    As filed with the Securities and Exchange Commission on October 26, 1995

                                           Registration No. 33 - _______________
================================================================================
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM S-4
            Registration Statement Under The Securities Act of 1933

                                   CU BANCORP
             (Exact name of registrant as specified in its charter)

            California                             6711                               95-3657044
   (State or other jurisdiction        (Primary Standard Industrial      (I.R.S. Employer Identification No.)
of incorporation or organization)      Classification Code Number)

                            16030 Ventura Boulevard
                            Encino, California 91436
                                 (818) 907-9122
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Stephen G. Carpenter
                            Chief Executive Officer
                            16030 Ventura Boulevard
                           Encino, California  91436
                                 (818) 907-9122
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH A COPY TO:
                             Anita Y. Wolman, Esq.
                                General Counsel
                            16030 Ventura Boulevard
                           Encino, California  91436
                                 (818) 907-9122

          Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
                                                       Proposed            Proposed
     Title of each class             Amount             maximum             maximum            Amount of
      of securities to                to be         offering price        aggregate          registration
        be registered             registered(1)      per share(2)      offering price(2)         fee
---------------------------------------------------------------------------------------------------------
 Common Stock, no par value         837,718              $8.00            $6,701,743             $2,311
=========================================================================================================

(1)   Based on approximate number of shares to be issued 837,718.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f) and (h).

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

================================================================================

                                   CU BANCORP

            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
                   INFORMATION REQUIRED BY ITEMS OF FORM S-4

         FORM S-4 ITEM                                                                 LOCATION IN PROSPECTUS
                     A.  INFORMATION ABOUT THE TRANSACTION

    1.   Forepart of the Registration Statement and Outside  . . . . . .   Cover Page of Registration Statement; This
            Front Cover Page of Prospectus                                 Cross Reference Sheet; Outside Front Cover
                                                                           Page of Proxy Statement/Prospectus

    2.   Inside Front and Outside Back Cover Pages of  . . . . . . . . .   Inside Front and Outside Back Cover Pages of
            Prospectus                                                     Proxy Statement/Prospectus; Available
                                                                           Information; Incorporation of Certain
                                                                           Documents by Reference; Table of Contents

    3.   Risk Factors, Ratio of Earnings to Fixed Charges and Other
            Information  . . . . . . . . . . . . . . . . . . . . . . . .   Proxy Statement/Prospectus Cover Page;
                                                                           Summary

    4.   Terms of the Transaction  . . . . . . . . . . . . . . . . . . .   Proxy Statement/Prospectus Cover Page; The
                                                                           Merger; Description of Bancorp Capital
                                                                           Stock; Comparison of the Rights of Holders
                                                                           of Bancorp Common and Corporate Stock

    5.   Pro Forma Financial Information   . . . . . . . . . . . . . . .   Summary -- Pro Forma Financial Data

    6.   Material Contracts with Company being Acquired  . . . . . . . .   Not applicable

    7.   Additional Information Required for Reoffering by . . . . . . .   Not applicable
            Persons and Parties Deemed to be Underwriters

    8.   Interests of Named Experts and Counsel  . . . . . . . . . . . .   Not applicable

    9.   Disclosure of Commission Position on Indemnification  . . . . .   Not applicable
            for Securities Act Liabilities


                                          B.  INFORMATION ABOUT THE REGISTRANT

   10.   Information With Respect to S-3 Registrants   . . . . . . . . .   Not applicable

   11.   Incorporation of Certain Information by Reference . . . . . . .   Not applicable

   12.   Information with Respect to S-2 or S-3 Registrants  . . . . . .   Available Information; Incorporation of
                                                                           Certain Documents by Reference

   13.   Incorporation of Certain Information by Reference . . . . . . .   Incorporation of Certain Documents by
                                                                           Reference

   14.   Information with Respect to Registrants Other Than  . . . . . .   Not applicable
            S-2 or S-3 Registrants


                                    C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

   15.   Information with Respect to S-3 Companies . . . . . . . . . . .   Not applicable

   16.   Information with Respect to S-2 or S-3 Companies  . . . . . .     Not applicable

   17.   Information with Respect to Companies Other Than  . . . . . . .   Summary; Corporate Bank; Management's
            S-2 or S-3 Companies                                           Discussion and Analysis of Financial
                                                                           Condition and Results of Operations of
                                                                           Corporate; Information Concerning the
                                                                           Business and Properties of Corporate;
                                                                           Appendix A;


                                          D.  VOTING AND MANAGEMENT INFORMATION

   18.   Information if Proxies, Consents or   . . . . . . . . . . . . .   Proxy Statement/Prospectus Cover Page;
            Authorizations are to be Solicited                             Summary; The Merger -- Interests of Certain
                                                                           Persons in the Merger; General Information;
                                                                           Dissenting Shareholders' Rights; Security
                                                                           Ownership of Management; Comparison of the
                                                                           Rights of Holders of Bancorp Common and
                                                                           Corporate Stock; Incorporation of Certain
                                                                           Documents by Reference

   19.   Information if Proxies, Consents or Authorizations  . . . . . .   Not applicable
            are Not to be Solicited or in an Exchange Offer

                                 CORPORATE BANK
                            2740 NORTH GRAND AVENUE
                          SANTA ANA, CALIFORNIA 94105
                                 (714) 532-8940

                            DRAFT TRANSMITTAL LETTER
                                __________, 1995

Dear Shareholder:

         You are cordially invited to attend the Special Meeting of the Shareholders of Corporate Bank, a California banking corporation ("Corporate") to be held at the Doubletree Hotel, located at 100 S. The City Drive, Orange, California, on ___________, _____________, 1995, at ______ p.m.

         At the Special Meeting you will be asked to consider and vote upon a proposal to ratify and confirm the Amended and Restated Agreement and Plan of Reorganization dated as of October 11, 1995, including exhibits (the "Merger Agreement"), by and among California United Bank, National Association, a national banking association ("CUB"), CU Bancorp, a California corporation and the parent holding company of CUB ("Bancorp"), and Corporate, pursuant to which Corporate will merge with and into CUB (the "Merger"). The Merger Agreement is reprinted as Appendix A to the enclosed Proxy Statement/Prospectus. Financial statements for Corporate are contained in the Proxy Statement/Prospectus.

         If the Merger Agreement is ratified and confirmed, upon consummation of the Merger, each outstanding share of common stock, no par value, of Corporate ("Corporate Stock"), other than shares as to which dissenters' rights are exercised, will be converted into the right to receive a number of shares of the common stock, without par value, of Bancorp ("Bancorp Common") equal to the Conversion Ratio (as defined in the Merger Agreement) or cash or a combination thereof.

         The Board of Directors of Corporate has carefully considered the terms and conditions of the Merger Agreement and the Merger. The Corporate Board believes the Merger is in the best interests of Corporate and its shareholders and unanimously recommends that you vote FOR ratification and confirmation of the Merger Agreement. The Merger requires approval by the holders of at least two-thirds of the outstanding Corporate Stock.

         We urge you to read carefully the enclosed Notice of Special Meeting and Proxy Statement/Prospectus, which more fully describe the terms of the Merger Agreement and the Merger and the other business to be conducted at the Special Meeting.

         It is important that your shares be represented at the Special Meeting, whether or not you plan to attend personally. Therefore, you are requested to complete, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage paid envelope so that your shares will be represented. If you attend the Special Meeting, you may vote in person if you wish even if you have previously returned your proxy card.

         We appreciate your support.

                 Allan H. Stokke           Stanley J. Pawlowski           C. Ellis Porter


                 Chairman of the Board     Vice Chairman of the Board     President and Chief
                                                                            Executive Officer

                                 CORPORATE BANK
                            2740 NORTH GRAND AVENUE
                          SANTA ANA, CALIFORNIA 94105


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON ________, 1995


TO THE SHAREHOLDERS OF CORPORATE BANK:

         NOTICE IS HEREBY GIVEN that, pursuant to its Bylaws and the call of the Board of Directors, a Special Meeting of Shareholders (the "Corporate Meeting") of Corporate Bank, a California banking corporation ("Corporate") will be held at the Doubletree Hotel, located at 100 S. The City Drive, Orange, California on __________, 1995 at _____, California time, for the following purposes all as set forth in the attached Proxy Statement/Prospectus:

         1. Approval of Merger Agreement. To ratify and confirm the Amended and Restated Agreement and Plan of Reorganization dated as of October 11, 1995 including exhibits, (the "Merger Agreement"), by and among California United Bank, National Association, a national banking association ("CUB"), CU Bancorp, a California corporation and the parent holding company of CUB ("Bancorp"), and Corporate pursuant to which Corporate will merge with and into CUB (the "Merger"). Upon consummation of the Merger, each outstanding share of common stock, no par value, of Corporate ("Corporate Stock") will be converted into the right to receive the Purchase Price Per Share (as defined in the Merger Agreement) which may be in the form of a number of shares of Bancorp common stock, without par value, equal to the Conversion Ratio (determined in the manner set forth in the Merger Agreement) or cash or a combination thereof, subject to certain limitations set forth in the Merger Agreement. A copy of the Merger Agreement is included in the Proxy Statement/Prospectus as Appendix A.

         2. Other Business. To transact such other business as may properly come before the Corporate Meeting and at any and all adjournments thereof.

         Only those shareholders of record at the close of business on ___________, 1995 shall be entitled to notice of and to vote at the Corporate Meeting.

                                          CORPORATE BANK


                                          C. Ellis Porter
                                          President and Chief Executive Officer

DATED:  ___________, 1995

         IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY THEN WITHDRAW YOUR PROXY. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS EXERCISE.

         IN ORDER TO FACILITATE THE PROVIDING OF ADEQUATE ACCOMMODATIONS, PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING.

                           PROXY STATEMENT/PROSPECTUS

                                   CU BANCORP
                                ________ Shares
                                  Common Stock
                              (without par value)

                 CU BANCORP                        CORPORATE BANK
                 16030 VENTURA BOULEVARD           2740 NORTH GRAND AVENUE
                 ENCINO, CALIFORNIA 91436          SANTA ANA, CALIFORNIA 94105
                 (818) 907-9122                    (714) 771-5050

         This Proxy Statement/Prospectus is furnished to the shareholders of Corporate Bank, a California banking corporation ("Corporate"), in connection with the solicitation of proxies by the Board of Directors of Corporate for the Special Meeting of Shareholders of Corporate (the "Corporate Meeting"). The Corporate Meeting will be held at _____, California time, on ________ ___, 1995 at the Doubletree Hotel, located at 100 S. The City Drive, Orange, California.

         At the Corporate Meeting, the shareholders of Corporate will be asked to vote upon a proposal to ratify and confirm the Amended and Restated Agreement and Plan of Reorganization dated as of October 11, 1995, (the "Merger Agreement"), by and among California United Bank, National Association ("CUB"), CU Bancorp, a California corporation and the parent bank holding company of CUB ("Bancorp"), and Corporate, pursuant to which Corporate will merge with and into CUB (the "Merger"). The Merger Agreement provides for the conversion of each outstanding share of the Corporate common stock, no par value, into the right to receive a number of shares of Bancorp common stock, without par value, ("Bancorp Common"), equal to the Conversion Ratio (as defined in the Merger Agreement) or cash or a combination thereof. See "THE MERGER."

         This Proxy Statement/Prospectus is first being mailed to the shareholders of Corporate on or about __________, 1995.

         This Proxy Statement/Prospectus also constitutes the Prospectus of Bancorp under the Securities Act of 1933, as amended ("1933 Act"), for the public offering of the shares of Bancorp Common to be issued in the Merger. See "DESCRIPTION OF BANCORP CAPITAL STOCK -- Bancorp Common." This Proxy Statement/Prospectus does not cover any resales of such securities, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

                               _______________


         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
            SECURITIES AND EXCHANGE COMMISSION OR THE COMPTROLLER OF
           THE CURRENCY, THE CALIFORNIA SUPERINTENDENT OF BANKS, THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY STATE
                  SECURITIES COMMISSION NOR HAS THE SECURITIES
               AND EXCHANGE COMMISSION OR THE COMPTROLLER OF THE
               CURRENCY, THE CALIFORNIA SUPERINTENDENT OF BANKS,
                   THE FEDERAL DEPOSIT INSURANCE CORPORATION
                       OR ANY STATE SECURITIES COMMISSION
                      PASSED UPON THE ACCURACY OR ADEQUACY
                      OF THIS PROXY STATEMENT/PROSPECTUS.
                           ANY REPRESENTATION TO THE
                             CONTRARY IS A CRIMINAL
                                   OFFENSE.

                               _______________


        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS __________, 1995

                             AVAILABLE INFORMATION

         Corporate is not subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance does not file reports and other information with the Federal Deposit Insurance Corporation (the "FDIC").

         Bancorp is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by Bancorp can be inspected and copied at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at Room 1228, 75 Park Place, New York, New York 10007 and Room 3190, 230 South Dearborn Street, Chicago, Illinois 60604. In addition, copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         Bancorp has filed with the Commission a Registration Statement (No. 33-______) under the 1933 Act relating to the shares of Bancorp Common to be issued in the Merger (the "Registration Statement"). This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the Exhibits thereto, certain parts of which are omitted in accordance with the Commission's rules and regulations. The Registration Statement and the Exhibits thereto may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at the addresses set forth above. All information concerning Bancorp contained in the Proxy Statement/Prospectus has been furnished by Bancorp and all information concerning Corporate has been furnished by Corporate.

         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO BANCORP (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM ANITA Y. WOLMAN, ESQ., GENERAL COUNSEL, CU BANCORP, 16030 VENTURA BOULEVARD, ENCINO, CALIFORNIA 91436, TELEPHONE (818) 907-9122. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY [INSERT DATE THAT IS FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE], 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission are incorporated herein by reference: (i) Bancorp's Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 1994; (ii) Bancorp's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, and September 30, 1995;
(iii) Bancorp's Current Report on Form 8-K dated April 10, 1995 and (iv) Bancorp's Proxy Statement dated May 23, 1995 for the 1995 Annual Meeting of Stockholders. Bancorp's Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1994 and the Quarterly Report for the quarter ended June 30, 1995 are attached to this Proxy Statement/Prospectus as Appendix D-1, D-2, and D-3.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Proxy Statement/Prospectus, shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CORPORATE OR BANCORP. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CORPORATE OR BANCORP SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                                    SUMMARY

         The following is a summary of certain information included elsewhere in this Proxy Statement/Prospectus and is qualified in its entirety by reference to that information. Shareholders are urged to review carefully the entire Proxy Statement/Prospectus (including the Appendices and the documents incorporated by reference).

INTRODUCTION

         At the Special Meeting of Shareholders ("Corporate Meeting") of Corporate Bank, a California banking corporation ("Corporate"), the shareholders of Corporate will be asked to consider and vote upon a proposal to ratify and confirm the Amended and Restated Agreement and Plan of Reorganization dated as of October 11, 1995 (the "Merger Agreement"), by and among California United Bank, National Association, a national banking association ("CUB"), CU Bancorp, a California corporation and the parent bank holding company of CUB ("Bancorp"), and Corporate, pursuant to which Corporate will merge with and into CUB (the "Merger"). The Merger is subject to certain conditions, including ratification and confirmation of the Merger Agreement by the holders of two-thirds of the outstanding shares of the common stock, no par value, of Corporate ("Corporate Stock"). If all conditions set forth in the Merger Agreement are satisfied or waived (where permissible), the Merger will become effective ("Effective Time") at the time specified, or at the time mutually agreeable to CUB, Bancorp and Corporate on the date specified, in a merger approval to be issued by the Comptroller of the Currency ("OCC") and the California Secretary of State. A copy of the Merger Agreement is reprinted as Appendix A to this Proxy Statement/Prospectus. See "THE MERGER."

THE CORPORATE MEETING

         DATE, TIME AND PLACE. The Corporate Meeting will be held at ______, California time, on ________, 1995 at the Doubletree Hotel, located at 100 S. The City Drive, Orange, California.

         RECORD DATE. The close of business on ____________, 1995 has been set as the record date ("Record Date") for determining which shareholders are entitled to receive notice of and to vote at the Corporate Meeting. On the Record Date, there were 500,000 shares of Corporate Stock outstanding, held of record by approximately 47 shareholders. The affirmative vote of the holders of two-thirds of the outstanding shares of Corporate Stock is required to ratify and confirm the Merger Agreement. See "GENERAL INFORMATION."

THE PARTIES

         CU BANCORP. Bancorp is a California corporation incorporated in 1981 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As of June 30, 1995, it had total assets of $309.8 million. Bancorp's sole subsidiary is CUB which provides Bancorp's principal source of income through dividends paid by CUB. Bancorp, through its banking subsidiary, provides banking and financial services throughout the greater Los Angeles metropolitan area. See "CU BANCORP."

         The principal executive office of Bancorp is located at 16030 Ventura Boulevard, Encino, California 91436, telephone number (818) 907-9122.

         CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION. CUB is a national banking association founded in April 1982. As of June 30, 1995, it had deposits of $269.4 million and total assets of $309.8 million. CUB provides a wide range of commercial banking services to individuals and business concerns through its five branch offices in the greater Los Angeles metropolitan area.

         The principal executive office of CUB is located at 16030 Ventura Boulevard, Encino, California 91436, telephone number (818) 907-9122.

         CORPORATE BANK. Corporate was organized as a national banking association in 1982 and converted to a California licensed banking corporation in 1987. As of June 30, 1995, it had deposits of approximately $66 million and assets of approximately $75 million. See "CORPORATE BANK."

         The principal executive office of Corporate is located at 2740 North Grand Avenue, Santa Ana, California 92705, telephone number (714) 771-5050. Corporate also has one branch office in Anaheim, California.

         Corporate provides banking services to individuals and business concerns in Orange County through its two offices.

THE MERGER

         BACKGROUND OF THE MERGER.   Since mid 1992, when a new management team
joined the organization, CUB has viewed its geographic target market as the general Los Angeles area and contiguous communities. Within these geographic areas, it seeks to provide primarily commercial banking services to business entities, professionals and high net worth individuals. CUB views this targeted market as a series of at least five circles representing desired service areas. These circles may be adjacent to one another, may overlap in some fashion or may be separate. Within these circles, CUB has sought to either acquire banks or branches or to open de novo offices. CUB has succeeded, through de novo offices, to place at least one office in each of the circles, resulting in its series of offices from Ventura County on the west, to the San Fernando Valley, West Los Angeles, South Bay and San Gabriel Valley (Industry) on the east. In moving south, the next circle encompasses inland Orange County and surrounding areas, where Corporate is located. Thus, the acquisition of Corporate is a logical step in CUB's strategic plan as a result of the geographic location of Corporate in inland Orange County, which serves areas which are adjacent to those served by CUB's existing offices in the South Bay and San Gabriel Valley areas.

         Since CUB's strategic plans were known to certain legal and investment banking professionals, an introduction to the management of Corporate was made by attorneys representing CUB who were familiar with certain of the management at Corporate. During these introductory meetings, the parties discovered many similarities to their businesses and recognized the possibilities of synergies in a business combination.

         In October of 1994, Bancorp and Corporate commenced preliminary negotiations, culminating in the execution of an Agreement and Plan of Reorganization on March 27, 1995 (the "Old Merger Agreement"). As a result of events subsequent to execution of the Old Merger Agreement, including but not limited to changes in management of Corporate, financial results of Corporate, potential claims against former Corporate management employees and related matters more fully discussed in "Recent Events Related to Corporate," the transaction was substantially delayed, pending, in part, receipt of Corporate's audited financial statements for the year ended December 31, 1994. During the fourth quarter of 1994, the Board of Directors of Corporate elected to change accounting firms. Corporate's accountant prior to that time, Grant Thornton LLP, had represented Corporate since its organization in 1982, and Corporate's Board of Directors believed it would be prudent to make a change due to the longevity of that relationship. Corporate engaged Deloitte & Touche LLP to replace Grant Thornton LLP for the Bank's December 31, 1994 audit. Deloitte & Touche LLP began the work necessary for the year-end audit, but resigned as of April 21, 1995 before completing the audit, due to the discovery of possible employee defalcations and related concerns about the records of the Bank and the need for further investigation. On May 10, 1995, Corporate engaged Arthur Andersen LLP to complete the audit. The audit of the financial statements as of December 31, 1994 was completed by Arthur Andersen LLP on June 30, 1995.
Since that date, additional negotiations took place among the officers and counsel for Bancorp and Corporate as well as consultations with Bancorp's and Corporate's accountants and other experts. Both parties perceived the need for amendments to the Old Merger Agreement, as the result of the events noted above, and the impossibility of complying with certain provisions of the Old Merger Agreement, including time frames and deadlines contained therein.

         On October 11, 1995 the parties entered into an Amended and Restated Plan of Reorganization (the "Merger Agreement"). The Old Merger Agreement and the Merger Agreement are different in the following principal areas:

         1) Purchase Price. The Purchase Price in the Old Merger Agreement was a fixed price of $7,800,000 plus or minus net income/loss for the period from January 1, 1995 to the Calculation Date (approximately ten (10) days prior to the Closing Date, as defined therein). The Merger Agreement now provides for a Purchase Price equal to Shareholders' Equity of Corporate as of November 30, 1995 (or such later date as the parties may agree upon) (the "Audit Date") plus or minus (as the case may be) an amount equal to: 1) the pro rata Corporate net income/loss for the period from January 1, 1995 to the Audit Date (the "Audit Period") applied to the period from the Audit Date to the Calculation Date (excluding the effect of extraordinary gains such as a recovery or sale of the Bond Claim, as defined below) and plus, 2) either (i) any net recovery on, or net proceeds of the sale of, the Bond Claim prior to the Calculation Date (see "Recent Events Related to Corporate", herein), or (ii) if there is no recovery under the Bond Claim and no sale of the Bond Claim prior to the Calculation Date, $200,000. The Shareholders' Equity of Corporate as of the Audit Date will be determined by the parties pursuant to audited financial statements prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") accompanied by the unqualified opinion of Corporate's independent public accountants, Arthur Andersen LLP ("AA") (the "Closing Audit")

         In the Old Merger Agreement, the Purchase Price was subject to adjustment upon CUB's determination of necessary augmentation to Corporate's loan loss reserve, utilizing CUB standards. The Merger Agreement now provides that all financial analysis for purposes of determining the Purchase Price will be made by the parties based upon the Closing Audit or the Closing Audit and the Closing Report, as defined below. In addition, the parties will utilize analysis by AA for purposes of determining the net after tax effect of a recovery on or a sale of the Bond Claim pursuant to GAAP, in the event there is such a recovery or sale prior to the Calculation Date. If the Closing Date is more than seventy-five (75) days subsequent to the Audit Date, AA shall conduct a review of the Corporate financial statements pursuant to AICPA standards and render a written report thereon (the "Closing Report"). In such event, the parties shall utilize such Closing Report, together with the Closing Audit, to make a final determination of the Purchase Price. No party has the ability to force an adjustment in the Purchase Price, but each party has the option of termination of the Merger Agreement if it reasonably disagrees with the Shareholders' Equity as set forth in the financial statements accompanying the Closing Audit or the Closing Report and sets forth the basis for that disagreement in
writing.   Since the Old Merger Agreement was executed prior to Corporate's discovery of events related to the Bond Claim, it was silent as to the Bond
Claim.

         2) Exchange Ratio. The Old Merger Agreement provided that Bancorp Common would be valued at $7.32 for purposes of the Exchange Ratio. As a result of the significant time delays engendered by Corporate's internal matters, the valuation of Bancorp Common was amended to $8.00 to more closely reflect the Bancorp Common market value in October 1995. If should be noted that the value of Bancorp stock on October 11, 1995, which was the date of execution of the Merger Agreement, was higher than $8.00, however the parties in arms-length negotiations determined that the $8.00 price was appropriate.

         3) Form of Payment. The Old Merger Agreement provided that the sole consideration to be paid by Bancorp for the Corporate Stock would be Bancorp Common (except as to fractional shares). The Merger Agreement now provides for a combination of Bancorp Common and cash as more fully explained in "Merger Terms" herein. The amount of Bancorp Common which will be issued to holders of Corporate Stock will not be less than seventy five percent (75%) of the Purchase Price or more than ninety percent (90%) of the Purchase Price (the "Elected Stock Percentage"), and the amount of cash to be paid to holders of Corporate Stock will not be more than twenty-five percent (25%) of the Purchase Price or less than ten percent (10%) of the Purchase Price (the "Elected Cash Percentage"). The percentage of Bancorp Common and cash shall equal one hundred percent of the Purchase Price (collectively the "Elected Percentage").

         CORPORATE FAIRNESS OPINION.   Corporate received an initial fairness
opinion on the Old Merger Agreement, from the consulting firm of The Findley Group ("Findley"), Anaheim, California, which was based on draft financial information for 1994 from Deloitte & Touche LLP. Following receipt of AA's audit report on the financial statements for 1994, and the execution of the Amended and Restated Agreement and Plan of Reorganization, Corporate obtained an additional fairness opinion from Findley. The co-director and sole shareholder of Findley, Gary Steven Findley, is a registered investment advisor with the Commission and with the California Department of Corporations.
Findley is a banking consultant firm with extensive experience in providing consulting services in acquisitions, mergers and changes in control of banks in the State of California, and in providing fairness and stock valuation opinions in California independent bank transactions involving purchases, sales and exchanges, and mergers and acquisitions. For the services described herein, Corporate has paid Findley $11,000. Findley has provided a variety of bank consulting services to Corporate and may render bank consulting services to Corporate or CUB in the future.

         CORPORATE'S REASONS FOR THE MERGER AND RECOMMENDATION OF CORPORATE BOARD. In evaluating the proposed Merger, the Board of Directors of Corporate closely examined the banking philosophy and strategic goals of CUB and its success in implementing its strategic plan. Corporate determined that the long-term viability of small community banks was questionable, its ability to compete in the current economic and regulatory environment was difficult and Corporate might not be able to achieve desired goals and shareholder returns. Corporate's Board of Directors decided that in light of the fact that Corporate was operating under the constraints of regulatory orders issued by the FDIC and a Memorandum of Understanding issued by the California State Banking Department, was experiencing reduced profitability with a relatively high level of problem loans, and because Corporate's earnings would be impacted negatively for several years due to its above market rate lease for its Santa Ana headquarters office, it was prudent to enter into discussions with CUB that ultimately resulted in the Merger Agreement. Corporate's Board of Directors decided Corporate and its shareholders would be best served by merging Corporate with another institution having highly capable management, similar banking philosophy and growth strategies that included Orange County. The Board of Directors of Corporate concluded that the projected earnings potential on a per share basis of the combined institutions would exceed that of Corporate on a stand-alone basis. Other advantages anticipated are: increased market liquidity for holders of Corporate common stock, an opportunity to share in the benefits of future acquisitions by CUB, a resulting bank that will be firmly established in desirable and growing market areas, and increased operating efficiencies through the consolidation of the two banks. Subsequent to the change of management of Corporate and the matters more fully discussed in "Recent Events Related to Corporate," the Board re-examined the proposed transaction in view of the changes related primarily to these matters and the ensuing delays in the transaction. The Board determined that the transaction as reflected in the Amended Agreement and Plan of Reorganization continued to be in the best interests of Corporate and its shareholders since many of the synergies and growth opportunities continued to exist, the price of Bancorp stock had risen steadily during the interim, and that Corporate's earnings would be, at least temporarily, impacted by the costs related to the recent events. Based on the foregoing and such other factors as Corporate considered appropriate, the Board of Directors of Corporate unanimously concluded that the Merger was in the best interests of Corporate and its shareholders.

         THE BOARD OF DIRECTORS OF CORPORATE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CORPORATE RATIFY AND CONFIRM THE MERGER AGREEMENT.

         BANCORP'S REASONS FOR THE MERGER. Bancorp's primary reason for the Merger is to permit CUB to acquire the retail and commercial franchise of Corporate to increase its ability to serve its existing customers in the Orange County area in Southern California and to facilitate growth of a customer base in that area. In evaluating the proposed Merger, the Board of Directors of Bancorp considered Corporate's branch banking franchise, the historical results of Corporate's operations and the economic conditions and market opportunities found in the local banking markets served by Corporate. These factors were reconsidered by CUB after Corporate's change of management and discovery of the matters more fully discussed in "Recent Events Related to Corporate" herein, the resignation of Deloitte & Touche LLP and the resultant delay in the transaction, as well as the impact on Corporate's earnings of costs of attorneys, accountants and consultants related to these matters. These considerations and the considerations of the Corporate directors, resulted in the Amended and Restated Plan of Reorganization. In determining an appropriate price for the transaction, CUB also considered the effect of Corporate's above market rate long-term lease on its Santa Ana branch. Upon an acquisition of Corporate, any purchaser is required by GAAP to record the difference between the lease rate and fair market value over the remainder of the lease term (approximately 13 years) as a liability for accounting purposes. The after tax impact to CUB of recording this liability is approximately One Million Six Hundred Thousand Dollars ($1,600,000), before taking amortization and other accounting factors into consideration. The Merger Agreement has been approved by the Boards of Directors of Bancorp and CUB. The Merger Agreement has also been ratified and confirmed by the affirmative vote of the shareholder of CUB. Approval of the Merger Agreement and the Merger by the stockholders of Bancorp is not required. See "THE MERGER -- Bancorp's Reasons for the Merger."

         MERGER TERMS. Upon consummation of the Merger, Corporate will be merged with and into CUB, the separate corporate existence of Corporate will cease, and the outstanding shares of Corporate Stock will be converted into the right to receive the Purchase Price in Bancorp Common and cash. The Purchase Price will be an amount equal to Corporate's Shareholders' Equity as set forth in the financial statements accompanying the Closing Audit or (depending on the timeframe of the Calculation Date) the Closing Audit and the Closing Report, plus or minus (as the case may be) an amount equal to a pro rata portion of Corporate's net income/loss for the Audit Period (excluding the effect of extraordinary events which will not be factored into such application) applied to the period between the Audit Date and the Calculation Date and plus either: (i) any net recovery on or net proceeds of a sale of the Bond Claim received prior to the Calculation Date; or
(ii) if no such recovery is received or there is no sale of the Bond Claim prior to the Calculation Date, $200,000. All financial analysis for purposes of determining the Purchase Price will be made by the parties based upon the financial statement accompanying the Closing Audit or the Closing Audit and the Closing Report. In addition, the parties will utilize analysis by AA for purposes of determining the net after tax effect of a recovery on or a sale of the Bond Claim, pursuant to GAAP, in the event there is such a recovery or sale prior to the Calculation Date.

         While the actual formula for determining the Purchase Price reflects the parties' efforts to provide for a Closing Date as soon as possible after all the regulatory approvals and other conditions are received, and will not likely result in a simultaneous Audit Date and Calculation Date, the following discussion assumes a simultaneous Audit Date and Calculation Date for simplicity of illustration. If the Audit Date and Calculation Date are not simultaneous, there would be added to Corporate's Shareholders' Equity as of the Audit Date, a pro rata portion of the net income for the Audit Period (not including extraordinary gains) applied to the period between the Audit Date and the Calculation Date

         If the transaction had closed utilizing a Calculation Date (and Audit
Date) of June 30, 1995, the Purchase Price would have been $7,377,000 which was equal to a combination of (i) Corporate's Shareholders' Equity as of that date, plus (ii) the additional $200,000 (in lieu of a sale of, or receipt of recovery on, the Bond Claim). IT IS POSSIBLE THAT THE SHAREHOLDERS' EQUITY OF CORPORATE AS OF THE AUDIT DATE OR THE CALCULATION DATE WILL BE LESS THAN $7,177,000 SINCE CORPORATE IS CONTINUING TO INCUR HIGH OPERATING COSTS AND IS EXPENDING HIGH COSTS RELATING TO THE MERGER. IF CORPORATE FOR ANY REASON SUFFERS MATERIAL LOSSES PRIOR TO THE CLOSING DATE, THEREBY MATERIALLY REDUCING CORPORATE'S SHAREHOLDERS' EQUITY AND THE PURCHASE PRICE, CORPORATE WOULD NONETHELESS BE OBLIGATED TO COMPLETE THE MERGER AT THE REDUCED PRICE, WITHOUT LIMIT. UNDER SUCH CIRCUMSTANCES, CU BANCORP AND CUB WOULD BE ENTITLED TO TERMINATE THE TRANSACTION DUE TO THE MATERIAL ADVERSE CHANGE IN CORPORATE'S CONDITION.

         In the Merger, each share of Corporate Stock outstanding at the Effective Time (as defined in the Merger Agreement) ("Effective Time"), except shares directly or indirectly owned by Bancorp or Corporate (other than in a fiduciary capacity) and any shares held by shareholders of Corporate dissenting from the Merger, will be converted into the right to receive the Purchase Price Per Share (as defined in the Merger Agreement and as discussed below), which may be in the form of either Bancorp Common Stock or cash, or some combination thereof. Accordingly, each Corporate Shareholder will have the option of conditionally electing to convert each of his shares of Corporate Stock into either Bancorp Common (the "Conditional Stock Election") or cash (the "Conditional Cash Election"), subject to certain limitations as more fully set forth herein. A Corporate Shareholder may also elect to have his shares converted into a combination of cash and Bancorp Common (the "Conditional Joint Election"). A Corporate Shareholder may also elect that he has no preference as to which type of consideration he will receive in exchange for his Corporate Stock ("No Election"). All of the conditional elections are subject to the requirement that no less than seventy-five percent (75%) and no more than ninety percent (90%) of all of the outstanding shares of Corporate Stock (including all Dissenting Shares, as defined below) shall be converted into Bancorp Common (the "Elected Stock Percentage") and no more than twenty-five percent (25%) and no less than ten percent (10%) of Corporate Stock shall be converted into cash.

Bancorp shall have discretion to determine the actual percentage of Bancorp Common and cash at any time prior to the Effective Date of the Merger (the "Elected Percentage"). (See "THE MERGER -- Terms of the Agreement -- Conversion; Allocation Procedure" and Appendix A herein.)

         The Conversion Ratio will be equal to a fraction, of which the numerator shall be the Purchase Price Per Share (as defined in the Merger Agreement, and as discussed below) multiplied by the Elected Stock Percentage and the denominator shall be $8.00. The Purchase Price Per Share shall be calculated by dividing the Purchase Price by the number of outstanding shares of Corporate (on a fully diluted basis) on the Effective Date of the Merger.

         The Calculation Date (as defined in the Merger Agreement) shall be the last business day of the week preceding the Closing Date (as defined in the Merger Agreement) ("Closing Date") or such other date as may be mutually agreed by the parties. The Calculation Date shall not be more than 5 business days prior to the Closing Date, except by mutual agreement of the parties.

         Corporate's Shareholders' Equity will be determined by reference to the Closing Audit or the Closing Audit and the Closing Report. BECAUSE THE CLOSING AUDIT OR THE CLOSING REPORT MAY RESULT IN ADJUSTMENTS TO CORPORATE'S SHAREHOLDERS' EQUITY, AND BECAUSE CORPORATE IS CONTINUING TO INCUR HIGH OPERATING COSTS AND IS EXPENDING HIGH COSTS RELATING TO THE MERGER, IT IS POSSIBLE THAT THE SHAREHOLDERS' EQUITY OF CORPORATE UTILIZED FOR DETERMINING THE PURCHASE PRICE MAY BE LESS THAN CORPORATE'S SHAREHOLDERS' EQUITY AS OF JUNE 30, 1995 ($7,177,000).

         HOWEVER, IT SHOULD ALSO BE NOTED THAT THE ACTUAL MARKET VALUE OF BANCORP COMMON IS SUBJECT TO FLUCTUATION WHILE THE VALUATION FOR PURPOSES OF DETERMINING THE CONVERSION RATIO DOES NOT CHANGE. THEREFORE, THE VALUE OF THE SHARES OF BANCORP COMMON THAT HOLDERS OF CORPORATE STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO THE MERGER, ALTHOUGH THE EXCHANGE RATIO WILL BE FIXED AT $8.00 PER SHARE. AT JUNE 30, 1995 THE ACTUAL MARKET VALUE OF BANCORP COMMON AS LISTED ON THE NASDAQ STOCK EXCHANGE, WAS $7.00 PER SHARE. HAD THE MERGER OCCURRED UTILIZING CALCULATION (AND AUDIT ) DATES OF JUNE 30, 1995, THE SHAREHOLDERS OF CORPORATE WOULD HAVE RECOGNIZED SUCH LOSS. HOWEVER, SINCE CORPORATE IS REQUIRED TO PROCEED WITH THE MERGER REGARDLESS OF THE MARKET PRICE OF BANCORP COMMON AT THE CALCULATION DATE (UNLESS THE CHANGE CONSTITUTES A MATERIAL ADVERSE CHANGE), THE ACTUAL MARKET VALUE OF THE BANCORP COMMON THAT HOLDERS OF CORPORATE STOCK MAY RECEIVE IN THE MERGER MAY BE MORE OR LESS THAN $8.00. HOWEVER, ON OCTOBER 11, 1995 WHICH WAS THE DATE OF EXECUTION OF THE AMENDED AND RESTATED AGREEMENT AND PLAN OF REORGANIZATON, THE MARKET VALUE OF BANCORP COMMON WAS $8.94 PER SHARE, WHICH WAS IN EXCESS OF THE VALUE OF BANCORP COMMON TO BE UTILIZED FOR THE PURPOSE OF COMPUTING THE EXCHANGE RATIO. HAD THE MERGER OCCURRED UTILIZING CALCULATION (AND AUDIT) DATES OF OCTOBER 11, 1995, THE SHAREHOLDERS OF CORPORATE WOULD HAVE RECEIVED THE BENEFIT OF THE HIGHER PRICE, AND BANCORP WOULD BE REQUIRED TO PROCEED
WITH THE MERGER.

         CORPORATE BOND CLAIM AND EFFECT ON PURCHASE PRICE. Corporate has indicated that it believes it has certain claims against one or more former employees for matters relating to their employment. Corporate filed a notice of claim and a formal Proof of Loss with its Bankers' Blanket Bond (the "Bond") Insurance Carrier on September 29, 1995 (the "Bond Claim"). Corporate believes that certain losses previously incurred and recognized by Corporate are covered by the Bond Claim and could thereby be reimbursed. In the event that a recovery on the Bond Claim is received prior to the Calculation Date, the net effect of the recovery will be added to Shareholders' Equity and will thereby increase the Purchase Price. In the event that Corporate determines that it is not likely that Corporate will be able to effect recovery on the Bond Claim before the Calculation Date, then Corporate may sell the Bond Claim, in which case the Purchase Price would be increased by the amount of the increase in Shareholders' Equity resulting from the sale of the Bond Claim. If Corporate neither receives a recovery from the insurance carrier pursuant to the Bond Claim nor sells the Bond Claim, the Bond Claim shall belong to the Surviving Bank upon consummation of the Merger, and, in consideration therefor, the Purchase Price will be increased as of the Calculation Date by $200,000.


         ELECTION PROCEDURE. A Conditional Election Statement will be sent to each Corporate Shareholder to request each Corporate Shareholder to make a Conditional Stock Election, Conditional Cash Election, Conditional Joint Election or No Election. For the Conditional Election Statement to be effective, it must be properly completed and signed by the Corporate Shareholder and received by the exchange agent of Bancorp on or before the date set forth therein (the "Election Date"). Any Corporate Shareholder who has submitted a Conditional Election Statement may amend or revoke the same at any time prior to the Election Date. Any Corporate Shareholder who does not return a Conditional Election Statement on or before the Election Date, or who properly revokes his Conditional Election Statement but does not submit a new statement, will be deemed to have made No Election. After the Election Date, all such conditional elections will be irrevocable.

         Notwithstanding compliance with the above-described procedure, Corporate Shareholders who have made a Conditional Stock Election may be required to receive a certain portion of their consideration in cash and Corporate Shareholders who have made a Conditional Cash Election may be required to receive a certain portion of their consideration in the form of Bancorp Common because of the allocation procedure to be utilized to ensure compliance with the Stock Conversion Requirement. Under the Merger Agreement, Bancorp has until the Effective Date of the Merger to determine the Elected
Percentage.   Whether and to what extent each Corporate Shareholder will receive Bancorp Common and/or cash will be determined thereafter. The stock certificates evidencing the Corporate Stock will be exchanged for Bancorp Common and/or cash as soon as reasonably practicable after consummation of the Merger as more fully described herein. (See "THE MERGER -- Terms of the Agreement -- Election and Exchange Procedure; Allocation Procedure" herein.)

         CONVERSION RATIO. Under the terms of the Merger Agreement, the parties have agreed that the portion of the Purchase Price payable in Bancorp Common shall be valued at $8.00 per share, notwithstanding any increase or decrease in the value of such Bancorp Common as of the Calculation Date. Thus, if the value of the Bancorp Common drops below $8.00 per share, Corporate's shareholders will receive Bancorp Common and cash having a value less than Corporate's Shareholders' Equity as of the Calculation Date, and if the value of the Bancorp Common is more than $8.00 per share as of the Calculation Date, Corporate's shareholders will receive value in excess of Corporate's Shareholders' Equity as of such date. As discussed above, the market value of the Bancorp Common at October 11, 1995, the date of execution of the Merger Agreement, was

$8.94, but no assurances can be given that such market value will exceed $8.00 per share as of the Calculation Date.

         If the Merger had been consummated with an Audit Date and Calculation Date of June 30, 1995 with an Elected Cash Percentage of 10%, the Conversion Ratio would have been 1.61 and Corporate shareholders would have received 1.61 shares of Bancorp Common for each share of Corporate Stock (based upon the 500,000 shares of Corporate Stock and options to exercise 14,000 shares of Corporate Stock then outstanding), plus cash in the amount of $1.44 per share. At that date, the shareholders of Corporate would have received an aggregate of $737,700 in cash (not including payment for fractional shares received) and an aggregate of 829,913 shares of Bancorp Common or 15.32% of the Bancorp Common then outstanding. BECAUSE THE VALUE TO BE RECEIVED BY THE CORPORATE SHAREHOLDERS IS BASED UPON THE FLUCTUATING MARKET VALUE OF THE BANCORP COMMON, IT IS POSSIBLE THAT THE VALUE RECEIVED BY CORPORATE'S SHAREHOLDERS AS OF THE CLOSING DATE WILL BE MORE OR LESS THAN THE SHAREHOLDERS' EQUITY AS OF THE AUDIT DATE OR THE CALCULATION DATE

         No fractional shares of Bancorp Common will be issued in exchange for Corporate Stock. Bancorp will pay or cause to be paid cash in lieu of fractional shares equal to the product of (i) the fraction of a share which would otherwise have been issued multiplied by (ii) the Conversion Ratio. See "THE MERGER -- Terms of the Merger."

         During the time from execution of the Merger Agreement through the Closing Date, Corporate is required to maintain adequate reserves for loan losses and other contingencies, as required by GAAP. Corporate shall provide CUB with information on certain proposed loans over $100,000 on a regular basis. Each party shall provide the other with copies of all monthly reports to the respective Boards of Directors.

         OPINION OF FINANCIAL ADVISOR. Findley, as financial advisor to the Board of Directors of Corporate, has delivered to the Corporate Board its written opinion dated October 23, 1995, that, based upon and subject to the assumptions and limitations set forth therein, as of the date of such opinion the Purchase Price Per Share to be paid pursuant to the Merger Agreement and the methodology for computing the Purchase Price Per Share as of the Calculation Date would be fair from a financial point of view to the holders of Corporate Stock. See "THE MERGER -- Terms of the Merger." A copy of the opinion of Findley is reprinted as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. Findley was not requested to and did not participate in the negotiations regarding the Merger Agreement. Corporate will pay Findley certain fees for its services in
connection with the Merger.    See "THE MERGER -- Opinion of Financial
Advisor."

         REGULATORY APPROVALS. Applications for prior approval of the Merger were filed with the OCC on _____________, 1995. There can be no assurances that the required approvals will be obtained, or as to conditions or timing of such approvals. See "THE MERGER -- Regulatory Approval."

         AGREEMENTS WITH CERTAIN SHAREHOLDERS. Pursuant to Shareholder's Agreements dated as of October 11, 1995 ("Shareholder's Agreements"), all directors of Corporate who are shareholders and shareholders holding more than 5% of the outstanding shares of Corporate Stock have agreed to vote certain of the shares they own or hold in trust (representing approximately 19.05% of the outstanding shares of Corporate Stock entitled to vote at the Meeting) in favor of ratification and confirmation of the Merger Agreement, thereby increasing the likelihood that the Merger Agreement will be ratified and confirmed.

These directors have also agreed to elect to receive not less Bancorp Common than the Elected Stock Percentage determined by Bancorp. See "THE MERGER -- Agreements with Certain Shareholders."

         INTERESTS OF CERTAIN PERSONS IN THE MERGER. As of September 15, 1995, the directors and executive officers(1) of Corporate owned 70,250 shares of Corporate Stock (representing 14.05% of the outstanding shares of Corporate Stock) and held options to purchase 17,500 shares of Corporate Stock under Corporate's stock option plan. The option which was outstanding as of September 15, 1995 to purchase 17,500 shares was held by Stanley J. Pawlowski. In an agreement dated October 6, 1995, which is subject to approval by the FDIC, Mr. Pawlowski agreed to cancel his entire option upon payment to him of $6,898, which is the amount determined by the Board of Directors of Corporate to be the value of the options as of that date. If the directors and executive officers of Corporate continue to own 70,250 shares of Corporate Stock at the Effective Time and elect to receive the combination of Bancorp Common and cash equal to the Elected Percentage (assumed for purposes of this paragraph to be 10% cash and 90% Bancorp Common), such shares will be converted into the number of shares of Bancorp Common called for by the Conversion Ratio. If the Merger had been consummated with a Calculation Date of June 30, 1995, then based upon a Conversion Ratio of 1.61, the directors and executive officers of Corporate would have received approximately 113,426 shares of Bancorp Common which would have constituted 2.1% of the then outstanding number of shares of Bancorp Common.

         Upon consummation of the Merger, C. Ellis Porter will be paid a bonus of $20,000, Stanley J. Pawlowski will be paid a bonus of $20,000, and Gary R. Strachn will be paid a bonus of $15,000. These bonuses will be paid only upon the successful closing of the Merger and will be deducted from the Shareholders' Equity of Corporate as of the Audit Date, thereby reducing the Purchase Price by the amount of such payments.

         As successor to the obligations of Corporate under the terms of the Merger Agreement, CUB will have the power to indemnify Corporate's past and present officers and directors from loss or liability arising from or relating to the performance of their duties to the extent such indemnification is permitted under applicable law and the bylaws of CUB. In addition, Corporate has arranged to purchase directors' and officers' tail insurance (the "D&O Tail"). Under the D&O Tail, the persons serving as officers and directors of Corporate immediately prior to the Effective Time shall be covered for a period of three years from the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were taken by such officers and directors in their capacities as such. The D&O Tail is required to provide substantially the same coverage as the directors' and officers insurance policy currently maintained by Corporate. The cost of the D&O Tail is to be paid by Corporate prior to the Effective Time of the Merger and will reduce the Purchase Price, accordingly. See "THE MERGER -- Interests of Certain Persons in the Merger."

         CERTAIN FEDERAL INCOME TAX CONSEQUENCES. Although no rulings as to the tax consequences of the Merger are being requested from the Internal Revenue Service, it is the intention of Bancorp, CUB and Corporate that the Merger and the related transactions constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code which results in no federal income tax recognized by either of those entities or the shareholders of any of those entities, with the exception that the shareholders of Corporate may recognize taxable gain or loss based on any cash received as payment of
__________________

(1) As used in this Proxy Statement/Prospectus, the term "executive officer" of Corporate means President and Chief Executive Officer, C. Ellis Porter, Chief Financial Officer, Gary R. Strachn, and its Vice Chairman and Executive Vice President, Stanley J. Pawlowski.

the Purchase Price and in lieu of receipt of shares or fractional shares of Bancorp Common, and the shareholders of Corporate may recognize taxable gain or loss upon the proper exercise of dissenters' rights. (See "THE MERGER -- Certain Federal Income Tax Consequences" herein.)

         REGULATORY APPROVALS. The Merger must be approved in advance by the Office of the Comptroller of the Currency ("OCC"). An application for prior approval of the Merger was filed with the OCC on _______, 1995. In addition, federal law provides that the Merger may not be consummated until at least 15 days have expired following the OCC's preliminary approval, to provide the U.S. Attorney General with an opportunity to review any antitrust implications of the Merger. There can be no assurances that the required approvals will be obtained, or as to conditions or timing of such approvals. (See "THE MERGER -- Regulatory Approvals" herein.)

         TERMINATION; AMENDMENTS. The Merger Agreement may be amended or modified and certain of the obligations, covenants, agreements or conditions therein may be waived by Bancorp, CUB or Corporate, either before or after approval of the shareholders of Corporate, with certain limitations. The Merger Agreement will terminate if the Merger has not been effected by February 28, 1996. See "THE MERGER -- Termination, Amendments and Expenses."

POST MERGER

         POST MERGER OPERATIONS. The Merger Agreement provides that Corporate will obtain the resignations of all directors of Corporate to be effective as of the Effective Time. Such persons will have no continuing positions with CUB or Bancorp as of the Effective Time, although it is expected that at least one member of the Corporate Board of Directors will be appointed to the CUB and/or Bancorp Board of Directors. The Merger Agreement also requires that Corporate will obtain the resignations of all officers of Corporate, to be effective at the Effective Time. No less than ten (10) days prior to Effective Time, CUB will advise Corporate of the identity of officers, if any, whose resignations will not be required. In the Merger, the business of Corporate will be merged into CUB and Corporate will cease to exist. The directors and officers of CUB in office immediately prior to the Merger shall remain as the directors and officers of CUB following the Merger.

         EXCHANGE OF STOCK CERTIFICATES. As soon as practicable after the Effective Time and after the Election Date, Bancorp will send to Corporate shareholders of record at the Effective Time a notice and letter of transmittal advising the shareholders of Corporate of the procedure for surrendering certificates representing shares of Corporate Stock in exchange for certificates representing shares of Bancorp Common and cash in lieu of Bancorp Common and fractional shares. SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL.

         All shares of Bancorp Common issued in the Merger will be deemed issued as of the Effective Time. The holder of a certificate representing shares of Corporate Stock shall have no rights with respect to such shares other than to surrender such certificates, as provided in the letter of transmittal, in exchange for certificates representing shares of Bancorp Common and the cash portion of the Purchase Price (and cash in lieu of fractional shares) or, in the event such holder has dissented from the Merger, to surrender such certificates in connection with a request to receive the value of the shares represented by such certificates based on an appraisal. See "DISSENTING SHAREHOLDERS' RIGHTS." Upon surrender of any certificate representing shares of Corporate Stock to be exchanged for Bancorp Common, the holder thereof shall be entitled to receive (i) a certificate representing the shares of Bancorp Common to which such holder is entitled and a check in the amount of any cash to be paid to such holder, and (ii) funds on account of dividends and other distributions paid to holders of record of shares of Bancorp Common as of a record date after the Effective Time but prior to surrender. See "THE MERGER -- Exchange of Stock Certificates."

DISSENTERS' RIGHTS

         If the Merger is consummated, shareholders of Corporate who dissent therefrom would be entitled, pursuant to Section 215a of Title 12 of the United States Code ("Section 215a") and Section 1300, et seq. of the California Corporations Code ("Chapter 13"), to receive in cash the appraised value of the shares held by them when the Merger is consummated. In the event the rights granted by Section 215a and Chapter 13 are perfected by a Corporate shareholder, the shares of Corporate Stock held by such shareholder shall not be converted into the right to receive a number of shares of Bancorp Common equal to the Conversion Ratio, but instead shall be converted into the right to receive such amount as is provided in Section 215a and Chapter 13. Certain provisions of Section 215a and Chapter 13 are reprinted as Appendix C to this Proxy Statement/Prospectus and should be read for more complete information concerning dissenters' rights. The information set forth below is a general summary of dissenters' rights as they apply to Corporate shareholders, and is qualified in its entirety by reference to Section 215a and Chapter 13.

         In order to be entitled to exercise dissenters' rights, a shareholder of Corporate must either vote against the Merger Agreement at the Corporate Meeting or must notify Corporate in writing that he or she dissents from the Merger Agreement at, or prior to, the Corporate Meeting.

         A shareholder who does not timely surrender his or her stock certificates and make such a request will lose his or her dissenters' rights and be treated for purposes of conversion of shares of Corporate Stock as a Corporate shareholder who voted to ratify and confirm the Merger Agreement at the Meeting.

         Pursuant to Chapter 13 of the California Corporations Code, the fair market value of dissenting shares is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

         Corporate must mail to each such shareholder a notice of the approval of the Merger by Corporate's outstanding shares. The notice must be mailed by Corporate within 10 days after the date of such approval. The notice must be accompanied by a copy of Sections 1300, 1301, 1302, 1303, and 1304 of the California Corporations Code, which specify a dissenting shareholder's rights and the initial procedure required to enforce those rights, and a copy of which has been reprinted under Appendix C.

         The notice must also be accompanied by a statement of the price determined by Corporate to represent the fair market value of the dissenting shares and a brief description of the procedure to be followed if the shareholder desires to exercise rights as a dissenting shareholder. Such statement of price constitutes an offer by Corporate to purchase any dissenting shares at that price unless they lose their status as such.

         Any shareholder who desires Corporate to purchase shares as dissenting shares and has the right to require it to do so must make written demand upon Corporate to purchase such shares and make payment to the shareholder in cash of their fair market value. The demand must state the number and class of the shares held of record by the shareholder of which purchase is demanded. It must also contain a statement of what the shareholder claims to be the fair market value of those shares as of the day before announcement of the proposed Merger. That statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. The demand is effective if received by Corporate or its transfer agent within 30 days after the date on which the notice of approval of the Merger by Corporate's outstanding shares was mailed to the dissenting shareholder.

         Before shares that are certificated securities can qualify as dissenting shares, the certificate representing them must be submitted for endorsement as dissenting shares to Corporate at its principal office or at the office of its transfer agent of Corporate. Submission must be within 30 days after the date notice of approval of the proposed Merger by Corporate's outstanding shares was mailed to the shareholder. Before shares that are uncertificated securities can qualify as dissenting shares, the shareholder must submit written notice to Corporate at its principal office or at the office of its transfer agent of the number of shares that the shareholder demands that Corporate purchase. Submission must be made within the time limits specified above.

         Certificates so submitted must be either (1) stamped or endorsed with a statement that the shares represented by them are dissenting shares, or (2) exchanged for certificates of appropriate denomination so stamped or endorsed. On subsequent transfer of dissenting shares on the books of Corporate, the new share certificates, initial transaction statement, and other written statements issued to the transferees must bear a like statement that the shares are dissenting shares and the name of the original dissenting holder of the shares.

         If Corporate and a dissenting shareholder agree that shares are dissenting shares and agree on the price of the shares, the dissenting shareholder is entitled to the agreed price, with interest from the date of the agreement at the legal rate payable on judgments.

         Unless otherwise provided by the agreement, payment of the fair market value of dissenting shares shall be made within 30 days after agreement on the value of the shares or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and, in the case of certificated securities, subject to surrender of the certificates therefor. Making payment on dissenting shares, however, is subject to compliance with all requirements for a distribution involving the repurchase of shares. When Corporate is unable to comply with those requirements, a holder of dissenting shares becomes a creditor of Corporate for the agreed value of the shares together with interest on that amount at the legal rate payable on judgments until it is paid. The shareholder is, however, subordinate to all other corporate creditors in any liquidation proceedings. The debt becomes payable when Corporate is able to comply with such requirements. At this time, Corporate is restricted from making such distribution by application of certain agreements with the FDIC and the Superintendent. See, "CORPORATE BANK -
Regulatory Matters", herein.   A request will be made to terminate these
agreements prior to the Effective Time of the Merger, although there are no assurances that such request will be successful.

         Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders of the dissenting shares shall be filed with the secretary of Corporate. If Corporate denies that shares are dissenting shares, or if Corporate and a dissenting shareholder fail to agree on the fair market value of dissenting shares, either the shareholder or Corporate may file a complaint in the superior court of the "proper county," praying the court to determine the issue. The complaint must be filed within six months after the date on which notice of the reorganization's approval by Corporate's outstanding shares was mailed to the shareholder. The court may be asked to determine either or both of (1) whether the shares are dissenting shares, and (2) the fair market value of the dissenting shares. Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in the same action and two or more such actions may be consolidated. Further, a dissenting shareholder or Corporate may intervene in any such pending action.

         On the trial of the action, the court must determine the issues. If the status of shares as dissenting shares is in issue, the court must first determine that issue. If the fair market value of the dissenting shares is in issue, the court must either determine it or appoint one or more impartial appraisers to do so. Where litigation is instituted to test the sufficiency or regularity of the votes of shareholders in authorizing a reorganization, any action brought to determine whether shares are dissenting shares or the fair market value of dissenting shares shall be suspended until final determination of that litigation.

         If the court appoints an appraiser or appraisers, they must proceed forthwith to determine the fair market value per share of the dissenting shares. Within the time fixed by the court, the appraisers, or a majority of them, must file a report in the office of the clerk of the court. Upon its filing with the clerk, on motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         If a majority of the appraisers appointed fail to make and file their report within ten days from the date of their appointment or within such further time as may be allowed by the court, or if the appraisers' report is not confirmed by the court, the court itself shall determine the fair market value of the dissenting shares.

COMPARISON OF THE RIGHTS OF HOLDERS OF BANCORP COMMON AND CORPORATE STOCK

         There are certain differences between the laws governing the rights of shareholders of Corporate and the rights of stockholders of Bancorp. See "COMPARISON OF THE RIGHTS OF HOLDERS OF BANCORP COMMON AND CORPORATE STOCK."

HISTORICAL AND PRO FORMA PER SHARE DATA FOR BANCORP AND CORPORATE

         The following summary of comparative per share data sets forth certain historical information for Bancorp and Corporate, certain pro forma information for Bancorp after giving effect to the Merger as a purchase transaction for accounting purposes, assuming it had been in effect at the beginning of each period presented, and equivalent pro forma information for Corporate based on the pro forma Bancorp information. This data is based upon and should be read in conjunction with information set forth in the financial statements and related notes of Bancorp and Corporate, which are included or incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CORPORATE" and "FINANCIAL STATEMENTS OF CORPORATE BANK." For additional information regarding Bancorp's results for the six months ended June 30, 1995, see "SUMMARY -- Recent Bancorp Developments."

                                                           HISTORICAL                      PRO FORMA
                                                     ----------------------      ----------------------------
                                                                                                  EQUIVALENT
                                                                                                 OF ONE SHARE
                                                                                                  CORPORATE
PER COMMON SHARE                                     BANCORP      CORPORATE      BANCORP(1)        STOCK(2)
----------------                                     -------      ---------      ----------      ------------
Net Income (Loss):
   1994 . . . . . . . . . . . . . . . . . . . . .     $0.56        $(1.04)         $ .33            $  .55
   Six months ended June 30, 1995 (unaudited) . .      0.30           .16            .11               .18
Cash Dividends Declared:
   1994 . . . . . . . . . . . . . . . . . . . . .     $  --        $   --          $  --            $   --
   Six months ended June 30, 1995 (unaudited) . .       .04             0            .04               .06
Book Value:
   December 31, 1994  . . . . . . . . . . . . . .     $6.66        $13.98          $6.67            $10.77
   June 30, 1995 (unaudited)  . . . . . . . . . .      6.87         14.35           6.90             11.14

__________________

(1) The pro forma Bancorp amounts are based on combined data for Bancorp and Corporate for the periods presented and have been prepared giving effect, at the beginning of the respective periods, to the following significant assumptions: the issuance of approximately 830,000 shares (including common stock equivalents) of Bancorp Common based on an assumed Conversion Ratio (made for purposes of this calculation only) of 1.61. The assumed Conversion Ratio is based on a Shareholders' Equity of $7,177,000 plus $200,000 related to the Bond Claim. This assumption is made solely for the purpose of calculating the pro forma data; it is not intended to be, nor should it be interpreted as, a representation or approximation of the actual Conversion Ratio. For a description of the manner in which the actual Conversion Ratio will be calculated, see "THE MERGER -- Terms of the Merger."

(2) Represents the pro forma equivalent of one share of Corporate Stock calculated by multiplying pro forma Bancorp data by the assumed Conversion Ratio of 1.61 shares of Bancorp Common for each share of Corporate Stock.


COMPARATIVE STOCK PRICE INFORMATION

         Bancorp Common is traded on the Nasdaq National Market System (the "NMS"). Corporate Stock is not listed on any stock exchange nor is it listed with the NMS and its trading activity is very limited. Between January 1, 1994 and the date of this Proxy Statement/Prospectus, the total number of shares of Corporate Stock traded of which the management of Corporate is aware was less than 1% of the total issued and outstanding shares of Corporate Stock. Corporate is not aware of any dealer who makes a market in Corporate Stock.
The following table sets forth, for the periods indicated, the high and low closing sales prices of Bancorp Common, as reported on the NMS.

                                                                        PRICE PER SHARE
                                                         -------------------------------------------
                                                            BANCORP COMMON       CORPORATE STOCK (1)
                                                         ------------------      -------------------
                                                           HIGH       LOW
                                                         --------   -------
1992
   First Quarter  . . . . . . . . . . . . . . . . . .     $6.75      $5.00           $
   Second Quarter . . . . . . . . . . . . . . . . . .      6.00       4.25
   Third Quarter  . . . . . . . . . . . . . . . . . .      5.25       3.50
   Fourth Quarter . . . . . . . . . . . . . . . . . .      4.75       3.25

1993
   First Quarter  . . . . . . . . . . . . . . . . . .      6.25       3.38
   Second Quarter . . . . . . . . . . . . . . . . . .      7.00       4.75
   Third Quarter  . . . . . . . . . . . . . . . . . .      6.25       5.00
   Fourth Quarter . . . . . . . . . . . . . . . . . .      7.25       5.75

1994
   First Quarter  . . . . . . . . . . . . . . . . . .      7.50       6.50
   Second Quarter . . . . . . . . . . . . . . . . . .      7.00       5.75
   Third Quarter  . . . . . . . . . . . . . . . . . .      7.50       6.00
   Fourth Quarter . . . . . . . . . . . . . . . . . .      8.00       6.75

1995
   First Quarter  . . . . . . . . . . . . . . . . . .      7.50       7.13
   Second Quarter . . . . . . . . . . . . . . . . . .      7.13       6.86
   Third Quarter (through September 29, 1995) . . . .      8.63       8.63

(1) The Corporate Stock is held by only 47 shareholders. As a result, there has been little, if any, activity in the Corporate Stock over long periods of time. No trades of Corporate Stock were effected in 1992 and none have been completed in 1995. One trade occurred in the third quarter of 1993 at $15.00 per share and one trade occurred in the third quarter of 1994 at $14.00 per share. No other trades are known to the management of Corporate.

         On March 24, 1995 (the last full trading day prior to the public announcement that Corporate was engaged in merger discussions with Bancorp, related to the Old Merger Agreement), the high and low sales prices for Bancorp Common were $7.50 and $7.13, respectively. On ____________, 1995 (the last full trading day prior to the public announcement of the amendment to the Merger Agreement), the high and low sales prices for Bancorp Common were $_____ and $______, respectively. On July 13, 1994, (the date of the last trade of Corporate Stock of which the management of Corporate is aware), the sale price for Corporate Stock was $14.00 per share. On October 19, 1995, the high and low sales prices for Bancorp common were $10.25 and $9.50, respectively.

CERTAIN BANCORP FINANCIAL DATA

         The following table sets forth certain selected financial data for Bancorp for each year in the five-year period ended December 31, 1994, and for the unaudited six-month periods ended June 30, 1995, and 1994, and is qualified in its entirety by the financial information incorporated by reference herein and attached hereto. In the opinion of Bancorp's management, the unaudited financial statements as of and for the six months ended June 30, 1995 and 1994 which are included in this Proxy Statement/Prospectus were prepared on the same basis as the audited financial statements and include all adjustments (none of which were other than normal recurring entries) necessary to present fairly the information set forth therein. Interim financial statements are not necessarily indicative of results for the entire year. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                   CU BANCORP
                     SUMMARY CONSOLIDATED FINANCIAL DATA
              (Dollars in Thousands, Except Per Share Amounts)

                                                   SIX MONTHS
                                                 ENDED JUNE 30,                      YEAR ENDED DECEMBER 31,
                                             ----------------------    ------------------------------------------------------------
                                                1995        1994         1994        1993         1992          1991         1990
                                             ---------    ---------    --------    --------    ----------    ----------    --------
                                                   (UNAUDITED)
Earnings Summary:
   Net interest income  . . . . . . . . .    $  7,618     $  6,072     $ 13,881    $ 14,431     $ 20,625     $   25,681    $ 28,851
   Other operating income   . . . . . . .       1,161        3,053        5,408      26,423       21,499         10,537       6,936
   Less provisions for loan losses  . . .           0            0            0         450       17,090         14,267       3,650
   Less other operating expenses  . . . .       6,273        7,037       14,735      36,883       37,493         27,843      22,265
                                             --------     --------     --------    --------     --------     ----------    --------
   Income (loss) before income taxes  . .       2,506        2,088        4,554       3,521      (12,459)        (5,892)      9,872
   Income taxes (benefit)   . . . . . . .       1,097          902        1,980       1,423       (4,269)        (2.255)      4,009
                                             --------     --------     --------    --------     --------     ----------    --------
   Net income (loss)  . . . . . . . . . .       1,409        1,186        2,574       2,098       (8,190)        (3,637)      5,863
                                             ========     ========     ========    ========     ========     ==========    ========
Per common share:
   Fully diluted income (loss) per common
      and equivalent share  . . . . . . .    $   0.30     $   0.26     $   0.56    $   0.47     $  (1.90)      $  (0.83)   $   1.27
   Dividends declared   . . . . . . . . .        0.04            0            0           0            0           0.15       0.225
   Total assets   . . . . . . . . . . . .     309,787      278,397      304,154     279,206      353,923        516,762     485,697
   Total earning assets   . . . . . . . .     271,628      228,353      261,328     251,559      281,723        429,480     415,602
   Total deposits   . . . . . . . . . . .     268,646      242,690      264,181     238,928      318,574        473,125     444,542
   Stockholders' equity   . . . . . . . .      31,533       28,230       29,744      26,990       24,632         32,598      36,600

Ratios:
   Net interest margin  . . . . . . . . .        5.67%        5.51%        5.98%       5.86%        6.07%          6.99%       7.61%
   Return on average assets   . . . . . .         .94          .92         0.97        0.69        (1.89)         (0.76)       1.31
   Return on average shareholders equity         9.36         8.68         9.12        8.12       (26.06)        (10.27)      16.85
   Common dividend payout ratio   . . . .       13.00           --           --          --           --            N/A        17.7
   Regulatory risk-based capital ratio  .       15.84        17.20        15.40       16.71        12.87          12.31       14.15
   Regulatory capital leverage ratio  . .       10.34        10.60        10.44        9.16         6.12           6.91        9.25
   Allowance for loans losses to:
      Period end total loans  . . . . .          4.50         4.32         4.25        4.63         6.28           4.33        1.32
      Nonperforming loans . . . . . . .         2,648          699       20,631         473           95             75          79
      Nonperforming assets  . . . . . .         2,648          699       20,631         283           95             59          79

RECENT BANCORP DEVELOPMENTS

         Uncertainties in the economic and banking environment may affect the market prices for the securities of banking and bank companies, such as Bancorp, in ways which do not necessarily reflect changes in the issuer's financial condition or performance.

         Bancorp has declared and paid a cash dividend to its shareholders of $.02 per share for each of the fourth quarter of 1994; first quarter of 1995 and second quarter of 1995. While Bancorp's dividend policy encourages profit retention for equity growth, it also provides for cash dividends when considered safe and sound by the Board of Directors, to reward shareholder participation.

         In November 1993, CUB sold its mortgage origination operation to Republic Bancorp of Michigan. CUB's mortgage division had engaged in the origination, sales and servicing of real estate secured loans, primarily on one to four family dwellings in California. At the time of the sale, CUB retained the mortgage servicing portfolio, which was subsequently sold in a number of transactions. In 1995 CUB completed its sale of the final portion of the mortgage servicing portfolio.

BANCORP LEGAL MATTERS

         In the normal course of business, CUB occasionally becomes a party to litigation. In the opinion of management, based upon consultation with legal counsel, CUB believes that pending or threatened litigation involving CUB will have no adverse material effect upon its financial condition, or results of operations.

         From 1993 to early 1995, CUB and a former officer/director of CUB were defendants in multiple lawsuits related to the failure of two real estate investment companies, Property Mortgage Company, Inc., ("PMC") and S.L.G.H., Inc. ("SLGH"). The lawsuits consisted of a federal action by investors in PMC and SLGH (the "Federal Investor Action"), at least three state court actions by groups of Investors (the "State Investor Actions"), and an action filed by the Resolution Agent for the combined and reorganized bankruptcy estate of PMC and SLGH (the "Neilsen Action"). An additional action was filed by an individual investor and his related pension and profit sharing plans (the "Individual Investor Action"). During 1995 a settlement was effected which released CUB from liability related to those matters although the former officer/director was not released. See the discussion of settlement below.

         Other defendants in these multiple actions and in related actions include financial institutions, title companies, professionals, business entities and individuals, including the principals of PMC and SLGH. CUB was a depository bank for PMC, SLGH and related companies and was a lender to certain principals of PMC and SLGH ("Individual Loans").

         Plaintiffs alleged that PMC/SLGH was or purported to be engaged in the business of raising money from investors by the sale and issuance of interests in loans evidenced by promissory notes secured by real property. Plaintiffs allege that false representations were made, and the investment merely constituted a "Ponzi" scheme. Other charges relate to the CUB's conduct with regard to the depository accounts, the lending relationship with the principals and certain collateral taken, pledged by PMC and SLGH in conjunction with the Individual Loans. The lawsuits allege inter alia violations of federal and state securities laws, fraud, negligence, breach of fiduciary duty, and conversion as well as conspiracy and aiding and abetting counts with regard to these violations. CUB has consistently denied the allegations of wrongdoing. Damages in excess of $100 million were alleged, and compensatory and punitive damages were sought generally against all defendants, although no specific damages have been prayed for with regard to any particular defendant, nor has there been any apportioning of liability among defendants or attributable to the various claims asserted. CUB and the named officer/director have notified CUB's insurance carriers of the various lawsuits. At this time, CUB continues to pay for the defense of the former officer/director and advance funds for that purpose, although, in CUB's opinion, there is no statutory or contractual requirement to do so (although CUB's D&O Insurance Carrier disputes that determination).

         During 1994, the court granted the CUB's motion for summary judgment in the Individual Investor Action. An appeal of that Order was filed by the plaintiffs. However, the plaintiff in the Individual Investor Action is a member of the settling class, and in connection with the settlement discussed below, that appeal was dismissed.

         During early 1995 CUB entered into a settlement agreement with the representatives of the various plaintiffs, which dismissed all of the above referenced cases, with prejudice, against CUB, its officers and directors, with the exception of the officer/director previously named. The settlement was subject to appropriate court approvals which have now been received. In connection with the settlement, CUB released its security interest in certain disputed collateral and cash proceeds thereof, which had been a subject of dispute in the Neilson Action, with both CUB and the representatives of PMC/SLGH asserting the right to such collateral. All the Individual Loans were charged off in 1993 and 1994. CUB also made a cash payment to the Plaintiffs in connection with the settlement. In connection with the settlement, CUB assigned its rights, if any, under various insurance policies, to the Plaintiffs. The settlement does not resolve the claims asserted against the officer/director. CUB is still providing a defense to its former director/officer who retains his rights of indemnity, if any, against CUB arising out of his status as a former employee. At this time, the only viable claims which remain against the former director/employee are claims of negligence in connection with certain depository relationships with PMC/SLGH. The former officer/director has been granted summary judgment in his favor in three of the actions and filing of such a motion in the remaining action has been stayed pending discovery proceedings, not directly related to the claims against the former officer/director. While CUB's Director and Officer Liability Insurer has not acknowledged coverage of any potential judgment or cost of defense, the Insurer is on notice of the action and has participated in various aspects of the case.

REGULATORY MATTERS:

         From June of 1992 to November 1993, CUB operated under a formal agreement with its principal regulator, the Office of the Comptroller of the Currency ("OCC"). On November 2, 1993, the OCC, after completion of their annual examination of the Bank, terminated the Formal Agreement entered into in June 1992. In December 1993, the Federal Reserve Bank of San Francisco terminated a Memorandum of Understanding entered into by Bancorp in August 1992.

         The Formal Agreement had been entered into in June 1992 and required the implementation of certain policies and procedures for the operation of CUB, to improve lending operations and management of the loan portfolio. The Formal Agreement required CUB to maintain a Tier I Risk-Weighted Capital Ratio 10.% and a 6.0% Tier 1 Leverage Capital Ratio. The Formal Agreement mandated the adoption of a written program to essentially reduce criticized assets, maintain adequate loan loss reserves and improve bank administration, real estate appraisal, asset review management and liquidity policies, and restricted the payment of dividends.

         The agreement specifically required CUB to: 1) create a compliance committee; 2) have a competent chief executive officer and senior loan officer, satisfactory to the OCC, at all times; 3) develop a plan for supervision of management; 4) create and implement policies and procedures for loan administration; 5) create a written loan policy; 6) develop and implement an asset review program; 7) develop and implement a written program for the maintenance of an adequate allowance for loan and lease losses, and review the adequacy of the allowance; 8) eliminate criticized assets; 9) develop and implement a written real estate appraisal policy; 10) obtain and improve procedures regarding credit and collateral documentation; 11) develop a strategic plan; 12) develop a capital program to maintain adequate capital (this provision also restricts the payment of dividends by CUB unless (a) the CUB is in compliance with its capital program; (b) CUB is in compliance with 12 U.S.C. 55 and 60 and (c) CUB receives the prior written approval of the OCC District Administrator); 13) develop and implement a written liquidity, asset and liability management policy; 14) document and support the reasonableness of any management and other fees to any director or other party; 15) correct violations of law; and 16) provide reports to the OCC regarding compliance.

         The Memorandum of Understanding was executed in August 1992 and required 1) a plan to improve the financial condition of Bancorp and CUB; 2) development of a formal policy regarding the relationship of Bancorp and CUB, with regard to dividends, inter-company transactions, tax allocation and management or service fees; 3) a plan to assure that Bancorp has sufficient cash to pay its expenses; 4) ensure that regulatory reporting is accurate and submitted on a timely basis; 5) approval of the Federal Reserve Bank prior to the payment of dividends; 6) approval of the Federal Reserve Bank prior to Bancorp incurring any debt; and 7) quarterly reporting regarding the condition of Bancorp and steps taken regarding the Memorandum of Understanding.

CUB AND BANCORP WERE IN COMPLIANCE WITH THE CAPITAL PORTION OF THE FORMAL AGREEMENT AT ALL TIMES DURING THE TERM OF THE FORMAL AGREEMENT AND SUBSEQUENTLY. IN 1995, THE OCC GAVE CUB AUTHORIZATION TO PAY CERTAIN DIVIDENDS TO BANCORP. THERE ARE NO REGULATORY RESTRICTIONS ON THE PAYMENT OF DIVIDENDS BY BANCORP, OTHER THAN THOSE IMPOSED BY LAW EQUALLY ON ALL SIMILAR FINANCIAL INSTITUTIONS. NEITHER CUB NOR BANCORP ARE CURRENTLY UNDER ANY REGULATORY ORDER OF ANY KIND AND THERE ARE NO ENFORCEMENT OR OTHER REGULATORY PROCEEDINGS PENDING, TO BEST OF CUB AND BANCORP'S KNOWLEDGE.

CORPORATE FINANCIAL DATA

         The following table sets forth certain selected financial data for Corporate as of and for the unaudited six-month periods ended June 30, 1995 and 1994 and as of and for each of the years in the five-year period ended December 31, 1994. In the opinion of Corporate's management, the unaudited financial statements as of and for the six months ended June 30, 1995 and 1994 which are included in this Proxy Statement/Prospectus were prepared on the same basis as the audited financial statements and includes all adjustments (none of which were other than normal recurring entries) necessary to present fairly the information set forth therein. Interim financial statements are not necessarily indicative of results for the entire year.

                                            SIX MONTHS ENDED
                                                JUNE 30,                      YEAR ENDED DECEMBER 31
                                           ------------------    ----------------------------------------------------
                                             1995      1994       1994       1993       1992       1991        1990
                                           -------    -------    -------    -------    -------    -------    --------
                                              (UNAUDITED)           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY STATEMENT OF INCOME DATA (1):
   Interest income  . . . . . . . . . . .  $ 3,050    $ 3,157    $ 6,330    $ 7,383    $ 8,447    $10,248    $ 10,893
   Interest expense . . . . . . . . . . .      658        639      1,336      1,620      2,276      4,266       5,000
                                           -------    -------    -------    -------    -------    -------    --------
   Net interest income before provision
      for loan and lease losses . . . . .    2,392      2,518      4,994      5,763      6,171      5,982       5,893
   Provision (benefit) for loan and lease      178         22      1,134        865        145       (250)        361
   losses   . . . . . . . . . . . . . . .
   Noninterest income   . . . . . . . . .      325        339        637        841        831        767         644
   Noninterest expense  . . . . . . . . .    2,404      2,684      5,260      5,539      5,469      5,166       4,100
                                           -------    -------    -------    -------    -------    -------    --------
   Income (loss) from continuing
      operations before income taxes,
      discontinued operations and
      cumulative effect of adopting
      SFAS 109  . . . . . . . . . . . . .      135        151       (763)       200      1,388      1,833       2,076
   Provision (benefit) for income taxes         56         67       (244)        94        581        735         847
                                           -------    -------    -------    -------    -------    -------    --------
   Income (loss) from continuing
      operations before discontinued
      operations and cumulative effect
      of adopting SFAS 109  . . . . . . .       79         84       (519)       106        807      1,098       1,229
   Loss from discontinued operations  . .       --         --         --         --         --         61          21
                                           -------    -------    -------    -------    -------    -------    --------
   Income (loss) from continuing                79         84       (519)       106        807      1,037       1,208
      operations  . . . . . . . . . . . .
   Cumulative effect of adopting SFAS 109       --         --         --         42         --         --          --
                                           -------    -------    -------    -------    -------    -------    --------
   Net income (loss)  . . . . . . . . . .  $    79    $    84    $  (519)   $   148    $   807    $ 1,037    $  1,208
                                           =======    =======    =======    =======    =======    =======    ========

SUMMARY BALANCE SHEET DATA (PERIOD END):
   Loans and leases   . . . . . . . . . .  $50,299    $52,798    $51,794    $57,646    $59,666    $72,007    $ 73,239
   Allowance for loan and lease losses  .    1,991      1,155      1,912      1,222        998      1,099       1,460
   Investment securities - taxable  . . .       --         --         --      6,636      1,851        606         758
   Securities available for sale -           4,431      5,880      5,951         --         --         --          --
      taxable . . . . . . . . . . . . . .
   Federal funds sold and time
      certificates of deposit . . . . . .   13,397     15,277      3,680     13,878     16,480     10,473      15,100
   Earning assets . . . . . . . . . . . .   70,118     75,110     63,337     79,382     78,995     84,185      90,557
   Total assets . . . . . . . . . . . . .   75,278     82,844     70,063     85,181     90,541     92,755     102,128
   Interest-bearing deposits  . . . . . .   37,376     42,110     34,240     42,001     50,747     61,987      71,337
   Total deposits . . . . . . . . . . . .   66,243     74,050     61,185     75,947     80,484     84,217      90,354
   Stockholders' equity   . . . . . . . .    7,177      7,630      6,992      7,628      7,480      6,673       8,036


(Chart continued on next page)
(Footnotes continued on next page)

                                              SIX MONTHS ENDED
                                                  JUNE 30,                           YEAR ENDED DECEMBER 31
                                           --------------------    --------------------------------------------------------
                                             1995        1994        1994        1993        1992        1991        1990
                                           --------    --------    --------    --------    --------    --------    --------
                                               (UNAUDITED)               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PER SHARE DATA:

   Income (loss) before discontinued
      operations and cumulative effect
      of adopting SFAS 109  . . . . . . .  $   0.16    $   0.17    $  (1.04)   $   0.21    $   1.61    $   2.31    $   2.73
   Loss from discontinued operations  . .        --          --          --          --          --       (0.13)      (0.05)
   Cumulative effect of adopting SFAS 109        --          --          --        0.09          --          --          --
   Net income (loss)  . . . . . . . . . .  $   0.16    $   0.17    $  (1.04)   $   0.30    $   1.61    $   2.18    $   2.68
                                           ========    ========    ========    ========    ========    ========    ========
   Book value (2)   . . . . . . . . . . .  $  14.35    $  15.26    $  13.98    $  15.26    $  14.96    $  13.35    $  17.82
   Cash dividends paid (3)  . . . . . . .  $     --    $     --    $     --    $     --    $     --    $   7.45    $     --
   Weighted average shares outstanding  .   500,000     500,000     500,000     500,000     500,000     475,450     450,900

SELECTED FINANCIAL RATIOS:

   Return on average stockholders'
      equity (4)  . . . . . . . . . . . .      2.14%       2.30%      (7.10)%      1.96%      11.40%      14.10%      16.25%
   Return on average assets (4) . . . . .      0.22        0.21       (0.65)       0.17        0.86        1.06        1.28
   Net interest spread (5). . . . . . . .      5.61        5.55        5.52        6.16        6.30        5.44        5.28
   Net interest yield (6) . . . . . . . .      7.35        6.82        6.90        7.43        7.47        6.85        6.88
   Primary capital to total assets  . . .     12.18       10.57       12.71       10.39        9.35        8.38        9.30
   Regulatory risk-based capital ratio  .     14.26       15.30       14.08       13.85       12.88       11.33       11.21
   Tier 1 risk-based capital  . . . . . .     12.63       13.36       12.12       11.70       10.38        9.72        9.98
   Regulatory capital leverage ratio  . .      9.92       10.45        9.42       10.29        9.35        8.26        9.30
   Nonaccrual loans to total loans  . . .      6.28        9.51        4.33        7.22          --        1.19          --
   Nonperforming assets to average
      total assets (7)  . . . . . . . . .      6.54        8.04        6.05        9.81        4.51        4.43        0.01
   Net charge-offs to average loans . . .      0.18        0.16        0.81        1.03        0.37        0.15        0.12
   Average total shareholders' equity to
      average total assets  . . . . . . .     10.36        8.94        9.15        8.59        7.55        7.50        7.85
   Total interest expense to gross
      interest income . . . . . . . . . .     21.57       20.24       21.11       21.94       26.94       41.63       45.90
   Loans to deposits at period end  . . .     75.93       71.30       84.65       75.90       74.13       85.50       81.06
   Cash dividends declared to net
      earnings (3)                               --          --          --          --          --      324.01          --

___________________

(1) Income data for fiscal years 1992, 1991 and 1990 have not been restated to apply the provisions of Statement of Financial Accounting Standards No. 109.

(2) Represents common stockholders' equity divided by the number of shares outstanding at period end without giving effect to the possible dilutive effect of the exercise for outstanding stock options.

(3) Associated with the change in ownership of Corporate in June 1991, a dividend was paid to the previous shareholder in the amount of $3,360,000.

(4) The return on average stockholders' equity and average assets computed on net earnings for all periods.

(5) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities. The net interest spread is not computed on a tax equivalent.

(6) Represents net interest earned as a percentage of average interest-earning assets. The net interest yield is not computed on a tax equivalent basis.

(7) Nonperforming assets consist of nonaccrual loans, loans past due 90 days or more, restructured loans and other real estate owned.

                            PRO FORMA FINANCIAL DATA


UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The following unaudited pro forma combined balance sheet as of June 30, 1995 and unaudited pro forma combined statements of income as and for the year ended December 31, 1994 and the six months ended June 30, 1995 have been prepared to reflect the effects on the historical results of Bancorp of the proposed Merger of Corporate into CUB, Bancorp's principal subsidiary. The Unaudited Pro Forma Combined Balance Sheet has been prepared as if the Merger occurred on June 30, 1995. The unaudited proforma statement of income for the year ended December 31, 1994 and the six month ended June 30, 1995 have been prepared assuming the Merger occurred as of January 1, 1994 and January 1, 1995, respectively. The pro forma financial information set forth below is unaudited and not necessarily indicative of the results that will actually occur in the future.

Unaudited Pro Forma Combined Balance Sheet

(Dollars in Thousands)                                 June 30, 1995
                               -----------------------------------------------------------
ASSETS                          BANCORP   CORPORATE    COMBINED      ADJUSTMENT    TOTAL
                               --------   ---------   ----------     ----------   --------
  Cash and due from banks .    $ 29,617   $ 4,944      $ 34,561(1)   $ (738)      $ 33,823
  Federal funds sold  . . .      37,000    13,100        50,100                     50,100
  Investment securities . .      64,808     4,431        69,239                     69,239
  Time certificates of
     deposit  . . . . . . .          --       297           297                        297
  Loans, net  . . . . . . .     169,820    50,299       220,119                    220,119
  Premises and equipment  .       1,170       594         1,764                      1,764
  Other real estate owned .          --       575           575                        575
  Other assets  . . . . . .       7,372     1,038         8,410(2)    3,200         11,610
                               --------   -------      --------      ------       --------
         Total assets . . .    $309,787   $75,278      $385,065      $2,462       $387,527
                               --------   -------      --------      ------       --------

Liabilities
  Demand deposits . . . . .    $ 97,559   $28,867      $126,426      $    0       $126,426
  Interest bearing deposits     171,087    37,376       208,463                    208,463
                               --------   -------      --------      ------       --------
     Total deposits . . . .     268,646    66,243       334,889           0        334,889
  Other liabilities . . . .       9,608     1,858        11,466(3)    3,000         14,466
                               --------   -------      --------      ------       --------
     Total liabilities  . .     278,254    68,101       346,355       3,000        349,355

Capital                          31,533     7,177        38,710(4)     (538)        38,172
                               --------   -------      --------      ------       --------
  Total Liabilities &
     Capital  . . . . . . .    $309,787   $75,278      $385,065      $2,462       $387,527
                               ========   =======      ========      ======       ========

Unaudited Pro Forma Combined Statement of Income

(Dollars in Thousands)                       SIX MONTHS ENDED JUNE 30, 1995
                                 -----------------------------------------------------
Except Per Share Amounts         BANCORP  CORPORATE   COMBINED    ADJUSTMENT    TOTAL
                                 -------  ---------   --------    ----------   -------
Interest and fees on loans
   and leases . . . . . . . .    $4,674    $2,755      $7,429                   $7,429
Interest on investment
   securities . . . . . . . .       889       108         997                      997
Interest on time certificates
   of deposit . . . . . . . .        --        23          23                       23
Interest on federal funds
   sold . . . . . . . . . . .       514       164         678                      678
                                 ------    ------      ------      -----        ------
   Total interest income  . .     6,077     3,050       9,127                    9,127
Interest on deposits  . . . .     2,209       658       2,867                    2,867
                                 ------    ------      ------      -----        ------
Net interest income . . . . .     3,868     2,392       6,260                    6,260
Provision for loan losses . .         0       178         178                      178
                                 ------    ------      ------      -----        ------
Net revenue loan from
   earning assets . . . . . .    $3,868    $2,214      $6,082                   $6,082
Non interest income . . . . .       541       325         866                      866
Non interest expense  . . . .     3,163     2,404       5,567(5)     198         5,765
                                 ------    ------      ------      -----        ------
Income before taxes . . . . .    $1,246       135      $1,381      $(198)       $1,183
Taxes on income . . . . . . .       547        56         603        (42)          561
                                 ------    ------      ------      -----        ------
Net income  . . . . . . . . .    $  699    $   79      $  778      $(156)       $  622
                                 ======    ======      ======      =====        ======
Earnings Per Share                                                              $ 0.11
                                                                                ------
Weighted Average Shares
   Outstanding                                                          (6)  5,531,000
                                                                            ==========


Unaudited Pro Forma Combined Statement of Income

(Dollars in Thousands)                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                 --------------------------------------------------------
Except Per Share Amounts         BANCORP   CORPORATE   COMBINED    ADJUSTMENT      TOTAL
                                 -------   ---------   --------    ----------    --------
Interest and fees on loans
   and leases . . . . . . . .    $14,036    $5,524     $19,560                   $ 19,560
Interest on investment
   securities . . . . . . . .      2,966       337       3,303                      3,303
Interest on time certificates
   of deposit . . . . . . . .         39        99         138                        138
Interest on federal funds
   sold . . . . . . . . . . .        918       370       1,288                      1,288
                                 -------    ------     -------     -----         --------
   Total interest income  . .     17,959     6,330      24,289                     24,289
Interest on deposits  . . . .      4,078     1,336       5,414                      5,414
                                 -------    ------     -------     -----         --------
Net interest income . . . . .     13,881     4,994      18,875                     18,875
Provision for loan losses . .          0     1,134       1,134                      1,134
Non interest loan income  . .      5,408       637       6,045                      6,045
Non interest expense  . . . .     14,735     5,260      19,995(5)  $ 296          202,291
                                 -------    ------     -------     -----         --------
Income before taxes . . . . .      4,554      (763)      3,791      (296)        $  3,495
Taxes on income . . . . . . .      1,980      (244)      1,736       (42)           1,694
                                 -------    ------     -------     -----         --------
Net income  . . . . . . . . .    $ 2,574    $ (519)    $ 2,055     $(254)        $  1,801
                                 -------    ------     -------     -----         --------
Earnings Per Share                                                               $   0.33
                                                                                 --------
Weighted Average Shares Outstanding                                         (6)   5,423,000
                                                                                 ==========

__________________

(1) Represents the cash proceeds to Corporate shareholders, assuming Bancorp elects to pay ten percent of the purchase price in cash. The purchase price calculated as if the Merger had occurred on June 30, 1995 would have been $7,377 thousand, ten percent of which would have resulted in $738 thousand cash payment.
(2) Additions to other assets include $1,240 thousand of deferred taxes and $1,960 thousand in goodwill generated by the Merger transactions. The deferred tax asset relates to an anticipated $3 million mark to market adjustment of Corporate's lease commitments. The goodwill balance is the difference between the purchase price of $7,377 thousand had the Merger been completed on June 30, 1995, and the estimated market value of Corporate's net assets at June 30, 1995.
(3) Corporate has lease commitments related to its Santa Ana office that are in excess of estimated current market value at June 30, 1995. Under the purchase method of accounting, a liability of approximately $3 million would be booked at the Effective Date to record the excess of lease commitments over the current market for rental of similar facilities.
(4) Adjustments to total capital include the assumed issuance of approximately 830 thousand shares of Bancorp common stock with a value of $6,639 thousand, and the elimination of Corporate's $7,177 thousand in equity as the Corporate shares are exchanged for Bancorp stock and cash. The amount of Bancorp stock to be issued is based on the assumption that the purchase price at June 30, 1995 would have been $7,377 thousand, and $738 thousand of that amount would be distributed in cash.
(5) The only adjustments to the pro forma combined statements of income are the assumed amortization of goodwill generated by the Merger transaction and acquisition expenses. Goodwill of $1,960 thousand amortized over the full year of 1994, assuming a ten year life, would have generated $196 thousand of expense. The same goodwill amortized over the six months ended June 30, 1995 would have generated additional expense of $98 thousand. No adjustments have been made for any operational synergies that may occur as a result of the Merger. Pro forma expenses include $100 thousand of expenses related to the Merger.
(6) Pro forma earnings per share for the year ended December 31, 1994 were calculated based on Bancorp's 4,593 thousand weighted average shares outstanding plus 830 thousand shares assumed to be issued in the Merger transaction. Pro forma earnings per share for the six months ended June 30, 1995 were calculated based on Bancorp's 4,701 thousand weighted average shares outstanding plus 830 thousand shares assumed to be issued in the Merger transaction. There is no difference for this entity between fully diluted and primary earnings per share.

                              GENERAL INFORMATION


INTRODUCTION

         This Proxy Statement/Prospectus is furnished to the shareholders of Corporate Bank, a California banking corporation ("Corporate"), in connection with the solicitation of proxies for a Special Meeting of Shareholders of Corporate (the "Corporate Meeting") to be held at ____, California time, on ___________, 1995, at the Doubletree Hotel, located at 100 S. The City Drive, Orange, California. At the Corporate Meeting, shareholders of Corporate will be asked to consider and vote upon a proposal to ratify and confirm the Amended and Restated Agreement and Plan of Reorganization dated as of October 11, 1995, with exhibits, ( the "Merger Agreement"), by and among California United Bank, National Association, a national banking association ("CUB"), CU Bancorp, a California corporation and the parent bank holding company of CUB ("Bancorp"), and Corporate, pursuant to which Corporate will be merged with and into CUB (the "Merger"). The Merger Agreement provides for the conversion of each outstanding share of the common stock, no par value, of Corporate ("Corporate Stock") into the right to receive a number of shares of the common stock, no par value, of Bancorp ("Bancorp Common") equal to the Conversion Ratio (as defined in the Merger Agreement) or cash or a combination thereof. See "THE MERGER."

RECORD DATE/VOTING RIGHTS

         The close of business on ____________, 1995, has been set as the record date ("Record Date") for determining which shareholders of Corporate are entitled to receive notice of and to vote at the Corporate Meeting. On the Record Date, there were 500,000 shares of Corporate Stock issued and outstanding, held of record by approximately 47 shareholders. The presence at the Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Corporate Stock entitled to vote is required for a quorum.

         Each holder of Corporate Stock will be entitled to one vote, in person or by proxy, for each share of Corporate Stock standing in his or her name on the books of Corporate as of the Record Date on any matter submitted to the vote of the shareholders.

         A majority of the outstanding shares of Corporate Stock entitled to vote shall constitute a quorum. Abstentions will be treated as shares present and entitled to vote for purposes of determining the presence of a quorum. The ratification and confirmation of the Merger Agreement requires the affirmative vote of two-thirds of the outstanding shares of Corporate Stock entitled to vote at the Meeting. Accordingly, abstentions from voting will have the effect of a vote "AGAINST" ratification and confirmation of the Merger Agreement. The proposal to authorize the Board of Directors to adjourn the Meeting to further solicit votes requires (i) the affirmative vote of a majority of the shares represented and voting at the Meeting; and (ii) the affirmative vote of at least a majority of the required quorum. ACCORDINGLY, ABSTENTIONS FROM VOTING WILL HAVE NO EFFECT ON THE OUTCOME OF THE VOTE ON SUCH PROPOSAL, WITH RESPECT TO THE FIRST TEST, BECAUSE THEY ARE NOT DEEMED TO BE VOTING, AND WILL HAVE THE EFFECT OF A VOTE "AGAINST" SUCH PROPOSAL, WITH RESPECT TO THE SECOND TEST, BECAUSE THEY WILL NOT CONSTITUTE AFFIRMATIVE VOTES FOR SUCH MATTERS.

         If you hold your Corporate Stock in "street name" and you fail to instruct your broker or nominee as to how to vote your Corporate Stock, your broker or nominee may, in its discretion, vote your Corporate Stock "FOR" the proposal authorizing the Board of Directors to adjourn the Meeting to further solicit votes, if necessary. IF, HOWEVER, YOU FAIL TO INSTRUCT YOUR BROKER OR NOMINEE AS TO HOW TO VOTE YOUR CORPORATE STOCK, YOUR BROKER OR NOMINEE MAY NOT VOTE YOUR CORPORATE STOCK WITH RESPECT TO RATIFICATION AND CONFIRMATION OF THE MERGER AGREEMENT.

         As of the Record Date, Corporate's directors and executive officers (and their affiliates) owned 70,250 shares of Corporate Stock representing approximately 14% of the outstanding shares of Corporate Stock entitled to vote at the Meeting.

         All directors of Corporate and all shareholders of Corporate who owns 5% or more of Corporate Stock have agreed to vote all of their shares (representing approximately 20.59% of the outstanding Corporate Stock entitled to vote at the Meeting) in favor of ratification and confirmation of the Merger Agreement, thereby increasing the likelihood that the Merger Agreement will be ratified and confirmed. The affirmative vote of approximately an additional 47% of the outstanding Corporate Stock will be required to ratify and confirm the Merger Agreement. See "THE MERGER -- Agreements with Certain Shareholders."

          As of the Record Date, neither Bancorp, CUB nor any of its respective directors or executive officers held any outstanding shares of Corporate Stock.

REVOCATION OF PROXIES/CORPORATE PROXY SOLICITATION

         A Proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it at any time before it is exercised by filing with the Corporate Secretary of Corporate an instrument revoking it or a duly executed Proxy bearing a later date. It may also be revoked by attendance at the Meeting and election to vote thereat. Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the Proxy holders in accordance with the instructions on the Proxy.

         If no instruction is specified in respect to a matter to be acted upon, the shares represented by the Proxy will be voted "FOR" ratification and confirmation of the Merger Agreement. It is not anticipated that any matters will be presented at the Meeting other than as set forth in the accompanying Notice of the Meeting. If, however, any other matters properly are presented at the Meeting, the Proxy will be voted in accordance with the best judgment and in the discretion of the Proxy holders.

         The expense of preparing, assembling, and mailing this Proxy Statement/Prospectus and the material used in this solicitation of Proxies will be borne by Corporate except that the cost of printing this Proxy Statement/Prospectus will be borne jointly by Corporate and Bancorp. It is contemplated that Proxies will be solicited through the mails, but officers and regular employees of Corporate may solicit Proxies personally or by telephone, without additional compensation therefor. Although there is no formal agreement to do so, Corporate may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expense in forwarding these proxy materials to their principals. In addition, Corporate may pay for and utilize the services of individuals or companies not regularly employed by Corporate in connection with the solicitation of Proxies if the Board of Directors of Corporate determines that this is advisable.

PRINCIPAL SHAREHOLDERS

         The Board of Directors of Corporate knows of no person who beneficially owns more than 5% of the outstanding Corporate Stock as of the Record Date, except for Ray Adams, 350 S. Raymond Avenue, Fullerton, CA 92631. As of the Record Date, Mr. Adams owned 32,961 shares of Corporate Stock, representing 6.592% of the issued and outstanding shares of Corporate Stock as of that date.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth, as of the Record Date, the number and percentage of shares of Corporate's outstanding Corporate Stock beneficially owned (1), directly or indirectly, by each of the Corporate's directors and executive officers (2) of Corporate as a group. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Corporate.

                                                     AMOUNT AND NATURE
                                                       OF BENEFICIAL              PERCENT
                       NAME OF                          OWNERSHIP OF                 OF
                   BENEFICIAL OWNER                     COMMON STOCK               CLASS
         ------------------------------------       -------------------      -----------------
         Angelina Bevins                                   12,500                   2.50%
         James E. Hansen                                    7,200                   1.44%
         Raj Pal                                           13,050                   2.61%
         Stanley J. Pawlowski                              12,500                   2.50%
         C. Ellis Porter                                        0                   0.00%
         Allan H. Stokke                                   12,500                   2.50%
         Lester T. Tjelmeland                              12,500                   2.50%

         All Directors and Executive Officers
         as a Group
         (8 in the aggregate)                              70,250(3)               14.05%(3)

____________________

(1) Includes all shares beneficially owned, whether directly or together with associates, and includes any shares owned, whether jointly or as community property, with a spouse, and any stock of which beneficial ownership may be required within days of the Record Date.

(2) The executive officers of Corporate as of December 31, 1994 were Richard C. Brown, Stanley J. Pawlowski, Philip J. Andrews and Elizabeth L. Peters. The executive officers of the Bank as of the Record Date were C. Ellis Porter, Gary R. Strachn and Stanley J. Pawlowski. Elizabeth L. Peters resigned effective March 10, 1995. Philip J. Andrews resigned effective March 31, 1995. Richard C. Brown's employment was terminated on May 5, 1995.

(3)      The percentage of ownership assumes 500,000 outstanding shares.

                                   THE MERGER

         The Merger Agreement provides for the merger of Corporate with and into CUB. The obligation of the parties to consummate the Merger is subject to the satisfaction of certain conditions, including ratification and confirmation of the Merger Agreement by the shareholders of Corporate. See "THE MERGER -- Conditions to the Merger" and "THE MERGER -- Regulatory Approval."

         CERTAIN PROVISIONS OF THE MERGER AGREEMENT ARE SUMMARIZED BELOW. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT, WHICH IS REPRINTED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF CORPORATE ARE URGED TO READ THE MERGER AGREEMENT AND THE EXHIBITS THERETO IN THEIR ENTIRETY.

BACKGROUND OF THE MERGER

         Since mid 1992 when a new management team joined the organization, CUB has viewed its target geographic market as the general Los Angeles area and contiguous communities. Within these geographic areas it seeks to provide primarily commercial banking services to business entities, professionals and high net worth individuals. CUB views this targeted market as a series of at least five circles representing desired service areas. These circles may be adjacent to one another, may overlap in some fashion or may be separate.
Within these circles, CUB has sought to either acquire banks or branches or to open de novo offices. CUB has succeeded, through de novo offices, to place at least one office in each of the circles, resulting in its series of offices from Ventura County on the west, to the San Fernando Valley, West Los Angeles, South Bay and San Gabriel Valley (Industry) on the east. In moving south, the next circle encompasses inland Orange County and surrounding areas, where Corporate is located. Thus, the acquisition of Corporate is a logical step in CUB's strategic plan as a result of the geographic location of Corporate in inland Orange County, and which serves areas which are adjacent to those served by CUB's existing offices in the South Bay and San Gabriel Valley areas.

         Since CUB's strategic plans were known to certain legal and investment banking professionals, an introduction to the management of Corporate was made by attorneys representing CUB who were familiar with certain of the management at Corporate. During these introductory meetings, the parties discovered many similarities to their businesses and recognized the possibilities of synergies in a business combination.

         In October of 1994, Bancorp and Corporate commenced preliminary negotiations, culminating in the execution of an Agreement and Plan of Reorganization on March 27, 1995 (the "Old Merger Agreement"). As a result of events subsequent to execution of the Old Merger Agreement, including but not limited to changes in management of Corporate, financial results of Corporate and potential claims against former management employees and related matters more fully discussed in "Recent Events Related to Corporate," the transaction was substantially delayed, pending, in part, receipt of Corporate's audited financial statements for the year ended December 31, 1994. During the fourth quarter of 1994, the Board of Directors of Corporate elected to change accounting firms. Corporate's accountant prior to that time, Grant Thornton LLP, had represented Corporate since its organization in 1982 and Corporate's Board of Directors believed it would be prudent to make a change due to the longevity of that relationship. Corporate engaged Deloitte & Touche LLP to replace Grant Thornton LLP for the Bank's December 31, 1994 audit. Deloitte & Touche LLP began the work necessary for the year-end audit, but resigned as of April 21, 1995 before completing the audit, due to the discovery of possible employee defalcations and related concerns. On May 10, 1995, Corporate engaged Arthur Andersen LLP to complete the audit. The audit of the financial statements as of December 31, 1994 was completed by Arthur Andersen LLP on June 30,

1995. Since that date, additional negotiations took place among the officers and counsel for Bancorp and Corporate as well as consultations with Bancorp's and Corporate's accountants and other experts. Both parties perceived the need for amendments to the Old Merger Agreement, as the result of the events noted above, and the impossibility of complying with certain provision of the Old Merger Agreement, including time frames and deadlines contained therein.

         On October 11, 1995 the parties entered into an Amended and Restated Plan of Reorganization (the "Merger Agreement"). The Old Merger Agreement and the Merger Agreement are different in the following principal areas:

         1) Purchase Price. The Purchase Price in the Old Merger Agreement was a fixed price of $7,800,000 plus or minus net income/loss for the period from January 1, 1995 to the Calculation Date (approximately ten (10) days prior to the Closing Date, as defined therein). The Merger Agreement now provides for a Purchase Price equal to Shareholders' Equity of Corporate as of November 30, 1995 (or such later date as the parties may agree upon) (the "Audit Date") plus or minus (as the case may be) an amount equal to: 1) the pro rata Corporate net income/loss for the period from January 1, 1995 to the Audit Date (the "Audit Period") applied to the period from the Audit Date to the Calculation Date (excluding the effect of extraordinary gains such as a recovery or sale of the Bond Claim, as defined below) and plus, 2) either (i) any net recovery on, or net proceeds of the sale of, the Bond Claim prior to the Calculation Date, (see "Recent Events Related to Corporate", herein), or (ii) if there is no recovery under the Bond Claim and no sale of the Bond Claim prior to the Calculation Date, $200,000. Shareholder's Equity shall be determined by the parties pursuant to audited financial statements prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") accompanied by the unqualified opinion of Corporate's independent public accountants, Arthur Andersen LLP ("AA") (the "Closing Audit")

         In the Old Merger Agreement, the Purchase Price was subject to adjustment upon CUB's determination of necessary augmentation to Corporate's loan loss reserve, utilizing CUB standards. The Merger Agreement now provides that all financial analysis for purposes of determining the Purchase Price will be made by the parties based upon the Closing Audit or the Closing Audit and the Closing Report, as defined below. In addition, the parties will utilize analysis by AA for purposes of determining the net after tax effect of a recovery on or a sale of the Bond Claim pursuant to GAAP, in the event there is such a recovery or sale prior to the Calculation Date. If the Closing Date is more than seventy-five (75) days subsequent to the Audit Date, AA shall conduct a review of the Corporate financial statements pursuant to AICPA standards and render a written report thereon (the "Closing Report"). The parties shall utilize such Closing Report in combination with the Closing Audit, to make a final determination of the Purchase Price. No party has the ability to force an adjustment in the Purchase Price, but each party has the option of termination of the Merger Agreement if it reasonably disagrees with the Shareholders' Equity as set forth in the financial statements accompanying Closing Audit or the Closing Report and sets forth the basis for that disagreement in writing. Since the Old Merger Agreement was executed prior to Corporate's discovery of events related to the Bond Claim, it was silent as to the Bond Claim.

         2) Exchange Ratio. The Old Merger Agreement provided that Bancorp Common would be valued at $7.32 for purposes of the Exchange Ratio. As a result of the significant time delays engendered by Corporate's internal matters, the valuation of Bancorp Common was amended to $8.00 to more closely reflect the Bancorp Common market value in October 1995. If should be noted that the value of Bancorp stock on October 11, 1995, which was the date of execution of the Merger Agreement was higher than $8.00, however the parties in arms-length negotiations determined that the $8.00 price was appropriate.

         3) Form of Payment. The Old Merger Agreement provided that the sole consideration to be paid by Bancorp for the Corporate Stock would be Bancorp Common (except as to fractional shares). The Merger Agreement now provides for a combination of Bancorp Common and cash as more fully explained in "Merger Terms" herein. The amount of Bancorp Common which will be issued to holders of Corporate Stock will not be less than seventy five percent (75%) of the Purchase Price or more than ninety percent (90%) of the Purchase Price (the "Elected Stock Percentage"). The amount of cash to be paid to holders of Corporate Stock will not exceed twenty-five percent (25%) of the Purchase Price or be less than ten percent (10%) of the Purchase Price (the "Elected Cash Percentage"). The Elected Stock Percentage plus the Elected Cash Percentage will equal one hundred percent (100%) of the Purchase Price (collectively the "Elected Percentage").

CORPORATE'S REASONS FOR THE MERGER AND RECOMMENDATION OF CORPORATE BOARD

         In evaluating the proposed Merger, the Board of Directors of Corporate closely examined the banking philosophy and strategic goals of CUB and its success in implementing its strategic plan. Corporate determined that the long-term viability of small community banks was questionable, its ability to compete in the current economic and regulatory environment was difficult and Corporate might not be able to achieve desired goals and shareholder returns. Corporate's Board of Directors decided that in light of the fact that Corporate was operating under the constraints of regulatory orders issued by the FDIC and a Memorandum of Understanding issued by the California State Banking Department, was experiencing reduced profitability with a relatively high level of problem loans, and because Corporate's earnings would be impacted negatively for several years due to its above-market rate lease for its Santa Ana headquarters office (See Note 6 of the Corporate financial statements attached hereto) it was prudent to enter into discussions with CUB that ultimately resulted in the Merger Agreement. Corporate's Board of Directors decided Corporate and its shareholders would be best served by merging Corporate with another institution having highly capable management, similar banking philosophy and growth strategies that included Orange County. The Board of Directors of Corporate concluded that the projected earnings potential on a per share basis of the combined institutions would exceed that of Corporate on a stand- alone basis. Other advantages anticipated are: increased market liquidity for holders of Corporate common stock, an opportunity to share in the benefits of future acquisitions by CUB, a resulting bank that will be firmly established in desirable and growing market areas, and increased operating
efficiencies through the consolidation of the two banks.   Subsequent to the
change of management of Corporate and the matters more fully discussed in "Recent Events Related to Corporate," the Board re-examined the proposed transaction in view of the changes related primarily to these matters and the ensuing delays in the transaction. The Board determined that the transaction as reflected in the Amended Agreement and Plan of Reorganization continued to be in the best interests of Corporate and its shareholders since many of the synergies and growth opportunities continued to exist, the price of Bancorp stock had risen steadily during the interim, and that Corporate's earnings would be, at least temporarily, impacted by the costs related to the recent events. Based on the foregoing and such other factors as Corporate considered appropriate, the Board of Directors of Corporate unanimously concluded that the Merger was in the best interests of Corporate and its shareholders.

         THE BOARD OF DIRECTORS OF CORPORATE UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF CORPORATE RATIFY AND CONFIRM THE MERGER AGREEMENT.

OPINION OF FINANCIAL ADVISOR

         Corporate received an initial fairness opinion from the consulting firm of The Findley Group ("Findley"), Anaheim, California relative to the Old Merger Agreement, which was based on draft financial information for 1994 from Deloitte & Touche LLP. Following receipt of AA's audit report on the financial statements, for 1994 and after entering into the Merger Agreement, Corporate obtained an additional fairness opinion from Findley dated October 23, 1995, that, based upon and subject to the assumptions and limitations set forth therein, as of the date of such opinion, the Purchase Price Per Share to be paid for the Corporate Stock pursuant to the Merger Agreement and the methodology for computing the Purchase Price Per Share as of the Calculation Date, would be fair from a financial point of view to the holders of Corporate Stock. A copy of the opinion of Findley is reprinted as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference.

         In rendering its opinion, Findley relied upon and assumed without independent verification the accuracy and completeness of all of the financial and other information reviewed by Findley for purposes of its opinion. Findley did not make an independent evaluation or appraisal of the assets and liabilities of Corporate, Bancorp or any of their subsidiaries. Corporate did not impose any limitations or restrictions with respect to the scope of Findley's investigation or the procedures or methods it followed, or with regard to any other matters relating to Findley's rendering of the opinion regarding the fairness of the Merger. Findley was not requested to and did not participate in any negotiations regarding the Merger Agreement.

         The Corporate Board selected and instructed Findley to render an opinion with respect to the fairness of the proposed Merger to Corporate shareholders from a financial point of view based on its belief that Findley is experienced and qualified in such matters. The co-director and sole shareholder of Findley, Gary Steven Findley, is a registered investment advisor with the Commission and with the California Department of Corporations.
Findley is a banking consultant firm with extensive experience in providing consulting services in acquisitions, mergers and changes in control of banks in the State of California, and in providing fairness and stock valuation opinions in California independent banks transaction involving purchases, sales and exchanges, and mergers and acquisitions.

         Corporate has agreed to pay Findley aggregate fees of $11,000 for its initial and updated opinions. Corporate has agreed to reimburse Findley for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities, including liabilities under the federal securities laws. Findley has provided a variety of bank consulting services to Corporate and may render bank consulting services to Corporate or CUB in the future.

BANCORP'S REASONS FOR THE MERGER

         The decision of the Board of Directors of Bancorp and CUB to approve the Merger Agreement and recommend approval of the Merger Agreement is based upon its belief that the Merger Agreement and the proposed Merger are in the best interests of Bancorp and CUB as well as the Bancorp shareholders. Among the factors considered in reaching such conclusion were the earnings, cash flows and book value of Corporate, both in the aggregate and on a per share basis, as well as the then current capitalization of Corporate. Of particular importance to the Boards of Bancorp and CUB was the composition and quality of Corporate deposit liabilities and assets. Moreover the Bancorp and CUB boards determined that the acquisition of Corporate offices in Santa Ana and Anaheim which are centrally located in Northern Orange County, will fill the presently exiting geographical gap in this important market. Additionally, convenience of access to bank facilities and services will be considerably enhanced for the customers of CUB who live or work in the Orange County and adjacent areas.

         CUB has determined that greater asset size is desirable in this competitive banking market to maximize the use of its capital, managerial and business development resources. As a result CUB has considered mergers with a number of banks, but due to CUB's asset quality standards and plan of preserving capital and maximizing shareholder value, many of these institutions were not appropriate. After being introduced to certain principals of Corporate Bank, CUB reviewed the books and records of Corporate prior to extending any purchase offer.

         In evaluating the proposed Merger, the Board of Directors of Bancorp considered Corporate's branch banking franchise, its deposit base, the historical results of Corporate's operations and the economic conditions and market opportunities found in the local banking markets served by Corporate. These factors were re-examined after Corporate's change of management and discovery of the matters discussed in "Recent Events Related to Corporate", the resignation of Deloitte & Touche LLP, the resultant delay in the transaction as well as the impact on Corporate's earnings of costs of attorneys, accountants and consultants related to these matters. The considerations and discussions with the Corporate board, resulted in the Amended and Restated Plan of Reorganization. Bancorp also considered that upon the acquisition CUB would be required by GAAP to "mark to market" Corporate's above market rate, long term Santa Ana office lease. GAAP requires CUB (or substantially any purchaser of Corporate) to record the difference between the lease rate and fair market value over the remainder of the lease term (approximately 13 years) as a liability for accounting purposes. The after tax impact to CUB of recording this liability is approximately One Million Six Hundred Thousand Dollars ($1,600,000), before taking amortization and other accounting factors into
consideration.   After reviewing reports and receiving presentations by
Bancorp's officers and legal counsel, the Bancorp and CUB Boards of Directors unanimously ratified and approved the Merger Agreement at their joint meeting on October 11, 1995. The Merger Agreement has also been ratified and confirmed by the affirmative vote of the sole shareholder of CUB. Approval of the Merger Agreement and the Merger by the stockholders of Bancorp is not required.

TERMS OF THE MERGER

         Upon consummation of the Merger, Corporate will be merged with and into CUB, the separate corporate existence of Corporate will cease, and the outstanding shares of Corporate Stock will be converted into the right to receive the Purchase Price in Bancorp Common and cash. The Purchase Price will be an amount equal to Corporate's Shareholders' Equity as set forth in the financial statements accompanying the Closing Audit or (if the Closing occurs more than seventy-five days after the Calculation Date) the Closing Audit and the Closing Report, plus or minus (as the case may be): an amount equal to a pro rata portion of Corporate's net income/loss for the Audit Period
(excluding the effect of extraordinary events) applied to the period between the Audit Date and the Calculation Date and plus either: (i) any net recovery on, or net proceeds of a sale of, the Bond Claim received prior to the Calculation Date or (ii) if no such recovery is received or no sale of the Bond Claim effected, prior to the Calculation Date, $200,000. In addition, the parties will utilize analysis by AA for purposes of determining the net after tax effect of a recovery on or a sale of the Bond Claim, pursuant to GAAP, in the event there is such a recovery or sale prior to the Calculation Date.

         While the actual formula for determining the Purchase Price reflects the parties' efforts to provide for a Closing Date as soon as possible after all the regulatory approvals and other conditions are received, and will not likely result in a simultaneous Audit Date and Calculation Date, the following discussion assumes a simultaneous Audit Date and Calculation Date for simplicity of illustration. If the Audit Date and Calculation Date are not simultaneous, there would be added Corporate's Shareholders' Equity as of the Audit Date a pro rata portion of the net income for the Audit Period (not including extraordinary gains) applied to the period between the Audit Date and the Calculation Date

         If the transaction had closed utilizing a Calculation Date (and Audit
Date) of June 30, 1995, the Purchase Price would have been $7,377,000 which was equal to a combination of (i) Corporate's Shareholders' Equity as of that date, plus (ii) the additional $200,000 (in lieu of a sale of, or receipt of recovery on, the Bond Claim). IT IS POSSIBLE THAT THE SHAREHOLDERS' EQUITY OF CORPORATE AS OF THE AUDIT DATE OR THE CALCULATION DATE WILL BE LESS THAN $7,177,000 SINCE CORPORATE IS CONTINUING TO INCUR HIGH OPERATING COSTS AND IS EXPENDING HIGH COSTS RELATING TO THE MERGER. IF CORPORATE FOR ANY REASON SUFFERS MATERIAL LOSSES PRIOR TO THE CLOSING DATE,

THEREBY MATERIALLY REDUCING CORPORATE'S SHAREHOLDERS' EQUITY AND THE PURCHASE PRICE, CORPORATE WOULD NONETHELESS BE OBLIGATED TO COMPLETE THE MERGER AT THE REDUCED PRICE, WITHOUT LIMIT. UNDER SUCH CIRCUMSTANCES, CU BANCORP AND CUB WOULD BE ENTITLED TO TERMINATE THE TRANSACTION DUE TO THE MATERIAL ADVERSE CHANGE IN CORPORATE'S CONDITION.

         In the Merger, each share of Corporate Stock outstanding at the Effective Time (as defined below), except shares directly or indirectly owned by Bancorp or Corporate (other than in a fiduciary capacity) and any shares held by shareholders of Corporate dissenting from the Merger, will be converted into the right to receive the Purchase Price consisting of a number of shares of Bancorp Common equal to the Conversion Ratio (as defined in the Merger Agreement) or cash, or a combination thereof. The Conversion Ratio will be equal to a fraction, of which the numerator shall be the Purchase Price Per Share (as defined in the Merger Agreement, and as discussed below) multiplied
by the Elected Stock Percentage and the denominator shall be $8.00.   The
Purchase Price Per Share shall be calculated by dividing the Purchase Price by the number of outstanding shares of Corporate (on a fully diluted basis) on the Effective Date of the Merger.

         The Calculation Date (as defined in the Merger Agreement) shall be the last business day of the week preceding the Closing Date (as defined in the Merger Agreement) ("Closing Date") or such business other date as may be mutually agreed by the parties. The Calculation Date shall not be more than five (5) business days prior to the Closing Date, except by mutual agreement of the parties. Corporate's Shareholders' Equity shall be as set forth in the Closing Audit or the Closing Audit and the Closing Report.

BOND CLAIM AND EFFECT ON PURCHASE PRICE.

         Corporate has indicated that it believes it has certain claims against one or more former employees for matters relating to their employment. Corporate filed a notice of claim and a formal Proof of Loss with its Bankers' Blanket Bond (the "Bond") Insurance Carrier on September 29, 1995 (the "Bond Claim"). Corporate believes that certain losses previously incurred and reorganized by Corporate are covered by the Bond Claim and could thereby be reimbursed. In the event that a recovery on the Bond Claim is received prior to the Calculation Date, the net effect of the recovery will be added to Shareholders' Equity and will thereby increase the Purchase Price. In the event that Corporate determines that it is unlikely that Corporate will be able to effect recovery on the Bond Claim before the Calculation Date, then Corporate may sell the Bond Claim, in which case the Purchase Price would be increased by the amount of the increase in Shareholders' Equity resulting from the sale of the Bond Claim. If the Corporate neither receives a recovery from the insurance carrier pursuant to the Bond Claim nor sells the Bond Claim, the Bond Claim shall belong to the surviving Bank upon consummation of the Merger, and, in consideration therefore, the Purchase Price will be increased as of the Calculation Date by $200,000.

         If the Merger had been consummated with an Audit Date and Calculation Date of June 30, 1995, the Conversion Ratio would have been approximately and Corporate shareholders would have received approximately 1.61 shares of Bancorp Common for each share of Corporate Stock, which at June 30, 1995 has a closing price of $7.00 per share as traded on the Nasdaq Stock Exchange. On October 11, 1995, the date of execution of the Amended and Restated Agreement and Plan of Reorganization, the closing price of Bancorp Common was $8.94 per share. BECAUSE THE MARKET VALUE OF BANCORP COMMON IS SUBJECT TO FLUCTUATION, THE ACTUAL MARKET VALUE OF THE SHARES OF BANCORP COMMON THAT HOLDERS OF CORPORATE STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO THE MERGER. BECAUSE THE CORPORATE BOARD OF DIRECTORS MUST PROCEED WITH THE MERGER REGARDLESS OF THE THEN MARKET PRICE OF BANCORP COMMON STOCK (UNLESS THE CHANGE CONSTITUTES A MATERIAL ADVERSE CHANGE), THE ACTUAL MARKET VALUE OF THE SHARES

OF BANCORP COMMON THAT HOLDERS OF CORPORATE STOCK MAY RECEIVE IN THE MERGER FOR EACH SHARE OF CORPORATE STOCK MAY BE LESS THAN $8.00 AND THE AGGREGATE VALUE RECEIVED BY THE CORPORATE SHAREHOLDERS MAY BE LESS THAN CORPORATE'S SHAREHOLDER EQUITY AS OF THE CALCULATION DATE.

         During the time from execution of the Merger Agreement through the Closing Date, Corporate is required to maintain adequate reserves for loan losses and other contingencies, as required by GAAP. Corporate shall provide CUB with information on certain proposed loans over $100,000 on a regular basis. Each party shall provide the other with copies of all monthly reports to the respective Boards of Directors.

         CONDITIONAL STOCK ELECTION. Each Corporate Shareholder who makes a Conditional Stock Election will be entitled to receive a certain number of shares of Bancorp Common (the "Stock Election Conversion Shares") in exchange for each share of Corporate Stock converted pursuant to his Conditional Stock Election. The number of Stock Election Conversion Shares to be exchanged for each share of Corporate Stock subject to a Conditional Stock Election will be equal to the quotient obtained by dividing (i) the Purchase Price Per Share of the Corporate Stock multiplied by the Elected Percentage as defined below, by
(ii) $8.00.

         CONDITIONAL CASH ELECTION. Each Corporate Shareholder who makes a Conditional Cash Election will be entitled to receive the Purchase Price Per Share in exchange for each share of Corporate Stock converted pursuant to a Conditional Cash Election, subject to the limitations imposed by the Stock Conversion Requirement. (See "THE MERGER -- Terms of the Agreement -- Allocation Procedure" herein.)

         CONDITIONAL JOINT ELECTION. Each Corporate Shareholder who makes a Conditional Joint Election will receive a certain number of Stock Election Conversion Shares for each of his shares of Corporate Stock converted pursuant to a Conditional Stock Election and the Purchase Price Per Share for each such share converted pursuant to a Conditional Cash Election, subject to the limitations imposed by the Stock Conversion Requirement. (See "THE MERGER -- Terms of the Agreement -- Allocation Procedure" herein.)

         NO ELECTION. Each Corporate Shareholder who has no preference and accordingly makes No Election will receive either Bancorp Common Stock, cash or a combination thereof, as determined by the allocation procedure. (See "THE MERGER -- Terms of the Agreement -- Allocation Procedure" herein.)

ELECTION AND EXCHANGE PROCEDURE

         A Conditional Election Statement will be forwarded to request each Corporate Shareholder to make either a Conditional Stock Election, Conditional Cash Election, Conditional Joint Election or No Election. For the Conditional Election Statement to be effective, it must be properly completed and signed by the Corporate Shareholder and received by the exchange agent of Bancorp (the "Exchange Agent") on or before the date specified therein (the "Election Date"). Any Corporate Shareholder who has submitted a Conditional Election Statement may amend or revoke the same at or any time prior to the Election Date. Any Corporate Shareholder who does not return a Conditional Election Statement on or before the Election Date or who properly revokes his Conditional Election Statement but does not submit a new statement, will be deemed to have made No Election. After the Election Date, all conditional elections by the Corporate Shareholders will be irrevocable.

         As soon as reasonably practicable after consummation of the Merger, the Exchange Agent will mail to each holder of record of outstanding shares of Corporate Stock a letter of transmittal which is to be used by each Corporate Shareholder to return to the Exchange Agent the stock certificates representing the Corporate Stock owned by him, which certificates should be duly endorsed in blank by such Corporate Shareholder. As soon as practicable after receiving such certificates from a Corporate Shareholder together with the duly executed letter of transmittal and any other items specified by the letter of transmittal, the Exchange Agent will deliver to such Corporate Shareholder new certificates evidencing the appropriate number of Stock Election Conversion Shares issued pursuant to a Conditional Stock Election, together with checks for the appropriate amount of cash pursuant to a Conditional Cash Election and/or for payment of cash in lieu of fractional shares. All risk of loss in the delivery of the certificates of Corporate Stock to the Exchange Agent will be borne by the Corporate Shareholder, and title will pass only upon proper delivery to and receipt of such stock certificates by the Exchange Agent. No interest will be paid to the Corporate Shareholders on the cash or the value of the Stock Election Conversion Shares into which their shares of Corporate Stock will be converted.

         If the Stock Election Conversion Shares and/or the cash, or any part thereof, are to be delivered to a person other than the record holder of the certificates of Corporate Stock surrendered in exchange therefor, (i) the certificate so surrendered must be properly endorsed or accompanied by appropriate stock powers and otherwise be in proper form for transfer, (ii) the transfer must otherwise be proper, and (iii) the person requesting the transfer must pay to the Exchange Agent any transfer or other taxes payable by reason of the transfer or must establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

ALLOCATION PROCEDURE

         The conditional elections to be made by the Corporate Shareholders in connection with the conversion of their shares of Corporate Stock will be subject to the requirement that not less than seventy-five percent (75%) and not more than ninety percent (90%) (the "Elected Stock Percentage") of the total number of shares of Corporate Stock outstanding (including all shares held by dissenting Corporate Shareholders) at the Effective Time of the Merger must be converted into Bancorp Common (the "Stock Conversion Requirement") and not more than twenty-five percent (25%) and not less than ten percent (10%) of the total number of shares of Corporate Stock outstanding must be converted into cash (the Elected Cash Percentage). Bancorp has discretion to determine the actual Elected Percentage prior to the Effective Date of the Merger. To meet the Stock Conversion Requirement, each of the shares of Corporate Stock subject to No Election will be converted into either Bancorp Common or cash, as necessary.

         If the Stock Conversion Requirement has not been met after allocation of such shares subject to No Election, a certain number of shares of Corporate Stock subject to Conditional Cash Elections may be converted to Bancorp Common, or a certain number of such shares subject to Conditional Stock Elections may be converted to cash, as the case may be, on a pro rata basis, until the Stock Conversion Requirement has been met. Thus, as a result of the allocation procedure, a Corporate Shareholder who has made a Conditional Stock Election with respect to one or more shares of his Corporate Stock may be required to receive a certain portion of his consideration in cash, on a pro rata basis with all others who have made Conditional Stock Elections, or, in the alternative, a Corporate Shareholder who has made a Conditional Cash Election with respect to one or more of his shares of Corporate Stock may be required to receive a certain portion of his consideration in the form of Bancorp Common, on a pro rata basis with all others who have made Conditional Cash Elections. Whether and to the extent such reallocation is required is wholly dependent upon the percentage of shares of Corporate Stock for which Conditional Stock Elections are made and the degree of reallocation required to satisfy the Stock Conversion Requirement.

         No fractional shares of Bancorp Common will be issued in exchange for shares of Corporate Stock. Bancorp will pay or cause to be paid cash in lieu of fractional shares equal to the product of (i) the fraction of a share which would otherwise have been issued multiplied by (ii) the Conversion Ratio.

EFFECTIVE TIME OF THE MERGER

         The Merger shall be effective ("Effective Time") at the time specified, or at the time mutually agreeable to CUB, Bancorp and Corporate on the day specified, in a merger approval to be issued by the Office of the Comptroller of the Currency ("OCC"). It is difficult to predict when the Effective Time will occur.

REGULATORY APPROVALS

         Federal and California law and regulations provide that certain acquisition transactions, such as the Reorganization, may not be consummated unless approved in advance by applicable regulatory authorities. The Merger Agreement provides that Bancorp, Corporate and CUB shall proceed expeditiously and cooperate fully in the procurement of any consents and approvals and in the taking of any other action and the satisfaction of all requirements, prescribed by law or otherwise, necessary for consummation of the Merger, including the preparation and submission of applications required to be filed with the OCC, the Federal Reserve Board and the SEC. Receipt of all requisite regulatory approvals and consents is a condition precedent to the consummation of the Merger and the Reorganization. See "THE MERGER -- Conditions to the Merger."

         Applications for prior approval of the Merger were filed with the OCC on _____________, 1995. There can be no assurances that the required approvals will be obtained, or as to conditions or timing of such approvals.

         Although neither Bancorp nor Corporate is aware of any reason why the requisite approval of and consents to the Merger would not be granted, there can be no assurance such approvals and consents will be obtained or that, if obtained, such approvals and consents will not include conditions which would be of a type that would relieve Bancorp, Corporate or CUB from their obligation to consummate the Merger. See "THE MERGER -- Terms of the Merger Agreement"; "-- Conditions to the Merger"; and "-- Termination of the Merger."

         In determining whether to approve the Merger, the OCC will consider factors such as the financial condition of CUB, the effects of the Merger on CUB, the effects of the Merger on competition, the financial and managerial resources and future prospects of CUB and Corporate, as a combined entity, the convenience and needs of the communities served by Corporate and the record of performance of CUB under the Community Reinvestment Act. The Bank Merger Act prohibits approval of the Merger if it would have specified anti-competitive effects, unless the OCC finds those effects are clearly outweighed by the probable benefits of the transaction. See "THE MERGER -- Termination, Amendments and Expenses."

CONDITIONS TO THE MERGER

         The obligations of each of the parties to consummate the Merger is subject to the conditions, among others, that (i) the Merger Agreement be adopted by the holders of at least two-thirds of the outstanding shares of Corporate Stock, (ii) the Merger be approved by all applicable regulators;
(iii) not more than 5% of the shares of Corporate Stock are "dissenting shares" as defined in Chapter 13 of the California Corporations Code; (iv) the transactions be approved by the shareholder of CUB; (v) The applicable waiting period under the Bank Merger Act will have expired; (vi) Bancorp Common to be issued in exchange for Corporate Stock shall have been listed on the Nasdaq Stock Exchange; and (vii) Bancorp will have received a letter from Corporate's accountants dated the Proxy Date and the Closing Date regarding limited procedures to be undertaken with respect to, among other things, the amount of total shareholders' equity and net income of Corporate, as well as the financial information presented in the Registration Statement and Proxy. Bancorp may waive the closing letter given the Closing Audit.

         The obligations of Bancorp and CUB to consummate the Merger are also subject to fulfillment to certain other conditions, including the following:
(i) the representations and warranties of Corporate contained in the Merger Agreement will be true and correct as of the Effective Time of the Merger and Corporate will have performed in all material respects all covenants required by the Merger Agreement to be performed by it on or prior to the Effective Time of the Merger; (ii) Bancorp shall have received certain officers' certificates and certain legal opinions; (iii) the Shareholders' Equity of Corporate as set forth in the financial statements accompanying the Closing Audit and/or the Closing Report shall not have been reasonably disapproved by Bancorp;
(iv) all actions have been duly taken by the Corporate Board which were necessary to authorize the execution, delivery and performance of the Merger Agreement by Corporate and the consummation of the transactions contemplated thereby; (v) all required governmental approvals with respect to the transaction contemplated by the Merger Agreement will be granted without the imposition of conditions applicable to the Surviving Bank which Bancorp reasonably and in good faith concludes would be materially burdensome;
(vi) as of the Closing Date there will not exist any materially adverse change in the financial condition, results of operation, assets or prospects of Corporate, or any damage, destruction, loss or event materially adversely affecting the properties, business or prospects of Corporate; (vii) Corporate will have caused the Stock Option Plan and any similar plan to be terminated as of the Effective Time of the Merger; (viii) each of the directors and executive officers of Corporate, with the exception of C. Ellis Porter and Gary R. Strachn, will have entered into an Agreement Not to Compete with Bancorp and CUB; (ix) each of the directors of Corporate who are also shareholders and shareholders holding 5% or more of the outstanding shares of Corporate Stock will have entered into a Shareholder Agreement with Bancorp and CUB; and (x) each "affiliate" of Corporate, as such term is defined pursuant to Rule 145 promulgated pursuant to the 1993 Act will have entered into an Affiliate Agreement with Bancorp and CUB; and (xi) CUB shall have received requested resignations of Corporate officers and/or directors. (See further discussion of these additional agreements below.)

         The obligations of Corporate to consummate the Merger are also subject to the fulfillment of certain other conditions, including the following: (i) the representations and warranties of Bancorp and CUB contained in the Agreement will be true and correct as of the Effective Time of the Merger and Bancorp and CUB will have performed in all material respects all covenants required by the Merger Agreement to be performed by them on or prior to the Effective Time of the Merger; (ii) Corporate will have received certain officers' certificates; (iii) the Shareholders' Equity of Corporate set forth in the financial statements accompanying the Closing Audit and/or the Closing Report shall not have been reasonably disapproved by Corporate; (iv) all actions have duly taken by the Bancorp and CUB's Boards of Directors which were necessary to authorize the execution, delivery and performance of the Merger Agreement by Bancorp and CUB and the consummation of the transactions contemplated thereby; and (v) as of the Closing Date there will not exist any material adverse change in the financial condition, results of operations, assets or prospects of Bancorp or CUB, or any damage, destruction, loss or event materially adversely affecting the properties, business or prospects of Bancorp or CUB.

         The Merger Agreement provided generally that, during the period from the date of the Agreement to the Effective Time of the Merger, Corporate will, among other things, conduct its business only in the normal and customary manner, in accordance with ordinary business practices and will furnish or make available certain information to Bancorp and CUB and their agents. In addition, Corporate has agreed not to take certain actions during the period without the prior written consent of Bancorp, including, among other actions, the following: (i) changing its charter documents or other governing instruments; (ii) issuing or selling any shares of Corporate securities; (iii) disposing of any assets except in the ordinary course of business or making any one or a series of capital expenditures in excess of $5,000 individually or $10,000 in the aggregate; and (iv) changing any of its basic policies and practices with respect to its business operations. The Merger Agreement exempts a sale or transfer of the Bond Claim from these limitations.

         The Merger Agreement also provides that during the period Bancorp and CUB will conduct their businesses only in the normal and customary manner and will furnish or make available certain information to Corporate and its agents. Bancorp has further consented not to take certain actions, without the prior written consent of Corporate including, among other actions, the following:
(i) carry on its business except in substantially the same manner as it has been conducted or introduce any new method of management or operation in respect of its business and properties, except in a manner consistent with prior practice and in the ordinary course of business; and (ii) changing its charter documents except to restate documents and changing any of its basic policies and practice with respect to its business operation.

         Corporate Bank will be merged into CUB on the Effective Time, pursuant to the Agreement of Merger, the full text of which is reprinted on Exhibit A to the Merger Agreement. All of the outstanding shares of Corporate will be converted into the right to receive shares of Bancorp Common and/or cash as discussed above.

         If these and other conditions are not satisfied or waived, the Merger Agreement may be terminated. The Merger Agreement may also be terminated upon the occurrence of certain other events. See "THE MERGER -- Termination, Amendments and Expenses."

NONSOLICITATION AGREEMENT

         Under the terms of the Merger Agreement, Corporate has agreed not to solicit, encourage, consider, negotiate or agree to any inquiries or proposals with or from any third parties with respect to, or provide information to any third party relating to, any sale, acquisition, merger or other form of business combination of Corporate or any of its assets (except sales of assets in the ordinary course of business and consistent with past practice), subject to the fiduciary obligations of the Corporate Board, and that it will promptly notify Bancorp and CUB of the terms of any such proposal or offer.

AGREEMENTS WITH CERTAIN SHAREHOLDERS

         Bancorp has entered into Shareholders' Agreements with the shareholders of Corporate specified below, each of whom is also a director of Corporate ("Corporate Shareholders"), pursuant to which the Corporate Shareholders have agreed (i) to vote the number of shares of Corporate Stock owned by the Corporate Shareholders as set forth below in favor of ratification and confirmation of the Merger Agreement, and (ii) not to sell or otherwise transfer any such shares of Corporate Stock or the right to vote or direct the vote of such shares. Bancorp, CUB and the directors of Corporate have also entered into agreements wherein the Corporate directors agree not to sell any Bancorp Stock acquired in the transaction for a minimum period of six months following the date of publication of combined financial statements for CUB and Corporate. The directors of Corporate have further represented to CUB that nothing has come to their attention to cause them to believe that the representations and warranties of Corporate in the Merger Agreement are inaccurate in any material manner or omit to set forth a material fact. The Shareholder's Agreement will terminate immediately upon the earlier of the consummation of the Merger or termination of the Merger Agreement. Additionally each shareholder/director has agreed to elect to receive not less Bancorp
Common than the Elected Stock Percentage.

         Each of the non-employee directors of Corporate has also entered into an Agreement Not to Compete with Bancorp and CUB. This provides that for a period of five years following the Effective Time of the Merger the director will not: become a board member, employee or consultant to any financial institution having an office or branch within Orange, Riverside, Los Angeles or San Diego counties, and will not solicit customers of Corporate for financial services, if such persons were customers of Corporate as of the Effective Time of the Merger or execution of the Merger Agreement.

         The Corporate Shareholders and the number of shares of Corporate Stock such persons are entitled to vote at the Meeting which are subject to the Shareholder's Agreements are as follows:


                                                            Number of Shares     Percentage of
                                                              Entitled to       Corporate Stock
                                                              Vote as of          as of Record
                                  Name                        Record Date             Date
                                 ------                     ----------------    ---------------
                 Angeline Bevins . . . . . . . . . . .            12,500              2.50%
                 James E. Hansen . . . . . . . . . . .             7,200              1.44%
                 Raj Pal . . . . . . . . . . . . . . .            13,050              2.61%
                 Stanley J. Pawlowski  . . . . . . . .            12,500              2.50%
                 Allan H. Stokke . . . . . . . . . . .            12,500              2.50%
                 Lester T. Tjemeland . . . . . . . . .            12,500              2.50%
                                                                  ------             ------
                          Total  . . . . . . . . . . .            70,250             14.05%


         Because the Corporate Shareholders and an additional holder of more than 5% of the Corporate Stock have agreed to vote the number of their shares set forth above (approximately 20% of the outstanding shares of Corporate Stock entitled to vote at the Annual Meeting) in favor of ratification and confirmation of the Merger Agreement, the likelihood that the Merger Agreement will be ratified and confirmed is increased. The affirmative vote of the holders of an additional 47% of the outstanding shares of Corporate Stock entitled to vote at the Annual Meeting will be required in order to ratify and confirm the Merger Agreement. The full text of the Shareholder's Agreement is reprinted as Exhibit B to the Merger Agreement attached as Appendix A to this Proxy Statement/Prospectus.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         As of September 15, 1995, the directors and executive officers of Corporate owned 70,250 shares of Corporate Stock not including shares such persons may acquire through the exercise of vested stock options. See "THE MERGER -- Terms of the Merger." On July 29, 1991, options were granted to Stanley J. Pawlowski to purchase 17,500 shares of Corporate Stock for an average exercise price per share of $14.00. Mr. Pawlowski has agreed to the cancellation of these options in exchange for the payment of cash by Corporate to Mr. Pawlowski in an amount of $6,898, which is the amount determined by the Board of Directors of Corporate to be the value of the option as of that date. Immediately after the Effective Time, the current directors and executive officers of Corporate as a group will own less than 1% of the outstanding shares of Bancorp Common.

         Upon consummation of the Merger, C. Ellis Porter will be paid a bonus of $20,000, Stanley J. Pawlowski will be paid a bonus of $20,000, and Gary R. Strachn will be paid a bonus of $15,000. These bonuses will be paid only upon the successful closing of the Merger and will be deducted from the

Shareholders' Equity of Corporate as of the Audit Date, thereby reducing the Purchase Price by the amount of such payments.

         As successor to the obligations of Corporate under the terms of the Merger Agreement, CUB will have the power to indemnify Corporate's past and present officers and directors from loss or liability arising from or relating to the performance of their duties to the extent such indemnification is permitted under applicable law and the bylaws of CUB. In addition, Corporate has arranged to purchase directors' and officers' tail insurance (the "D&O Tail"). Under the D&O Tail, the persons serving as officers and directors of Corporate immediately prior to the Effective Time shall be covered for a period of three years from the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were taken by such officers and directors in their capacities as such. The D&O Tail is required to provide substantially the same coverage as the directors' and officers insurance policy currently maintained by Corporate. The cost of the D&O Tail is to be paid by Corporate prior to the closing of the Merger and will thereby reduce the Purchase Price by the amount of such payment.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         This is a general discussion of the material federal income tax consequences of the Merger affecting Bancorp, Corporate, and shareholders of Corporate. In the opinion of Arthur Andersen LLP (see Appendix D for complete opinion), the discussion below, insofar as it relates to matters of federal tax consequences, is an accurate summary of such matters. Arthur Andersen LLP's opinion is based upon judgment on application of current law to the facts and is not binding on the courts. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions, and existing Treasury Regulations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this summary. This summary does not, however, discuss all aspects of federal income taxation that may be relevant either to a particular shareholder in light of personal circumstances or to certain types of shareholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations, foreign investors, dealers in securities, and taxpayers subject to the alternative minimum tax), and this summary does not discuss any aspect of state, local, or foreign tax laws. ALL SHAREHOLDERS SHOULD THEREFORE CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM ARISING FROM THE MERGER.

         Bancorp and Corporate intend that the Merger qualify as a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code ("Reorganization"). If the Merger qualifies as a Reorganization, the exchange of shares of Corporate Stock for shares of Bancorp Common pursuant to the Merger will not be a taxable event except to the extent of cash received for, in connection with the Conditional Cash Election or fractional shares. (Cash received by dissenters who exercise dissenters' rights will also be treated as a taxable event.) The purpose of these discussions is to advise Corporate shareholders of the conditions that must be satisfied in order for the exchange of stock pursuant to the Merger to qualify as a Reorganization and to advise them of the consequences of the failure of the Merger to qualify as a Reorganization. In addition, this discussion addresses other federal income tax consequences related to this transaction.

         Neither Bancorp nor Corporate intends to apply for a ruling from the Internal Revenue Service ("IRS") with respect to the federal income tax consequences of the Merger. There can be no assurance that the IRS will not take a view contrary to those expressed herein. Corporate shareholders should also be aware that an accountant's opinion, unlike a ruling, is not binding on the IRS.

         BASED UPON THE CONTINUING ACCURACY OF CERTAIN ASSUMPTIONS AND REPRESENTATIONS OF THE PARTIES TO THE MERGER, it is the opinion of Arthur Andersen LLP that the Merger will constitute a Reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code, if carried out in the manner set forth in the Merger Agreement, and that:

SHAREHOLDER CONSEQUENCES

         1. A shareholder whose Corporate Stock is exchanged for shares of Bancorp Common in the Merger will not recognize any gain or loss for federal income tax purposes as a result of that exchange, except with respect to cash proceeds received in connection with the Conditional Cash Election and in lieu of fractional shares;

         2. To the extent that cash proceeds are received, gain will be recognized equal to the lesser of the total cash received, or the total inherent gain on all shares (determined by subtracting tax basis in all shares surrendered from the fair market value of all stock plus cash received), losses, if any, will only be recognized if no stock is received;

         3. Cash proceeds received by a holder of shares of Corporate Stock for the Conditional Cash Election or in lieu of a fractional share interest in Bancorp Common will result in capital gain, or loss, provided that the shares of Corporate Stock were held as capital assets at the Effective Time of the Merger. Currently, capital gains are taxable at a maximum rate of 28 percent. There are current proposals in Congress to reduce the federal tax on capital gains, which may be retroactive to January 1, 1995. A recent Senate proposal provides that any reductions shall be retroactive only to October 13, 1995. It cannot be determined at this time if or when this may become law or what the effective date will be.

         4. The aggregate tax basis of the shares of Bancorp Common received by a holder of shares of Corporate Stock pursuant to the Merger will be the same as the aggregate tax basis of the shares of Corporate Stock surrendered in exchange therefor, reduced by any cash received under the Conditional Cash Election or for fractional shares and increased by any gain recognized (as computed in #2 above);

         5. The holding period of the shares of Bancorp Common received in the Merger will include the holding period for the shares of Corporate Stock surrendered in exchange, providing the shares of Corporate stock were held as capital assets at the Effective Time of the Merger.

CORPORATE AND BANCORP CONSEQUENCES

         1. There will be no Corporate gain or loss recognized as a result of the Merger.

         2. Tax basis and certain tax attributes, including holding periods of assets, of Corporate will carryover to CUB.

         3. There will be no taxable gain or loss to Bancorp upon the issuance of shares to accomplish this transaction.

         Arthur Andersen LLP's opinion is subject to certain assumptions and qualifications and is based upon the accuracy of certain representations of the parties to the Merger. Of particular importance are assumptions and representations relating to the Merger's satisfaction of two requirements for a Reorganization - the "continuity of interest" requirement and the "acquisition of substantially all of the properties" requirement.

         In order for the continuity of interest requirement to be met, holders of Corporate Stock must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of so much of either (i) their

Corporate Stock in anticipation of the Merger (including Corporate Stock surrendered in the exercise of dissenters' rights, if any), or (ii) the Bancorp Common to be received in the Merger (collectively the "Planned Dispositions") such that holders of Corporate Stock, as a group, no longer have a significant equity interest in the Corporate business being conducted after the Merger. Holders of Corporate Stock will generally be regarded as having a significant equity interest as long as the Bancorp Common received in the Merger (after taking into account Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the holders of Corporate stock in the Merger. The IRS advance ruling guidelines require 50% continuity of interest. That is, the holders of Corporate Stock will receive in the Merger and will continue to hold after the Merger (after taking into account Planned Dispositions) Bancorp Common having a value equal to at least 50% of the value of all of the outstanding shares of Corporate Stock as of the Effective Time of the Merger. Corporate, Bancorp, and CUB have made representations that this will be the case. The actual continuity of interest percentages will be influenced by the percentage of cash Bancorp elects to pay in this transaction (10%-25%), planned dispositions, the cash paid to dissenting shareholders, and the trading value of Bancorp stock on the Closing Date. Corporate, Bancorp, and CUB have agreed to review this requirement immediately prior to the Closing Date to ensure that it will be met. If, however, the continuity of interest requirement is not satisfied, the Merger will be treated as a taxable event.

         To meet the criteria of a tax-free reorganization, CUB must acquire "substantially all" of the assets of Corporate. The acquisition of substantially all of the assets requirement will be satisfied, according to IRS advance ruling guidelines, if at least 90% of the fair market value of net assets and at least 70% of the fair market value of gross assets held by Corporate immediately prior to the Effective Time of the Merger are acquired by CUB. Arthur Andersen LLP's opinion is based upon the continuing accuracy of representations from Corporate, Bancorp, and CUB that the IRS advance ruling guidelines relating to the acquisition of substantially all of the properties requirement will be satisfied. If the acquisition of substantially all of the properties requirement is not satisfied, the Merger will be treated as a taxable event.

         IF THE MERGER IS TREATED AS A TAXABLE EVENT, holders of Corporate Stock whose shares are exchanged in the Merger will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the adjusted tax basis of their shares of Corporate Stock surrendered and the fair market value of the shares of Bancorp Common received in exchange therefor plus any cash proceeds received for the Cash Purchase Price or in lieu of fractional shares. The gain or loss will be capital gain or loss if the shares of Corporate Stock are held as capital assets at the Effective Time of the Merger. Capital Losses realized by an individual are deductible for federal income tax purposes against capital gains for the same taxable year and against up to $3,000 of other income ($1,500 for a married individual filing a separate return) for the same taxable year. Any excess capital loss realized by an individual may be carried forward to subsequent years. If the Merger is a taxable event, a holder's aggregate basis in the shares of Bancorp Common received in the Merger will be equal to the fair market value of such shares at the Effective Time of the Merger, and the holding period for those shares will not include the period during which the holder held the shares of Corporate Stock exchanged therefor. In addition, if the Merger is a taxable event, Corporate Bank itself may have taxable income and CUB as the successor entity will inherit any tax liability.

         Irrespective of whether or not the Merger qualifies as a Reorganization, holders of Corporate Stock who are entitled to cash payment for their shares pursuant to the dissenters' rights provisions of the National Bank Act, as amended (the "National Bank Act"), and Chapter 13 of the California Corporations Code should recognize capital gain or loss for federal income tax purposes in an amount equal to the difference between the adjusted tax basis for their shares and the amount of cash received in exchange therefor, provided that such payment is not essentially equivalent to a dividend within the meaning of Section 302 of the Code. The payment of cash for shares of Corporate Stock upon exercise of dissenters' rights will generally not be essentially equivalent to a dividend, if, as a result of such exercise the dissenting shareholder, after the Effective Time of the Merger and after the exercise of dissenters' rights owns (either actually or constructively within the meaning of Section 318 of the Code) no shares of Corporate Stock or Bancorp Common.

         Treasury Regulations require that every taxpayer who receives stock in connection with the corporate reorganization must file with his or her income tax return a statement of facts pertinent to the nonrecognition of gain or loss upon the transaction, including (i) a statement of the basis of the stock transferred in the transaction and (ii) a statement of the fair market value of the stock transferred in the transaction. In addition, taxpayers are required to maintain permanent records with respect to the foregoing information. Corporate shareholders will be required to comply with these requirements.

         Shareholders of Corporate will be required to provide their social security numbers or their taxpayer identification numbers or, in some circumstances, certain other information to the Exchange Agent in order to avoid the "backup withholding" requirements that might otherwise apply, under the Code.

         The foregoing discussion of the expected federal income tax consequences of the Merger is based on current authorities. There is no assurance that legislative or administrative changes or court decisions may not be forthcoming that would significantly change these expected consequences.
Any such changes may or may not be retroactive with respect to transactions prior to the date of those changes.

         THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR INFORMATION ONLY. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM ARISING FROM THE EXCHANGE OF THEIR CORPORATE STOCK PURSUANT TO THE MERGER, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

         The Merger is expected to be treated as a "purchase transaction" for accounting and financial reporting purposes. Financial statement data and related financial information for Bancorp for periods prior to the Effective Time will not be restated as a result of the application. Consequently, upon consummation of the Merger, the Surviving Bank will establish a new accounting and reporting basis for the acquired assets which will be reflected in the future consolidated financial statements of Bancorp.

EMPLOYEE PLANS

         Pursuant to the terms of the Merger Agreement, Corporate was required to cause the exercise or cancellation prior to the Effective Time of all outstanding options to purchase shares of Corporate Stock under all stock option plans maintained by Corporate. The only outstanding option to purchase shares of Corporate Stock is held by Stanley J. Pawlowski and he has agreed to cancel his option in exchange for a payment of $6,898. This payment will be made upon Corporate's receipt of the FDIC's approval.

         The Merger Agreement requires Corporate to take any and all action necessary to terminate as of or prior to the Effective Time all stock option plans. See "THE MERGER -- Interests of Certain Persons in the Merger."

TERMINATION, AMENDMENTS AND EXPENSES

         The Merger Agreement may be terminated at any time prior to the Effective Time (i) by mutual consent of Bancorp, CUB and Corporate; (ii) by Bancorp, CUB or Corporate if any material breach or default by the other party is not cured within 30 days after notice thereof; (iii) by Bancorp or CUB if any governmental or regulatory authority denies or refuses to grant the approvals, consents or authorizations required to be obtained to consummate transactions contemplated by the Merger Agreement or if any such approval contains conditions which, in the reasonable opinion of Bancorp or Corporate, are materially burdensome to its ongoing operations; (iv) by Corporate if any governmental or regulatory authority denies or refuses to grant, the approvals, consents or authorizations required to be obtained in order to consummate the transactions covered and contemplated by the Merger Agreement, other than the Merger; (v) by Bancorp or CUB at any time prior to the Effective Time if, (a) the Corporate Board of Directors approves a transaction or Corporate executes a letter of intent on other document, pursuant to which 5% or more of the outstanding shares of Corporate Stock will be acquired or controlled, (b) any person or entity or related group of persons or entities seeks to acquire 5% or more of the outstanding shares of Corporate Stock by tender offer or otherwise, and the Board of Corporate does not advise Corporate's shareholders that the Board does not support such tender offer or acquisition and that it does support the Merger, (c) if Corporate fails to notify CUB of an acquisition of ownership or control of 5% or more of the outstanding shares of Corporate Stock prior to the Record Date, or (d) the Merger is not approved by at least two-thirds of the outstanding shares of Corporate Stock as of the Record Date; or (vi) by Bancorp or CUB if schedules required to be delivered by Corporate pursuant to the Merger Agreement disclose material contracts, liabilities or potential liabilities not previously disclosed orally or in writing by Corporate to CUB or fail to disclose material contracts, liabilities or potential liabilities which come to CUB's attention in any other manner.

         The Merger Agreement may be terminated by CUB in the event of any change(s) in the financial condition, results of operations, business, property, assets (including loan portfolio), operations, liquidity, income or condition (financial or otherwise) or prospects of Corporate since December 31, 1994 (with the exception of those events discussed in "Recent Events Related to Corporate" herein) which individually or in the aggregate, are materially adverse to Corporate or in any way cause damage, destruction, loss, or constitute an event materially and adversely affecting the properties, business
or prospects of Corporate (a "material adverse change").   For purposes of this
section only, and with regard only to matters the effect of which can be reasonably quantified, an event, occurrence, or circumstance shall be deemed to have occurred if the average Core Deposits for the three month period prior to the end of the month just prior to the Closing, do not equal or exceed 85% of the Core Deposits of Corporate at December 31, 1994. For purposes of this provision, Core Deposits shall include non interest bearing demand deposit accounts, interest bearing demand deposit accounts, savings accounts and money market accounts, but shall not include Certificate of Deposits. Additionally, for purposes of this provision, CUB shall perform a review of Corporate's loan portfolio prior to Closing to determine if a material adverse change has occurred in Corporate's loan portfolio. A material adverse change will have occurred if the reserves which need to be allocated in CUB's opinion and pursuant to its loan grading and allowance for loan and lease losses policy, uniformly applied, exceed Corporate's allowance for loan and lease losses by approximately 15%. CUB shall also conduct a legal audit prior to Closing to determine if any legal matters or events constitute a material adverse change. A material adverse change will also be deemed to have occurred if there is a 10% negative change in any two or more of the factors affecting the business and prospects of Corporate, including but not limited to Core Deposits, allowance for loan and lease losses or legal exposure.

         The Merger Agreement may be terminated by Corporate, in the event of any change(s) in the consolidated financial condition, results of operation, business, property, assets (including loan portfolios), operations, liquidity, income or condition (financial or otherwise) or prospects of CUB since December 31, 1994, which individually or in the aggregate are materially adverse to CUB or cause any damage, destruction, loss, or event which has an effect of materially and adversely affecting the properties, business or prospects of CUB on a consolidated basis (a "material adverse change").

         The Merger Agreement may be terminated by Corporate or CUB if either reasonably disapproves the Corporate's shareholders' equity, net income or loss as set forth in the Closing Audit or the Closing Report or the net after tax effect of any sale or distribution of the Bond Claim as calculated by AA, providing that the terminating party shall be required to set forth the reasons for such disapproval in writing.

         The Merger Agreement shall be terminated if any conditions specified have not been satisfied or waived in writing by the party authorized to waive such conditions by February 28, 1996 unless mutually extended by the parties hereto.

CERTAIN AGREEMENTS

         The Merger Agreement provides that, during the period from the date of the Merger Agreement to the Effective Time, Corporate will conduct its affairs in the ordinary course of business consistent with past practice and will not, without the prior written consent of Bancorp, which will not be unreasonably withheld, take any of the following actions: (i) amend, modify, or, except as they may be terminated in accordance with their terms, terminate any Understanding (as defined in the Merger Agreement) or materially default in the performance of any of its obligations under any Understanding where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of Corporate; (ii) terminate or unilaterally fail to renew any existing insurance or bonding coverage; amend, modify, terminate or fail to renew or preserve its business organization, material rights, franchises, permits and licenses, or take any action which would jeopardize the continuance of the goodwill of its customers where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of Corporate; (iii) enter into any Understanding, except (a) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in the ordinary course of business and consistent with prior practice, (b) commitments to make loans or other extensions of credit in compliance with provisions below, and (c) loan sales in the ordinary course of business, without any recourse except to a reserve account funded by an interest rate spread otherwise payable to the servicer of the loans sold, provided that no commitment to sell loans shall extend beyond the Effective Time of the Merger; (iv) enter into any new leases (regardless of dollar amount) or contracts requiring annual payments of more than $1,000, or having a term in excess of six months or enter into any leases or contracts requiring annual payments of more than $10,000, which are not new;
(v) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit or enter into any agreement, with or to any Corporate director, officer or employee or 5% shareholder, except in accordance with existing practice or policy; (vi) except as required by any existing contract, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any person; (vii) sell, transfer, mortgage, encumber or otherwise dispose of any assets or any liabilities except in the ordinary course of business and consistent with prior practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated by the Merger Agreement; (viii) except pursuant to the exercise of outstanding stock options, issue, sell, redeem or acquire for value, or agree to do so, any debt securities or any shares of the capital stock or other ownership interests, or securities convertible into or options, rights or warrants exercisable for such shares or interests, of Corporate or declare, issue or pay any dividend or other distribution of assets, whether consisting of money, Corporate Stock, other personal property, real property or other things of value, to Corporate's shareholders or split, subdivide combine or reclassify any shares of its stock or other equity security; change or amend its charter documents or bylaws; (ix) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect on December 31, 1994; (x) make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $5,000 individually or $10,000 in aggregate; (xi) make special or extraordinary payments to any person or enter into any agreement which could result in such special or extraordinary payments other than $10,000 payments to each of the President and Chief Financial Officer of Corporate as of the Closing, or as contemplated, or as disclosed, in the Merger Agreement; (xii) except for transactions in the ordinary course of business, make any material investments, by purchase of stock or securities, contributions to capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity; (xiii) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by CUB in writing or file or amend any federal, foreign or state tax return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law; (xiv) except as contemplated in the Merger Agreement, terminate any plan or enter into any new employment agreement or other employee benefit arrangement, or modify any employment agreement or other employee benefit arrangement in effect on the date of the Merger Agreement to which Corporate is a party; or (xv) agree to take or make any commitment to take any actions prohibited by these provisions.

POST MERGER OPERATIONS

         The Merger Agreement provides that Corporate will obtain the resignations, to be effective as of the Effective Time, of the directors and officers of Corporate. Except as set forth below, such persons are expected to have no continuing positions with Bancorp or CUB. Following consummation of the Merger, it is expected that the management of CUB in office immediately prior to the Effective Time will continue in office as the management of CUB. However, certain officers of Corporate may also be employed by CUB, and CUB or Bancorp may appoint such an officer to its Board of Directors.

EXCHANGE OF STOCK CERTIFICATES

         As soon as practicable after the Effective Time, Bancorp will send a notice and letter of transmittal to each Corporate shareholder of record at the Effective Time, advising the shareholders of Corporate of the procedure for surrendering certificates representing shares of Corporate Stock in exchange for certificates representing shares of Bancorp Common, cash in exchange for such shares and cash in lieu of fractional shares. See "THE MERGER -- Terms of the Merger." CORPORATE STOCK CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE TRANSMITTAL LETTER IS RECEIVED.

         All shares of Bancorp Common issued in the Merger will be deemed issued as of the Effective Time. The holder of a certificate or certificates representing shares of Corporate Stock issued and outstanding immediately prior to the Effective Time will have no rights with respect to such shares other than to surrender such certificate or certificates, as provided in the transmittal letter, in exchange for certificates representing shares of Bancorp Common, cash in exchange for such shares and cash in lieu of fractional shares or, in the event such holder has dissented from the Merger, to surrender such certificates in connection with a request to receive the value of the shares represented by such certificates based on an appraisal. See "DISSENTING SHAREHOLDERS' RIGHTS." Upon surrender of any certificate representing shares of Corporate Stock, the holder thereof shall be entitled to receive (i) a certificate representing the shares of Bancorp Common to which such holder is entitled and a check in the amount of any cash to be paid to such holder, and
(ii) funds on account of dividends and other distributions paid to holders of record of shares of Bancorp Common as of a record date after the Effective Time but prior to surrender. No holder of any shares of Corporate Stock will have any rights (including voting rights) with respect to Bancorp Common until surrender of his or her certificate representing shares of Corporate Stock.

         No interest will accrue or will be paid on cash dividends or other distributions payable to any holder of Corporate Stock except as required in accordance with applicable law governing dissenters' rights. Following the Effective Time, there will be no further registration of transfers of shares of Corporate Stock on the records of Corporate.

SALES OF BANCORP COMMON

         The shares of Bancorp Common to be issued to shareholders of Corporate in the Merger have been registered under the 1933 Act. Such shares will be freely transferable under the 1933 Act, except for shares issued to any person who may be deemed to be an "affiliate" of Corporate within the meaning of Rule 145 under the 1933 Act, and shares issued to Corporate directors who have entered into Affiliate Agreements, with Bancorp and CUB. See "Interests of Certain Persons in the Merger", herein.

NMS LISTING

         Bancorp will file an application to list the shares of Bancorp Common to be issued in the Merger on the NMS. A condition to the consummation of the Merger is that such Bancorp Common be authorized for listing, upon notice of issuance, on the NMS.

                                   CU BANCORP

         Bancorp is a California corporation incorporated in 1981 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As of June 30, 1995, it had total assets of $309.8 million. Bancorp's sole subsidiary is CUB, which had total assets of $309.8 million as of June 30, 1995. CUB was founded in April 1982 and provides an extensive range of commercial banking services.

         CUB is a commercial bank which delivers a mix of banking products and services to middle market businesses, the entertainment industry and high net worth individuals. CUB offers lending, deposit, cash management, SBA and international trade services. The Entertainment Division specializes in meeting the banking needs of Southern California's entertainment industry, including motion picture and television financing, record labels, talent agencies, business managers, commercial houses and a variety of other related business activities. The SBA division offers financing alternatives to businesses in CUB's market. The International Trade Services Group offers a broad range of services to support the import/export
activities of customers.   The division has direct correspondent relationships
with major overseas banks, providing business customers with a broad
international reach.   The division can facilitate a wide variety of
international banking transactions, including letters of credit, short term trade related financing, domestic and foreign collections, wire transfers, standby commitments and government assisted programs.

         In 1992, CUB and Bancorp both consented to agreements with their primary regulators, a Formal Agreement with the OCC and a Memorandum of Understanding with the Federal Reserve Bank of San Francisco. In June of 1992, a new management team replaced substantially all of prior management. In November of 1993, following the first OCC examination subsequent to new management's implementation of internal controls and other new management techniques, the OCC released CUB from the Formal Agreement and later that same month the Federal Reserve Bank of San Francisco determined that Bancorp had met all the requirements of the Memorandum of Understanding and terminated that document. CUB's capital ratios, as of June 30, 1995, are in excess of all minimums imposed by law and regulation and qualify to rate CUB as a "well capitalized" bank. Following the acquisition of Corporate, CUB will retain sufficient capital ratios to be "well capitalized." Neither CUB nor Bancorp operate under any enforcement agreements with their respective regulators. See "Bancorp Regulatory Matters."

         Bancorp is a legal entity separate and distinct from CUB. For further information relating to Bancorp and CUB, see documents listed under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." There are various legal limitations on the ability of CUB to finance or otherwise supply funds to Bancorp. In particular, under federal banking law, a national bank, such as CUB, may not declare a dividend that exceeds undivided profits, and the approval of the OCC is required if the total of all dividends declared in any calendar year exceeds such bank's net profits, as defined, for that year combined with its retained net profits for the preceding two years. In addition, federal law significantly limits the extent to which CUB may supply funds to Bancorp, whether through direct extensions of credit or through purchases of securities or assets, issuances of guarantees or the like. Generally, any loan made by CUB to Bancorp must be secured by certain kinds and amounts of collateral and is limited to 10% of CUB's capital and surplus (as defined), and all loans by CUB to Bancorp are limited to 20% of CUB's capital and surplus. CUB may extend credit to Bancorp without regard to these restrictions to the extent such extensions of credit are secured by specific kinds of collateral such as obligations of or guaranteed by the U.S. Government or its agencies and certain bank deposits.


                      DESCRIPTION OF BANCORP CAPITAL STOCK

BANCORP COMMON

         The Board of Directors of Bancorp is authorized to issue a maximum of 20,000,000 shares of Bancorp Common. As of June 30, 1995, 4,587,330 shares of Bancorp Common were outstanding. Subject to any prior rights of any preferred stock of Bancorp ("Bancorp Preferred Stock") then outstanding, holders of the Bancorp Common are entitled to receive such dividends as are declared by the Bancorp Board out of funds legally available therefor. Subject to the rights, if any, of any Bancorp Preferred Stock, all voting rights are vested in the holders of the Bancorp Common, each share being entitled to one vote. Subject to any prior rights of the Bancorp Preferred Stock, in the event of liquidation, holders of shares of Bancorp Common are entitled to receive pro rata any assets distributable to stockholders in respect of shares held by them. Holders of shares of Bancorp Common do not have any pre-emptive right to subscribe for any additional securities which may be issued by Bancorp. The outstanding shares of Bancorp Common are, and the shares of Bancorp Common offered hereby will be, fully paid and non-assessable. The transfer agent and registrar for the Bancorp Common is First Interstate Bank of California.

BANCORP PREFERRED STOCK

         The Board of Directors of Bancorp has the authority, without further stockholder action, to issue from time to time a maximum of 10,000,000 shares of Bancorp Preferred Stock in one or more series and with such terms and at such times and for such consideration as the Bancorp Board may determine. The authority of the Bancorp Board includes the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation or title thereof, (ii) rights as to dividends;
(iii) whether and upon what terms, including sinking funds, the shares are to be redeemable; (iv) whether and upon what terms the shares are to be convertible; (v) the voting rights, if any, which shall apply, provided, however, that in no event shall any holder of any series of the Bancorp Preferred Stock be entitled to more than one vote for each share of Bancorp Preferred Stock held by such holder; and (vi) the rights of the holders upon the dissolution, or upon the distribution of assets, of Bancorp. Any shares of Bancorp Preferred Stock which may be issued may rank prior to shares of Bancorp Common as to payment of dividends and upon liquidation. No Bancorp Preferred Stock is currently outstanding.

INDEMNIFICATION PROVISIONS

         Article Five of Bancorp's Articles of Incorporation provides that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) of the corporation in excess of that expressly permitted by such Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law, or any other applicable law.

         Except with regard to those matters discussed in "Bancorp Legal Matters" herein, there is no action or proceeding pending or, to the knowledge of Bancorp, threatened which may result in a claim for indemnification by any director, officer, employee or agent of Bancorp.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Bancorp pursuant to the provisions described above or otherwise, Bancorp has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Bancorp of expenses incurred or paid by a director, officer or controlling person of Bancorp in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares offered hereby, Bancorp will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                 CORPORATE BANK

GENERAL

         Corporate was organized as a national banking association in 1982 and converted to a California licensed banking corporation in 1987. Corporate's head office and main branch is located in Santa Ana, County of Orange, California, and it has one additional branch office in Anaheim, County of Orange, California. As of June 30, 1995, Corporate held approximately $66 million in deposits and had total assets of approximately $75 million. Certain financial information concerning Corporate is set forth elsewhere in this Proxy Statement/Prospects and incorporated herein by this reference.

         Corporate's business is commercial and retail banking. Corporate is engaged in substantially all of the business operations customarily conducted by independent commercial banks in California. Corporate's banking services include the acceptance of checking and savings deposits, and the making of commercial, real estate, personal, home improvements, automobile and other installment loans and term extensions of credit. Corporate also offers travelers' checks, notary public and other customary bank services to its customers. Corporate is a credit card issuing bank, offering MasterCard and Visa to both individuals and businesses. Corporate also offers auto loans and leases.

REGULATORY MATTERS

         On March 8, 1994 Corporate consented to the issuance of a Cease and Desist Order ("First Order") by the Federal Deposit Insurance Corporation ("FDIC") under Section 8(b) of the Federal Deposit Insurance Act. The First Order required that certain corrective measures be taken based upon concerns raised by the FDIC as a result of the FDIC's examination of Corporate as of August 9, 1993. Under the terms of the First Order, the following actions were required: (i) the Board of Directors was required to increase its participation in the affairs of Corporate, assuming responsibility for the approval of sound policies and for the supervision of Corporate's management;
(ii) Corporate was required to have and retain qualified management; (iii) Tier 1 capital of Corporate was to be maintained at a level of at least 7% of total assets; (iv) assets classified Loss were to be eliminated from Corporate's books and certain reductions in classified assets were required, over a period of one year; (v) restrictions were placed with regard to additional extensions of credit to borrowers whose loans were classified; (vi) written lending and collection policies were to be reviewed and revised as required; (vii) Corporate was to perform a risk segmentation analysis with respect to any concentrations of credit; (viii) an adequate reserve for loan losses was to be maintained; (ix) Corporate was to formulate and implement a written plan and comprehensive budget; (x) Corporate was required to correct any violations of law cited by the FDIC; (xi) no cash dividends were to be paid until the satisfaction of certain conditions; (xii) Corporate was required to adopt an employee compensation plan after conducting a review of compensation paid to its executive officers; (xiii) the severance provisions of an employment contract with the Corporate's then President, Richard C. Brown, were to be rescinded; (xiv) the shareholders were to be notified of the First Order; and
(xv) Corporate was required to file quarterly progress reports with the FDIC.

         On April 12, 1994 Corporate consented to the issuance by the FDIC of a second Order to Cease and Desist under Section 8(b) of the Federal Deposit Insurance Act (the "Second Order") and the FDIC issued the Second Order on May 4, 1994. Under the terms of the Second Order, which was effective as of May 14, 1994, Corporate was required to (a) rescind the severance provisions of the employment contract dated May 15, 1990 between Corporate and its former chief executive officer, Gary M. Wrigley ("Wrigley"), and (b) rescind the Settlement Agreements and General Releases entered into between

Wrigley and Corporate dated January 31, 1994 and February 4, 1994 (collectively, the "Settlement Agreements"). The Second Order also requires Corporate to obtain the FDIC's prior approval of the terms of any replacement severance agreement with Wrigley. The terms of such a replacement agreement were submitted by Corporate to the FDIC on June 10, 1994, but the FDIC refused to approve the replacement severance agreement. As a result of Corporate's rescission of the Settlement Agreement pursuant to the Second Order, Wrigley pursued and on March 9, 1995 obtained an arbitration award against Corporate in the amount of $132,500 plus attorneys' fees, interest and certain insurance premiums. Since Corporate believed it had offsetting claims against Wrigley, and because the FDIC's position was that Corporate should not pay the arbitration award due to the Second Order, Corporate refused to pay the award. Wrigley pursued the matter further and obtained a judgment enforcing the arbitration award against Corporate in the amount of $167,307. After obtaining the FDIC's consent under the Second Order, Corporate paid the full amount of the judgment to Wrigley on August 25, 1995. Part of the damages asserted by Corporate under its pending Bond Claim is the payment of the Wrigley judgment, but no assurances can be given that any portion of this payment will be recovered under the Bond Claim. Corporate believes it remains in compliance with the terms of the Second Order.

         The FDIC examined Corporate as of October 17, 1994 and cited several violations of the First Order. As a result of that examination, the FDIC, in a letter dated February 14, 1995, threatened the assessment of civil money penalties against the Board of Directors pursuant to the provisions of the Financial Institutions Regulatory and Interest Rate Control Act of 1978. The Board responded to the notice of possible civil money penalties in a letter to the FDIC dated March 29, 1995, which outlined the Board's plan to effect significant management changes and improve the condition of the bank. In a letter dated April 17, 1995, the FDIC advised the Board that civil money penalties would not be pursued provided Corporate, in good faith, initiated prompt efforts to comply with the First Order. Corporate now believes it is in substantial compliance with the requirements of the First Order, based upon the following actions:

                 (i) the Board has substantially increased its participation in the affairs of Corporate, approving numerous new policies and carefully monitoring compliance with those policies through more active committees and more frequent Board meetings;

                 (ii) on March 22, 1995, after receiving nondisapproval from both the FDIC and the State Banking Department,
                          C. Ellis Porter was appointed President and Chief Executive Officer and a director of Corporate; with the hiring of Mr. Porter, Richard C. Brown's position was changed to remove him from the executive management of Corporate and his employment was later terminated on May 5, 1995; Elizabeth L. Peters resigned her position as Senior Vice President and Chief Financial Officer of Corporate on March 10, 1995; Gary R. Strachn was hired as a consultant on March 21, 1995 and, after nondisapproval by both the FDIC and the State Banking Department, was hired as Executive Vice President and Chief Financial Officer on May 8, 1995; Philip J. Andrews resigned as Senior Vice President and Senior Credit Officer as of March 31, 1995; due to the pending Merger, Corporate elected not to replace Mr. Andrews, with Mr. Porter presently serving as Corporate's senior lending officer as well as chief executive officer;

                 (iii) Tier 1 capital has been maintained at a level of at least 7% of total assets;

                 (iv) all the assets classified loss were eliminated and the reductions in classified assets required by the First Order were accomplished within the time requirements established by the First Order;

                 (v) Corporate has complied with all restrictions relating to additional extensions of credit to borrowers whose loans were previously classified;

                 (vi) extensive revisions were made to Corporate's lending and collection policies;

                 (vii) Corporate performed the risk segmentation analysis relating to concentrations of credit as required by the First Order;

                 (viii) Corporate believes it currently maintains an adequate reserve for loan losses, based upon a reasonable methodology implemented to comply with all regulatory requirements;

                 (ix) Corporate has implemented written plans and budgets as required by the First Order;

                 (x) Corporate believes it has taken all actions it is able to take to correct the violations of law cited by the FDIC;

                 (xi) no cash dividends have been paid and none will be paid without the prior consent of the FDIC;

                 (xii) Corporate prepared an employee compensation plan and submitted the plan to the FDIC for review; that plan has not yet been approved and is no longer applicable due to the issues relating to compensation raised by the defalcations of one or more past employees of Corporate, as described in the Bond Claim;

                 (xiii) the severance provisions of the employment contract which was in effect at the time of the First Order between Corporate and Richard C. Brown were rescinded; the employment contract itself was subsequently terminated and Mr. Brown's employment was terminated for cause on May 5, 1995;

                 (xiv) the shareholders of Corporate were notified of the First Order in the detailed proxy statement dated August 14, 1995; and

                 (xv) Corporate has filed all the quarterly reports with the FDIC which are required under the First Order.

         The State Banking Department examined Corporate as of January 5, 1994 and, based upon the weaknesses in Corporate's operations and condition as of that date, requested Corporate to consent to the issuance of a Memorandum of Understanding ("MOU"). Corporate consented to the issuance of the MOU on December 13, 1994. The MOU requires Corporate to take substantially the same corrective measures as required by the FDIC under the First Order. Corporate believes it is in substantial compliance with the requirements of the MOU as a result of the corrective measures outlined above.

RECENT EVENTS RELATED TO CORPORATE

         Gary M. Wrigley resigned his position as Chief Executive Officer of Corporate on January 15, 1994. As discussed above, he subsequently took action against Corporate to enforce the terms of his Settlement Agreement and obtained and was paid a judgment against Corporate in the amount of $167,307.

         Elizabeth L. Peters resigned her position as Senior Vice President and Chief Financial Officer of Corporate as of March 10, 1995. Richard C. Brown's employment was terminated by Corporate as of May 5, 1995. These changes in management and related findings led to the resignation of Deloitte & Touche LLP as Corporate's independent auditor for the year ended December 31, 1994. Corporate believes it has possible claims against one or more of its former employees arising out of their employment. On September 29, 1995 Corporate filed a Bond Claim under its Bankers' Blanket Bond Policy, for an amount in excess of the Bond's $1.8 million limit in an attempt to recover certain of its claims. The claims asserted in the Bond Claim are based upon the findings of a review of the books and records of Corporate conducted by special examiners retained by Corporate's legal counsel which commenced in April 1995 and was completed on July 12, 1995. While no other legal actions have been commenced by Corporate, Corporate will retain its ability to bring legal actions, should it so desire, for a substantial amount of time in the future and this right will accrue to the Surviving Bank. In addition, it is expected that the issuer of Corporate's Blanket Bond would require Corporate to assign its claims in connection with any payment on the Bond. While Corporate incurred and continues to incur certain costs and expenses relating to the possible claims, to date no losses to Corporate have been discovered which have not already been recognized in Corporate's financial statements; however, Corporate has incurred considerable expense in investigating the claims, hiring special examiners and auditors, hiring Arthur Andersen LLP to complete Corporate's 1994 financial statements, and hiring special counsel to pursue the Bond Claim. These ongoing expenses have negatively impacted, and will continue to negatively impact, Corporate's earnings, and there can be no assurances that these expenses or any other damages will be recovered under the Bond Claim.


                        DISSENTING SHAREHOLDERS' RIGHTS

         If the Merger is consummated, shareholders of Corporate who dissent therefrom would be entitled, pursuant to Section 215a of Title 12 of the United States Code ("Section 215a") and Section 1300 et seq. of the California Corporations Code ("Chapter 13"), to receive in cash the appraised value of the shares held by them when the Merger is consummated. In the event the rights granted by Section 215a and Chapter 13 are perfected by a Corporate shareholder, the shares of Corporate Stock held by such shareholder shall not be converted into the right to receive a number of shares of Bancorp Common equal to the Conversion Ratio, but instead shall be converted into the right to receive such amount as is provided in Section 215a and Chapter 13. Certain provisions of Section 215a and Chapter 13 are reprinted as Appendix C to this Proxy Statement/Prospectus and should be read for more complete information concerning dissenters' rights. The information set forth below is a general summary of dissenters' rights as they apply to Corporate shareholders, and is qualified in its entirety by reference to Section 215a and Chapter 13.

         In order to be entitled to exercise dissenters' rights, a shareholder of Corporate must either vote against the Merger Agreement at the Meeting or must notify Corporate in writing that he or she dissents from the Merger Agreement at, or prior to, the Meeting.





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
         A shareholder who does not timely surrender his or her stock certificates and make such a request will lose his or her dissenters' rights and be treated for purposes of conversion of shares of Corporate Stock as a Corporate shareholder who voted to ratify and confirm the Merger Agreement at the Meeting.

         Pursuant to Chapter 13, the fair market value of dissenting shares is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter. Cash dividends declared and paid by Corporate upon the dissenting shares after the date of approval of the Merger Agreement and prior to payment for the shares by Corporate shall be credited against the total amount to be paid by Corporate therefor.

         Corporate must mail to each such shareholder a notice of the approval of the Merger by Corporate's outstanding shares. The notice must be mailed by Corporate within 10 days after the date of such approval. The notice must be accompanied by a copy of Sections 1300, 1301, 1302, 1303, and 1304 of the California Corporations Code, which specify a dissenting shareholder's rights and the initial procedure required to enforce those rights, and a copy of which has been reprinted under Appendix C.

         The notice must also be accompanied by a statement of the price determined by Corporate to represent the fair market value of the dissenting shares and a brief description of the procedure to be followed if the shareholder desires to exercise rights as a dissenting shareholder. Such statement of price constitutes an offer by Corporate to purchase any dissenting shares at that price unless they lose their status as such.

         Any shareholder who desires Corporate to purchase shares as dissenting shares and has the right to require it to do so must make written demand upon Corporate to purchase such shares and make payment to the shareholder in cash of their fair market value. The demand must state the number and class of the shares held of record by the shareholder purchase of which is demanded. It must also contain a statement of what the shareholder claims to be the fair market value of those shares as of the day before announcement of the proposed Merger. That statement of fair market value constitutes an offer by the shareholder to sell the shares at such price. The demand is effective if received by Corporate or its transfer agent within 30 days after the date on which the notice of approval of the Merger by Corporate's outstanding shares was mailed to the dissenting shareholder.

         Before shares that are certificated securities can qualify as dissenting shares, the certificate representing them must be submitted for endorsement as dissenting shares to Corporate at its principal office or at the office of its transfer agent of Corporate. Submission must be within 30 days after the date notice of approval of the proposed Merger by Corporate's outstanding shares was mailed to the shareholder. Before shares that are uncertificated securities can qualify as dissenting shares, the shareholder must submit written notice to Corporate at its principal office or at the office of its transfer agent of the number of shares that the shareholder demands that Corporate purchase. Submission must be made within the time limits specified above.

         Certificates so submitted must be either (1) stamped or endorsed with a statement that the shares represented by them are dissenting shares, or (2) exchanged for certificates of appropriate denomination so stamped or endorsed. On subsequent transfer of dissenting shares on the books of Corporate, the new share certificates, initial transaction statement, and other written statements issued to the transferees must bear a like statement that the shares are dissenting shares and the name of the original dissenting holder of the shares.

         If Corporate and a dissenting shareholder agree that shares are dissenting shares and agree on the price of the shares, the dissenting shareholder is entitled to the agreed price, with interest from the date of the agreement at the legal rate payable on judgments.

         Unless otherwise provided by the agreement, payment of the fair market value of dissenting shares shall be made within 30 days after agreement on the value of the shares or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and, in the case of certificated securities, subject to surrender of the certificates therefor. Making payment on dissenting shares, however, is subject to compliance with all requirements for a distribution involving the repurchase of shares. When Corporate is unable to comply with those requirements, a holder of dissenting shares becomes a creditor of Corporate for the agreed value of the shares together with interest on that amount at the legal rate payable on judgments until it is paid. The shareholder is, however, subordinate to all other corporate creditors in any liquidation proceedings. The debt becomes payable when Corporate is able to comply with such requirements.

         Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders of the dissenting shares shall be filed with the secretary of Corporate. If Corporate denies that shares are dissenting shares, or if Corporate and a dissenting shareholder fail to agree on the fair market value of dissenting shares, either the shareholder or Corporate may file a complaint in the superior court of the "proper county," praying the court to determine the issue. The complaint must be filed within six months after the date on which notice of the reorganization's approval by Corporate's outstanding shares, or was mailed to the shareholder. The court may be asked to determine either or both of (1) whether the shares are dissenting shares, and (2) the fair market value of the dissenting shares. Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in the same action and two or more such actions may be consolidated. Further, a dissenting shareholder or Corporate may intervene in any such pending action.

         On the trial of the action, the court must determine the issues. If the status of shares as dissenting shares is in issue, the court must first determine that issue. If the fair market value of the dissenting shares is in issue, the court must either determine it or appoint one or more impartial appraisers to do so. Where litigation is instituted to test the sufficiency or regularity of the votes of shareholders in authorizing a reorganization, any action brought to determine whether shares are dissenting shares or the fair market value of dissenting shares shall be suspended until final determination of that litigation.

         If the court appoints an appraiser or appraisers, they must proceed forthwith to determine the fair market value per share of the dissenting shares. Within the time fixed by the court, the appraisers, or a majority of them, must file a report in the office of the clerk of the court. Upon its filing with the clerk, on motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

         If a majority of the appraisers appointed fail to make and file their report within ten days from the date of their appointment or within such further time as may be allowed by the court, or if the appraisers' report is not confirmed by the court, the court itself shall determine the fair market value of the dissenting shares.

                 COMPARISON OF THE RIGHTS OF HOLDERS OF BANCORP
                           COMMON AND CORPORATE STOCK

         Upon consummation of the Merger, shareholders of Corporate Stock offered hereby will receive, on a one for one basis, shares of Bancorp Common and, in some events, cash equal to the Conversion Ratio (as defined in the Merger Agreement). Set forth below is a summary of (i) the material features of the Corporate Stock and the Bancorp Common; and (ii) the material differences between the rights of the holders of Corporate Stock and the Bancorp Common. These summaries are qualified in their entirety by reference to the charter documents and other instruments of Corporate and Bancorp that create the rights of the security holders.

CORPORATE STOCK

         Corporate is authorized by its Articles of Incorporation, as amended, to issue 5,000,000 shares of Corporate Stock. At September 15, 1995, 500,000 shares of Corporate Stock were issued and outstanding and no shares of serial preferred stock were issued or outstanding. Holders of Corporate Stock are entitled to one vote, in person or by proxy, for each share of Corporate Stock held of record in the shareholder's name on the books of Corporate as of the record date on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively. Each share of Corporate Stock has the same rights, privileges and preferences as every other share and will share equally in Corporate's net assets upon liquidation or dissolution. The Corporate Stock has no preemptive, conversion or redemption rights or sinking fund provisions and all the shares offered hereby will, when issued, be fully paid. Shares of Corporate Stock are subject to assessment by Corporate upon order of the California Superintendent of Banks (the "Superintendent") for the purpose of correcting an impairment of contributed capital in the manner and to the extent provided in Division 1 of the California Financial Code. See "-- Comparison of Corporate Stock and Bancorp Common -- Assessability."

          California law prohibits a California state-chartered bank from lending on the security of its own stock and from purchasing shares of its own stock unless such purchase is necessary to prevent loss to Corporate on debts previously contracted in good faith.

         Shareholders are entitled to dividends when, as and if declared by Corporate's Board of Directors out of funds legally available therefor (and after satisfaction of the prior rights of holders of outstanding preferred stock, if any) subject to certain restrictions on payment of dividends imposed by the California Financial Code and other applicable regulatory limitations. Under the terms of the First Order and the MOU, cash dividends may not be paid by Corporate without the prior approval of the FDIC and the Superintendent. See "-- Comparison of Corporate Stock and Bancorp Common -- Dividend Restrictions."

         Corporate serves as its own transfer agent and registrar.

BANCORP COMMON

         Bancorp is authorized by its Articles of Incorporation to issue 20,000,000 shares of Bancorp Common and 10,000,000 shares of serial preferred stock, without par value. As of June 30, 1995, 4,587,330 shares of Bancorp Common were issued and outstanding and no shares of serial preferred stock were issued or outstanding. Holders of Bancorp Common will be entitled to one vote, in person or by proxy, for each share of Bancorp Common held of record in the shareholder's name on the books of

Bancorp as of the record date on any matter submitted to the vote of the shareholders, except that in connection with the election of directors, the shares may be voted cumulatively. Each share of Bancorp Common has the same rights, privileges and preferences as every other share and will share equally in Bancorp's net assets upon liquidation or dissolution. Bancorp Common will have no preemptive, conversion or redemption rights or sinking fund provisions and all of the issued and outstanding shares of Bancorp Common, when issued, will be fully paid and nonassessable. See "-- Comparison of Corporate Stock and Bancorp Common -- Assessability."

         The Board of Directors of Bancorp, without shareholder approval, may authorize one or more classes of serial preferred stock with preferences or voting rights that may adversely affect the rights of holders of the Bancorp Common. The possible effect of any issuance of serial preferred stock upon the rights of holders of Bancorp Common is the same as that discussed above concerning the effect on the issuance of any serial preferred stock upon the rights of holders of Corporate Stock.

         Shareholders are entitled to dividends when, as and if declared by Bancorp's Board of Directors out of funds legally available therefor (and after satisfaction of the prior rights of holders of outstanding preferred stock, if any,) subject to certain restrictions on payment of dividends imposed by the General Corporation Law of California. See "-- Comparison of Corporate Stock and Bancorp Common -- Dividend Restrictions."

         Following consummation of the Merger, the transfer agent and registrar for the Bancorp Common will be First Interstate Bank of California.

COMPARISON OF CORPORATE STOCK AND BANCORP COMMON

         ASSESSABILITY. Corporate Stock is subject to assessment pursuant to the provisions of Division 1 of the California Financial Code. Section 662 of Division 1 of the California Financial Code provides that when a bank's contributed capital is "impaired" (when the retained earnings deficit is in excess of 40% of contributed capital), the Superintendent shall order the bank to restore its capital impairment within 60 days of the issuance of such an order. If the contributed capital is not restored by other means, the bank's board is required to levy and collect an assessment on its outstanding common shares pursuant to Section 423 of the California Corporations Code. The date the bank levies the assessment must be within 60 days after the Superintendent's order and the resolutions levying the assessment of the common stock must fix: (i) a date not more than 60 days after the date of the adoption of the assessment resolution on which the assessment is payable (the "Payable Date"); (ii) fix a date not less than 30 nor more than 60 days from the Payable Date on which such assessment becomes delinquent if not paid (the "Delinquency Date"); (iii) fix a date not less than 15 nor more than 60 days from the Delinquency Date for the sale of the delinquent shares (the "Sale Date"); and
(iv) fix the hour and place of sale.

         If an assessment is levied, the shareholders of the bank are required to pay the assessment on a pro rata basis determined by the number of shares held by each shareholder. If a shareholder has not paid the amount of the assessment by the Delinquency Date, the shareholder may, prior to the Sale Date, redeem his shares by paying the amount of the assessment together with a penalty of 5% of the amount of the assessment on such shares. If a particular shareholder fails or refuses to pay such shareholder's pro rata portion of the assessment, the assessed shares may be sold by the bank in satisfaction of the assessment and penalties thereon. The shareholders are not subject to personal liability for payment of such an assessment. The bank's only remedy for the collection of any such assessment is the sale of the shares as described above or, in the event no such sale can be consummated, forfeiture of such shares.

At June 30, 1995 and December 31, 1994, Corporate's retained earnings were $3,232,000 and $3,153,000, respectively.

         Bancorp Common is not assessable. Under applicable regulatory policies, however, holding companies of federally insured financial institutions such as CUB are required to serve as a "source of strength" for their insured subsidiaries. As a practical matter, this may result in Bancorp being required by regulatory order or directive to contribute additional capital to CUB, to guarantee certain CUB obligations or to take other actions requiring the investment of holding CUB capital or resources for CUB's benefit.

         DIVIDEND RESTRICTIONS. Since Corporate is a state-chartered bank, its ability to pay dividends or make distributions to its shareholders is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that neither a bank nor any majority-owned subsidiary of a bank may make a distribution to its shareholders in an amount which exceeds the lesser of (i) the bank's retained earnings; or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank or a majority-owned subsidiary of a bank may, with the prior approval of the Superintendent, make a distribution to the shareholders of the bank in an amount not exceeding the greatest of (i) its retained earnings; (ii) its net income for its last fiscal year; or (iii) its net income for its current fiscal year. In the event that the Superintendent determines that the stockholders' equity of a bank is inadequate or that the making of a distribution by a bank would be unsafe or unsound, the Superintendent may order the bank to refrain from making a proposed distribution.

         The ability of Bancorp to pay cash dividends is limited by the provisions of Section 500 of the California Corporations Code, which prohibits the payment of dividends unless (i) the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution;
(ii) the assets of the corporation exceed 1-1/4 times its liabilities; or (iii) the current assets of the corporation exceed its current liabilities, but if the average pre-tax net earnings of the corporation before interest expense for the two years preceding the distribution was less than the average interest expense of the corporation for those years, the current assets of the corporation must exceed 1-1/4 times its current liabilities.

         DISSENTERS' RIGHTS. Pursuant to the General Corporation Law of California, holders of Bancorp Common would be entitled, subject to the provisions of Chapter 13, to dissenters' rights in connection with any transaction which constitutes a reorganization (as defined in Section 181 of the California Corporations Code). However, pursuant to the California Financial Code, shareholders of Corporate Stock are not entitled to dissenters' rights in connection with any transaction between two banking institutions which constitutes a reorganization (as defined in Section 181 of the California Corporations Code) where Corporate is the corporation surviving such transaction, even if dissenters' rights were otherwise available pursuant to Chapter 13. Pursuant to the foregoing, dissenters' rights will apply to the Merger. See "Dissenters Rights."

         DIVISION OF BOARD INTO CLASSES AND ELIMINATION OF CUMULATIVE VOTING. Under the California Corporations Code, a "listed corporation" (which includes a corporation with outstanding securities designated as qualified for trading as a national market system security on the National Association of Securities Dealers Automatic Quotation System, if the corporation has at least 800 holders of its equity securities as of the record date of the corporation's most recent annual meeting of shareholders, such as Bancorp) may adopt provisions to divide its board of directors into two or three classes to serve for terms of two or three years respectively. While Corporate was not eligible to adopt these provisions, Bancorp is eligible, but has not adopted the provisions at the present time.

         By the same provision under the California Corporations Code, a listed corporation such as Bancorp may also adopt provisions to eliminate cumulative voting in the election of directors (which the California Corporations Code grants to shareholders, i.e., providing each shareholder with the right to vote the number of shares owned by him or her for as many persons as there are directors to be elected, or to cumulate such shares and give one candidate as many votes as the number of directors multiplied by the number of his or her shares, shall equal, or to distribute them on the same principle among as many
candidates as he or she shall see fit).   While Corporate was not eligible to
adopt these provisions, Bancorp is eligible, but has not adopted the provisions at the present time.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF CORPORATE


         The following analysis of Corporate's financial condition and results of operations should be read in conjunction with the financial statements and the notes related thereto presented elsewhere in this Proxy
Statement/Prospectus.  See "FINANCIAL STATEMENTS OF CORPORATE" herein.

FINANCIAL CONDITION

         GENERAL. As of June 30, 1995, total assets increased $5.2 million or 7.4% to $75.3 million from $70.1 million at December 31, 1994. Total net loans declined by $1.5 million or 2.9% to $50.3 million as compared to $51.8 million as of December 31, 1994. The decrease can be attributed to a softening in loan demand for new loans and the repayment of existing loans. Securities available for sale declined by $1.5 million or 25% to $4.4 million when compared to the $5.9 million in those securities at year-end 1994. This is the result of maturing investments which were not renewed for liquidity purposes. Corporate sold $13.1 million in federal funds at June 30, 1995 compared to $1.5 million as of December 31, 1994. The increase in deposits noted below plus all maturing time certificates and securities available for sale were reinvested in federal funds sold.

         Total assets of Corporate decreased by 17.7%, or $15.1 million to $70.1 million at December 31, 1994 from $85.2 million at December 31, 1993.
The net decrease was due to changes in loans and federal funds sold. Total net loans decreased by 10.1% or $5.8 million to $51.8 million from $57.6 in 1993, due primarily to loans being paid down and the decreasing demand. Securities declined by $.7 million or 10.3% to $6.0 million when compared to $6.6 million at year-end 1993. This decline is the result of the maturity and sale of securities. Federal funds sold at December 31, 1994 were $1.5 million, a decrease of $9.9 million or 86.8% when compared to $11.4 million in federal funds sold on December 31, 1993. This decrease is directly attributable to the decrease in deposits noted below.

         As of June 30, 1995, total liabilities increased by $5.0 million or 7.9% to $68.1 million when compared to $63.1 million at year-end 1994. This increase can be attributed to the increase in interest- bearing deposits. Time certificates of deposit of $100,000 or more increased by $1.9 million or 62% to $4.9 million at June 30, 1995 as compared to $3.0 million at year-end 1994. Savings, money market and now accounts decreased by $3.2 million or 11.2% to $25.3 million on June 30, 1995 as compared to $28.5 million at December 31, 1994.

         Total liabilities declined $14.5 million or 18.6% to $63.1 million as of December 31, 1994 from $77.6 million at December 31, 1993. This decrease was primarily attributable to a reduction in total deposits. As of December 31, 1994, deposits were reduced by $14.7 million or 19.4% to $61.2 million when compared to $75.9 million at year-end 1993. The largest decline was in non-interest-bearing demand deposits which decreased by $7.0 million or 20.6% to $26.9 million at December 31, 1994 compared to $33.9 million at December 31, 1993.

         Total stockholders' equity at June 30, 1995 increased by 2.6% or $.2 million to $7.2 million when compared to $7.0 million at year-end 1994. The ratio of stockholders' equity to total assets was 9.5% and the ratio of primary capital (total stockholders' equity and the allowance for loan and lease losses) to total assets was 12.2% at June 30, 1995. This increase can be attributed to earnings, $0.08 million and a decrease of $0.11 million in unrealized loss on securities available for sale.

         Total stockholders' equity at December 31, 1994 decreased by $0.6 million or 8.3% to $6.9 million when compared to $7.6 million at year-end 1993. The ratio of stockholders' equity to total assets was 9.9% and the ratio of primary capital to total assets was 12.7% at the end of 1994 as compared to 8.9% and 10.4%, respectively, at December 1993. The decrease from December 31, 1993 to December 31, 1994 can be attributed to operating losses at December 31, 1994, of $.519 million and $.117 million in unrealized losses on securities available for sale.

         The general financial condition of Corporate and the changes in the general condition must be reviewed in the context of an institution that has undergone negative publicity because of the issuance of the First Order effective March 25, 1994 and further, as a result of the First Order, has changed all of senior management in the first half of 1995. While the economy in California, and Orange County in particular, has contributed to the decline in overall bank deposits, the adverse publicity and change in management has also had a contributory effect on the decline in deposits.

         LOANS.   At June 30, 1995, loans had decreased by $1.5 million or 2.9%
to $50.3 million, when compared to $51.8 million at December 31, 1994. This reduction can be attributed to the repayment of existing loans and a softening economy resulting in a decrease in loan demand. Loans decreased by $5.8 million or 10.1% to $51.8 million at December 31, 1994 when compared to $57.6 million at December 31, 1993. At year-end 1994, loans were 73.9% of total assets compared to 67.6% at year-end 1993. The percent of total average loans to total average deposits was 86.5%, 77.1% and 79.7% for periods ending June 30, 1995, December 31, 1994 and December 31, 1993, respectively.

         Real estate loans are those loans secured by real estate for business or consumer purposes. These loans are made on property generally within Corporate's service area. Corporate requires a loan-to-market value ratio of not more than 80% on residential property and not more than 75% on commercial or industrial property. The particular loan-to-market value ratio depends on the use of the property, whether the property is owner occupied and the zoning of the property. At June 30, 1995, real estate loans increased by $0.9 million or 5.6% to $16.9 million when compared to year-end 1994. Real estate loans increased by $4.1 million or 33.0% to $16.0 million at December 31, 1994 as compared to December 31, 1993. Due to declining home values experienced in the Orange County market during the past few years, homeowner's are opting to improve their property rather than sell at a loss. The demand for home equity loans has remained stable as homeowners sought to use their equity as collateral for investments. Corporate does not make real estate loans for speculative purposes.

         Corporate is subject to the fluctuations in the residential and commercial real estate markets. General economic conditions, specifically interest rates and continuing recessionary conditions in Orange County, could have a significant impact on Corporate's real estate portfolio. Corporate has made and will continue its policy on making real estate, home improvement and home equity loans for no longer than five years and construction loans for no more than one year. Loans secured by real estate for commercial and industrial purposes will generally be written for periods up to five years. These loans will ideally be tied to Corporate's prime lending rate.

         Corporate seeks to minimize the effects of changing interest rates on its commercial loan portfolios by keeping maturities short. Emphasis is placed on maintaining a rate sensitive position within Corporate's policy guidelines to minimize risk and a negative impact on Corporate's earnings. A risk in short-term maturities could arise if the economy changes dramatically, thereby causing a large number of maturing loans to have an adverse impact upon Corporate's financial condition. For example, if interest rates were to increase, sources used to pay off such loans, such as refinancing, may not be available or difficult to obtain. To limit the effect of interest rates, Corporate requires a loan-to-value ratio not to generally exceed 75%. The ratio will depend upon the project, its nature, any special costs and the borrower's history.

         Corporate significantly reduced its construction lending activities in 1994 as the real estate market continued its decline. The increase in construction lending in 1995 is the residue of loans approved in prior years. At June 30, 1995, construction loans increased by $376,000 or 14.4% to $2.9 million as compared to year-end 1994. Construction loans decreased by $897,000 or 25.6% to $2.6 million at December 31,1994 from $3.5 million at December 31, 1993.

         Commercial loans are made primarily to professionals and companies with sales from $1 million to $5 million. At June 30, 1995, commercial loans declined by $446,000 or 2.7% to $15.8 million from the $16.2 million at year-end 1994. Loan demand continued to decline as the result of the weak economy. Commercial loans increased by $630,000 or 4.0% to $16.2 million at year-end 1994 as compared to $15.6 million at year-end 1993.

         Corporate believes that this declining or flat loan demand is a result of a generally weak economy and a more conservative approach taken by Corporate in underwriting these types of loans.

         Corporate offers both new and used direct automobile financing. Automobile loan terms vary widely depending on the term and the amount of the loan, the value of the automobile and the creditworthiness of the borrower. Automobile loan terms typically range from three to five years. Loans may be made for up to 80% of the purchase price (including tax and license) and for no more than 100% of the wholesale value for used automobiles. Corporate contracts with a third party to monitor automobile insurance coverage of each vehicle. Corporate does not engage in indirect automobile financing which involves the purchase of loans from automobile dealers and other third party services.

         At June 30, 1995, loans made to individuals for household, family and other consumer expenditures decreased by $1.5 million or 9.9% to $14.0 million from year-end 1994. The decreased loan demand reflects the popularity of home equity lines of credit and the ability of borrowers to deduct interest expenses. Loans to individuals for household, family and other consumer expenditures decreased by $7.3 million or 32.0% to $15.6 million at December 31, 1994 from $22.9 million at December 31, 1993. This decrease is attributable to the overall economic conditions of Orange County.

         In an ordinary course of business, Corporate has granted loans to certain directors and officers of the Bank. In the opinion of management, these loans were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with other customers and did not involve more than the normal risk of collectability or present any other unfavorable features. All loans to insiders are submitted at the Director's Loan Committee Meeting and approved by the Corporate Board. The outstanding balances of such loans in the aggregate was $1.27 million at June 30, 1995 and $1.33 million December 31, 1994, and $1.7 million at December 31, 1993.

         Corporate had letters of credit outstanding aggregating $344,000, $421,000 and $440,000 as of June 30, 1995, December 31, 1994, and December 31,
1993, respectively.

         The following table sets forth the amount of total loans outstanding in each category at the dates indicated (dollars in thousands):


                                                June 30,                                     December 31,
                                           ---------------------     ------------------------------------------------------------
                                             1995         1994         1994         1993         1992         1991         1990
                                           --------     --------     --------     --------     --------     --------     --------
Commercial  . . . . . . . . . . . . . . .  $ 15,832     $ 13,962     $ 16,278     $ 15,648     $ 16,396     $ 17,722     $ 17,774
Real estate - construction  . . . . . . .     2,976        3,625        2,600        3,497        6,212       14,919       12,649
Real estate - other . . . . . . . . . . .    16,937       13,616       16,040       11,873       12,427       14,518       19,789
Installment . . . . . . . . . . . . . . .    14,042       18,694       15,591       22,946       19,298       19,534       17,665
Direct lease financing, net . . . . . . .     2,587        4,195        3,328        5,074        6,556        6,702        7,206
                                           --------     --------     --------     --------     --------     --------     --------
    Total gross loans and leases             52,374       54,092       53,837       59,038       60,889       73,395       75,083
Less:  Unearned fees, discount  . . . . .       (84)        (139)        (131)        (170)        (225)        (289)        (384)
Less:  Allowance for loan & lease losses     (1,991)      (1,155)      (1,912)      (1,222)        (998)      (1,099)      (1,460)
                                           --------     --------     --------     --------     --------     --------     --------
    Loans and leases, net   . . . . . . .  $ 50,299     $ 52,798     $ 51,794     $ 57,646     $ 59,666     $ 72,007     $ 73,239
                                           ========     ========     ========     ========     ========     ========     ========


         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was amended by SFAS No. 118 in October 1994. Under the provisions of these standards, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Creditors are required to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. These standards are effective for fiscal years beginning after December 15, 1994. Corporate adopted these standards on January 1, 1995; they did not have a material impact on the financial statements of Corporate.

         As permitted by these standards, Corporate excludes from their calculations smaller balance, homogenous loans such as consumer installment loans and lines of credit, and direct finance leases. In determining whether a loan is impaired or not, Corporate applies its normal loan review procedures in making that judgment as more fully explained under the next section "-- Allowance for Loan and Lease Losses." Loans for which an insignificant delay, i.e., 45 days past due, or insignificant shortfall in amount of payments is anticipated, but Corporate expects to collect all amounts due, are not considered for impairment. Corporate measures impairment on a loan-by-loan basis using either the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent.

         Accrual of interest on loans and leases is discontinued when management believes, after considering economic and business conditions, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful; whereas, loans are considered impaired when it is probable that Corporate will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. Interest income is subsequently recognized on nonaccrual loans only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer doubtful, in which case the credit is returned to accrual status.

         Corporate's charge-off policy for loans, including impaired loans, is explained at "-- Allowance for Loan and Lease Losses" below. At June 30, 1995, Corporate had $4,439,000 in impaired loans and a related loss allowance of $830,000. Of the $4,439,000 of impaired loans, $148,000 was measured using the present value method and $4,291,000 was measured using the fair value of collateral.

         NONPERFORMING ASSETS. Corporate considers a loan to be a nonperforming asset when any one of the following events occurs: (a) any installment of principal or interest is 90 days past due; (b) the timely collection of interest or principal becomes uncertain; (c) the loan is classified as "doubtful" by bank examiners; or (d) a portion of its principal balance has been charged-off. Corporate's policy is to classify loans which are 90 days past due as nonaccrual loans unless management determines that the loan is adequately collateralized and in the process of collection or other circumstances exist which would justify the treatment of the loan as fully collectible. None of the loans that have been classified by regulatory examiners as "loss," "doubtful," "substandard," or "special mention" have been excluded from the amounts disclosed as nonaccrual, restructured or potential problem loans.

         The following table provides information with respect to the components of Corporate's nonperforming assets at the dates indicated (dollars in thousands):


                                                        SIX MONTHS ENDED
                                                            JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                       ------------------     --------------------------------------------------
                                                        1995       1994       1994       1993       1992       1991       1990
                                                       -------    -------    -------    -------    -------    -------    -------
Nonaccrual loans (1):
   Commercial . . . . . . . . . . . . . . . . . . . .  $   237    $ 1,412    $   400    $   486    $    --    $    40    $    --
   Real estate  . . . . . . . . . . . . . . . . . . .    2,924      3,452      1,843      3,645         --        795         --
   Installment  . . . . . . . . . . . . . . . . . . .       --        157         --         33         --         24         --
   Lease financing receivables  . . . . . . . . . . .       --         --         --         --         --         --         --
                                                       -------    -------    -------    -------    -------    -------    -------
      Total . . . . . . . . . . . . . . . . . . . . .    3,161      5,021      2,243      4,164         --        859         --

Loans 90 days or more past due and still accruing (2):
   Commercial . . . . . . . . . . . . . . . . . . . .       46         62         --         --         43        515         --
   Real Estate  . . . . . . . . . . . . . . . . . . .       --         --         --      1,956         63        713         --
   Installment  . . . . . . . . . . . . . . . . . . .        1         --         --         --         --         --         --
   Lease financing receivables  . . . . . . . . . . .       --         --         --         --         --         19          9
                                                       -------    -------    -------    -------    -------    -------    -------
      Total . . . . . . . . . . . . . . . . . . . . .       47         62         --      1,956        106      1,247          9

Restructured loans:
   Commercial . . . . . . . . . . . . . . . . . . . .       --        225         81         --        244         --         --
   Real Estate  . . . . . . . . . . . . . . . . . . .      886        952        898        988         --         --         --
   Installment  . . . . . . . . . . . . . . . . . . .       --         --         --         --         --         --         --
   Direct lease financing . . . . . . . . . . . . . .       --         --         --         --         --         --         --
                                                       -------    -------    -------    -------    -------    -------    -------
      Total . . . . . . . . . . . . . . . . . . . . .      886      1,177        979        988        244         --         --

Other real estate owned . . . . . . . . . . . . . . .      575        310      1,611      1,514      3,873      2,238         --
                                                       -------    -------    -------    -------    -------    -------    -------

                                                        SIX MONTHS ENDED
                                                            JUNE 30,                      YEARS ENDED DECEMBER 31,
                                                       ------------------     --------------------------------------------------
                                                        1995       1994       1994       1993       1992       1991       1990
                                                       -------    -------    -------    -------    -------    -------    -------
Total nonperforming assets  . . . . . . . . . . . . .  $ 4,669    $ 6,570    $ 4,833    $ 8,622    $ 4,223    $ 4,344    $     9
                                                       =======    =======    =======    =======    =======    =======    =======
Nonperforming assets as a percentage
   of total loans . . . . . . . . . . . . . . . . . .     8.93%     12.18%      9.00%     14.65%      6.96%      5.94%      0.01%
                                                       =======    =======    =======    =======    =======    =======    =======

__________________

(1) During these periods, there was no interest income related to these loans included in net earnings. Interest income of approximately $339,000 and $292,000, respectively, would have been recorded during the periods ended June 30, 1995 and 1994. For the years ended December 31, 1994, 1993 and 1992, interest income of $364,000, $145,000 and $170,000 would have been recorded if these loans had been paid in accordance with their original terms and had been outstanding throughout the applicable period then ended or, if not outstanding throughout the applicable period then ended, since origination.
(2) During the periods ended June 30, 1995 and 1994, approximately $192,000 and $219,000, respectively, of interest income related to these loans was included in net income. During the fiscal year ended December 31, 1994, approximately $77,600 of interest income related to these loans was included in net income.

         The increase in the level of nonperforming assets from December 31, 1992 to December 31, 1993, both in the aggregate and as a percentage of total loans, is attributable to the prolonged recession, including its effect on the real estate industry, in Southern California. The level of nonperforming assets began decreasing in 1994 and into 1995 through a combination of improving borrower condition, loan charge-offs and foreclosure.

         The recessionary economic conditions and declining real estate values in Southern California continue to adversely affect the Corporate's borrowers as evidenced by the level of nonperforming assets. Although the Southern California economy has shown signs of improvement, management cannot predict whether or when general economic conditions in Corporate's market area will improve. Nonperforming assets are monitored on a regular basis by the Special Assets Department. In addition, the Executive Loan Committee, which includes members of senior management, review these assets on a monthly basis as does Corporate's Board of Directors. Further, these assets are reviewed by third-party auditors as well as by the banking regulators during their periodic examinations.

         Corporate is actively managing its other real estate owned ("OREO") while attempting to expeditiously dispose of the properties as evidenced by the decrease in OREO at June 30, 1995 and 1994 as compared to December 31, 1994 and 1993, respectively, noted in the above table.

         During 1994 all of the December 31, 1993 OREO of $1.5 million was sold and $1.8 million was added, of which $0.2 million was sold during 1994. Of the balance at December 31, 1994 of $1.6 million, $1.0 million was sold, leaving a balance of $0.6 million at June 30, 1995.

         ALLOWANCE FOR LOAN AND LEASE LOSSES. Corporate has restructured credit administration and developed and adopted new or revised policies, procedures and systems that are designed to improve credit origination and documentation, real estate appraisals, review and classification processes, and to enhance asset/liability management. Corporate has strengthened its Special Assets Department, charged with the disposition and resolution of nonperforming and classified assets. These changes are designed to enhance the collection process and accelerate the resolution of problem loans. Management has also implemented stricter loan renewal policies calling for increased borrower equity, lower loan to value, etc.

and more effective and efficient loan monitoring and evaluation, resulting in expeditious risk rating and loan classification.

         Corporate's program is based on a risk rating system. The risk rating system has five classifications: Pass, Special Mention, Substandard, Doubtful and Loss. Pass loans are considered quality credits with no defined weaknesses. Special Mention loans are generally quality credits, but warrant some monitoring based on facts and circumstances. Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that Corporate will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. A loan classified as "Loss" is considered uncollectible and of such little value that the continuance as an asset of the institution is not warranted.

         Generally, the loan officers are responsible for all loans classified as Pass, while the Special Assets Department is responsible for all nonperforming assets and the classified loans. All loans classified as "Pass" are reviewed and evaluated at least quarterly; whereas, all assets classified as "Special Mention" or worse are reviewed and evaluated at least monthly. Additionally, the Executive Loan Committee reviews all new loans and all loan renewals. Responsibility for evaluating and assigning and/or changing risk ratings resides with the loan officers; however, all ratings, particularly rating changes, are reviewed by members of loan and special assets management and the President. This system is intended to permit management to detect potential problem loans on a timely basis, so that they may work with customers to minimize or avoid loss to Corporate and provide sufficient loan loss allowance to absorb losses when they occur.

         Corporate's policy as it relates to recognizing losses and charging bad debts to the allowance is determined by the secured position of the related loan. Unsecured loans are generally charged to the allowance for possible loan losses when they become 90 days or more past due and management believes that it is probable that the loan will not be collected. Secured loans are evaluated by analyzing the customers' ability to pay and the underlying current collateral values. Secured loans are intentionally classified as doubtful or loss and charged-off when management concludes that the value of the underlying collateral is impaired and that the borrower is unable to repay the loan.

         The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed monthly in connection with aforementioned risk rating system and as adjustments become necessary, they are reported against earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. Corporate's current provision for loan losses reflects monthly evaluation by management of the known risks in the portfolio and risks inherent in the present general economic outlook. These results reflect management's continuing concerted efforts at reducing potential losses and monitoring and controlling problem loans. In light of the present economic conditions and ongoing risks in Corporate's market area, management has implemented stricter underwriting and renewal policies calling for increased borrower equity and lower loan to value ratios to ensure continued quality of its loan portfolio. Accordingly, management believes that the current level of the allowance is adequate.

         The allowance for loan and lease losses is based upon management's estimates and ultimate losses may differ from current estimates. As of December 31, 1994, Corporate had allocated $695,000 to potential problem loans that totaled approximately $4.0 million. The balance in the allowance of $1.2 million was allocated to a general loan reserve. The increase during the fourth quarter of 1994 was the result of the recognition of deterioration in several credits. The continuing evaluation of the loan and lease portfolio and assessment of current economic conditions will dictate future funding levels. Management believes that the allowance for loan lease losses was adequate at June 30, 1995. As of June 30, 1995, Corporate had allocated approximately $1.2 million to potential problem loans that totaled approximately $5.4 million.
The balance of the allowance of $800,000 is allocated to a general reserve.
The difference in specific allocations from December 31, 1994 to June 30, 1995 is primarily attributed to several loans aggregating approximately $1.9 million including two loans aggregating approximately $1.0 million which deteriorated to substandard status during the second quarter of 1995.

         Consumer loans generally involve more risk as to collectability than other types of loans because of the type and nature of the collateral and in many cases the lack of collateral. The risk in each consumer loan increases as the inability of the borrower to make timely payments increases. These payments are dependent upon the borrower's continuing financial stability, and these are more likely to be adversely affected by job loss, divorce, bankruptcy or by adverse economic conditions.

         Commercial lending entails significant additional risks as compared to consumer lending. Commercial loans typically involve larger loan balances concentrated with single borrowers or groups of borrowers. In Orange County, the risk of having a large concentration of loans in a particular industry has been diffused because of the wide diversity of industry and business. There are professional corporations, financial institutions, medical groups, attorneys and accountants, real estate developers and construction firms as well as industrial businesses within the Bank's delineated service area. As a result, the Bank has been able to avoid significant concentration in any one industry or group. The payment experience on commercial loans is typically dependent on adequate cash flow and thus to a greater extent may be subject to adverse conditions in the economy generally or adverse conditions in a specific industry.

         Management has a reporting system that monitors past due loans and has adopted policies to pursue creditor's rights in order to preserve Corporate's position. In addition, Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews the existence of collateral and its value. As indicated by the table below, commercial loans have been the largest category of loans charged-off in the past five years. As evidenced by the table below, loan charge-offs, net of recoveries, for all categories of loans for the past three years have been $444,000, $641,000, and $246,000 in 1994, 1993, and 1992, respectively. For the six months ended June 30, 1995, Corporate charge-offs exceed recoveries by $99,000. For the same period in 1994 charge-offs were $89,000 and there were no recoveries.

         Management believes that the allowance for loan and lease losses was adequate at June 30, 1995, but will make additional adjustments as it may determine through the continuing evaluation of the loan portfolio and assessment of current economic conditions. Management's current provisions for loan and lease loss reserve anticipates gross charge-offs for the fiscal year ending December 31, 1995 as follows:

                 Commercial and industrial loans  . . . . . $379,000
                 Real estate  . . . . . . . . . . . . . . .   35,000
                 Installment  . . . . . . . . . . . . . . .   36,000
                 Direct lease financing   . . . . . . . . .        0


         The foregoing is an estimate only and ultimate charge-offs may vary from this current estimate.

         The following table summarizes, for the periods indicated, loan balances at the end of each period and daily averages during the period; changes in the allowance for loan and lease losses arising from loans charged-off, recoveries on loans previously charged-off, and additions to the allowance which have been charged to operating expense; and certain ratios to the allowance for loan and lease losses (dollars in thousands):

                                               SIX MONTHS
                                                  ENDED
                                                 JUNE 30,                 YEARS ENDED DECEMBER 31
                                             ----------------  -------------------------------------------
                                              1995     1994     1994     1993     1992     1991     1990
                                             -------  -------  -------  -------  -------  -------  -------
BALANCES:
   Average loans during period  . . . . . .  $53,673  $57,410  $54,559  $62,132  $65,876  $73,903  $74,397
   Loans at end of period . . . . . . . . .   52,290   53,953   53,706   58,868   60,664   73,106   74,699
                                             -------  -------  -------  -------  -------  -------  -------
ALLOWANCE FOR LOAN AND LEASE LOSSES:
Balance at beginning of period  . . . . . .    1,912    1,222    1,222      998    1,099    1,460    1,185

Charge-offs:
   Commercial . . . . . . . . . . . . . . .       75       26      375      217      138      100       65
   Real estate  . . . . . . . . . . . . . .       --       --       19      289       --       --       --
   Installment  . . . . . . . . . . . . . .        5       25       31       70      112        4       18
   All other (including overdrafts) . . . .       21       38       59       65        7       25       15
                                             -------  -------  -------  -------  -------  -------  -------
      Total . . . . . . . . . . . . . . . .      101       89      484      641      257      129       98

Recoveries on loans and leases previously
charged-off:
   Commercial . . . . . . . . . . . . . . .        2       --       21       --       --       18       12
   Real estate  . . . . . . . . . . . . . .       --       --       19       --       --       --       --
   Installment  . . . . . . . . . . . . . .       --       --       --       --       11       --       --
   All other (including overdrafts) . . . .       --       --       --       --       --       --       --
                                             -------  -------  -------  -------  -------  -------  -------
      Total . . . . . . . . . . . . . . . .        2       --       40       --       11       18       12

Net loan charge-offs  . . . . . . . . . . .       99       89      444      641      246      111       86
Provision charged to operating expense . .       178       22    1,134      865      145     (250)     361
                                             -------  -------  -------  -------  -------  -------  -------
Balance at end of period  . . . . . . . . .  $ 1,991  $ 1,155  $ 1,912  $ 1,222  $   998  $ 1,099  $ 1,460
                                             =======  =======  =======  =======  =======  =======  =======

                                                SIX MONTHS
                                                  ENDED
                                                 JUNE 30,                 YEARS ENDED DECEMBER 31
                                             ----------------  -------------------------------------------
                                              1995     1994     1994     1993     1992     1991     1990
                                             -------  -------  -------  -------  -------  -------  -------
RATIOS:
Net loan charge-offs to average loans . . .     0.18%    0.16%    0.81%    1.03%    0.37%    0.15%    0.12%
Allowance for loan & lease losses to loans
   at end of period . . . . . . . . . . . .     3.81     2.14     3.56     2.08     1.65     1.50     1.95
Net loan charge-offs to allowance for loan
   & lease losses . . . . . . . . . . . . .     4.97     7.71    23.22    52.45    24.65    10.10     5.89
Net loan charge-offs to provision charged
   to operating expense . . . . . . . . . .    55.62   404.54    39.15    74.10   169.66   (44.40)   23.82
Allowance for loan and lease losses to
   nonperforming assets . . . . . . . . . .    42.64    17.58    39.55    14.17    23.63    25.30  1622.22

         The following table provides information with respect to Corporate's classified loans at the dates indicated (dollars in thousands):

                                                                           DECEMBER 31,
                                                               -----------------------------------
                                            JUNE 30, 1995        1994         1993         1992
                                            -------------      --------     ---------    ---------
                  Special mention .           $   2,708        $  2,677     $   2,339    $   2,749
                  Substandard . . .               6,788           4,915         7,928        2,617
                  Doubtful  . . . .                 438             318             0            0
                  Loss  . . . . . .                 161               0           151           27
                                              ---------        --------     ---------    ---------
                  Total . . . . . .           $  10,095        $  7,910     $  10,418    $   5,393
                                              =========        ========     =========    =========


         The increases in the allowance for possible loan and lease losses, provisions for loan and lease losses and charge-offs during 1994, 1993 and 1992 correlate with the recessionary economic conditions and declining real estate market in Southern California. These increases reflect management's response to the risk of loss associated with the increases in delinquencies, classified and nonperforming loans that have resulted from the troubled economic conditions and real estate market confronting Corporate's borrowers.
Management considers nonperforming, classified and delinquent loans when evaluating the allowance for possible loan and lease losses. Classified loans at June 30, 1995 increased from December 31, 1994 primarily because several loans aggregating approximately $1.9 million, including two loans aggregating approximately $1.0 million, deteriorated to substandard status in the second quarter of 1995, reflecting the continuing recessionary economic conditions and deterioration in the real estate market in Southern California. Classified loans at December 31, 1994 decreased from December 31, 1993 due primarily to $2.2 million of the substandard loans at December 31, 1993 going into other real estate owned in 1994, $400,000 of such classified loans getting charged off in 1994, $1.3 million of such classified loans paid off in 1994 and $400,000 of these loans were upgraded to a "pass" classification.
Approximately $1.8 million of additional loans were classified in 1994. Classified loans at December 31, 1993 increased significantly from December 31, 1992 due to the recessionary economic conditions and acute deterioration in the real estate market in Southern California during 1993.

         These factors have resulted in an increase in the allowance for possible loan and lease losses of approximately $79,000 from $1,912,000 at December 31, 1994 to $1,991,000 at June 30, 1995 and an increase of $690,000 from $1,222,000 at December 31, 1993 to $1,912,000 at December 31, 1994.

         Management utilizes its best judgment in providing for possible loan and lease losses and establishing the allowance for possible loan and lease losses. However, the allowance is an estimate which is inherently uncertain and depends on the outcome of future events. Southern California has experienced and is expected to continue to experience, adverse conditions and a declining real estate market. These conditions have adversely affected certain borrowers' ability to repay loans. A continuation of these conditions or a further decline in the local economy could result in further deterioration in the quality of the loan portfolio and the levels of nonperforming loans and charge-offs, which would require increased provisions for loan losses and would adversely effect the financial condition and results of operations of Corporate.

         The following is an allocation of the allowance for possible loan and lease losses as to amount and percent of loan per category for the dates indicated. Corporate has no foreign loans. Installment loans include various types of revolving credit.

                                                                                  AT DECEMBER 31,
                                                         ------------------------------------------------------------
                                   JUNE 30, 1995                        1994                           1993
------------------------  -----------------------------  -----------------------------  -----------------------------
                                        PERCENTAGE OF                  PERCENTAGE OF                  PERCENTAGE OF
                                        LOANS IN EACH                  LOANS IN EACH                  LOANS IN EACH
BALANCE AT END OF PERIOD                 CATEGORY TO                    CATEGORY TO                    CATEGORY TO
     APPLICABLE TO:         AMOUNT       TOTAL LOANS       AMOUNT       TOTAL LOANS       AMOUNT       TOTAL LOANS
------------------------  ----------  -----------------  ----------  -----------------  ----------  -----------------
Commercial . . . . . . .   $    234          11.75%       $    263          13.76%       $    198          16.20%
Real Estate-Construction        466          23.41             240          12.55             212          17.35
Real Estate-Conventional        533          26.77             183           9.57             165          13.50
Installment  . . . . . .         16           0.80               9           0.47              15           1.23
Unallocated  . . . . . .        742          37.27           1,217          63.65             632          51.72
                           --------         ------        --------         ------        --------         ------
                           $  1,991         100.00%       $  1,912         100.00%       $  1,222         100.00%
                           ========         ======        ========         ======        ========         ======


         The allowance for possible loan losses should not be interpreted as an indication that charge-offs will occur in these amounts or proportions, or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories, since even on the above basis there is an unallocated portion of the allowance and the total reserve is a general reserve applicable to the entire portfolio.

         INVESTMENT PORTFOLIO. Corporate's investment portfolio is used primarily for investment income and secondarily for liquidity purposes. All securities for the investment portfolio are investment grade quality and will include, but not be limited to, U.S. Treasuries, obligations of U.S. government agencies, obligations of state and political subdivisions and collateralized mortgage obligations.

         The table below summarizes the amortized cost and approximate market values of Corporate's securities as of the dates indicated. As of January 1, 1994 Corporate adopted Statement of Financial Accounting Standards (SFAS) No. 115 and classified all the investment securities as securities available for sale (dollars in thousands).

                                                  JUNE 30,
                                ---------------------------------------------
                                         1995                    1994
                                ---------------------   ---------------------
                                AMORTIZED     FAIR      AMORTIZED     FAIR
                                  COST        VALUE       COST        VALUE
                                ---------   ---------   ---------   ---------
SECURITIES AVAILABLE FOR SALE:
   U.S. Treasury notes  . . .    $ 1,499     $ 1,495     $ 2,503     $ 2,469
   U.S. Government Mortgage-
      Backed Securities . . .      1,953       1,952       2,527       2,446
   FHLB Step Bonds  . . . . .        999         984         999         965
                                 -------     -------     -------     -------
Total securities available
for sale  . . . . . . . . . .      4,451       4,431       6,029       5,880

INVESTMENT SECURITIES:
   U.S. Treasury notes  . . .         --         --           --          --
   U.S. Government Mortgage-
      Backed Securities . . .         --         --           --          --
   FHLB Step Bonds  . . . . .         --         --           --          --
                                 -------     -------     -------     -------
Total investment securities .         --         --           --          --
Total available for sale and
   investment securities  . .    $ 4,451    $ 4,431      $ 6,029     $ 5,880
                                 =======     =======     =======     =======

                                                            DECEMBER 31,
                               --------------------------------------------------------------------
                                       1994                    1993                   1992
                               --------------------   ---------------------   ---------------------
                               AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED     FAIR
                                 COST        VALUE       COST        VALUE       COST        VALUE
                               --------    ---------   ---------   ---------   ---------   ---------
SECURITIES AVAILABLE FOR SALE:
   U.S. Treasury notes  . . .  $ 2,496     $ 2,467     $    --     $    --     $    --     $    --
   U.S. Government Mortgage-
      Backed Securities . . .    2,667       2,553          --          --          --          --
   FHLB Step Bonds  . . . . .      999         931          --          --          --          --
                               -------     -------     -------     -------     -------     -------
Total securities available
for sale  . . . . . . . . . .    6,162       5,951          --     $    --          --          --

INVESTMENT SECURITIES:
   U.S. Treasury notes  . . .       --          --       2,506       2,501       1,014       1,003
   U.S. Government Mortgage-
      Backed Securities . . .       --          --       3,130     $ 3,114         837         860
   FHLB Step Bonds  . . . . .       --          --       1,000     $   998          --          --
                               -------     -------     -------     -------     -------     -------
Total investment securities .       --          --       6,636       6,613       1,851       1,863
Total available for sale and
   investment securities  . .  $ 6,162     $ 5,951     $ 6,636     $ 6,613     $ 1,851     $ 1,863
                               =======     =======     =======     =======     =======     =======


         The decline from December 31, 1994 to June 30, 1995 is attributable to securities maturing and being reinvested in federal funds sold for liquidity purposes rather than being reinvested in securities.

         The following table summarizes the maturities of Corporate's available for sale portfolio and their weighted average yields at June 30, 1995 (dollars in thousands):


                                                          JUNE 30, 1995
                                ----------------------------------------------------------------
                                                         AFTER ONE BUT         AFTER FIVE BUT
                                       WITHIN             WITHIN FIVE            WITHIN TEN
                                      ONE YEAR               YEARS                  YEARS
                                -------------------   -------------------   --------------------
                                 AMOUNT      YIELD     AMOUNT      YIELD     AMOUNT      YIELD
                                ---------   -------   ---------   -------   ---------   --------
SECURITIES AVAILABLE FOR SALE:
   U.S. Treasury notes  . . .    $ 1,499     4.30%     $    --       --%          --      3.9%
   U.S. Government Mortgage-
      Backed Securities . . .         --       --        1,966     3.90           --       --
   FHLB Step Bonds  . . . . .         --       --          811     4.10           --       --
                                 -------     ----      -------     ----      -------      ---
Total investment securities .    $ 1,499     4.30%     $ 2,777     3.96%     $    --       --%
                                 =======     ====      =======     ====      =======      ===









                                              JUNE 30, 1995
                               -----------------------------------------
                                     AFTER TEN
                                       YEARS                TOTAL
                               -------------------   -------------------
                                AMOUNT      YIELD     AMOUNT      YIELD
                               ---------   -------   ---------   -------
SECURITIES AVAILABLE FOR SALE:
   U.S. Treasury notes  . . .   $    --       --%     $  1,499    4.30%
   U.S. Government Mortgage-
      Backed Securities . . .       175     8.00         2,141    8.00
   FHLB Step Bonds  . . . . .        --       --           811    3.96
                                -------     ----      --------    ----
Total investment securities .   $   175     8.00%     $  4,451    6.02%
                                =======     ====      ========    ====

         DEPOSITS. Deposits increased by $5.0 million or 8.3% from December 31, 1994 when compared to June 30, 1995. The primary reason for this increase was a deliberate move by Corporate's management to alleviate possible liquidity problems as a result of a complete change in senior management and the adverse publicity of the First Order. Corporate joined the National CD Network and raised $4.2 million in certificates of deposit under $100,000 and $.6 million in certificates of deposit over $100,000, during the month of April 1995. All the certificates were issued for one year with rates ranging from 6.65% to 6.75%. The one year treasury during the same time period ranged in yield from 6.12% to 6.27%. The purchasers of the certificates were out of state financial institutions. In addition non-interest-bearing demand deposits increased $1.9 million or 7% at June 30, 1995 up from December 31, 1994. Savings, money market and now account decreased $3.2 million or 11.3% during the same time period. This runoff is attributable partially to the change in management and the First Order and partially to the economic condition in Orange County.

         Deposits at December 31, 1994 were down $14.7 million or 19.4% from December 31, 1993. All categories of deposits declined from year to year. Non-interest-bearing demand deposits decreased $7.0 million or 20.6% from December 31, 1993. This decline was due in part to the overall economic condition of Orange County and part to the adverse publicity Corporate received in connection with the First Order.

         Noninterest-bearing deposits as a percent of total deposits were 43.57%, 44.04% and 44.70% at June 30, 1995, December 31, 1994 and December 31,
1993, respectively. The average rates paid for deposits at June 30, 1995, December 31, 1994 and December 31, 1993 were 1.95%, 1.66% and 1.91%, respectively.

The following table summarizes the distribution of average deposits and the average rates paid for the periods indicated (dollars in thousands):

                                                   JUNE 30,                                      DECEMBER 31,
                                   ---------------------------------------   --------------------------------------------------
                                          1995                 1994                 1994                 1993            1992
                                   ------------------   ------------------   ------------------   ------------------   --------
                                   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE
                                   BALANCE     RATE     BALANCE     RATE     BALANCE     RATE     BALANCE     RATE     BALANCE
                                   --------   -------   --------   -------   --------   -------   --------   -------   --------
Noninterest-bearing
   demand deposits  . . . . . . .  $ 28,384             $ 30,913             $ 30,382             $ 30,866             $ 26,896
Savings deposits  . . . . . . . .     5,969     2.75%      8,603     2.70%      8,119     2.71%      7,915     3.04%      6,857
Money market accounts . . . . . .     8,850     3.48%      9,083     2.95%      9,682     2.98%     10,461     3.15%     10.250
NOW accounts  . . . . . . . . . .     9,942     2.96%     13,559     2.70%     13,201     2.75%     15,257     2.97%     13,938
Time certificates under $100,000      4,646     4.74%      2,951     3.32%      2,769     2.94%      4,359     3.62%     10,688
Time certificates over $100,000       4,260     5.21%      7,228     3.18%      6,569     3.32%      9,125     3.35%     15,426
                                   --------     ----    --------     ----    --------     ----    --------     ----    --------
   Total deposits . . . . . . . .  $ 62,051     1.95%   $ 72,337     1.65%   $ 70,722     1.66%   $ 77,983     1.91%   $ 84,055
                                   ========             ========             ========             ========             ========


         The scheduled maturity of Corporate's time deposits in denominations of $100,000 or greater as of June 30, 1995 were as follows (dollars in thousands):

                 DEPOSITS MATURING IN                                            JUNE 30, 1995
                 --------------------                                            -------------
                 Three months or less  . . . . . . . . . . . . . . . . . . . .      $  603
                 Over three months through six months  . . . . . . . . . . . .         837
                 Over six months through twelve months . . . . . . . . . . . .        3,54
                 Over twelve months  . . . . . . . . . . . . . . . . . . . . .           0
                                                                                    ------
                                  Total  . . . . . . . . . . . . . . . . . . .      $4,985
                                                                                    ======


RESULTS OF OPERATIONS

         NET EARNINGS. Net earnings for the six months ended June 30, 1995 decreased by $5,000 or 5.95% when compared to the same period in 1994. Net earnings for the year ended December 31, 1994 decreased by $667,000 or 450.6% over the net earnings for 1993 and the 1993 net earnings decreased by $659,000 or 81.6% over the results for 1992. Earnings per share were $(1.04), $.30, and $1.61 for the years 1994, 1993, and 1992, respectively. Shareholder return on beginning capital was (6.8)% in 1994, 1.98% in 1993, and 12.09% in 1992.

         NET INTEREST. Net interest income, which constitutes the principal source of income for Corporate, is the amount by which interest earned on assets exceeds the interest paid on deposits and other borrowed funds. Changes in net interest income from period to period result from increases or decreases in the average balances (volume) of interest-earning assets and interest-bearing liabilities, increases or decreases in the average rates earned and paid on such assets and liabilities, Corporate's ability to manage its earning asset portfolio and the availability of particular sources of funds.

         During the first six months of 1995, net interest income decreased by $126,000 or 5.0% when compared to the same period in 1994. Even though the six months ended June 30, 1995 was in a higher interest rate environment, average earning assets were yielding 9.37% or 82 basis points over the same period in 1994, average earning assets decreased $8.7 million resulting in interest income decreasing $107,000. The interest expense was $19,000 or 2.9% higher in 1995 as a result of higher interest rates being paid on deposits.

         For the years ended December 31, 1994, 1993 and 1992 net interest income was $4.9 million, $5.7 million and $6.1 million, respectively. This decreasing trend is primarily due to the decreased average earning assets at December 31, 1994, 1993 and 1992 of $72.4, $77.5 and $82.6, respectively.

         The following table shows Corporate's average balances of assets, liabilities and stockholders' equity; the amount of interest income or interest expense; and the average yield or rate for each category of interest-earning assets and interest-bearing liabilities, the net interest spread and net interest yield for the periods indicated (dollars in thousands):

                                                                   SIX MONTHS ENDED JUNE 30,
                                          -----------------------------------------------------------------------------
                                                        1995                                     1994
                                          -------------------------------------     ----------------------------------
                                                          INTEREST     AVERAGE                  INTEREST     AVERAGE
                                            AVERAGE       INCOME/      YIELD/        AVERAGE     INCOME/      YIELD/
                                            BALANCE       EXPENSE       RATE         BALANCE     EXPENSE       RATE
                                          ------------   ----------   ---------     ---------   ---------   ----------
ASSETS
Earning Assets:
   Net Loans(1)(2):
      Commercial . . . . . . . . . . .    $     16,239   $      828       10.20%    $  14,901   $     724        9.72%
      Installment  . . . . . . . . . .          14,542          837       11.51%       21,365       1,203       11.26%
      Real Estate  . . . . . . . . . .          16,459          760        9.24%       11,765         463        7.87%
      Construction . . . . . . . . . .           3,446          159        9.23%        4,753         187        7.87%
      Direct lease financing, net  . .           2,986          171       11.45%        4,627         275       11.89%
      Securities available for sale  .           5,038          108        4.29%        6,342         125        3.94%
      Time certificates of deposit . .             925           23        4.97%        2,500          47        3.76%
      Federal funds sold . . . . . . .           5,448          164        6.02%        7,557         133        3.52%
                                          ------------   ----------                 ---------   ---------
   Total earning assets  . . . . . . .          65,083        3,050        9.37%       73,810       3,157        8.55%

Noninterest-earning assets:
   Cash and due from banks   . . . . .           5,132                                  6,122
   Accrued interest receivable . . . .             342                                    389
   Other real estate owned . . . . . .           1,186                                  1,377
   Bank premises and equipment, net                647                                    827
   Other assets  . . . . . . . . . . .             593                                    233
                                          ------------                              ---------
      Total noninterest-earning assets           7,900                                  8,948
                                          ------------                              ---------
Less allowance for credit losses   . .          (1,640)                                (1,092)
                                          ------------                              ---------
      Total assets . . . . . . . . . .    $     71,343                              $  81,666
                                          ============                              =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits  . . . . . . . . .    $      5,969   $       82        2.75%    $   8,603   $     116         2.7%
   Money market accounts   . . . . . .           8,851          154        3.48%        9,083         134         2.9%
   NOW accounts  . . . . . . . . . . .           9,942          147        2.96%       13,559         183         2.7%
   Time certificates under $100,000              4,646          110        4.74%        2,951          49         3.3%
   Time certificates of $100,000
      and over . . . . . . . . . . . .           4,260          111        5.21%        7,228         115         3.1%
   Subordinated capital notes and
      other  . . . . . . . . . . . . .           1,273           54        8.48%        1,102          42         7.6%
                                          ------------   ----------                 ---------   ---------
Total interest-bearing liabilities . .          34,941          658        3.77%       42,526         639        3.01%
                                          ------------   ----------                 ---------   ---------

Noninterest-bearing liabilities:
   Demand deposits   . . . . . . . . .          28,384                                 30,913
   Accrued interest payable  . . . . .             107                                     85
   Other liabilities   . . . . . . . .             601                                    283
      Total noninterest-bearing
         liabilities . . . . . . . . .          29,092                                 31,281
                                          ------------                              ---------
Stockholders' Equity . . . . . . . . .           7,310                                  7,859
      Total liabilities and
         stockholders' equity  . . . .    $     71,343                              $  81,666
                                          ============                              =========
Net interest income . . . . . . . .                      $    2,392                             $   2,518
                                                         ==========                             =========
Net interest spread . . . . . . . .                                        5.61%                                 5.55%
                                                                          =====                                 =====
Net interest yield  . . . . . . . .                                        7.35%                                 6.82%
                                                                          =====                                 =====

__________________

(1) Loan fees have been included in the calculation of interest income. Loan fees were approximately $73,000, and $68,000 for the six months ended June 30, 1995 and 1994, respectively.

(2) Net of unamortized deferred fees and discounts. Nonaccrual loans have been included for the purposes of this table.

    The following table shows Corporate's average balances of assets, liabilities and stockholders' equity, the amount of interest income or interest expense, the average yield or rate for each category of interest-earning assets and interest-bearing liabilities, and the net interest spread and net interest yield for the periods indicated (dollars in thousands):


                                                                    YEARS ENDED DECEMBER 31,
                                              --------------------------------------------------------------------
                                                           1994                                 1993
                                              -------------------------------       ------------------------------
                                                           INTEREST    AVERAGE               INTEREST     AVERAGE
                                               AVERAGE     INCOME/     YIELD/      AVERAGE    INCOME/     YIELD/
                                               BALANCE     EXPENSE      RATE       BALANCE    EXPENSE      RATE
                                             ----------   --------    -------     --------   --------     --------
ASSETS
Earning assets:
   Net Loans(1)(2):
     Commercial . . . . . . . . . . . . .      $14,356       $1,460     10.17%     $15,463    $1,645       10.64%
     Installment  . . . . . . . . . . .         19,305        2,157     11.17%      24,097     2,820       11.70%
     Real estate  . . . . . . . . . . .         12,722        1,080      8.49%       9,821       937        9.54%
     Construction . . . . . . . . . . . .        3,902          331      8.48%       6,650       635        9.55%
     Direct lease financing, net  . . . .        4,273          496     11.61%       6,100       766       12.56%
   Securities available for sale  . . . .        6,251          337      5.39%          --        --          --


   Investment securities  . . . . . . . .           --           --        --        3,191       229        7.18%
   Time certificates of deposit . . . . .        2,475           99      4.00%       3,238        90        2.78%
   Federal funds sold . . . . . . . . . .        9,078          370      4.08%       8,962       261        2.91%
                                               -------       ------                -------    ------
     Total earning assets . . . . . . . .       72,362        6,330      8.75%      77,522     7,383        9.52%

Noninterest-earning assets:
   Cash and due from banks  . . . . . . .        5,841                               7,327
   Accrued interest receivable  . . . . .          359                                 423
   Other real estate owned  . . . . . . .        1,422                               2,366
   Bank premises and equipment
       net  . . . . . . . . . . . . . . .          783                                 989
   Other assets . . . . . . . . . . . . .          227                                 316
                                               -------                             -------
   Total noninterest-earning assets . . .        8,632                              11,421
                                               -------                             -------
Less allowance for credit losses  . . . .       (1,085)                             (1,012)
                                               -------                             -------
      Total assets  . . . . . . . . . . .      $79,909                             $87,931
                                               =======                             =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits . . . . . . . . . . .      $ 8,119       $  220      2.71%     $ 7,915    $  241        3.04%
   Money market accounts  . . . . . . . .        9,682          289      2.98%      10,461       329        3.15%
   NOW accounts . . . . . . . . . . . . .       13,201          363      2.75%      15,257       453        2.97%
   Time certificates under
      $100,000  . . . . . . . . . . . . .        2,769           81      2.93%       4,359       158        3.62%
   Time certificates of $100,000
      and over  . . . . . . . . . . . . .        6,569          218      3.32%       9,125       306        3.35%
   Subordinated capital notes
      and other . . . . . . . . . . . . .        1,080          165     15.28%       1,000       133       13.30%
                                               -------       ------                -------    ------
     Total interest-bearing
       liabilities  . . . . . . . . . . .       41,420        1,336      3.23%      48,117     1,620        3.37%
                                                             ------                           ------
Noninterest-bearing liabilities:
   Demand deposits  . . . . . . . . . . .       30,382                              30,866
   Accrued interest payable . . . . . . .           82                                 106
   Other liabilities  . . . . . . . . . .          220                               1,088
                                               -------                             -------
      Total noninterest-bearing
         liabilities  . . . . . . . . . .       30,684                              32,060
Stockholders' Equity  . . . . . . . . . .        7,805                               7,754
                                               -------                             -------
      Total liabilities and
         stockholders' equity . . . . . .      $79,909                             $87,931
                                               =======                             =======
Net interest income . . . . . . . . . . .                    $4,994                           $5,763
                                                             ======                           ======
Net interest spread . . . . . . . . . . .                                5.52%                              6.16%
                                                                         ====                               ====
Net interest yield  . . . . . . . . . . .                                6.90%                              7.43%
                                                                         ====                               ====





























                                              YEAR ENDED DECEMBER 31,
                                        ----------------------------------
                                                      1992
                                        ----------------------------------
                                                    INTEREST      AVERAGE
                                          AVERAGE    INCOME/      YIELD/
                                          BALANCE    EXPENSE       RATE
                                        ---------   --------     --------
ASSETS
Earning assets:
   Net Loans(1)(2):
     Commercial . . . . . . . . . . . .   $17,411     $1,949       11.19%
     Installment  . . . . . . . . . . .    22,446      2,778       12.38%
     Real estate  . . . . . . . . . . .     9,170      1,047       11.42%
     Construction . . . . . . . . . . .    10,203      1,165       11.42%
     Direct lease financing, net  . . .     6,646        850       12.79%
   Securities available for sale  . . .        --         --          --


   Investment securities  . . . . . . .       972         92        9.47%
   Time certificates of deposit . . . .     3,195        144        4.51%
   Federal funds sold . . . . . . . . .    12,534        422        3.37%
                                          -------     ------
     Total earning assets . . . . . . .    82,577      8,447       10.23%

Noninterest-earning assets:
   Cash and due from banks  . . . . . .     8,176
   Accrued interest receivable  . . . .       555
   Other real estate owned  . . . . . .     1,986
   Bank premises and equipment
       net  . . . . . . . . . . . . . .     1,114
   Other assets . . . . . . . . . . . .       369
                                          -------
   Total noninterest-earning assets . .    12,200
                                          -------
Less allowance for credit losses  . . .    (1,075)
                                          -------
      Total assets  . . . . . . . . . .   $93,702
                                          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
   Savings deposits . . . . . . . . . .   $ 6,857     $  255        3.72%
   Money market accounts  . . . . . . .    10,251        324        3.16%
   NOW accounts . . . . . . . . . . . .    13,938        465        3.34%
   Time certificates under
      $100,000  . . . . . . . . . . . .    10,688        488        4.57%
   Time certificates of $100,000
      and over  . . . . . . . . . . . .    15,426        670        4.34%
   Subordinated capital notes
      and other . . . . . . . . . . . .       744         74        9.95%
                                          -------     ------
     Total interest-bearing
       liabilities  . . . . . . . . . .    57,904      2,276        3.93%
                                                      ------
Noninterest-bearing liabilities:
   Demand deposits  . . . . . . . . . .    26,896
   Accrued interest payable . . . . . .       154
   Other liabilities  . . . . . . . . .     1,714
                                          -------
      Total noninterest-bearing
         liabilities  . . . . . . . . .    28,764
Stockholders' Equity  . . . . . . . . .     7,034
                                          -------
      Total liabilities and
         stockholders' equity . . . . .    93,702
                                          =======
Net interest income . . . . . . . . . .               $6,171
                                                      ======
Net interest spread . . . . . . . . . .                             6.30%
                                                                    ====
Net interest yield  . . . . . . . . . .                             7.47%
                                                                    ====


___________________

(1) Loan fees have been included in the calculation of interest income. Loan fees were approximately $137,000, $235,000 and $391,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

(2) Net of unamortized deferred fees and discounts. Nonaccrual loans have been included for the purposes of this table.

   The following table sets forth the dollar amount of changes in interest earned and paid for each major category of interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average balances (volume) or changes in average interest rates. The variances attributable to both balance and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.



                                                          SIX MONTHS ENDED                        YEAR ENDED
                                                             JUNE 30,                             DECEMBER 31,
                                                          1995 VS. 1994                          1994 VS. 1993
                                                   --------------------------------     ---------------------------------
                                                         INCREASE (DECREASE)                  INCREASE (DECREASE)
                                                          DUE TO CHANGES IN                    DUE TO CHANGES IN
                                                    --------------------------------     ---------------------------------
                                                    VOLUME       RATE        TOTAL       VOLUME        RATE        TOTAL
                                                   --------    --------     -------     --------     --------     --------
Earning assets - Interest income:
   Net loans and leases:
      Commercial and industrial . . . . . . . .    $ 130,073    $(25,857)  $ 104,216     $(117,877)  $ (67,369)  $  (185,246)
      Installment . . . . . . . . . . . . . . .     (768,645)    401,899    (366,746)     (560,648)   (102,232)     (662,880)
      Real estate . . . . . . . . . . . . . . .      369,639     (72,559)    297,080       276,807    (134,744)      142,063
      Construction  . . . . . . . . . . . . . .     (102,933)     74,970     (27,963)     (262,252)    (41,328)     (303,580)
      Direct lease financing  . . . . . . . . .     (195,111)     91,235    (103,876)     (229,360)    (40,497)     (269,857)
   Federal funds sold . . . . . . . . . . . . .      (74,376)    105,068      30,692         3,363     105,703       109,066
   Time certificates of deposit . . . . . . . .      (59,041)     35,114     (23,927)      (21,169)     29,839         8,670
   Securities available for sale/investment
      securities  . . . . . . . . . . . . . . .      (51,576)     34,392     (17,184)      219,629    (111,273)      108,356
                                                    ---------    --------   ---------     ---------   ---------   ----------
           Total  . . . . . . . . . . . . . . .     (751,970)    644,262    (107,708)     (691,507)   (361,901)   (1,053,408)

Deposits and borrowed funds -
   Interest expense:
      Savings deposits  . . . . . . . . . . . .      (71,205)     36,404     (34,801)        6,182     (26,498)      (20,316)
      Money market accounts . . . . . . . . . .       (6,860)     27,015      20,155       (24,527)    (15,330)      (39,857)
      NOW accounts  . . . . . . . . . . . . . .      (97,658)     61,782     (35,876)      (61,001)    (29,285)      (90,286)
      Time certificates under $100,000  . . . .       56,296       4,592      60,888       (57,654)    (19,059)      (76,713)
      Time certificates of $100,000 and over  .      (94,284)     90,694      (3,590)      (85,723)     (2,245)      (87,968)
      Subordinated Capital notes and other  . .       13,156      (1,555)     11,601        10,694      20,786        31,480
                                                   ---------    --------   ---------     ---------   ---------   ----------
           Total  . . . . . . . . . . . . . . .     (200,555)    218,932      18,377      (212,029)    (71,631)     (283,660)
Change in net interest income . . . . . . . . .    $(551,415)   $425,330   $(126,085)    $(479,478)  $(290,270)  $  (769,748)
                                                   =========    ========   =========     =========   =========   ===========

______________________

(1) Loan fees have been included in the calculation of interest income. Loan fees were approximately $73,000 and $68,000 for the six months ended June 30, 1995 and 1994, respectively, and were approximately $137,000, $235,000, and $391,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

(2) Net of unamortized deferred fees and lease loans have been included for the purposes of this table.


                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                                      1993 VS. 1992
                                                                 -------------------------
                                                                    INCREASE (DECREASE)
                                                                    DUE TO CHANGES IN
                                                                 -------------------------
                                                                   VOLUME         RATE
                                                                 ----------    -----------
Earning assets - Interest income:
   Net loans and leases:
      Commercial and industrial . . . . . . . . . . . . . .       $(217,963)    $ (85,135)
      Installment . . . . . . . . . . . . . . . . . . . . .         204,270      (162,259)
      Real estate . . . . . . . . . . . . . . . . . . . . .          74,367      (184,407)
      Construction  . . . . . . . . . . . . . . . . . . . .        (405,789)     (124,865)
      Direct lease financing  . . . . . . . . . . . . . . .         (69,852)      (14,749)
   Federal funds sold . . . . . . . . . . . . . . . . . . .        (120,212)      (40,811)
   Time certificates of deposit . . . . . . . . . . . . . .           1,928       (55,835)
   Securities available for sale/investment securities  . .         211,025       (74,447)
                                                                  ---------     ---------
           Total  . . . . . . . . . . . . . . . . . . . . .        (322,226)     (742,508)
Deposits and borrowed funds -
   Interest expense:
      Savings deposits  . . . . . . . . . . . . . . . . . .          39,317       (53,480)
      Money market accounts . . . . . . . . . . . . . . . .           6,655          (969)
      NOW accounts  . . . . . . . . . . . . . . . . . . . .          43,988       (56,144)
      Time certificates under $100,000  . . . . . . . . . .        (289,164)      (41,092)
      Time certificates of $100,000 and over  . . . . . . .        (273,790)      (90,474)
      Subordinated Capital notes and other  . . . . . . . .          25,427        33,875
                                                                  ---------     ---------
           Total  . . . . . . . . . . . . . . . . . . . . .        (447,567)     (208,284)
Change in net interest income . . . . . . . . . . . . . . .       $ 125,341     $(534,224)
                                                                  =========     =========

______________________

(1) Loan fees have been included in the calculation of interest income. Loan fees were approximately $73,000 and $68,000 for the six months ended June 30, 1995 and 1994, respectively, and were approximately $137,000, $235,000, and $391,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

(2) Net of unamortized deferred fees and lease loans have been included for the purposes of this table.

         PROVISION FOR LOAN AND LEASE LOSSES. Corporate's provision for loan and lease losses corresponds directly to the level of allowance that Corporate deems sufficient to offset potential loan and lease losses. The balance in the allowance for loan and lease losses reflects the amount which, in Corporate's judgment, is adequate to provide for potential loan and lease losses based upon a detailed monthly evaluation of the loan portfolio. The analysis includes an evaluation of trends in the loan portfolio volume, maturity and composition, the results of an independent study, off-balance sheet risks, delinquencies and nonaccruals, economic conditions, and historical loss experience. As a result of the analyses made for the six months ended June 30, 1995, and the years ended December 31, 1994, 1993 and 1992, the provision for these periods were $178,000, $1,134,000, $865,000 and $145,000, respectively. The $178,000 provision at June 30, 1995 was $156,000 greater than the same period for 1994, which was $22,000.

         NONINTEREST INCOME. For the six months ended June 30,1995, noninterest income decreased $14,000 or 4.1% when compared to the same period in 1994. Service charges and fees decreased $63,000 or 20.1% for the same period primarily as a result of runoff in noninterest-bearing demand deposits and savings, money market and NOW accounts. Other operating revenues increased $49,000 or 188.5% due to increased gains realized on the sale of OREO properties during the six months ended June 30, 1995.

         Noninterest income for the years ended December 31, 1994, 1993 and 1992 of $637,000, $841,000 and $831,000, respectively, reflect the decreased service charges and fees collected as a result of decreasing deposit base in those years.

         NONINTEREST EXPENSE. In the first six months of 1995, noninterest expense was lower by $280,000 or 10.4% when compared to the six months ended 1994. This is primarily a result of Corporate's reduction of OREO and the holding costs associated with those properties and OREO write-downs.

         In 1994 noninterest expense decreased $279,000 or 5.0% from 1993. Salaries and employee benefits decreased $628,000 or 27.6%; however, other general and administrative expense increased $366,000 during the same period. The salary and employee benefits reduction was obtained primarily through the elimination of the leasing department and the construction loan department and a formal restructuring of salaries. The increase in other general and administrative expense was due to increased professional and legal fees incurred relative to the First and Second Order and litigating problem assets. Noninterest expense for the years ended December 31, 1994, 1993 and 1992 were $5.3 million, $5.5 million and $5.4 million, respectively.

         INCOME TAXES. Corporate's provision for income taxes of $56,000 for the six months ended June 30, 1995 was $11,000 or 16.4% lower than the same period in 1994. The increase is attributable to the decrease in earnings between the periods.

         In 1994, Corporate realized a tax benefit of $244,000 due to the pretax loss of $763,000. This benefit will be realized in the form of a refund of loss carryback that result in refunds of previously paid taxes and the future utilization of deferred tax assets. Income tax expense for the years ended December 31, 1993 and 1992 of $94,000 and $581,000 paralleled the change in pretax income.

         On January 1, 1993 Corporate adopted SFAS No. 109, "Accounting for Income Taxes." The effect of this change was to increase income for 1993 by $42,000 or $.09 per share. The financial statements for 1992 were not restated and the cumulative effect of this change of $42,000 is shown as a one-time credit to income in the 1993 statement of operations.

         LIQUIDITY AND ASSET/LIABILITY MANAGEMENT. Corporate's liquidity position is a reflection of its ability to provide funds to meet customer credit needs, to accommodate possible outflows in deposits, to provide funds for day-to-day operations, and to take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows, and management of interest rate risk require continuous analysis in order to match the maturities of categories of loans and investments with the maturity of deposits and bank-related borrowings. Bank liquidity is thus normally considered in terms of the nature and mix of the banking institution's sources and uses of funds. Asset liquidity is provided by cash, certificates of deposit with other financial institutions, federal funds sold, maturing investments, and loan maturities and repayments. Liquid assets (consisting of cash, time deposits, federal funds sold and securities available for sale) represented 21.2% and 28.8% of Corporate's total assets as December 31, 1994 and 1993, respectively. Liquidity management also includes the management of unfunded commitments to make loans and undisbursed amounts under lines of credit. At December 31, 1994 these commitments totaled $8.2 million, including $1.0 million of undisbursed loan funds. Outstanding commitments for standby letters of credit amounted to $421,000.

         At June 30, 1995, commitments to make loans totaled $8.6 million which represents a 5.4% increase over the total at December 31, 1994. Outstanding commitments for standby letters of credit decreased 18.2% over the same period to $344,000 at June 30, 1995.

         As shown in the Statements of Cash Flows, during the first six months of 1995, the largest source of funds was from a combination of loans and leases, time certificates of deposit and securities available for sale, maturing and rolling into cash and cash equivalents along with the addition of funds raised from the operation of the out of the area money desk. Corporate continues to closely monitor its time certificates of deposit of $ 100,000 or more. Corporate adheres to its policy of not accepting any brokered deposits.

         In order to meet liquidity needs on a temporary basis (less than two weeks), Corporate has established a line of credit with its major correspondent bank in the amount of $3 million. There were no borrowings during 1993 and 1994. The average balance of such borrowing for the six months ended June 30, 1995 was $16,600.

         Asset/Liability management involves minimizing the impact of interest rate changes on Corporate's earnings though the management of the amount, composition, and repricing periods of rate-sensitive assets and rate-sensitive liabilities. Emphasis is placed on maintaining a rate sensitivity position within Corporate's policy guidelines to avoid wide swings in spreads and to minimize risk due to changes in interest rates.

         The following table shows the amounts of real estate loans, commercial and industrial loans, and installment loans outstanding as of June 30, 1995, which, based on remaining scheduled repayments of principal, were due within one year, after one but within five years, and in more than five years (dollars in thousands).

                                                                            MATURING
                                                  -----------------------------------------------------------
                                                                   AFTER ONE BUT
                                                    WITHIN ONE      WITHIN FIVE      MORE THAN
                                                       YEAR            YEARS         FIVE YEARS      TOTAL
                                                  --------------    -------------    ----------   -----------
      Commercial and industrial . . . . . . . .   $        5,856    $       3,358    $    1,893    $   11,107
      Real Estate . . . . . . . . . . . . . . .            8,733           15,424           358        24,515
      Installment . . . . . . . . . . . . . . .            1,591           12,490             0        14,081
      Lease financing receivables . . . . . . .              695            1,892             0         2,587
                                                  --------------    -------------    ----------    ----------
                Total . . . . . . . . . . . . .   $       16,875    $      33,164    $    2,251    $   52,290
                                                  ==============    =============    ==========    ==========

         The following table sets forth the sensitivity of the amounts due after one year to changes in interest rates (dollars in thousands):

                                                                          MATURING
                                                      ------------------------------------------------
                                                         AFTER ONE BUT       MORE THAN
                                                       WITHIN FIVE YEARS     FIVE YEARS       TOTAL
                                                       -----------------   -------------    ----------
          Loans:
             With fixed-rate interest . . . . . . .    $         28,725    $       2,251    $   30,976
             With floating-rate interest  . . . . .               4,439                0         4,439
                                                       ----------------    -------------    ----------
                     Total  . . . . . . . . . . . .    $         33,164    $       2,251    $   35,415
                                                       ================    =============    ==========

         The following table sets forth rate sensitivity of Corporate's interest-earning assets and interest-bearing liabilities as of June 30, 1995, the interest rate sensitivity gap (i.e., interest rate-sensitive assets less interest rate-sensitive liabilities), the cumulative interest rate sensitivity gap, the interest rate sensitivity gap ratio (interest rate-sensitive assets divided by interest rate-sensitive liabilities) and the cumulative interest rate sensitivity gap ratio. For the purposes of the following table, an asset or liability is considered rate sensitive within a specified period when it matures or can be repriced within such period in accordance with its contractual terms (dollars in thousands):

                                                                 AFTER THREE     AFTER SIX    AFTER ONE
                                                       WITHIN    MONTHS BUT      MONTHS BUT    YEAR BUT     AFTER
                                                       THREE     WITHIN SIX      WITHIN ONE     WITHIN      FIVE
                                                       MONTHS      MONTHS           YEAR      FIVE YEARS    YEARS    TOTAL
                                                     ----------  -----------    -----------   -----------  -------  --------
          INTEREST-EARNING ASSETS:
          Loans . . . . . . . . . . . . . . . . .    $   17,323  $     2,182    $    3, 837   $    26,696  $ 2,252  $ 52,290
          Available for sale securities . . . . .            --        1,495             --         2,759      177     4,431
          Interest bearing deposits . . . . . . .            99          198             --            --       --       297
          Federal funds sold  . . . . . . . . . .        13,100           --             --            --       --    13,100
                                                     ----------  -----------    -----------   -----------  -------  --------
             Total  . . . . . . . . . . . . . . .    $   30,522  $     3,875    $     3,837   $    29,455  $ 2,429  $ 70,118
                                                     ==========  ===========    ===========   ===========  =======  ========
          INTEREST-BEARING LIABILITIES:
          Money market accounts . . . . . . . . .    $   10,968  $        --    $        --   $        --  $    --  $ 10,968
          NOW accounts  . . . . . . . . . . . . .         8,963           --             --            --       --     8,963
          Savings deposits  . . . . . . . . . . .         5,338           --             --            --       --     5,338
          Time deposits of
             $100,000 or more . . . . . . . . . .         2,087          403          2,495            --       --     4,985
          Other time deposits . . . . . . . . . .         1,265          552          5,132           173       --     7,122
          Subordinated capital notes  . . . . . .            --           --          1,000            --       --     1,000
                                                     ----------  -----------    -----------   -----------  -------  --------
                       Total  . . . . . . . . . .    $   28,621  $       955    $     8,627   $       173  $    --  $ 38,376
                                                     ==========  ===========    ===========   ===========  ======== ========

          Interest rate sensitivity gap . . . . .    $    1,901  $     2,920    $   (4,790)   $    29,282  $ 2,429  $ 31,742
          Cumulative interest rate sensitivity gap        1,901        4,821            31         29,313   31,742        --
          Interest rate sensitivity gap ratio . .          1.07         4.06          0.44         170.26       --      1.83
          Cumulative interest rate
            sensitivity gap ratio . . . . . . . .          1.07         0.86          1.00            .57     0.55        --


         The foregoing table does not necessarily indicate the impact of general interest rate movements on Corporate's net interest yield, because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact price at different times and at different rate levels.

         As of June 30, 1995, Corporate was marginally asset sensitive for all periods presented. Asset sensitive means that rate-sensitive assets exceed rate-sensitive liabilities. This position will result in better earnings in an increasing rate environment because the assets will reprice quicker than the liabilities. Corporate continues to monitor its asset/liability position and continues to modify its product mix to help mitigate the changes in interest rates and inflation.

         CAPITAL RESOURCES. On March 8, 1994, Corporate consented to the First Order issued by the FDIC which had an effective date of March 25, 1994. The First Order requires Corporate to, among other things, maintain Tier 1 capital levels equal to at least 7.0% of total assets, as defined. Additionally, Corporate is prohibited from declaring or paying any dividends without prior approval of the FDIC. No dividends have been declared or paid pursuant to the First Order. See "CORPORATE BANK -- Regulatory Matters."

         The following table sets forth the minimum capital ratio required by FDIC regulations, the First Order and the [State Order] and Corporate's actual capital ratios as of June 30, 1995, December 31, 1994 and December 31, 1993.

                                                                             AT JUNE 30,        AT DECEMBER 31,
                                                                             -----------      -----------------
                                                               REQUIRED          1995          1994         1993
                                                               --------          ----          ----         ----
                  Tier 1 risk-based capital . . . . . . . .     4.00%           12.56%        12.12%      11.70%
                  Total risk-based capital  . . . . . . . .     8.00%           14.19%        14.08%      13.85%
                  Leverage capital ratio (1)  . . . . . . .     4.00%            9.90%         9.42%      10.29%
                  First Order . . . . . . . . . . . . . . .     7.00%            9.90%         9.42%      10.29%
                  State Order (2) . . . . . . . . . . . . .     7.00%            9.90%         9.42%      10.29%

         _________
         (1)     Tier 1 capital to total average assets.
         (2)     Tangible shareholders equity to tangible assets.


         EFFECTS OF INFLATION. Inflation affects Corporate principally through its effects of Corporate's noninterest expenses, such as salaries, wages and occupancy expenses. In addition, inflation has a broad impact on market rates of interest, and increasing market rates of interest generally have the effect of increasing Corporate's net interest spread and net interest income, while decreasing market rates generally have the opposite effect. Inflation, however, does have a considerable indirect impact on banking including, among other things, increasing the level of loan demand as it becomes necessary for producers and consumers to acquire additional funds in order to maintain the same levels of consumption, inventories and new investments. In addition, inflation may have impacts on the ability of Corporate to collect loans from their borrowers.

         In general, the overall impact of inflation on a financial institution differs greatly from that exerted on other types of enterprises because the assets and liabilities of financial institutions consist largely of monetary items.


        INFORMATION CONCERNING THE BUSINESS AND PROPERTIES OF CORPORATE

GENERAL

         The deposits of Corporate are insured under the Federal Deposits Insurance Act up to the applicable limits, thereof, and Corporate is not a member of the Federal Reserve System. Corporate has no parent company, subsidiaries or other affiliates. At June 30, 1995, Corporate had approximately $75 million in assets, $50 million in net loans and $62 million in deposits.

BANKING SERVICES

         Corporate is engaged in substantially all of the business operations customarily conducted by independent commercial banks in California. Corporate's banking services include the acceptance of checking and savings deposits, and the making of commercial, real estate, personal, home improvement, automobile, financing (including loans and leases) and other installment loans and term extensions of credit. Corporate also offers travelers' checks, notary public and other customary bank services to its customers. Corporate is a credit card issuing bank, offering MasterCard and Visa to both individuals and businesses.

         Corporate's deposits are attracted primarily from individuals and small and medium-sized, business-related sources. Corporate also attracts deposits from the City of Anaheim, as a local agency deposit. In connection with this municipal deposits, Corporate is required to pledge securities to secure such deposits, except for the first $100,000 of such deposits which are insured by the FDIC.

         As of June 30, 1995, Corporate had approximately 2,800 deposit accounts, representing approximately 1,700 noninterest-bearing (demand) accounts with balances totaling approximately $29 million for an average balance per account of approximately $10,357; 800 savings, interest-bearing demand and money market accounts with balances totaling approximately $25 million for an average balance per account of approximately $31,250; and 225 time certificates of deposit accounts with balances totaling approximately $12 million, for an average balance per account of approximately $53,333.

         The areas in which Corporate has divided virtually all of its lending activities are (i) commercial loans; (ii) installment loans; and (iii) real estate loans. As of June 30, 1995 these three categories accounted for approximately 30.2%, 26.8% and 32.3%, respectively, of Corporate's gross loan portfolio.

         The principal source of Corporate's revenues are (i) interest and fees on loans; (ii) service charges on deposits, commissions and fees; (iii) direct lease financing; and (iv) federal funds sold. For the six months ended June 30, 1995 these sources comprised 76.5%, 7.4%, 5.1% and 4.9%, respectively, of Corporate's total operating income.

         Corporate has not engaged in any material research activities relating to the development of new services or the improvement of existing bank services since 1992 in preparation of the Anaheim Branch.

         There has been no significant change in the types of services offered by Corporate since its inception, except in connection with new types of accounts allowed by statute or regulation in recent years. Corporate has no present plans regarding "a new line of business" requiring the investment of a material amount of total assets.

         Corporate's general market area is central Orange County. Corporate's delineated community is as follows: Santa Ana, Orange, Villa Park, Tustin, Anaheim and Fullerton. Within these communities, Corporate offers the full range of banking products and services typically offered by independent community banks.

         Corporate holds no patents, licenses (other than licenses obtained from bank regulatory authorities), franchises or concessions.

COMPETITION

         There are currently 21 independent banks in Orange County in addition to four major banks. Of the 21 independents four others are currently in the process of being merged or acquired. Competition in the independent bank market place is driven by "quality service." The major banks, because of their sheer size and staffing movements, are not able to effectively compete. In addition, as the independent banks in the county continue to consolidate and merge, competition is further decreased. Nevertheless, competition for new business is significant. Corporate's biggest competitors are Eldorado Bank, National Bank of Southern California and Southern California Bank.

EMPLOYEES

         As of June 30, 1995, Corporate had a total of 37 full-time employees and no part-time employees. The management of Corporate believes that its employee relations are satisfactory.

PROPERTIES

         Corporate currently has two full-service banking offices. The principal office of Corporate is located 2740 North Grand Avenue, Santa Ana, California and consists of approximately 16,000 square feet of office space. Corporate maintains a branch office at 100 West Lincoln Avenue, Anaheim, California, which consists of approximately 5,800 square feet of office space. Corporate leases the facilities from unrelated parties under noncancellable operating leases with terms ranging from 5 to 25 years. Both facility leases contain escalation clauses.

         The principal office lease is a 25-year noncancellable operating lease agreement for the first floor which commenced in 1982 and extends to the year 2007, and a 17-year noncancellable operating lease agreement for the second floor, which commenced in 1988 and extends to the year 2005. In the case of the first floor, the annual increases are at 6.50% per year. Annual rent increases for the second floor are based on the Consumer Price Index. This results in future minimum lease payments aggregating more than $6,000,000. Corporate utilizes approximately 25% or 1,750 square feet of the second floor and is actively marketing the excess space. See, "Background of the Transaction".

LEGAL PROCEEDINGS

         Various legal proceedings are pending by and against Corporate which are the result of normal banking business. In the opinion of management and Corporate's legal counsel, the disposition of all litigation presently pending will not have a material effect on Corporate's financial condition or results of operations. Also, see "Corporate Bank-Regulatory Matters."


MARKET PRICE OF AND DIVIDENDS ON CORPORATE STOCK AND RELATED SHAREHOLDER
MATTERS

         Corporate Stock is privately owned by 47 investors. Transactions in Corporate Stock have been infrequent and the prices paid have not been announced.

         No dividends have been declared or paid since Corporate was purchased by its current shareholders.

         As of September 15, 1995 there were 47 shareholders of record of Corporate Stock.





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
CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
DISCLOSURE

         During the fourth quarter of 1994, the Board of Directors of Corporate elected to change accounting firms. Corporate's accountant at that time, Grant Thornton LLP, had represented Corporate since its organization in 1982 and Corporate's Board of Directors believed it would be prudent to make a change due to the longevity of that relationship. Corporate engaged Deloitte & Touche LLP to replace Grant Thornton LLP for the Bank's December 31, 1994 audit. Deloitte & Touche LLP began the work necessary for the 1994 year-end audit, but resigned before completing the audit, due to the discovery of apparent employee defalcations. Corporate then engaged Arthur Andersen LLP to complete the audit, which was completed on June 30, 1995.

         Grant Thornton LLP was dismissed by Corporate on or about July 31, 1994. Deloitte & Touche LLP resigned as of April 21, 1995. Grant Thornton LLP's reports on Corporate's financial statements for 1993 and 1992 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte & Touche LLP never completed a report on Corporate's financial statements for 1994. The decision to dismiss Grant Thornton LLP was made by the Board of Directors of Corporate based upon the recommendation of the Audit Committee of the Board. At the time of such dismissal, there were no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Upon the resignation of Deloitte & Touche LLP, following the discovery of certain defalcations by former officers of Corporate, Corporate agreed with the conclusion of Deloitte & Touche LLP that there were apparent problems with the internal controls necessary for Corporate to develop reliable financial statements, that information had come to the attention of Deloitte & Touche LLP (the apparent defalcations of former officers of Corporate) that led Deloitte & Touche LLP to no longer be able to rely on management's representations, and that Corporate needed to expand significantly the scope of its audit for 1994. At the time of Deloitte & Touche LLP's resignation, Corporate agreed that further investigation might materially impact the fairness or reliability of previously issued audit reports and the 1994 financial statements. Deloitte & Touche LLP elected not to proceed under the circumstances presented. Arthur Andersen LLP was engaged by Corporate on May 10, 1995 to conduct an expanded audit for 1994 and to coordinate its efforts with Grant Thornton LLP to resolve any questions relating to Corporate's 1993 and 1992 financial statements. As of June 30, 1995, Arthur Andersen LLP had completed its expanded audit procedures.

EFFECT OF GOVERNMENTAL POLICIES AND RECENT LEGISLATION

         Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Bank on its deposits and its other borrowings and the interest rate received by Corporate on loans extended to its customers and securities held in Corporate's portfolio comprise the major portion of Corporate's earnings. These rates are highly sensitive to many factors that are beyond the control of Corporate. Accordingly, the earnings and growth of Corporate are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

         The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. For example, legislation was recently introduced in Congress that would repeal the current statutory restrictions on affiliations between commercial banks and securities firms. Under the proposed legislation, bank holding companies would be allowed to control both a commercial bank and a securities affiliate, which could engage in the full range of investment banking activities, including corporate underwriting. The likelihood of any major legislative changes and the impact such changes might have on Corporate are impossible to predict. See "-- Supervision and Regulation."

SUPERVISION AND REGULATION

         Banks are extensively regulated under both federal and state law. Set forth below is a summary description of certain laws which relate to the regulation of Corporate. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

         GENERAL

         Corporate, as a California state-chartered bank, is subject to primary supervision, periodic examination and regulation by the California Superintendent of Banks ("Superintendent") and the FDIC. If, as a result of an examination of a bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the bank's operations are unsatisfactory or that the bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the bank, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate a bank's deposit insurance, which for a California state-chartered bank would result in a revocation of the bank's charter. The Superintendent has many of the same remedial powers.

         The deposits of Corporate are insured by the FDIC in the manner and to the extent provided by law. For this protection, Corporate pays a semiannual statutory assessment. See "-- Premiums for Deposit Insurance."

         Various requirements and restrictions under the laws of the State of California and the United States affect the operations of Corporate. State and federal statutes and regulations relate to many aspects of Corporate's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements. Further, Corporate is required to maintain certain levels of capital. See "-- Capital Standards."

         CAPITAL STANDARDS

         The FDIC has adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

         A bank's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The FDIC measures risk-adjusted assets, which includes off-balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists primarily of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies) and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, long-term preferred stock, eligible term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the FDIC. The FDIC requires a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

         In addition to the risked-based guidelines, the FDIC requires banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by the FDIC to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the FDIC has the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

         In August 1995, the federal banking agencies adopted final regulations specifying that the agencies will include, in their evaluations of a bank's capital adequacy, an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The final regulations, however, do not include a measurement framework for assessing the level of a bank's exposure to interest rate risk, which is the subject of a proposed policy statement issued by the federal banking agencies concurrently with the final regulations. The proposal would measure interest rate risk in relation to the effect of a 200 basis point change in market interest rates on the economic value of a bank. Banks with high levels of measured exposure or weak management systems generally will be required to hold additional capital for interest rate risk. The specific amount of capital that may be needed would be determined on a case-by-case basis by the examiner and the appropriate federal banking agency. Because this proposal has only recently been issued, Corporate currently is unable to predict the impact of the proposal on Corporate if the policy statement is adopted as proposed.

         In January 1995, the federal banking agencies issued a final rule relating to capital standards and the risks arising from the concentration of credit and nontraditional activities. Institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities and who fail to adequately manage these risks, will be required to set aside capital in excess of the regulatory minimums. The federal banking agencies have not imposed any quantitative assessment for determining when these risks are significant, but have identified these issues as important factors they will review in assessing an individual bank's capital adequacy.

         In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful;
(c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months.

         Federally supervised banks are currently required to report deferred tax assets in accordance with SFAS No. 109. The federal banking agencies recently issued final rules governing banks and bank holding companies, which became effective April 1, 1995, limiting the amount of deferred tax assets that are allowable in computing an institution's regulatory capital. The standard has been in effect on an interim basis since March 1993. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) 10% of Tier 1 Capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 Capital and total assets and regulatory capital calculations.

         Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of Corporate to grow and could restrict the amount of profits, if any, available for the payment of dividends.

         The following table presents the amounts of regulatory capital and the capital ratios for Corporate, compared to its minimum regulatory capital requirements as of June 30, 1995.

                                                          JUNE 30, 1995
                                 -------------------------------------------------------------
                                                                                    MINIMUM
                                 CAPITAL                        MINIMUM          CAPITAL RATIO
                                  AMOUNT     RATIO AMOUNT       AMOUNT            REQUIREMENT
                                 -------     ------------       -------          -------------
                              (in thousands)                (in thousands)
Leverage ratio  . . . . . .   $       7,188        9.90%      $       2,846            4.0%

Tier 1 risk-based ratio . .   $       7,188       12.56%      $       2,289            4.0%

Total risk-based ratio  . .   $       8,119       14.19%      $       4,579            8.0%


         PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

         Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

         In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of federal law. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

         "Well capitalized"                                 "Adequately capitalized"
          ----------------                                   ----------------------
         Total risk-based capital of 10%;                   Total risk-based capital of 8%;
         Tier 1 risk-based capital of 6%; and               Tier 1 risk-based capital of 4%; and
         Leverage ratio of 5%.                              Leverage ratio of 4%.

         "Undercapitalized"                                 "Significantly undercapitalized"
          ----------------                                   ------------------------------
         Total risk-based capital less than 8%;             Total risk-based capital less than 6%;
         Tier 1 risk-based capital less than 4%; or         Tier 1 risk-based capital less than 3%; or
         Leverage ratio less than 4%.                       Leverage ratio less than 3%.

         "Critically undercapitalized"
          ---------------------------
         Tangible equity to total assets less than 2%.

         An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

         The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan
(i) specifies the steps the institution will take to become adequately capitalized, (ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions.

         An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

         Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

         In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.

         SAFETY AND SOUNDNESS STANDARDS

         In July 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by FDICIA. The guidelines set forth operational and managerial standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Guidelines for asset quality and earnings standards will be adopted in the future. The guidelines establish the safety and soundness standards that the agencies will use to identify and address problems at insured depository institutions before capital becomes impaired. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

         In December 1992, the federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

         Appraisals for "real estate related financial transactions" must be conducted by either state-certified or state-licensed appraisers for transactions in excess of certain amounts. State-certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state-licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.

         PREMIUMS FOR DEPOSIT INSURANCE

         Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The result of these provisions is that the assessment rate on deposits of BIF members could increase in the future. The FDIC also has authority to impose special assessments against insured deposits.

         The FDIC implemented a final risk-based assessment system, as required by FDICIA, effective January 1, 1994, under which an institution's premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund. As long as BIF's reserve ratio is less than a specified "designated reserve ratio," 1.25%, the total amount raised from BIF members by the risk-based assessment system may not be less than the amount that would be raised if the assessment rate for all BIF members were .023% of deposits. The FDIC believes that the designated reserve ratio was achieved on June 30, 1995, subject to verification expected to be completed in September of this year. Accordingly, on August 8, 1995, the FDIC issued final regulations adopting an assessment rate schedule for BIF members of 4 to 31 basis points that will become effective the first day of the month after the month in which the designated reserve ratio is achieved.

         Under the risk-based assessment system, a BIF member institution such as Corporate is categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based on supervisory evaluations by its primary federal regulator (in Corporate's case, the FDIC). The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The BIF assessment rates are summarized below; assessment figures are expressed in terms of cents per $100 in deposits.

           Assessment Rates Effective Through the First Half of 1995

                                                                      Group A       Group B        Group C
                                                                      -------       -------        -------
                 Well Capitalized . . . . . . . . . . . . . . . .       23           26              29
                 Adequately Capitalized . . . . . . . . . . . . .       26           29              30
                 Undercapitalized . . . . . . . . . . . . . . . .       29           30              31

                 At June 30, 1995, Corporate was adequately capitalized (Group
B).

       Assessment Rates to be Effective beginning the Second Half of 1995

                                                                      Group A       Group B        Group C
                                                                      -------       -------        -------
                 Well Capitalized . . . . . . . . . . . . . . . .         4            7             21
                 Adequately Capitalized . . . . . . . . . . . . .         7           14             28
                 Undercapitalized . . . . . . . . . . . . . . . .        14           28             31


         INTERSTATE BANKING AND BRANCHING

         On September 29, 1994, the President signed into law the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain regulatory approval to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

         The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction. Effective October 2, 1995, California adopted legislation which "opts California into" the Interstate Act. However, the California Legislation restricts out of state banks from purchasing branches or starting a de novo branch to enter the California banking market. Such banks may proceed only by way of purchases of whole banks.

         The Interstate Act is likely to increase competition in Corporate's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact such likely increased competition will have on Corporate's operations.

         In 1986, California adopted an interstate banking law. The law allows California banks and bank holding companies to be acquired by banking organizations in other states on a "reciprocal" basis (i.e., provided the other state's laws permit California banking organizations to acquire banking organizations in that state on substantially the same terms and conditions applicable to banking organizations solely within that state). The law took effect in two stages. The first stage allowed acquisitions on a "reciprocal" basis within a region consisting of 11 western states. The second stage, which became effective January 1, 1991, allows interstate acquisitions on a national "reciprocal" basis. California has also adopted similar legislation applicable to savings associations and their holding companies.

         COMMUNITY REINVESTMENT ACT AND FAIR LENDING DEVELOPMENTS

         Corporate is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. The FDIC has rated Corporate "Satisfactory" in complying with its CRA obligations.

         In May 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

         In February 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

                             ADJOURNMENT OF MEETING

         In the event sufficient votes in favor of any proposal to be voted on by Corporate shareholders are not received by the time scheduled for the Meeting, Corporate Board of Directors intends to recommend that the Meeting be adjourned to permit such further solicitation of proxies. A resolution will be proposed at the Meeting authorizing the Corporate's Board of Directors, in its discretion, to adjourn the Meeting for the purpose of further soliciting proxies to obtain a sufficient number of votes in favor of each proposal to be voted on by Corporate shareholders at the Meeting.

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL


                             SHAREHOLDER PROPOSALS

         Under certain circumstances, shareholders are entitled to present proposals at shareholder meetings. In the event the Merger does not occur, any such proposal to be included in the Proxy Statement for Corporate's 1996 Meeting of Shareholders must be submitted by a shareholder on or before _____, 1996, in a form that complies with applicable regulations.

                                 LEGAL MATTERS

         Certain legal matters in connection with the issuance of the shares of Bancorp Common will be passed upon for Bancorp by Anita Y. Wolman, Esq., General Counsel for Bancorp, and for Corporate by Knecht & Hansen a partnership including professional corporations.

                                    EXPERTS

         CU BANCORP. The audited financial statements and schedules incorporated by reference in this Proxy Statement/Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         CORPORATE BANK.   The financial statements of Corporate as of December
31, 1994 and for the year ended December 31, 1994 included in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of Corporate for the year ended December 31, 1993 and for each of the years in the two year period ended December 31, 1993 included in the Proxy Statement/Prospectus have been so included in reliance on the report of Grant Thornton, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                                 OTHER MATTERS

         The Board of Directors of Corporate does not know of any matters to be presented at the Meeting other than those set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote said Proxy in accordance with the recommendations of the Corporate Board on such matters and discretionary authority to do so is included in the Proxy.

                     FINANCIAL STATEMENTS OF CORPORATE BANK



                         INDEX TO FINANCIAL STATEMENTS



Reports of Independent Public Accountants

         Arthur Andersen LLP  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  105

         Grant Thornton LLP . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  106

         Financial Statements

         Balance Sheets as of June 30, 1995 (unaudited) and December 31, 1994 and 1993  . . . . . . . . . .  107

         Statements of Operations for the Six Months Ended June 30, 1995 and 1994 (unaudited) and the
                 Years Ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . . . .  109

         Statements of Changes in Stockholders' Equity for the Six Months Ended June 30, 1995 (unaudited)
                 and the Years Ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . .  110

         Statements of Cash Flows for the Six Months Ended June 30, 1995 and 1994 (unaudited) and the
                 Years Ended December 31, 1994, 1993 and 1992 . . . . . . . . . . . . . . . . . . . . . . .  111

         Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  113

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders and
Board of Directors of Corporate Bank:

         We have audited the accompanying balance sheet of Corporate Bank (a California corporation) as of December 31, 1994 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         As discussed in Note 6, the Bank leases its corporate and main branch facilities from an unrelated party under a 25-year noncancellable operating lease agreement for the first floor which extends to the year 2007, and a 17-year noncancellable operating lease agreement for the second floor which extends to the year 2005. Both leases contain escalation clauses which are based on an annual fixed increase for the first floor lease and the Consumer Price Index rate for the second floor lease, resulting in future minimum lease payments aggregating approximately $6,770,000. The rents on these leases exceed current prevailing market rates for comparable facilities.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Bank as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

         As explained in Note 1 to the financial statements, during 1994, the Bank changed its method of accounting for certain investments in debt and equity securities.


                                                   ARTHUR ANDERSEN, LLP

Orange County, California
June 30, 1995

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




Board of Directors
Corporate Bank

We have audited the accompanying balance sheet of Corporate Bank as of December 31, 1993, and the related statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended December 31, 1993. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Bank as of December 31, 1993, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1F, the Bank changed its method of accounting for income taxes.

GRANT THORNTON LLP

Irvine, California
February 9, 1994, except for the
second paragraph of Note 14,
as to which the date
is March 25, 1994

                                CORPORATE BANK

  BALANCE SHEETS - JUNE 30, 1995 (UNAUDITED) AND DECEMBER 31, 1994 AND 1993

                                    ASSETS


                                                  JUNE 30,                DECEMBER 31,
                                               --------------   ---------------------------------
                                                   1995              1994              1993
                                               --------------   --------------  -----------------
                                                 (unaudited)
Cash and Due from Banks . . . . . . . .        $    4,944,000   $    5,219,000  $       4,036,000
Federal Funds Sold  . . . . . . . . . .            13,100,000        1,500,000         11,400,000
                                               --------------   --------------  -----------------
Total Cash and Cash Equivalents . . . .            18,044,000        6,719,000         15,436,000

Time Certificates of Deposit  . . . . .               297,000        2,180,000          2,478,000

Investment Securities . . . . . . . . .                    --               --          6,636,000
Securities Available for Sale . . . . .             4,431,000        5,951,000                 --


Loans and Leases  . . . . . . . . . . .            52,290,000       53,706,000         58,868,000
Allowance for Loan and Lease Losses . .            (1,991,000)      (1,912,000)        (1,222,000)
                                               --------------   --------------  -----------------
Loans and Leases, net . . . . . . . . .            50,299,000       51,794,000         57,646,000

Accrued Interest Receivable . . . . . .               358,000          398,000            408,000
Other Real Estate Owned . . . . . . . .               575,000        1,611,000          1,514,000
Bank Premises and Equipment, net  . . .               594,000          670,000            869,000
Other Assets  . . . . . . . . . . . . .               680,000          740,000            194,000
                                               --------------   --------------  -----------------
                                               $   75,278,000   $   70,063,000  $      85,181,000
                                               ==============   ==============  =================





      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

                                CORPORATE BANK

  BALANCE SHEETS - JUNE 30, 1995 (UNAUDITED) AND DECEMBER 31, 1994 AND 1993

                     LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                    DECEMBER 31,
                                                            JUNE 30,        ----------------------------
                                                              1995             1994             1993
                                                           -----------      -----------      -----------
                                                           (unaudited)
DEPOSITS
         Noninterest-bearing demand deposits  . . . . .    $28,867,000      $26,945,000      $33,946,000
         Savings, money market, NOW . . . . . . . . . .     25,269,000       28,486,000       31,589,000
         Time certificates under $100,000 . . . . . . .      7,122,000        2,674,000        3,155,000
         Time certificates of $100,000 and over . . . .      4,985,000        3,080,000        7,257,000
                                                           -----------      -----------      -----------
           Total Deposits . . . . . . . . . . . . . . .     66,243,000       61,185,000       75,947,000
                                                           -----------      -----------      -----------

ACCRUED INTEREST PAYABLE  . . . . . . . . . . . . . . .        105,000           46,000           47,000
OTHER LIABILITIES . . . . . . . . . . . . . . . . . . .        753,000          840,000          559,000
SUBORDINATED CAPITAL NOTES  . . . . . . . . . . . . . .      1,000,000        1,000,000        1,000,000
                                                           -----------      -----------      -----------
         Total Liabilities  . . . . . . . . . . . . . .     68,101,000       63,071,000       77,553,000
                                                           -----------      -----------      -----------

COMMITMENTS AND CONTINGENCIES                                       --               --               --

STOCKHOLDERS' EQUITY
         Capital stock - no par value; 5,000,000 shares
         authorized; 500,000 shares issued and
         outstanding  . . . . . . . . . . . . . . . . .      3,956,000        3,956,000        3,956,000
         Retained earnings  . . . . . . . . . . . . . .      3,232,000        3,153,000        3,672,000
         Unrealized loss on securities available for
         sale, net of deferred taxes  . . . . . . . . .        (11,000)        (117,000)              --
                                                           -----------      -----------      -----------
                                                             7,177,000        6,992,000        7,628,000
                                                           -----------      -----------      -----------
                                                           $75,278,000      $70,063,000      $85,181,000
                                                           ===========      ===========      ===========





      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

                                 CORPORATE BANK
                            STATEMENTS OF OPERATIONS
          FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED)
            AND FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                        SIX MONTHS ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                        -------------------------   ---------------------------------------
                                           1995         1994           1994           1993         1992
                                        ----------   -----------    ----------     ----------   -----------
                                              (unaudited)
INTEREST INCOME:
   Loans, including fees  . . . . . .   $2,584,000   $2,577,000     $5,028,000     $6,037,000   $6,939,000
   Direct lease financing . . . . . .      171,000      275,000        496,000        766,000      850,000
   Securities . . . . . . . . . . . .      108,000      125,000        337,000        229,000       92,000
   Federal funds sold . . . . . . . .      164,000      133,000        370,000        261,000      422,000
   Time certificates of deposit . . .       23,000       47,000         99,000         90,000      144,000
                                        ----------   ----------     ----------     ----------   ----------
   Total Interest Income  . . . . . .    3,050,000    3,157,000      6,330,000      7,383,000    8,447,000
                                        ----------   ----------     ----------     ----------   ----------
INTEREST EXPENSE:
   Savings, money market, NOW . . . .      383,000      433,000        872,000      1,023,000    1,044,000
   Time certificates under $100,000 .      110,000       49,000         81,000        158,000      488,000
   Time certificates of $100,000
       and over . . . . . . . . . . .      111,000      115,000        218,000        306,000      670,000
   Subordinated capital notes
       and other  . . . . . . . . . .       54,000       42,000        165,000        133,000       74,000
                                        ----------   ----------     ----------     ----------   ----------
   Total Interest Expense . . . . . .      658,000      639,000      1,336,000      1,620,000    2,276,000
                                        ----------   ----------     ----------     ----------   ----------
   Net Interest Income  . . . . . . .    2,392,000    2,518,000      4,994,000      5,763,000    6,171,000
                                        ----------   ----------     ----------     ----------   ----------
PROVISION FOR LOAN AND LEASE LOSSES .      178,000       22,000      1,134,000        865,000      145,000
                                        ----------   ----------     ----------     ----------   ----------
   Net Interest Income after
       Provision for Loan and Lease
       Losses . . . . . . . . . . . .    2,214,000    2,496,000      3,860,000      4,898,000    6,026,000
                                        ----------   ----------     ----------     ----------   ----------
NONINTEREST INCOME:
   Service charges and fees . . . . .      250,000      313,000        534,000        694,000      736,000
   Securities gains (losses), net . .           --           --             --         16,000           --
   Other operating revenue  . . . . .       75,000       26,000        103,000        131,000       95,000
                                        ----------   ----------     ----------     ----------   ----------
   Noninterest Income . . . . . . . .      325,000      339,000        637,000        841,000      831,000
                                        ----------   ----------     ----------     ----------   ----------
NONINTEREST EXPENSE:
   Salaries and employee benefits . .      878,000      834,000      1,647,000      2,275,000    2,855,000
   Occupancy  . . . . . . . . . . . .      376,000      359,000        767,000        689,000      720,000
   Other real estate owned  . . . . .       90,000      429,000        714,000        809,000      123,000
   Other general and administrative .    1,060,000    1,062,000      2,132,000      1,766,000    1,771,000
                                        ----------   ----------     ----------     ----------   ----------
   Noninterest Expense  . . . . . . .    2,404,000    2,684,000      5,260,000      5,539,000    5,469,000
                                        ----------   ----------     ----------     ----------   ----------
   Income (Loss) before Provision
       (Benefit) for Income Taxes and
       Cumulative Effect of a Change
       in Accounting Principle  . . .      135,000      151,000       (763,000)       200,000    1,388,000
PROVISION (BENEFIT) FOR INCOME TAXES.       56,000       67,000       (244,000)        94,000      581,000
                                        ----------   ----------     ----------     ----------   ----------
   Income (Loss) before Cumulative
      Effect of a Change in
     Accounting Principle . . . . . .       79,000       84,000       (519,000)       106,000      807,000
CUMULATIVE EFFECT OF  A CHANGE IN
   ACCOUNTING FOR INCOME TAXES  . . .           --           --             --         42,000           --
                                        ----------   ----------     ----------     ----------   ----------
   Net income (Loss)  . . . . . . . .   $   79,000   $   84,000     $ (519,000)    $  148,000   $  807,000
                                        ==========   ==========     ==========     ==========   ==========
EARNINGS PER COMMON AND COMMON
   EQUIVALENT SHARE:
   Primary Earnings Per Share
      Income (Loss) Before
      Cumulative Effect . . . . . . .   $     0.16   $     0.17     $    (1.04)    $      .21   $     1.61
   Cumulative Effect  . . . . . . . .           --           --             --            .09           --
   Net Income (Loss)  . . . . . . . .   $     0.16   $     0.17     $    (1.04)    $      .30   $     1.61




        The accompanying notes are an integral part of these statements.

                                 CORPORATE BANK
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
              AND THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                 COMMON STOCK
                                           ------------------------                 UNREALIZED LOSS ON
                                                                                   SECURITIES AVAILABLE     TOTAL
                                                                       RETAINED      FOR SALE, NET OF    STOCKHOLDERS'
                                            SHARES         AMOUNT      EARNINGS       DEFERRED TAXES        EQUITY
                                           --------     -----------   ----------   --------------------  -------------
BALANCE, DECEMBER 31, 1991  . . . . .       500,000      $3,956,000   $2,717,000       $      --          $6,673,000
   Net Income . . . . . . . . . . . .            --              --      807,000              --             807,000
                                            -------      ----------   ----------       ---------          ----------

BALANCE, DECEMBER 31, 1992  . . . . .       500,000       3,956,000    3,524,000              --           7,480,000
   Net Income . . . . . . . . . . . .            --              --      148,000              --             148,000
                                            -------      ----------   ----------       ---------          ----------

BALANCE, DECEMBER 31, 1993  . . . . .       500,000       3,956,000    3,672,000              --           7,628,000

   Net Loss . . . . . . . . . . . . .            --              --     (519,000)             --            (519,000)
   Change in unrealized loss on
     securities available for sale, net
     of deferred taxes  . . . . . . . .          --              --           --        (117,000)           (117,000)
                                            -------      ----------   ----------       ---------          ----------

BALANCE, DECEMBER 31, 1994  . . . . .       500,000       3,956,000    3,153,000        (117,000)          6,992,000
                                            -------      ----------   ----------       ---------          ----------
   Net income for the period
     (unaudited)  . . . . . . . . . . .          --              --       79,000              --              79,000
   Change in unrealized loss on
     securities available for sale, net
     of deferred taxes (unaudited)  . .          --              --           --         106,000             106,000
                                            -------      ----------   ----------       ---------          ----------

BALANCE, JUNE 30, 1995
   (Unaudited)  . . . . . . . . . . .       500,000      $3,956,000   $3,232,000       $ (11,000)         $7,177,000
                                            =======      ==========   ==========       =========          ==========


       The accompanying notes are an integral part of these statements.

                                CORPORATE BANK
                           STATEMENTS OF CASH FLOWS
          FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED)
           AND FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                  SIX MONTHS ENDED JUNE 30,              YEARS ENDED DECEMBER 31,
                                                  -------------------------  ----------------------------------------------
                                                    1995          1994           1994             1993              1992
                                                  ---------    ------------  ------------     -----------       -----------
                                                        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss)  . . . . . . . . . . . . .  $   79,000    $  84,000     $   (519,000)     $  148,000       $  807,000
   Adjustments to Reconcile Net Income
   (Loss) to Net Cash Provided by Operating
   Activities:
   Depreciation and amortization  . . . . . . .     108,000      110,000          213,000         240,000          237,000
   Deferred income tax provision (benefit)  . .     (86,000)      67,000         (202,000)       (248,000)        (259,000)

   Provision for possible loan and lease
   losses . . . . . . . . . . . . . . . . . . .     178,000       22,000        1,134,000         865,000          145,000
   Gain on sale of investments  . . . . . . . .          --           --               --         (16,000)              --
   (Gain) loss on sale and write-down of
   OREO . . . . . . . . . . . . . . . . . . . .     (64,000)     367,000          492,000         163,000           58,000
   Premium amortization and discount
   accretion, net . . . . . . . . . . . . . . .      26,000       43,000           68,000          48,000           10,000
   Amortization of deferred loan fees . . . . .     (74,000)     (68,000)        (137,000)       (235,000)        (391,000)
   Gain on sale of premises and equipment                --           --           (9,000)             --               --
   Decrease in accrued interest receivable  . .      40,000       62,000           10,000          16,000          180,000
   Decrease (increase) in other assets  . . . .      60,000      (54,000)        (248,000)        165,000          267,000
   Increase (decrease) in accrued interest
   payable  . . . . . . . . . . . . . . . . . .      59,000        1,000           (1,000)        (23,000)         (75,000)
   Increase (decrease) in other liabilities . .     (87,000)    (443,000)         282,000        (700,000)          46,000
                                                 ----------   ----------     ------------     -----------      -----------
      Net Cash Provided by Operating
      Activities  . . . . . . . . . . . . . . .     239,000      191,000        1,083,000         423,000        1,025,000
                                                 ----------   ----------     ------------     -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of securities available for sale .          --           --         (981,000)             --               --
   Proceeds from sale/maturity of securities
   available for sale . . . . . . . . . . . . .   1,501,000      564,000          500,000              --               --
   Principal repayments received on securities
   available for sale . . . . . . . . . . . . .     185,000           --          887,000              --               --
   Proceeds from sale/maturity of investment
   securities . . . . . . . . . . . . . . . . .          --           --               --       1,244,000          270,000
   Purchases of investment securities . . . . .          --           --               --      (6,061,000)              --
   Net (increase) decrease in time
   certificates of deposit  . . . . . . . . . .   1,883,000        1,000          298,000       2,002,000       (3,022,000)
   Net decrease in loans and direct lease
   financing  . . . . . . . . . . . . . . . . .   1,391,000    4,894,000        3,240,000       2,811,000        9,844,000
   Purchase of premises and equipment . . . . .     (32,000)     (22,000)         (40,000)        (15,000)        (715,000)
   Proceeds from sale of premises and
   equipment  . . . . . . . . . . . . . . . . .          --        6,000           34,000          10,000               --
   Proceeds from sale of OREO . . . . . . . . .   1,100,000      837,000        1,024,000         775,000        1,040,000
                                                 ----------   ----------     ------------     -----------      -----------
   Net Cash Provided by Investing
   Activities . . . . . . . . . . . . . . . . .   6,028,000    6,280,000        4,962,000         766,000        7,417,000
                                                 ----------   ----------     ------------     -----------      -----------

                                                        SIX MONTHS ENDED JUNE 30,              YEARS ENDED DECEMBER 31,
                                                        -------------------------  ----------------------------------------------
                                                          1995          1994           1994             1993              1992
                                                        ---------    ------------  ------------     -----------       -----------
                                                              (unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in noninterest-
   bearing demand deposits  . . . . . . . . . .         1,922,000   (2,006,000)      (7,000,000)      4,209,000        7,507,000
   Net increase (decrease) in savings, money
   market and NOW deposits  . . . . . . . . . .        (3,217,000)     838,000       (3,102,000)     (1,146,000)       5,505,000
   Net increase (decrease) in time
   certificates under $100,000  . . . . . . . .         4,448,000     (337,000)        (482,000)     (4,602,000)     (10,126,000)
   Net increase (decrease) in time
   certificatesof $100,000 and over . . . . . .         1,905,000     (392,000)      (4,178,000)     (2,998,000)      (6,619,000)
   Proceeds from subordinated capital notes . .                --           --               --              --        1,000,000
                                                      -----------  -----------     ------------     -----------      -----------
   Net Cash Provided by (Used In) Financing
   Activities . . . . . . . . . . . . . . . . .         5,058,000   (1,897,000)     (14,762,000)     (4,537,000)      (2,733,000)
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS . . . . . . . . . . . . . . . . . .        11,325,000    4,574,000       (8,717,000)     (3,348,000)       5,709,000
CASH AND CASH EQUIVALENTS,
   beginning of year  . . . . . . . . . . . . .         6,719,000   15,436,000       15,436,000      18,784,000       13,075,000
                                                      -----------  -----------     ------------     -----------      -----------
CASH AND CASH EQUIVALENTS,
   end of year  . . . . . . . . . . . . . . . .       $18,044,000  $20,010,000     $  6,719,000     $15,436,000      $18,784,000
                                                      ===========  ===========     ============     ===========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
   Interest paid  . . . . . . . . . . . . . . .       $   599,000  $   638,000     $  1,258,000     $ 1,643,000      $ 2,352,000
                                                      ===========  ===========     ============     ===========      ===========
   Income taxes . . . . . . . . . . . . . . . .                --      284,000          302,000         347,000          788,000
                                                      ===========  ===========     ============     ===========      ===========
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
ACTIVITIES:
   Real estate acquired in settlement of loans        $        --  $       --     $   2,215,000     $   279,000      $ 2,743,000
                                                      ===========  ===========     ============     ===========      ===========
   Loans to facilitate sale of OREO . . . . . .                --    1,700,000          601,000       1,700,000               --
                                                      ===========  ===========     ============     ===========      ===========
   Net unrealized loss on securities available
   for sale, net of deferred taxes  . . . . . .       $    11,000  $    82,000     $    117,000     $        --      $        --
                                                      ===========  ===========     ============     ===========      ===========


        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                                 CORPORATE BANK
                         NOTES TO FINANCIAL STATEMENTS
          FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994 (UNAUDITED)
              AND THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Corporate Bank (Corporate) is a state chartered financial institution. Corporate primarily accepts deposits from and makes loans to individuals and businesses in Orange County and Los Angeles County, California.

         In March 1995, Corporate agreed to sell its stock for approximately $7.8 million (subject to certain adjustments as defined in the agreement) to California United Bancorp, a California corporation and parent of California United Bank, National Association. Corporate anticipates this sale to be completed in late 1995 or early 1996.

         The accounting and reporting policies of Corporate are in accordance with generally accepted accounting principles and prevailing practices within the banking industry. The following are descriptions of the more significant of those accounting and reporting policies:

         A.      Investment Securities

         Corporate adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994. SFAS No. 115 requires the classification of investments in debt and equity securities into three categories: held to maturity, trading, and available for sale. Debt securities that Corporate has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity, net of deferred taxes. As of January 1, 1994, Corporate classified all of its investment securities as securities available for sale. Adoption of this standard as of January 1, 1994 did not have a material impact on the financial statements. The securities may be held for indefinite periods of time and may be sold in response to changes in interest rates and/or other economic conditions. Unrealized gains or losses are calculated based on amortized cost as described below. Unrealized gains or losses, net of deferred taxes, are recorded as a separate component of shareholders' equity. Prior to adopting SFAS No. 115, investment securities were carried at amortized cost.

         Corporate's calculation of cost is increased by accretion of discounts and decreased by amortization of premiums, of which both are computed on a method which approximates the effective interest method. Such amortization and accretion are reflected in interest on securities. Realized gains or losses recognized on the sales of securities are based upon the amortized cost and computed on the specific identification method and are classified in noninterest income.

         B.      Loans and Leases

         Loans and leases are stated at the amount of unpaid principal, reduced by an allowance for loan and lease losses and deferred net loan origination fees. Interest on loans is recognized over the terms of the loans and is calculated on principal amounts outstanding. Loan origination fees, offset by certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment. As unearned revenue, the net unrecognized fees and costs are reported as reductions of the loan balance.

         Corporate purchases and leases automobiles and equipment to its customers. These leases are accounted for under the financing method. Accordingly, direct lease financing reflects the outstanding balance under lease contracts, including residual values. The related unearned income is deferred and amortized to income so as to produce a level rate of return on the unrecovered investment.

         Accrual of interest on loans and leases is discontinued when management believes, after considering economic and business conditions, and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is no longer doubtful, in which case the credit is returned to accrual status.

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was amended by SFAS No. 118 in October 1994. Under the provisions of these standards, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Creditors are required to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. These standards are effective for fiscal years beginning after December 15, 1994. Corporate adopted these standards on January 1, 1995; they did not have a material impact on the financial statements of Corporate. At June 30, 1995, Corporate had $4,439,000 (unaudited) in impaired loans and a related loss allowance of $830,000 (unaudited). Interest income is recognized for impaired loans in accordance with the above mentioned policies.

         C.      Allowance for Loan and Lease Losses

         The allowance for loan and lease losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management makes periodic credit reviews of the loan and lease portfolio and considers current economic conditions, historical loan loss experience, assessments of future potential problem credits and other factors in determining the adequacy of the allowance. The allowance is based on estimates and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs.

         D.      Premises and Equipment

         Corporate's premises and equipment are stated at cost less accumulated depreciation and amortization, which is charged to expense on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, over the life of the leases, whichever is shorter.

         Maintenance and repairs are charged directly to expense as incurred. Improvements to premises and equipment which extend the useful lives of the assets are capitalized. Gains and losses resulting from the disposal of premises and equipment are included in current operations. Rates of depreciation are based on the following depreciable lives: furniture, five to seven years; equipment, three to five years; and leasehold improvements, fifteen years or the lease term.

         E.      Other Real Estate Owned

         Real estate acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of the recorded investment in the property or its fair value, less estimated carrying costs and costs of disposition. At the time of foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the allowance for loan and lease losses, if necessary. Any subsequent write-downs are charged to noninterest expenses. Operating expenses of such properties, net of related income and gains or losses on their disposition, are recorded in noninterest expenses.

         F.      Income Taxes

         On January 1, 1993, Corporate adopted SFAS No. 109, "Accounting for Income Taxes," which supersedes SFAS No. 96 of the same title and Accounting Principles Board Opinion (APB) No. 11. The effect of this change was to increase income for 1993 by $42,000 ($.09 per share). The financial statements for 1992 were not restated, and the cumulative effect of the change of $42,000 is shown as a one-time credit to income in the 1993 statement of operations. SFAS No. 109 requires an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted tax laws. Additionally, SFAS No. 109 requires that deferred tax assets be evaluated and a valuation allowance be established if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. In 1992, Corporate accounted for income taxes in accordance with APB No. 11.

         G.      Earnings per Common and Common Equivalent Share

         Earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. If all stock options were exercised, they would not have a material dilutive effect and, therefore, have been excluded from the computation. The weighted average number of shares used to compute earnings per share was 500,000 for the six months ended June 30, 1995 and 1994 (unaudited) and for the years ended December 31, 1994, 1993, and 1992, respectively.

         H.      Reclassification

         Certain amounts have been reclassified in the prior years to conform to the current year presentation.

         I.      Basis of Presentation

         The unaudited financial statements as of and for the six months ended June 30, 1995 and 1994, reflect, in the opinion of management, all adjustments, consisting of normal entries, necessary for presentation on a basis consistent with that of the audited financial statements. The results for the six months ended June 30, 1995 are not necessarily indicative of results to be expected for the full fiscal year.

2.       CASH AND DUE FROM BANKS

         Corporate is required to maintain reserve balances with the Federal Reserve Bank. The average amount of these reserve balances for the six months ended June 30, 1995 and the years ended December 31, 1994 and 1993 was $900,000 (unaudited), $1,049,000 and $972,000, respectively.

3.       SECURITIES
         The amortized cost and fair values of securities available for sale are as follows at June 30, 1995:

                                                                                           JUNE 30, 1995
                                                                       -----------------------------------------------------
                                                                                         GROSS        GROSS
                                                                       AMORTIZED      UNREALIZED    UNREALIZED
                                                                         COST            GAINS        LOSSES     FAIR VALUE
                                                                       ----------    ------------  ------------  -----------
                                                                                             (UNAUDITED)
         U.S. Treasury Notes  . . . . . . . . . . . . . . . . . . .    $1,499,000    $       --    $  (4,000)    $1,495,000

         U.S. Government Mortgage-Backed Securities . . . . . . . .     1,953,000            --       (1,000)     1,952,000
         FHLB Step Bonds  . . . . . . . . . . . . . . . . . . . . .       999,000            --      (15,000)       984,000
                                                                       ----------    ----------    ---------     ----------
                                                                       $4,451,000    $       --    $ (20,000)    $4,431,000
                                                                       ==========    ==========    =========     ==========

         The amortized cost and fair values of securities available for sale are as follows at December 31, 1994:

                                                                                           DECEMBER 31, 1994
                                                                       -----------------------------------------------------
                                                                                         GROSS        GROSS
                                                                       AMORTIZED      UNREALIZED    UNREALIZED
                                                                         COST            GAINS        LOSSES     FAIR VALUE
                                                                       ----------    ------------  ------------  -----------
                                                                                             (UNAUDITED)
         U.S. Treasury Notes  . . . . . . . . . . . . . . . . . . .    $2,496,000    $       --    $ (29,000)    $2,467,000
         U.S. Government Mortgage-Backed Securities . . . . . . . .     2,667,000            --     (114,000)     2,553,000
         FHLB Step Bonds  . . . . . . . . . . . . . . . . . . . . .       999,000            --      (68,000)       931,000
                                                                       ----------    ----------    ---------     ----------
                                                                       $6,162,000    $       --    $(211,000)    $5,951,000
                                                                       ==========    ==========    =========     ==========

         The amortized cost and fair values of investment securities are as follows at December 31, 1993:


                                                                            DECEMBER 31, 1993
                                                          ---------------------------------------------------
                                                                          GROSS        GROSS
                                                           AMORTIZED    UNREALIZED   UNREALIZED
                                                             COST         GAINS        LOSSES      FAIR VALUE
                                                          ----------     --------     --------     ----------
         U.S. Treasury Notes  . . . . . . . . . . . . .   $2,506,000     $  1,000     $ (6,000)    $2,501,000
         U.S. Government Mortgage-Backed Securities . .    3,130,000        4,000      (20,000)     3,114,000
         FHLB Step Bonds  . . . . . . . . . . . . . . .    1,000,000           --       (2,000)       998,000
                                                          ----------     --------     --------     ----------
                                                          $6,636,000     $  5,000     $(28,000)    $6,613,000
                                                          ==========     ========     ========     ==========

         The amortized cost and fair values of securities available for sale at June 30, 1995 by contractual maturity are as follows:


                                                                       AMORTIZED      ESTIMATED
                                                                         COST         FAIR VALUE
                                                                      ----------      ----------
                                                                             (unaudited)
         Due in one year or less  . . . . . . . . . . . . . . . . .   $1,499,000      $1,495,000
         Due after one year through five years  . . . . . . . . . .    2,777,000       2,759,000
         Due after ten years  . . . . . . . . . . . . . . . . . . .      175,000         177,000
                                                                      ----------      ----------
                                                                      $4,451,000      $4,431,000
                                                                      ==========      ==========

         The amortized cost and fair values of securities available for sale at December 31, 1994, by contractual maturity, are as follows:


                                                                      AMORTIZED        ESTIMATED
                                                                         COST         FAIR VALUE
                                                                      ----------      ----------
         Due in one year or less  . . . . . . . . . . . . . . . . .   $2,993,000      $2,965,000
         Due after one year through five years  . . . . . . . . . .    2,978,000       2,798,000
         Due after ten years  . . . . . . . . . . . . . . . . . . .      191,000         188,000
                                                                      ----------      ----------
                                                                      $6,162,000      $5,951,000
                                                                      ==========      ==========

         The FHLB step bonds rise in rates on a predetermined schedule with a call feature at par retained by the issuing agency. No other imbedded options apply to these investments. At December 31, 1994, the FHLB step bonds have contractual maturities of between one and five years; however, actual maturities may differ from contractual maturities to the extent that borrowers have the right to call or repay obligations with or without call or repayment penalties. No assumptions can be made whether the securities will be called. Bonds with estimated fair values of $474,000 became callable in 1994 and $457,000 will become callable in 1995.

         Investment securities with an amortized cost of $675,000 (unaudited), $686,000 and $778,000 at June 30, 1995, and December 31, 1994 and 1993,
respectively, were pledged to secure public deposits and for other purposes as required or permitted by law. The estimated fair values of pledged securities were $675,000 (unaudited), $663,000 and $779,000 at June 30, 1995, and December
31, 1994 and 1993, respectively.

         There were no sales of securities during the six months ended June 30, 1995 and 1994 (unaudited) and the years ended December 31, 1994 and 1993. Proceeds from the sale of securities during the year ended December 31, 1993 were approximately $296,000. Gross gains of approximately $16,000 were realized on those sales.

4.       LOANS AND LEASES, NET

         The loan and lease portfolio consisted of the following at June 30, 1995 and December 31, 1994 and 1993:

                                                                JUNE 30,                    DECEMBER 31,
                                                             --------------    -----------------------------------
                                                                  1995              1994                1993
                                                             --------------    --------------     ----------------
                                                              (unaudited)
              Commercial  . . . . . . . . . . . . . . . .    $   15,832,000    $   16,278,000     $     15,648,000
              Installment . . . . . . . . . . . . . . . .        14,042,000        15,591,000           22,946,000
              Real estate . . . . . . . . . . . . . . . .        16,937,000        16,040,000           11,873,000
              Construction  . . . . . . . . . . . . . . .         2,976,000         2,600,000            3,497,000
                                                             --------------    --------------     ----------------
                                                                 49,787,000        50,509,000           53,964,000

              Direct lease financing, net . . . . . . . .         2,587,000         3,328,000            5,074,000
                                                             --------------    --------------     ----------------
                                                                 52,374,000        53,837,000           59,038,000

              Less:  Deferred loan origination fees . . .           (84,000)         (131,000)            (170,000)
                                                             --------------    --------------     ----------------
                                                                 52,290,000        53,706,000           58,868,000

              Less:  Allowance for loan and lease losses         (1,991,000)       (1,912,000)          (1,222,000)
                                                             --------------    --------------     ----------------
              Loans and Leases, net . . . . . . . . . . .    $   50,299,000    $   51,794,000     $     57,646,000
                                                             ==============    ==============     ================


         The net investment in direct financing leases at June 30, 1995, and December 31, 1994 and 1993 consists of the following:

                                                              JUNE 30,                   DECEMBER 31,
                                                           --------------    ---------------------------------
                                                                1995              1994              1993
                                                           --------------    --------------   ----------------
                                                            (unaudited)
           Lease payments receivable . . . . . . . . .     $    1,272,000    $   1,704,000    $      3,170,000
           Estimated residual values . . . . . . . . .          1,688,000        2,123,000           2,915,000
                                                           --------------    -------------    ----------------
                                                           $    2,960,000    $   3,827,000    $      6,085,000
           Unearned income . . . . . . . . . . . . . .           (373,000)        (499,000)         (1,011,000)
                                                           --------------    -------------    ----------------
                                                           $    2,587,000    $   3,328,000    $      5,074,000
                                                           ==============    =============    ================

       At December 31, 1994, future minimum lease payments receivable under direct lease financing are as follows:

                Year ending:
                   1995   . . . . . . . . . . . . . . . . . .  $        768,000
                   1996   . . . . . . . . . . . . . . . . . .           523,000
                   1997   . . . . . . . . . . . . . . . . . .           266,000
                   1998   . . . . . . . . . . . . . . . . . .           147,000
                                                               ----------------
                                                               $      1,704,000
                                                               ================

        Nonaccruing loans totaled approximately $3,161,000 (unaudited), $2,243,000 and $4,164,000 at June 30, 1995, and December 31, 1994 and 1993,
respectively. Interest income that would have been recognized on nonaccrual loans if they had performed in accordance with the terms of the loans was approximately $339,000 (unaudited), $364,000, $145,000 and $170,000 for the six months ended June 30, 1995, and for the years ended December 31, 1994, 1993 and 1992, respectively. At December 31, 1994 and 1993, Corporate had no loans past due 90 days or more in interest or principal and still accruing interest. At June 30, 1995, $47,000 (unaudited) in loans were past due 90 days and still accruing interest.

        The activity in the allowance for loan and lease losses is summarized as follows:

                                                           JUNE 30,                         DECEMBER 31,
                                                        --------------  ----------------------------------------------------
                                                             1995            1994              1993                1992
                                                        --------------  --------------  -----------------   ----------------
                                                         (unaudited)
                   Balance at beginning of period  . .  $    1,912,000  $    1,222,000  $         998,000   $      1,099,000
                   Provision . . . . . . . . . . . . .         178,000       1,134,000            865,000            145,000
                   Recoveries  . . . . . . . . . . . .           2,000          40,000                 --             11,000
                   Charge-offs . . . . . . . . . . . .        (101,000)       (484,000)          (641,000)          (257,000)
                                                        --------------  --------------  -----------------   ----------------
                   Balance at end of period  . . . . .  $    1,991,000  $    1,912,000  $       1,222,000   $        998,000
                                                        ==============  ==============  =================   ================


     The majority of Corporate's commercial and installment loan portfolio is with customers located throughout its primary market area of Orange County and Los Angeles County, California. Corporate grants commercial and installment loans to borrowers in a number of different industries.

     Corporate's real estate and construction loan portfolio consists primarily of loans on real estate located in Orange County and Los Angeles County. These areas have recently experienced adverse economic conditions, including declining real estate values. These factors have adversely affected borrowers' ability to repay. Although management believes the level of its allowance for loan and lease losses and the carrying value of its other real estate owned as of June 30, 1995 is appropriate, continued depressed economics in these areas may result in losses that cannot be reasonably predicted at this time. In addition, various regulatory agencies as an integral part of their examination process periodically review Corporate's allowance for loan and lease losses. Such agencies may require Corporate to recognize additions to the allowance based on judgments different from those of management.

     As part of its normal banking activities, Corporate has extended credit to certain directors and officers and the companies with which they are associated (related parties). All related party loans were current as to principal and interest as of June 30, 1995 (unaudited), and December 31, 1994 and 1993. In management's opinion, these loans were made in the ordinary course of business at prevailing rates and terms. An analysis of the activity involving related parties (Officers, Directors and their affiliates) is as follows:

         BALANCE AT                  NEW LOANS                                              BALANCE AT
     DECEMBER 31, 1993             AND ADDITIONS                REPAYMENTS              DECEMBER 31, 1994
     -----------------             -------------                ----------              -----------------
         $1,695,000                     --                       $369,000                   $1,326,000

         BALANCE AT                  NEW LOANS                                              BALANCE AT
     DECEMBER 31, 1994             AND ADDITIONS                REPAYMENTS                JUNE 30, 1995
     -----------------             -------------                ----------                -------------
                                    (unaudited)                 (unaudited)                (unaudited)
         $1,326,000                     --                        $52,000                   $1,274,000

5.   PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                                           JUNE 30,                 DECEMBER 31,
                                                         -----------       --------------------------------
                                                             1995              1994                 1993
                                                         -----------       -------------   ----------------
                                                         (unaudited)
          Furniture, fixtures and equipment . . . . .     $    1,082,000   $   1,061,000   $     1,121,000
          Leasehold Improvements  . . . . . . . . . .            908,000         908,000           903,000
                                                          --------------   -------------   ---------------
                                                               1,990,000       1,969,000         2,024,000
          Less:  Accumulated depreciation and
             amortization . . . . . . . . . . . . . .         (1,396,000)     (1,299,000)       (1,155,000)
                                                          --------------   -------------   ---------------
                          Total                           $      594,000   $     670,000   $        869,000
                                                          ==============   =============   ================

       The amount of depreciation and amortization related to occupancy expenses was $108,000 (unaudited), $213,000, $240,000, and $237,000 for the six months ended June 30, 1995 and the years ended December 31, 1994, 1993, and 1992, respectively.

6.     NONCANCELABLE OPERATING LEASES

       Corporate leases its corporate and main branch facilities from an unrelated party under a 25-year noncancellable operating lease agreement for the first floor which commenced in 1982 and extends to the year 2007, and a 17-year noncancellable operating lease agreement for the second floor which commenced in 1988 and extends to the year 2005. Both leases contain escalation clauses. In the case of the first floor lease, annual rent increases are fixed at specific amounts through 1988, and at 6 1/2 percent per year thereafter. Annual rent increases for the second floor lease are based on the Consumer Price Index. This results in future minimum lease payments aggregating approximately $6,770,000. The rents on these leases exceed current prevailing market rates for comparable facilities.

       Corporate also leases a building for its other branch and other equipment under noncancellable operating leases with terms ranging from five to thirteen years.

       At December 31, 1994, future minimum lease commitments under all noncancelable operating leases are as follows:

                                                                LEASE
                                                             COMMITMENTS
                                                           ----------------
             1995  . . . . . . . . . . . . . . . . . . .   $        463,000
             1996  . . . . . . . . . . . . . . . . . . .            484,000
             1997  . . . . . . . . . . . . . . . . . . .            502,000
             1998  . . . . . . . . . . . . . . . . . . .            530,000
             1999  . . . . . . . . . . . . . . . . . . .            550,000
             Succeeding years  . . . . . . . . . . . . .          5,174,000
                                                           ----------------
             Total                                         $      7,703,000
                                                           ================

       Corporate incurred total rent expense of $244,000 (unaudited), $526,000, $414,000 and $402,000 during the six months ended June 30, 1995, and the years ended December 31, 1994, 1993 and 1992, respectively.

7.     DEPOSITS

       At June 30, 1995 and December 31, 1994, five customers had balances totaling approximately $11,249,000 (unaudited) and $6,384,000 or 17 percent (unaudited) and 10 percent of total deposits, respectively.

8.     INCOME TAXES

       The current and deferred amounts of the provisions (benefit) for income taxes for the six months ended June 30, 1995, and the years ended December 31, 1994, 1993, and 1992, consisted of the following:

                                                          SIX MONTHS                  YEARS ENDED DECEMBER 31,
                                                        ENDED JUNE 30,  ----------------------------------------------------
                                                             1995            1994              1993                1992
                                                        --------------  --------------   ----------------   ----------------
                                                         (unaudited)
                   Current:
                          Federal  . . . . . . . . . .  $      117,000  $      (42,000)  $        239,000   $        595,000
                          State  . . . . . . . . . . .          37,000              --            103,000            245,000
                                                        --------------  --------------   ----------------   ----------------
                                                               154,000         (42,000)           342,000            840,000

                   Deferred:
                          Federal  . . . . . . . . . .         (68,000)       (197,000)          (177,000)          (170,000)
                          State  . . . . . . . . . . .         (30,000)         (5,000)           (71,000)           (89,000)
                                                        --------------  --------------   ----------------   ----------------
                                                               (98,000)       (202,000)          (248,000)          (259,000)
                                                        --------------  --------------   ----------------   ----------------
                                                        $       56,000  $     (244,000)  $         94,000   $        581,000
                                                        ==============  ==============   ================   ================

       A federal and state income tax receivable, net, of $305,000 at December 31, 1994, is included in other assets. Accrued federal and state income taxes payable of $40,000 at December 31, 1993 is included in other liabilities.

       Deferred taxes arise from temporary differences between income reported for financial reporting purposes and that reported for income tax purposes. The tax effects of the principal temporary differences resulting in deferred taxes were:

                                                           SIX MONTHS
                                                         ENDED JUNE 30,            YEARS ENDED DECEMBER 31,
                                                         --------------  -------------------------------------------
                                                              1995           1994           1993            1992
                                                          -------------  -------------  -------------  -------------
                                                          (unaudited)
        Depreciation, including direct lease financing,
           for tax purposes in excess of book . . . . .   $      75,000  $     329,000  $     683,000  $     700,000

        Direct lease financing revenue for tax purposes
           in excess of book  . . . . . . . . . . . . .        (103,000)      (457,000)      (984,000)      (892,000)

        Provision for loan and lease losses . . . . . .         (33,000)      (270,000)       (99,000)        42,000

        Other real estate owned . . . . . . . . . . . .         (13,000)       120,000       (241,000)            --

        State franchise tax . . . . . . . . . . . . . .         (24,000)        81,000         48,000         20,000

        Deferred compensation . . . . . . . . . . . . .              --         (5,000)       345,000       (126,000)

        Other . . . . . . . . . . . . . . . . . . . . .              --             --             --         (3,000)
                                                          -------------  -------------  -------------  -------------
                                                          $     (98,000) $    (202,000) $    (248,000) $    (259,000)
                                                          =============  =============  =============  =============

         Total tax expense differs from the amount computed using the federal statutory rate as follows:

                                                      SIX MONTHS
                                                    ENDED JUNE 30,                         YEARS ENDED DECEMBER 31,
                                               -----------------------     ---------------------------------------------------------
                                                         1995                      1994                     1993             1992
                                               -----------------------     ------------------------   --------------------  --------
                                                           PERCENT OF                   PERCENT OF              PERCENT OF
                                                             PRETAX                       PRETAX                  PRETAX
                                                AMOUNT       INCOME        AMOUNT         INCOME      AMOUNT      INCOME     AMOUNT
                                                -------   ------------    ---------     ----------    -------   ------------ ------
                                                   (unaudited)
Tax expense at federal statutory rate . . .     $46,000       34.0%       $(259,000)      (34.0)%     $68,000     34.0%     $472,000
State income tax, net of federal
   tax benefit  . . . . . . . . . . . . . .      10,000        7.0            3,000         0.4        15,000      7.5        97,000

Officer life insurance and meals and
   entertainment  . . . . . . . . . . . . .          --         --           12,000         1.6         9,000      4.5        12,000
Other . . . . . . . . . . . . . . . . . . .          --         --               --          --         2,000      1.0            --
                                                -------       ----        ---------       ------      -------     ----      --------
   Total  . . . . . . . . . . . . . . . . .     $56,000       41.0%       $(244,000)      (32.0)%     $94,000     47.0%     $581,000
                                                =======       ====        =========       ======      =======     ====      ========

   At June 30, 1995 and December 31, 1994 and 1993, the components of the net deferred tax asset (liability) which are included in other assets or other liabilities on the accompanying balance sheets are as follows:

                                                      June 30,          December 31,
                                                    ---------    -----------------------
                                                       1995         1994         1993
                                                    ---------    ---------     ---------
                                                   (unaudited)
Assets:
   Allowance for loan and lease losses  . . . . .   $ 667,000    $ 634,000     $ 364,000
   Other real estate owned  . . . . . . . . . . .     134,000      121,000       241,000
   Other employee benefits  . . . . . . . . . . .      66,000       66,000        61,000
   Depreciation of nonleased assets . . . . . . .      65,000       52,000        36,000
   State franchise taxes  . . . . . . . . . . . .       3,000           --        60,000
                                                    ---------    ---------     ---------
                                                                   873,000       762,000
    Less:  Valuation Allowance  . . . . . . . . .     935,000           --            --
                                                    ---------    ---------     ---------
                                                      935,000      873,000       762,000

Liabilities:
    State taxes   . . . . . . . . . . . . . . . .          --      (21,000)           --
    Direct Financing lease revenues, net of
      depreciation  . . . . . . . . . . . . . . .    (721,000)    (736,000)     (848,000)
                                                    ---------    ---------     ---------
                                                     (721,000)    (757,000)     (848,000)
                                                    ---------    ---------     ---------
                                                      214,000      116,000       (86,000)

    Unrealized losses on securities available for      10,000       94,000            --
    sale  . . . . . . . . . . . . . . . . . . . .
                                                    ---------    ---------     ---------
                                                    $ 224,000    $ 210,000     $ (86,000)
                                                    =========    =========     =========


         The Internal Revenue Service is presently conducting an examination of Corporate for all tax filings related to the 1993 tax year. The outcome of such examination and any related liabilities, if any, cannot presently be determined.

9.       SUBORDINATED NOTES

         Corporate issued $1,000,000 of 8 1/2 percent fixed rate nonconvertible subordinated capital notes (the "Notes") on April 24, 1992. Interest is payable quarterly in January, April, July and October. The Notes mature in June 1997. The notes are subordinated to the claims of creditors and depositors of Corporate.

10.      EMPLOYEE BENEFIT PLAN

         As part of its employee benefit package, Corporate sponsors a defined contribution retirement plan (the Plan) which meets the requirements of Section 401(k) of the Internal Revenue Code and covers substantially all employees who elect to participate (participants). Corporate's contributions represent a discretionary amount determined each year by Corporate and a matching contribution based on participant contributions. All employees with at least six months of service and who are at least twenty and one-half years of age are eligible to participate in the Plan. Employee contributions vest according to the number of years of service that employee has with Corporate. All employee contributions are fully vested. Plan assets consist principally of mutual funds at December 31, 1994. During the six months ended June 30, 1995, and the years ended December 31, 1994, 1993 and 1992, Corporate contributed $9,000 (unaudited), $23,000, $36,000 and $37,000 to the Plan, respectively.

11.      STOCK APPRECIATION DEFERRED COMPENSATION PLAN

         In 1992, Corporate revised its Stock Appreciation Equivalent Agreement to an unfunded Executive Deferral Plan. The Plan provides that two key executives may be granted additional compensation measured by the appreciation or decrease in the book value of common stock of Corporate. In accordance with this Agreement, the executives may elect to defer this compensation and earn interest which is based upon the appreciation of Corporate's stock. Earnings are charged for the aggregate appreciation during this period. In August 1993, the Directors elected to discontinue the plan and paid the executives their respective deferred portion.

12.      STOCK OPTION PLAN

         In 1991, Corporate adopted a stock option plan for officers and employees. The options, for which there are 92,500 shares of common stock reserved, may be either incentive stock options or nonqualified stock options. Corporate may issue incentive stock options provided that the aggregate fair market value of the stock exercisable for the first time shall not exceed $100,000 in any one year per grantee.

         The purchase price of stock may not be less than 100 percent of the fair market value of such stock at the time such option is granted provided however, that the purchase price of the stock subject to incentive stock option may not be less than 110 percent of the fair market value when the optionee owns more than 10 percent of outstanding voting shares. Options will expire on such dates as Corporate's Board of Directors may determine, but not later than 10 years from date of grant.

         Activity for the six months ended June 30, 1995 and for the years ended December 31, 1994, 1993 and 1992 is summarized as follows:

                                                                 NUMBER OF SHARES
                                        ------------------------------------------------------------
                                         SIX MONTH PERIOD
                                          ENDED JUNE 30,                                                    OPTION PRICE
                                              1995                   YEARS ENDED DECEMBER 31,                 PER SHARE
                                         ----------------       ------------------------------------        ------------
                                           (UNAUDITED)           1994           1993           1992
                                                                ------         ------         ------
 Outstanding at  beginning of period          57,500            92,500         92,500         92,500           $14.00
 Granted . . . . . . . . . . . . . .            --                --             --             --             $14.00
 Canceled  . . . . . . . . . . . . .          40,000            35,000           --             --             $14.00
 Exercised . . . . . . . . . . . . .            --                --             --             --             $14.00
                                              ------            ------         ------         ------
 Outstanding at end of period  . . .          17,500            57,500         92,500         92,500           $14.00
                                              ======            ======         ======         ======
 Option exercisable at end of period          14,000            34,500         37,000         18,500
                                              ======            ======         ======         ======

         Pursuant to the terms of the Merger Agreement discussed in Note 1, Corporate is required to cause the exercise or cancellation of all outstanding stock options to purchase share of corporate stock under all Stock Option Plans prior to the effective date of the Merger.

13.      OTHER GENERAL AND ADMINISTRATIVE EXPENSES

         The following is a breakdown of other general and administrative expenses for the six months ended June 30, 1995 and 1994, and the years ended December 31, 1994, 1993 and 1992:

                                                JUNE 30,                       DECEMBER 31,
                                       -----------------------    --------------------------------------
                                           1995         1994         1994           1993          1992
                                       ----------   ----------    ----------    ----------    ----------
                                              (UNAUDITED)
Equipment expense . . . . . . . . .    $   97,000   $  101,000    $  184,000    $  196,000    $  195,000
Professional fees . . . . . . . . .       458,000      414,000       932,000       518,000       442,000
Office supplies, postage and
   telephone  . . . . . . . . . . .        59,000       63,000       124,000       121,000       231,000
Insurance . . . . . . . . . . . . .       117,000      132,000       275,000       283,000       318,000

Other . . . . . . . . . . . . . . .       329,000      352,000       617,000       648,000       585,000
                                       ----------   ----------    ----------    ----------    ----------
   Total  . . . . . . . . . . . . .    $1,060,000   $1,062,000    $2,132,000    $1,766,000    $1,771,000
                                       ==========   ==========    ==========    ==========    ==========

14.      REGULATORY MATTERS

         Banks are required to maintain minimum regulatory capital ratios of total capital to risk-based capital of 8 percent; Tier 1 (core) risk-based capital of 4 percent; and Tier 1 (core) capital to average total adjusted assets of 4 percent. At December 31, 1994, Corporate's ratios for total risk-based capital, Tier 1 (core) risk-based capital, and Tier 1 (core) capital to average total adjusted assets were 14.08 percent, 12.12 percent and 9.42 percent, respectively. At June 30, 1995, Corporate's ratios for total risk-based capital, Tier 1 (core) risk-based capital, and Tier 1 (core) capital to average total adjusted assets were 14.26 percent (unaudited), 12.63 percent (unaudited) and 9.92 percent (unaudited), respectively.

         On March 8, 1994, Corporate consented to a Cease and Desist Order (Order) with an effective date of March 25, 1994, issued by the Federal Deposit Insurance Corporation (FDIC). The Order requires Corporate to, among other things, maintain Tier 1 capital levels equal to at least 7.0 percent of total assets, as defined; reduce the amount of classified assets within specific time frames; adopt several new policies and revise existing policies relating to lending and collection; maintain an adequate allowance for loan and lease losses; retain qualified management personnel; increase the level of Board of Director's supervision and participation in Corporate's activities; adopt an employee compensation plan after reviewing the adequacy of Corporate's executive officer's compensation level; and comply with applicable laws and regulations. Additionally, Corporate is prohibited from declaring or paying any dividends without prior approval of the FDIC.

         Corporate also consented to another Cease and Desist Order with the FDIC effective May 14, 1994, which required the rescission of an employment contract with the former chief executive officer of Corporate and the cessation of any payments under such contract. Corporate was also required to rescind a settlement agreement entered into with this former officer resulting from a binding award of arbitration and to cease making payments pursuant to such agreement to the former officer and his legal counsel. Management believes Corporate is in compliance with such Cease and Desist Order at December 31,

1994. After further consultation with and approval from the FDIC, Corporate made a payment of $167,000 (unaudited) in August 1995 as called for by the binding award of arbitration.

         Corporate also entered into a Memorandum of Understanding (Memorandum) dated December 13, 1994 with the California State Banking Department (SBD).
The Memorandum's requirements are substantially the same as those included in the Order.

         On November 29, 1994, the FDIC advised management and the Board of Directors that Corporate is not in compliance with certain requirements of the Order and may have violated certain laws and regulations. Corporate may be subject to regulatory sanctions due to the failure to comply with the requirements of the Order and Memorandum. Any actions, penalties or additional liabilities that may arise from the resolution of these matters with the FDIC or other government agencies cannot presently be determined. However, Corporate does not believe that the steps necessary to comply with the Order and Memorandum will materially impact the financial condition or operations of Corporate.

15.      COMMITMENTS AND CONTINGENCIES

         In order to meet the financing needs of its customers in the normal course of business, Corporate is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by Corporate to guarantee the performance of a customer to a third party. Corporate does not enter into any interest rate swaps or caps, or forward or future contracts.

         The nature of the off-balance sheet risk inherent in these instruments is the possibility of accounting losses resulting from (1) the failure of another party to perform according to the terms of a contract that would cause a draw on a standby letter of credit, or (2) changes in market rates of interest for those few commitments and undisbursed loans which have fixed rates of interest. To minimize this risk, Corporate uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The decision as to whether collateral should be required is based on the circumstances of each specific commitment or conditional obligation.

         To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. Corporate's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At June 30, 1995, and December 31, 1994 and 1993, Corporate had unfunded commitments to extend credit of approximately $7,219,000 (unaudited), $8,207,160 and $8,393,000 and obligations under standby letters of credit of approximately $343,000 (unaudited), $421,000 and $440,000, respectively.

         Various legal proceedings are pending against Corporate which are the result of normal banking business. In the opinion of management and Corporate's legal counsel, the disposition of all litigation pending will not have a material effect on Corporate's financial condition or results of operations.

16.      FOURTH QUARTER ADJUSTMENTS

         During the fourth quarter, Corporate recorded adjustments that decreased 1994 net income before tax by approximately $876,000. These adjustments were primarily comprised of write-downs of other real estate owned and an increase to the provision for loan and lease losses. The asset write-downs and the additional provision for loan and lease losses resulted from changes in estimates based on the current and expected future economic environment Corporate operates in and its results on real estate values.

                                                                      Appendix A


                              AMENDED AND RESTATED

                                    AGREEMENT

                                       AND

                             PLAN OF REORGANIZATION

                                  By and Among

                                   CU BANCORP;

                  CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION;

                                       and

                                 CORPORATE BANK

                                OCTOBER 11, 1995





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

                      AGREEMENT AND PLAN OF REORGANIZATION


        This Amended and Restated Agreement and Plan of Reorganization ("Agreement") is made and entered into as of October 11, 1995 by and among CU Bancorp, a California corporation ("Bancorp"); California United Bank, National Association, a national banking association and a wholly-owned subsidiary of Bancorp ("CUB"); and Corporate Bank, a California state chartered bank ("CorpBank"), replacing, amending and restating that certain Agreement and Plan of Reorganization dated as of March 27, 1995 by and among the same parties.

                                    RECITALS

        This Agreement provides for the acquisition of CorpBank by Bancorp by means of a merger ("Merger") of CorpBank with and into CUB, all in accordance with the terms of this Agreement and an agreement of merger to be entered into by and among Bancorp, CorpBank and CUB substantially in the form of Exhibit A hereto ("Agreement of Merger"). The parties hereto have previously entered into an Agreement and Plan of Reorganization dated March 27, 1995, which is hereby replaced, amended and restated in its entirety by the following.

        In consideration of the mutual covenants, agreements and representations contained herein, the parties hereto agree as follows:

1.  THE MERGER AND RELATED MATTERS

    1.1 The Merger. The Merger shall become effective upon the filing of the Agreement of Merger with the Office of the Comptroller of the Currency ("OCC") and the Secretary of State of the State of California, in accordance with the provisions of the National Banking Act, the California Corporations Code and the California Financial Code. The date and time of the filing with the OCC is referred to herein as the "Effective Time of the Merger." At the Effective Time of the Merger the following transactions will be deemed to have occurred simultaneously:

         (a) Merger of CorpBank Into CUB. CorpBank shall be merged with and into CUB (the "Bank Merger"), and the separate corporate existence of CorpBank shall cease. CUB as the entity surviving the Merger is sometimes referred to herein as the "Surviving Association."



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

         (b) Purchase Price / Conversion of Shares. At the Effective Time of the
Merger:

             (i) Purchase Price. The Purchase Price shall be equal to CorpBank's Shareholders' Equity, (as defined in Subsection (v) below) as of November 30, 1995 (the "Audit Date"), plus or minus, as the case may be, an amount equal to the pro rata net income or net loss from operations for the eleven month period prior to the Audit Date (the "Audit Period") (which pro rata net income shall not include extraordinary gains which for purposes of this measurement shall include, but not be limited to, any recovery from the Bond Claim, as defined below) for the period from the Audit Date to the Calculation Date (the "Applicable Period"). There shall be added to the Purchase Price the amount of any net recovery under the Bond Claim during the Applicable Period (after taxes, expenses and retention), all as determined by Arthur Andersen LLP ("AA") as set forth below. To the extent that the Closing Date is scheduled at a time which is more than seventy-five (75) days after the Audit Date, AA shall conduct an additional review of the period from November 30, 1995 through the month end prior to such Closing Date, and any adjustments to Corporate's internally prepared financial statements for such period which are required by AA as a result thereof, shall be included in the Purchase Price as if they occurred prior to the Audit Date.

             (ii)  Subject to Sections 1.2, 1.4 and clause (iv) of this Section
1.1 (b), each outstanding share of CorpBank Stock (as defined in Section 3.2) will be converted into the right to receive: (A) a number of shares of Bancorp common stock, without par value ("Bancorp Common"), equal to the "Conversion Ratio" plus an amount of cash set forth below. The Conversion Ratio shall be a fraction of which the numerator shall be not less than seventy five percent (75%) and not more than ninety percent (90%) (hereinafter referred to as the "Elected Stock Percentage") of the Purchase Price Per Share and the denominator ("Denominator") shall be $8.00 ("Bancorp Stock Value"); and (B) cash in an amount equal to not more than twenty-five percent (25%) and not less than ten percent (10%) (hereinafter referred to as the "Elected Cash Percentage") of the Purchase Price Per Share.

             (iii) Purchase Price Per Share shall be a fraction of which the numerator is the Purchase Price and the Denominator is the number of outstanding shares of CorpBank on the Calculation Date on a fully diluted basis. Dissenting Shares, as defined in Section 1.4 below, shall be considered outstanding in calculating the number of outstanding shares on the Calculation Date.

             (iv) The Elected Stock Percentage shall be not less than seventy-five percent (75%) and not more than ninety percent (90%) and the Elected Cash


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

Percentage shall not be less than ten percent (10%) and not more than twenty five percent (25%). The Elected Stock Percentage plus the Elected Cash Percentage shall equal one hundred percent (100%), and shall both be determined by Bancorp, in its sole discretion, no later than the Closing Date. The Elected Stock Percentage and the Elected Cash Percentage shall collectively be referred to herein as the "Elected Percentage".

             (v) Except as specifically set forth in this Agreement to the contrary, Shareholders' Equity shall be defined pursuant to Generally Accepted Accounting Principles, consistently applied ("GAAP") as set forth in CorpBank's audited financial statements as of the Audit Date. Arthur Andersen, LLP ("AA") shall perform an audit of the CorpBank financial statements and results of operations for the Audit Period (or such later date as the parties shall agree to, in writing) and as of the Audit Date. The examination shall be accompanied by AA's unqualified opinion as to the financial statements. The determination of AA as to CorpBank's shareholders' equity, net income (loss) (which shall for the purposes set forth herein include all expenses and legal fees of the transaction contemplated herein, (including, due inquiry into expenses which can be ascertained, whether or not yet billed) and the net after tax effect of any sale or recovery of the "Bond Claim" as defined below (whether or not it occurs prior to the Audit Date or during the Applicable Period) shall be binding on both parties, subject to Section 8.1 herein. To the extent that the Closing Date is scheduled at a time which is more than seventy-five (75) days after November 30, 1995, an additional review shall be conducted by AA and the determination of AA as to appropriate adjustments to CorpBank's internally prepared financial statements as a result of such review shall be binding on both parties, subject to Section 8.1 herein.

             (vi)  Audits

                   (A) The audit to be conducted by AA shall include a review of the loan and lease portfolio with the scope equal to: all loans in principal amount in excess of $10,000 classified: doubtful, substandard or "especially mentioned" (or a similar rating); non accrual loans and loans past due 30 days or more, in principal amount in excess of $25,000; all loans in excess of $100,000; all construction loans; all REO; and such sampling of other loans such that 65% of the aggregate principal dollar amount of the total loan and lease portfolio should be reviewed.

                   (B) In addition, CorpBank shall cause Buccola and Associates to conduct a review of the loan and lease portfolio of similar scope to that required in Subsection (vi)(A) above, as of October 12, 1995 (to be completed by November 30, 1995). To the extent the Closing is scheduled to take place more than forty-five (45) days after November 30, 1995, Buccola and Associates shall be required to update their review to the extent of all new credits, all credits which in the interim






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

are reclassified or which are 60 days or more delinquent and such other matters as may be agreed to among the parties.

             (vii) The Calculation Date shall be the last business day of the week preceding the Closing Date or such other date as may be mutually agreed upon. The Calculation Date shall not be more than five (5) business days prior to the Closing Date, except pursuant to the mutual agreement of the parties hereto.

         (c) Exception for Shares Held by Bancorp or CorpBank. Each share of CorpBank Stock which immediately prior to the Effective Time of the Merger is owned by CorpBank or Bancorp or their wholly-owned subsidiaries (other than shares held in a fiduciary capacity) shall, at the Effective Time of the Merger, be canceled and retired and cease to exist, without the payment of any consideration therefor or any conversion thereof into Bancorp Common. For purposes of this Agreement, a Bank shall be deemed wholly-owned by CorpBank or Bancorp if all of such Bank's stock is owned directly by CorpBank or Bancorp (as applicable) or indirectly through one or more other wholly-owned subsidiaries.

         (d) Effect on CorpBank Stock Options. In accordance with Section 5.12 and prior to the Closing Date (as defined in Section 2.1), CorpBank shall make arrangements satisfactory to Bancorp and CUB for the exercise, surrender or cancellation of all outstanding options to purchase CorpBank Stock, such cancellation to become effective at the Effective Time of the Merger. Any exercise of options must take place prior to the Calculation Date.

         (e) Effect on CorpBank Fixed Rate, Non-Convertible 8.5% Subordinated Capital Notes Maturing June 30, 1997. In accordance with the provisions of the capital notes (the "Capital Notes"), CUB will assume the Capital Notes.

    1.2 No Fractional Shares. No fractional shares of Bancorp Stock shall be issued. Bancorp will pay or cause to be paid cash in lieu of fractional shares of Bancorp Stock which would otherwise be issuable pursuant to Section 1.1.

    1.3  Conversion of CorpBank Stock / Exchange of Certificates.

         (a) Election Procedures. Subject to the terms of this Agreement, each record holder of shares of CorpBank Stock will have the right to specify such holder's election to have his shares of CorpBank Stock converted into Bancorp Common or cash, or to specify that such holder has no election, in accordance with the following procedures:

             (i) Not later than the Closing Date, a form of letter of transmittal


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

and election statement providing for such a specification of election and for the tender to the Exchange Agent (as defined in Section 1.3 (c) herein) of the related share certificates (an "Election Statement") will be mailed to the holders of record of CorpBank Stock as of a date determined by Bancorp and CorpBank. CorpBank will also provide forms of the Election Statement to all persons who become holders of record of CorpBank Stock during the period between such record date and the Election Deadline (as defined in subsection
(iv) below) and will make such forms available at its executive offices and such other places as Bancorp and CorpBank deem appropriate.

             (ii) Any record holder of CorpBank Stock may specify, in an Election Statement meeting the requirements of this SubArticle that, as to all shares of CorpBank Stock covered by such Election Statement:

                    (A) All such shares shall be converted to Bancorp Common ("Stock Election Shares");

                    (B) All shares shall be converted to cash ("Cash Election Shares"); or

                    (C) A designated portion of such shares shall be converted to cash as Cash Election Shares and a portion of such shares shall be converted to Bancorp Common as Stock Election Shares; or

                    (D) The shareholder has no preference and accordingly makes no election.

             (iii) Any record holder of CorpBank Stock who is holding such shares for a beneficial owner, or as a nominee for one or more beneficial owners, may submit an Election Statement on behalf of any such beneficial owners. Any beneficial owner of CorpBank Stock on whose behalf a record owner of CorpBank Stock has submitted an Election Statement in accordance with this SubArticle, will be considered a separate holder of CorpBank Stock for purposes of this Agreement.

             (iv) An Election Statement will be effective only if a properly completed and signed copy thereof accompanied by stock certificates for the shares of CorpBank Stock which such Election Statement covers, shall have been actually received by the Exchange Agent no later than 5:00 P.M., Pacific Time, on the business day mutually selected by Bancorp and CorpBank (such time and day being herein referred to as the "Election Deadline"). If no such day is mutually agree to, the Election Deadline shall be the date fifteen (15) days following the mailing of the form of letter of transmittal and election statement to the CorpBank shareholders. An Election Statement which meets the requirements of this provision is hereinafter referred to as an "Effective Election Statement."

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

             (v) Shares of CorpBank Stock as to which a record holder makes no election pursuant to an Effective Election Statement, or as to which no Effective Election Statement is filed, are hereinafter referred to as "No Election Shares".

             (vi) Any record holder of CorpBank Stock who has submitted an Effective Election Statement may at any time until the Election Deadline amend such Election Statement if the Exchange Agent actually receives, no later than the Election Deadline, a later-dated, properly completed and signed, amended Effective Election Statement.

             (vii) Any record holder of CorpBank Stock may at any time prior to the Election Deadline revoke his Election Statement and withdraw certificates for shares of CorpBank Stock deposited therewith by written notice actually received by the Exchange Agent no later than the Election Deadline. Any notice of withdrawal shall be effective only if it is executed and specifies the record holder of the shares to be withdrawn and the serial numbers shown on the certificates representing the shares to be withdrawn. All Election Statements shall automatically be revoked if the Merger is abandoned for any reason, whereupon the certificates (or guarantees of delivery, as the case may be) for the shares of CorpBank Stock to which each Election Statement relates shall be promptly returned to the person submitting the same. The stock transfer books of CorpBank will be closed and no share transfers will be permitted after the Election Deadline unless the Merger is subsequently abandoned by the parties.

             (viii) Bancorp and CorpBank will have the right to make rules, not inconsistent with the terms of this Agreement, governing the form, terms and contents of Election Statements, the validity and effectiveness of Election Statements and the manner and extent to which they are to be taken into account in making the determination prescribed by Section 1.3 (b) herein, the issuance and delivery of certificates evidencing Bancorp's Common and cash into which shares of CorpBank Stock are converted in the Merger pursuant to SubArticles 1.1(b) (ii) and (iv) and the payment for fractional interests as prescribed by
Section 1.2 herein.

         (b) Allocation Procedures. The allocation among holders of CorpBank Stock of Bancorp Common or cash pursuant to this Section 1.3 shall be effected as follows:

             (i) Not less than the Elected Percentage of the CorpBank Shares issued and outstanding at the Effective Time of the Merger (including dissenting Shares) will be converted into Bancorp Common (the "Stock Conversion Number").

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

             (ii) If less than the Elected Percentage of CorpBank Stock issued and outstanding at the Effective Time of the Merger (including Dissenting Shares) are Stock Election Shares, allocation of Bancorp Common and cash will be made as follows:

                    (A) First, all Stock Election Shares shall be converted into Bancorp Common;

                    (B) Second, the Exchange Agent shall convert all No Election Shares to Stock Election Shares ("Additional Stock Election Shares") in the event that the aggregate No Election Shares so converted, when added to shares converted into Bancorp Common pursuant to clause (ii) (A) above, are equal to or less than the Stock Conversion Number;

                    (C) Third, in the event that conversion of all No Election Shares to Additional Stock Election Shares pursuant to clause (ii) (B) would result in the issuance of a number of shares of Bancorp Common, when added to the shares of Bancorp Common to be issued in respect of the Stock Election Shares, in excess of the Stock Conversion Number, the number of No Election Shares converted to Additional Stock Election Shares shall be reduced so that the aggregate number of shares of Bancorp Common to be issued as a result of the Merger does not exceed the Stock Conversion Number; and the aggregate Additional Stock Election Shares created upon the conversion of No Election Shares shall then be allocated pro rata to each holder of No Election Shares in the proportion the total No Election Shares of such holder bears to the total number of No Election Shares of all shareholders;

                    (D) Fourth, in the event that conversion of all No Election Shares to Additional Stock Election Shares pursuant to clause (ii) (B) would result in the issuance of a number of shares of Bancorp Common to be issued in respect of the Stock Election, which is less than the Stock Conversion Number, in addition to all No Election Shares, the Exchange Agent shall convert an aggregate number of Cash Election Shares to Additional Stock Election Shares, such that the aggregate number of Stock Election Shares and all Additional Stock Election Shares shall equal the Stock Conversion Number; and the aggregate Additional Stock Election Shares to be created upon the conversion of Cash Election Shares shall then be allocated pro rata to each holder of Cash Election Shares in the proportion that the total Cash Election Shares of such holder bear to the total number of Cash Election Shares of all shareholders; and

                    (E) Fifth, after the allocation in clauses (ii) (A) through
(D) have been made, all remaining shares of CorpBank Stock shall be converted into cash.

             (iii) If more than the Elected Percentage of the total number of shares of CorpBank Stock issued and outstanding at the Effective Time of the Merger (including Dissenting Shares) are Stock Election Shares, allocation of Bancorp Common and cash will be made as follows:


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

                    (A) First, all Cash Election Shares and No Election Shares shall be converted into cash;

                    (B) Second, the Exchange Agent shall convert an aggregate number of Stock Election Shares to Cash Election Shares ("Additional Cash Shares") so that the aggregate number of shares to be converted into cash as a result of the Merger equals the total number of shares of CorpBank Stock immediately prior to the Effective Time of the Merger minus the Stock Conversion Number; and the aggregate Additional Cash Election Shares created upon conversion of Stock Election Shares shall then be allocated pro rata to each holder of Stock Election Shares in the proportion that the total Stock Election Shares of such holder have to the total number of Stock Election Shares of all shareholders; and

                    (C) Any Stock Election Shares not converted to Additional Cash Election Shares pursuant to clause (iii) (B) above shall be converted into Bancorp Common.

         (c) Exchange Procedures.

             (i)    On or before the Effective Time of the Merger, Bancorp will
(i) promptly deliver to a financial institution designated by it to serve as exchange agent (the "Exchange Agent") certificates, registered in the name of the Exchange Agent in its capacity as exchange agent, representing the Bancorp Common issuable in the Merger and cause the Exchange Agent to distribute shares of Bancorp Common in accordance with this Section 1.3, (ii) provide to the Exchange Agent on a timely basis funds necessary to pay cash payable pursuant to
Section 1.1 and any cash payable in lieu of fractional shares of Bancorp Common as provided in Section 1.2 and cause the Exchange Agent to distribute such funds in accordance with paragraph (a) of this Section 1.3 and (iii) cause the Exchange Agent to distribute funds on account of dividends and other distributions in accordance with paragraph (b) of this Section 1.3.

             (ii) Bancorp and the Exchange Agent shall agree that the Exchange Agent shall, with respect to any matter on which the holders of record of Bancorp Common determined as of a record date after the day on which the Effective Time of the Merger occurred shall be entitled to vote or consent, (A) request instructions from the holders of record immediately prior to the Effective Time of the Merger of certificates which immediately prior to the Effective Time of the Merger represented shares of CorpBank Stock and which have not yet been surrendered to the Exchange Agent in exchange for Bancorp Common as to how or whether to vote or consent with respect to the shares of Bancorp Common to which such holders are entitled and which are then held by the Exchange Agent and (B) vote or express consent in writing with respect to any shares of Bancorp


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

Common held by it from time to time hereunder only in accordance with such instructions. Bancorp and the Exchange Agent shall further agree that the Exchange Agent shall receive and hold all dividends and other distributions paid with respect to such shares for the account of the persons entitled thereto.

             (iii) As soon as practicable after the Election Deadline, the Exchange Agent will implement the procedures set forth in Section 1.3(b) and send written notice to each record holder of certificates representing shares of CorpBank Stock converted pursuant to Section 1.3(b) of the results thereof.

             (iv) Upon surrender for cancellation to the Exchange Agent (either prior to the Election Deadline or otherwise duly surrendered after the Election Deadline) of one or more certificates for shares of CorpBank Stock ("Old Certificates"), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, promptly after the Effective Time of the Merger, in the case of Old Certificates surrendered prior to the Election Deadline, and as promptly as practical in the case of Old Certificates surrendered after the Election Deadline, deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Bancorp Common ("New Certificates") or checks for the appropriate amount of cash, as applicable, together with checks for payment of cash in lieu of fractional interests to be issued in respect of the Old Certificates. No holder of any Old Certificate shall have any rights as a holder of Bancorp Common until such Old Certificate is surrendered for exchange as provided herein. The holder of an Old Certificate(s) shall have no rights with respect to such shares other than to surrender such certificate or certificates pursuant to this Section 1.3 or to perfect the right of appraisal which such holder may have pursuant to Section 1300 et. seq. of the California Corporations Code ("Section 1300") and 12 U.S.C. Section 215a ("Section 215a").

             (v) Unless and until any Old Certificate shall have been surrendered and exchanged as herein provided for New Certificates, each outstanding Old Certificate shall represent, on and after the Effective Time of the Merger, the right to receive the shares of Bancorp Common and/or the cash into which the shares of CorpBank Stock shown thereon have been converted. No dividend or other distribution payable to the holders of record of Bancorp Common as of any time subsequent to the Effective Time of the Merger shall be paid to the holder of any Old Certificate prior to such exchange, but upon such surrender of any Old Certificate there shall be paid to the record holder of the Old Certificate, the amount of dividends or other distributions which theretofore became payable with respect to the number of shares of Bancorp Stock represented by the certificate or certificates so issued in exchange.


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             (vi)   No transfer taxes shall be payable by any shareholder in
respect of the issuance of Certificates for Bancorp Common, except that if any certificates for Bancorp Common is to be issued in a name other than that in which the CorpBank Certificate surrendered shall have been registered, it shall be a condition of such issuance that the that the person requesting such issuance shall properly endorse the certificate or certificates and shall pay to Bancorp any transfer taxes payable by reason thereof, or any prior transfer of such surrendered certificate or establish to the satisfaction of Bancorp that such taxes have been paid or are not payable.

             (vii) Notwithstanding anything to the contrary set forth herein, if the holder of CorpBank Stock shall be unable to surrender his certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof an indemnity bond in form and substance and with surety satisfactory to Bancorp.

   1.4 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, shares of CorpBank Stock which are issued and outstanding immediately prior to the Effective Time of the Merger and which are held by shareholders who have not voted such shares in favor of adoption and approval of this Agreement and the Agreement to Merge and have properly exercised their dissenters' rights under Section 1300 and Section 215a ("Dissenting Shares") shall not be converted into or be exchangeable for the right to receive shares of Bancorp Stock and cash or cash in lieu of fractional shares provided for in
Section 1.2 herein, but shall be entitled to receive such consideration as shall be determined pursuant to Section 1300 and 215a; provided, however, that if any holder of such shares shall have failed to perfect or shall have effectively withdrawn or lost the holder's right to dissent and receive payment under
Section 1300 and 215a, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time of the Merger, the right to receive shares of Bancorp Common and cash and cash in lieu of fractional shares pursuant to Section 1.2 herein, without any interest thereon. No payment for Dissenting Shares may be made prior to the Calculation Date.

   1.5 Effect of the Merger. By virtue of the Merger and at the Effective Time of the Merger, all of the rights, privileges, powers and franchises and all property and assets of every kind and description of CorpBank shall be vested in and be held and enjoyed by the Surviving Association, without further act or deed, and all the estates and interests of every kind of CorpBank, including all debts due to it, shall be as effectively the property of the Surviving Association as they were of CorpBank, and the title to any real estate vested by deed or otherwise in CorpBank shall not revert or be in any way impaired by reason of the Merger; and all rights of creditors and liens upon any property of CorpBank shall be preserved unimpaired


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

and all debts, liabilities and duties of CorpBank shall be debts, liabilities and duties of the Surviving Association and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it, and none of such debts, liabilities or duties shall be expanded, increased, broadened or enlarged by reason of the Merger.

   1.6 Name of Surviving Association. The name of the Surviving Association shall be "California United Bank, National Association".

   1.7 Articles of Association and Bylaws of Surviving Association. The Articles of Association and Bylaws of CUB as in effect immediately prior to the Effective Time of the Merger shall continue to be the Articles of Association and Bylaws of the Surviving Association.

   1.8 Directors and Officers of Surviving Association. The directors of CUB immediately prior to the Effective Time of the Merger shall be the directors of the Surviving Association until their successors have been chosen and qualified in accordance with the Certificate of Incorporation and Bylaws of the Surviving Association. The officers of CUB immediately prior to the Effective Time of the Merger shall be the officers of the Surviving Association until they resign or are replaced or terminated by the Board of Directors of the Surviving Association or otherwise in accordance with the Surviving Association's Articles of Association or Bylaws.

   1.9 Special Agreements. Pursuant to Section 6.2(i), not later than five (5) business days after the Execution Date, as a condition subsequent to Bancorp and CUB entering into this Agreement and as a material inducement for Bancorp and CUB to enter into this Agreement, all directors of CorpBank, and all Shareholders of CorpBank holding more than 5% of the outstanding shares of CorpBank Stock (the "Shareholders") shall each enter into separate agreements with Bancorp and CUB substantially in the form attached hereto as Exhibit B pursuant to which each of the Shareholders shall agree to vote or cause to be voted all such shares of CorpBank Stock with respect to which each such Shareholder has voting power on the date hereof or hereafter to approve the transactions contemplated hereby and all requisite matters related thereto and pursuant to which each of the Shareholders shall make certain representations and warranties to Bancorp and CUB. Additionally, each director of CorpBank shall agree not to sell Bancorp stock received pursuant to the transactions contemplated in the Agreement for a period of two full calendar quarters, following the quarter in which the Effective Date occurs. Further each director of CorpBank shall agree to either (i) designate his shares as Stock Election Shares or (ii) designate his shares as part Stock Election Shares and Cash Election Shares in no less than the proportion the Elected Stock


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

Percentage bears to the Elected Cash Percentage.

   1.10 Adjustment to Shareholders' Equity /Bond Claim / Additional Payment.

         (a) Bond Claim. CorpBank filed a Bond Claim approximately September 29, 1995 to demand reimbursement under its Bankers' Blanket Bond Policy (Carrier - Chubb and Policy Number 81193606-H) for losses incurred in connection with the actions of former officers as detailed in that certain report and exhibits prepared by The Audit Group and dated July 12, 1995 and supplemented in a letter from CorpBank's counsel (the "Bond Claim").

         (b) In the event a recovery under the Bond Claim is received prior to the Calculation Date, the balance, net of taxes, costs, expenses and retention, shall be treated as required by GAAP, as if such recovery occurred prior to the Audit Date. AA shall prepare a calculation of Shareholders' Equity including the effect of the Bond Claim recovery, if any. For purposes of this provision, a recovery shall have been deemed to occur in the event the Carrier makes a payment or payments to CorpBank or CorpBank receives consideration from some third party for the assignment and sale of the Bond Claim. This provision shall be deemed to provide a waiver from provisions below restricting CorpBank's ability to sell assets other than in the ordinary course of business, for the sale of the Bond Claim in any manner deemed prudent and appropriate by CorpBank, and in accordance with such principals of law and regulation as may be applicable thereto.

         (c) Additional Payment. In the event that there is no recovery from the Bond Claim prior to the Calculation Date, the Purchase Price shall be increased by $200,000.

         (d) Sale to third party. In the event of an assignment and sale of the Bond Claim to a third party, whether or not related to CorpBank or an affiliate of CorpBank, CorpBank shall provide CUB and Bancorp with the following:

             (i) The assignment and sale is in accordance and compliance with all provisions of applicable law, including but not limited to the California Financial Code and California Corporations Code;

             (ii) CorpBank has received the non disapproval of all necessary governmental or regulatory agencies, including but not limited to California Superintendent of Banks and the Federal Deposit Insurance Corporation, if required;

             (iii) CUB shall have received an opinion of counsel to CorpBank as to compliance with subsections (i) and (ii) above.


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

         (e) Indemnity. In the event of a sale and assignment of the Bond Claim, CUB and Bancorp shall be indemnified and held harmless by the Purchaser, against any damage, costs, expenses, actions, claims or other matter relative to the Bond Claim. Such indemnity shall include reimbursement for costs and expenses, including outside legal fees incurred in connection with any claim against CUB or Bancorp in connection with the Bond Claim or requests for documents, testimony or other action on the part of CUB or Bancorp.

    1.11 Other Agreements

         (a) All prior agreements between Bancorp and CUB on the one hand and Corporate and / or its affiliates (as "affiliates" are defined under Federal Securities Laws and Regulations, including but not limited to the Securities and Exchange Act of 1934, as amended) are hereby terminated in their entirety, except to the extent that confirmations in the form of Exhibit 1.11 herein, as applicable are received from affiliates within five (5) days of execution of this Amended and Restated Agreement and Plan of Reorganization.

         (b) All parties intend that this transaction qualify as a tax-free reorganization under Internal Revenue Code Section 368(a)(1)(A) and 368(a)(2)(D), (the forward triangular merger provision), and corresponding state provisions. AA will review all tests for qualification as a tax-free reorganization immediately prior to the Closing Date. If, based on the review of these tests, the parties to the Agreement believe there is a significant risk of the transaction disqualifying as a tax-free reorganization, the parties will amend the Agreement to reduce such risks.

2. THE CLOSING

    2.1 Closing Date; Transactions Contemplated by this Agreement.

         (a) Date of Closing. Consummation of the transactions contemplated by this Agreement ("Closing") shall, unless another date or place is agreed in writing by the parties hereto, take place at the offices of CUB, 16030 Ventura Boulevard, Encino, California 91436, on the first Friday following the business week in which the following occurred: the last to occur of (i) the receipt of all approvals and consents and expiration of all waiting periods specified in Sections 6.1(a) and (c) hereof and (ii) satisfaction of the conditions precedent set forth in Section 6.2(t) or written waiver of such conditions by Bancorp and CUB in their sole discretion (the "Closing Date").

         (b) Transactions Contemplated. The transactions contemplated by this

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

Agreement include, without limitation, the Bank Merger (as defined in Section
1.1 (a).

    2.2 Execution of Agreement of Merger. Prior to the Closing Date, and as soon as practicable after adoption and approval of this Agreement by the shareholders of CorpBank and the shareholder of CUB, the Agreement of Merger (as amended, if necessary, to conform to any requirements of any regulatory authority having authority over the Merger) shall be executed by Bancorp, CUB and CorpBank. On the Closing Date, the Agreement of Merger, together with all requisite certificates, shall be duly filed with the OCC in accordance with applicable laws and regulations and with the California Secretary of State.

    2.3 Documents to be Delivered. At the Closing, the parties shall deliver, or cause to be delivered, such documents or certificates as may be necessary, in the reasonable opinion of counsel for any of the parties, to effectuate the transactions called for in this Agreement. If, at any time after the Effective Time of the Merger, Bancorp or the Surviving Association or its successors or assigns shall determine that any further conveyance, assignment or other documents or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

3. REPRESENTATIONS AND WARRANTIES OF CORPBANK AND CORPBANK SUBSIDIARIES

    CorpBank and CorpBank Subsidiaries (as defined in Section 3.3) represent and warrant to Bancorp and CUB as follows (exceptions to the representations and warranties set forth below and reflected in a Schedule shall be clearly labeled to identify the Schedule to which they apply and shall only be necessary at inception of the Agreement to the extent that the schedules as of August 1, 1995 previously provided shall require updating, thereafter schedules shall be updated as required herein):

    3.1 Organization, Standing and Power. CorpBank is a California corporation, duly chartered as a California state chartered bank, duly organized, validly existing and in good standing under the laws of the state of California. CorpBank has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. CorpBank is duly qualified and in good standing as a foreign corporation, and is authorized to do business, in all states or other jurisdictions (all of which are listed in Schedule 3.1(a)) in which such qualification or authorization is necessary, and there has not been any claim by any other state or jurisdiction to the effect that CorpBank is required to qualify or otherwise be authorized to do business as a foreign corporation therein. Schedule 3.1(b) contains true and correct copies of CorpBank's Articles of


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

Incorporation and Bylaws, as amended and in effect as of the date hereof.

    3.2 Capitalization. As of the date of this Agreement, the authorized capitalization of CorpBank consists solely of Five Million (5,000,000) shares of common stock, without par value ("CorpBank Stock"), of which Five Hundred Thousand (500,000) shares are issued and outstanding and One Million Dollars ($1,000,000) in principal amount of capital notes due June 30, 1997 ("Capital Notes"). All outstanding shares of capital stock of CorpBank are duly authorized and validly issued and are fully paid and nonassessable except, as provided for in Section 662 of the California Financial Code. The capital notes are validly issued and are held by eleven (11) holders. Except for stock options covering not more than 92,500 shares of CorpBank Stock granted pursuant to CorpBank's 1991 Employee Stock Option Plan, there are no outstanding options, warrants, commitments, agreements or other rights in or with respect to the unissued shares of CorpBank Stock, CorpBank Preferred Stock, or stock of any CorpBank Subsidiary or any other securities convertible into CorpBank Stock, CorpBank Preferred Stock, or stock of any CorpBank Subsidiary. 92,500 shares of CorpBank Stock are reserved for exercise of outstanding stock options under the 1991 Employee Stock Option Plan. Schedule 3.2(b) sets forth the name of each holder of a CorpBank Stock option, the number of shares of CorpBank Stock covered by each such holder's option, the exercise price per share and the expiration date of each such holder's option. Immediately prior to the Effective Time of the Merger, all issued and outstanding CorpBank Stock will have been either outstanding on the date of this Agreement, or issued upon exercise of stock options outstanding pursuant to the 1991 Employee Stock Option Plan.

    3.3 Subsidiaries. CorpBank does not own, directly or indirectly (except as pledgee pursuant to loans which are not in default), any equity position or other voting interest in any corporation, partnership, joint venture or other entity, except as set forth on Schedule 3.3. Schedule 3.3 correctly lists each Subsidiary of CorpBank (individually "CorpBank Subsidiary" or collectively "CorpBank Subsidiaries"). Each CorpBank Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation as stated in Schedule 3.3 and has the corporate power and authority to carry on its business as it is now conducted and to own, lease and operate its properties. Each CorpBank Subsidiary is duly qualified and in good standing as a foreign corporation, and is authorized to do business, in all states or other jurisdictions (all of which are listed in Schedule 3.3) in which such qualification or authorization is necessary, and there has not been any claim by any other state or jurisdiction to the effect that an CorpBank Subsidiary is required to qualify or otherwise be authorized to do business as a foreign corporation therein. Except as set forth in Schedule 3.3, CorpBank owns of record and beneficially 100% of each class of the outstanding capital stock of each CorpBank Subsidiary free and clear of any lien, encumbrance or security interest and of any adverse claim of any kind.

    3.4 Corporate Bank. CorpBank is authorized by the California Superintendent of Banks (the "Superintendent") to conduct a general banking business. CorpBank is not a member of the Federal Reserve System. CorpBank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") in the manner and to the full extent provided by law.

    3.5 Reports and Financial Statements. CorpBank has previously furnished to CUB true and complete copies of its (i) Annual Report to Shareholders for the years ended December 31, 1994, 1993 and 1992, (ii) Quarterly Call Reports for the calendar quarters ended March 31, and June 30, 1995 (iii) proxy statements relating to all meetings of shareholders (whether special or annual) during 1995, 1994, 1993 and 1992, and (iv) all other reports, registration statements or filings made by CorpBank with the Superintendent, the FDIC or the Securities and Exchange Commission ("SEC") since January 1, 1992 (collectively the "CorpBank Filings"). As of their respective dates, the CorpBank Filings and any other materials distributed to shareholders, including but not limited to proxy statements for annual shareholder meetings in 1992, 1993, 1994, and 1995, were in compliance, in all material respects, with the requirements of their respective forms and were true and complete in all material respects and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. CorpBank has also furnished to CUB its audited consolidated financial statements for the years ended December 31, 1992 and 1993, certified by Grant Thornton ("GT"). The audited consolidated financial statements of CorpBank provided to CUB or to be provided in the future and the unaudited consolidated interim financial statements previously furnished to CUB or included in the CorpBank Filings (collectively the "CorpBank Financial Statements") were (or will be) prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") and except as disclosed in the CorpBank Financial Statements or the notes thereto and present fairly the consolidated financial position of CorpBank and the CorpBank Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flow for the periods then ended, subject, in the case of the unaudited consolidated interim financial statements, to normal recurring adjustments. Neither the financial statements referred to above nor any report (including, without limitation, annual reports to shareholders, prospectus or definitive proxy statement), or any amendment or supplement thereto, filed, or to be filed, prior to the Effective Time of the Merger with the Superintendent, FDIC, OCC, or SEC by or on behalf of CorpBank contains (or will contain when furnished or filed) any untrue statement of a material fact or omits (or will omit when furnished or filed) to state a material fact necessary in order to make the statements contained therein not misleading.

    3.6 CorpBank's and CorpBank Subsidiaries' Authority. The execution and delivery by CorpBank and CorpBank Subsidiaries of this Agreement and the Agreement of Merger and, subject to the requisite approval of the shareholders of CorpBank, the consummation of the transactions contemplated hereunder or thereunder have been duly and validly authorized by all necessary corporate action on the part of CorpBank and CorpBank Subsidiaries, and this Agreement is, and the Agreement of Merger will be upon due certification, execution, acknowledgment and filing thereof in accordance with applicable law, a valid and binding obligation of CorpBank and CorpBank Subsidiaries, enforceable in accordance with their terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Schedule 3.6, neither the execution and delivery by CorpBank and CorpBank Subsidiaries of this Agreement or the Agreement of Merger, nor the consummation of the transactions contemplated herein or therein, nor compliance by CorpBank and CorpBank Subsidiaries with the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of their respective Articles of Incorporation or Bylaws; (ii) constitute a breach of, or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation to which CorpBank or any CorpBank Subsidiary is a party, or by which CorpBank or any CorpBank Subsidiary or any of their respective properties or assets are bound, except where such breach or default would not have a material adverse effect on the consolidated financial condition, results of operations or prospects of CorpBank; (iii) constitute a breach of, or result in a default (or give rise to any rights of termination, acceleration or cancellation, or any right to acquire any securities or assets) under any material agreement to which CorpBank or any CorpBank Subsidiary or any of their respective properties or assets are bound; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CorpBank or any CorpBank Subsidiary. No consent or approval of, notice to or filing with any governmental authority having jurisdiction over any aspect of the business or assets of CorpBank or any CorpBank Subsidiary, and except as set forth in Schedule 3.6 no consent or approval of or notice to or filing with any other person or entity, is required in connection with the execution and delivery by CorpBank and CorpBank Subsidiaries of this Agreement or the Agreement of Merger or the consummation by CorpBank and CorpBank Subsidiaries of the transactions contemplated hereunder or thereunder, except approval of the Merger by the shareholders of CorpBank, and such approvals as may be required by the OCC pursuant to Sections 215a and 1828(c) of Title 12 of the United States Code or any successor statutes ("Merger Statutes") or the Superintendent pursuant to California Financial Code Section 2071 or otherwise with respect to the Merger, or other applicable law; and the declaration by the SEC and state securities law regulatory authorities that the Registration Statement (as defined in Section 5.11) is effective and that Bancorp Stock to be issued in connection with the Merger is qualified under applicable state securities laws.

    3.7 Insurance. Except as set forth in Schedule 3.7, CorpBank and the CorpBank Subsidiaries have, and at all times within five years of the date of this Agreement have had, in full force and effect policies of insurance and bonds (including, without limitation, bankers' blanket bond, fidelity coverage, director and officer liability, fire, third party liability, use and occupancy) with respect to their respective assets and businesses and against casualties and contingencies which in the judgment of CorpBank and the CorpBank Subsidiaries are adequate and appropriate to cover their respective assets and businesses and are in amounts and coverages customarily provided for by similar institutions. Set forth in Schedule 3.7 is a schedule of all policies of insurance and bonds (other than title or credit insurance) carried and owned by CorpBank and the CorpBank Subsidiaries, showing the name of the insurance or bonding company, a summary of the coverage, the amounts, the deductible feature, the annual premiums and the expiration dates. If any such policy or bond is changed, terminated or modified following the date of this Agreement, such termination, change or modification shall be promptly disclosed to Bancorp and CUB in writing. Neither CorpBank nor any CorpBank Subsidiary is in default under any such policy of insurance or bond such that it could be canceled and all material claims thereunder have been filed in timely fashion. CorpBank and each CorpBank Subsidiary have filed claims with or given notice of claim to their respective insurers or bonding companies with respect to all material matters and occurrences for which they believe they have coverage.

    3.8 Proxy Statement. The Proxy Statement required pursuant to Section 5.11 and any other documents to be filed with the Superintendent, OCC, FDIC, the SEC or any regulatory authority in connection with the transactions contemplated by this Agreement with respect to all information set forth therein relating to CorpBank and the CorpBank Subsidiaries, the Merger and in respect to this Agreement and the Agreement of Merger will, at the respective times such documents are filed or become effective, and with respect to the Proxy Statement, at the time of mailing to shareholders, and at the time of the shareholders' meeting:

         (a) comply in all material respects with the provisions of all applicable regulations issued by the SEC or the OCC pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act"), and all other applicable laws and regulations; and

         (b) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which have become false or misleading.

    3.9  Books and Records.

         (a) The minute books of CorpBank and the CorpBank Subsidiaries contain
(i) true, accurate and complete records of all meetings and actions taken by the respective Boards of Directors, Board committees and shareholders of CorpBank and the CorpBank Subsidiaries and (ii) true and complete copies of their respective charter documents and bylaws and all amendments thereto. The books and records of CorpBank and the CorpBank Subsidiaries accurately reflect in all material aspects their respective businesses and affairs.

         (b) CorpBank and each of the CorpBank Subsidiaries have records which accurately and validly reflect, in all material respects, their respective transactions and accounting controls sufficient to insure that such transactions are (i) in all material respects, executed in accordance with management's general or specific authorization, and (ii) recorded in conformity with GAAP; such records, to the extent they contain important information pertaining to CorpBank or any CorpBank Subsidiary which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely pursuant to procedures and techniques reasonably adequate for companies of the sizes of CorpBank and the CorpBank Subsidiaries and in the respective businesses in which CorpBank and the CorpBank Subsidiaries are engaged; and the data processing equipment, data transmission equipment, related peripheral equipment and software used by CorpBank and the CorpBank Subsidiaries in the operations of their respective businesses (including any disaster recovery facility) to generate and retrieve such records are reasonably adequate for companies of the sizes of CorpBank and the CorpBank Subsidiaries and in the respective businesses in which CorpBank and the CorpBank Subsidiaries are engaged.

    3.10 Title to Assets. CorpBank and the CorpBank Subsidiaries have good and marketable title to all material properties and assets, other than real property, owned or purported to be owned by CorpBank and CorpBank Subsidiaries free and clear of all mortgages, liens, encumbrances, pledges or charges of any kind or nature, except for (i) liens for current taxes not yet due and payable; (ii) liens incurred in the ordinary course of business and which do not materially impair the business of CorpBank or any CorpBank Subsidiary or materially detract from the usefulness of the properties subject thereto; or (iii) such liens as are disclosed in the CorpBank Financial Statements of December 31, 1994 or in Schedule 3.10.

    3.11 Real Estate.

         (a) Schedule 3.11(a) contains a list of all real property, including leaseholds, owned by CorpBank and CorpBank Subsidiaries. True, correct and complete copies of all such leases are included in Schedule 3.11(a). Schedule 3.11(b) contains, among other things, an accurate summary of all material commitments which CorpBank or any CorpBank Subsidiary has to improve real estate owned by it. Schedule 3.11(c) contains a list of other real estate owned ("OREO") by CorpBank and CorpBank Subsidiaries. CorpBank and CorpBank Subsidiaries have good and marketable title to all the real property and valid leasehold interests in the leaseholds described in Schedules 3.11(a), (b) and
(c), free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (i) rights of lessors, co-lessees or sublessees in such matters which are reflected in the leases; (ii) current taxes not yet due and payable; (iii) such as are described in any title policies delivered pursuant to this Section 3.11; (iv) such imperfections of title and encumbrances, if any, as do not in the aggregate materially and adversely detract from the value of or materially and adversely interfere with the present use of such property; and
(v) as described in Schedule 3.11(d). True, correct and complete copies of title policies for properties described in Schedules 3.11(a) and (c) as owned by CorpBank or any CorpBank Subsidiary are included therein. To the best knowledge of CorpBank and CorpBank Subsidiaries, the activities of CorpBank and CorpBank Subsidiaries with respect to all real property and leaseholds owned by any of them for use in connection with their respective operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any governmental department or agency relative to environmental matters affecting such properties, except as otherwise disclosed in Schedule 3.11(e). CorpBank and CorpBank Subsidiaries enjoy peaceful and undisturbed possession under all material leases to which they are parties, and all of such leases are valid and in full force and effect. Except as set forth in Schedule 3.11 (g) neither CorpBank or any CorpBank Subsidiary are engaged in real estate development or in any business other than commercial banking, and have not been so engaged since August 1, 1991.

         (b) Except as set forth in Schedule 3.11(f), there has not been any generation, use, handling, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with the conduct of the business of CorpBank or any CorpBank Subsidiary that has or might result in any liability under any Environmental Law and there has never been a use of any of the real property owned by CorpBank or any CorpBank Subsidiary, that has or might result in any liability under any Environmental Law; no underground storage tanks or surface impoundments are on or in the real property owned by CorpBank or any CorpBank Subsidiary; and no asbestos or polychlorinated biphenyls are contained or located on any of the real property owned by CorpBank or any Corp Bank Subsidiary.

         The term "Hazardous Substances" as used herein shall mean (i) substances that are defined or listed in, or otherwise classified pursuant to, or the use or disposal of which are regulated by, any Environmental Law as "hazardous substances," "hazardous materials," "hazardous wastes," "toxic substances," or any other formulation intended to define, list, or classify substances by reason of deleterious properties such as ignitability, corrosivity, reactivity, carcinogenicity, reproductive toxicity, or "EP toxicity;" (ii) oil, petroleum or petroleum derived from substances and drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas, or geothermal resources;
(iii) any flammable substances or explosives, any radioactive materials, any hazardous wastes or substances, any toxic wastes or substances or any other materials or pollutants which pose a hazard to any property or to Persons on or about such property; and (iv) asbestos in any form or electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of 50 parts per million.

         The term "Environmental Law" as used herein shall mean any federal, state, provincial or local statute, law, ordinance, rule, regulation, order, consent, decree, judicial or administrative decision or directive of the United States or other jurisdiction whether now existing or as hereinafter promulgated, issued or enacted relating to: (A) pollution or protection of the environment, including natural resources; (B) exposure of persons, including employees, to Hazardous Substances or other products, materials or chemicals; (C) protection of the public health or welfare from the effects of products, by-products, wastes, emissions, discharges or releases of chemical or other substances from industrial or commercial activities; or (D) regulation of the manufacture, use or introduction into commerce of substances, including, without limitation, their manufacture, formulation, packaging, labeling, distribution, transportation, handling, storage and disposal. For the purposes of this definition the term "Environmental Law" shall include, without limiting the foregoing, the following statutes, as amended from time to time: (1) the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq.; (2) the Federal Water Pollution

Control Act, as amended, 33 U.S.C. Section 1251 et seq.; (3) the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. Section 6901 et seq., (4) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (including the Superfund Amendments and Reauthorization Act of 1986), 42 U.S.C. Section 2601 et seq.; (5) the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601 et seq.; (6) the Occupational Safety and Health Act, as amended, 29 U.S.C. Section 651; (7) the Emergency Planning and Community Right-To-Know Act of 1986, 42 U.S.C. Section 1101 et seq.; (8) the Mine Safety and Health Act of 1977, as amended, 30 U.S.C. Section 801 et seq.; (9) the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; and (10) all comparable state and local laws, laws of other jurisdictions or orders and regulations including, but not limited to, the Carpenter-Presley-Tanner Hazardous Substance Account Act, Cal. Health & Safety Code Section 25300 et seq.

    3.12 Legal Proceedings; Agreements with Banking Authorities.

         (a) Except as set forth on Schedule 3.12(a), there is no private or governmental suit, claim, action, arbitration or proceeding pending, nor any private or governmental suit, claim, action, arbitration or proceeding to CorpBank's or any CorpBank Subsidiary's knowledge threatened, nor does CorpBank or any CorpBank Subsidiary know of any facts or circumstances which would form a basis for any such suit, claim, action, arbitration or proceeding against CorpBank or any CorpBank Subsidiary or against any of their respective directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of CorpBank or any CorpBank Subsidiary. Also, except as provided on Schedule 3.12(a), there are no judgments, decrees, stipulations or orders against CorpBank or any CorpBank Subsidiary enjoining it or any of its respective directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area. Schedule 3.12(b) contains summary reports of CorpBank's and CorpBank Subsidiaries' attorneys on all pending litigation to which CorpBank or any CorpBank Subsidiary is a party and which names CorpBank or any CorpBank Subsidiary as a defendant or cross-defendant. Schedule 3.12(c) contains a true, correct and complete list of all pending litigation in which CorpBank or any CorpBank Subsidiary is a named party.

         (b) Except as set forth on Schedule 3.12(d), neither CorpBank nor any CorpBank Subsidiary is a party to any agreement or memorandum of understanding with any federal, state or foreign governmental or regulatory authority charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits that restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or investment policies or its management.

    3.13 Taxes. Except as set forth on Schedule 3.13, (i) all federal income tax returns, all state tax returns, and all real and personal property, sales, use and other tax returns and reports that are required by law to be filed by or on behalf of CorpBank or any CorpBank Subsidiary have been duly prepared and filed;
(ii) all taxes shown to be due and payable by CorpBank or any CorpBank Subsidiary on those returns, or which are otherwise due and payable, whether disputed or not, have been paid or the liability therefor is reflected in the CorpBank Financial Statements; (iii) CorpBank and CorpBank Subsidiaries have paid or deposited all taxes, tax penalties or interest owed by them or which they are obligated to withhold and deposit from amounts paid to any employee, creditor, depositor or third party; and (iv) CorpBank and CorpBank Subsidiaries have complied with all reporting requirements of the Internal Revenue Code of 1986 or its predecessor statutes as applicable (the "Code") including, but not limited to, obtaining taxpayer identification numbers. The current status of any audits of those returns by the Internal Revenue Service or other applicable agencies is as set forth in Schedule 3.13. There are no agreements by CorpBank or any CorpBank Subsidiary waiving a statute of limitations or extending the time for assessment or payment of any taxes payable by any of them.

    3.14 Compliance with Laws and Regulations.

         (a) Except as set forth on Schedule 3.14, neither CorpBank nor any CorpBank Subsidiary is in default under or in breach of any law, ordinance, rule, regulation, order, judgment or decree applicable to it promulgated by any governmental agency having authority over it, where such default or breach would have the lesser of: (I)a material adverse effect on the consolidated financial condition, results of operations, business or prospects of CorpBank; or (ii) a $15,000 cost or penalty.

         (b) CorpBank and each of the CorpBank Subsidiaries have conducted their businesses in accordance with all applicable federal, foreign, state and local laws, regulations and orders including, without limitation, disclosure, usury, equal credit opportunity, truth in lending, equal employment, fair credit reporting, antitrust, licensing and other laws, regulations and orders, and the forms, procedures and practices used by CorpBank and each of the CorpBank Subsidiaries are in compliance with such laws, regulations and orders except for such violations or non-compliance as will not have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of CorpBank.

    3.15 Performance of Obligations. Except as set forth on Schedule 3.15, CorpBank and CorpBank Subsidiaries have performed in all respects all of the obligations required to be performed by them to date and are not in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other covenant to which CorpBank or any CorpBank Subsidiary is a party or is subject or is otherwise bound, and no event has occurred which, with the giving of notice or the passage of time or both, would constitute such default or breach, where such default or breach would have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of CorpBank. No party with whom CorpBank or any CorpBank Subsidiary has an agreement which is material to the consolidated financial condition, results of operations or prospects of CorpBank is in default thereunder, except for certain loans made by the Bank which have been identified to Bancorp and CUB.

    3.16 Employees. Except as set forth in Schedule 3.16(a), there are no understandings for the employment of any officer or employee of CorpBank or any CorpBank Subsidiary which are not terminable by CorpBank or any CorpBank Subsidiary without liability on not more than 30 days' notice. Except as set forth in Schedule 3.16(b), there are no material controversies pending or threatened between (i) CorpBank or any CorpBank Subsidiary and (ii) any of their respective current or former employees. Except as disclosed in the CorpBank Financial Statements at December 31, 1993 or 1994 or on Schedule 3.16(c), all material sums due for employee compensation and benefits (including vacation and sick leave ) have been duly and adequately paid or provided for and all deferred compensation obligations are fully funded. Neither CorpBank nor any CorpBank Subsidiary is a party to any collective bargaining agreement with respect to any of their respective employees or any labor organization to which their employees or any of them belong. Except as set forth on Schedule 3.16(c), no director, officer or employee of CorpBank or any CorpBank Subsidiary is entitled to receive any payment of any amount under any existing employment agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement.

    3.17 Brokers and Finders. Neither CorpBank nor any CorpBank Subsidiary is a party to any agreement with any investment banker, broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for or contemplated herein will result in any liability to any such investment banker, broker or finder. CorpBank agrees to indemnify and hold Bancorp and CUB harmless from and against any and all claims, liabilities or obligations with respect to any fees, commissions or expenses asserted by any person on the basis of any act, statement, agreement or commitment alleged to have been made by CorpBank or any CorpBank Subsidiaries or affiliates relating to the employment of any such investment broker, broker or finder relating to the execution of this Agreement or the consummation of the transactions contemplated hereby.

    3.18 Material Contracts. Except as set forth on Schedule 3.18 or excepted below, neither CorpBank nor any CorpBank Subsidiary is a party to any material contract, agreement, understanding, commitment or offer, whether written or oral, which may become a binding obligation if accepted by another person (collectively referred to as an "Understanding") including the following:

         (a) Any loan, letter of credit, pledge, security agreement, lease (excluding leases of real property listed on Schedule 3.11(a)), guarantee, commitment or subordination agreement or other similar or related type of Understanding as to which CorpBank or any CorpBank Subsidiary is a debtor, pledgor, lessee or obligor;

         (b) Any Understanding dealing with advertising, brokerage, licensing, dealership, representative or agency relationships providing for an aggregate annual payment in excess of $5,000;

         (c) Any profit-sharing, group insurance, bonus, deferred compensation, stock option, severance pay, pension, retirement or other employee benefit plan;

         (d) Any written correspondent banking contracts;

         (e) Any Understanding (other than this Agreement) for the sale of their respective assets other than in the ordinary course of business or for the grant of any preferential right to purchase any of their respective assets, properties or rights, or any Understanding which requires the consent of any third party to the transfer and assignment of any assets, properties or rights;

         (f) Any Understanding which provides for an annual payment in excess of $5,000 in the aggregate to purchase, sell or provide services, materials, supplies, merchandise, facilities or equipment and which is not terminable without penalty on not more than 30 days' notice;

         (g) Any Understanding for any one capital expenditure or series of capital expenditures which is in excess of $5,000 individually or $10,000 in the aggregate;

         (h) Any Understanding to make, renew or extend the term of a loan (not fully disbursed or funded as of DECEMBER 31, 1994) to any person or to any affiliate of such person, which undisbursed or unfunded amounts, when aggregated with all outstanding indebtedness of such person or any affiliate of such person to

CorpBank or any CorpBank Subsidiary, would exceed $25,000. The term "person" as used herein and throughout this Agreement shall mean any individual, corporation, association, partnership, joint venture or other entity or any government or governmental department or agency. The term "affiliate of" or a person "affiliated with" a specific person as used herein and throughout this Agreement shall mean a person that directly or indirectly through one or more intermediaries controls or is controlled by or under common control with the persons specified;

         (i) Any Understanding of any kind, except for deposit relationships, with any director or officer of CorpBank or any CorpBank Subsidiary or with any affiliate or any member of the immediate family of any such director or officer. Such understandings shall include, but not be limited to, any director or officer indemnification agreements. The term "immediate family" as used herein and throughout this Agreement shall mean a person's spouse, parents, in-laws, children and siblings;

         (j) Any Understanding which would be terminable other than by CorpBank or any CorpBank Subsidiary as a result of the consummation of the transactions contemplated by this Agreement;

         (k) Any contract of participation with any other bank in any loan entered into by CorpBank or any CorpBank Subsidiary subsequent to December 31, 1994 in excess of $100,000 or any sales of assets of CorpBank or any CorpBank Subsidiary with recourse of any kind to CorpBank or any CorpBank Subsidiary except the sale of mortgage loans, servicing rights, repurchase or reverse repurchase agreements, securities or other financial transactions in the ordinary course of business;

         (l) Any Understanding of any kind that binds CorpBank or any CorpBank Subsidiary and contains a covenant not to compete or restricts in any other manner the ability of CorpBank to engage in or conduct any activity; or

         (m) Any Understanding not otherwise disclosed or excepted pursuant to this Section 3.18 which is material to the consolidated financial condition, results of operations, assets or business of CorpBank.

         True and correct copies of all documents relating to the foregoing Understandings are attached as Schedule 3.18.

    3.19 Absence of Certain Changes. Except as set forth on Schedule 3.19, since JUNE 30, 1995 the businesses of CorpBank and CorpBank Subsidiaries have been conducted diligently and only in the ordinary course, in the same manner as theretofore conducted, and there has not been any:

         (a) Material adverse change in, or development which is likely to result in a material adverse change in or affect, the business, prospects, financial position, management, shareholders' equity or results of operations of CorpBank on a consolidated basis;

         (b) Damage, destruction or loss to property (whether or not covered by insurance) individually or in the aggregate that materially and adversely affects the financial condition, property, business or prospects of CorpBank on a consolidated basis;

         (c) Material contract, agreement, license or understanding which CorpBank or any CorpBank Subsidiary has entered into or to which CorpBank or any CorpBank Subsidiary is a party which has been terminated or amended other than in the ordinary course of business;

         (d) Capital expenditure exceeding $5,000 individually or $25,000 in the aggregate;

         (e) Labor trouble, dispute or problem of any character involving employees having a material adverse effect upon the financial condition, property, business or prospects of CorpBank on a consolidated basis;

         (f) Change in accounting policies or practices;

         (g) Material revaluation by CorpBank on a consolidated basis of any of its assets except as required by GAAP;

         (h) Increase in the salary schedule, compensation, rate, fees or commissions, or the declaration, payment, commitment or obligation of any kind directly or indirectly through the payment by CorpBank or any CorpBank Subsidiary of a bonus or other additional salary, compensation, fee or commission to any person, except for additional sums for increases paid in accordance with employment contracts disclosed in Schedule 3.18 or paid in a manner consistent with past practice in accordance with policies of CorpBank and CorpBank Subsidiaries disclosed to Bancorp and CUB in writing prior to the date hereof;

         (i) Sale, assignment or transfer of any asset of CorpBank or any CorpBank Subsidiary except in the usual and ordinary course of business;

         (j) Mortgage, pledge or encumbrance of any asset of CorpBank or any CorpBank Subsidiary other than liens for taxes not yet due, pledges or security interests given in connection with the acceptance of repurchase agreements or government deposits, and as set forth in Sections 3.10 and 3.11;

         (k) Declaration, setting aside or payment of any interest or dividend with respect to any CorpBank security;

         (l) Waiver or release of any right or claim of CorpBank or any CorpBank Subsidiary except in the usual and ordinary course of business; or

         (m) Declaration, setting aside or payment of any dividend or distribution with respect to CorpBank Stock, or the stock of any CorpBank Subsidiary or the issuance of any shares of, or options to purchase, CorpBank Stock, or any other securities of CorpBank or any securities of any CorpBank Subsidiary, or the direct or indirect redemption, acquisitions, repurchase or other acquisition of securities of CorpBank or any CorpBank subsidiary by CorpBank or any CorpBank subsidiary.

    3.20 Licenses and Permits. CorpBank and CorpBank Subsidiaries have all licenses and permits which are necessary for the conduct of their respective businesses and such licenses are in full force and effect. The properties and operations of CorpBank and CorpBank Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable laws and regulations.

    3.21 Undisclosed Liabilities. Neither CorpBank nor any CorpBank Subsidiaries have any liabilities or obligations, either accrued or contingent, which are material to CorpBank on a consolidated basis and which have not been either (i) reflected or disclosed in the CorpBank Financial Statements as of December 31, 1994 or as of June 30, 1995; (ii) incurred subsequent to December 31, 1994 in the ordinary course of business; or (iii) disclosed in Schedule 3.21. CorpBank knows of no basis for the assertion against it or any CorpBank Subsidiary of any liability, obligation or claim (including, without limitation, that of any regulatory authority or Environmental Law or Hazardous Substance) that might result in or cause material adverse change in the consolidated financial condition, results of operations or prospects of CorpBank which is not fairly reflected in the CorpBank Financial Statements or otherwise disclosed in the Schedules to this Agreement.

    3.22 Loans and Investments. All loans and investments of CorpBank and CorpBank Subsidiaries are in all material respects legal, enforceable and authorized under applicable federal and state laws and regulations except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Schedule 3.22, no loans or investments held by CorpBank or CorpBank Subsidiaries are, at June 30, 1995 (i) more than 60 days past due with respect to any scheduled payment of principal or interest; (ii) classified as "loss," "doubtful," "substandard," "special mention" or "criticized" by federal or state banking regulators; or (iii) on a non-accrual status in accordance with CorpBank and CorpBank Subsidiaries' loan review procedures. None of such investments are subject to any restriction, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such investment at any time, except restrictions on the public distribution or transfer of such investments under the Securities Act of 1933, as amended ("Securities Act"), and the regulations thereunder, or state securities laws.

         (a) As to the loans made by CorpBank and each of them, except as set forth on Schedule 3.22(a):

             (i) CorpBank is the sole owner and holder of each such loan and the documents related thereto;

             (ii) CorpBank has full right and authority to sell, assign and transfer such Loan, in the event such a sale is desired;

             (iii)  No participation has been sold in such loan;

             (iv) Such loan complied, as of its date of origination with, or is exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury, any and all other requirements of any federal, state or local laws, including, without limitation, truth in lending, real estate settlement procedures, equal credit opportunity or disclosure laws, all laws applicable to such loans have been complied with since the date of origin of such loan;

             (v) The origination, servicing and collection practices used by CorpBank with respect to each Loan have been in all respects legal, proper and prudent and have met customary standards utilized by lenders in their relevant lending business;

             (vi) Each of the related note and other agreements executed in connection therewith with regard to any loan, is the legal, valid and binding obligation of the maker thereof, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting he enforcement of creditors' rights generally, and by general principles of equity, and there is no offset, defense, counterclaim or right to rescission with respect to the note, any guaranty, pledge or other agreements;

             (vii) The loan or any of the terms or conditions thereof have not been waived, modified, altered, satisfied, canceled or subordinated in any respect or rescinded and no collateral for the loan has been released in whole or in any part, except as set forth in the written loan records of CorpBank;

             (viii) There is no default, breach, violation or event of acceleration existing under the Loan or the related documents or note, and no event (other than payments due but not yet delinquent) has occurred which, with the passage of time or with notice and the expiration of any grace or cure period, would, constitute a default, breach, violation or event of acceleration which is not set forth in the books and records of CorpBank; CorpBank has not waived any material default, breach, violation or event of acceleration of any of the foregoing, except as set forth in the books and records of CorpBank; and

             (ix) The related note and other agreements contain customary and enforceable provisions such as to render the rights and remedies of the holder thereof adequate for the realization of the benefits of any security or collateral.

    3.23 Employee Benefit Plans.

         (a) Neither CorpBank nor any CorpBank Subsidiary has, or contributes to, any pension, profit-sharing, option, other incentive plan, or any other type of Employee Benefit Plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), or has any obligation or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance, or other benefits, except as set forth in Schedule 3.23(a). Attached as Schedule 3.23(b) are true and correct copies signed by the Chief Executive Officer and Chief Financial Officer of CorpBank of all documents evidencing plans, obligations or arrangements referred to in Schedule 3.23(a) (or true and correct written summaries as initialed of such plans, obligations or arrangements to the extent not evidenced by documents) and true and correct copies of all documents evidencing trusts related to any such plans. The documents attached to Schedule 3.23(a) shall include: (i) the Form 5500 which was filed in each of the three most recent plan years or such shorter period of time during which each of the plans was in existence, including without limitation all schedules thereto; (ii) the most recent determination letter from the Internal Revenue Service; (iii) the statement of assets and liabilities as of the most recent valuation date for each of the defined benefit pension plans;
(iv) the most recent plan document, together with all amendments; (v) the most recent summary plan description for each plan, to the extent it is required by law, and (vi) the most recent trust agreement for each plan, to the extent required by law, together with all amendments.

         (b) If any Employee Benefit Plan of CorpBank or any CorpBank Subsidiary were to be terminated not later than the day prior to the date of the Closing,
(i) no liability under Title IV of ERISA would be incurred by CorpBank or any CorpBank Subsidiary and (ii) all benefits accrued to such day prior to the Closing Date (whether or not vested) under any defined benefit plan would be fully funded in accordance with the assumptions contained in the regulations of the Pension Benefit Guaranty Corporation governing the funding of terminated defined benefit plans. All accrued liabilities (for contributions or otherwise) of CorpBank or any CorpBank Subsidiary as of the Closing Date to each Employee Benefit Plan and with respect to each obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance or other benefits have been paid and no payment to any such Employee Benefit Plan or with respect to any such obligation or arrangement since December 31, 1994 has been disproportionately large compared to prior payments. For purposes of the preceding sentence, accrued liabilities shall include a pro rata contribution to each Employee Benefit Plan or with respect to each such obligation or arrangement for that portion of a plan year or other applicable period which precedes the Closing Date, and accrued liabilities for any portion of a plan year or other applicable period shall be determined by multiplying the liability for the entire such year or period by a fraction, the numerator of which is the number of days preceding the date of the Closing Date in such year or period and the denominator of which is the number of days in such year or period, as the case may be.

         (c) There has been no violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a penalty has been or may be imposed with respect to any such Employee Benefit Plan of CorpBank or any CorpBank Subsidiary. No such Employee Benefit Plan or related trust has any liability of any nature, accrued or contingent, including without limitation liabilities for federal, state, local or foreign taxes, other than for routine payments to be made in due course to participants and beneficiaries, except as set forth in Schedule 3.23(c). There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, or to the knowledge of CorpBank or any CorpBank Subsidiary, threatened (or any basis therefor known to CorpBank or any CorpBank Subsidiary) with respect to any such Employee Benefit Plan or related trust or with respect to any fiduciary, or to the knowledge of CorpBank or any CorpBank Subsidiary, administrator or sponsor (in its capacity as such) of any such Employee Benefit Plan. No such Employee Benefit Plan or related trust and no obligation or arrangement is in violation of, or in default with respect to, any law, rule, regulation, order, judgment or decree nor is CorpBank or any CorpBank Subsidiary or any such Employee Benefit Plan or any related trust required to take any action in order to avoid violation or default. No event has occurred or (to the knowledge of CorpBank and CorpBank Subsidiaries) is threatened or about to occur which would constitute a prohibited transaction under Section 406 of ERISA.

         (d) The Internal Revenue Service has issued determinative letters to the effect that each Pension Plan (as defined in Section 3(2) of ERISA) maintained for the employees of CorpBank or any CorpBank Subsidiary that is intended by CorpBank to be a qualified plan under Section 401(a) of the Code and any related trust is an exempt trust under Section 501 of the Code. and nothing has occurred that would jeopardize the tax qualified status of such Pension Plan or the tax exempt status of its associated trust. No event has occurred that will subject any such Pension Plan to a material amount of tax under Section 511 of the code. Any such Pension Plan which has engaged in a merger, consolidation with any other plan or transfer of assets or liabilities from any other plan, has done so incompliance with applicable law in all material respects. Each such Pension Plan has been operated in accordance with its terms. To the best knowledge of CorpBank and CorpBank Subsidiaries, no investigation or review by the Internal Revenue Service is currently pending or is contemplated in which the Internal Revenue Service has asserted or may assert that any such Pension Plan which is intended by CorpBank to be qualified is not qualified under
Section 401(a) of the Code or that any related trust is not exempt under Section 501 of the Code. No assessment of any federal income taxes has been made or (to the knowledge of CorpBank and CorpBank Subsidiaries) is contemplated against any CorpBank- or any CorpBank Subsidiary-related trust or any Pension Plan or the basis of a failure of such qualification or exemption. Form 5500's have been timely filed with respect to all such Pension Plans to the extent required under applicable law. No event has occurred or (to the knowledge of CorpBank and CorpBank Subsidiaries) is threatened or about to occur which would constitute a reportable event within the meaning of Section 4043(b) of ERISA. No notice of termination has been filed by the plan administrator pursuant to Section 4041 of ERISA or issued by the Pension Benefit Guaranty Corporation pursuant to Section 4042 of ERISA with respect to any such Pension Plan.

         (e) Neither CorpBank nor any CorpBank Subsidiary contributes to any multi-employer Pension Plan within the meaning of Section 3(37) of ERISA.

         (f) Each Pension Plan maintained by CorpBank or to which CorpBank contributes has been amended to comply with the requirements of the Tax Reform Act of 1986 and later legislation on a timely basis and has been submitted or will be submitted to the Internal Revenue Service for a determination on such Pension Plan's qualifies status prior to the expiration of the remedial amendment period set forth under Section 401(b) of the Code.

         (g) Neither CorpBank nor any CorpBank subsidiary sponsor or participate in, and has not sponsored or participated in, any employee benefit pension plan to which Section 4021 of ERISA applies that would create a material amount of liability to CorpBank or any CorpBank Subsidiary under Title IV of ERISA.

         (h) All group health plans of CorpBank have been operated in compliance with the group health plan continuation coverage requirements of Section 4980B of the Code in all material respects, to the extent such requirements are applicable.

         (i) Except as referred to on Schedule 3.23(a) CorpBank does not maintain any employee benefit plan or employment agreement pursuant to which any material benefit or other payment will be required to be made by CorpBank or pursuant to which any other material benefit will accrue on or vest in any director, officer or employee of CorpBank, in either case solely as a result of consummation of the transactions contemplated in this Agreement.

    3.24 Loan Servicing Portfolio. Except as set forth on Schedule 3.24, neither CorpBank nor any CorpBank Subsidiary services loans owned in whole or in part by other persons.

    3.25 Filings. Since January 1, 1995, CorpBank and each CorpBank Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Superintendent (b) the Federal Reserve Bank of San Francisco ("Fed") or any Federal Reserve Bank, (c) the FDIC, and (d) any other applicable federal, foreign, state or local governmental or regulatory authorities. Since January 1, 1993, CorpBank and each CorpBank Subsidiary have filed all required call reports of condition and income with all appropriate bank regulatory agencies. All such reports, registrations and filings are collectively referred to as the "CorpBank Regulatory Filings." Upon request by CUB and subject to applicable legal restrictions, CorpBank will promptly provide to CUB all CorpBank Regulatory Filings filed by CorpBank or any CorpBank Subsidiary since January 1, 1993 together with copies of any orders or other administrative actions taken in connection with such CorpBank Regulatory Filings. As of their respective dates, each of the past CorpBank Regulatory Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any of such Filings that was intended to present the financial position of the entities or entity to which it related fairly presented the financial position of such entities or entity and was prepared in accordance with GAAP or applicable banking regulations consistently applied except as stated therein during the periods involved.

    3.26 Powers of Attorney. No material power of attorney or similar authorization given by CorpBank or any CorpBank Subsidiary is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

    3.27 Accuracy and Current Status of Information Furnished. The representations and warranties made by CorpBank and CorpBank Subsidiaries hereby or in the Schedules attached hereto and or the schedule previously delivered as of August 1, 1995 (which are incorporated herein by reference and which fully disclose any exceptions to CorpBank warranties for the period from December 31, 1994 to August 1, 1995, as if required and set forth herein), contain no statements of fact which are untrue or misleading, or omit any material fact which is necessary under the circumstances to prevent the statements contained herein or in such Schedules from being misleading. CorpBank and CorpBank Subsidiaries hereby covenant that they shall, not later than the 15th day of each calendar month between the date hereof and the Closing Date, amend or supplement the Schedules prepared and delivered pursuant to this Article 3 to ensure that the information set forth in such Schedules accurately reflects the then-current status of CorpBank and all CorpBank Subsidiaries. CorpBank and CorpBank Subsidiaries shall further amend or supplement the Schedules as of the Closing Date if necessary to reflect any additional changes in the status of CorpBank or any CorpBank Subsidiary.

    3.28 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of CorpBank and CorpBank Subsidiaries set forth in this Agreement shall be deemed to be made on and as of the date hereof (unless otherwise set forth in the Schedules hereto) and as of the Closing Date. The representations, warranties, covenants and agreements of CorpBank set forth in the Schedules previously delivered as of August 1, 1995, shall be deemed to made on and as of the date hereof (unless otherwise set forth in the Schedules hereto) and of the Closing Date.

    3.29 Sale of Real Estate Development Subsidiary. The sale of Corporate Investment Company by CorpBank was a sale of all the outstanding shares and interests held by CorpBank in such entity. Such sale was without recourse and all representations or warranties made by CorpBank in connection with such transaction have been terminated. CorpBank has no indemnity obligations to any party for breaches of representations, warranties, covenants or any agreements in connection with such sale.

    3.30 Information furnished by CorpBank and CorpBank Subsidiaries. No information relating to CorpBank or CorpBank Subsidiaries furnished to CUB or Bancorp for the Registration Statement referred to in Section 5.11, including al amendments and supplements thereto, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. In the event of any occurrence prior to the effective date of the Registration Statement which would cause any material information relating to CorpBank or CorpBank subsidiaries to be untrue or misleading, CorpBank shall so notify CUB and Bancorp and shall furnish CUB and Bancorp with such information as may be necessary to correct any such deficiencies.

4.  REPRESENTATIONS AND WARRANTIES OF BANCORP AND CUB

    Bancorp and CUB represent and warrant to CorpBank as follows (exceptions to the representations and warranties herein shall be listed on schedules as listed below and shall be necessary only to the extent of changes from those schedules previously delivered to CorpBank by Bancorp and CUB):

    4.1 Organization, Standing and Power. Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. CUB is a national banking association, duly organized and validly existing and in good standing under the laws of the United States of America and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

    4.2 Bancorp Capital Stock. The authorized capital stock of Bancorp at December 31, 1994 consisted of 20,000,000 shares of Bancorp Stock, without par value ("Bancorp Common Stock"), of which there were 4,467,318 issued and outstanding, and 10,000,000 shares of preferred stock, without par value ("Bancorp Preferred Stock"), of which there were none issued and outstanding. All of the outstanding shares of Bancorp Stock are duly authorized, validly issued and are fully paid and nonassessable. When issued, Bancorp Stock to be issued pursuant to the Merger will have been duly and validly authorized, issued and outstanding and will be fully paid and nonassessable.

    4.3 Subsidiaries. With the exception of CUB, Bancorp does not own, directly or indirectly (except as pledgee pursuant to loans which are not in default), any equity position or other voting interest in any corporation, partnership, joint venture or other entity. Bancorp owns of record and beneficially 100% of each class of the outstanding capital stock of CUB free and clear of any lien, encumbrance or security interest and of any adverse claim of any kind.

    4.4 California United Bank, National Association. CUB is authorized by the OCC to conduct a general banking business. CUB is a member of the Federal Reserve System. CUB's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") in the manner and to the full extent provided by law. The authorized capital stock of CUB at December 31, 1994, consisted of 540,000 shares of CUB Common Stock, $5.00 par value, of which there were 472,973 issued and outstanding. All of the outstanding shares of CUB Stock are validly issued, fully paid and nonassessable, except as provided for in Section 55 of Title 12 of the United States Code.

    4.5 Bancorp Reports. Bancorp has previously furnished to CorpBank true and complete copies of its (i) Annual Report on Form 10-K for the years ended December 31, 1994, 1993 and 1992, (ii) Quarterly Reports on Form 10-Q for the calendar quarters ended March 31, and June 30, 1995, (iii) proxy statements relating to all meetings of shareholders (whether special or annual) during 1994 and 1995, and (iv) all other reports, registration statements or filings made by Bancorp with the SEC since January 1, 1993. Such reports, registration statements and other filings, together with any amendments thereof, are collectively referred to as the "Bancorp SEC Filings". As of their respective dates, the Bancorp SEC Filings were (or will be when filed) in compliance, in all material respects, with the requirements of their respective forms and were (or will be when filed) true and complete in all material respects and did not (or will not when filed) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and the unaudited interim financial statements included in the Bancorp SEC Filings were (or will be) prepared in accordance with GAAP and present (or will present) fairly the consolidated financial position of Bancorp and its subsidiaries as of the dates thereof and the consolidated results of their operations and cash flow for the periods then ended, subject, in the case of the unaudited interim financial statements, to normal recurring adjustments. Neither the financial statements



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

referred to above nor any report (including, without limitation, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K), prospectus, or any amendment or supplement thereto, filed, or to be filed, prior to the Effective Time of the Merger with the SEC by or on behalf of Bancorp contained (or will contain when furnished or filed) any untrue statement of a material fact or omitted (or will omit when furnished or filed) to state a material fact necessary in order to make the statements contained therein not misleading.

    4.6 Bancorp's and Bancorp Subsidiaries' Authority. The execution and delivery by Bancorp and CUB of this Agreement and the Agreement of Merger and, subject to the requisite approval of the shareholder of CUB, the consummation of the transactions contemplated hereunder or thereunder, have been duly and validly authorized by all necessary corporate action on the part of Bancorp and CUB, and this Agreement is, and the Agreement of Merger will be upon due certification, execution, acknowledgment and filing thereof in accordance with applicable law, a valid and binding obligation of Bancorp and CUB, enforceable in accordance with their terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Schedule 4.6, neither the execution and delivery by Bancorp and CUB of this Agreement or the Agreement of Merger, nor the consummation of the transactions contemplated herein or therein, nor compliance by Bancorp and CUB with the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of their respective Articles of Incorporation, Articles of Association or Bylaws; (ii) constitute a breach of, or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation to which Bancorp CUB is a party, or by which Bancorp or CUB or any of their respective properties or assets are bound, except where such breach or default would not have a material adverse effect on the consolidated financial condition, results of operations or prospects of Bancorp; (iii) constitute a breach of, or result in a default (or give rise to any rights of termination, acceleration or cancellation, or any right to acquire any securities or assets) under any material agreement to which Bancorp or CUB or any of their respective properties or assets are bound; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Bancorp or CUB. No consent or approval of, notice to or filing with any governmental authority having jurisdiction over any aspect of the business or assets of Bancorp or CUB, and except as set forth in Schedule 4.6 no consent or approval of or notice to or filing with any other person or entity, is required in connection with the execution and delivery by Bancorp and CUB of this Agreement or the Agreement of Merger or the consummation by Bancorp and CUB of the



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

transactions contemplated hereunder or thereunder, except approval of the Merger by the shareholder of CUB, and such approvals as may be required by the OCC pursuant to Sections 215a and 1828(c) of Title 12 of the United States Code or any successor statutes ("Merger Statutes") with respect to the Bank Merger; such approvals as may be required by the Federal Reserve Board with respect to the transactions contemplated herein and in the Merger Agreement, such approvals by the Superintendent as may be required and the declaration by the SEC and state securities law regulatory authorities that the Registration Statement (as defined in Section 5.11) is effective and that Bancorp Stock to be issued in connection with the Merger is qualified under applicable state securities laws.

    4.7 Insurance. Except as set forth in Schedule 4.7, Bancorp and CUB have, and at all times within two years of the date of this Agreement have had, in full force and effect policies of insurance and bonds (including, without limitation, bankers' blanket bond, fidelity coverage, director and officer liability, fire, third party liability, use and occupancy) with respect to their respective assets and businesses and against casualties and contingencies which in the judgment of Bancorp and CUB are adequate and appropriate to cover their respective assets and businesses and are in amounts and coverages customarily provided for by similar institutions. Set forth in Schedule 4.7 is a schedule of all policies of insurance and bonds (other than title or credit insurance) carried and owned by Bancorp and CUB, showing the name of the insurance or bonding company, a summary of the coverage, the amounts, the deductible feature, the annual premiums and the expiration dates. Neither Bancorp nor CUB is in default under any such policy of insurance or bond such that it could be canceled and all material claims thereunder have been filed in timely fashion. Bancorp and CUB have filed claims with or given notice of claim to their respective insurers or bonding companies with respect to all material matters and occurrences for which they believe they have coverage.

    4.8  Registration Statement. The Registration Statement required pursuant to
Section 5.11 and any other documents to be filed with the OCC, the SEC or any regulatory authority in connection with the transactions contemplated by this Agreement with respect to all information set forth therein relating to Bancorp and CUB, the Merger and in respect to this Agreement and the Agreement of Merger will, at the respective times such documents are filed or become effective, and with respect to the Proxy Statement, at the time of mailing to shareholders, and at the time of the shareholders' meeting:

         (a) comply in all material respects with the provisions of all applicable regulations issued by the SEC or the OCC pursuant to the Securities Exchange Act of 1934, as amended ("1934 Act"), and all other applicable laws and regulations;

and

         (b) do not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which have become false or misleading.

    4.9  Books and Records.

         (a) The minute books of Bancorp and CUB contain (i) true, accurate and complete records of all meetings and actions taken by the respective Boards of Directors, Board committees and shareholders of Bancorp and CUB and (ii) true and complete copies of their respective charter documents and bylaws and all amendments thereto. The books and records of Bancorp and CUB accurately reflect in all material aspects their respective businesses and affairs.

         (b) Bancorp and CUB have records which accurately and validly reflect, in all material respects, their respective transactions and accounting controls sufficient to insure that such transactions are (i) in all material respects, executed in accordance with management's general or specific authorization, and
(ii) recorded in conformity with GAAP; such records, to the extent they contain important information pertaining to Bancorp or CUB which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely pursuant to procedures and techniques reasonably adequate for companies of the sizes of Bancorp and CUB and in the respective businesses in which Bancorp and CUB are engaged; and the data processing equipment, data transmission equipment, related peripheral equipment and software used by Bancorp and CUB in the operations of their respective businesses (including any disaster recovery facility) to generate and retrieve such records are reasonably adequate for companies of the sizes of Bancorp and CUB and in the respective businesses in which Bancorp and CUB are engaged.

    4.10 Title to Assets. Bancorp and CUB have good and marketable title to all material properties and assets, other than real property, owned or purported to be owned by Bancorp and CUB free and clear of all mortgages, liens, encumbrances, pledges or charges of any kind or nature, except for (i) liens for current taxes not yet due and payable; (ii) liens incurred in the ordinary course of business and which do not materially impair the business of Bancorp or CUB or materially detract from the usefulness of the properties subject thereto; or (iii) such liens as are disclosed in the Bancorp Financial Statements of December 31, 1994 or in Schedule 4.10.



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

    4.11 Real Estate. Schedule 4.11(a) contains a list of all real property, including leaseholds, owned by Bancorp and CUB. True, correct and complete copies of all such leases are included in Schedule 4.11(a). Schedule 4.11(b) contains, among other things, an accurate summary of all material commitments which Bancorp or CUB has to improve real estate owned by it. Schedule 4.11(c) contains a list of other real estate owned ("OREO") by Bancorp and CUB. Bancorp and CUB have good and marketable title to all the real property and valid leasehold interests in the leaseholds described in Schedules 4.11(a), (b) and
(c), free and clear of all mortgages, covenants, conditions, restrictions, easements, liens, security interests, charges, claims, assessments and encumbrances, except for (i) rights of lessors, co-lessees or sublessees in such matters which are reflected in the leases; (ii) current taxes not yet due and payable; (iii) such as are described in any title policies delivered pursuant to this Section 4.11; (iv) such imperfections of title and encumbrances, if any, as do not in the aggregate materially and adversely detract from the value of or materially and adversely interfere with the present use of such property; and
(v) as described in Schedule 4.11(d). True, correct and complete copies of title policies for properties described in Schedules 4.11(a) and (c) as owned by Bancorp or any Bancorp Subsidiary are included therein. To the best knowledge of Bancorp and CUB, the activities of Bancorp and CUB with respect to all real property and leaseholds owned by any of them for use in connection with their respective operations are in all material respects permitted and authorized by applicable zoning laws, ordinances and regulations and all laws and regulations of any governmental department or agency relative to environmental matters affecting such properties, except as otherwise disclosed in Schedule 4.11(e). Bancorp and CUB enjoy peaceful and undisturbed possession under all material leases to which they are parties, and all of such leases are valid and in full force and effect.

    4.12 Legal Proceedings; Agreements with Banking Authorities.

         (a) Except as set forth on Schedule 4.12(a), there is no private or governmental suit, claim, action, arbitration or proceeding pending, nor any private or governmental suit, claim, action, arbitration or proceeding to Bancorp's or CUB's knowledge threatened, nor does Bancorp or CUB know of any facts or circumstances which would form a basis for any such suit, claim, action, arbitration or proceeding against Bancorp or CUB or against any of their respective directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Bancorp or CUB which individually, or in the aggregate, could have a material adverse effect upon the consolidated financial condition, business or results of operations of Bancorp or the transactions contemplated hereunder. Also, except as provided on Schedule 4.12(a), there are no judgments, decrees, stipulations or orders against Bancorp or CUB enjoining it or any of its respective directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area. Schedule 4.12(b) contains summary reports of Bancorp's and CUB' attorneys on all pending litigation to which Bancorp or CUB is a party and which names Bancorp or CUB as a defendant or cross-defendant. Schedule 4.12(c) contains a true, correct and complete list of all pending litigation in which Bancorp or CUB is a named party.

         (b) Neither Bancorp nor CUB is a party to any agreement or memorandum of understanding with any federal, state or foreign governmental or regulatory authority charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits that restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or investment policies or its management.

    4.13 Taxes. Except as set forth on Schedule 4.13, (i) all federal income tax returns, all state tax returns, and all real and personal property, sales, use and other tax returns and reports that are required by law to be filed by or on behalf of Bancorp or CUB have been duly prepared and filed; (ii) all taxes shown to be due and payable by Bancorp or CUB on those returns, or which are otherwise due and payable, whether disputed or not, have been paid or the liability therefor is reflected in the Bancorp Financial Statements; (iii) Bancorp and CUB have paid or deposited all taxes, tax penalties or interest owed by them or which they are obligated to withhold and deposit from amounts paid to any employee, creditor, depositor or third party; and (iv) Bancorp and CUB have complied with all reporting requirements of the Internal Revenue Code of 1986 or its predecessor statutes as applicable (the "Code") including, but not limited to, obtaining taxpayer identification numbers. The current status of any audits of those returns by the Internal Revenue Service or other applicable agencies is as set forth in Schedule 4.13. There are no agreements by Bancorp or CUB waiving a statute of limitations or extending the time for assessment or payment of any taxes payable by any of them.

    4.14 Compliance with Laws and Regulations.

         (a) Except as set forth on Schedule 4.14, neither Bancorp nor CUB is in default under or in breach of any law, ordinance, rule, regulation, order, judgment or decree applicable to it promulgated by any governmental agency having authority over it, where such default or breach would have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of Bancorp.

         (b) Bancorp and CUB have conducted their businesses in accordance with all applicable federal, foreign, state and local laws, regulations and orders including, without limitation, disclosure, usury, equal credit opportunity, equal employment, fair credit reporting, antitrust, licensing and other laws, regulations and orders, and the forms, procedures and practices used by Bancorp and CUB are in compliance with such laws, regulations and orders except for such violations or non-compliance as will not have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of Bancorp.

    4.15 Performance of Obligations. Except as set forth on Schedule 4.15, Bancorp and CUB have performed in all respects all of the obligations required to be performed by them to date and are not in default under or in breach of any term or provision of any covenant, contract, lease, indenture or any other covenant to which Bancorp or CUB is a party or is subject or is otherwise bound, and no event has occurred which, with the giving of notice or the passage of time or both, would constitute such default or breach, where such default or breach would have a material adverse effect on the consolidated financial condition, results of operations, business or prospects of Bancorp. No party with whom Bancorp or CUB has an agreement which is material to the consolidated financial condition, results of operations or prospects of Bancorp is in default thereunder, except for certain loans made by the Bank which have been identified to Bancorp and CUB.

    4.16 Employees. Except as set forth in Schedule 4.16(a), there are no understandings for the employment of any officer or employee of Bancorp or CUB which are not terminable by Bancorp or CUB without liability on not more than 30 days' notice. Except as set forth in Schedule 4.16(b), there are no material controversies pending or threatened between (i) Bancorp or CUB and (ii) any of their respective employees. Except as disclosed in the Bancorp Financial Statements at December 31, 1994 or on Schedule 4.16(c), all material sums due for employee compensation and benefits have been duly and adequately paid or provided for and all deferred compensation obligations are fully funded. Neither Bancorp nor CUB is a party to any collective bargaining agreement with respect to any of their respective employees or any labor organization to which their employees or any of them belong. Except as set forth on Schedule 4.16(c), no director, officer or employee of Bancorp or CUB is entitled to receive any payment of any amount under any existing employment agreement, severance plan or other benefit plan as a result of the consummation of any transaction contemplated by this Agreement.

    4.17 Brokers and Finders. Neither Bancorp nor CUB is a party to any agreement with any investment banker, broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for or contemplated herein will result


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

in any liability to any such investment banker, broker or finder. Bancorp agrees to indemnify and hold CorpBank harmless from and against any and all claims, liabilities or obligations with respect to any fees, commissions or expenses asserted by any person on the basis of any act, statement, agreement or commitment alleged to have been made by Bancorp or CUB relating to the employment of any such investment broker, broker or finder relating to the execution of this Agreement or the consummation of the transactions contemplated hereby.

    4.18 Material Contracts. Except as set forth on Schedule 4.18 or excepted below, neither Bancorp nor CUB is a party to any material contract, agreement, understanding, commitment or offer, whether written or oral, which may become a binding obligation if accepted by another person (collectively referred to as an "Understanding") including the following:

         (a) Any loan, letter of credit, pledge, security agreement, lease (excluding transactions in the ordinary course of the banking business and leases of real property listed on Schedule 4.11(a)), guarantee, commitment or subordination agreement or other similar or related type of Understanding as to which Bancorp or CUB is a debtor, pledgor, lessee or obligor;

         (b) Any Understanding dealing with advertising, brokerage, licensing, dealership, representative or agency relationships providing for an aggregate annual payment in excess of $25,000;

         (c) Any profit-sharing, group insurance, bonus, deferred compensation, stock option, severance pay, pension, retirement or other employee benefit plan;

         (d) Any written correspondent banking contracts;

         (e) Any Understanding (other than this Agreement) for the sale of their respective assets other than in the ordinary course of business or for the grant of any preferential right to purchase any of their respective assets, properties or rights, or any Understanding which requires the consent of any third party to the transfer and assignment of any assets, properties or rights. For purposes of this provisions sales of CUB's mortgage servicing portfolio shall be considered to be in the ordinary course of business;

         (f) Any Understanding which provides for an annual payment in excess of $250,000 in the aggregate to purchase, sell or provide services, materials, supplies, merchandise, facilities or equipment and which is not terminable without penalty on not more than 30 days' notice;

         (g) Any Understanding for any one capital expenditure or series of capital expenditures which is in excess of $200,000 individually or $500,000 in the aggregate;

         (h) Any Understanding to make, renew or extend the term of a loan (not fully disbursed or funded as of December 31, 1994) to any person or to any affiliate of such person, which undisbursed or unfunded amounts, when aggregated with all outstanding indebtedness of such person or any affiliate of such person to Bancorp or CUB, would exceed $2,500,000. The term "person" as used herein and throughout this Agreement shall mean any individual, corporation, association, partnership, joint venture or other entity or any government or governmental department or agency. The term "affiliate of" or a person "affiliated with" a specific person as used herein and throughout this Agreement shall mean a person that directly or indirectly through one or more intermediaries controls or is controlled by or under common control with the persons specified;

         (i) Any Understanding of any kind, except for deposit relationships, and overdraft lines of credit or credit cards not exceeding $25,000 individually, with any director or officer of Bancorp or CUB or with any affiliate or any member of the immediate family of any such director or officer. The term "immediate family" as used herein and throughout this Agreement shall mean a person's spouse, parents, in-laws, children and siblings;

         (j) Any Understanding which would be terminable other than by Bancorp or CUB as a result of the consummation of the transactions contemplated by this Agreement;

         (k) Any contract of participation with any other bank in any loan entered into by Bancorp or CUB subsequent to December 31, 1994 in excess of $2,500,000 or any sales of assets of Bancorp or CUB with recourse of any kind to Bancorp or CUB except the sale of mortgage loans, servicing rights, repurchase or reverse repurchase agreements, securities or other financial transactions in the ordinary course of business;

         (l) Any Understanding of any kind that binds Bancorp or CUB and contains a covenant not to compete; or

         (m) Any Understanding not otherwise disclosed or excepted pursuant to this Section 4.18 which is material to the consolidated financial condition, results of operations, assets or business of Bancorp.

    True and correct copies of all documents relating to the foregoing Under-


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

standings are attached as Schedule 4.18.

    4.19 Absence of Certain Changes. Except as set forth on Schedule 4.19, since December 31, 1994 the businesses of Bancorp and CUB have been conducted diligently and only in the ordinary course, in the same manner as theretofore conducted, and there has not been any:

         (a) Material adverse change in, or development which is likely to result in a material adverse change in or affect, the business, prospects, financial position, management, shareholders' equity or results of operations of Bancorp on a consolidated basis;

         (b) Damage, destruction or loss to property (whether or not covered by insurance) individually or in the aggregate that materially and adversely affects the financial condition, property, business or prospects of Bancorp on a consolidated basis;

         (c) Material contract, agreement, license or understanding which Bancorp or CUB has entered into or to which Bancorp or CUB is a party which has been terminated or amended other than in the ordinary course of business;

         (d) Capital expenditure exceeding $200,000 individually or $500,000 in the aggregate;

         (e) Labor trouble, dispute or problem of any character involving employees having a material adverse effect upon the financial condition, property, business or prospects of Bancorp on a consolidated basis;

         (f) Change in accounting policies or practices;

         (g) Material revaluation by Bancorp on a consolidated basis of any of its assets except as required by GAAP;

         (h) Increase in the salary schedule, compensation, rate, fees or commissions, or the declaration, payment, commitment or obligation of any kind directly or indirectly through the payment by Bancorp or CUB of a bonus or other additional salary, compensation, fee or commission to any person, except for additional sums for increases paid in accordance with employment contracts disclosed in Schedule 4.18 or paid in the ordinary course of business in a manner consistent with past practice (which provides for annual performance reviews during the first quarter of each year and which may result in salary increases and/or bonuses at such time);

         (i) Sale, assignment or transfer of any asset of Bancorp or CUB except in the usual and ordinary course of business;

         (j) Mortgage, pledge or encumbrance of any asset of Bancorp or CUB other than liens for taxes not yet due, pledges or security interests given in connection with the acceptance of repurchase agreements or government deposits;

         (k) Waiver or release of any right or claim of Bancorp or CUB except in the usual and ordinary course of business; or

         (l) Declaration, setting aside or payment of any dividend or distribution with respect to Bancorp Stock, or the stock of Bancorp or the issuance of any shares of, or options to purchase, Bancorp Stock, or any other securities of Bancorp or any securities of Bancorp with the exception of not more than $.02 per share dividend per quarter, $90,000 dividends to the shareholder of CUB per quarter and the issuance of stock options to employees and directors and set forth in respective stock option plans and in accordance with the ordinary conduct of their respective businesses.

    4.20 Licenses and Permits. Bancorp and CUB have all licenses and permits which are necessary for the conduct of their respective businesses and such licenses are in full force and effect. The properties and operations of Bancorp and CUB are and have been maintained and conducted, in all material respects, in compliance with all applicable laws and regulations.

    4.21 Undisclosed Liabilities. Neither Bancorp nor CUB have any liabilities or obligations, either accrued or contingent, which are material to Bancorp on a consolidated basis and which have not been either (i) reflected or disclosed in the Bancorp Financial Statements as of December 31, 1994; (ii) incurred subsequent to December 31, 1994 in the ordinary course of business; or (iii) disclosed in Schedule 4.21. Bancorp knows of no basis for the assertion against it or CUB of any liability, obligation or claim (including, without limitation, that of any regulatory authority) that might result in or cause material adverse change in the consolidated financial condition, results of operations or prospects of Bancorp which is not fairly reflected in the Bancorp Financial Statements or otherwise disclosed in the Schedules to this Agreement.

    4.22 Loans and Investments. All loans and investments of Bancorp and CUB are in all material respects legal, enforceable and authorized under applicable federal and state laws and regulations except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Schedule 4.22, no loans or investments held by Bancorp or CUB are, at December 31, 1994 (i) more than 90 days past due with respect to any scheduled payment of principal or interest; (ii) classified as "loss," "doubtful," "substandard," "special mention" or "criticized" by federal banking regulators; or (iii) on a non-accrual status in accordance with Bancorp and CUB' loan review procedures. None of such investments are subject to any restriction, contractual, statutory or other, that would materially impair the ability of the entity holding such investment to dispose freely of any such investment at any time, except restrictions on the public distribution or transfer of such investments under the Securities Act of 1933, as amended ("Securities Act"), and the regulations thereunder, or state securities laws.

    4.23 Employee Benefit Plans.

         (a) Neither Bancorp nor CUB has, or contributes to, any pension, profit-sharing, option, other incentive plan, or any other type of Employee Benefit Plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), or has any obligation or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance, or other benefits, except as set forth in Schedule 4.23(a). Attached as Schedule 4.23(b) are true and correct copies signed by the Chief Executive Officer and Chief Financial Officer of Bancorp of all documents evidencing plans, obligations or arrangements referred to in Schedule 4.23(a) (or true and correct written summaries as initialed of such plans, obligations or arrangements to the extent not evidenced by documents) and true and correct copies of all documents evidencing trusts related to any such plans.

         (b) There has been no material violation of the reporting and disclosure requirements imposed either under ERISA or the Code for which a material penalty has been or may be imposed with respect to any such Employee Benefit Plan of Bancorp or CUB. No such Employee Benefit Plan or related trust has any material liability of any nature, accrued or contingent, including without limitation liabilities for federal, state, local or foreign taxes, other than for routine payments to be made in due course to participants and beneficiaries, except as set forth in Schedule 4.23(c). There is no litigation, arbitration, claim, governmental or other proceeding (formal or informal) or investigation pending, or to the knowledge of Bancorp or CUB, threatened (or any basis therefor known to Bancorp or CUB) with respect to any such Employee Benefit Plan or related trust or with respect to any fiduciary, or to the knowledge of Bancorp or CUB, administrator or sponsor (in its capacity as such) of any such Employee Benefit Plan. No such Employee Benefit Plan or related trust and no obligation or arrangement is in material violation of, or in default with respect to, any law, rule, regulation, order, judgment or decree nor is Bancorp or CUB or any such Employee Benefit Plan or any related trust required to take any action in order to avoid violation or default. No event has occurred or (to the knowledge of Bancorp and CUB) is threatened or about to occur which would constitute a prohibited transaction under Section 406 of ERISA.

         (c) The Internal Revenue Service has issued determinative letters to the effect that each Pension Plan (as defined in Section 3(2) of ERISA) maintained for the employees of Bancorp or CUB that is intended by Bancorp to be a qualified plan under Section 401(a) of the Code and any related trust is an exempt trust under Section 501 of the Code. Each such Pension Plan has been operated materially in accordance with its terms. To the best knowledge of Bancorp and CUB, no investigation or review by the Internal Revenue Service is currently pending or is contemplated in which the Internal Revenue Service has asserted or may assert that any such Pension Plan which is intended by Bancorp to be qualified is not qualified under Section 401(a) of the Code or that any related trust is not exempt under Section 501 of the Code. No assessment of any federal income taxes has been made or (to the knowledge of Bancorp and CUB) is contemplated against any Bancorp- or CUB-related trust or any Pension Plan or the basis of a failure of such qualification or exemption. Form 5500's have been timely filed with respect to all such Pension Plans to the extent required under applicable law. No event has occurred or (to the knowledge of Bancorp and CUB) is threatened or about to occur which would constitute a reportable event within the meaning of Section 4043(b) of ERISA. No notice of termination has been filed by the plan administrator pursuant to Section 4041 of ERISA or issued by the Pension Benefit Guaranty Corporation pursuant to Section 4042 of ERISA with respect to any such Pension Plan.

         (d) Neither Bancorp nor CUB contributes to any multi-employer Pension Plan within the meaning of Section 3(37) of ERISA.

    4.24 Loan Servicing Portfolio. Except as set forth on Schedule 4.24, neither Bancorp nor CUB services loans owned in whole or in part by other persons.

    4.25 Filings. Since January 1, 1994, Bancorp and CUB have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (a) the Office of the Comptroller of the Currency (b) the Federal Reserve Bank of San Francisco ("Fed") or any Federal Reserve Bank, (c) the FDIC, (d) the Securities and Exchange Commission and; (e) any other applicable federal, foreign, state or local governmental or regulatory authorities. Since January 1, 1994, Bancorp and each Bancorp Subsidiary have filed all required call reports of condition and income with all appropriate regulatory agencies. All such reports, registrations and filings are


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

collectively referred to as the "Bancorp Regulatory Filings." Upon request by CorpBank and subject to applicable legal restrictions, Bancorp will promptly provide to CorpBank all Bancorp Regulatory Filings filed by Bancorp or CUB since January 1, 1990 together with copies of any orders or other administrative actions taken in connection with such Bancorp Regulatory Filings. As of their respective dates, each of the past Bancorp Regulatory Filings (a) was true and complete in all material respects (or was amended so as to be so promptly following discovery of any discrepancy); and (b) complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it was filed (or was amended so as to be so promptly following discovery of any such noncompliance) and none contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any of such Filings that was intended to present the financial position of the entities or entity to which it related fairly presented the financial position of such entities or entity and was prepared in accordance with GAAP or applicable banking regulations consistently applied except as stated therein during the periods involved.

    4.26 Powers of Attorney. No material power of attorney or similar authorization given by Bancorp or CUB is presently in effect or outstanding other than powers of attorney given in the ordinary course of business with respect to routine matters.

    4.27 Accuracy and Current Status of Information Furnished. The representations and warranties made by Bancorp and CUB hereby or in the Schedules attached hereto contain no statements of fact which are untrue or misleading, or omit any material fact which is necessary under the circumstances to prevent the statements contained herein or in such Schedules from being misleading. Bancorp and CUB hereby covenant that they shall, not later than the 15th day of each calendar quarter between the date hereof and the Closing Date, amend or supplement the Schedules prepared and delivered pursuant to this
Article 4 to ensure that the information set forth in such Schedules accurately reflects the then-current status of Bancorp and CUB. Bancorp and CUB shall further amend or supplement the Schedules as of the Closing Date if necessary to reflect any additional changes in the status of Bancorp or CUB.

    4.28 Effective Date of Representations, Warranties, Covenants and Agreements. Each representation, warranty, covenant and agreement of Bancorp and CUB set forth in this Agreement shall be deemed to be made on and as of the date hereof (unless otherwise set forth in the Schedules hereto) and as of the Closing Date.


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

    4.29 Bancorp's and CUB's Authority. The execution and delivery by Bancorp and CUB of this Agreement and the Agreement of Merger and the consummation of the transactions contemplated hereunder or thereunder have been duly and validly authorized by all necessary corporate action on the part of Bancorp and CUB, and this Agreement is, and the Agreement of Merger will be upon due certification, execution, acknowledgment and filing thereof in accordance with applicable provisions of the National Banking Act and the Bank Merger Act, a valid and binding obligation of Bancorp and CUB, enforceable in accordance with their terms, except as the enforceability hereof or thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in
Schedule 4.29, neither the execution and delivery by Bancorp and CUB of this Agreement or the Agreement of Merger, nor the consummation of the transactions contemplated herein or therein, nor compliance by Bancorp and CUB with the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of their respective Certificates of Incorporation, Certificate of Association or Bylaws; (ii) constitute a breach of, or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation to which Bancorp or CUB is a party, or by which Bancorp or CUB or any of their properties or assets is bound; or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Bancorp or CUB. No consent or approval of, notice to or filing with any governmental authority having jurisdiction over any aspect of the business or assets of Bancorp or CUB, and no consent or approval of or notice to any other person or entity, is required in connection with the execution and delivery by Bancorp and CUB of this Agreement or the Agreement of Merger or the consummation by Bancorp and CUB of the transactions contemplated hereunder or thereunder, except such approvals as may be required by Bancorp as the sole shareholder of Bank; the Fed pursuant to the applicable requirements of the BHCA; the OCC pursuant to the Merger Statutes with respect to the Bank Merger (as defined in Section 1.1(a); the filing of the Agreement of Merger with the OCC; and the declaration by the SEC and state securities law regulatory authorities that the Registration Statement (as defined in Section 5.11) is effective and that Bancorp Stock to be issued in connection with the Merger is qualified under applicable state securities law.


    4.30 No Material Change. There has been no material adverse change in the financial condition, results of operation or prospects of Bancorp since December 31, 1994. There are no facts or circumstances that, individually or in the aggregate, materially and adversely has affected or is so affecting, or, may reasonably be expected in the future to affect the financial condition or results of operations or prospects of Bancorp that have not been disclosed in the Bancorp SEC Filings, excluding changes in laws or regulations or economic conditions which affect banking institutions generally.

    4.31 Accuracy of Information Furnished. The representations and warranties made by Bancorp and CUB hereunder or in the Schedules hereto contain no material statements of fact which are untrue or misleading, or omit any material fact which is necessary under the circumstances to prevent the statements contained herein or in such Schedules from being misleading.

    4.32 Registration Statement. The Registration Statement required pursuant to
Section 5.8 and any other documents to be filed with the SEC or any regulatory authority in connection with the transactions contemplated by this Agreement with respect to all information set forth therein relating to Bancorp, the Merger and in respect to this Agreement and the Agreement of Merger will, at the respective times such documents are filed or become effective:

         (a) comply in all material respects with the provisions of the Securities Act and the regulations thereunder, and all other applicable laws and regulations; and

         (b) (except with regard to information furnished by CorpBank) not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    4.33 Information Furnished by Bancorp and CUB. No information relating to Bancorp or CUB furnished to CorpBank by Bancorp and CUB for inclusion in the Proxy Statement or the applications referred to in Section 5.11, including all amendments and supplements thereto, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. In the event of any occurrence prior to the CorpBank shareholders' meeting which would cause any material information relating to Bancorp and CUB included in the Proxy Statement to be untrue or misleading, Bancorp or CUB shall so notify CorpBank and shall furnish CorpBank such information as may be necessary to correct any such deficiencies.

                                   ARTICLE 5.

                        CONDUCT AND TRANSACTIONS PRIOR TO

                            EFFECTIVE TIME OF MERGER

    5.1  Access.

         (a) Bancorp and CUB and CorpBank, respectively, shall have the right, on reasonable notice and during ordinary business hours, to examine through their agents, auditors or attorneys all of the books, records and properties of the respective party, including, but not limited to, all loan, investment, accounting, property and legal records and files. Such examination shall be made in a manner that will not unreasonably interfere with the conduct of the business. CUB and CorpBank shall provide adequate space and facilities, to the end that such examination shall be completed expeditiously, completely and accurately. All parties shall retain in strict confidence all information gained thereby, and shall not reveal it to anyone except as may be necessary for the accomplishment of the purposes of such examination and the consummation of the transactions provided for hereby. In the event the Merger provided for hereby is not consummated for any reason, Bancorp and CUB and CorpBank, respectively, shall not, directly or indirectly: (i) utilize for their own benefit any Proprietary Information (as hereinafter defined) or (ii) disclose to any person any Proprietary Information, except as such disclosure may be required in connection with this Agreement or by law. "Proprietary Information" shall mean all confidential business information concerning the pricing, costs, profits and plans for the future development of any party's business and the identity, requirements, preferences, practices and methods of doing business of specific customers of any party or otherwise relating to the business and affairs of any party, other than information which (i) was lawfully in the possession of a party prior to January 1, 1995; (ii) is obtained by any party after the date hereof from a source other than a party hereto not under an obligation of confidentiality; or (iii) is in the public domain when received or thereafter enters the public domain through no action of the other party. In the event the Merger is not consummated for any reason, each party shall return to the other all copies, notes and records obtained in the course of such examination.

         (b) CorpBank agrees that on and after the date that all requisite regulatory approvals are obtained, CUB, acting through its agents, employees and representatives, may, at CUB's option and at CUB's own expense, on notice to CorpBank and in a manner reasonably calculated to avoid undue interruption of any operations of CorpBank, have reasonable access to the premises of the Bank for the purposes of (i) training CorpBank's employees in the procedures, techniques, methods or other banking practices of CUB; (ii) (subject to CUB's obligation to bear the expense of removal and restoration should this Agreement be terminated) installing telecommunications equipment, lines and facilities, including, without limitation, telephones, branch terminal systems and telecopiers; and (iii) (subject to CUB's obligation to bear the expense of removal and restoration should this Agreement be terminated) installing automated teller machines and comparable customer service equipment.

    5.2 Limitation on Conduct of CorpBank and CorpBank Subsidiaries Prior to Closing. Between the date hereof and the Effective Time of the Merger:

         (a) CorpBank agrees to conduct its business and to cause the CorpBank Subsidiaries to conduct their respective businesses only in the normal and customary manner and in accordance with sound business practices and with respect to CorpBank, in accordance with safe and sound banking practices;

         (b) CorpBank shall not, without the prior written consent of CUB and Bancorp (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) business days of receipt of notice by CUB written notice of objection is not received by CorpBank) take any of the following actions or allow any CorpBank Subsidiary to take any of the following actions:

             (i) carry on its business except in substantially the same manner as heretofore conducted or introduce any new method of management or operation in respect of its business and properties, except in a manner consistent with prior practice and in the ordinary course of business;

             (ii) amend, modify, or, except as they may be terminated in accordance with their terms, terminate any Understanding or materially default in the performance of any of its obligations under any Understanding where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of CorpBank;

             (iii) terminate or unilaterally fail to renew any existing insurance or bonding coverage;

             (iv) amend, modify, terminate or fail to renew or preserve its business organization, material rights, franchises, permits and licenses, or take any action which would jeopardize the continuance of the goodwill of its customers where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of CorpBank;

             (v) enter into any Understanding, except (A) deposits incurred, and short-term debt securities (obligations maturing within one year) issued, in the ordinary course of business and consistent with prior practice, and liabilities arising out of, incurred in connection with, or related to the consummation of this Agreement, (B) commitments to make loans or other extensions of credit in compliance with clauses (vii) or (xii) of this subsection (b) and (C) loan sales in the ordinary course of business, without any recourse except to a reserve account funded by an interest rate spread otherwise payable to the servicer of the loans sold, provided that no commitment to sell loans shall extend beyond the Effective Time of the Merger;

             (vi) enter into any new leases (regardless of dollar amount) or contracts requiring annual payments of more than $1,000, or having a term in excess of six months without prior approval of CUB, which approval shall not be unreasonably withheld or enter into any leases or contracts requiring annual payments of more than $10,000, which are not new, without the prior approval of CUB, which approval shall not be unreasonably withheld;

             (vii) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit or enter into any agreement, with or to any CorpBank or CorpBank Subsidiary director, officer or employee or 5% shareholder, except in accordance with existing practice or policy;

             (viii) except as required by any existing contract, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any person;

             (ix) sell, transfer, mortgage, encumber or otherwise dispose of any assets or any liabilities except in the ordinary course of business and consistent with prior practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated by this Agreement;

             (x) except pursuant to the exercise of outstanding stock options, issue, sell, redeem or acquire for value, or agree to do so, any debt securities or any shares of the capital stock or other ownership interests, or securities convertible into or options, rights or warrants exercisable for such shares or interests, of CorpBank or any CorpBank Subsidiary or declare, issue or pay any dividend or other distribution of assets, whether consisting of money, CorpBank Stock, CorpBank Preferred Stock, other personal property, real property or other things of value, to CorpBank's shareholders or with respect to the Bank's stock or the stock of any other CorpBank

Subsidiary that is not directly or indirectly wholly owned by CorpBank, or split, subdivide combine or reclassify any shares of its stock or other equity security;

             (xi)    change or amend its charter documents or bylaws;

             (xii) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect on June 30, 1995;

             (xiii) make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $5,000 individually or $10,000 in aggregate;

             (xiv) make special or extraordinary payments to any person or enter into any agreement which could result in such special or extraordinary payments other than $20,000 payments to each of the President and Vice Chairman / Executive Vice President and $15,000 to the Chief Financial Officer of CorpBank as of the Closing, or as contemplated, or as disclosed, in this Agreement as of the date hereof;

             (xv) except for transactions in the ordinary course of business, make any material investments, by purchase of stock or securities, contributions to capital, property transfers, purchases of any property or assets or otherwise, in any other individual, corporation or other entity;

             (xvi) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted deficiency except in a form previously approved by CUB in writing or file or amend any federal, foreign or state tax return or report or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

             (xvii) except as contemplated in this Agreement, terminate any plan or enter into any new employment agreement or other employee benefit arrangement, or modify any employment agreement or other employee benefit arrangement in effect on the date of this Agreement to which CorpBank or any CorpBank Subsidiary is a party; or

             (xviii) agree to take or make any commitment to take any actions prohibited by this Section 5.2.

    5.3 Limitation on Conduct of Bancorp and CUB Prior to Closing. Between the date hereof and the Effective Time of the Merger:

         (a) Bancorp agrees to conduct its business and to cause the Bancorp Subsidiaries to conduct their respective businesses only in the normal and customary manner and in accordance with sound business practices and with respect to the CUB, in accordance with safe and sound banking practices;

         (b) Bancorp shall not, without the prior written consent of CorpBank (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) business days of receipt of notice by CorpBank written notice of objection is not received by Bancorp) take any of the following actions or allow any Bancorp Subsidiary to take any of the following actions:

             (i) carry on its business except in substantially the same manner as heretofore conducted or introduce any new method of management or operation in respect of its business and properties, except in a manner consistent with prior practice and in the ordinary course of business. Acquisition of additional banking offices or banking assets or mergers or combinations with other BIF insured banking institutions shall be deemed to be in the ordinary course of business;

             (ii) amend, modify, or, except as they may be terminated in accordance with their terms, terminate any Understanding or materially default in the performance of any of its obligations under any Understanding where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of Bancorp;

             (iii) terminate or unilaterally fail to renew any existing insurance or bonding coverage, providing however, that CUB may change carriers and coverage relative to any insurance or bonding coverage, and no notice need be given unless the amount of coverage is materially less than that held by CUB at the date of this Agreement;

             (iv) amend, modify, terminate or fail to renew or preserve its business organization, material rights, franchises, permits and licenses, or take any action which would jeopardize the continuance of the goodwill of its customers where such action would have a material adverse effect on the consolidated financial condition, results of operations or prospects of Bancorp;

             (v) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit, to any Bancorp or CUB Subsidiary director, officer or employee or 5% shareholder, except in accordance with existing practice or policy;

             (vi) except in the ordinary course of business and consistent with prior practice or as required by any existing contract, grant any general or uniform increase in the rates of pay of employees or employee benefits or any increase in salary or employee benefits of any officer, employee or agent or pay any bonus to any person;

             (vii) sell, transfer, mortgage, encumber or otherwise dispose of any assets or any liabilities except in the ordinary course of business and consistent with prior practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated by this Agreement;

             (viii) make any capital expenditures, or commitments with respect thereto, except those in the ordinary course of business which do not exceed $200,000 individually or $500,000 in aggregate;

             (ix) make special or extraordinary payments to any person other than as contemplated, or as disclosed, in this Agreement as of the date hereof;

             (x) compromise or otherwise settle or adjust any material assertion or claim of a material deficiency in taxes (or interest thereon or penalties in connection therewith) or file any appeal from an asserted material deficiency except in a form previously approved by CorpBank in writing or file or amend in any material manner, any federal, foreign or state tax return or report or make any material tax election or change any material method or period of accounting unless required by GAAP or applicable law; or

             (xi) agree to take or make any commitment to take any actions prohibited by this Section 5.3.

    5.4  Certain Loans and Other Extensions of Credit.

         (a) CorpBank will promptly inform CUB of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any bank regulatory authority or by any unit of CorpBank as "Criticized," "Specially Mentioned," "Substandard," "Doubtful," "Loss" or any comparable classification ("Classified Credits"). CorpBank will furnish to CUB, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (a) Classified Credits (including with respect to each credit in an amount equal to or greater than $25,000, its classification category, its type, and the originating unit), and by type and originating unit, the aggregate dollar amount of classified credits of less than $25,000; (b) nonaccrual credits (including, with respect to each credit in an amount equal to or greater than $25,000, its type and the originating unit), and by type and originating unit, the aggregate dollar amount of nonaccrual credits of less than $25,000; (c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status (including with respect to each accrual exception credit in an amount equal to or greater than $25,000, its type and the originating unit), and by type and originating unit, the aggregate dollar amount of such accrual exception credits of less than $25,000; (d) delinquent credits (including with respect to each delinquent credit in an amount equal to or greater than $25,000, its type and the originating unit), including an aging into 30-59, 60-89, 90-119, and 120+ day categories, and by type and originating unit, the aggregate dollar amount of delinquent credits of less than $25,000;
(e) participating loans and leases, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the originating unit; (f) loans or leases (including any commitments) by CorpBank or any CorpBank Subsidiary to any CorpBank or CorpBank Subsidiary director, officer, employee, or shareholder holding 10% or more of the capital stock of CorpBank, including with respect to each such loan or lease the identity and, to the best knowledge of CorpBank, the relation of the borrower to CorpBank or any CorpBank Subsidiary, the loan or lease type and the outstanding and undrawn amounts; (g) letters of credit (including with respect to each letter of credit in a face amount equal to or greater than $25,000, the type and originating unit), and by type and originating unit, the aggregate dollar amount of all letters of credit of less than $25,000; (h) loans or leases charged off during the previous month (including with respect to each such loan or lease, its type and the originating unit), and by type and originating unit, the aggregate dollar amount of such loans or leases less than $25,000; (i) loans or leases written down during the previous month, including with respect to each the original amount, the write off amount, its type and originating unit; and (j) other real estate or assets owned, stating with respect to each its type.

         (b) CUB will promptly inform CorpBank of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any bank regulatory authority or by CUB as "Criticized," "Specially Mentioned," "Substandard," "Doubtful," "Loss" or any comparable classification ("Classified Credits"). CUB will furnish to CorpBank, as soon as practicable, and in any event within fifteen days after the end of each calendar month, schedules including the following: (a) Classified Credits (including with respect to each credit in an amount equal to or greater than $25,000, its classification category), and the aggregate dollar amount of classified credits of less than $25,000; (b) nonaccrual credits (including, with respect to each credit in an amount equal to or greater than $25,000, its classification category, and the aggregate dollar amount of nonaccrual credits of less than $25,000); (c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status (including with respect to each accrual exception credit in an amount equal to or greater than $25,000, its classification category), and the aggregate dollar amount of such accrual exception credits of less than $25,000; (d) delinquent credits (including with respect to each delinquent credit in an amount equal to or greater than $25,000, its classification category ), including an aging into 30-59, 60-89, 90-119, and 120+ day categories, and the aggregate dollar amount of delinquent credits of less than $25,000; (e) participating loans and leases, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the originating unit; (f) loans or leases (including any commitments) by CUB to any Bancorp or CUB Subsidiary director, officer, employee, or shareholder holding 10% or more of the capital stock of Bancorp, including with respect to each such loan or lease the identity and, to the best knowledge of CUB, the relation of the borrower to Bancorp or CUB, the loan or lease type and the outstanding and undrawn amounts; (g) letters of credit (including with respect to each letter of credit in a face amount equal to or greater than $25,000, the classification category), and by type classification category, the aggregate dollar amount of all letters of credit of less than $25,000; (h) loans or leases charged off during the previous month (including with respect to each such loan or lease, its classification category), and by classification category, the aggregate dollar amount of such loans or leases less than $25,000; (i) loans or leases written down during the previous month, including with respect to each the original amount, the write off amount, its classification category; and (j) other real estate or assets owned, stating with respect to each its type.

    5.5  Negotiations With Other Parties.

         (a) CorpBank shall not, nor shall it authorize or knowingly permit any of its representatives or CorpBank Subsidiaries, directly or indirectly, to, entertain, solicit or encourage or participate in any discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Bancorp, CUB and their representatives) concerning any Acquisition Proposal (as hereinafter defined) other than the Acquisition Proposal set forth in this Agreement. CorpBank shall notify CUB immediately in the manner set forth in Section 9.3 if any such inquiry or Acquisition Proposal is received by CorpBank or any CorpBank Subsidiary, including the terms thereof. For purposes of this Agreement, "Acquisition Proposal" means any (i) proposal pursuant to which any corporation, partnership, person or other entity or group, other than Bancorp or CUB, would acquire or participate in a merger or other business combination involving CorpBank or any CorpBank Subsidiary; (ii) proposal by which any corporation, partnership, person or other entity or group, other than Bancorp or CUB, would acquire the right to vote 5% or more of the capital stock of CorpBank or any CorpBank Subsidiary entitled to vote thereon for the election of directors, other than persons designated as proxy holders by the Board of Directors of CorpBank or any CorpBank Subsidiary; (iii) acquisition of the assets of CorpBank or any CorpBank Subsidiary other than in the ordinary course of business; or (iv) acquisition in excess of five percent (5%) of the outstanding capital stock of CorpBank or any CorpBank Subsidiary, other than as contemplated by this Agreement.

    5.6 Affirmative Conduct of CorpBank Prior to Closing. Between the date hereof and the Effective Time of the Merger, CorpBank shall do the following and shall cause the CorpBank Subsidiaries to do the following:

         (a) Use their respective commercially reasonable best efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 6 hereof;

         (b) Use and devote their respective commercially reasonable efforts consistent with this Agreement to maintain and preserve intact their respective present business organizations and to maintain and preserve their relationships and goodwill with account holders, borrowers, employees and others having business relationships with them;

         (c) Advise CUB promptly in writing of any material adverse change known to CorpBank or any CorpBank Subsidiary in the capital structure, financial condition or business prospects of CorpBank or any CorpBank Subsidiary, or of any other materially adverse change known to CorpBank respecting the business and operations of CorpBank on a consolidated basis, or of any matter which would make the representations and warranties set forth in Article 3 hereof not true and correct in any material respect at the Closing, or which make the conditions or other transactions contemplated in this Agreement impossible to perform or substantially unlikely to be complied with;

         (d) Keep in full force and effect all of the existing permits and licenses of CorpBank and CorpBank Subsidiaries;

         (e) Use their respective commercially reasonable best efforts to maintain insurance or bonding coverage on all properties for which they are responsible and on their respective business operations, and carry not less than the same coverage for fidelity, director and officer liability, public liability, personal injury, property damage and other risks equal to that which is now in effect; and notify CUB in writing promptly of any facts or circumstances which could affect CorpBank's or any CorpBank Subsidiary's ability to maintain such insurance or bonding coverage;


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

         (f) Perform their respective material contractual obligations and not become in material default on any of such obligations;

         (g) Duly observe and conform to all legal requirements applicable to their respective businesses;

         (h) Duly and timely file all reports and returns required to be filed with any federal, state or local governmental authority, unless any extensions have been duly granted by such authority;

         (i) Maintain their respective assets and properties in good condition and repair, normal wear and tear excepted;

         (j) Promptly advise CUB in writing of any event or any other transaction within CorpBank's or any CorpBank Subsidiary's knowledge whereby any person or related group of persons acquires, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the 1934 Act) or control of 5% or more of the outstanding shares of CorpBank Stock prior to the record date fixed for the CorpBank shareholders' meeting or any adjourned meeting thereof to approve the transactions contemplated herein;

         (k) Promptly notify CUB of any event of which CorpBank obtains knowledge which may materially and adversely affect the financial condition, results of operations, or business prospects of CorpBank or any CorpBank Subsidiary, or in the event it determines that the Merger will not be consummated because of any inability to meet the conditions to the performance of CUB set forth in Sections 6.2;

         (l) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, applicable law or regulation, or classified as "loss" or as directed by any regulatory authority; and maintain the allowance for credit losses of CorpBank at a level which is adequate to provide for all known and reasonably expected losses on assets outstanding and other inherent risks in CorpBank's loan portfolio;

         (m) Furnish to CUB, as soon as practicable, and in any event within ten days after it is prepared, (i) a copy of any report submitted to the board of directors of CorpBank or any CorpBank Subsidiary and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of their businesses and access to the working papers thereto, provided, however, that CorpBank need not furnish CUB communications of CorpBank's legal counsel regarding CorpBank's rights against and obligations to

CUB or its affiliates under this Agreement, (ii) copies of all reports, renewals, filings, certificates, statements and other documents filed with or received from the Superintendent, SEC, Fed, any Federal Reserve Bank, FDIC, or any other governmental or regulatory body, (iii) separate consolidated monthly unaudited statements of condition and statements of operations for CorpBank, consolidated monthly statements of changes in consolidated shareholders' equity for CorpBank, and separate quarterly unaudited consolidated and consolidating statements of condition and statements of operations for CorpBank and statements of changes in consolidated shareholders' equity for CorpBank, in each case prepared in a manner consistent with past practice, and (iv) such other reports as CUB may reasonably request relating to CorpBank. Each of the financial statements delivered pursuant to this subsection (m), except as stated therein, shall be prepared in accordance with GAAP, except that such financial statements may omit statements of cash flow and footnote disclosures required by GAAP. Each of the financial statements of CorpBank or any CorpBank Subsidiary delivered pursuant to this subsection (m) shall be accompanied by a certificate of each of the Chief Executive Officer and the Chief Financial Officer of CorpBank to the effect that such financial statements fairly present the financial condition and results of operations of CorpBank or the CorpBank Subsidiary, as appropriate, for the periods covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation;

         (n) CorpBank agrees that through the Effective Time of the Merger, as of their respective dates, (i) each of the CorpBank Filings will be true and complete in all material respects; and (ii) each of the CorpBank Filings will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such CorpBank Filings that is intended to present the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP or applicable banking regulations consistently applied, except as stated therein, during the periods involved;

         (o) Maintain proper reserves for contingent liabilities in accordance with GAAP;

         (p) Promptly notify CUB of the filing of any litigation, governmental or regulatory action, or similar proceeding or notice of any claims against CorpBank or any CorpBank Subsidiary or any of their assets;

         (q) At any time within 60 days of the day on which the Effective Time of the Merger is expected to occur, at the written request of CUB and on CUB's certification that it knows of no circumstance that would entitle it to terminate this Agreement, (i) give, or cause to be given, any written notice to the employees of CorpBank that CUB reasonably deems necessary or appropriate under the Worker Adjustment and Retraining Notification Act ("WARN") ; (ii) take such other actions, as CUB shall reasonably deem necessary or appropriate, to comply with WARN; and (iii) give notice to its data processing vendors of termination of the data processing contract at the end of the minimum notice period provided for therein.

         (r) Forward to CUB, not later than the 15th day of each calendar quarter, CorpBank's list of holders of CorpBank Stock, certified by CorpBank's transfer agent;

         (s) Cooperate with CUB to enable the transactions contemplated by this Agreement to qualify for the accounting treatment desired by CUB.

         (t) Give three business days prior written notice to CUB prior to approving any loans or leases in excess of $100,000, subsequent to the Execution Date. Such notice must include copies of the description of the loan utilized for consideration of the loan by CorpBank and copies of relevant financial statements and other financial documents utilized by CorpBank in its review. Notwithstanding the above, CorpBank is not required to obtain CUB's prior "non disapproval" of any renewals of existing loans, regardless of amount, and is not required to obtain CUB's prior approval of automobile secured loans, whether or not such loans are part of a borrowing relationship in excess of $100,000. CorpBank shall give CUB notice of all loans made, (including renewals) in excess of $100,000 within ten (10) days of approval thereof. To the extent that CUB does not "non disapprove" a loan which CorpBank is obligated to submit hereunder, CUB reserves the right to place a 100% reserve against such loan, without explanation, as part of its final due diligence provided for herein. Notwithstanding anything herein to the contrary, CUB shall not have any power to direct CorpBank to make particular loans or to refrain from making particular loans and the effect of any comments on CorpBank loans in connection with this provision shall be limited as set forth herein. CUB agrees that it will review submitted loans promptly and will advise CorpBank of its determination regarding any such loan within 3 business days of receipt of request therefore.

         (u) Make its best efforts to obtain written general releases, in form satisfactory to counsel for CUB, from all employees terminated for any reason subsequent to March 1, 1995, including release of federal, state and common law causes of action, with the exception of Richard Brown, Gary Wrigley and Elizabeth Peters.

         (v) Settle or otherwise conclude all litigation as to which CorpBank or any agent is a defendant and obtain general releases and dismissals with prejudice in form and content satisfactory to counsel for CUB.

         (w) Obtain all necessary consents and opinions from GT and AA to allow three years audited financial statements with unqualified opinions to be included in the Registration Statement, if determined to be necessary by Bancorp.

         (x) CorpBank shall purchase a three year tail on its Director and Officer Liability Insurance, extending at least equivalent coverage to that currently held by CorpBank to directors of CorpBank after the Merger, whether or not they are directors of the Surviving Bank."

    5.7 Affirmative Conduct of Bancorp Prior to Closing. Between the date hereof and the Effective Time of the Merger, Bancorp shall do the following and shall cause CUB to do the following:

         (a) Use their respective commercially reasonable best efforts, or cooperate with others, to expeditiously bring about the satisfaction of the conditions specified in Article 6 hereof;

         (b) Use and devote their respective commercially reasonable efforts consistent with this Agreement to maintain and preserve intact their respective present business organizations and to maintain and preserve their relationships and goodwill with account holders, borrowers, employees and others having business relationships with them;

         (c) Advise CorpBank promptly in writing of any material adverse change known to Bancorp or CUB in the capital structure, financial condition or business prospects of Bancorp or CUB, or of any other materially adverse change known to Bancorp respecting the business and operations of Bancorp on a consolidated basis, or of any matter which would make the representations and warranties set forth in Article 4 hereof not true and correct in any material respect at the Closing;

         (d) Keep in full force and effect all of the existing permits and licenses of Bancorp and CUB;

         (e) Use their respective commercially reasonable best efforts to maintain insurance or bonding coverage on all properties for which they are responsible and on their respective business operations, and carry not less than the same coverage for fidelity, public liability, personal injury, property damage and other risks equal to that which is now in effect; and notify CorpBank in writing promptly of any facts or circumstances which could affect Bancorp's or CUB's ability to maintain such insurance or bonding coverage;

         (f) Perform their respective material contractual obligations and not become in material default on any of such obligations;

         (g) Duly observe and conform to all legal requirements applicable to their respective businesses;

         (h) Duly and timely file all reports and returns required to be filed with any federal, state or local governmental authority, unless any extensions have been duly granted by such authority;

         (i) Maintain their respective assets and properties in good condition and repair, normal wear and tear excepted;

         (j) Promptly notify CorpBank of any event of which Bancorp obtains knowledge which may materially and adversely affect the financial condition, results of operations, or business prospects of Bancorp or CUB, or in the event it determines that the Merger will not be consummated because of any inability to meet the conditions to the performance of CorpBank set forth in Sections 6.2(d), (g) and (l);

         (k) Charge off all loans, receivables and other assets, or portions thereof, deemed uncollectible in accordance with GAAP, applicable law or regulation, or classified as "loss" or as directed by any regulatory authority; and maintain the allowance for credit losses of CUB at a level which is adequate to provide for all known and reasonably expected losses on assets outstanding and other inherent risks in the Bancorp and CUB's loan portfolio;

         (l) Furnish to CorpBank, as soon as practicable, and in any event within ten days after it is prepared, (i) a copy of any report submitted to the board of directors of Bancorp or CUB, provided, however, that CUB need not furnish communications of CUB's legal counsel regarding CUB's rights against and obligations to CorpBank or its affiliates under this Agreement, (ii) copies of all reports, renewals, filings, certificates, statements and other documents filed with or received from the SEC, OCC, Fed, any Federal Reserve Bank, FDIC, or any other governmental or regulatory body (except that copies shall not be provided of Reports of Examination), (iii) copies of monthly financial statements provided to Bancorp and CUB's Boards of Directors, and (iv) such other reports as CorpBank may reasonably request relating to Bancorp. Each of the financial statements delivered pursuant to this subsection (m), except as stated therein, shall be prepared in accordance with GAAP, except that such financial statements may omit statements of cash flow and footnote disclosures required by GAAP. Each of the financial statements of Bancorp or CUB delivered pursuant to this subsection (m) shall be accompanied by a certificate of each of the Chief Executive Officer and the Chief Financial Officer of Bancorp to the effect that such financial statements fairly present the financial condition and results of operations of Bancorp or CUB, as appropriate, for the periods covered;

         (m) Bancorp agrees that through the Effective Time of the Merger, as of their respective dates, (i) each of the Bancorp Filings will be true and complete in all material respects; and (ii) each of the Bancorp Filings will comply in all material respects with all of the statutes, rules and regulations enforced or promulgated by the governmental or regulatory authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any of such Bancorp Filings that is intended to present the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP or applicable banking regulations consistently applied, except as stated therein, during the periods involved;

         (n) Maintain proper reserves for contingent liabilities in accordance with GAAP; and

         (o) Promptly notify CorpBank of the filing of any material litigation, governmental or regulatory action, or similar proceeding or notice of any claims against Bancorp or CUB or any of their assets;

         (p) Registration Statement and Applications. Bancorp and CUB will use commercially reasonable efforts to prepare and file or cause to be prepared and filed: (i) with the SEC, the Registration Statement; (ii) with the Fed, an application for approval of the Merger or related aspects thereof; (iii) with the OCC, the required documents for approval of, and to effect, the change in control of CorpBank and the Bank; and (iv) with the OCC, applications for approval of the Bank Merger, except that Bancorp shall have no obligation to file a new registration statement or a post-effective amendment to the Registration Statement covering any reoffering of Bancorp Stock by CorpBank Affiliates. Bancorp and CUB will cooperate with CorpBank in the preparation of the Proxy Statement and covenant and agree that all information furnished by Bancorp and CUB for inclusion in the Proxy Statement, all applications to appropriate regulatory agencies for approval of or consent to the Merger , and all information furnished by Bancorp and CUB to CorpBank pursuant to this Agreement, will comply in all material respects with the provisions of applicable law, including the Securities Act and the 1934 Act and the rules and regulations of the SEC thereunder, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading;

         (q) Blue Sky. Bancorp covenants and agrees to use its commercially reasonable best efforts to have the shares of Bancorp Stock qualified or registered for offering and sale under the securities or Blue Sky laws of each jurisdiction in which shareholders of CorpBank reside.

         (r) Action of Sole Shareholder. Prior to the Effective Time of the Merger, Bancorp, as sole shareholder of CUB, will take all action necessary or advisable for the consummation of the Merger by CUB and the carrying out by CUB of the transactions contemplated hereby;

         (s) Stock Exchange Listing. Bancorp will use its commercially reasonable best efforts to have the shares of Bancorp Stock to be issued pursuant to the Merger duly listed, subject to official notice of issuance, on the Nasdaq Stock Exchange.

    5.8 CorpBank Accountants. Promptly upon request of CUB, CorpBank will request its independent accountants to permit CUB or its representatives to review and examine the work papers relating to CorpBank and CorpBank's audited financial statements for the years ended December 31, 1992 and 1993, 1994 and permit such independent accountants to discuss with CUB any matter relating to the audits of CorpBank. In addition, CorpBank will make available to CUB copies of each management letter or other letter delivered to CorpBank, or any CorpBank Subsidiary by Grant Thornton or by AA in connection with such financial statements or relating to any review of the internal controls of CorpBank, or any CorpBank Subsidiary since January 1, 1992, and has instructed each of them to make available to CUB for inspection by CUB or its representatives all reports and working papers produced or developed by in connection with their examination of such financial statements, as well as all such reports and working papers for any periods for which any tax of CorpBank, or CorpBank Subsidiary has not been finally determined or barred by applicable statutes of limitation.

    5.9 Bancorp Accountants. Bancorp will make available to CorpBank copies of each management letter or other letter delivered to Bancorp by Arthur Andersen & Co. ("AA") in connection with such financial statements or relating to any review by AA of the internal controls of Bancorp or CUB since January 1, 1994.

    5.10 Submission to Shareholders. Subject to satisfaction of applicable federal and state securities laws, not later than December 15, 1995 (or such earlier date as is reasonably possible), unless extended with the mutual written consent of the parties, CorpBank shall hold a shareholder meeting for the approval of its shareholders of the transactions contemplated herein and all matters incident thereto. CorpBank hereby agrees that it shall unqualifiedly recommend that its shareholders vote in favor of approval of the transactions contemplated hereby.

    5.11 Preparation of Registration Statement, Proxy Statement, Application for Approval by Regulatory Authorities and Redemption Materials.

         (a) CorpBank will cooperate with Bancorp in the preparation of a registration statement (the "Registration Statement") to be filed with the SEC under the Securities Act for the registration of the Bancorp Stock to be issued in connection with the Merger, in connection with any listing application to be filed with the Nasdaq Stock Exchange with respect to the Bancorp Stock, in the preparation of a proxy statement to be filed with the SEC that will be used by CorpBank to solicit proxies of its shareholders in connection with the approval and adoption of the Agreement and the Agreement of Merger (the "Proxy Statement") and in connection with any statements or applications to any governmental body in connection with the transactions contemplated by this Agreement. In connection therewith, CorpBank will furnish all financial or other information, including accountant comfort letters relating thereto, certificates, consents, and opinions of counsel concerning CorpBank and CorpBank Subsidiaries reasonably deemed necessary by Bancorp for the filing or preparation for filing of the Registration Statement and related matters.

         (b) CorpBank will cooperate with Bancorp and provide such information as may be necessary or advisable for Bancorp or CUB to make its applications required for regulatory approvals and for any other consents or approvals or to take any other action necessary or, in the reasonable judgment of Bancorp, advisable to consummate the Merger and the Bank Merger.

         (c) CorpBank covenants and agrees that all information furnished by CorpBank or any CorpBank Subsidiary for inclusion in the Registration Statement, the Proxy Statement, all applications to appropriate regulatory agencies for approval of or consent to the Merger and the Bank Merger, and all information furnished by CorpBank or any CorpBank Subsidiary to Bancorp or CUB pursuant to this Agreement, will comply in all material respects with the provisions of applicable law, including the Securities Act and the 1934 Act and the rules and regulations of the SEC thereunder, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

         (d) Bancorp will cooperate with CorpBank in the preparation of a proxy statement to be filed with the Superintendent and the FDIC that will be used by CorpBank to solicit proxies of its shareholders in connection with the approval and adoption of the Agreement and the Agreement of Merger (the "Proxy Statement") and in connection with any statements or applications to any governmental body in connection with the transactions contemplated by this Agreement. In connection therewith, Bancorp will furnish all financial or other information, including accountant comfort letters relating thereto, certificates, consents, and opinions of counsel concerning Bancorp and CUB reasonably deemed necessary by CorpBank for the filing or preparation for filing of the Proxy Statement and related matters.

         (e) Bancorp covenants and agrees that all information furnished by Bancorp or CUB for inclusion in the Registration Statement, the Proxy Statement, all applications to appropriate regulatory agencies for approval of or consent to the Merger and the Bank Merger, and all information furnished by Bancorp or CUB to CorpBank pursuant to this Agreement, will comply in all material respects with the provisions of applicable law, including the Securities Act and the 1934 Act and the rules and regulations of the SEC thereunder, and will not contain any untrue statement of a material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

    5.12 Termination of CorpBank Employee Stock Option Plans. CorpBank will take all steps necessary to cause its stock option plans to be terminated as of or prior to the Effective Time of the Merger, will grant no additional options under said plans prior to the Effective Time of the Merger, and will cause any options outstanding thereunder (irrespective of their exercise price and whether or not then presently exercisable or fully vested) to be exercised prior to the Calculation Date or canceled prior to the Calculation Date together with a release of all claims against CorpBank or Surviving Association related to such options.

    5.13 Agreement of CorpBank Affiliates. CorpBank agrees to use its best efforts to cause each person who is a CorpBank "affiliate" as defined pursuant to Rule 145 promulgated by the SEC under the Securities Act ("CorpBank Affiliate"), at least 30 days prior to the Effective Time of the Merger, to enter into an Affiliate Agreement, in the form attached hereto as Exhibit E, which provides that, among other things: (i) the CorpBank Stock owned by the CorpBank affiliate may not be sold or transferred for a period of not less than 30 days prior to the Effective Time of the Merger; (ii) the Bancorp Stock to be acquired by an CorpBank Affiliate upon consummation of the Merger (such shares of Bancorp Stock being sometimes referred to for purposes of this Section 5.13 as "Acquired Shares") will not be acquired with a view to the sale or distribution thereof except as permitted by Rule 145 promulgated by the SEC under the Securities Act ("Rule 145"); (iii) the Acquired Shares will not be disposed of in such a manner as to violate the Securities Act or the Affiliate Agreement and without Bancorp having first received an opinion of counsel reasonably satisfactory to Bancorp to the foregoing effect or other evidence of compliance with Rule 145 and the Affiliate Agreement, in each case reasonably satisfactory to Bancorp; (iv) none of the shares of CUB Common Stock received by the CorpBank Affiliate pursuant to the Merger will be sold, transferred or otherwise disposed of and the CorpBank Affiliate will not in any other way reduce their risk of ownership or investment in any of the shares of CUB Common Stock so received until the later of: (i) financial results covering a period of at least thirty (30) days of combined operations of CUB and CorpBank following the Effective Time of the Merger have been published by CUB (provided that the CorpBank Affiliate may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided in the Affiliate Agreement);(v) the certificates representing the Acquired Shares may bear a legend referring to the foregoing restrictions on disposition, and Bancorp may issue to its transfer agent appropriate stop transfer instructions with respect to the Acquired Shares; and (vi) each CorpBank Affiliate will obtain an agreement, and deliver a copy of such to Bancorp, from each transferee of Acquired Shares which is substantially similar to an Affiliate Agreement, unless such transferee may under the Securities Act dispose of the Acquired Shares transferred to him without registration under the Securities Act. Notwithstanding anything in this Section 5.13 to the contrary, in the event that such affiliate is also a director of CorpBank, they shall enter into an agreement in the form attached hereto as Exhibit E1, which shall provide, inter alia, that such person will not sell or transfer the Bancorp Stock to be acquired upon consummation of the Merger for a period of not less than six months following the publication of financial information for a mimimum of 30 days of combined operation of CUB and CorpBank.

    5.14 Bank Merger. At CUB's request, CorpBank and each CorpBank Subsidiary shall take all necessary corporate and other action including publication required under the Merger Statutes to approve and to permit the consummation of the Bank Merger, on the Closing Date. CorpBank agrees that it will execute, deliver and, when appropriate, file, and will cause each CorpBank Subsidiary to execute, deliver and, when appropriate, file, any and all agreements, applications and instruments necessary or desirable to permit the consummation of the Merger on the Closing Date, including, but not limited to, agreements of merger relating to the Merger, and will take, and will cause each CorpBank Subsidiary to take, such other action as CUB may reasonably request to permit the consummation of any transactions contemplated in connection with the Merger. CorpBank shall not take any action or allow any CorpBank Subsidiary to take any action which would prevent performance of agreements of merger or any transactions contemplated in connection with the Merger.

    5.15 Resignations. CorpBank shall obtain the resignations, to be effective as of the Effective Time of the Merger, of the directors and officers of CorpBank and the directors of all CorpBank Subsidiaries. Not less than ten (10) days prior to the Closing, CUB shall provide CorpBank with a list of CorpBank officers whose resignations will not be required.

    5.16 Corporate Action. The parties shall each take or cause to be taken all necessary corporate action required to carry out the transactions contemplated in this Agreement and the Agreement of Merger.

    5.17 Regulatory Approvals. Promptly following execution of this Agreement, the parties hereto shall prepare, submit and file, or cause to be prepared, submitted and filed, all applications for approvals and consents as may be required of any of them, respectively, by applicable law and regulations with respect to the transactions contemplated by this Agreement and by the Agreement of Merger, including without limitation any and all applications required to be filed with the OCC, the Fed and such other governmental or regulatory authorities as Bancorp may reasonably believe necessary. Each party shall cooperate with the others in the preparation of all of those applications and will furnish promptly upon request all documents, information, financial statements or other materials as may be required in order to complete said applications. Each party hereto shall afford the others a reasonable opportunity to review all such applications (except confidential portions thereof) and all amendments and supplements thereto before filing.

    5.18 Necessary Consents. In addition to the regulatory approvals referred to in Section 5.17, the parties hereto shall each apply for and diligently seek to obtain all other third party consents or approvals which may be necessary for the consummation of the Merger, including, without limitation, the written consent of any lessors of real and personal property which property cannot be assigned without the written consent of the other such lessors.

    5.19 Further Assurances. The parties agree that from time to time, whether prior to, at or after the Effective Time of the Merger, they will execute and deliver such further instruments of conveyance and transfer and take such other action as may reasonably be expected to consummate the transactions contemplated hereby. Bancorp, CUB, CorpBank and CorpBank Subsidiaries each agree to take such further action as may reasonably be requested by any other party in order to consummate the transactions contemplated by this Agreement and that are not inconsistent with the other provisions hereof.

                                   ARTICLE 6.

                CONDITIONS PRECEDENT TO CONTEMPLATED TRANSACTIONS

    6.1 General Conditions. The obligations of each of the parties hereto to consummate the transactions contemplated herein are further subject to the satisfaction, on or before the Closing Date, of the following conditions precedent:

         (a) Shareholder Approval. The transactions contemplated hereby shall have received all requisite approvals of the shareholders of CorpBank, Bancorp, and CUB.

         (b) No Proceedings. No legal, administrative, arbitration, investigatory or other proceeding by any governmental authority shall have been instituted and, at what would otherwise have been the Effective Time of the Merger, remain pending by or before a court or any governmental authority to restrain or prohibit the transactions contemplated hereby.

         (c) Regulatory Approvals. To the extent required by applicable law or regulation, all approvals or consents of any governmental authority, including without limitation, those of the OCC, Fed and Superintendent shall have been obtained or made for the transactions contemplated hereby, and the applicable waiting period under the BHCA and the Bank Merger Act shall have expired. All other statutory or regulatory requirements for the valid completion of the transactions contemplated hereby shall have been satisfied.

         (d) Stock Exchange Listing. The shares of Bancorp Stock deliverable pursuant to this Agreement shall have been duly authorized for listing, subject to official notice of issuance, on the Nasdaq Stock Exchange.

         (e) Registration Statement and Proxy Statement. The Registration Statement shall have become effective under the Securities Act and copies of the Proxy Statement shall have been mailed to every shareholder of record of CorpBank on the record date not less than 20 days prior to the date of the shareholders' meeting called to act upon the Merger.

    6.2 Conditions to Obligations of Bancorp and CUB. The obligations of Bancorp and CUB to effect the transactions contemplated hereby shall be subject to the following conditions, any of which may be waived in writing by Bancorp and CUB:

         (a) Representations and Warranties; Performance of Covenants. Each of the representations and warranties of CorpBank and CorpBank Subsidiaries set forth herein shall be true and correct as of the Effective Time of the Merger in all material respects, as if made on such date; and CorpBank and CorpBank Subsidiaries shall have performed in all material respects all of the covenants to be performed by them on or prior to the Effective Time of the Merger.

         (b) Opinion of Counsel for CorpBank. Bancorp and CUB shall have received from Knecht & Hansen, counsel to CorpBank, an opinion dated the Effective Time of the Merger in substantially the form attached hereto as Exhibit F.

         (c) Authorization of Merger. All action necessary to authorize the execution, delivery and performance of this Agreement by CorpBank and the CorpBank Subsidiaries and the consummation of the transactions contemplated hereunder shall have been duly and validly taken by the Boards of Directors and shareholders of CorpBank, and the CorpBank Subsidiaries including without limitation approval by a vote of the holders of at least two thirds of the outstanding shares of CorpBank Stock pursuant to the National Bank Act and the California Corporations Code, and CorpBank shall have full power and right to merge pursuant to the Agreement of Merger.

         (d) Dissenters' Rights. Not more than 5% of the outstanding shares of CorpBank Stock shall have been determined to be "dissenting shares" as defined in the California Corporations Code, the National Banking Act and other applicable law and regulation.

         (e) Regulatory Approvals and Related Conditions. Any governmental and regulatory approvals and consents referred to in Sections 6.1(c) and any other section of this Agreement shall have been granted without the imposition of conditions that are or would have become applicable to Bancorp, or the Surviving Association and that Bancorp reasonably and in good faith concludes would adversely affect the financial condition or operations of Bancorp, or the Surviving Association, or otherwise would be burdensome.

         (f) Third Party Consents. CorpBank shall have obtained all consents of other parties to their material mortgages, notes, leases, franchises, agreements, licenses and permits as may be necessary to permit the transactions contemplated herein to be consummated, without default, acceleration, breach or loss of rights or benefits thereunder.

         (g) Absence of Certain Changes. As of the Closing Date there shall not exist any of the following: (i) any change(s) in the consolidated financial condition, results of operation or prospects of CorpBank since June 30, 1995 which individually is or in the aggregate are materially adverse to CorpBank on a consolidated basis; or (ii) any damage, destruction, loss or event materially and adversely affecting the properties, business or prospects of CorpBank on a consolidated basis.

         (h) Termination of Stock Option Plans. CorpBank shall have caused its stock option plans to be terminated as of the Calculation Date and shall have obtained the consents or agreements specified in, and otherwise shall have complied with the terms of, Section 5.12.

         (i) Shareholders' Agreements. All directors of CorpBank and all Shareholders specified in Section 1.9 shall have entered into agreements in substantially the form attached hereto as Exhibit B concurrently with the execution of this Agreement, and each of the persons executing such agreement shall have performed in all material respects the obligations to be performed by him under the agreement.

         (j) Officers' Certificate. There shall have been delivered to Bancorp on the Closing Date a certificate executed by the Chairman of the Board, Vice Chairman of the Board, Chief Executive Officer and the Chief Financial Officer of CorpBank certifying, to the best of their knowledge, compliance with all of the provisions of Sections 6.2(a), (c), (d), (f), (g), (h) and (i).

         (k) Validity of Transactions. The validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to Bancorp and CUB hereunder, shall be subject to the approval, to be reasonably exercised, of counsel for Bancorp and CUB.

         (l) Accountants' Letters.

             (i) Bancorp shall have received from AA, letters, dated the date of mailing of the Proxy Statement and the Effective Time of the Merger, in form and substance satisfactory to Bancorp: (i) confirming that they are independent public accountants with respect to CorpBank and CorpBank Subsidiaries within the meaning of the Securities Act and the published rules and regulations thereunder; (ii) stating that, in their opinion, the audited consolidated financial statements of CorpBank and CorpBank Subsidiaries, examined by them and included or incorporated by reference in the Proxy Statement and Registration Statement and reported therein by them, comply as to form in all material respects with the applicable accounting requirements of the 1934 Act, the Securities Act and the applicable published rules and regulations thereunder, as appropriate; (iii) stating in effect that they have made a review of the unaudited consolidated interim financial statements included or incorporated by reference in the proxy statement or registration statement for periods subsequent to the most recent audited consolidated financial statements included or incorporated by reference in the Proxy Statement and the Registration Statement in accordance with standards established by the American Institute of Certified Public Accountants and nothing came to their attention that caused them to believe that such unaudited consolidated financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1934 Act and the Securities Act, as appropriate, or are not presented in conformity with generally accepted accounting principles applied on a basis consistent in all material respects with that of the most recent audited consolidated financial statements included or incorporated by reference in the Proxy Statement and the Registration Statement; (iv) stating in effect that, on the basis of certain procedures and inquiries including a reading of the latest available unaudited consolidated interim financial statements of CorpBank and CorpBank
Subsidiaries, inquiries of officials of CorpBank and CorpBank Subsidiaries responsible for financial and accounting matters, and a reading of the minutes of the meetings of the Boards of Directors and shareholders of CorpBank and CorpBank Subsidiaries (which procedures and inquiries do not constitute an examination made in accordance with generally accepted auditing standards and would not necessarily reveal material adverse changes in the consolidated financial position or results of operations of CorpBank and CorpBank Subsidiaries ), nothing came to their attention that caused them to believe that (A) the unaudited consolidated financial statements of CorpBank and the CorpBank Subsidiaries incorporated by reference in the Proxy Statement and the Registration Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1934 Act and the Securities Act, as appropriate, or that the unaudited consolidated financial statements are not in conformity with generally accepted accounting principles applied on a basis substantially consistent with that of the audited consolidated financial statements or that at a specified date not more than five days prior to the date of mailing of the Proxy Statement or Effective Date of the Registration Statement and the Effective Time of the Merger, as applicable, there has been any material change in the capital stock, other equity securities or other ownership interests of CorpBank or any of the CorpBank Subsidiaries , or any increase in consolidated long-term debt of CorpBank or any of the CorpBank Subsidiaries, or any reduction in consolidated shareholders' equity (excluding unrealized gain or loss on marketable equity securities) or other ownership interests as compared with the amounts of those items set out in the audited consolidated statement of condition at December 31, 1994 and with any subsequent unaudited consolidated statement of condition included or incorporated by reference in the Proxy Statement and Registration Statement, except for changes and the amount of such reduction, if any, which are described in such letter or are set forth in the Proxy Statement and Registration Statement, or (B) since December 31, 1994 any dividends were paid on the CorpBank Stock except as described in such letter; and (v) in addition to the review referred to in clause (iii) above and the limited procedures referred to in clause (iv) above, they have carried out certain specified procedures, if any, not constituting an audit, with respect to certain amounts or percentages and financial information which appear in the Proxy Statement and Registration Statement and which have been reasonably specified by Bancorp or CorpBank, as described in such letter.

         (m) Covenants Not to Compete. Each director of CorpBank who is a shareholder of CorpBank shall have entered into an "Agreement Not to Compete" in substantially the form attached hereto as Exhibits G(1), and G(2)(Stanley Pawlowski).

         (n) Registration Statement. The Registration Statement shall have been declared effective, no stop-order with respect to the Registration Statement shall have been received by Bancorp and no proceeding for such purpose shall be pending or threatened before the SEC.

         (o) Blue Sky Qualification. The sale of the Bancorp Stock referred to herein shall have been qualified or registered with the appropriate authorities of all states in which qualification or registration is required under the state securities or Blue Sky laws, and such qualifications or registrations shall not have been suspended or revoked.

         (p) Rule 145 Affiliate Agreements. CorpBank shall have delivered to Bancorp not later than 30 days prior to the Effective Date, all of the executed Affiliate Agreements specified in Section 5.13.

         (q) Resignations. CorpBank shall have delivered the resignations required by Section 5.15.

         (r) Regulatory Approvals for Bank Merger. All approvals or consents of any governmental authority shall have been obtained or made for the Bank Merger and all applicable waiting periods shall have expired. All other statutory or regulatory requirements for the valid completion of the Bank Merger shall have been satisfied.

         (s) General Releases. The general releases and dismissals of litigation set forth in Section 5.6 (u) shall have been received and are acceptable to CUB.

         (t) Pawlowski. Stanley Pawlowski shall agree that at the Closing he will become an employee of CUB, on terms and conditions to be agreed upon by CUB and Pawlowski. He will further agree that in the event CUB or Bancorp offers him a position as a director of either or both companies, he will accept such appointment.

    6.3 Conditions to Obligations of CorpBank. The obligations of CorpBank to effect the transactions contemplated hereunder shall be subject to the following conditions, any of which may be waived in writing by CorpBank:

         (a) Representations and Warranties; Performance of Covenants. Each of the representations and warranties of Bancorp and CUB set forth herein shall be true and correct as of the Effective Time of the Merger in all material respects, as if made on such date; and Bancorp and CUB shall have performed in all material respects all of the covenants to be performed by them on or prior to the Effective Time of the Merger.

         (b) Authorization of Merger. All actions necessary to authorize the execution, delivery and performance of this Agreement by Bancorp and CUB and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors of each of Bancorp and CUB, and CUB shall have full power and right to merge pursuant to the Agreement of Merger.

         (c) Officers' Certificate. There shall have been delivered to CorpBank on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of each of Bancorp and CUB certifying, to the best of their knowledge, compliance with all of the provisions of Sections 6.3(a) and
(c).

         (d) Third Party Consents. Bancorp and CorpBank shall have obtained all consents of other parties to their material mortgages, notes, leases, franchises, agreements, licenses and permits as may be necessary to permit the transactions contemplated herein to be consummated, without default, acceleration, breach or loss of rights or benefits thereunder.

         (e) Absence of Certain Changes. As of the Closing Date there shall not exist any of the following: (i) any change(s) in the consolidated financial condition, results of operation or prospects of Bancorp since December 31, 1994 which individually is or in the aggregate are materially adverse to Bancorp on a consolidated basis; or (ii) any damage, destruction, loss or event materially and adversely affecting the properties, business or prospects of Bancorp on a consolidated basis.

         (f) Fairness Opinion. Within ten (10) days of the execution of this Agreement, CorpBank shall have received a letter from The Findley Group or such other party as may be acceptable to the parties, substantially in the form attached hereto as Schedule 6.3(f), to the effect that the transactions contemplated by this Agreement are fair from a financial point of view to the shareholders of CorpBank.

         (g) Validity of Transactions. The validity of all transactions herein contemplated, as well as the form and substance of all opinions, certificates, instruments of transfer and other documents to be delivered to CorpBank hereunder, shall be subject to the approval, to be reasonably exercised, of counsel for CorpBank.


                                   ARTICLE 7.

                             EMPLOYEE BENEFITS PLANS

    7.1 Termination of CorpBank Employee Benefit Plans. Prior to the Effective Time of the Merger, CorpBank will take, and will cause all CorpBank Subsidiaries to take, all actions necessary to terminate their respective employee benefit plans and pension plans as of the Effective Time of the Merger. Contributions under the employee benefit plans and pension plans will be made at the rate provided in those respective plans through the Effective Time of the Merger. Except for amendments that are required by the Tax Reform Act of 1986 and later legislation, no amendments to the employee benefit plans and pension plans shall be made which increase the obligations of employers under any of the plans. Distributions from the plans will be made to the participants as soon as practicable after the termination of the plans in accordance with requirements of ERISA and the Code.

                                   ARTICLE 8.

                                   TERMINATION

    8.1  Termination of this Agreement.

         (a) This Agreement may be terminated:

             (i)    By mutual agreement of the parties, in writing;

             (ii) By (A) Bancorp immediately upon the expiration of 30 days from the date that Bancorp has given notice to CorpBank of a material breach or default by CorpBank or any CorpBank Subsidiary in the performance of any covenant, agreement, representation, warranty, duty or obligation hereunder or
(B) CorpBank immediately upon the expiration of 30 days from the date that CorpBank has given notice to Bancorp of a material breach or default by Bancorp or CUB in the performance of any covenant, agreement, representation, warranty, duty or obligation hereunder; provided, however, that no such termination shall be effective if, within such 30-day period, the breaching or defaulting party shall have substantially corrected and cured the grounds for the termination as set forth in said notice of termination.

             (iii) By Bancorp or CUB if any governmental or regulatory authority denies or refuses to grant the approvals, consents or authorizations required to be obtained in order to consummate the transactions covered and contemplated by this Agreement, or if any such approval contains conditions which, in the reasonable opinion of Bancorp or CUB, are materially burdensome to its ongoing operations.

             (iv) By CorpBank if any governmental or regulatory authority denies or refuses to grant the approvals, consents or authorizations required to be obtained in order to consummate the transactions covered and contemplated by this Agreement other than the Merger.

             (v) By Bancorp or CUB at any time prior to the Effective Time of the Merger, if (A) the Board of Directors of CorpBank approves a transaction (or CorpBank executes a letter of intent or other document) pursuant to which any person or entity or related group of persons or entities acquires, directly or indirectly, record or beneficial ownership (as defined in Rule 13d-3 promulgated by the SEC pursuant to the 1934 Act) or control of 5% or more of the outstanding shares of CorpBank Stock; (B) any person or entity or related group of persons or entities seeks to acquire 5% or more of the outstanding shares of CorpBank Stock by tender offer or otherwise, and the Board of Directors of CorpBank does not advise CorpBank's shareholders that the Board does not support such tender offer or acquisition and that it does support the Merger; (C) if CorpBank violates its covenant pursuant to Section 5.7(j); or (D) the Merger does not receive the requisite approval of CorpBank shareholders.

             (vi) By CUB in the event of any change)s) in the financial condition, results of operation, business, property, assets (including loan portfolios), prospects, operations, liquidity, income or condition (financial or otherwise) or prospects of CorpBank since December 31, 1994 (except those events related to the Audit Group Report dated June 12, 1995) which individually or in the aggregate are materially adverse to CorpBank or any damage, destruction, loss, or event materially and adversely affecting the properties, business or prospects of CorpBank (a "material adverse change"). For purposes of this section, only, and with regard only to matters the effect of which can be reasonably quantified, an event, occurrence, or circumstances shall be deemed to have occurred if the average Core Deposits for the three month period prior to the end of the month just prior to the Closing, do not equal or exceed 85% of the Core Deposits of CorpBank at December 31, 1994. For purposes of this provision, Core Deposits shall include non interest bearing demand deposit accounts, interest bearing demand deposit accounts, savings accounts and money market accounts, but shall not include Certificate of Deposits. Additionally, for purposes of this provision, CUB shall perform a review of CorpBank's loan portfolio prior to Closing to determine if a material adverse change has occurred in CorpBank's loan portfolio. A material adverse change will have occurred if the reserves which need to be allocated in CUB's opinion and pursuant to its loan grading and allowance for loan and lease losses policy, uniformly applied, exceed CorpBank's allowance for loan and lease losses by approximately 15%. CUB shall also conduct a legal audit prior to Closing to determine if any legal matters or events constitute a material adverse change. A material adverse change will also be deemed to have occurred if there is a 10% negative change in any two or more of the factors affecting the business and prospects of CorpBank, including but not limited to Core Deposits, allowance for loan and lease losses or legal exposure.

             (vii) By CorpBank in the event of any change(s) in the consolidated financial condition, results of operation, business, property, assets (including loan portfolios), prospects, operations, liquidity, income or condition (financial or otherwise) or prospects of CUB since December 31, 1994, which individually or in the aggregate are materially adverse to CUB or any damage, destruction, loss, or event materially and adversely affecting the properties, business or prospects of CUB on a consolidated basis (a "material adverse change").

             (viii) By CorpBank or CUB if either reasonably disapproves the determinations of AA with regard to CorpBank shareholders' equity, net income
(loss), and the net after tax effect of any sale or distribution of the Bond Claim, providing that the terminating party shall be required to set forth the reasons for such disapproval in writing.

         (b) This Agreement shall be terminated if any conditions specified in
Article VI have not been satisfied or waived in writing by the party authorized to waive such conditions by February 28, 1996 unless mutually extended by the parties hereto.

         (c) This Agreement may be terminated by Bancorp or CUB if Schedules provided by CorpBank disclose material contracts, liabilities or potential liabilities not previously disclosed orally or in writing by CorpBank to CUB or fail to disclose material contracts, liabilities or potential liabilities which come to CUB's attention in any other manner.

    8.2 Effect of Termination; Survival. No termination of this Agreement under this Article VIII for any reason or in any manner shall release, or be construed as so releasing, any party hereto from its obligations pursuant to Sections 5.1,
9.1 or 9.2 hereof or from any liability or damage to any other party hereto arising out of, in connection with or otherwise relating to, directly or indirectly, said party's material breach, default or failure in performance of any of its covenants, agreements, duties or obligations arising hereunder, or any breaches of any representation or warranty contained herein arising prior to the date of termination of this Agreement.

                                   ARTICLE 9.

                               GENERAL PROVISIONS

    9.1  Indemnification.

         (a) CorpBank agrees to defend, indemnify and hold harmless Bancorp and CUB, their officers and directors, their attorneys, and each person who controls Bancorp within the meaning of the Securities Act from and against any costs, damages, liability and expenses of any nature, insofar as such costs, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Proxy Statement or in the Registration Statement or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that CorpBank shall be liable in any such case only to the extent that any such cost, damage, liability or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in said Proxy Statement or Registration Statement or amendments or supplements thereto, in reliance upon and in conformity with information with respect to CorpBank or CorpBank Subsidiaries furnished to Bancorp by or on behalf of CorpBank specifically for use therein.

         (b) Bancorp and CUB agree to defend, indemnify and hold harmless CorpBank, its officers and directors, its attorneys, accountants and each person who controls CorpBank within the meaning of the Securities Act from and against any costs, damages, liabilities and expenses of any nature, insofar as any such costs, damages, liabilities or expenses arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Proxy Statement or in the Registration Statement or any amendments or supplements thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make statements therein not misleading; provided, however, that neither Bancorp nor Bank will be liable in any such case to the extent that any such cost, damage, liability or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in said Proxy Statement or Registration Statement, or amendments or supplements thereto, in reliance upon and in conformity with information with respect to CorpBank or CorpBank Subsidiaries furnished to Bancorp by or on behalf of CorpBank specifically for use therein.

    9.2 Expenses. Each party hereto shall pay its own costs and expenses, including, but not limited to, those of its attorneys and accountants, in connection with this Agreement and the transactions covered and contemplated hereunder.

    9.3 Notices. All notices, demands or other communications hereunder shall be in writing or by telex or facsimile transmission and shall be deemed to have been duly given on the date of service if delivered (i) in person or by telex or facsimile transmission (provided that telexed or telecopied notices are also mailed by first class, certified or registered mail, postage prepaid); or (ii) 72 hours after mailing by United States mail, first-class, certified or registered, with return receipt requested and postage prepaid, and properly addressed as follows:

         (a) If to CorpBank:

                   Corporate Bank
                   2740 North Grand Avenue
                   Santa Ana, California 94105

                   Attention:
                   Allan Stokke, Chairman
                   Stanley Pawlowski, Vice Chairman

         With copies to:

                   Richard Knecht, Esq.
                   Knecht & Hansen
                   1301 Dove Street, Suite 900
                   Newport Beach, California 92660
                   fax: (714) 851 1732

         (b) If to Bancorp and CUB:

                   CU Bancorp and California United Bank, National Association 16030 Ventura Boulevard
                   Encino, California 90071
                   Attention:  Stephen G. Carpenter.
                               Chief Executive Officer

                   Telecopier Number (818) 907-5024


         With copies to:

                   Anita Y. Wolman, Esq.
                   General Counsel
                   California United Bank, N.A.
                   16030 Ventura Boulevard
                   Encino, California 91436
                   Telecopier No. (818) 907-5024


The persons or addresses to which mailings or deliveries shall be made may change from time to time by notice given pursuant to the provisions of this
Section 9.3.

    9.4 Successors and Assigns. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective transferees, successors and assigns; provided, however, that, except as otherwise contemplated herein, this Agreement and all rights, privileges, duties and obligations of the parties hereto may not be assigned or delegated by any party hereto without the prior written consent of the other parties to this Agreement and any purported assignment in violation of this Section 9.4 shall be null and void.

    9.5 Third Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person other than the parties hereto. As used in this Agreement, the term "party" or "parties" shall refer only to Bancorp, CUB, CorpBank, CorpBank Subsidiaries, the Surviving Association or any of them.

    9.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

    9.7 Governing Law. This Agreement is made and entered into in the State of California and, except to the extent that the provisions of the National Banking Act are mandatorily applicable, the laws of the State of California shall govern the validity and interpretation hereof and the performance of the parties hereto of their respective duties and obligations hereunder. The parties hereto agree to venue in the city of Los Angeles, State of California.

    9.8 Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

    9.9 Waiver and Modification. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. This Agreement and the Agreement of Merger, when executed and delivered, may be modified or amended by action of the Boards of Directors of Bancorp, CUB, CorpBank or CorpBank Subsidiaries without action by their respective shareholders. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

    9.10 Attorneys' Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or other body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other body having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such suit or action, including, without limitation, legal fees and court costs (whether or not taxable as such).

    9.11 Jury Waiver. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ANY MATTER ARISING OUT OF THIS AGREEMENT OR RELATED TO THIS AGREEMENT OR IN CONNECTION WITH ANY TRANSACTION OR MATTER CONTEMPLATED IN THIS AGREEMENT.

    9.12 Entire Agreement. The making, execution and delivery of this Agreement by the parties hereto have not been induced by any representations, statements, warranties or agreements other than those herein expressed. This Agreement embodies the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, unless expressly referred to by reference herein.

    9.13 Severability. Whenever possible, each provision of this Agreement and every related document shall be interpreted in such manner as to be valid under applicable law. However, if any provision of any of the foregoing shall be invalid or prohibited under said applicable law, it shall be construed, interpreted and limited to effectuate its purpose to the maximum legally permissible extent.
If it cannot be so construed and interpreted so as to be valid under such law, such provision shall be ineffective to the extent of such invalidity or prohibition without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be construed to the maximum extent possible to carry out its terms without such invalid or unenforceable provision or portion thereof.

    9.14 Effect of Disclosure. Any list, statement, document, writing or other information set forth in, referenced to or attached to any Schedule or Exhibit delivered pursuant to any provision of this Agreement shall be deemed to constitute disclosure for purposes of any other Schedule or Exhibit required to be delivered pursuant to any other provision of this Agreement.

    9.15 Publicity. The parties hereto agree that they will coordinate on any publicity concerning this Agreement, and the transactions contemplated hereby. Except as may be required by law, no party shall issue any press release, publicity statement or other public notice relating in any way to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the others, which consent shall not be unreasonably withheld.

    9.16 Knowledge. Whenever any statement herein or in any schedule, exhibit, certificate or other documents delivered to any party pursuant to this Agreement is made "to the knowledge" or "to the best knowledge" of any party or other person, such party or other person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted.

    9.17 Schedules. Notwithstanding anything to the contrary herein, Schedules to this Reorganization Agreement may be submitted not more than ten (10) business days following execution of this Reorganization Agreement. If a party does not object to any Schedule within 3 business days of receipt thereof, it shall be deemed acceptable.

    IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the day and year first above written.

        Bancorp:                            CU BANCORP


                                             By:
                                                --------------------------------
                                             Name: STEPHEN G. CARPENTER
                                             Title:  PRESIDENT


                                             By:
                                                --------------------------------
                                             Name: PATRICK HARTMAN
                                             Title:   CHIEF FINANCIAL OFFICER



CUB:                                         CALIFORNIA UNITED BANK, NATIONAL
                                             ASSOCIATION


                                             By:
                                                --------------------------------
                                             Name:  STEPHEN G. CARPENTER
                                             Title:  CHIEF EXECUTIVE OFFICER

                                             By:
                                                --------------------------------
                                             Name:   DAVID I. RAINER
                                             Title:   PRESIDENT

        CorpBank:                            CORPORATE BANK



                                             By:
                                                --------------------------------
                                             Name: C. ELLIS PORTER
                                             Title: PRESIDENT



                                             By:
                                                --------------------------------
                                             Name: JAMES HANSEN
                                             Title: VICE PRESIDENT

                                   EXHIBIT A

                               AGREEMENT TO MERGE
                                    BETWEEN
                  CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION
                                      AND
                                 CORPORATE BANK
                              UNDER THE CHARTER OF
                  CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION
                               UNDER THE TITLE OF
                  CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION



       THIS AGREEMENT TO MERGE ("Agreement") dated as of __________, 1995 by and between CALIFORNIA UNITED BANK, NATIONAL ASSOCIATION ("CUBNA"), a national banking association organized under the laws of the United States, with its principal executive office located in Encino, California, with a capital stock of $__________________ divided into ______________ shares of common stock, each of $5.00 par value ("CUBNA Common"), capital surplus of approximately $________ million and undivided profits, including capital reserves, of approximately $________ million, as of September 30, 1995, and CORPORATE BANK ("CorpBank") a California state chartered banking corporation with its principal executive office located in Santa Ana, California, with a capital stock of $_________, divided into _____________ shares of common stock, each of $_____ par value ("CorpBank Common"), surplus of approximately $________ and undivided profits, including capital reserves, of approximately $________ million, as of September 30, 1995, each acting pursuant to the Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995, by and between CU Bancorp ("CUB") CUBNA and CorpBank ("Agreement and Plan of Reorganization"), and pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC Section
215a), witnesseth as follows:

WHEREAS, CUB, a California corporation and the owner of 100% of the outstanding shares of CUBNA has entered into an Agreement and Plan of Reorganization through which it will acquire the outstanding shares of CorpBank through a merger of CUBNA and CorpBank, in which the holders of the outstanding shares of CorpBank will receive a combination of cash and outstanding shares of CUB; and

WHEREAS, this Agreement of Merger is conditioned upon the closing of the

Agreement and Plan of Reorganization and it is the intent of the parties that CorpBank be merged into CUBNA on the same day as the Closing as defined in the Agreement and Plan of Reorganization; and

WHEREAS, the transactions set forth in the Agreement and Plan of Reorganization and the Agreement to Merge are to be accounted for by CUB using the purchase accounting method.

NOW THEREFORE, For and in consideration of the execution of the Agreement and Plan of Reorganization, the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties do hereby enter into this Agreement to Merge and prescribe the terms and conditions of the merger of CorpBank into CUBNA and the method of effecting the merger.

SECTION      1.

CorpBank shall be merged with and into CUBNA ("Merger") under the charter of CUBNA.

SECTION      2.

The name of the receiving association ("Receiving Bank") shall be California United Bank, National Association.

SECTION      3.

The business of the Receiving Bank shall be that of a national banking association. This business shall be conducted by the Receiving Bank at its principal executive office, which shall be located at 16030 Ventura Boulevard, Encino, California 91436, and at its legally established branches and offices.

SECTION      4.

The amount of capital stock of the Receiving Bank shall be $________, divided into ________ shares of common stock, each of $5.00 par value, and at the time the Merger shall become effective as specified in the approval to be issued by the United States Comptroller of the Currency ("Closing Date"), the Receiving Bank shall have a surplus of approximately $________ million, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of CorpBank and CUBNA as stated in the preamble of this Agreement, adjusted, however, for normal earnings and expenses, any adjustments required by transactions contemplated in the Agreement and Plan of Reorganization, any distributions by CUBNA or CorpBank, and purchase accounting adjustments between June 30, 1995 and the Closing Date.

SECTION      5.

The Receiving Bank shall possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of CorpBank and CUBNA; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of CorpBank and CUBNA, shall be deemed to be vested in the Receiving Bank without further act or deed, including appointments, designations and nominations and all other rights and interests in any fiduciary capacity; and the title to any real estate or any interest therein, vested in either of CorpBank or CUBNA shall not revert or be in any way impaired by reason of the Merger. The Receiving Bank shall thenceforth be liable for all the liabilities, obligations and penalties of each of CorpBank and CUBNA.

SECTION      6.

The existing holder of CUBNA Common shall retain its present rights. All of the issued and outstanding shares of CorpBank Common shall be converted as of the Closing Date into the right to receive from CUB ____________ shares of CUB Common Stock, without par value ("CUB Common") and cash in the amount of $_______________; provided, however, that no fractional shares of CUB Common shall be issued and

CUB shall pay or cause to be paid cash in lieu of fractional shares of CUB Common. The cash payment as to a fractional share of CUB Common which would otherwise be issuable pursuant to this Section 6 shall equal the product of (i) the fraction of a share of CUB Common which would have been so issuable multiplied by (ii) $8.00.

SECTION      7.

Between the date of this Agreement and the Closing Date, CorpBank shall not issue, sell, redeem or acquire for value, or agree to do so, any debt securities or any shares of the capital stock or other ownership interests, or securities convertible into, or options, rights or warrants exercisable for, such shares or interests of CorpBank, or declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to CorpBank's shareholders, or split, combine or reclassify any shares of CorpBank Common, or any other equity security of CorpBank, or otherwise engage in any acts which are inconsistent with CorpBank's obligations with respect to its conduct as provided in the Agreement and Plan of Reorganization.

SECTION      8.

The directors of the Receiving Bank shall be the directors of CUBNA in office immediately prior to the Merger becoming effective, who shall hold office until the next annual meeting of its stockholders or until such time as their successors are elected and qualified.

SECTION      9.

Effective as of the Closing Date, the Articles of Association attached hereto as Exhibit A shall be the Articles of Association of the Receiving Bank.

SECTION      10.

It is a condition to the closing and consummation of this Agreement to Merge that the Agreement and Plan of Reorganization shall close, according to its terms on the same day as the effective time of the merger described in this Agreement to merge.

SECTION      11.

This Agreement shall be terminated by any termination of the Agreement and Plan of Reorganization or may be terminated by mutual agreement of the parties.

SECTION      12.

This Agreement shall be ratified and confirmed by the affirmative vote of the holders of at least two-thirds of the capital stock outstanding of each of CorpBank and CUBNA at meetings of each to be held on the call of the directors or otherwise in accordance with law, and the Merger shall become effective on the Closing Date.

       WITNESS, the signature and seal of California United Bank, National Association this ____ day of ________, 1995, set by its President and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by a majority, and witness the signature of a majority of its Board of
Directors:

                                    California United Bank, National Association



                                     By: _______________________________________
                                                      David I. Rainer, President

Attest:


___________________________________________
Anita Y. Wolman Esq., Assistant Secretary



(Seal)


____________________________

____________________________

____________________________

____________________________

____________________________

____________________________

____________________________

____________________________

____________________________

____________________________


Directors of CUBNA

       WITNESS, the signature and seal of Corporate Bank, a California Banking Corporation, this ____ day of ________, 1995, set by its President and attested to by its Secretary, pursuant to a resolution of its Board of Directors, acting by a majority, and witness the signature of a majority of its Board of Directors:

                                                            Corporate Bank



                                                            By:________________
Attest:                                                     President


__________________________
        Secretary

(Seal)



__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

Directors of CorpBank

STATE OF CALIFORNIA     )
                        )  SS:
COUNTY OF Los Angeles   )

       On this ____ day of ________, 1995, before me, a notary public for this state and county, personally came David I. Rainer, as President, and Anita Y. Wolman as Assistant Secretary, of California United Bank, National Association, and each in his or her capacity acknowledged this instrument to be the act and deed of California United Bank, National Association and the seal affixed to it to be its seal; and also came


__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

__________________________

being a majority of the Board of Directors of California United Bank, National Association, and each of them acknowledged this instrument to be the act and deed of California United Bank, National Association and of himself as a director.

       WITNESS my official seal and signature this day and year.


                                              __________________________________
(Seal of Notary)                              Notary Public, Los Angeles County
                                              My commission expires ____________

STATE OF CALIFORNIA     )
                        )  SS.
COUNTY OF Los Angeles   )


       On this ____ day of ______, 1995, before me, a notary public for this state and county, personally came Ellis Porter, as President, and ______________, as Secretary, of Corporate Bank, and each in his capacity acknowledged this instrument to be the act and deed of Corporate Bank and the seal affixed to it to be its seal; and also came


______________________________

______________________________

______________________________

______________________________

______________________________

______________________________

______________________________


being a majority of the Board of Directors of Corporate Bank, and each of them acknowledged this instrument to be the act and deed of Corporate Bank and of himself or herself as a director.

       WITNESS my official seal and signature this day and year.


                                            ____________________________________
(Seal of Notary)                            Notary Public, Orange County
                                            My commission expires ______________

                                  EXHIBIT B-1

                            STOCKHOLDERS' AGREEMENT

                                  (Directors)

                 This Stockholders' Agreement ("Agreement") is made and entered into this ____ day of _____________, 1995, by and between CU Bancorp ("CUB") and each of the other persons executing this Agreement (each such person is referred to individually as a "CorpBank Stockholder" and collectively referred to as the "CorpBank Stockholders"), with reference to the following facts:

                 A. CUB, California United Bank National Association ("CUBNA"), and Corporate Bank ("CorpBank") have entered into that certain Amended and Restated Agreement and Plan of Reorganization ("Reorganization Agreement"), dated as of October 11, 1995, pursuant to which CUBNA will merge with CorpBank (the "Merger") and will pay consideration to CorpBank shareholders in the form of CUB Common Stock and cash.

                 B. Each of the CorpBank Stockholders is also a director of CorpBank.

                 C. In order to induce CUB to enter into the Reorganization Agreement, the CorpBank Stockholders (comprising the entire Board of Directors of CorpBank who own CorpBank stock) desire to enter into this Agreement solely in their capacity as Stockholders.

                 NOW, THEREFORE, in consideration of the promises and of the respective representations, warranties and covenants, agreements and conditions contained herein and in the Reorganization Agreement, the parties hereto agree as follows:

1.       Agreements of CorpBank Stockholders.

                 1.1 Agreement to Vote. At any meeting of shareholders of CorpBank or in connection with any solicitation of the written consent of shareholders of CorpBank to approve the Reorganization Agreement and the transactions contemplated thereby, each of the CorpBank Stockholders shall vote or cause to be voted all shares of common stock of CorpBank ("CorpBank Stock") owned by each such CorpBank Stockholder, and any other shares of CorpBank Stock hereafter acquired by each such CorpBank Stockholder, in favor of, and to approve, the principal terms of the Merger and any other matter contemplated by the Reorganization Agreement which requires the approval of the shareholders of CorpBank.

         1.2 Agreement to Recommend. Each CorpBank Stockholder shall recommend to the shareholders of CorpBank to vote in favor of, and to approve, the principal terms of the Merger and any other matter contemplated by the Reorganization Agreement.

         1.3 Restrictions on Dispositions. Each CorpBank Stockholder agrees that he will not pledge or otherwise encumber, nor sell, assign or otherwise dispose of, any shares of CorpBank Stock currently owned or acquired by such CorpBank Stockholder after the date of this Agreement, except (i) with the prior written consent of CUB (which shall not be unreasonably withheld); (ii) pursuant to the Merger; or (iii) by a bona fide pledge to secure a loan made on a full-recourse basis.

         1.4 Cooperation. Each CorpBank Stockholder agrees to cooperate fully with CUB in connection with the Acquisition. Each CorpBank Stockholder agrees that he will not directly or indirectly, solicit any inquiries or proposals from, or enter into, or continue any discussions, negotiations or agreements relating to, or vote in favor of any proposal or transaction for disposition of the business or assets of CorpBank or any subsidiary thereof, or the acquisition of CorpBank's voting securities or any business combination with any person other than CUB or any wholly-owned subsidiary of CUB.

2.       Representations and Warranties of CorpBank Stockholders.

         Each of the CorpBank Stockholders represents and warrants to and agrees with CUB as follows:

         2.1 Capacity. Each such CorpBank Stockholder has all the requisite capacity and authority to enter into and perform such CorpBank Stockholder's obligations under this Agreement.

         2.2 Binding Agreement. This Agreement constitutes the valid and legally binding obligation of each such CorpBank Stockholder.

         2.3 Non-Contravention. The execution and delivery of this Agreement by each such CorpBank Stockholder does not, and the performance by such CorpBank Stockholder of such CorpBank Stockholder's obligations hereunder and the consummation by such CorpBank Stockholder of the transactions contemplated hereby will not, violate or conflict with or constitute a default under any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such CorpBank Stockholder is a party or by which such CorpBank Stockholder is bound, or any statute, rule or regulation to which such CorpBank Stockholder or any of such CorpBank Stockholder's property is subject.

         2.4 Ownership of Shares. Schedule 1 hereto correctly sets forth the number of shares of CorpBank Stock owned by each CorpBank Stockholder, or with respect to which each CorpBank Stockholder has voting power or beneficial ownership, as of the date indicated on such Schedule. Each CorpBank Stockholder has good title to all of the shares of CorpBank Stock indicated as owned by such CorpBank Stockholder in the capacity set forth on Schedule 1 as of the date indicated on such Schedule 1, and such shares of CorpBank Stock are so owned free and clear of any liens, security interest, charges or other encumbrances, except as set forth in such Schedule 1.

         2.5 Litigation and Other Matters. Each CorpBank Stockholder, as an individual and on behalf of his affiliates (which do not include other CorpBank Stockholders), represents and warrants that there is no private or governmental suit, claim, action, arbitration or proceeding pending, nor any private or governmental suit, claim, action, arbitration or proceeding to each CorpBank Stockholder's knowledge pending, nor does each CorpBank Stockholder as an individual know of any facts or circumstances which would form a basis for any such suit, claim, action, arbitration or proceeding against CorpBank or against of its respective directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of CorpBank, which is not disclosed in a Schedule to the Reorganization Agreement. Each CorpBank Stockholder, as an individual and on behalf of his affiliates, shall inform CUB in writing within 3 days of discovery of such a legal proceeding prior to the Closing.

         Each CorpBank Stockholder, as an individual represents and warrants that nothing has come to his attention to cause him to believe that the representations and warranties by CorpBank in the Reorganization Agreement are inaccurate in any material manner or omit to set forth a material fact.

3.       Termination.

         3.1 Termination Date. Except as set forth in Section 3.2 below, this Agreement shall terminate and be of no further force and effect immediately upon the earlier of: (a) consummation of the Merger or (b) termination of the

Reorganization Agreement in accordance with the terms thereof.

         3.2     Termination of Representations and Warranties.
Notwithstanding the above, each CorpBank Stockholder agrees and recognizes that in the representation and warranties set forth in section 2.5 herein shall survive the termination of this Agreement and shall be effective until one year after the Closing Date as defined in the Reorganization Agreement.

4. Specific Performance. The parties hereto recognize and agree that monetary damages will not compensate adequately the parties hereto for nonperformance. Accordingly, each party agrees that his obligations shall be enforceable by court order requiring specific performance.

5.       Miscellaneous.

         5.1 Expenses. Each party hereto shall pay its own costs and expenses, including, but not limited to, those of its attorneys and accountants, in connection with this Agreement and transactions covered and contemplated hereby.

         5.2 Notices. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by telex, telecopy, facsimile transmission, or by United States mail, certified or registered, with return receipt requested, or otherwise actually delivered, as follows:

                                  (a)      If to an CorpBank Stockholder:



                                           Attention:

                          With a copy to:

                                            ____________________

                                            ____________________

                                            ____________________

                                            ____________________

                                 (b)      If to CUB:

                                           Stephen G. Carpenter.
                                           Chief Executive Officer
                                           CU Bancorp
                                           16030 Ventura Boulevard
                                           Encino, California 91436
                                           Telecopier No. (818) 907-5024

                          With a copy to:

                                           Anita Y. Wolman, Esq.
                                           General Counsel
                                           California United Bank, N.A.
                                           16030 Ventura Boulevard
                                           Encino, California 91436
                                           Telecopier No. (818) 907-5024


The persons or address to which mailings or deliveries shall be made may change from time to time by notice given pursuant to the provisions of this Section
5.2. Any notice, demand or other communication given pursuant to the provisions of this Section 5.2 shall be deemed to have been given on the date actually delivered or three days following the date mailed, as the case may be.

         5.3 Successors and Assigns. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective transferees, successors and assigns; provided, however, that, except as otherwise contemplated herein, this Agreement and all rights, privileges, duties and obligations of the parties hereto may not be assigned or delegated by any party hereto without the prior written consent of the other parties to this Agreement and any purported assignment in violation of this
Section 5.3 shall be null and void.

         5.4 Third Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person other than the parties hereto. As used in this Agreement, the term party or parties shall refer only to CUB and the CorpBank Stockholders or any of them.

         5.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

         5.6 Governing Law. This Agreement is made and entered into in the State of California and the laws of that state shall govern the validity and interpretation hereof and the performance of the parties hereto of their respective duties and obligations hereunder. The parties hereto agree to venue in the City of Los Angeles.

         5.7 Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

         5.8 Waiver and Modification. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

         5.9 Attorneys' Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party in whose favor final judgment is entered shall be entitled to have and recover of and from the losing party all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such suit or action, including without limitation, legal fees and court costs (whether or not taxable as such).

         5.10 Entire Agreement. The making, execution and delivery of this Agreement by the parties hereto have been encouraged by no representations, statements, warranties or agreements other than those herein expressed. This Agreement embodies the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, unless expressly referred to by reference herein.

         5.11 Severability. Whenever possible, each provision of this Agreement and every related document shall be interpreted in such manner as to be valid under applicable law. However, if any provision of any of the foregoing shall be invalid or prohibited under said applicable law, it shall be construed, interpreted and limited to effectuate its purpose to the maximum legally permissible extent. If it cannot be so construed and interpreted so as to be valid under such law, such provision shall be ineffective to the extent of such invalidity or prohibition without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be construed to the maximum extent possible to carry out its terms without such invalid or unenforceable provision or portion thereof.

         5.12 Several Obligations. All duties and obligations of each party to this Agreement shall be several and not joint.

         5.13 JURY WAIVER. THE PARTIES HERETO AGREE TO WAIVE TRIAL BY JURY IN ANY DISPUTE OVER THIS AGREEMENT OR RELATED THERETO IN ANY MANNER.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                                        CU BANCORP

                                        By:___________________________

                                        Name:_________________________

                                        Title:________________________


                                        "CorpBank Stockholders"

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

Schedule 1

                          as of ___________ ___, 1995


                                               Common Stock
                                               ------------
                                   Common        Issuable         Total
                                   Shares          Upon           Common
Name                                Owned       Conversion      Equivalent
----                               -------      ----------      ----------

                                  EXHIBIT B-2

                            STOCKHOLDERS' AGREEMENT
                                  (5% holders)


             This Stockholders' Agreement ("Agreement") is made and entered into this ____ day of _____________, 1995, by and between CU Bancorp ("CUB") and each of the other persons executing this Agreement (each such person is referred to individually as a "CorpBank Stockholder" and collectively referred to as the "CorpBank Stockholders"), with reference to the following facts:

             A. CUB, California United Bank National Association ("CUBNA"), and Corporate Bank ("CorpBank") have entered into that certain Amended and Restated Agreement and Plan of Reorganization ("Reorganization Agreement"), dated as of October 11, 1995, pursuant to which CUBNA will merge with CorpBank (the "Merger") and will pay consideration to CorpBank shareholders in the form of CUB Common Stock and cash.

             B. Each of the CorpBank Stockholders is an owner of in excess of 5% of the outstanding CorpBank Common Stock.

             C. In order to induce CUB to enter into the Reorganization Agreement, the CorpBank Stockholders desire to enter into this Agreement solely in their capacity as Stockholders.

             NOW, THEREFORE, in consideration of the promises and of the respective representations, warranties and covenants, agreements and conditions contained herein and in the Reorganization Agreement, the parties hereto agree as follows:

1.     Agreements of CorpBank Stockholders.

       1.1 Agreement to Vote. At any meeting of shareholders of CorpBank or in connection with any solicitation of the written consent of shareholders of CorpBank to approve the Reorganization Agreement and the transactions contemplated thereby, each of the CorpBank Stockholders shall vote or cause to be voted all shares of common stock of CorpBank ("CorpBank Stock") owned by each such CorpBank Stockholder, and any other shares of CorpBank Stock hereafter acquired by each such CorpBank Stockholder, in favor of, and to approve, the principal terms of the Merger and any other matter contemplated by the Reorganization

Agreement which requires the approval of the shareholders of CorpBank.

       1.2 Agreement to Recommend. Subject to fiduciary obligations, each CorpBank Stockholder shall recommend to the shareholders of CorpBank to vote in favor of, and to approve, the principal terms of the Merger and any other matter contemplated by the Reorganization Agreement.

       1.3 Restrictions on Dispositions. Each CorpBank Stockholder agrees that he will not pledge or otherwise encumber, nor sell, assign or otherwise dispose of, any shares of CorpBank Stock currently owned or acquired by such CorpBank Stockholder after the date of this Agreement, except (i) with the prior written consent of CUB (which shall not be unreasonably withheld); (ii) pursuant to the Merger; or (iii) by a bona fide pledge to secure a loan made on a full-recourse basis.

       1.4 Cooperation. Each CorpBank Stockholder agrees to cooperate fully with CUB in connection with the Acquisition. Each CorpBank Stockholder agrees that he will not directly or indirectly, solicit any inquiries or proposals from, or enter into, or continue any discussions, negotiations or agreements relating to, or vote in favor of any proposal or transaction for disposition of the business or assets of CorpBank or any subsidiary thereof, or the acquisition of CorpBank's voting securities or any business combination with any person other than CUB or any wholly-owned subsidiary of CUB.

2.     Representations and Warranties of CorpBank Stockholders.

       Each of the CorpBank Stockholders represents and warrants to and agrees with CUB as follows:

       2.1 Capacity. Each such CorpBank Stockholder has all the requisite capacity and authority to enter into and perform such CorpBank Stockholder's obligations under this Agreement.

       2.2 Binding Agreement. This Agreement constitutes the valid and legally binding obligation of each such CorpBank Stockholder.

       2.3 Non-Contravention. The execution and delivery of this Agreement by each such CorpBank Stockholder does not, and the performance by such CorpBank Stockholder of such CorpBank Stockholder's obligations hereunder and the consummation by such CorpBank Stockholder of the transactions contemplated hereby will not, violate or conflict with or constitute a default under any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which such CorpBank Stockholder is a party or by which such CorpBank Stockholder is bound, or any statute, rule or regulation to which such CorpBank Stockholder or any of such CorpBank Stockholder's property is subject.

       2.4 Ownership of Shares. Schedule 1 hereto correctly sets forth the number of shares of CorpBank Stock owned by each CorpBank Stockholder, or with respect to which each CorpBank Stockholder has voting power or beneficial ownership, as of the date indicated on such Schedule. Each CorpBank Stockholder has good title to all of the shares of CorpBank Stock indicated as owned by such CorpBank Stockholder in the capacity set forth on Schedule 1 as of the date indicated on such Schedule 1, and such shares of CorpBank Stock are so owned free and clear of any liens, security interest, charges or other encumbrances, except as set forth in such Schedule 1.

3.     Termination.

       3.1 Termination Date. This Agreement shall terminate and be of no further force and effect immediately upon the earlier of: (a) consummation of the Merger or (b) termination of the Reorganization Agreement in accordance with the terms thereof.

       3.2 Effect of Termination. Upon the termination of this Agreement in accordance with Section 3.1 hereof, the respective obligations of the parties hereto shall immediately become void and have no further force or effect.

             (a) Specific Performance. The parties hereto recognize and agree that monetary damages will not compensate adequately the parties hereto for nonperformance. Accordingly, each party agrees that his obligations shall be enforceable by court order requiring specific performance.

4.     Miscellaneous.

       4.1 Expenses. Each party hereto shall pay its own costs and expenses, including, but not limited to, those of its attorneys and accountants, in connection with this Agreement and transactions covered and contemplated hereby.

       4.2 Notices. All notices, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, by telex, telecopy, facsimile transmission, or by United States mail, certified or registered, with return receipt requested, or otherwise actually delivered, as follows:

             (a)  If to an CorpBank Stockholder:

                              Attention:

                  With a copy to:

                                  ____________________________

                                  ____________________________

                                  ____________________________

                                  ____________________________

             (b)  If to CUB:

                                  Stephen G. Carpenter.
                                  Chief Executive Officer
                                  CU Bancorp
                                  16030 Ventura Boulevard
                                  Encino, California 91436
                                  Telecopier No. (818) 907-5024

                  With a copy to:

                                  Anita Y. Wolman, Esq.
                                  General Counsel
                                  California United Bank, N.A.
                                  16030 Ventura Boulevard
                                  Encino, California 91436
                                  Telecopier No. (818) 907-5024


The persons or address to which mailings or deliveries shall be made may change from time to time by notice given pursuant to the provisions of this Section
4.2. Any notice, demand or other communication given pursuant to the provisions of this Section 4.2 shall be deemed to have been given on the date actually delivered or three days following the date mailed, as the case may be.

       4.3 Successors and Assigns. All terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective transferees, successors and assigns; provided, however, that, except as otherwise contemplated herein, this Agreement and all rights, privileges, duties and obligations of the parties hereto may not be assigned or delegated by any party hereto without the prior written consent of the other parties to this Agreement and any purported assignment in violation of this
Section 5.3 shall be null and void.

       4.4 Third Party Beneficiaries. Each party hereto intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person other than the parties hereto. As used in this Agreement, the term party or parties shall refer only to CUB and the CorpBank Stockholders or any of them.

       4.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one instrument.

       4.6 Governing Law. This Agreement is made and entered into in the State of California and the laws of that state shall govern the validity and interpretation hereof and the performance of the parties hereto of their respective duties and obligations hereunder. The Parties hereto agree to venue in the City of Los Angeles.

       4.7 Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement.

       4.8 Waiver and Modification. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. This Agreement may be modified or amended only by an instrument of equal formality signed by the parties or their duly authorized agents.

       4.9 Attorneys' Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party in whose favor final judgment is entered shall be entitled to have and recover of and from the losing party all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such suit or action, including without limitation, legal fees and court costs (whether or not taxable as such).

       4.10 Entire Agreement. The making, execution and delivery of this Agreement by the parties hereto have been encouraged by no representations, statements, warranties or agreements other than those herein expressed. This Agreement embodies the entire understanding of the parties and there are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof, unless expressly referred to by reference herein.

       4.11 Severability. Whenever possible, each provision of this Agreement and every related document shall be interpreted in such manner as to be valid under applicable law. However, if any provision of any of the foregoing shall be invalid or prohibited under said applicable law, it shall be construed, interpreted and limited to effectuate its purpose to the maximum legally permissible extent. If it cannot be so construed and interpreted so as to be valid under such law, such provision shall be ineffective to the extent of such invalidity or prohibition without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be construed to the maximum extent possible to carry out its terms without such invalid or unenforceable provision or portion thereof.

       4.12 Several Obligations. All duties and obligations of each party to this Agreement shall be several and not joint.

       4.13 JURY WAIVER. THE PARTIES HERETO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION RELATED TO THIS AGREEMENT IN ANY MANNER.

             IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                        CU BANCORP

                                        By:_________________________

                                        Name:________________________

                                        Title:________________________


                                        "CorpBank Stockholders"

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                        ____________________________

                                  Schedule 1

                          as of ___________ ___, 1995


                                                Common Stock
                                                ------------
                                   Common       Issuable         Total
                                   Shares         Upon           Common
Name                                Owned       Conversion      Equivalent
----                               -------      ----------      ----------

                                   EXHIBIT E

                             AFFILIATE'S AGREEMENT
                                 (NON DIRECTOR)
                                                               ________  __,1995
Ladies and Gentlemen:

       Reference is made to the Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995 (the "Merger Agreement"), by and among CU Bancorp ("CUB"); California United Bank, National Association ("CUBNA" or "Subsidiary") and Corporate Bank ("CorpBank") which Merger Agreement provides for the merger of CorpBank with and into Subsidiary (the "Merger") in a transaction in which, among other things, shares of common stock, without par value, of CorpBank ("CorpBank Common Stock") will be changed and converted into the right to receive shares of common stock, without par value, of CUB ("CUB Common Stock") and cash, as more fully provided therein.

       The undersigned has been informed that the Merger constitutes a transaction covered by Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"); that the undersigned may be deemed to be an "affiliate" of CorpBank within the meaning of Rule 145; and that, accordingly, the shares of CUB Common Stock which the undersigned may acquire in connection with the Merger may only be disposed of in conformity with the provisions hereof.

       The capitalized terms used and not defined herein shall have the meaning set forth in the Merger Agreement.

Provided the Merger occurs on or before February 28, 1996, the undersigned, after inquiry of any agent with discretionary power to transfer the undersigned's shares of CorpBank Common Stock, represents, warrants and agrees as follows:

1. The undersigned has full power to execute this Affiliate's Agreement and to make the representations, warranties and agreements herein, and to perform his or her obligations hereunder.

2. The undersigned is currently the owner of that number of shares of CorpBank Common Stock set forth in Appendix A hereto (the "CorpBank Shares") and has held the CorpBank Shares at all times since January 1, 1995 unless otherwise set forth in Appendix A.

3. The undersigned shall not sell, pledge, assign, transfer or otherwise dispose of, or reduce the undersigned's risk of ownership or investment in any of the CorpBank Shares prior to the Merger.

4. The undersigned will not sell, transfer or dispose of any shares of CUB Common Stock which the undersigned may acquire in connection with the Merger or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities herein sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless such sale, transfer or disposition is effected (i) pursuant to an exemption from the registration requirements of the Securities Act as provided in Section 3 hereof, or (ii) pursuant to an effective registration statement under, and in compliance with, the Securities Act (provided that the undersigned may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided herein.)

5. The undersigned has no present plan or intent to engage in a sale, exchange, transfer, redemption or reduction in any way of the undersigned's risk of ownership by short sale or otherwise, or other disposition, directly or indirectly (such actions being collectively referred to as a "Sale") of CUB Common Stock to be received by the undersigned pursuant to the Merger.

6. Notwithstanding any other provisions of this Affiliate's Agreement to the contrary, none of the shares of CUB Common Stock received by the undersigned pursuant to the Merger will be sold, transferred or otherwise disposed of and the undersigned will not in any other way reduce the undersigned's risk of ownership or investment in any of the shares of CUB Common Stock so received by the undersigned, until financial results covering a period of at least thirty (30) days of combined operations of CUB and CorpBank following the Effective Time of the Merger have been published by CUB (provided that the undersigned may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided herein).

7. The undersigned has not engaged in a Sale of any shares of CorpBank Stock at any time since January 1, 1995 unless otherwise set forth in Appendix A.

8. The undersigned has no present plan or intent to (i) engage in a Sale of the CorpBank Shares (other than in exchange for CUB Common Stock pursuant to the Merger), or (ii) exercise dissenters' rights in connection with the Merger.

9. The representations contained herein shall be true and correct at all times from the date hereof through the date the Merger is consummated.

10. The undersigned has consulted such legal and financial counsel as the undersigned deems appropriate in connection with the execution of this Affiliate's Agreement.

11. CUB represents, warrants and agrees to use its best efforts to file all reports and data with the Securities and Exchange Commission ("SEC") necessary to permit the undersigned to sell Restricted Securities pursuant to and otherwise in conformity with Rule 145(d) under the Securities Act.

12. CUB acknowledges that the provisions of Section 4 of this Affiliate's Agreement will be satisfied as to any sale by the undersigned of Restricted Securities pursuant to Rule 145(d) under the Securities Act, as evidenced by a broker's letter stating that the requirements of Rule 145 have been met; provided, however, that if counsel for CUB reasonably believes that the provisions of Rule 145 have not been complied with, or if requested by CUB in connection with a proposed disposition, the undersigned shall furnish to CUB a copy of a "no action" letter or other communication from the staff of the SEC or an opinion of counsel in form and substance satisfactory to CUB and its counsel, to the effect that the applicable provisions of paragraphs (c), (e),
(f) and (g) of Rule 144 under the Securities Act have been complied with or that the disposition may be otherwise effected in the manner requested in compliance with the Securities Act. It is agreed and understood that the undersigned may rely upon CUB's representation, warranty and agreement in
Section 11 above in complying with this Section 12.

13. The undersigned also understands that stop transfer instructions will be given to CUB's transfer agent with respect to the Restricted Securities and that there will be placed on the certificates evidencing the Restricted Securities, or any substitutions therefor, a legend stating in substance:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), APPLIES AND MAY ONLY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND CU BANCORP, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CU BANCORP."

        CUB agrees that such stop transfer instructions and legend will be promptly removed if the provisions of Section 12 and Section 6 are complied with, and further, after the expiration of one year from the Effective Date of the Merger, upon request, CUB will remove the portion of the legend related to this Agreement.

14. This Affiliate's Agreement shall be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of the undersigned and any pledgee holding the Restricted Securities as collateral.

15. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or other body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other body having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such suit or action, including, without limitation, legal fees and court costs (whether or not taxable as such).

16. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ANY MATTER ARISING OUT OF THIS AGREEMENT OR RELATED TO THIS AGREEMENT OR IN CONNECTION WITH ANY TRANSACTION OR MATTER CONTEMPLATED IN THIS AGREEMENT.

       IN WITNESS WHEREOF, the undersigned has executed the foregoing Affiliate's Agreement this ___Th day of ____________, 1995.


                                                  Very truly yours,




                                                  ______________________________
                                                  By:
                                                  Title: Affiliate





Agreed to and accepted:

CU BANCORP


By:_______________________

Title:____________________



By:_______________________

Title:____________________

                        APPENDIX A TO AFFILIATE'S REPORT

                        Dated _______________ ---   1995

                              ___________________
                               Name of Affiliate




Number of Shares of CorpBank
Common Stock as to which the
Affiliate had sole or shared                             Shares Held as of
voting or dispositive power
as of the above date (including
the number of shares which                    Common        Issuable         Total
such person had the right                      Shares         Upon           Common
to acquire as of such date)                    Owned       Conversion      Equivalent
---------------------------                   -------      ----------      ----------
Affiliate

                                  EXHIBIT E-1

                             AFFILIATE'S AGREEMENT

                                                               ________  __,1995
Ladies and Gentlemen:

       Reference is made to the Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995 (the "Merger Agreement"), by and among CU Bancorp ("CUB"); California United Bank, National Association ("CUBNA" or "Subsidiary") and Corporate Bank ("CorpBank") which Merger Agreement provides for the merger of CorpBank with and into Subsidiary (the "Merger") in a transaction in which, among other things, shares of common stock, without par value, of CorpBank ("CorpBank Common Stock") will be changed and converted into the right to receive shares of common stock, without par value, of CUB ("CUB Common Stock") and cash, as more fully provided therein.

       The undersigned has been informed that the Merger constitutes a transaction covered by Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"); that the undersigned may be deemed to be an "affiliate" of CorpBank within the meaning of Rule 145; and that, accordingly, the shares of CUB Common Stock which the undersigned may acquire in connection with the Merger may only be disposed of in conformity with the provisions hereof.

       The capitalized terms used and not defined herein shall have the meaning set forth in the Merger Agreement.

             1. Provided the Merger occurs on or before February 28, 1996, the undersigned, after inquiry of any agent with discretionary power to transfer the undersigned's shares of CorpBank Common Stock, represents, warrants and agrees as follows:

                    (a)    The undersigned has full power to
execute this Affiliate's Agreement and to make the representations, warranties and agreements herein, and to perform his or her obligations hereunder.

                    (b)    The undersigned is currently the
owner of that number of shares of CorpBank Common Stock set forth in Appendix A hereto (the "CorpBank Shares") and has held the CorpBank Shares at all times since January 1, 1995 unless otherwise set forth in Appendix A.

                    (c) The undersigned shall not sell, assign, pledge, transfer or otherwise dispose of, or reduce the undersigned's risk of ownership or investment in any of the CorpBank Shares prior to the Merger.

                    (d) The undersigned will not sell, transfer or dispose of any shares of CUB Common Stock which the undersigned may acquire in connection with the Merger or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities herein sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless such sale, transfer or disposition is effected (i) pursuant to an exemption from the registration requirements of the Securities Act as provided in Section 3 hereof, or (ii) pursuant to an effective registration statement under, and in compliance with, the Securities Act (provided that the undersigned may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided herein.)

                    (e) The undersigned has no present plan or intent to engage in a sale, exchange, transfer, redemption or reduction in any way of the undersigned's risk of ownership by short sale or otherwise, or other disposition, directly or indirectly (such actions being collectively referred to as a "Sale") of CUB Common Stock to be received by the undersigned pursuant to the Merger.

                    (f) Notwithstanding any other provisions of this Affiliate's Agreement to the contrary, none of the shares of CUB Common Stock received by the undersigned pursuant to the Merger will be sold, transferred or otherwise disposed of and the undersigned will not in any other way reduce the undersigned's risk of ownership or investment in any of the shares of CUB Common Stock so received by the undersigned until the later of: (i) financial results covering a period of at least thirty (30) days of combined operations of CUB and CorpBank following the Effective Time of the Merger have been published by CUB (provided that the undersigned may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided herein); or (ii) the elapse of a period of six months after financial results covering a period of at least thirty (30) days of combined operations of CUB and CorpBank following the Effective Time of the Merger have been published by CUB (provided that the undersigned may make bona fide gifts or distributions without consideration so long as the recipients thereof agree not to sell, transfer or otherwise dispose of the CUB Common Stock except as provided herein).

                    (g) The undersigned has not engaged in a Sale of any shares of CorpBank Stock at any time since January 1, 1995 unless otherwise set forth in Appendix A.

                    (h) The undersigned has no present plan or intent to (i) engage in a Sale of the CorpBank Shares (other than in exchange for CUB Common Stock pursuant to the Merger), or (ii) exercise dissenters' rights in connection with the Merger.

                    (i) The undersigned will not make a Cash Election with regard to all shares of CorpBank owned by the undersigned and will limit any Cash Election to no more than the Elected Cash Percentage.

                    (j) The representations contained herein shall be true and correct at all times from the date hereof through the date the Merger is consummated.

                    (k) The undersigned has consulted such legal and financial counsel as the undersigned deems appropriate in connection with the execution of this Affiliate's Agreement.

       2. CUB represents, warrants and agrees to use its best efforts to file all reports and data with the Securities and Exchange Commission ("SEC") necessary to permit the undersigned to sell Restricted Securities pursuant to and otherwise in conformity with Rule 145(d) under the Securities Act.

       3. CUB acknowledges that the provisions of Section 1(d) of this Affiliate's Agreement will be satisfied as to any sale by the undersigned of Restricted Securities pursuant to Rule 145(d) under the Securities Act, as evidenced by a broker's letter stating that the requirements of Rule 145 have been met; provided, however, that if counsel for CUB reasonably believes that the provisions of Rule 145 have not been complied with, or if requested by CUB in connection with a proposed disposition, the undersigned shall furnish to CUB a copy of a "no action" letter or other communication from the staff of the SEC or an opinion of counsel in form and substance satisfactory to CUB and its counsel, to the effect that the applicable provisions of paragraphs (c), (e),
(f) and (g) of Rule 144 under the Securities Act have been complied with or that the disposition may be otherwise effected in the manner requested in compliance with the Securities Act. It is agreed and understood that the undersigned may rely upon CUB's representation, warranty and agreement in
Section 2 above in complying with this Section 3.

       4. The undersigned also understands that stop transfer instructions will be given to CUB's transfer agent with respect to the Restricted Securities and that there will be placed on the certificates evidencing the Restricted Securities, or any substitutions therefor, a legend stating in substance:

       "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), APPLIES AND MAY ONLY BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND CU BANCORP, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CU BANCORP."

       CUB agrees that such stop transfer instructions and legend will be promptly removed if the provisions of Section 3 and Section 1(f) are complied with, and further, after the expiration of nine months from the Effective Date of the Merger, upon request, CUB will remove the portion of the legend related to this Agreement.

       5. This Affiliate's Agreement shall be binding upon and enforceable against administrators, executors, representatives, heirs, legatees and devisees of the undersigned and any pledgee holding the Restricted Securities as collateral.

       6. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or other body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other body having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such suit or action, including, without limitation, legal fees and court costs (whether or not taxable as such).

       7. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ANY MATTER ARISING OUT OF THIS AGREEMENT OR RELATED TO THIS AGREEMENT OR IN CONNECTION WITH ANY TRANSACTION OR MATTER CONTEMPLATED IN THIS AGREEMENT.

       IN WITNESS WHEREOF, the undersigned has executed the foregoing Affiliate's Agreement this ___Th day of ____________, 1995.

                                                    Very truly yours,

                                                  ______________________________
                                                  By:
                                                  Title: Director





Agreed to and accepted:

CU BANCORP


By:_______________________

Title:____________________



By:_______________________

Title:____________________

                        APPENDIX A TO AFFILIATE'S REPORT

                        Dated _______________ ---   1995

                              ___________________
                               Name of Affiliate




Number of Shares of CorpBank
Common Stock as to which the
Affiliate had sole or shared                               Shares Held as of
voting or dispositive power
as of the above date (including
the number of shares which                    Common             Issuable             Total
such person had the right                     Shares             Upon                 Common
to acquire as of such date)                   Owned              Conversion           Equivalent
---------------------------                   ------             ----------           ----------
Affiliate

                                   EXHIBIT F

                     FORM OF OPINION OF CORPBANK'S COUNSEL



                      The opinion of counsel required by Section 6.2(b) of the Amended and Restated Agreement and Plan of Reorganization (the "Agreement") shall be dated the Closing Date, shall be in form and substance reasonably satisfactory to CUB, and shall be substantially to the following effect (all capitalized terms not otherwise defined herein having the meaning specified in the Agreement):

                      1. CorpBank is a California state chartered bank, duly organized, validly existing and in good standing under the laws of the State of California. CorpBank and each CorpBank Subsidiary have all requisite corporate power and authority to own, lease and operate their properties and assets and to carry on their business as presently conducted. Neither the scope of the business of CorpBank nor the location of any of its properties requires that it be licensed to do business in any jurisdiction other than the State of California.

                      2. CorpBank and CorpBank Subsidiaries hold all material licenses, permits and franchises as are required to permit them to conduct their business as now conducted, and all such licenses, permits and franchises are valid and in full force and effect.

                      3. CorpBank is duly licensed to engage in the banking business by the Superintendent of Banks of the State of California. CorpBank is not a member of the Federal Reserve System. CorpBank's deposits are insured by the FDIC in the manner and to the full extent provided by law.

                      4. The authorized capitalization of CorpBank is as set forth in Section 3.2 of the Agreement. All of the outstanding shares of CorpBank Stock are validly issued, fully paid and nonassessable, except as provided for in Section 662 of the California Financial Code. All outstanding shares of capital stock of each CorpBank Subsidiary are duly authorized and validly issued and are fully paid and nonassessable. The authorized capital stock of each CorpBank Subsidiary is set forth on Schedule 3.2(a) of the Agreement. All issuances of stock by CorpBank and CorpBank Subsidiaries were either registered pursuant to, or exempt from registration under, the Securities Act. There are no outstanding options, warrants, commitments, agreements or other rights in or with respect to the unissued shares of CorpBank Stock or stock of any CorpBank Subsidiary. Immediately prior to the

Effective Time of the Merger, all of CorpBank's issued and outstanding common stock will have been either outstanding on the date of this Agreement or issued upon exercise of stock options outstanding pursuant to the Employee Stock Option Plan.

                      5. The execution and delivery by CorpBank and CorpBank Subsidiaries of the Agreement, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all necessary action on the part of CorpBank and CorpBank Subsidiaries. The Agreement is a valid and binding obligation of CorpBank and CorpBank Subsidiaries, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors of bank holding companies, banks and mortgage companies generally and by general equitable principles. Neither the execution and delivery by CorpBank and CorpBank Subsidiaries of the Agreement, nor the consummation of the transactions contemplated thereby, nor compliance by CorpBank and CorpBank Subsidiaries with any of the provisions thereof, will (i) conflict with or result in a breach of any provision of their respective Articles of Incorporation or Bylaws; (ii) to the best of counsel's knowledge constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement or other instrument or obligation to which CorpBank or any CorpBank Subsidiary is a party, or by which CorpBank or any CorpBank Subsidiary or any of their properties or assets is bound and which is material to their operations; or
(iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to CorpBank or any CorpBank Subsidiary or any of their properties or assets which violation would have a material effect on their operations.

                      6. Except as disclosed in the Schedules to the Agreement, to the best knowledge of such counsel, based upon reasonable investigation and responses of attorneys to audit inquiries of the public accountants of CorpBank and CorpBank Subsidiaries and responses, if any, to inquiries of the Superintendent or the FDIC, (i) there are no actions, suits, arbitrations or proceedings pending or threatened against CorpBank or any CorpBank Subsidiary or any directors, officers or employees of any of them relating to the performance of their duties in such capacities, or affecting any of the property of CorpBank and CorpBank Subsidiaries, before any court or arbitration tribunal or before or by any governmental or regulatory authority or body which questions the validity of the Agreement or any action to be taken by CUB, Bancorp or CorpBank or any CorpBank Subsidiary pursuant to or in connection with the provisions of this Agreement; (ii) CorpBank and CorpBank Subsidiaries have not been the subject of any indictment, information or administrative notice of charges with respect to, nor is CorpBank or any CorpBank Subsidiary under investigation with respect to, any violation of any provision of any federal, state or other applicable law or regulation in respect of its business, except as disclosed in writing to Bancorp and acknowledged by it; (iii) neither CorpBank nor any CorpBank Subsidiary is a party to or bound by, and none of the property of CorpBank and CorpBank Subsidiaries is subject to, any order, arbitration award, judgment or decree entered in an action or proceeding brought by any governmental or regulatory authority or body or by any other person against CorpBank or any CorpBank Subsidiary; and (iv) neither CorpBank nor any CorpBank Subsidiary is a party to any agreement or memorandum of understanding with any federal, state or foreign governmental or regulatory authority charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits that restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or investment policies or its management.

                      7. Upon the filing of the Agreement of Merger with the OCC in accordance with the National Banking Act, the Merger will have been validly consummated in accordance with the terms of the Agreement of Merger and each outstanding share of CorpBank Stock will be canceled and converted into the right to receive the consideration specified in the Agreement of Merger.

                      8. The portion of the Registration Statement (including the Proxy Statement contained therein) relating to CorpBank and CorpBank Subsidiaries, as of its effective date complies as to form in all material respects with the requirements of the Securities Act (except that such counsel need express no opinion as to the financial statements and other financial or statistical data included therein); such counsel participated in the preparation of the Registration Statement (including the Proxy Statement contained therein) and, on the basis of this participation in connection with the preparation of the Registration Statement, no facts have come to the attention of such counsel which cause such counsel to believe that the Registration Statement (including the Proxy Statement contained therein) at the time it became effective contained any untrue statement of a material fact concerning CorpBank or any CorpBank Subsidiary or omitted to state a material fact required to be stated therein concerning CorpBank or any CorpBank Subsidiary or necessary to make the statements therein concerning CorpBank and CorpBank Subsidiaries, in light of the circumstances under which they were made, not misleading (except that such counsel need express no opinion or belief as to the financial statements or other financial or statistical data contained therein).

                      9. Except as contemplated by the Agreement, no consent, approval, waiver or authorization from, or notice to, or registration or filing with, any person, United States federal or California governmental authority or entity is necessary for the consummation by CorpBank of the transactions contemplated by the Agreement.

                      10. In the event there has been a sale of the Bond Claim, as defined in the Agreement, (i) the assignment and sale is in accordance and compliance with all provisions of applicable law, including but not limited to the California Financial Code and the Corporations Code; and
(ii) CorpBank has received the non disapproval of all necessary governmental or regulatory agencies, including but not limited to California Superintendent of Banks and the Federal Deposit Insurance Corporation, if required.

                      11. The FDIC San Francisco Regional Office ______________, has advised the undersigned, in a telephone conference on or about ______ that in the event of the implementation of the transactions contemplated in the Agreement and the acquisition of CorpBank by CUB, the FDIC will not impose any requirements upon the Surviving Bank with regard to affirmative actions against former employees.

                                 EXHIBIT G(1)

                            AGREEMENT NOT TO COMPETE
                              (Stanley Pawlowski)

                THIS AGREEMENT NOT TO COMPETE ("Agreement") has been executed and delivered on the ____ day of ___________, 1995 by and between the individual signatory hereto, who is a shareholder and director of Corporate Bank, ("CorpBank") (hereinafter referred to as a "Director" ), and CU Bancorp ("CUB") with respect to the following Recitals, each of which constitute an essential part of this Agreement and shall be construed as a part of this Agreement for all purposes, including the judicial construction and enforcement of this Agreement:

                                    RECITALS

                A. Pursuant to that certain Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995 (the "Reorganization Agreement"), among CUB, California United Bank, National Association ("CUBNA") and CorpBank, CUB has agreed to acquire CorpBank through a merger of CorpBank with and into CUBNA, and to pay the holders of the outstanding shares of the CorpBank Common Stock an amount in CUB Common Stock and cash, for each such share of CorpBank Common Stock as set forth in the Reorganization Agreement; and

                B. The Director is a holder of shares of CorpBank Common Stock and has induced CUB to enter into the Reorganization Agreement and to purchase the CorpBank Common Stock pursuant thereto in material part in reliance upon the agreement of Director to protect and preserve the goodwill and business advantage of CorpBank by protecting, preserving and fostering its customer and employee relationships and trade secrets and other confidential information as provided in the Reorganization Agreement, and in reliance upon the agreement of Director not to compete in the area of the business and operations with CUB and its subsidiaries, as provided in this Agreement.

                NOW, THEREFORE, in consideration of the agreements, covenants and premises herein set forth, the Director and CUB hereby agree as follows:

SECTION 1.  Representations and Warranties of Director.

                Director hereby represents and warrants to CUB as follows:

                      1.1 The financial services of CorpBank, directly or through its subsidiaries, consist of the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, and consumer loans; the purchase, sale, brokering and referral of mortgage loans (for compensation); and the solicitation and provision of deposit services and services related thereto; and all other services incidental to the aforesaid financial services (collectively referred to herein as "Financial Services"). The Financial Services have been developed or are being developed by the Director, among others, in his capacity as director of CorpBank.

                      1.2 The Director and CorpBank have offered and promoted the Financial Services by promotional, marketing and other activities, including the personal solicitation of customers and prospective customers by the Director.

                      1.3 Director acknowledges that CUB would not enter into the Reorganization Agreement unless such Director agreed not to undertake activities competitive with the existing and intended Financial Services and operations of CorpBank as provided in this Agreement and that, accordingly, this Agreement is a material inducement to CUB to enter into and to carry out the terms of the Reorganization Agreement. Director has therefore entered into this Agreement to induce CUB to enter into and carry out the terms of the Reorganization Agreement and to purchase the CorpBank Common Stock pursuant thereto.

                      1.4 This Agreement will not constitute a violation of any other agreement to which Director is a party and has been executed and delivered by such Director after having an opportunity to consult with such Director's legal and other professional advisors.

                      1.5 Director has taken all necessary action to execute and deliver this Agreement, and it constitutes a valid and binding agreement of such Director.

SECTION 2.  Agreement Not to Compete.


        The Director, hereby covenants and agrees with CUB as follows:

                      2.1 Non-Competition. From the date hereof through the Effective Time of the Merger and for a two (2) year period commencing at the Effective Time of the Merger (as defined in the Reorganization Agreement), Director shall not directly or indirectly through an agent or otherwise, either individually, as a member of any group formed for such purpose or together with any other Director, without the prior written consent of CUB (i) acquire more than five percent (5%) of the equity or voting interest in, or (ii) participate in the organization or founding of, or (iii) serve on the Board of Directors or Advisory Board of, or (iv) act as a consultant to, or (v) serve as an officer or employee or participate in the management of, any Depository Institution, as that term is defined in 12 C.F.R. Section 348.2, or any parent, affiliate or subsidiary thereof (individually a "Financial Institution" and collectively "Financial Institutions"), having an office or branch within Los Angeles, Orange, San Diego, or Riverside Counties. Director agrees, during the term of this Agreement, to provide CUB with prior notice of any and all investments proposed to be made by such Director in any Financial Institution described above, except those listed next to such Director's name on Exhibit "B" attached hereto, which would exceed five percent (5%) of the outstanding stock of such Financial Institution individually, or with other shareholders or with other persons or entities acting as a group.

                      2.2    No Solicitation.  For the period specified in
Section 2.1, Director shall not, without the prior written consent of CUB, on behalf of any Financial Institution (whether or not within the geographic boundaries specified in Section 2.1), directly or indirectly through an agent or otherwise, solicit, or aid in the solicitation of, persons or business entities to become customers for Financial Services if such persons or business entities are customers for Financial Services of CorpBank as of the Execution Date of the Reorganization Agreement or the Effective Time of the Merger.

SECTION 3.  Enforcement Rights.

                      Director acknowledges and agrees that:

                      3.1 In the event of a prospective or actual breach of this Agreement by such Director, damages would not be an adequate remedy to compensate CUB for the loss of goodwill and other harm to the business of CUB; and

                      3.2 Therefore, in the event of a threatened or actual breach of this Agreement by such Director, or by any person or entity described in Section 2 above, CUB shall be entitled to a temporary restraining order, and to temporary and permanent injunctive relief, to prevent or terminate such anticipated or actual breach, provided that nothing in this Agreement shall be construed to limit the damages otherwise recoverable by CUB in any such event; and

                      3.3 After discussing the matter with such Director, CUB shall have the right to inform any entity described in Section 2 above, and the principals thereof, and any other third party that CUB reasonably believes to be, or to be contemplating, participating with such Director or receiving from such Director assistance in violation of this Agreement, of the terms of this Agreement and of the rights of CUB hereunder, and that participation by any such entity or persons with such Director in activities in violation of such Director's agreement not to compete with CUB may give rise to claims by CUB against such entity, persons or third party.

SECTION 4.  General Provisions.

                      4.1 Binding Effect; Benefit to Successors. This Agreement shall be binding upon Director and upon such Director's successors, representatives and assigns, and shall inure to the benefit of CUB and its successors, representatives and assigns.

                      4.2 Attorneys' Fees and Costs. In the event of a breach, or alleged breach, of any agreement, term or provision of this Agreement and the filing of a suit or other legal proceeding in connection with the enforcement or construction of any provision hereof, the prevailing party in such suit or other proceeding shall, in addition to any other remedies available to it, be entitled to reasonable attorneys' fees and costs from the losing party.

                      4.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the law of the State of California in all respects, including all matters of validity, construction and performance of this Agreement.

                      4.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original for all purposes, including the judicial proof of the terms hereof. However, all of such counterparts shall constitute one and the same Agreement, and it shall not be necessary, in making proof of this Agreement, to produce or account for more than one such counterpart.

                      4.5 Entire Agreement; Modification. This Agreement constitutes the entire agreement between the Director and CUB with respect to the subject matter hereof. No claim of waiver, modification, amendment, consent or acquiescence with respect to any of the provisions shall be made against CUB, except on the basis of a written instrument duly executed by an officer of CUB.

                      4.6 Severability. Whenever possible, each provision of this Agreement and every related document shall be interpreted in such manner as to be valid under applicable law. However, if any provision of any of the foregoing shall be invalid or prohibited under said applicable law, it shall be construed, interpreted and limited to effectuate its purpose to the maximum legally permissible extent. If it cannot be so construed and interpreted so as to be valid under such law, such provision shall be ineffective to the extent of such invalidity or prohibition without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be construed to the maximum extent possible to carry out its terms without such invalid or unenforceable provision or portion thereof.

                      4.7 Incorporation of Recitals. The Recitals to this Agreement are an integral part of this Agreement and are hereby incorporated herein verbatim as a part of this Agreement as if set forth here in full.

                      4.8 Failure to Enforce. The failure of CUB to enforce any threatened or existing violation, default or breach of this Agreement shall not be deemed a waiver of such violation, default or breach, and CUB shall have the right to enforce the same at a later time and the right to waive in writing any condition imposed herein for its benefit without thereby waiving any other provision or condition.

                      4.9 JURY WAIVER. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ALL DISPUTES RELATED TO THIS AGREEMENT OR THE REORGANIZATION AGREEMENT IN ANY MANNER.

                      IN WITNESS WHEREOF, the Directors and CUB have executed and delivered this Agreement Not To Compete on the date set forth above.


CU BANCORP                              "DIRECTOR"


By:________________________             _________________________
                                        Stanley Pawlowski
Title:_____________________

By:________________________

Title:_____________________

                                  EXHIBIT G(2)

                            AGREEMENT NOT TO COMPETE
                            (Non-Officer Directors)

       THIS AGREEMENT NOT TO COMPETE ("Agreement") has been executed and delivered on the ____ day of ___________, 1995 by and between the individuals signatory hereto, each of whom is a shareholder and director of Corporate Bank, ("CorpBank") (hereinafter referred to individually as a "Director" and collectively as the "Directors"), and CU Bancorp ("CUB") with respect to the following Recitals, each of which constitute an essential part of this Agreement and shall be construed as a part of this Agreement for all purposes, including the judicial construction and enforcement of this Agreement:

                                    RECITALS

       A. Pursuant to that certain Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995 (the "Reorganization Agreement"), among CUB, California United Bank, National Association ("CUBNA") and CorpBank has agreed to acquire CorpBank through a merger and to pay the holders of the outstanding shares of the CorpBank Common Stock an amount in CUB Common Stock and cash, for each such share of CorpBank Common Stock as set forth in the Reorganization Agreement; and

       B. The Directors are each holders of shares of CorpBank Common Stock and have induced CUB to enter into the Reorganization Agreement and to purchase the CorpBank Common Stock pursuant thereto in material part in reliance upon the agreement of Directors to protect and preserve the goodwill and business advantage of CorpBank by protecting, preserving and fostering its customer and employee relationships and trade secrets and other confidential information as provided in the Reorganization Agreement, and in reliance upon the agreement of each Director not to compete in the area of the business and operations with CUB and its subsidiaries, as provided in this Agreement.

       NOW, THEREFORE, in consideration of the agreements, covenants and premises herein set forth, each of the Directors and CUB hereby agree as follows:

SECTION 1.  Representations and Warranties of Directors.

       Each Director hereby represents and warrants to CUB as follows:

        1.1 The financial services of CorpBank, directly or through its subsidiaries, consist of the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, and consumer loans; the purchase, sale, brokering and referral of mortgage loans (for compensation);
and the solicitation and provision of deposit services and services related thereto; and all other services incidental to the aforesaid financial services (collectively referred to herein as "Financial Services"). The Financial Services have been developed or are being developed by the Directors, among others, in their respective capacities as directors of CorpBank.

             1.2 The Directors and CorpBank have offered and promoted the Financial Services by promotional, marketing and other activities, including the personal solicitation of customers and prospective customers by the Directors.

             1.3 Each Director acknowledges that CUB would not enter into the Reorganization Agreement unless such Director agreed not to undertake activities competitive with the existing and intended Financial Services and operations of CorpBank as provided in this Agreement and that, accordingly, this Agreement is a material inducement to CUB to enter into and to carry out the terms of the Reorganization Agreement. Each Director has therefore entered into this Agreement to induce CUB to enter into and carry out the terms of the Reorganization Agreement and to purchase the CorpBank Common Stock pursuant thereto.

             1.4 This Agreement will not constitute a violation of any other agreement to which any Director is a party and has been executed and delivered by such Director after having an opportunity to consult with such Director's legal and other professional advisors.

             1.5 Each Director has taken all necessary action to execute and deliver this Agreement, and it constitutes a valid and binding agreement of such Director.

SECTION 2.  Agreement Not to Compete.


             Each of the Directors, for himself, hereby covenants and agrees with CUB as follows:

             2.1 Non-Competition. For a five (5) year period commencing at the Effective Time of the Merger (as defined in the Reorganization Agreement), no Director shall directly or indirectly through an agent or otherwise, either individually, as a member of any group formed for such purpose or together with any other Director, without the prior written consent of CUB (i) acquire more than five percent

(5%) of the equity or voting interest in, or (ii) participate in the organization or founding of, or (iii) serve on the Board of Directors or Advisory Board of, or (iv) act as a consultant to, or (v) serve as an officer or employee or participate in the management of, any Depository Institution, as that term is defined in 12 C.F.R. Section 348.2, or any parent, affiliate or subsidiary thereof (individually a "Financial Institution" and collectively "Financial Institutions"), having an office or branch within Los Angeles, Orange, San Diego, or Riverside Counties. Each Director agrees, during the term of this Agreement, to provide CUB with prior notice of any and all investments proposed to be made by such Director in any Financial Institution described above, except those listed next to such Director's name on Exhibit "B" attached hereto, which would exceed five percent (5%) of the outstanding stock of such Financial Institution individually, or with other shareholders or with other persons or entities acting as a group.

             2.2 No Solicitation. For the period specified in Section 2.1, no Director shall, without the prior written consent of CUB, on behalf of any Financial Institution (whether or not within the geographic boundaries specified in Section 2.1), directly or indirectly through an agent or otherwise, solicit, or aid in the solicitation of, persons or business entities to become customers for Financial Services if such persons or business entities are customers for Financial Services of CorpBank as of the Execution Date of the Reorganization Agreement or the Effective Time of the Merger.

SECTION 3.  Enforcement Rights.

             Each Director acknowledges and agrees that:

             3.1 In the event of a prospective or actual breach of this Agreement by such Director, damages would not be an adequate remedy to compensate CUB for the loss of goodwill and other harm to the business of CUB; and

             3.2 Therefore, in the event of a threatened or actual breach of this Agreement by such Director, or by any person or entity described in Section 2 above, CUB shall be entitled to a temporary restraining order, and to temporary and permanent injunctive relief, to prevent or terminate such anticipated or actual breach, provided that nothing in this Agreement shall be construed to limit the damages otherwise recoverable by CUB in any such event; and

             3.3 After discussing the matter with such Director, CUB shall have the right to inform any entity described in Section 2 above, and the principals thereof, and any other third party that CUB reasonably believes to be, or to be contemplating, participating with such Director or receiving from such Director assistance in violation of this Agreement, of the terms of this Agreement and of the rights of CUB hereunder, and that participation by any such entity or persons with such Director in activities in violation of such Director's agreement not to compete with CUB may give rise to claims by CUB against such entity, persons or third party.

SECTION 4.  General Provisions.

             4.1 Binding Effect; Benefit to Successors. This Agreement shall be binding upon each Director and upon such Director's successors, representatives and assigns, and shall inure to the benefit of CUB and its successors, representatives and assigns.

             4.2 Attorneys' Fees and Costs. In the event of a breach, or alleged breach, of any agreement, term or provision of this Agreement and the filing of a suit or other legal proceeding in connection with the enforcement or construction of any provision hereof, the prevailing party in such suit or other proceeding shall, in addition to any other remedies available to it, be entitled to reasonable attorneys' fees and costs from the losing party.

             4.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the law of the State of California in all respects, including all matters of validity, construction and performance of this Agreement.

             4.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original for all purposes, including the judicial proof of the terms hereof. However, all of such counterparts shall constitute one and the same Agreement, and it shall not be necessary, in making proof of this Agreement, to produce or account for more than one such counterpart.

             4.5 Entire Agreement; Modification. This Agreement constitutes the entire agreement between the Directors and CUB with respect to the subject mater hereof. No claim of waiver, modification, amendment, consent or acquiescence with respect to any of the provisions shall be made against CUB, except on the basis of a written instrument duly executed by an officer of CUB.

             4.6 Severability. Whenever possible, each provision of this Agreement and every related document shall be interpreted in such manner as to be valid under applicable law. However, if any provision of any of the foregoing shall be invalid or prohibited under said applicable law, it shall be construed, interpreted and limited to effectuate its purpose to the maximum legally permissible extent. If it cannot be so construed and interpreted so as to be valid under such law, such provision shall be ineffective to the extent of such invalidity or prohibition without invalidating the remainder of such provision or the remaining provisions of this Agreement, and this Agreement shall be construed to the maximum extent possible to carry out its terms without such invalid or unenforceable provision or portion thereof.

             4.7 Incorporation of Recitals. The Recitals to this Agreement are an integral part of this Agreement and are hereby incorporated herein verbatim as a part of this Agreement as if set forth here in full.

             4.8 Failure to Enforce. The failure of CUB to enforce any threatened or existing violation, default or breach of this Agreement shall not be deemed a waiver of such violation, default or breach, and CUB shall have the right to enforce the same at a later time and the right to waive in writing any condition imposed herein for its benefit without thereby waiving any other provision or condition.

             4.9 Several Obligations. All duties and obligations, and representations and warranties, of each party to this Agreement shall be several and not joint.

             4.10 JURY WAIVER. THE PARTIES HERETO WAIVE TRIAL BY JURY IN ALL DISPUTES RELATED TO THIS AGREEMENT OR THE REORGANIZATION AGREEMENT IN ANY MANNER.

             IN WITNESS WHEREOF, the Directors and CUB have executed and delivered this Agreement Not To Compete on the date set forth above.

CU BANCORP                              "DIRECTORS"


By:________________________             _________________________

Title:_____________________             _________________________

By:________________________             _________________________

Title:_____________________             _________________________

                                                                     APPENDIX B


                                                                October 23, 1995
[THE FINDLEY GROUP LETTERHEAD]

Board of Directors
CORPORATE BANK
2740 North Grand Avenue
Santa Ana, California 92701

Gentlemen and Mesdames:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, no par value per share (the "Shares"), of Corporate Bank (the "Company") of the Purchase Price Per Share defined in the Amended and Restated Agreement and Plan of Reorganization, dated as of October 11, 1995, (the "Amended Agreement"), regarding the proposed merger of the Company with and into California United Bank, N.A. (the "Bank") and the exchange of the Shares for shares of Common Stock, no par value, of CU Bancorp ("CUB"), parent corporation to the Bank, and cash. On March 27, 1995 the Company and CUB entered into an Agreement and Plan of Reorganization ("The Old Agreement"). The Findley Group issued an opinion to the Board of Directors of the Company on March 27, 1995 that the transaction, as set forth in the Old Agreement, was fair from a financial point of view to the Company shareholders. Due to changes in the Company's management, financial results of the Company, potential claims against former employees of the Company, and delays in receiving the Company's audited financial statements for the period ending December 31, 1994, the transaction incurred significant delay resulting in a renegotiation of the transaction. Such renegotiation resulted in the execution of the Amended Agreement.

Under the Amended Agreement, the Company shareholders shall receive CUB common stock and cash based upon the Purchase Price Per Share. The Purchase Price Per Share is based upon a Purchase Price equal to the Shareholder's Equity of the Company as of the Audit Date (which is expected to be November 30, 1995) plus or minus an amount equal to the Company's pro rata net income/loss for the audit period from January 1, 1995 to the Audit Date applied to the Calculation Date (excluding the effect of extraordinary gains) and plus any net recovery on the Bond Claim. If there is no recovery on the Bond Claim prior to the Calculation Date, the Purchase Price will be

Board of Directors - 2                                          October 23, 1995
Corporate Bank

will be increased by $200,000. To determine the Purchase Price Per Share, the Purchase Price is divided by the number of shares of the Company common stock outstanding at the Calculation Date. Each share of the Company common stock shall receive the Purchase Price Per Share either in the form of CUB common stock valued at $8.00 per share or cash, or a combination thereof. The Amended Agreement limits the aggregate amount of cash payout to no greater than twenty-five percent (25%) nor less than ten percent (10%) of the Purchase Price. As of June 30, 1995 the Purchase Price Per Share would have been $14.49 based upon 500,000 shares of the Company common stock outstanding. Due to high operating costs incurred by the Company and costs identified with the transaction, it is possible that the Purchase Price Per Share may be less than $14.49.

The Findley Group, as part of its investment banking business, is continually engaged in the valuation of banking institutions and their securities in connection with mergers and acquisition, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as an advisor in connection with certain limited aspects of the Company's current operation.

In connection with this opinion, we have reviewed, among other things, the Amended Agreement; the Old Agreement; Annual Reports to Stockholders of the Company for the two years ended December 31, 1994; Annual Reports to Stockholders and Annual Reports on Form 10- K of CUB for the five years ended December 31, 1994; certain interim reports to stockholders of the Company, Quarterly Reports on Form 10-Q of CUB; September 30, 1995 financial statements for the Company and CUB; Board of Director reports; a draft of the Form S- 4 Registration Statement to be filed by CUB as part of the transaction; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management.
We also have held discussions with members of the senior managements of the Company and CUB regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company and CUB, compared certain financial and stock market information for the Company and CUB with similar information for certain other companies, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, projections regarding underperforming and nonperforming assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not

Board of Directors - 3                                          October 23, 1995
Corporate Bank

experts in the evaluation of loan and lease portfolios for the purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and CUB/Bank are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or CUB or any of their subsidiaries and have not been furnished with any such evaluation or appraisal. We also have assumed that CUB\Bank will receive all necessary regulatory approvals without undue delay.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be relied upon by any other person or used for any other purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors or to any shareholders of the Company with respect to any approval of the transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Purchase Price Per Share pursuant to the Amended Agreement, and the methodology for computing the Purchase Price Per Share as of the Calculation Date, are fair from a financial point of view, to the holders of Shares.

                                                   Respectfully,

                                                   THE FINDLEY GROUP

                                                   /s/ Gary Steven Findley

                                                   Gary Steven Findley
                                                   Co-Director

                                                                     APPENDIX C


SECTION 215a.    MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS

(a) APPROVAL OF COMPTROLLER, BOARD AND SHAREHOLDERS; MERGER AGREEMENT; NOTICE; CAPITAL STOCK; LIABILITY OF RECEIVING ASSOCIATION

          One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall --

                 (1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

                 (2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owning at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State where it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

                 (3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

                 (4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

(b)       DISSENTING SHAREHOLDERS

          If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c)       VALUATION OF SHARES

          The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS: APPRAISAL BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

          If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                          CALIFORNIA CORPORATIONS CODE


                                   CHAPTER 13
                               DISSENTERS' RIGHTS


SECTION 1300. RIGHT TO REQUIRE PURCHASE -- "DISSENTING SHARES" AND "DISSENTING SHAREHOLDER" DEFINED.

                 (a)      If the approval of the outstanding shares (Section
          152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-term merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-term merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stocks split or share dividend which becomes effective thereafter.

                 (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

                 (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of
                          Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does apply to any shares with respect to which there exists any restrictions on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

                 (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph
                          (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

                 (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

                 (4) Which the dissenting shareholder has submitted the endorsement, in accordance with Section 1302.

                 (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SECTION 1301.  DEMAND FOR PURCHASE.

          (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares of cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's rights under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subsection (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

          (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof
(1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to vote the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SECTION 1302.    ENDORSEMENT OF SHARES.

          Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates or appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SECTION 1303.    AGREED PRICE -- TIME FOR PAYMENT.

          (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

          (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SECTION 1304.    DISSENTER'S ACTION TO ENFORCE PAYMENT.

          (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

          (b) Two or more dissenting shareholder may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

          (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SECTION 1305.    APPRAISERS' REPORT -- PAYMENT -- COSTS.

          (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed, by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

          (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

          (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

          (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

          (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of
Section 1301).

SECTION 1306.    DISSENTING SHAREHOLDER'S STATUS AS CREDITOR.

          To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SECTION 1307.  DIVIDENDS PAID AS CREDIT AGAINST PAYMENT.

          Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SECTION 1308.  CONTINUING RIGHTS AND PRIVILEGES OF DISSENTING SHAREHOLDERS.

          Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SECTION 1309.  TERMINATION OF DISSENTING SHAREHOLDER STATUS.

          Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

          (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

          (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

          (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

          (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.



\\

                                                                 APPENDIX D-1


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-K

 /X/  Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange
                                  Act of 1934

                  For the fiscal year ended December 31, 1994.
                                       OR
   /  /  Transition Report pursuant to Section 13 or 15(d) of the Securities
                             Exchange Act of 1934

          For the transition period from              to             .
                                         ------------    ------------
                         Commission file number 0-11008

                                  C U BANCORP
             (Exact name of registrant as specified in its charter)

                  California                         95-3657044
         (State or other jurisdiction             (I.R.S. Employer
       of incorporation or organization)       Identification Number)

            16030 Ventura Boulevard
              Encino, California                        91436
    (Address of principal executive offices)          (Zip Code)

       Registrant's telephone number, including area code (818) 907-9122

        Securities registered pursuant to Section 12(b) of the Act: NONE

          Securities registered pursuant to Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                                (title of class)

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.  Yes       x         No
                                             ---           ---

     Indicate by check mark if disclosure of delinquent filers pursuant to
        Item 405 of Regulation S-K (Section 220.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this
                                 Form 10-K /x/

 The aggregate market value of the voting stock held by  non-affiliates of the registrant as of February 28, 1995:


                          Common Stock, no par value -
 The number of shares outstanding of the issuer's classes of common stock as of
                              February 28, 1995:

                 Common Stock, no par value  4,527,324 shares

                      DOCUMENTS INCORPORATED BY REFERENCE
                                      None

                        This document contains 81 pages.

                               TABLE OF CONTENTS

         Item
Part     Number  Item                                             Page
----     ------  ----                                             ----
I        1.      Business                                            3

I        2.      Properties                                         16

I        3.      Legal Proceedings                                  17

I        4.      Submission of Matters to a Vote                    19
                 of Security Holders

II       5.      Market for the Company's Common Stock              20
                 and Related Stockholder Matters

II       6.      Selected Financial Data                            21

II       7.      Management's Discussion and Analysis               22
                 of Financial Condition and Results
                 of Operations

II       8.      Financial Statements and Supplementary             36
                 Data

II       9.      Changes in and Disagreements with
                 Accountants on Accounting and
                 Financial Disclosure                               56

III      10.     Directors and Executive Officers of
                 the Company                                        57

III      11.     Executive Compensation                             57

III      12.     Security Ownership of Certain                      57
                 Beneficial Owners and Management

III      13.     Certain Relationships and Related                  57
                 Transaction

IV       14.     Exhibits, Financial Statement                      57
                 Schedules and Reports on Form 8-K

                                     PART 1

Item 1.  BUSINESS

General Development of Business

         CU Bancorp, (the "Company) was incorporated under the laws of the State of California on September 3, 1981. It is the parent of California United Bank, a National Banking Association (the "Bank") which is a wholly owned subsidiary of the Company.

         DESCRIPTION OF BUSINESS


Commercial Banking Business

         The Bank engages in the commercial banking business primarily serving the San Fernando Valley, Beverly Hills, West Los Angeles, and the South Bay portions of the County of Los Angeles which are generally affluent residential and business centers. The Bank also serves the greater Southern California metropolitan area.

         Until November 1993, the Bank operated in two distinct segments, commercial banking and mortgage banking. The Bank sold the origination portion of its mortgage banking division in November 1993.

         The Bank's primary focus is to engage in middle market lending to businesses, professionals, the entertainment industry, and high net-worth individuals. While in the past, the Bank specialized in serving the real estate industry, the Bank is currently attempting to diversify its portfolios and will in the future specialize in asset based lending to middle market businesses. While the Bank does not actively solicit retail or consumer banking business, it offers these services primarily to owners, officers, and employees of its wholesale customers, and customers of accounting and business management firms with which the Bank regularly does business.

         The Bank customers and deposits by offering a personalized approach and a high degree of service. The key to the Bank's deposit generation is personal contacts and services rather than rate competition. A significant portion of its business is with business customers who conduct substantially all of their banking business with the Bank.

         Either alone or in concert with correspondent banks, the Bank offers a wide variety of credit and deposit services to its customers. Management believes that its current and prospective customers favorably respond to the individualized tailored banking services that the Bank provides. Deposit services, which the Bank offers, include personal and business checking accounts and savings accounts, insured money market deposit accounts, interest-bearing negotiable orders of withdrawal ("NOW") accounts, and time certificates of deposit, along with IRA and Keogh accounts. The Bank has not requested and does not have regulatory approval to offer trust services; nor does it have any present intention to seek such approval.

         The Bank has developed relationships with an extensive network or correspondent banks through which it is able to offer customers and prospective customers a wide variety of commercial and international banking services which it is otherwise unable to offer by itself. The Bank has successfully attracted and developed these relationships with several sizable correspondents which have participated in providing a portion of the Bank's customers' borrowing needs while the Bank remains the customers' bank of record.

         Continued development of a diversified commercial oriented deposit base is the Bank's highest priority. Time and demand deposits are actively solicited by the directors, officers, and employees of the Bank. The executive and senior officers of the Bank have had substantial experience in soliciting bank deposits and in serving the comprehensive banking needs of small and mid-size businesses.

         The Bank services the commercial banking business from its head office at 16030 Ventura Boulevard, in Encino, California 91436, a suburb of Los Angeles, and an office in West Los Angeles, located at 10880 Wilshire Boulevard, Los Angeles California 90024, in the Westwood commercial and retail district, with close freeway access. The Bank also maintains a South Bay Regional Office (non depository) in Gardena, California, in order to serve the burgeoning South Bay area, a San Gabriel Valley Regional Office (non depository), located in City of Industry, which serves the San Gabriel Valley and northern Orange County and a Ventura County Loan Production Office in Camarillo which services northern Los Angeles County and Ventura County.

         Mortgage Banking

         In November 1993, the Bank sold the mortgage origination portion of its mortgage banking division to Republic Bancorp of Ann Arbor Michigan. This division had been established in February of 1988. The purpose of this division was to underwrite residential mortgages and subsequently sell them into the secondary market. Mortgages were originated on both a servicing retained and
servicing released basis.   Substantially all the loans originated by this
division were presold to institutional investors or government agencies and are only originated subject to this forward commitment. The division had loan origination offices in Calabasas, Irvine, Costa Mesa, Pasadena, San Jose, and Sacramento, California in addition to origination centers at other Bank branches.

         The Bank retained the mortgage servicing portfolio after the sale of the division, although it retained the former division to service the loans. Aer 31, 1994, the Bank sold all servicing with one sale to close in January, 1995. The Bank entered into an agreement with the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation to dispose of any remaining portion of this portfolio by the of 1994 because, with the sale of the mortgage origination operation, the Bank is no longer a qualified seller/servicer of such loans. See Management's Discussion and Analysis for further amplification on the effect of the sale.

         Entertainment Division

         The Bank's entertainment division, housed in its West Los Angeles Regional Office, is designed specifically to serve the needs of accountants and business managers serving artists and other entertainment industry related companies and individuals, while providing a more diverse source of deposits for the Bank as a whole. At December 31, 1994 and 1993, this division had total deposits of $33 million and $35 million, respectively.

         Customers and Business Concentration

         The Bank believes that there is no single customer whose loss would have a material adverse effect on the Bank. At year end 1993, the Bank obtained approximately 24% of its deposits from companies associated with the real estate business, primarily title and escrow companies. However by year end 1994, this had been reduced to 17 %. While this appears to be a significant deposit concentration, because these deposits are attributable to a large number of companies in a diverse market (from small single family homes to larger projects), the Bank does not believe there is a problematical concentration in any one industry. To account for seasonal and economic variations in this industry, the Bank has taken a number of steps to insure liquidity. Regarding business concentrations in both lending and deposit activities, see Management's Discussion and Analysis.

         Competition

         The Company does not conduct any business unrelated to the business of the Bank and thus is affected by competition only in the banking industry.

         The Bank's primary commercial banking market area consists of the San Fernando Valley, Beverly Hills, West Los Angeles, and metropolitan areas of the City and County of Los Angeles. The Bank also serves the South Bay, Orange County, Northern San Diego County, the San Gabriel Valley, the Conejo Valley, Ventura County and much of Southern California.

The banking business in California generally, and specifically in the Bank's primary market area, is highly competitive with respect to both loans and deposits. The business is dominated by a relatively small number of major banks which have many offices operating over wide geographic areas. Many of the major commercial banks offer certain services (such as international services, trust services, and securities brokerage) which are not offered directly by the Bank. By virtue of the greater total capitalization of such banks, they have substantially higher lending limits than the Bank and substantial advertising and promotional budgets. However, smaller independent financial institutions also represent a competitive force, particularly as to the class of customers which the Bank typically serves.

         To compete with major financial institutions, the Bank relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors, and staff, as opposed to large multi- branch banks which compete primarily by rate and location of branches. For customers whose loan demands exceed the Bank's lending limit, the Bank seeks to arrange for such loans on a participation basis with correspondent banks. The Bank also assists customers requiring services not offered by the Bank in obtaining such services from its correspondent banks.

         In the past, an independent bank's principal competitors for deposits and loans have been other banks (particularly major banks), savings and loan associations, and credit unions. To a lesser extent, competition was also provided by thrift and loans, mortgage brokerage companies, and insurance companies. In the past several years, the trend has been for other financial intermediaries to offer financial services traditionally offered by banks. Other institutions, such as brokerage houses, credit card companies, and even retail establishments, have offered new investment vehicles such as money-market funds or cash advances on credit card accounts. This led to increased cost of funds for most financial institutions. Even within the banking industry, the trend has been towards offering more varied services, such as discount brokerage, often through affiliate relationships. The direction of federal legislation seems to favor and foster competition between different types of financial institutions and to encourage new entrants into the financial services market. However, it is not possible to forecast the impact such developments will have on commercial banking in general, or on the Bank in particular.

Economic Environment in the Bank's Market Area

         The general economy in the Southern California market area, and particularly the real estate market, are suffering from the effects of a prolonged recession that have negatively impacted upon the ability of certain borrowers of the Bank to perform their obligations to the Bank. According to the First Interstate Bancorp Forecast 1994/1995 (the "Forecast"), Los Angeles County continues to serve as "ground zero" for the California recession. Los Angeles' unemployment rate remains higher than the adjusted rates for both the state or the nation. The Forecast predicts that economic recovery "continues to elude California's most populous county, besieged by weak demand, falling real estate values and defense procurement cuts which have Los Angeles' aerospace/defense related industries in full retreat. A stabilization in the area's defense related industries and real estate market is necessary before a full fledged recovery can begin to take hold. This is unlikely to happen until early 1995 in Los Angeles." It is too early to predict the effect of the January 1994 earthquake on the Los Angeles Area, although reports have indicated that it will be the most costly natural disaster on record, surpassing the midwest floods of 1993. It is also expected that it will have a positive effect on the construction industry, but a negative effect on the real estate market which may further delay the economic recovery.


         The financial condition of the Bank has been, and is expected to continue to be, dependent upon overall general economic conditions and the real estate market in Southern California. The future success of the Bank is dependent, in large part, upon the quality of its assets. Although management of the Bank has devoted substantial time and resources to the identification, collection and workout of nonperforming assets, and the diversification of portfolios, the real estate markets in Southern California and the overall economy in this area is likely to continue to have a significant effect on the quality of the Bank's assets in future periods and, accordingly, its financial condition and results of operations.

REGULATION AND SUPERVISION

         The following discussion of statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such regulations will not change in the future.

         The Company is subject to periodic reporting requirements of Section 13
(d) of the Securities Exchange Act of 1934, which requires the Company to file annual, quarterly, and other current reports as well as proxy materials with the Securities and Exchange Commission ("the Commission").


EFFECT OF GOVERNMENTAL POLICIES AND RECENT LEGISLATION

         Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by the Bank on its deposits and its other borrowings and the interest rate received by the Bank on loans extended to its customers and securities held in the Bank's portfolio comprise the major portion of the Company's earnings. These rates are highly sensitive to many factors that are beyond the control of the Bank. Accordingly, the earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

         The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

         From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. For example, legislation was recently introduced in Congress that would repeal the current statutory restrictions on affiliations between commercial banks and securities firms. Under the legislation, as proposed, bank holding companies would be allowed to control both a commercial bank and a securities affiliate, which could engage in the full range of investment banking activities, including corporate underwriting. The likelihood of any major legislative changes and the impact such changes might have on the Company are impossible to predict. See "Item 1. Business - Supervision and Regulation."


SUPERVISION AND REGULATION

         Bank holding companies and banks are extensively regulated under both federal and state law. Set forth below is a summary description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.


         THE COMPANY

         The Company, as a registered bank holding company, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHCA"). The Company is required to file with the Federal Reserve Board quarterly and annual reports and such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Federal Reserve Board may conduct examinations of the Company and its subsidiaries.

         The Federal Reserve Board may require that the Company terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates when the Federal Reserve Board believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any of its banking subsidiaries. The Federal Reserve Board also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, the Company must file written notice and obtain approval from the Federal Reserve Board prior to purchasing or redeeming its equity securities.

         Under the BHCA and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, the Company is required by the Federal Reserve Board to maintain certain levels of capital. See "Item 1. Business - Supervision and Regulation - Capital Standards."

         The Company is required to obtain the prior approval of the Federal Reserve Board for the acquisition of more than 5% of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Federal Reserve Board is also required for the merger or consolidation of the Company and another bank holding company.

         The Company is prohibited by the BHCA, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company, subject to the prior approval of the Federal Reserve Board, may engage in any, or acquire shares of companies engaged in, activities that are deemed by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making any such determination, the Federal Reserve Board is required to consider whether the performance of such activities by the Company or an affiliate can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern and is generally prohibited from approving an application by a bank holding company to acquire voting shares of any commercial bank in another state unless such acquisition is specifically authorized by the laws of such other state.

         Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both. This doctrine has become known as the "source of strength" doctrine. Although the United States Court of Appeals for the Fifth Circuit found the Federal Reserve Board's source of strength doctrine invalid in 1990, stating that the Federal Reserve Board had no authority to assert the doctrine under the BHCA, the decision, which is not binding on federal courts outside the Fifth Circuit, was recently reversed by the United States Supreme Court on procedural grounds. The validity of the source of strength doctrine is likely to continue to be the subject of litigation until definitively resolved by the courts or by Congress.


         The Company is also a bank holding company within the meaning of
Section 3700 of the California Financial Code. As such, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California State Banking Department.

         THE BANK

         The Bank, as a national banking association, is subject to primary supervision, examination and regulation by the Comptroller. If, as a result of an examination of a Bank, the Comptroller should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the Comptroller. Such remedies include the power to enjoin "unsafe or unsound practices," to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct and increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, and to remove officers and directors. The FDIC has similar enforcement authority, in addition to its authority to terminate a Bank's deposit insurance in the absence of action by the Comptroller and upon a finding that a Bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or make prejudice the interest of its depositors. The Bank is not currently subject to any such actions by the Comptroller or the FDIC.

         The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the Bank pays a semiannual statutory assessment. See "Item 1. Business - Supervision and Regulation Premiums for Deposit Insurance." The Bank is also subject to certain regulations of the Federal Reserve Board and applicable provisions of California law, insofar as they do not conflict with or are not preempted by federal banking law.

         Various other requirements and restrictions under the laws of the United States and the State of California affect the operations of the Bank. Federal and California statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, capital requirements and disclosure obligations to depositors and borrowers.


         RESTRICTIONS ON TRANSFERS OF FUNDS TO THE COMPANY BY THE BANK

         The Company is a legal entity separate and distinct from the Bank. The Company's ability to pay cash dividends is limited by state law.

         There are statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Bank. The prior approval of the Comptroller is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits (as defined) for the preceding two years, less any transfers to surplus.

         The Comptroller also has authority to prohibit the Bank from engaging in activities that, in the Comptroller's opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the Comptroller could assert that the payment of dividends or other payments might, under some circumstances, be such an unsafe or unsound practice. Further, the Comptroller and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank or the Company may pay. See "Item 1. Business - Supervision and Regulation - Prompt Corrective Regulatory Action and Other Enforcement Mechanisms" and - "Capital Standards" for a discussion of these additional restrictions on capital distributions. The Comptroller has approved the Bank's plan to pay not more than $90,000 in dividends in each calendar quarter of 1995 to the Company.

         At present, substantially all of the Company's revenues, including funds available for the payment of dividends and other operating expenses, is, and will continue to be, primarily dividends paid by the Bank. At December 31, 1994, the Bank had no retained earnings available for the payment of cash dividends but had received the prior approval of the Comptroller to pay certain dividends as set forth above.

         The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in the Company or to or in any other affiliate is limited to 10% of the Bank's capital and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of the Bank's capital and surplus (as defined by federal regulations). California law and National Banking Law also imposes certain restrictions with respect to transactions involving the Company and other controlling persons of the Bank. Additional restrictions on transactions with affiliates may be imposed on the Bank under the prompt corrective action provisions of federal law. See "Item 1. Business - Supervision and Regulation - Prompt Corrective Regulatory Action and Other Enforcement Mechanisms."




         CAPITAL STANDARDS

         The Federal Reserve Board and the Comptroller have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

         A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which includes off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies) and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, term preferred stock, term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

         In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

         The federal banking regulators have issued a proposed rule to take account of interest rate risk in calculating risk- based capital. The proposed rule includes a supervisory model for taking account of interest rate risk. Under that model, institutions would report their assets, liabilities and off balance sheet positions in time bands based upon their remaining maturities. The federal banking agencies would then calculate a net risk weighted interest rate exposure. If that interest rate risk exposure was in excess of a certain threshold (1% of assets), the institution could be required to hold additional capital proportionate to that excess risk. Alternatively, the agencies have proposed making interest rate risk exposure a subjective factor in considering capital adequacy. Exposures would be measured in terms of the change in the present value of an institution's assets minus the change in the present value of its liabilities and off-balance sheet positions for an assumed 100 basis point parallel shift in market interest rates. However, the federal banking agencies have proposed to let banks use their own internal measurement of interest rate risk if it is declared adequate by examiners.

         Effective January 17, 1995, the federal banking agencies issued a final rule relating to capital standards and the risks arising from the concentration of credit and nontraditional activities. Institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities and who fail to adequately manage these risks, will be required to set aside capital in excess of the regulatory minimums. The federal banking agencies have not imposed any quantitative assessment for determining when these risks are significant, but have identified these issues as important factors they will review in assessing an individual bank's capital adequacy.

         In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful; (c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months.

         Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. See "Item 1. Business -- Supervision and Regulation -- Accounting Changes." The federal banking agencies recently issued final rules governing banks and bank holding companies, which become effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institutions regulatory capital. The standard has been in effect on an interim basis since March 1993. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) 10% of Tier 1 Capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 Capital and total assets and regulatory capital calculations.

         Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends.

         The following table presents the amounts of regulatory capital and the capital ratios for the Bank, compared to its minimum regulatory capital requirements as of December 31, 1994.





                                                        December 31, 1994
                                           -------------------------------------------
                                                    Actual                   Minimum
                                                    ------                   Capital
                                            Amount          Ratio          Requirement
                                            ------          -----          -----------
                                               (In thousands)
 Leverage ratio                            $29,506          10.4%              4.0%
 Tier 1 risk-based ratio                    29,506          14.1               4.0
 Total risk-based ratio                     32,178          15.4               8.0



         PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS

         Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The law required each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

         In September 1992, the federal banking agencies issued uniform final regulations implementing the prompt corrective action provisions of federal law. An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

         "Well capitalized"                                 "Adequately capitalized"
          ----------------                                   ----------------------
         Total risk-based capital of 10%;                   Total risk-based capital of 8%;
         Tier 1 risk-based capital of 6%; and               Tier 1 risk-based capital of 4%; and
         Leverage ratio of 5%.                              Leverage ratio of 4%.

         "Undercapitalized"                                 "Significantly undercapitalized"
          ----------------                                   ------------------------------
         Total risk-based capital less than 8%;             Total risk-based capital less than 6%;
         Tier 1 risk-based capital less than 4%; or         Tier 1 risk-based capital less than 3%; or
         Leverage ratio less than 4%.                       Leverage ratio less than 3%.

         "Critically undercapitalized"
          ---------------------------
         Tangible equity to total assets less than 2%.


         An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. The Bank believes it meets all of the criteria for "well capitalized".

         The law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after becoming undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan
(i) specifies the steps the institution will take to become adequately capitalized, (ii) is based on realistic assumptions and (iii) is likely to succeed in restoring the depository institution's capital. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on an average basis during each of four consecutive calendar quarters and must otherwise provide adequate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt correction action provisions.

         An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits; (iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to force a sale of voting shares or merger, impose restrictions on affiliate transactions and impose restrictions on rates paid on deposits unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

         Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

         In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted.




         SAFETY AND SOUNDNESS STANDARDS

         On February 2, 1995, the federal banking agencies adopted final safety and soundness standards for all insured depository institutions. The standards, which were issued in the form of guidelines rather than regulations, relate to internal controls, information systems, internal audit systems, loan underwriting and documentation, compensation and interest rate exposure. In general, the standards are designed to assist the federal banking agencies in identifying and addressing problems at insured depository institutions before capital becomes impaired. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan may result in enforcement proceedings. Additional standards on earnings and classified assets are expected to be issued in the near future.

         In December 1992, the federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending. The regulations, which became effective on March 19, 1993, require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

         Appraisals for "real estate related financial transactions" must be conducted by either state certified or state licensed appraisers for transactions in excess of certain amounts. State certified appraisers are required for all transactions with a transaction value of $1,000,000 or more; for all nonresidential transactions valued at $250,000 or more; and for "complex" 1-4 family residential properties of $250,000 or more. A state licensed appraiser is required for all other appraisals. However, appraisals performed in connection with "federally related transactions" must now comply with the agencies' appraisal standards. Federally related transactions include the sale, lease, purchase, investment in, or exchange of, real property or interests in real property, the financing or refinancing of real property, and the use of real property or interests in real property as security for a loan or investment, including mortgage-backed securities.


         PREMIUMS FOR DEPOSIT INSURANCE

         Federal law has established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The result of these provisions is that the assessment rate on deposits of BIF members could increase in the future. The FDIC also has authority to impose special assessments against insured deposits.

         The FDIC has adopted final regulations implementing a risk-based premium system required by federal law. Under the regulations, which cover the assessment periods commencing on and after January 1, 1994, insured depository institutions are required to pay insurance premiums currently within a range of 23 cents per $100 of deposits to 31 cents per $100 of deposits depending on their risk classification. On January 31, 1995, the FDIC issued proposed regulations that would establish a new assessment rate schedule of 4 cents per $100 of deposits to 31 cents per $100 of deposits applicable to members of BIF. There can be no assurance that the final regulations will be adopted as proposed. To determine the risk-based assessment for each institution, the FDIC will categorize an institution as well capitalized, adequately capitalized or undercapitalized based on its capital ratios. A well-capitalized institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk- based capital ratio and a 5% Tier 1 leverage capital ratio. An adequately capitalized institution will have at least an 8% total risk-based capital ratio, a 4% Tier 1 risk-based capital ratio and a 4% Tier 1 leverage capital ratio. An undercapitalized institution will be one that does not meet either of the above definitions. The FDIC will also assign each institution to one of three subgroups based upon reviews by the institution's primary federal or state regulator, statistical analyses of financial statements and other information relevant to evaluating the risk posed by the institution.

         INTERSTATE BANKING AND BRANCHING

         On September 29, 1994, the President signed into law the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under the BHCA to acquire an existing bank located in another state without regard to state law. A bank holding company would not be permitted to make such an acquisition if, upon consummation, it would control (a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of- state banks. An out-of-state bank holding company may not acquire a state bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

         The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

         The Interstate Act is likely to increase competition in the Company's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact such likely increased competition will have on the Company's operations.

         In 1986, California adopted an interstate banking law. The law allows California banks and bank holding companies to be acquired by banking organizations in other states on a "reciprocal" basis (i.e., provided the other state's laws permit California banking organizations to acquire banking organizations in that state on substantially the same terms and conditions applicable to banking organizations solely within that state). The law took effect in two stages. The first stage allowed acquisitions on a "reciprocal" basis within a region consisting of 11 western states. The second stage, which became effective January 1, 1991, allows interstate acquisitions on a national "reciprocal" basis. California has also adopted similar legislation applicable to savings associations and their holding companies.


         COMMUNITY REINVESTMENT ACT AND FAIR LENDING DEVELOPMENTS

         The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities. On December 21, 1993, the federal banking agencies issued a proposal to change the manner in which they measure a bank's compliance with its CRA obligations, but no final regulation has yet been approved.


         On March 8, 1994, the federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.


         ACCOUNTING CHANGES

         In February 1992, the Financial Accounting Standards Board ("FASB") issued SFAS No. 109, "Accounting for Income

Taxes," which supersedes SFAS No. 96 of the same title. SFAS No. 109, which became effective for fiscal years beginning after December 31, 1992, employs an asset and liability approach in accounting for income taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the financial statements and as measured by the provisions of enacted tax laws. Adoption by the Company of SFAS No. 109 did not have a material impact on the Company's results of operations.

         In December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," which is effective for fiscal years ending after December 15, 1992 (December 15, 1995 in the case of entities with less than $150 million in total assets). SFAS No. 107 requires financial intermediaries to disclose, either in the body of their financial statements or in the accompanying notes, the "fair value" of financial instruments for which it is "practicable to estimate that value." SFAS No. 107 defines "fair value" as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices, if available, are deemed the best evidence of the fair value of such instruments. Most deposit and loan instruments issued by financial intermediaries are subject to SFAS No. 107, and its effect will be to require financial statement disclosure of the fair value of most of the assets and liabilities of financial intermediaries such as the Company and the Bank. The disclosure required by SFAS No. 107 at December 31, 1994 is presented in
Note 8 to the Company's Consolidated Financial Statements. See "Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

         In May 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contracted terms of the loan agreement. A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, or by reference to an observable market price, or by determining that foreclosure is probable. SFAS No. 114 also clarifies the existing accounting for in-substance foreclosures by stating that a collateral-dependent real estate loan would be reported as real estate owned only if the lender had taken possession of collateral.

         SFAS No. 118 amended SFAS No. 114, to allow a creditor to use existing methods for recognizing interest income on an impaired loan. To accomplish that it eliminated the provisions in SFAS No. 114 that described how a creditor should report income on an impaired loan. SFAS No. 118 did not change the provisions in SFAS No. 114 that require a creditor to measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investments in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 114 is effective for financial statements issued for fiscal years beginning after December 15, 1994. Although earlier application is encouraged, it is not required. SFAS No. 118 is effective concurrent with the effective date of SFAS No. 114. The Company has not adopted SFAS No. 114 for fiscal year 1994, and the Company has not yet determined the impact of the adoption of this statement.

         In December 1990, FASB issued SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" effective for fiscal years beginning after December 15, 1992. In November 1992, FASB issued Statement of Financial Standards No. 112, "Employers' Accounting For Post-Employment Benefits," effective for fiscal years beginning after December 15, 1993. SFAS No. 106 and SFAS No. 112 focus primarily on post-retirement health care benefits. The Company does not provide post-retirement benefits, and SFAS No. 106 and SFAS No. 112 will have no impact on net income in 1994.


         In May 1993, the FASB issued SFAS No. 115 "Accounting For Certain Investments in Debt and Equity Securities" addressing the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. These investments would be classified in three categories and accounted for as follows: (i) debt and equity securities that the entity has the positive intent and ability to hold to maturity would be classified as "held to maturity" and reported at amortized cost; (ii) debt and equity securities that are held for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in operations; and (iii) debt and equity securities not classified as either securities held to maturity or trading securities would be classified as securities available for sale, and reported at fair value, with unrealized gains and losses excluded from operations and reported as a separate component of shareholders' equity. The statement is effective for financial statements for calendar year 1994, but may be applied to an earlier fiscal year for which annual financial statements have not been issued. The Company adopted SFAS No. 115 in 1993. The cumulative effect of the change in accounting was not material.

ADDITIONAL REGULATORY MATTERS

         The assets of a commercial banking institution consist largely of interest earning assets, including loans, federal funds sold, time certificates of deposit, and investment securities. The liabilities of a commercial banking institution consist of non-interest bearing demand deposits, and interest bearing liabilities, including time deposits, savings accounts, and other bank borrowings. The values and yields of these assets and rates paid on these liabilities are sensitive to changes in prevailing market rates of interest. The earnings and growth of the Company are largely dependent on the Company's ability to increase the amount and net yield of its interest earning assets which, in turn, depends upon deposit growth and the ability of the Company to maintain a favorable differential or "spread" between the yield on interest earning assets and the rate paid on interest bearing deposits and other interest bearing liabilities. The FRB implements national monetary policies (for example, to curb inflation and combat recession) by its open market operations in United States government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowing by banks that are members of the Federal Reserve System. The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits, and also effect interest rates charged on loans and deposits. Thus, the earnings and growth of monetary and fiscal policies of the federal government, and the policies of regulatory agencies, particularly the FRB. The nature and impact of any future changes in economic conditions and government policies cannot be predicted.

         Supervision, regulation, and examination of the Bank by bank regulatory agencies are generally intended to protect depositors and are not intended for the protection of the Company's stockholders.

         In November 1993, the Office of the Comptroller of the Currency released the Bank from its Formal Agreement entered into in June 1992. The Formal Agreement required the implementation of certain policies and procedures for the operation of the bank to improve lending operations and management of the loan portfolio. The Formal Agreement required the Bank to maintain a Tier 1 risk weighted capital ratio of 10.5% and a 6% Tier 1 capital ratio based on adjusted total assets. The Formal Agreement mandated the adoption of a written program to essentially reduce criticized assets, maintain adequate loan loss reserves and improve bank administration, real estate appraisal, asset review management and liquidity policies, and restricted the payment of dividends.

         In November 1993, the Federal Reserve Bank of San Francisco released the Company from its August 1992, Memorandum of Understanding ("MOU") which required: 1) a plan to improve the financial condition of CU Bancorp and the Bank; 2) development of a formal policy regarding the relationship of CU Bancorp and the Bank, with regard to dividends, intercompany transactions, tax allocation and management or service fees; 3) a plan to assure that CU Bancorp has sufficient cash to pay its expenses; 4) ensure that regulatory reporting is accurate and submitted on a timely basis; 5) prior approval of the Federal Reserve Bank prior to the payment of dividends; 6) prior approval of the Federal Reserve Bank prior to CU Bancorp incurring any debt and 7) quarterly reporting regarding the condition of the Company and steps taken regarding the Memorandum of Understanding.

         The release of both agreements indicates that the Company has complied with the Formal Agreement and the Memorandum of Understanding, including improvement of asset and management quality, the development and implementation of policies and procedures as well as reporting methodologies and the maintenance of the required capital ratios.

         In addition, the Bank is subject to certain restrictions imposed by federal law on any extensions of credit to affiliates (including parent bank holding companies), investments of stock or other securities thereof, and the taking of such securities as capital and surplus for all affiliates. Transactions with affiliates are only permissible if they are on terms consistent with safe and sound banking practices, and must be on substantially identical terms (or not less favorable to the bank) as similar transactions with non-affiliates. A bank may not purchase a "low quality asset" (as defined in section 23a(b)(10) of the

Federal Reserve Act) from an affiliate.

         Other restrictions require that transactions with affiliates be on substantially the same terms as would be available for non-affiliates and applies to the transactions already described as well as to a bank's sale of assets, payment of money, of furnishing of services to an affiliate; transactions in which an affiliate acts as an agent or broker and transactions with a third party, if an affiliate is a participant or has a financial interest in the transaction.


EMPLOYEES

         As of December 31, 1994, the Company had two employees, its Chief Executive Officer and Chief Financial Officer, who received no compensation. At December 31, 1994, the Bank had 91 full-time employees and 7 part-time employees. Of these employees, 12 held titles of senior vice president or above. At December 31, 1994, none of the executive officers of the Bank served pursuant to written employment agreements. None of the Company's or the Bank's employees are represented by a labor union. The Company considers its relationship and the Bank's relationship with each company's respective employees to be excellent.

Item 2.  PROPERTIES

         The principal offices of the Company are located in a multi-story office building located at 16030 Ventura Boulevard, Encino, California 91364 for which it pays a monthly rental of $60 thousand. The lease contains a ceiling on
cost on living adjustments of 5% per year.  The lease is renewable.   The Bank
leases the property in which its West Los Angeles branch and offices are located for a monthly rent of $ 6 thousand. The Bank also has certain month to month or short term leases for offices in the South Bay, Camarillo and the San Gabriel Valley. Management believes that the existing leases will be renegotiated at termination to provide for additional space requirements, which are not expected to be material.

         From time to time the Bank may acquire real property through foreclosure. See Management's Discussion and Analysis "Nonperforming Assets" for further amplification on real property acquired in this manner.

Item 3.  LEGAL PROCEEDINGS


In the normal course of business the Bank occasionally becomes a party to litigation. In the opinion of management, based upon consultation with legal counsel, the Bank believes that pending or threatened litigation involving the Bank will have no adverse material effect upon its financial condition, or results of operations.

The Bank is a defendant in multiple lawsuits related to the failure of two real estate investment companies, Property Mortgage Company, Inc., ("PMC") and S.L.G.H., Inc. ("SLGH"). The lawsuits, consist of a federal action by investors in PMC and SLGH (the "Federal Investor Action"), at least three state court actions by groups of Investors (the "State Investor Actions"), and an action filed by the Resolution Agent for the combined and reorganized bankruptcy estate of PMC and SLGH (the "Neilson" Action). An additional action was filed by an individual investor and his related pension and profit sharing plans (the "Individual Investor Action").

Other defendants in these multiple actions and in related actions include financial institutions, title companies, professionals, business entities and individuals, including the principals of PMC and SLGH. The Bank was a depository bank for PMC, SLGH and related companies and was a lender to certain principals of PMC and SLGH ("Individual Loans").

Plaintiffs allege that PMC/SLGH was or purported to be engaged in the business of raising money from investors by the sale and issuance of interests in loans evidenced by promissory notes secured by real property. Plaintiffs allege that false representations were made, and the investment merely constituted a "Ponzi" scheme. Other charges relate to the Bank's conduct with regard to the depository accounts, the lending relationship with the principals and certain collateral taken , pledged by PMC and SLGH in conjunction with the Individual Loans. The lawsuits allege inter alia violations of federal and state securities laws, fraud, negligence, breach of fiduciary duty, and conversion as well as conspiracy and aiding and abetting counts with regard to these violations. The Bank denies the allegations of wrongdoing.

Damages in excess of $100 million have been alleged, and compensatory and punitive damages have been sought generally against all defendants, although no specific damages have been prayed for with regard to the Bank, nor has there been any apportioning of liability among defendants or attributable to the various claims asserted. A former officer and director of the Bank has also been named as a defendant. The Bank and the named officer/director have notified the Bank's insurance carriers of the various lawsuits.

During 1994, the Court granted the Bank's motion for summary judgment in the
Individual Investor Action.   An appeal of that Order was filed by the
plaintiffs. The plaintiff in the Individual Investor Action will be a member of the settling class and in connection with the settlement discussed below, that appeal will be dismissed.

The Bank has entered into a settlement agreement with the representatives of the various plaintiffs, which, when consummated, will dismiss all of the above referenced cases, with prejudice, against the Bank, its officers and directors, with the exception of the officer/director previously named. The settlement is subject to appropriate Court approvals, which have now been received. In connection with the settlement, the Bank will release its security interest in certain disputed collateral and cash proceeds thereof, which the Bank received from PMC, SLGH, or the principals, in connection with the Individual Loans. This collateral has been a subject of dispute in the Neilson Action, with both the Bank and the representatives of PMC/SLGH asserting the right to such collateral. All the Individual Loans have been charged off previously. The Bank will also make a cash payment to the Plaintiffs in connection with the settlement. In connection with the settlement the Bank will assign its rights, if any, under various insurance policies, to the Plaintiffs. The settlement does not resolve the claims asserted against the officer/director.

The settlement has been approved by the Federal District Court and the Federal Bankruptcy Court. While one party to these matters filed an appeal to the approval by the courts, they have indicated that they will dismiss such appeal, which would allow the settlement to be effectuated. Based upon advice of counsel, the Bank believes that the possibility of the settlement not being finalized is remote. The Bank is still providing a defense to its former director/officer who continues as a defendant and who retains his rights of indemnity, if any, against the Bank arising out of his status as a former employee. At this time the only viable claims which remain against the former director/employee are claims of negligence in connection with certain depository relationships with PMC/SLGH. While the Bank's Director and Officer Liability Insurer has not acknowledged coverage of any potential judgment or cost of defense, the Insurer is on notice of the action and has participated in various aspects of the case.

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders, through the solicitation of proxies or otherwise.


Item 4(A).  EXECUTIVE OFFICERS OF THE COMPANY

         Set forth below are brief summaries of the background and business experience of each of the executive officers of the Company and the Bank as of December 31, 1994:


Name                      Age      Position with the Company    Position with the Bank              Years in Job
-----------------------------------------------------------------------------------------------------------------
Stephen G. Carpenter      54        CEO                         Chairman/CEO                          2.5

David I. Rainer           38        President                   President/Chief Operating Officer     2.5


Patrick Hartman           45        Chief Financial Officer     Senior V.P./Chief Financial Officer   2.2

Anne Williams             36                                    Chief Credit Officer                  1.5




Set forth below are brief summaries of the background and business experience, of the executive officers of the Company.

         STEPHEN G. CARPENTER joined the Company in 1992 from Security Pacific National Bank where he was Vice Chairman in charge of middle market lending from July 1989 to June 1992. Mr. Carpenter was previously employed at Wells Fargo Bank from July 1980 to July 1989, where he was an Executive Vice President.


         DAVID I. RAINER was appointed Executive Vice president of the Bank in June 1992 and assumed the position of Chief Operating Office in late 1992.
From July 1989 to June 1992, Mr. Rainer was employed by Bank of America, where he held the position of Senior Vice President. From March 1989 to July 1989, Mr. Rainer was a Senior Vice President at Faucet & Company, where he co-managed a stock and bond portfolio. From July 1982 to March 1989, Mr. Rainer was employed at Wells Fargo Bank, where he held the positions of Vice President and Manager.

         PATRICK HARTMAN has been employed by the Bank since November, 1992. Prior to assuming his present positions he was Senior Vice President/ Chief Financial Officer for Cenfed Bank for a period during 1992. Mr. Hartman held the post of Senior Vice President/ Chief Financial Officer of Community Bank, Pasadena, California, for thirteen years.



         ANNE WILLIAMS joined the Bank in 1992 as Senior Loan Officer. She was named to the position of Chief Credit Officer in July 1993. Prior to that time she spent five years at Bank of America/Security Pacific National Bank, where she was a credit administrator in asset based lending, for middle market in the Los Angeles area. Ms Williams was trained at Chase Manhattan Bank in New York, and was a commercial lender at Societe Generale in Los Angeles and Boston Five Cents Savings Bank where she managed the corporate lending group.

                                    PART II



Item 5.  MARKET FOR COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

see Management's Discussion and Analysis "Capital"



         Holders of Company's Common Stock


         As of the close of business on December 31, 1994 there were 424 record holders of the Company's issued and outstanding Common Stock.

         Dividends


         Under national banking laws the Bank may not pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the payment of dividends out of net profits is further limited in that the Bank is prohibited from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock, or, if the surplus fund does not equal the amount of capital stock, until there has been transferred to the surplus fund not less than one-tenth of the bank's net profits for the preceding half-year in the case of quarterly or semi-annual dividends, or not less than one-tenth of its net profits for the preceding two consecutive half-year periods in the case of annual dividends.

         The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits for that year combined with its net profits for the two preceding years, less any required transfers to surplus or to a fund for the retirement of any preferred stock. In first quarter 1995, the Bank received the Comptroller's prior approval for payment of dividends in 1995, not to exceed $90,000 per quarter.

         While the Company has generally followed a policy of retaining earnings for the purpose of increasing the net worth of the Company in order to support asset growth. Accordingly, in recent years, the Company had not paid any cash dividends. However, a $.02 per share dividend was declared in first quarter 1995. Holders of the Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefor under the laws of the State of California. The Company declared a 20 % stock dividend in 1989, 5% stock dividends in 1988, 1987, and 1986, a 2 for 1 stock split in 1984 and a 6 for 5 split effected in the form of a stock dividend in 1985. All per share amounts throughout this Form 10-K are adjusted to give effect to these share dividends and splits.

Item 6.  SELECTED FINANCIAL DATA
Selected Financial Data
                           CU Bancorp and Subsidiary

Amounts in thousands of dollars, except per share data

                                                    As of the years ended December 31,
                                          1994        1993         1992          1991         1990
                                          ----        ----         ----          ----         ----
Consolidated Balance Sheet Data

Total securities                      $ 74,153    $ 88,034    $  84,724     $  59,533     $ 37,755
Net loans                              167,175     134,148      193,643       273,126      308,346
Total earning assets                   261,328     251,559      281,723       429,480      415,602
Total assets                           304,154     279,206      353,923       516,762      485,697
Total deposits                         264,181     238,928      318,574       473,125      444,542
Total shareholders' equity              29,744      26,990       24,632        32,598       36,600
Regulatory risk based capital ratio      15.40%      16.71%       12.87%        12.31%       14.15%
Regulatory capital leverage ratio        10.44%       9.16%        6.12%         6.91%        9.25%
Allowance for loan losses to:
   Period end total loans                 4.25%       4.63%        6.28%         4.33%        1.32%
   Nonperforming loans                  20,631%        473%          95%           75%          79%
   Nonperforming assets                 20,631%        283%          95%           59%          79%


   Consolidated Operating Results
   Net interest income                $ 13,881    $ 14,431    $  20,625     $  25,681     $ 28,851
   Other operating income                5,408      26,423       21,499        10,537        6,936
   Provision for loan losses                 0         450       17,090        14,267        3,650
   Operating expenses                   14,735      36,883       37,493        27,843       22,265
   Net income (loss)                     2,574       2,098       (8,190)       (3,637)       5,863
   Fully diluted income/(loss) per
        common & equivalent share     $   0.56    $   0.47    $   (1.90)    $   (0.83)    $   1.27

   Net interest margin                    5.98%       5.86%        6.07%         6.99%        7.61%
   Return on average shareholders'
        equity                            9.12%       8.12%      (26.06)%      (10.27)%      16.85%


   Return on average assets               0.97%       0.69%       (1.89)%       (0.76)%       1.31%
   Cash dividends per common share        --          --           --       $   0.150     $  0.225


Item 7.

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

The Bank's strong performance in 1994 has been the result of the continuation of the strategy that was developed over two years ago. Continued emphasis on growing as a middle market bank committed to a discipline of credit quality and cost control has resulted in solid earnings and growth for the year.

The Bank's seasoned commercial lenders generated new loan commitments of $121 million in 1994, 20% more than the $101 million in commitments generated in 1993. Two consecutive years of significant new business development have demonstrated the Bank's ability to meet the needs of middle market companies for relationship-based services. This positive growth trend is expected to continue into 1995 and be a significant contributor to improved profit performance in the coming years.

The Company earned $2.6 million, or $.56 per share, in 1994, compared to $2.1 million, or $0.47 per share, in 1993. The 1994 earnings included profitable performance by the Bank and a gain on the sale of the mortgage servicing rights retained by the Bank when its mortgage origination network was sold in 1993.

The Bank's asset quality ratios continue to be exceptionally strong. At December 31, 1994, nonperforming assets were $ 36 thousand, down $ 2.3 million, or 98 %, from the prior year. At December 31, 1994, the Bank did not have any real estate acquired through foreclosure.

The Bank's allowance for loan losses as a percent of both nonperforming loans and nonperforming assets at the end of 1994 was 20,631%, compared to 1993 levels of 473% and 283%, respectively. The allowance for loan losses as a percentage of nonperforming loans and assets has increased as both nonperforming categories were reduced. During 1994, the Bank enjoyed a net recovery as recoveries exceeded chargeoffs. Net recoveries further increase the allowance and its coverage of the nonperforming loans and assets.

Capital ratios are strong , substantially exceeding levels required to be in the "well capitalized" category established by bank regulators. The Total Risk-Based Capital Ratio was 15.40%, the Tier 1 Risk-Based Capital Ratio was 14.12%, and the Leverage Ratio was 10.44% at December 31, 1994.


The successful results in 1993 and 1994 concerning asset quality, regulatory relations, growth of middle market lending and strategic focus make expansion and growth possible. Two new loan production offices were opened in January 1994. These offices have allowed expanded market penetration and commercial portfolio diversification. These offices have since been converted to branches. On April 1, 1994, the Bank acquired the deposits of the Encino branch of Mechanics National Bank from the FDIC, to expand and improve deposit mix. In October 1994, another loan production office was opened in Camarillo, California to be the Ventura County regional center. The Bank has received authorization to convert the Camarillo office to a branch, and expects to make that conversion in 1995.


BALANCE SHEET ANALYSIS

LOAN PORTFOLIO COMPOSITION AND CREDIT RISK

Significant improvements in loan portfolio composition and credit quality are the result of management's commitment to middle market commercial lending and a strong credit culture. The credit standards established over two years ago have allowed creation of a high quality commercial loan portfolio and nearly eliminated non performing assets. Real estate concentrations established before that time have been reduced to the point that they are no longer concentrations.

The Bank's focus on middle market lending, in its infancy at year-end 1992, gained momentum in 1993 and further accelerated in 1994. Total loans increased over $33.9 million from December 31, 1993 to December 31, 1994. Offsetting this, the remaining Held for Sale mortgages of $10.4 million at December 31, 1993 were sold in the first quarter of 1994. Excluding this planned liquidation, loans increased by $44 million, or 34%, for the year ended December 31, 1994.


Table 1  Loan Portfolio
Composition
Amounts in thousands of dollars
                                                                         December 31,
                                        1994               1993              1992                1991              1990
                                    ------------------------------------------------------------------------------------------

Commercial & Industrial Loans       $169,413     97%   $120,513    86%   $118,575     57%    $163,472    57%   $187,031    60%

Real Estate Loans:
    Held for Sale                          0             10,426            40,167              40,350            24,156
    Mortgages                          4,773      3%      8,496     6%     40,311     20%      52,259    18%     81,593    26%
    Construction                         416              1,226             2,392              14,368             2,743
Other Loans                                0                  0             1,184               3,044             3,175
                                    --------          ---------          --------            --------          --------
Loans                                174,602            140,661           202,629             273,493           298,698
Term federal funds sold                    0                  0             4,000              12,000            15,000
                                    --------          ---------          --------            --------          --------
Total loans net of unearned fees    $174,602    100%   $140,661   100%   $206,629    100%    $285,493   100%   $313,698   100%
                                    ========    ===    ========   ====   ========    ===     ========   ===    ========   ===



At December 31, 1994, the Bank had loans totaling $169 million maturing within one year, $3 million maturing after one but within five years, and $3 million maturing after five years. The loans due after one year totaling $6 million all had predetermined interest rates.


Historically, the Bank's real estate loans held for sale were secured by single family residences originated by the Mortgage Banking Operation. These loans were sold to investors through firm commitments, generally in less than 90 days, and presented almost no credit risk. The sale of the mortgage origination operation eliminated this loan concentration. The remainder of real estate loans are generally collateralized by a first or second trust deed position.

Lending efforts have been directed away from commercial real estate, as well as construction and multifamily lending. The Bank is now focused on business lending to middle market customers. Current credit policy in general now permits commercial real estate lending only as part of a complete commercial banking relationship with a middle market customer. Existing commercial real estate loans, 14% of the loan portfolio, or $25 million at year end 1994, compared to $27 million at year-end 1993, are secured by first or second liens on office buildings and other structures. The loans are secured by real estate that had appraisals in excess of loan amounts at origination.

Monitoring and controlling the Bank's allowance for loan losses is a continuous process. All loans are assigned a risk grade, as defined by credit policies, at origination and are monitored to identify changing circumstances that could modify their inherent risks. These classifications are one of the criteria analyzed in determining the adequacy of the allowance for loan losses.

The amount and composition of the allowance for loan losses is as follows:

Table 2  Allocation of Allowance for Loan Losses

Amounts in thousands  of dollars
                                                                     December 31,
  Amounts in thousands of dollars         1994            1993           1992            1991        1990
                                         ------          ------        -------         -------      ------
  Commercial & Industrial Loans          $7,096          $5,699        $11,597         $11,147      $3,986
  Real estate loans - Held for Sale           0              67            368              90          60
  Real estate loans - Mortgages               0             225            249              28          21
  Real estate loans - Construction            0              10             62             100          37
  Other loans                                 0               0             19               0           0
                                         ------          ------        -------         -------      ------
  Loans                                   7,096           6,001         12,295          11,365       4,104
  Unfunded commitments and letters of
  credit                                    331             512            691           1,002          24
                                         ------          ------        -------         -------      ------
  Total Allowance for loan losses        $7,427          $6,513        $12,986         $12,367      $4,128
                                         ======          ======        =======         =======      ======


Adequacy of the allowance is determined using management's estimates of potential portfolio and individual loan. Included in the criteria used to evaluate credit risk are, wherever appropriate, the borrower's cash flow, financial condition, management capabilities, and collateral valuations, as well as industry conditions. A portion of the allowance is established to address the risk inherent in general loan categories, historic loss experience, portfolio trends, economic conditions, and other factors. Based on this assessment a provision for loan losses may be charged against earnings to maintain the adequacy of the allowance. The allocation of the allowance based upon the risks by type of loans (as shown in Table 2), implies a degree of precision that is not possible when using judgment. While the systematic approach used does consider a variety of segmentations of the portfolio, management considers the allowance a general reserve available to address risks throughout the entire loan portfolio.

Activity in the allowance, classified by type of loan, is as follows:

Table 3   Analysis of the Changes in the Allowance for Loan Losses


Amounts in thousands of dollars



                                                          For the years ended December 31,
                                                 1994        1993       1992       1991       1990
                                                -------     -------    -------    -------    ------
Balance at January 1                            $ 6,513     $12,986    $12,367    $ 4,128    $3,158
Loans charged off:                              -------     -------    -------    -------    ------
  Real estate secured loans                         486       3,266      4,425      1,220     1,858
  Commercial loans secured and unsecured            820       6,582     12,562      5,422       640
  Loans to individuals, installment and
   other loans                                      107         901        813        258       321
                                                -------     -------    -------    -------    ------
     Total charge offs                            1,413      10,749     17,800      6,900     2,819
                                                -------     -------    -------    -------    ------
Recoveries of loans previously charged off:
  Real estate secured loans                         586         393        249         15        42
  Commercial loans secured and unsecured          1,735       3,189      1,001        819        97
  Loans to individuals, installment and other
  loans                                               6         244         79         38      --
                                                -------     -------    -------    -------    ------
     Total recoveries of loans previously
charged off                                       2,327       3,826      1,329        872       139
                                                -------     -------    -------    -------    ------
Net charge offs                                    (914)      6,923     16,471      6,028     2,680
Provision for loan losses                             0         450     17,090     14,267     3,650
                                                -------     -------    -------    -------    ------
Balance at December 31                          $ 7,427     $ 6,513    $12,986    $12,367    $4,128
                                                =======     =======    =======    =======    ======
Net loan charge offs (recoveries)  as a
percentage of average gross loans outstanding
during the year ended
December 31                                       (0.61)%      3.49%      6.70%      2.36%     0.98%
                                                =======     =======    =======    =======    ======



The Bank's policy concerning nonperforming loans is more conservative than is generally required. It defines nonperforming assets as all loans ninety days or more delinquent, loans classified nonaccrual, and foreclosed, or in substance foreclosed real estate. Nonaccrual loans are those whose interest accrual has been discontinued because the loan has become ninety days or more past due or there exists reasonable doubt as to the full and timely collection of principal or interest. When a loan is placed on nonaccrual status, all interest previously accrued but uncollected is reversed against operating results. Subsequent payments on nonaccrual loans are treated as principal reductions. At December 31, 1994, nonperforming loans amounted to $36 thousand, down 97% from $1.4 million at December 31, 1993.

Table 4:  Nonperforming Assets

Amounts in thousands of dollars



                                                                              December 31,
                                                    1994           1993            1992           1991           1990
                                                    ----           ----            ----           ----           ----
Loans not performing (1)                          $     36        $  378         $ 8,978        $14,955         $4,000

Insubstance foreclosures                                 0         1,000           4,652          1,512          1,224
                                                  --------        ------         -------        -------         ------

Total nonperforming loans                               36         1,378          13,630         16,467          5,224

Other real estate owned                                  0           920               0          4,564              0
                                                  --------        ------         -------        -------       --------

Total nonperforming assets                        $     36        $2,298         $13,630        $21,031         $5,224
                                                  ========        ------         -------        -------        -------


Allowance for loan losses as a percent of:

         Nonperforming loans                        20,631%          473%             95%            75%            79%

         Nonperforming assets                       20,631           283              95             59             79



Nonperforming assets as a percent of
total assets                                             0           0.8             3.8            4.2            1.1

Nonperforming loans as a percent of total
loans                                                    0           1.0             6.6            5.8            1.8


Note 1:

     Loans not performing

         Performing as agreed                     $     36        $    9         $ 2,895        $ 4,783


         Partial performance                             0           369           1,075          1,531
         Not performing                                  0             0           5,008          8,641
                                                  --------        ------         -------        -------
                                                  $     36        $  378         $ 8,978        $14,955
                                                  ========        ======         =======        =======
     Nonaccrual:

         Loans                                    $     36        $  378         $ 7,728        $11,357         $1,486
         Troubled debt restructurings                    0             0           1,250          1,326            818


Past due ninety or more days (a):

     Loans                                               0             0               0          2,272          1,696



     (a) Past due with respect to principal and/or interest and continuing to accrue interest.


SECURITIES

The securities portfolio at December 31, 1994, totaled $74 million, compared to $88 million at year-end 1993. The securities are all classified as a Held to Maturity portfolio. This portfolio is recorded at amortized cost. It is the Bank's intention to hold these securities to their individual maturity dates. There was no Available for Sale portfolio at year-end 1994 and 1993.

There have been no realized gains or losses on securities in during 1994. Gains of $77 thousand were realized during 1993. At December 31, 1994, there were unrealized gains of $9 thousand and losses of $2.7 million in the securities portfolio.

Additional information concerning securities is provided in the footnotes to the accompanying financial statements.

OTHER REAL ESTATE OWNED

At December 31, 1994, there was no Other Real Estate Owned on the Bank's balance sheet, compared with $920 thousand at December 31, 1993. The carrying values of these properties are at fair value less estimated selling costs, which is determined using recent appraisal values adjusted, if necessary, for other market conditions. Loan balances in excess of fair value are charged to the allowance for loan losses when the loan is reclassified to other real estate. Subsequent declines in fair value are charged against an allowance for real estate owned losses created by charging a provision to other operating expenses.

During 1994, the bank sold properties held as Other Real Estate Owned, realizing gains of $585 thousand. There were no comparable sales in 1993. Expenses related to Other Real Estate Owned were $22 thousand in the year ended December 31, 1994. This compares to $234 thousand at December 31, 1993.

DEPOSIT CONCENTRATION

Due to its historic focus on real estate related activities, the Bank has developed a concentration of deposit accounts from title insurance and escrow companies. These deposits are generally noninterest bearing transaction accounts that contribute to the Bank's interest margin. Noninterest expense related to these deposits is included in other operating expense. The Bank monitors the profitability of these accounts through an account analysis procedure.

The Bank offers products and services allowing title insurance and escrow customers to operate with increased efficiency. A substantial portion of the services, provided through third party vendors, are automated data processing and accounting for trust balances maintained on deposit at the Bank. These and other banking related services, such as messenger and deposit courier services, will be limited or charged back to the customer if the deposit relationship profitability does not meet the Bank's experience.

Noninterest bearing deposits represent nearly the entire title and escrow relationship. These balances have been reduced substantially as the Bank focused on middle market business loans. The balance at December 31, 1994, was $44 million, compared to $58 million at December 31, 1993. Costs relative to servicing the above relationships are the significant portion of the Bank's customer data processing and messenger and courier costs. There have been no significant changes in these costs during 1994.

Table 5  Real Estate Escrow and Title                                               Average balance
Insurance Company Deposits                            Year ended                    12 months ended
          Amounts in thousands of dollars           December 31,1994                December 31,1994
                                             ----------------------------   --------------------------------
                                                      Percent of  Percent             Percent of
                                                         Total      of                   Total    Percent of
                                             Amount    Deposits    Class     Amount    Deposits      class
                                             -------  ----------  -------   -------   ----------  ---------
1994 Balances
Noninterest bearing demand deposits          $44,382     16.8%     39.6%    $44,670      19.2%      41.0%
Interest-bearing demand & savings deposits     1,263       .5%       .8%      1.501        .6%       1.2%
                                             -------     ----      ----     -------      ----       ----
Total deposit concentration                  $45,645     17.3%     40.4%    $46,171      19.8%
                                             =======     ====      ====     =======      ====

1993 Balances                                $58,943       25%              $70,238        26%
                                             =======     ====               =======      ====


The Bank had $36 million in certificates of deposit larger than $100 thousand dollars at December 31, 1994. The maturity distribution of these deposits is relatively short term, with $27 million maturing within 3 months and the balance maturing within 12 months.

LIQUIDITY AND INTEREST RATE SENSITIVITY

The objective of liquidity management is to ensure the Bank's ability to meet cash requirements. The liquidity position is managed giving consideration to both on and off-balance sheet sources and demands for funds.

Sources of liquidity include cash and cash equivalents (net of Federal Reserve requirements to maintain reserves against deposit liabilities), securities eligible for pledging to secure borrowings from dealers pursuant to repurchase agreements, loan repayments, deposits, and borrowings from a $20 million overnight federal funds line available from a correspondent bank. Potential significant liquidity requirements are withdrawals from noninterest bearing demand deposits and funding under commitments to loan customers.

During 1993, the Bank maintained a $20 million line of credit with a major purchaser of the mortgage loans originated by the mortgage origination operation. This warehouse line was terminated in conjunction with the sale of that operation.

From time to time the Bank may experience liquidity shortfalls ranging from one to several days. In these instances, the Bank will either purchase federal funds, and/or sell securities under repurchase agreements. These actions are intended to bridge mismatches between funding sources and requirements, and are designed to maintain the minimum required balances. The Bank had no Federal Funds purchased or borrowings under repurchase agreements during 1994.

The Bank's historical portfolio of large certificates of deposit (those of $100 thousand or more) at December 31, 1994 was 14% of total deposits, compared to 8.1% at December 31, 1993. The funding source has traditionally been used to manage liquidity needs.

During 1994, loan growth for the bank outpaced growth of deposits from the banks commercial customers. The Bank funded this growth, combined with the Bank's reduced concentration in title and escrow deposits, in part with certificates of deposit from customers from outside the Bank's normal service area. These out of area deposits are generally certificates of deposit of $90,000 or greater, that are priced competitively with similar certificates from other financial institutions throughout the country. At December 31, 1994, the Bank had approximately $55 million of these out of area deposits.

Table 6 Interest Rate Maturities of Earning Assets and Funding Liabilities at December 31, 1994

Amounts in thousands of dollars

                                                                 Amounts Maturing or Repricing in
                                              ------------------------------------------------------------------------
                                                            More Than      More Than          More Than
                                                          3 Months But   6 Months But       9 Months But
                                              Less Than     Less Than      Less Than         Less than       12 Months
Amounts in thousands of dollars               3 Months      6 Months       9 Months          12 Months         & Over
                                              ---------   ------------   ------------       ------------     ---------
Earning Assets
  Gross Loans (1)                              $162,531      $  1,172       $ 1,271            $   121        $ 9,506
  Investments                                     6,000         3,001         4,975              4,983         55,194
Federal funds sold & other                       20,000            --            --                 --             --
                                               --------      --------       -------            -------        -------
     Total earning assets                       188,531         4,173         6,246              5,104         64,700
                                               --------      --------       -------            -------        -------
Interest bearing deposits:
  Demand                                         54,694             0             0                  0              0
  Savings                                        13,202             0             0                  0              0
  Time certificates of deposit:
    Under $100                                   30,731         8,879         1,530              6,600             96
    $100 or more                                 26,859         5,616         1,335              2,500            105
    Non interest bearing demand deposits         34,560            --            --                 --             --
                                               --------      --------       -------            -------        -------
      Total interest bearing liabilities        160,046        14,495         2,865              9,100            201
                                               --------      --------       -------            -------        -------
Interest rate sensitivity gap                    28,485       (10,322)        3,381            (3,996)         64,499
                                               --------      --------       -------            -------        -------
Cumulative interest rate sensitivity gap         28,485        18,163        21,544             17,548         82,047
Off balance sheet financial instruments               0             0             0                  0              0
                                               --------      --------       -------            -------        -------
Net cumulative gap                             $ 28,485      $ 18,163       $21,544            $17,548        $82,047
                                               ========      ========       =======            =======        =======
Adjusted cumulative ratio of rate sensitive
  assets to rate sensitive liabilities            1.18%         1.11%         1.12%              1.09%          1.40%
                                               ========      ========       =======            =======        =======

(1) Ratios greater than 1.0 indicate a net asset sensitive position. Ratios less than 1.0 indicate a liability sensitive position. A ratio of 1.0 indicates risk neutral position.

Assets and liabilities shown on Table 6 are categorized based on contractual maturity dates. Maturities for those accounts without contractual maturities are estimated based on the Bank's experience with these customers. Noninterest bearing deposits of title and escrow companies, having no contractual maturity dates, are considered subject to more volatility than similar deposits from commercial customers. The net cumulative gap position shown in the table above indicates that the Bank does not have a significant exposure to interest rate fluctuations during the next twelve months.

CAPITAL
Total shareholders' equity was $30 million at December 31, 1994, compared to $27 million at year-end 1993. The increase was due to earnings, plus the exercise of stock options. The Bank is guided by statutory capital requirements, which are measured with three ratios, two of which are sensitive to the risk inherent in various assets and which consider off-balance sheet activities in assessing capital adequacy. During 1994 and 1993. the Bank's capital levels exceeded the "well-capitalized" standards, the highest classification established by bank regulators.


Table 7  Capital Ratios

                                                                           Regulatory Standards
                                                                        --------------------------
                                          Dec 31         Dec 31            Well -
                                           1994           1993          Capitalized        Minimum
                                          ------         ------         -----------        -------
Total Risk Based Capital                   15.4%          16.7%            10.0%             8.0%
Tier 1 Risk Based Capital                  14.1           15.4              6.0              4.0
Leveraged Capital                          10.4            9.2              5.0              3.0


No dividends have been paid in 1994 or 1993. In February, 1995, the Bank declared a dividend of $.02 per share for the fourth quarter of 1994, payable March 13, 1995 to shareholders of record February 20, 1995.

The common stock of the Bank is listed and traded on the National Association of Securities Dealers Automated System (NASDAQ) National Market Systems where it trades under the symbol CUBN.


Table 8  Stock Prices - Unaudited

                                    1994                      1993
                               ----------------          ---------------
                               High         Low          High        Low
                               ----         ---          ----        ---
First Quarter                 $7.50        $6.50        $6.25       $3.38
Second Quarter                 7.00         5.75         7.00        4.75

Third Quarter                  7.50         6.00         6.25        5.00
Fourth Quarter                 8.00         6.75         7.25        5.75


EARNINGS BY LINE OF BUSINESS

Prior to the sale of the mortgage origination network in November, 1993, the Bank operated a commercial bank and a mortgage bank as two distinct business segments. In 1994, real estate lending is generally only done as part of a commercial banking relationship. For 1994, therefore, the Bank consists of only a single segment, the commercial banking operation. Tables 9 shows the pre-tax operating contributions.

Table 9  Pre-tax operating contribution by line of business (i)

Amounts in thousands of dollars

                                        1994                       1993                                1992

                                                                Commercial  Mortgage                 Commercial  Mortgage
                                    Consolidated  Consolidated    Banking   Banking   Consolidated     Banking    Banking
                                    ------------  ------------    -------   --------  ------------     -------   --------
Net interest income                   $ 13,881      $ 14,431      $13,844   $    587    $ 20,625      $ 18,888   $  1,737
Provisions for loan losses                   0           450          200        250      17,090        15,843      1,247
                                      --------      --------      -------   --------    --------      --------   --------
Risk adjusted net interest income       13,881        13,981       13,644        337       3,535         3,045        490
Noninterest revenue                      2,836        24,940        1,032     23,908      21,499         1,865     19,634
                                      --------      --------      -------   --------    --------      --------   --------
Total revenues                          16,717        38,921       14,676     24,245      25,034         4,910     20,124
                                                    --------      -------   --------    --------      --------   --------
Salaries and related benefits            6,335        11,020        6,151      4,869      12,647         7,998      4,649
Other operating expenses                 7,800        25,416        7,738     17,678      24,846        12,910     11,936
                                                    --------      -------   --------    --------      --------   --------
Total operating expenses                14,135        36,436       13,889     22,547      37,493        20,908     16,585
                                      --------      --------      -------   --------    --------      --------   --------
Operating income                         2,582         2,485          787      1,698     (12,459)      (15,998)     3,539
Gain on sale of mortgage
origination operation                                  1,483
Gain on sale of mortgage servicing
portfolio                                2,572
Restructuring charge                      (600)
Reserve for branch relocation                           (447)
                                      --------      --------      -------   --------    --------      --------   --------
Income before taxes                   $  4,554      $  3,521      $   787   $  1,698    $(12,459)     $(15,998)  $  3,539
                                      ========      ========      =======   ========    ========      ========   ========

  (i) Inter-divisional transactions for 1993 have been eliminated at the division level.

The Bank is committed to the expansion of its market penetration of the commercial bank including the creation of loan production offices, establishment of a Small Business Administration ("SBA") loan production group, and development of an international trade services group.

Branches have been established in three strategic locations in Southern California. In January 1994, two branches were established to serve the San Gabriel Valley area and the South Bay area. The offices are staffed with seasoned commercial lenders whose primary focus is business development. Such offices are cost effective approaches to business development and allow the Bank access to wider market exposure. While these offices are primarily staffed with existing personnel, when appropriate, key people with specific market knowledge and experience have been hired. In October 1994, the Bank opened a loan production office in Camarillo, California as its regional center for Ventura County. The Camarillo office is expected to be converted to a Branch in the coming year.

The Bank established, in the fourth quarter of 1993, a group of lenders to focus on the production of commercial loans that can be participated with the SBA. These loans are subject to the same credit quality policies and procedures as all commercial loan production. Fees generated from the sale of the guaranteed portion of the loans will be an important new source of noninterest income.

Another new product was added late in 1993, with the creation of an international trade services group. Many of the Bank's existing commercial customers and prospects are involved in import and/or export. This product line includes letters of credit, foreign exchange, and foreign collections, and is another important element in the total banking relationship offered to our business customers.

NET INTEREST INCOME AND INTEREST RATE RISK
Net interest income is the difference between interest and fees earned on earning assets and interest paid on funding liabilities. Net interest income for 1994 was $13.9 million, compared to $14.4 million in 1993 and $20.6 million in 1992. The change is primarily attributable to lower levels of average loans and deposits in 1994 being offset by favorable rate variations. The change in 1993 compared with 1992 was primarily attributable to changes in volume. As a result of efforts to deal with credit quality issues and refocus the Bank on middle market business customers, loans outside target markets have been motivated to leave the Bank. Initially this has an adverse affect on net interest margin but subsequent growth of the middle market loan portfolio replaces these assets and provides a more reliable and valuable source of interest margin.

Table 10 Analysis of Changes in Net Interest Income (1) (Amounts in thousands of dollars)

Amounts in thousands of dollars
Increases(Decreases)

                                          Year ended December 31,            Year ended December 31,
                                           1994 compared to 1993              1993 compared to 1992
========================================================================================================
Increases(Decreases)                  Volume       Rate        Total       Volume      Rate        Total
                                      ------       ----        -----       ------      ----        -----
Interest Income
Loans, net                           $(4,466)    $ 2,016     $(2,450)    $(3,871)    $(1,210)    $(5,081)
Investments                            1,149         175       1,324      (1,623)       (549)     (2,172)
Federal Funds Sold                       213         252         465        (326)       (118)       (444)
                                     -------     -------     -------     -------     -------     -------
   Total interest income              (3,104)      2,443        (661)     (5,820)     (1,877)     (7,697)
                                     -------     -------     -------     -------     -------     -------
Interest Expense
Interest bearing deposits:
    Demand                               182        (114)         68        (196)       (492)       (688)
    Savings                              (80)         97          17        (138)        (99)       (237)
    Time Certificates of deposit:
       Under $100                       (179)        195          16         522         (50)        472
       $100 or more                     (177)        166         (11)       (478)       (193)       (671)

Federal funds purchased / Repos          (40)        (40)        (80)        (40)        (23)        (63)
Other borrowings                        (135)         19        (116)       (123)       (193)       (316)
                                     -------     -------     -------     -------     -------     -------
       Total interest expense           (429)        323        (106)       (453)     (1,050)     (1,503)
                                     -------     -------     -------     -------     -------     -------
       Net interest income           $(2,675)    $ 2,120     $  (555)    $(5,367)    $  (827)    $(6,194)
                                     =======     =======     =======     =======     =======     =======

(1) The change in interest income or interest expense that is attributable to both change in average balance and average rate has been allocated to the changes due to (i) average balance and (ii) average rate in proportion to the relationship of the absolute amounts of the changes in each.

Yields on earning assets were approximately 7.8% in 1994, compared to a 7.6% yield for 1993 and 7.8% 1992. The higher average yield on earning assets in 1994 is largely due to the higher yields on loans as the prime rate began to rise in 1994. Through October 8, 1993, net interest income continued to benefit from an interest rate swap agreement, discussed below. Rates on interest bearing deposits resulted in an average cost of funds of 3.0 % in 1994, compared to 2.9% for 1993 and 3.4% for 1992.

Shrinkage in the Bank's earning asset and funding liability portfolios contributed to the reduction in net interest income. Average loans during 1994 decreased $47 million from $189 million in 1993. Average loans in 1992 were $233 million. These decreases resulted from the sale of the held for sale mortgage loans, discussed below, and management's efforts to improve the quality of the loan portfolio and redirect production to middle market commercial loans. Earning assets averaged $231.9 million in 1994, down from $ 246.5 million in 1993, and $339 million in 1992.

Table 11  Average Balance Sheets and Analysis of Net Interest Income

Amounts in thousands of dollars

                                              1994                             1993                             1992
==================================================================================================================================
                                            Interest                         Interest                         Interest
                                            Income or   Yield or             Income or   Yield or             Income or   Yield or
                                  Balance    Expense      Rate     Balance    Expense      Rate     Balance    Expense      Rate
                                  -------    -------      ----     -------    -------      ----     -------    -------      ----
Interest Earning Assets
 Loans, Net (1)                  $141,878    $14,036      9.89%    $188,967   $16,487      8.72%    $233,203   $21,568      9.25%
 Investments(2)                    66,891      2,947      4.41       37,534     1,558      4.15       76,161     3,667      4.81
 Certificates of Deposit
  in other banks                    1,010         58      5.74        4,102       123      3.00        3,135       186      5.93
 Federal Funds Sold                22,100        918      4.15       15,927       454      2.85       26,862       898      3.34
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
 Total Earning Assets             231,879     17,959      7.74      246,530    18,622      7.55      339,361    26,319      7.76
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
Non Earning Assets
  Cash & Due From Banks            29,559                            41,243                           74,999
  Other Assets                      7,351                            15,645                           18,613
                                 --------                          --------                         --------
Total Assets                     $268,789                          $303,418                         $432,973
                                 ========                          ========                         ========
Interest Bearing Liabilities
  Demand                         $ 71,821      1,730      2.41     $ 64,179     1,594      2.48     $ 70,702     2,282      3.23
  Savings                           9,893        255      2.58       12,741       315      2.47       17,787       552      3.10
Time Certificates of Deposits
  Less Than $100                   22,144        997      4.50       26,577       979      3.68       12,529       507      4.05
  More Than $100                   19,713        773      3.92       24,737       784      3.17       39,085     1,455      3.72
Federal Funds Purchased / Repos         0          0         0        2,712        79      2.91        4,011       142      3.54
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
Total Interest Bearing
Liabilities                       123,571      3,755      3.04      130,946     3,751      2.86      144,114     4,938      3.43
Non Interest Bearing  Deposits    109,004          0         0      137,485         0         0      244,543         0         0
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
Total Deposits                    232,575      3,755      1.61      268,431     3,751      1.40      388,657     4,938      1.27
Other Borrowings                    4,909        323      6.58        6,964       440      6.32        8,644       756      8.75
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
Total Funding Liabilities         237,484      4,078      1.72      275,395     4,191      1.52      397,301     5,694      1.43
                                 --------    -------      ----     --------   -------      ----     --------   -------      ----
Other Liabilities                   3,264                             2,175                            4,328
Shareholders' Equity               28,006                            25,848                           31,344
                                 --------                          --------                         --------
Total Liabilities and
Shareholders' Equity             $268,754                          $303,418                         $432,973
                                 ========                          ========                         ========
Net Interest Income                          $13,881      5.99%               $14,431      5.85%               $20,625      6.08%
                                             =======      ====                =======      ====                =======      ====
Shareholders' Equity to Total
Assets                             10.42%                             8.52%                            7.24%
                                 ========                          ========                         ========

(1) Non-accrual loans are included in average loan balances, and loan fees earned have been included in interest income on loans.
(2) Tax exempt securities do not materially affect reported yields.

Expressing net interest income as a percent of average earning assets is referred to as margin. Margin was 5.99% for 1994 compared to 5.85% for 1993 and 6.08% for 1992. The Bank's margin is strong because it has funded itself with a significant amount of noninterest bearing deposits. The higher margin in 1994 is largely due to the benefits of rising interest rates, largely offset by the maturing of the interest rate swap discussed below.

Through October 8, 1993, the Bank continued to benefit from an interest rate swap agreement entered into October 8, 1991, which had a notional value of $100 million. Under this arrangement, the Bank received a fixed rate of 8.18% and paid interest at prime rate, which was 6.0% during 1993. The income earned from the interest rate swap agreement was $0 in 1994, compared to $1.7 million in 1993 and $1.9 million in 1992.

OTHER OPERATING INCOME

The majority of other operating income was earned as the Mortgage Banking Operation originated and sold mortgage loans. The trends and composition of other operating income are shown in the following table.

Table 12 Other operating income

Amounts in thousands of dollars

                              1994                    1993                                1992
===============================================================================================================
                                         Commercial  Mortgage                Commercial  Mortgage
                           Consolidated   Banking    Banking   Consolidated   Banking    Banking   Consolidated
                           ------------   -------    -------   ------------   -------    -------   ------------
Processing fees                                      $ 1,143      $ 1,143                $ 1,137     $ 1,137

Capitalization of
 excess servicing
 rights                                                  207          207                    821         821

Fees on loans sold           $   15                    1,182        1,182                  3,336       3,336

Premium on sales of
 mortgage loans                  (8)                  18,022       18,022                 11,346      11,346

Service income                  980                    2,129        2,129                  1,812       1,812

Documentation fees               99         104          826          930      $   111       914       1,025

Other service fees and
 charges                      1,165         851          399        1,250          904       363       1,267

Gain on sale of mortgage
 origination operation                                 1,483

Gain on sale of mortgage
 servicing                    2,572

Gain on Sale of Reo             585

Securities & other
 nonoperating gains                                                                755                   755
                             ------      ------      -------      -------      -------   -------     -------
Total                        $5,408      $1,032      $25,391      $26,423      $ 1,770   $19,729     $21,499
                             ======      ======      =======      =======      =======   =======     =======

The Mortgage Banking Operation earned fee income on loans originated and gains as loans were sold to permanent investors. Loans for which servicing was retained were conventional mortgages under approximately $200 thousand which were sold to the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and other institutional investors. Excess servicing rights were capitalized, and related gains recognized, based on the present value of the servicing cash flows discounted over a period of seven years. When loan prepayments occurred within this period, the remaining capitalized cost associated with the loan was written off.

The servicing rights were retained by the bank following sale of the mortgage origination operation. The Bank entered into an agreement with the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation to dispose of any remaining portion of this portfolio by the end of 1994 because, with the sale of the mortgage origination operation, the Bank is no longer a qualified seller/servicer of such loans. During 1994, the bank sold the retained servicing rights realizing a gain of $2,572.

OPERATING EXPENSE

The Bank restructured its branch operations functions in 1994, re-engineering its entire work flow and information handling activities. This resulted in a one time charge of $600 thousand for severance pay and other expenses associated with the changes to the operating policies and procedures. Operating expense for the commercial bank excluding this charge was $14.1 million in 1994, compared to $13.9 million in 1993 and $20.9 million in 1992. Operating expenses for the consolidated Bank have declined in 1994, primarily due to the sale of the mortgage origination operation at the end of 1993.

Expenses for the Mortgage Banking Division increased by $6.0 million to $22.5 million in 1993, compared to $16.6 million in 1992. Selling expense was $12.2 million in 1993, up from $8.1 million in 1992. These expenses are affected by interest rate fluctuations. Premium on sales of mortgage loans included in other operating income is directly related to these expenses and subject to the same factors and conditions. The premium on sales of mortgage loans was $18.0 million in 1993, up from $11.3 million in 1992.

PROVISION FOR LOAN LOSSES

The Bank made no provision for loan losses in 1994 compared with compared to $450 thousand during 1993 and over $17 million in 1992. No loan loss provision was deemed necessary for 1994 due to the declining levels of nonperforming assets, net recoveries received for the year, and the strong reserve position. The reduction in provision in 1993 was made possible by the significant reduction of nonperforming assets during 1993. The relationship between the level and trend of the allowance for loan losses and nonperforming assets, combined with the results of the ongoing review of credit quality, determine the level of provisions.

LEGAL AND REGULATORY MATTERS

In June 1992, the Bank entered into an agreement with the Office of the Comptroller of the Currency, the Bank's primary federal regulator, which required the implementation of certain policies and procedures for the operation of the bank to improve lending operations and management of the loan portfolio. In November 1993, after completion of its annual examination, the OCC released the Bank from the Formal Agreement. Following this, the Federal Reserve Bank of San Francisco ("Fed") notified the Company on November 29, 1993, that the Memorandum of Understanding, which it has signed, was terminated because the requirements of the agreement were satisfied.

8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                                                              Page
                                                                                                              ----
       1.         Report of Independent Public Accountants dated January 17, 1995;                             37

       2.         Consolidated Statements of Financial Condition as of December 31, 1994
                  and 1993;                                                                                    38

       3.         Consolidated Statements of Income for the Years Ended December 31, 1994,
                  1993 and 1992;                                                                               39

       4.         Consolidated Statements of Changes in Shareholders' Equity for the Years
                  Ended December 31, 1994, 1993, and 1992;                                                     40

       5.         Consolidated Statements of Cash Flows for the Years Ended December 31,
                  1994, 1993 and 1992;                                                                         41

       6.         Notes to Consolidated Financial Statements -- December 31, 1994.                             42

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of CU Bancorp and Subsidiary:

We have audited the accompanying consolidated statements of financial conditions of CU Bancorp and Subsidiary (the Company) as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CU Bancorp and Subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Los Angeles,  California
January 17, 1995

                 Consolidated Statements of Financial Condition
                            CU Bancorp and Subsidiary

                                                                                       December 31,

Amounts in thousands of dollars, except share data                                  1994         1993
                                                                                  --------     --------
ASSETS
Cash and due from banks                                                           $ 35,397     $ 18,440
Federal funds sold                                                                  20,000       28,000
                                                                                  --------     --------
     Total cash and cash equivalents                                                55,397       46,440

Time deposits with other financial institutions                                          0        1,377
Investment securities (Market value of $71,423 and $87,889 in 1994
     and 1993, respectively)                                                        74,153       88,034

Loans, (Net of allowance for loan losses of $7,427 and $6,513 at December 31,
     1994 and 1993, respectively)                                                  167,175      134,148
Premises and equipment, net                                                            996          924
Other real estate owned, net                                                             0          920
Accrued interest receivable and other assets                                         6,433        7,363
                                                                                  --------     --------
Total Assets                                                                      $304,154     $279,206
                                                                                  ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
     Demand deposits                                                              $112,034     $125,665
     Savings deposits                                                               67,896       66,214
     Time deposits under $100                                                       47,836       27,753
     Time deposits of $100 or more                                                  36,415       19,296
                                                                                  --------     --------
           Total deposits                                                          264,181      238,928

Accrued interest payable and other liabilities                                      10,229       13,288
                                                                                  --------     --------
     Total liabilities                                                             274,410      252,216
                                                                                  --------     --------
Commitments and contingencies
Shareholders' equity:
     Preferred stock, no par value:
         Authorized -- 10,000,000 shares
         No shares issued or outstanding in 1994 or 1993                                --           --
     Common stock, no par value:
         Authorized - 20,000,000 shares
         Issued and outstanding - 4,467,318 in 1994,
            and 4,424,306 in 1993                                                   26,430       26,250
Retained earnings                                                                    3,314          740
                                                                                  --------     --------
Total Shareholders' equity                                                          29,744       26,990
                                                                                  --------     --------

                                                                                  $304,154     $279,206
                                                                                  ========     ========

 The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Income                                                               CU Bancorp and Subsidiary
                                                                                             For the years ended December 31,

Amounts in thousands of dollars, except per share data                                        1994          1993        1992
                                                                                            --------      -------     --------
Revenue from earning assets:
    Interest and fees on loans                                                              $ 14,036      $14,761     $ 19,641
    Benefits of interest rate hedge transactions                                                   0        1,726        1,927
    Interest on taxable investment securities                                                  2,947        1,525        3,624
    Interest on tax exempt securities                                                             19           33           43
    Interest on time deposits with other financial institutions                                   39          123          186
    Interest on federal funds sold                                                               918          454          898
                                                                                            --------      -------     --------
       Total revenue from earning assets                                                      17,959       18,622       26,319
                                                                                            --------      -------     --------
Cost of funds:
   Interest on savings deposits                                                                1,985        1,909        2,834
   Interest on time deposits under $100                                                          997          979          507
   Interest on time deposits of $100 or more                                                     773          784        1,455
   Interest on federal funds purchased & securities sold under agreements to repurchase            0           79          142
   Interest on other borrowings                                                                  323          440          756
                                                                                            --------      -------     --------
       Total cost of funds                                                                     4,078        4,191        5,694
                                                                                            --------      -------     --------
     Net revenue from earning assets before provision for loan losses                         13,881       14,431       20,625
Provision for loan losses                                                                          0          450       17,090
                                                                                            --------      -------     --------
     Net revenue from earning assets                                                          13,881       13,981        3,535
                                                                                            --------      -------     --------
Other operating revenue:
   Capitalization of excess servicing rights                                                       0          207          821
   Servicing income - mortgage loans sold                                                        980        2,129        1,812
   Service charges and other fees                                                              1,121          955        1,015
   Fees on loans sold                                                                             15        1,182        3,336
   Premium on sales of mortgage loans                                                             (8)      18,022       11,346
   Other fees and charges - mortgage                                                             143        2,368        2,414
   Gain on sale of mortgage servicing portfolio                                                2,572            0            0
   Gain on sale of mortgage origination operation                                                  0         1483            0
   Gain on sale of other real estate owned                                                       585
   Gain on sale of investment securities (before taxes of $11 and $250,
     in 1993 and 1992)                                                                             0           28          617
   Gain on sale of securities held for sale (before taxes of $20 and $56 in 1993 and
   1992, respectively)                                                                             0           49          138
                                                                                            --------      -------     --------
       Total other operating revenue                                                           5,408       26,423       21,499
                                                                                            --------      -------     --------
Other operating expenses:
   Salaries and related benefits                                                               6,335       11,020       12,647
    Selling expenses - mortgage loans                                                            333       12,193        8,088
    Restructuring Charge                                                                         600
   Other operating expenses                                                                    7,467       13,670       16,758
                                                                                            --------      -------     --------
       Total operating expenses                                                               14,735       36,883       37,493
                                                                                            --------      -------     --------
Income (loss) before provision for (benefit from) income taxes                                 4,554        3,521      (12,459)
Provision for (benefit from) income taxes                                                      1,980        1,423       (4,269)
                                                                                            --------      -------     --------
Net income (loss)                                                                           $  2,574      $ 2,098     $ (8,190)
                                                                                            ========      =======     ========

Earnings (loss) per share                                                                   $   0.56      $  0.47     $  (1.90)
                                                                                            ========      =======     ========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity    CU Bancorp and Subsidiary

                                            Common Stock
                                        ---------------------
Amounts in thousands of dollars         Number of                 Retained
      except share data                  Shares       Amount      Earnings      Total
                                        ---------     -------     --------     --------
Balance at December 31, 1991            4,283,531     $25,766     $ 6,832      $ 32,598
      Exercise of stock options            83,319         224          --           224
      Net loss for the year                    --          --      (8,190)       (8,190)
                                        ---------     -------     -------      --------
Balance at December 31, 1992            4,366,850      25,990      (1,358)       24,632
      Exercise of stock options            57,456         260          --           260
      Net income for the year                  --          --       2,098         2,098
                                        ---------     -------     -------      --------
Balance at December 31, 1993            4,424,306      26,250         740        26,990
      Exercise of stock options             1,000           5           0             5
      Exercise of director warrants        42,012         175           0           175
Net Income for the year                        --          --       2,574         2,574
                                        ---------     -------     -------      --------
Balance at December 31, 1994            4,467,318     $26,430     $ 3,314      $ 29,744
                                        =========     =======     =======      ========

  The accompanying notes are an integral part of these consolidated statements

Consolidated Statement of Cash Flows                                                 CU Bancorp and Subsidiary

Amounts in thousands of dollars                                                   For the years ended December 31,

Increase(decrease) in cash and cash equivalents                                   1994          1993          1992
                                                                                --------      --------      ---------
Cash flows from operating activities
Net income/(loss)                                                               $  2,574      $  2,098      $  (8,190)
                                                                                --------      --------      ---------
Adjustments to reconcile net income/(loss)to net cash provided by operating activities:
     Provision for depreciation and amortization                                     459           821            772
     Amortization of real estate mortgage servicing rights                            15           983          1,504
     Provision for losses on loans and other real estate owned                         0           450         17,090
     Benefit of deferred taxes                                                    (1,180)        1,510         (2,854)
     Gain on sale of investment securities, net                                        0           (77)          (755)
     Increase/(decrease) in other assets                                           3,781         2,628          2,452
     Increase/(decrease) in other liabilities                                     (3,035)        2,582           (160)
     (Increase)/decrease in accrued interest receivable                             (766)          494            742
     Increase/(decrease) in deferred loan fees                                       160            48            (12)
     Capitalization of excess mortgage servicing rights                                0          (207)          (821)
     Increase/(decrease) in accrued interest payable                                 (24)          (11)          (161)
     Net amortization of (discount)/premium on investment securities                 972            48             34
     Accrued benefits from interest rate hedge transactions                            0           485           (343)
                                                                                --------      --------      ---------
         Total adjustments                                                           382         9,754         17,488
                                                                                --------      --------      ---------
         Net cash provided by operating activities                                 2,956        11,852          9,298
                                                                                --------      --------      ---------
Cash flows from investing activities
Proceeds from investment securities sold or matured                               52,882        78,545         93,986
Purchase of investment securities                                                (39,973)      (81,826)      (118,740)
Net decrease in time deposits with other financial institutions                    1,377         1,979          2,143
Net (increase)/decrease in loans                                                 (33,187)       58,997         67,886
Purchases of premises and equipment, net                                            (531)          290           (919)
                                                                                --------      --------      ---------
         Net cash provided by investing activities                               (19,432)       57,985         44,356
                                                                                --------      --------      ---------
Cash flows from financing activities
Net increase/(decrease) in demand and savings deposits                           (11,949)      (81,848)      (141,077)
Net increase/(decrease) in time certificates of deposit                           37,202         2,202        (13,473)
Proceeds from exercise of stock options and director warrants                        180           260            224
Cancellation of warrants previously issued                                            --            --             --
Cash dividend paid                                                                    --            --             --
                                                                                --------      --------      ---------
         Net cash provided (used) by financing activities                         25,433       (79,386)      (154,326)
                                                                                --------      --------      ---------
Net increase (decrease) in cash and cash equivalents                               8,957        (9,549)      (100,672)
Cash and cash equivalents at beginning of year                                    46,440        55,989        156,661
                                                                                --------      --------      ---------
Cash and cash equivalents at end of year                                        $ 55,397      $ 46,440      $  55,989
                                                                                ========      ========      =========
Supplemental disclosure of cash flow information

Cash paid during the year:
   Interest                                                                     $  4,102      $  4,179      $   5,525
   Taxes                                                                           2,201            --            836
Supplemental disclosure of noncash investing activities:
   Loans transferred to OREO                                                         700         1,503          2,577

  The accompanying notes are an integral part of these consolidated statements

Notes to Consolidated Financial Statements
CU Bancorp and Subsidiary
December 31, 1994
(Amounts in thousands unless otherwise specified)

--------------------------------------------------------------------------------

1. Summary of significant accounting policies -

CU Bancorp, a bank holding company (the Company), is a California corporation. The accounting and reporting policies of the Company and its subsidiary conform with generally accepted accounting principles and general practice within the banking industry. The following comments describe the more significant of those policies.

(a) Principles of consolidation -

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, California United Bank N.A. (the Bank). All significant transactions and accounts between the Company and the Bank have been eliminated in the consolidated financial statements.

(b) Investment portfolio -

The Bank's investment portfolio is separated into two groups, Investment Securities and Securities Available For Sale. Securities are segregated in accordance with management's intention regarding their retention. Accounting for each group of securities follows the requirements of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The adoption of SFAS 15 in 1993 had no material impact on the financial position or results of operations of the Bank.

The Bank has the intent and ability to hold Investment Securities until maturity. Securities in this classification are carried at cost, adjusted for amortization of premiums and accretion of discounts on a straight-line basis. This approach approximates the effective interest method. Gains and losses recognized on the sale of Investment Securities are based upon the adjusted cost and determined using the specific identification method.

Securities Available For Sale are those where management has the willingness to sell under certain conditions. This category of securities is carried at current market value with unrealized gains or losses recognized as a tax affected adjustment to capital in the statements of financial condition and in the statements of shareholders' equity.

(c) Loans --

Loans are carried at face amount, less payments collected, allowance for loan losses, and unamortized deferred fees. Interest on loans is accrued monthly on a simple interest basis. The general policy of the Bank is to discontinue the accrual of interest and transfer loans to non-accrual (cash basis) status where reasonable doubt exists with respect to the timely collectibility of such interest. Payments on non-accrual loans are accounted for using a cost recovery method. No interest income on non-accural loans.

Loan origination fees and commitment fees, offset by certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can reasonably be anticipated. Management considers current economic conditions, historical loan loss experience, and other factors in determining the adequacy of the allowance. The allowance is based on estimates and ultimate losses may differ from current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are charged to earnings in the period in which they become known. The allowance is increased by provisions charged to operating expenses, increased for recoveries of loans previously charged-off, and reduced by charge-offs.

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS 114 addresses the accounting by creditors for impairment of certain loans, as well as troubled debt restructurings. It is applicable to all homogeneous loans that are collectively evaluated for impairment, and may impact how the Bank is currently reporting the loans and the loan loss reserves. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1994. Management plans to adopt SFAS 114 in the first quarter of 1995. Management does not expect that adoption of this statement will have a material impact on the financial position or results of operations of the Bank.

(d) Mortgage Banking Division --

The bank's real estate Mortgage Banking Division became operational in 1988. The mortgage origination operation was sold November 10, 1993. The Bank carried the first trust deed loans generated and held for sale by this Operation at the lower of aggregate cost or market. As of December 31, 1993, cost approximated market value. All loan inventory held for sale by this division had been sold prior to the end of 1994.

During 1993, and 1992, the Bank capitalized $207, and $821, respectively, in connection with the right to service real estate mortgage loans originated in that Operation. This excess servicing asset, included in other assets, was initially capitalized at its discounted present value and amortized over a period of five to seven years. When prepayments of loans serviced occur, any remaining servicing asset associated with the loan was charged to operations in the year of occurrence. Amortization for 1994, 1993, and 1992, was $15, $983, and $1,504 respectively.

(e) Premises and equipment --

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful life of the asset. Amortization is computed on the straight-line method over the useful life of leasehold improvements or the remaining term of the lease, whichever is shorter.

(f) Other real estate owned --

Other real estate owned, acquired through direct foreclosure or deed in lieu of foreclosure, is recorded at the lower of the loan balance or estimated fair market value. When a property is acquired, any excess of the loan balance over the estimated fair market value is charged to the allowance for loan losses. Subsequently, the assets are recorded at the lower of the new cost basis at foreclosure or fair market value less estimated selling expenses. Subsequent write-downs, if any, are included in other operating expenses in the period in which they become known. Gains or losses on sales are recorded in conformity with standards which apply to accounting for sales of real estate. Other real estate owned, net of reserves, amounted to $0 at December 31, 1994, and $920 at December 31, 1993.

In substance foreclosures ("ISF") are included in the loan category and are carried at the lower of cost or estimated net realizable value. When a property is classified ISF, any excess of the loan balance over market or the estimated net realizable value is charged to the allowance for loan losses. Expenses related to these assets are included in other operating expenses in the period in which they are incurred. In substance foreclosures were $0 at December 31, 1994, and $1.0 million at December 31, 1993.

(g) Interest Rate Derivatives --

Amounts receivable or payable under derivative financial instruments used to manage interest rate risks arising from the Bank's financial assets and financial liabilities are recognized as interest income or expense unless the instrument qualifies for hedge accounting. Gains and losses on qualifying hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses on early terminations of derivatives are included in the carrying amount of the related loans or debt and amortized as yield adjustments over the remaining terms of the loans or debt.

Fees received in connection with loan commitments are deferred in other liabilities until the loan is advanced and are then recognized over the term of the loan as an adjustment of the yield. Fees on commitments that expire unused are recognized in fees and commission revenue at expiration. Fees received for guarantees are recognized as fee revenue over the term of the guarantees.

(h) Income taxes --

As discussed in Note 8, effective January 1, 1993, the Bank adopted the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Prior to January 1, 1993, the deferred income tax expenses or credits were recorded to reflect the tax consequences of timing differences between the recording of income and expenses for financial reporting purposes and for purposes of filing federal income tax returns at income tax rates in effect when the difference arose.

(i) Earnings per share (amounts in whole numbers) --

Earnings per share are computed based on the weighted average number of shares and common stock equivalents outstanding during each year (4,593,103 in 1994, 4,489,861 in 1993, and 4,317,913 in 1992), retroactively restated for stock dividends and stock splits. Common stock equivalents include the number of shares issuable on the exercise of outstanding options and warrants reduced by the number of shares that could have been purchased with the proceeds from the exercise of the options and warrants plus any tax benefits, based on the average price of common stock.

(j) Statement of cash flows --

The Company presents its cash flows using the indirect method and reports certain cash receipts and payments arising from customer loans and deposits, and deposits placed with other financial institutions on a net basis. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

(k) Post-retirement benefits --

The Company provides no post-retirement benefits. Accordingly, the accounting prescribed by Statement of Financial Accounting Standards No. 106 "Accounting for Post-Retirement Benefits" has no effect on the Company's consolidated financial statements.

(l) Reclassifications --

Certain amounts have been reclassified in the prior years to conform to classifications followed in 1994.

2. Average Federal Reserve balances --

The average cash reserve balances required to be maintained at the Federal Reserve Bank were approximately $6.0 million and $8.7 million for the years ended December 31, 1994 and 1993, respectively.

3. Investment portfolio --

A summary of the investment portfolio at December 31, 1994 and 1993, is as follows:

                                                       Gross        Gross
                                             Book      Unrealized   Unrealized     Market
                                             Value     Gains        Losses          Value
                                            -------    ----------   ----------    --------
1994
U.S. Treasury securities                    $67,140        ---       $(2,535)      $64,605
U.S. Government agency securities               105        ---           ---           105
State and municipal bonds                       750         $9           ---           759
Mortgage-backed securities                    5,725        ---          (204)        5,521
Federal Reserve Bank stock                      433        ---           ---           433
                                            -------       ----       -------       -------
Total investment portfolio                  $74,153         $9       $(2,739)      $71,423
                                            -------       ----       -------       -------

1993
U.S. Treasury securities                    $57,822        $80       $  (259)      $57,643
U.S. Government agency securities            29,029        ---           ---        29,029
State and municipal bonds                       750         34           ---           784
Mortgage-backed securities                      ---        ---           ---           ---
Federal Reserve Bank stock                      433        ---           ---           433
                                            -------       ----       -------       -------
Total investment portfolio                  $88,034       $114       $  (259)      $87,889
                                            =======       ====       =======       =======

Investments with a book value of $29,200 and $27,093 were pledged as of December 31, 1994 and 1993, respectively, to secure court deposits and for other purposes as required or permitted by law. Included in interest on investments in 1994, 1993, and 1992, is $19, $33, and $43, respectively, of interest from tax-exempt securities.

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

The book and market value of Investment securities as of December 31, 1994, by maturity, are shown below.

                                        Book                 Market
                                        Value     Yield      Value
                                       -------    -----      -------
Due in one year or less                $18,973     4.4%      $18,752
Due after one through five years        48,272     5.2        45,958
Due after five years                     1,183     7.1         1,192
Mortgage-backed securities               5,725     6.9         5,521
                                       -------               -------
                                       $74,153               $71,423
                                       =======               =======

At December 31, 1994 and 1993, there were no Securities Available For Sale.

Proceeds from the sales and maturities of debt securities during 1994, 1993, and 1992 were $ 54,259, $78,545, and $93,986, respectively. Gains of $0, $77, and
$755 were realized on those transactions. There were no realized losses on sales in 1994, 1993, and 1992.

4. Loans --

The loan portfolio, net of unamortized deferred fees of $652 at December 31, 1994, and $492 at December 31, 1993, consisted of the following:

                                                      December 31,

                                               1994                 1993
                                             --------             --------
Commercial and industrial loans              $169,413             $120,513
Real estate loans -- held for sale                  0               10,426
Real estate loans -- mortgages                  4,773                8,496
Real estate loans -- construction                 416                1,226
                                             --------             --------
Gross Loans                                   174,602              140,661
Less - Allowance for loan losses               (7,427)              (6,513)
                                             --------             --------
Net loans                                    $167,175             $134,148
                                             ========             ========

Total non-performing loans were $36 and $1,378 at December 31, 1994 and 1993, respectively. This includes in substance foreclosures of $ 0 and $1,000, at December 31, 1994 and 1993, respectively. Interest income, which would have been recognized had non-accrual loans and in substance foreclosures been current, amounted to $6, $469, and $780, in 1994, 1993, and 1992, respectively. No interest income has been reported on non-accrual loans for the years 1994, 1993, or 1992.

An analysis of the activity in the allowance for loan losses is as follows:

                                                       1994          1993          1992
                                                     --------      --------      --------
Balance, beginning of period                           $6,513      $ 12,986      $ 12,367
Loans charged off                                      (1,413)      (10,749)      (17,800)
Recoveries on loans previously charged off              2,327         3,826         1,329
Provision for loan losses                                   0           450        17,090
                                                     --------      --------      --------
Balance, end of period                                 $7,427       $ 6,513      $ 12,986
                                                     ========      ========      ========

5.  Loans to related parties --

There were no loans to directors and their affiliates for the years ended 1994 and 1993.

6.  Premises and equipment --
Book value of premises and equipment is as following.


                                                                        December 31,

                                                                   1994            1993
                                                                  ------          ------
Furniture, fixtures and equipment                                 $3,796          $3,382
Leasehold improvements                                               690             608
                                                                  ------          ------
Cost                                                               4,486           3,990
Less - accumulated depreciation and amortization                   3,490           3,066
                                                                  ------          ------
Net Book Value                                                    $  996          $  924
                                                                  ------          ------

The Bank leases facilities under renewable operating leases. Rental expense for premises included in occupancy expenses were $741 in 1994, $1,133 in 1993, and $1,011 in 1992. As of December 31, 1993, the approximate future lease payable under the lease commitments is as follows:


Year ended December 31, --
1995                                                      $  830
1996                                                         737
1997                                                         720
1998                                                         720
1999                                                         720
2000                                                         180
Thereafter                                                     0
                                                          ------
                                                          $3,907
                                                          ======

7.  Disclosures about Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of an ownership interest in an entity or a contract that both imposes contractual obligations and rights to exchange cash, and/or other financial instruments on the parties to the transaction.

For cash and cash equivalents, investments, floating rate loans and deposits with no contractual maturity date, the carrying value is considered a reasonable estimate of fair value. Where active and liquid markets exist, fair value indications per individual trading unit can be obtained. A modeling tool which calculated discounted cash flows was used to estimate fair value for other financial instruments. The model used discount rates that included current market rates adjusted for approximated credit risk, operating costs and interest rate risk inherent in the instruments. The net book value and fair value of financial instruments as of December 31, 1994, and 1993, were as follows:

                             December 31, 1994          December 31, 1993
                          Book Value,   Estimated     Book Value,   Estimated
                              Net       Fair Value       Net        Fair Value
                              ---       ----------       ---        ----------
Cash & Due From Banks     $ 35,397      $ 35,397      $ 18,440      $ 18,440
Federal Funds Sold          20,000        20,000        28,000        28,000
Securities                  74,153        71,423        88,034        87,887
Loans                      167,175       175,023       134,148       143,402
Deposit Liabilities        264,181       264,181       238,928       238,928
Other Borrowed Money         3,794         3,794         6,698         6,698
Off Balance Sheet Items       ----          ----          ----          ----
Core Deposit Intangible       ----        22,527          ----        10,200

Estimations of fair value of financial instruments are subject to significant estimate because active and liquid markets do not exist for a majority of them. The estimates pertain to financial conditions, risk characteristics, expected future losses, and market interest levels, among other factors, and if changed could have a significant impact on them. The resulting presentations of estimated fair value is not necessarily indicative of the value realizable in an actual exchange of financial instruments.

8.  Income taxes -

The Bank changed its method of accounting for income taxes on January 1, 1993, and adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes, and changes the criteria for the recognition and measurement of deferred tax assets and liabilities, including net operating loss carryforwards.

The effect on the Bank of adopting SFAS No. 109 was the recognition of a deferred tax asset, which was offset by deferred tax liabilities and a valuation allowance, with no resulting change in net assets to the financial position of the Bank. As of December 31, 1994 and 1993, the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                   December 31,     December 31,
                                                       1994             1993
                                                   ------------     ------------
Allowance for loan losses                            $ 3,348          $ 2,742
Deferred loan fees                                       294              221
Depreciation                                             196               83
Other expense accruals                                 1,631              646

State loss carryforward                                    0              395

Amortization of mortgage servicing asset                   0                0
State tax expense                                       (353)            (428)
Other                                                     (1)               4
Valuation allowance                                   (1,404)          (1,132)
                                                     -------          -------
Net deferred tax asset                               $ 3,711          $ 2,531
                                                     -------          -------

The provisions (benefits) for income taxes consisted of the following:

                                   1994            1993           1992
                                 -------          ------         -------
Current -
     Federal                     $ 2,876          $  (89)        $(1,415)
     State                           284               2              --
                                 -------          ------         -------
                                   3,160             (87)         (1,415)
                                 -------          ------         -------
Deferred -
     Federal                      (1,404)          1,268          (2,750)
     State                           224             242            (104)
                                 -------          ------         -------
                                  (1,180)          1,510          (2,854)
                                 -------          ------         -------
                                 $ 1,980          $1,423         $(4,269)
                                 -------          ------         -------

The provisions (benefits) for income taxes varied from the Federal statutory rate of 34% for 1993, 1992, and 1991, for the following reasons:

                                                     1994                    1993                      1992
                                                     ----                    ----                      ----
                                              Amount      Rate        Amount      Rate          Amount      Rate
                                              ------      ----        ------      ----         -------      ----
Provisions (benefit) for income at
   statutory rate                             $1,548      34.0%       $1,198      34.0%        $(4,236)    (34.0)%

Interest on state and municipal bonds
   and other tax exempt transactions             (25)      (.5)%         (25)      (.7)%           (15)     (0.1)%


State franchise taxes, net of federal
   income tax benefit                            335       7.3%          256       7.3%           (103)     (0.9)%

Other, net                                       122       2.7%           (6)     (0.2)%            85      (0.7)%
                                              ------      ----        ------      ----         -------     -----
                                              $1,980      43.5%       $1,423      40.4%        $(4,269)    (34.3)%
                                              ------      ----        ------      ----         -------     -----

At December 31, 1993, the Company had a California Franchise Tax carryforward of $1.9 million, with the entire operating loss carryforward being utilized in 1994.

9.  Shareholders' Equity -

The Company has three employee stock option plans. The plans authorize the issuance of up to 400,075, 350,000, and 180,000 shares of common stock, and expire in 1993, 1995, and 2003, respectively. Options are granted at a price not less than the fair market value of the stock at the date of grant. Options under these plans expire up to ten years after the date of grant. The options granted under the 1983 plan are incentive stock options, as defined in the Internal Revenue Code. The options granted under the 1985 plan can be either incentive stock options or non-qualified options. There is a $100,000 limitation on the value of the stock covered by incentive stock options which may be granted or become exercisable in any calendar year. Any options in excess of this amount must be non-qualified options.

In 1987, a special stock option plan was approved that is limited to directors of the Company and provides for the issuance of 120,960 shares of common stock. The plan expires in 1997. Options granted under the plan are non-qualified stock options. Each of the directors of the Company, at the time the special stock option plan was approved, received stock options to purchase 15,120 shares at $5.78 per share, which was in excess of the then prevailing market price. Options expire 10 years after the date of grant. There are no remaining options available for grant under the 1987 special stock plan.

In 1994, a non-employee director stock option plan was approved that provides for the issuance of 200,000 shares of common stock. The plan expires in 2004. Options granted under the plan are non-qualified stock options. During 1994, options were granted to purchase 27,500 shares at $6.25 per share, which was equal to the market price at the date of grant. Options expire 10 years from the date of grant.

The following information is presented concerning the stock option plans as of December 31, 1994:

                                       Shares Subject to    Range of Exercise    Number of Shares
                                             Option               Prices            Exercisable
                                       -----------------    -----------------    ----------------
Plan Expiring May 10, 1993
Non-qualified stock options                  49,030               $5.00               19,612
Plan Expiring October 22, 1995
Non-qualified stock options                 248,440          $4.75 - $15.21           79,956
Plan Expiring December 17, 2003
Non-qualified stock options                 258,000               $6.63                 0
Special Stock Option:
Non-qualified stock options                  45,360               $5.78               45,360
Plan Expiring April 27, 2004
Non-qualified stock options                  27,500               6.25                  0

During 1994, no incentive stock options under the 1983 plan were exercised and 1,000 non-qualified stock options under the 1985 plan were exercised at $4.75 per share.

In 1984, certain members of the Board of Directors were granted warrants to purchase up to 360,067 shares of common stock at $4.17 per share, primarily for guaranteeing a capital note issued by the Company. These warrants became exercisable when the capital note was paid off in 1987, therefore all
outstanding warrants are currently exercisable.   During 1994 warrants for
57,012 shares were exercised. In 1994, warrants to purchase 7,500 shares of common stock at the fair market value at date of grant of $7.00 per share were issued to the former chairman of the board.

The stock options and warrants have been retroactively adjusted to reflect stock splits and stock dividends.

10. Financial instruments with off-balance sheet risk and commitments and contingencies --

The consolidated statements of financial condition do not reflect various commitments relating to financial instruments which are used in the normal course of business. Management does not anticipate that the settlement of these financial instruments will have a material adverse effect on the Bank's financial position. These instruments include commitments to extend credit, standby and commercial letters of credit, and interest rate floor and swap agreements.

These financial instruments carry various degrees of credit and market risk. Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Market risk is the possibility that future changes in market prices may make a financial instrument less valuable.

The Bank primarily grants commercial and real estate loan commitments with variable rates of interest and maturities of one year or less to customers in the greater Los Angeles area. The contractual amounts of commitments to extend credit and standby and commercial letters of credit represent the amount of credit risk. Since many of the commitments and letters of credit are expected to expire without being drawn, the contractual amounts do not necessarily represent future cash requirements. For interest rate floor and swap agreements, the notional amounts do not represent exposure to credit loss.

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Bank evaluates the creditworthiness of each customer. The amount of collateral obtained, if deemed necessary by the Bank upon the extension of credit, is based upon management's evaluation. Collateral held varies, but may include securities, accounts receivable, inventory, personal property, equipment, and income-producing commercial or residential property.

Standby letters of credit are provided to customers to guarantee their performance, generally in the production of goods and services or under contractual commitments in the financial markets. Standby letters of credit generally have terms of up to one year.

Commercial letters of credit are issued to customers to facilitate foreign and domestic trade transactions. They represent a substitution of the Bank's credit for the customer's credit. Such letters of credit are generally short term in nature and are collateralized by the merchandise covered by the transaction. At December 31, 1994 and 1993 there were $1.5 million and $.5 million outstanding, respectively. These amounts reduce the availability under the applicable customer's loan facility.

Interest rate swaps and floors may be created to hedge certain assets and liabilities of the Bank. These transactions involve either an exchange of fixed or floating rate payment obligations on an underlying notional amount. In the case of a rate floor, there is a guaranteed payment of a rate differential on a notional amount, should a specific market rate fall below a specific agreed upon level. Credit risk related to interest rate swaps is limited to the interest receivable from the counterparty less the interest owed that party or, in the case of rate floors, to interest receivable on the differential between the specific rate contracted in the floor agreement and actual rates in effect at various settlement dates. Market risk fluctuates with interest rates.

The following is a summary of various financial instruments with off-balance sheet risk at December 31,1994 and 1993:

                                                  December 31,
                                                  ------------
 Amounts in millions of dollars
                                              1994            1993
                                              ----            ----
 Standby letters of credit                    $  7            $  3
 Undisbursed loans                              69              48
 Interest rate floor agreements*                 0               1
 Interest rate swap agreements*                  0               0
*Notional amounts


In response to continued economic declines and anticipating interest rate declines, the Bank entered into an interest rate swap agreement effective October 8, 1991, for $100 million. Terms of this agreement were that the Bank would receive a fixed rate of 8.18% over two years in exchange for paying the average prime rate. Accrued benefits from this transaction amounted to $1,726 and $1,927 in 1993, and 1992, respectively, and are included in interest income. At December 31, 1992, the market value of this instrument was $ 1.7 million, net of accrued interest. Amounts due the Bank or counterparty were settled quarterly. This agreement expired on October 8, 1993.

In the normal course of business, the Company occasionally becomes a party to litigation. See footnote 13.

11. Other operating expenses --

Other operating expenses included the following:

                                                  1994        1993        1992
                                                 ------     -------     -------
Promotional expenses                             $  264     $   393     $   494
Data processing for customers                       737         920       3,030
Director and advisory fees                          107         146         233
Legal fees                                          455       1,370       1,065
Messenger services                                  408         583         746
Other data processing fees                          301         455         468
Regulatory assessments                              568         946       1,011
Expenses for other real estate owned                 22         234       2,737
Amortization of mortgage servicing rights            15         983       1,504
Occupancy expense                                   966       1,333       1,447
Reserve for branch relocation                        58         447          --
Other                                             3,566       5,860       4,023
                                                 ------     -------     -------
Total operating expenses                         $7,467     $13,670     $16,758
                                                 ------     -------     -------

12.  Condensed financial information of CU Bancorp --

At December 31, 1994 and 1993, the condensed unconsolidated balance sheets of the Company are as follows:


                                                               December 31,
                                                               ------------

                                                            1994         1993
                                                            ----         ----
Balance Sheets
    Cash                                                   $   426     $    343
    Prepaid expenses                                             0            0
    Investment in California United Bank N.A.               29,507       26,720
                                                           -------     --------
         Total assets                                      $29,933     $ 27,063
                                                           -------     --------
        Other liabilities                                  $   189     $     73
                                                           -------     --------
    Shareholders' equity                                    29,744       26,990
                                                           -------     --------
        Total liabilities and shareholders' equity         $29,933     $ 27,063
                                                           -------     --------

For the years ended December 31, 1994, 1993, and 1992, the condensed unconsolidated statements of income of the Company are as follows:

                                                        December 31,
                                                        ------------

                                                 1994       1993       1992
                                                ------     ------     -------
Statements of Income
    Equity in earnings/(loss) of the Bank       $2,785     $2,265     $(7,986)
    Operating expenses                             221        167         204
      Interest Income                                9          0           0
                                                ------     ------     -------
        Net income/(loss)                       $2,573     $2,098     $(8,190)
                                                ------     ------     --------

Under National banking law, the Bank is limited in its ability to declare dividends to the Company to the total of its net income for the year, combined with its retained net income for the preceding two years less any required transfers to surplus. The effect of this law is to preclude the bank from declaring any dividends at December 31, 1994 and 1993 Dividends paid by the Bank during 1991 amounted to $920. No dividends were declared in 1994 or 1993, consistent with the Bank's supervisory agreements.

13.  Legal Matters

In the normal course of business the Bank occasionally becomes a party to litigation. In the opinion of management, based upon consultation with legal counsel, the Bank believes that pending or threatened litigation involving the Bank will have no adverse material effect upon its financial condition, or results of operations.

The Bank is a defendant in multiple lawsuits related to the failure of two real estate investment companies, Property Mortgage Company, Inc., ("PMC") and S.L.G.H., Inc. ("SLGH"). The lawsuits, consist of a federal action by investors in PMC and SLGH (the "Federal Investor Action"), at least three state court actions by groups of Investors (the "State Investor Actions"), and an action filed by the Resolution Agent for the combined and reorganized bankruptcy estate of PMC and SLGH (the "Neilson" Action). An additional action was filed by an individual investor and his related pension and profit sharing plans (the "Individual Investor Action").

Other defendants in these multiple actions and in related actions include financial institutions, title companies, professionals, business entities and individuals, including the principals of PMC and SLGH. The Bank was a depository bank for PMC, SLGH and related companies and was a lender to certain principals of PMC and SLGH ("Individual Loans").

Plaintiffs allege that PMC/SLGH was or purported to be engaged in the business of raising money from investors by the sale and issuance of interests in loans evidenced by promissory notes secured by real property. Plaintiffs allege that false representations were made, and the investment merely constituted a "Ponzi" scheme. Other charges relate to the Bank's conduct with regard to the depository accounts, the lending relationship with the principals and certain collateral taken , pledged by PMC and SLGH in conjunction with the Individual Loans. The lawsuits allege inter alia violations of federal and state securities laws, fraud, negligence, breach of fiduciary duty, and conversion as well as conspiracy and aiding and abetting counts with regard to these violations. The Bank denies the allegations of wrongdoing.

Damages in excess of $100 million have been alleged, and compensatory and punitive damages have been sought generally against all defendants, although no specific damages have been prayed for with regard to the Bank, nor has there been any apportioning of liability among defendants or attributable to the various claims asserted. A former officer and director of the Bank has also been named as a defendant. The Bank and the named officer/director have notified the Bank's insurance carriers of the various lawsuits.

During 1994, the Court granted the Bank's motion for summary judgment in the
Individual Investor Action.   An appeal of that Order was filed by the
plaintiffs. The plaintiff in the Individual Investor Action will be a member of the settling class and in connection with the settlement discussed below that appeal will be dismissed.

The Bank has entered into a settlement agreement with the representatives of the various plaintiffs, which, when consummated, will dismiss all of the above referenced cases, with prejudice, against the Bank, its officers and directors, with the exception of the officer/director previously named. The settlement is subject to appropriate court approvals which have now been received. In connection with the settlement, the Bank will release its security interest in certain disputed collateral and cash proceeds thereof, which the Bank received from PMC, SLGH, or the principals, in connection with the Individual Loans. This collateral has been a subject of dispute in the Neilson Action, with both the Bank and the representatives of PMC/SLGH asserting the right to such collateral. All the Individual Loans have been charged off, previously. The Bank will also make a cash payment to the Plaintiffs in connection with the settlement. In connection with the settlement the Bank will assign its rights, if any, under various insurance policies, to the Plaintiffs. The settlement does not resolve the claims asserted against the officer/director.

The settlement has been approved by the Federal District Court and the Federal Bankruptcy Court. While one party to these matters filed an appeal to the approval by the courts, they have indicated that they will dismiss such appeal, which would allow the settlement to be effectuated. Based upon advice of counsel, the Bank believes that the possibility of the settlement not being finalized is remote. The Bank is still providing a defense to its former director/officer who retains his rights of indemnity, if any, against the Bank arising out of his status as a former employee. At this time the only viable claims which remain against the former director /employee are claims of negligence in connection with certain depository relationships with PMC/SLGH. While the Bank's Director and Officer Liability Insurer has not acknowledged coverage of any potential judgment or cost of defense, the Insurer is on notice of the action and has participated in various aspects of the case.

14.  Regulatory Matters

On November 2, 1993, the Office of the Comptroller of the Currency ("OCC"), after completion of their annual examination of the Bank, terminated the Formal Agreement entered into in June, 1992. In December 1993, the Fed terminated the Memo of Understanding entered into in August, 1992. The Formal Agreement had been entered into in June 1992 and required the implementation of certain policies and procedures for the operation of the Bank to improve lending operations and management of the loan portfolio. The Memorandum of Understanding was executed in August 1992.





Item 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                 ACCOUNTING AND FINANCIAL DISCLOSURES

                 NONE.

PART III


Item 10.     DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

             Except as hereinafter noted, the information concerning directors and executive officers of the Company will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year. For information concerning the executive officers of the Company, see Item 4 (A) "EXECUTIVE OFFICERS OF THE COMPANY".

Item 11.     EXECUTIVE COMPENSATION

             Information concerning executive compensation will be filed pursuant to Regulation 14A within 120 days after the end of the last fiscal year.

Item 12.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


             Information concerning security ownership of certain beneficial owners and management will be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year.

Item 13.     CERTAIN RELATIONSHIPS AND RELATED MATTERS

             Information concerning certain relationships and related matters will be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year.


PART IV

Item 14.     EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES, AND REPORTS ON FORM 8-K

                                                                            Page
                                                                            ----
10.    Material Contracts

       10.1    CU Bancorp 1994 Non-Employee Director Stock Option Plan       61

       10.2    CU Bancorp 1993 Non Employee Director Stock  Agreement        67

       10.3    Mortgage Servicing Purchase Agreement                         72


21.   Subsidiaries of the Registrant                                         81

SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 28, 1995                             C U  BANCORP


                                            By  /s/  STEPHEN G. CARPENTER
                                              ----------------------------------
                                             Stephen G. Carpenter
                                             President and Chief
                                             Executive Officer


                                            By  /s/  PATRICK HARTMAN
                                              ----------------------------------
                                             Patrick Hartman
                                             Chief Financial Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                                  Title                     Date
---------                                  -----                     ----

KENNETH BERNSTEIN                       Director                March 28, 1995


----------------------------------
Kenneth Bernstein


STEPHEN G. CARPENTER

                                        Director,               March 28, 1995
----------------------------------      President/
Stephen G. Carpenter                    Chief Executive
                                        Officer

RICHARD CLOSE

                                        Director                March 28, 1995
----------------------------------      Secretary
Richard H. Close


PAUL W. GLASS

                                        Director                March 28, 1995
-----------------------------------
Paul W. Glass


M. DAVID NATHANSON

                                        Director                March 28, 1995
-----------------------------------
M. David Nathanson


RONALD S. PARKER

                                        Director                March 28, 1995
-----------------------------------
Ronald S. Parker


DAVID I. RAINER

                                        Director                March 28, 1995
-----------------------------------
David I. Rainer


Supplemental Information to be Furnished with Reports Filed Pursuant to Section 15 (d) of the Act by Registrant Which Have Not Registered Securities Pursuant to Section 12 of the Act.

         The proxy statement with respect to the annual meeting of the shareholders shall be furnished to shareholder subsequent to the filing of this Form 10-K and shall also be furnished to the Securities and Exchange Commission.

                               INDEX TO EXHIBITS

                                                                           Page
                                                                           ----
10.      Material Contracts
         10.1    CU Bancorp 1994 Non-Employee Director Stock Option Plan    61

         10.2    CU Bancorp 1993 Non Employee Director Stock  Agreement     67

         10.3    Mortgage Servicing Purchase Agreement                      72



21.      Subsidiaries of the Registrant                                     81

EXHIBIT 10.1
                                   CU BANCORP
                  1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

                             Adopted April 27, 1994

                  Approved by the Shareholders on July 7, 1994

         1.    PURPOSE.

               (a) The purpose of the CU Bancorp 1994 Non-Employee Director Stock Option Plan (the "1994 Non-Employee Director Plan") is to strengthen CU Bancorp (the "Company") by providing to non-employee directors (the "Non-Employee Directors") added independence, incentives for high levels of performance and to encourage stock ownership in the Company. The 1994 Non-Employee Director Plan seeks to accomplish these goals by providing a means whereby the Non-Employee Directors of the Company may be given an opportunity to purchase by way of option common stock of the Company.

               (b) The Company, by means of the 1994 Non-Employee Director Plan, seeks to secure and retain the services of such Non-Employee Directors of the Company and to provide incentives for such persons to exert maximum efforts for the success of the Company.

               (c) The Company intends that the options issued under the 1994 Non-Employee Director Plan shall be options which do not qualify as "incentive stock options" as that term is used in Section 422 of the Internal Revenue Code, as amended (the "Code") ("non-qualified options").

         2.    ADMINISTRATION.

               (a) The 1994 Non-Employee Director Plan shall be administered by a committee (the "Committee") designated by the Board of Directors of the Company (the "Board"), which shall be composed of not fewer than two (2) members of the Board. All of the members of the Committee shall be "disinterested persons" as provided in Rule 16b-3(c)(2)(i) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). The Committee shall have, in connection with the administration of the 1994 Non-Employee Director Plan, the powers set forth in subparagraph 2(b), subject, however, to such resolutions, not inconsistent with the provisions of the 1994 Non-Employee Director Plan, as may be adopted from time to time by the Board. Any action of the Committee with respect to administration of the 1994 Non-Employee Director Plan shall be taken pursuant to a majority vote or to the unanimous written consent of its members.

               (b) The Committee shall have the power, subject to, and within the limitations of, the express provisions of the 1994 Non-Employee Director Plan:

                       (i) To construe and interpret the 1994 Non-Employee Director Plan and the options granted under it, to construe and interpret any conditions or restrictions imposed on stock acquired pursuant to the exercise of an option, to define the terms used herein, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the 1994 Non-Employee Director Plan or in any option agreement in a manner and to the extent it shall deem necessary or expedient to make the 1994 Non-Employee Director Plan fully effective.

                       (ii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company.

               (c) The Committee shall comply with the provisions of Rule 16b-3 promulgated pursuant to the 1934 Act, as in effect from time to time, to the extent applicable to the 1994 Non-Employee Director Plan.

               (d) The determinations of the Committee on matters referred to in this paragraph 2 shall be final and conclusive.

         3.    SHARES SUBJECT TO THE 1994 NON-EMPLOYEE DIRECTOR PLAN.

         Subject to the provisions of paragraph 8 relating to adjustments upon changes in stock, the stock that may be offered pursuant to options granted under the 1994 Non-Employee Director Plan shall not exceed the aggregate of 200,000 shares of the Company's common stock. If any option granted under the 1994 Non-Employee Director Plan shall for any reason expire, be cancelled or otherwise terminate without having been exercised in full, the stock not purchased under such option shall again become available for the 1994 Non-Employee Director Plan.

         4.    ELIGIBILITY AND OPTION PROVISIONS.

         Options to Non-Employee Directors shall be granted, without any further action on the part of the Committee, and as part of formula awards as defined in Rule 16b-3(c) only upon the following terms and conditions:

               (a) Each such person who is a director of the Company on the Effective Date (as defined in paragraph 12) shall receive non-qualified options to acquire 5,000 shares of stock of the Company, subject to adjustment as provided in paragraph 8 hereof, on the Effective Date, and such options shall be deemed to have been granted on the Effective Date. The Chairman of the Board on the Effective Date shall receive options to purchase an additional 2,500 shares of the Company's Common Stock.

               (b) Subject to the availability of shares under the 1994 Non-Employee Director Plan, each such person who is a director of the Company on a date which is in each year of the 1994 Non-Employee Director Plan (commencing in 1995), one day following the Annual Meeting of Shareholders for such year (the "Annual Grant Date"), shall receive non-qualified options to acquire 5,000 shares of stock of the Company, subject to adjustment as provided in paragraph 8 hereof, on such date, and such options shall be deemed to have been granted on such date. However, in the event that the shares available under the 1994 Non-Employee Director Plan are insufficient to make any such grant in full, all grants made under subparagraphs 4(b) or (c) on such date shall be prorated. Only one meeting during any calendar year may be designated as the Annual Meeting of Shareholders, and to the event that more than one meeting is so designated, the earliest during such calendar year shall be considered the Annual Meeting of Shareholders for purposes of the 1994 Non-Employee Director Plan.

               (c) In addition to the grants described in subparagraph 4(b) and subject to the availability of shares under the 1994 Non-Employee Director Plan, the Chairman of the Board of the Company on the Annual Grant Date shall receive non-qualified options to acquire 2,500 shares of stock of the Company, subject to adjustment as provided in paragraph 8 hereof, on such Annual Grant Date, and such options shall be deemed to have been granted on such anniversary date; provided, however, that in the event the shares available under the 1994 Non-Employee Director Plan are insufficient to make any such grant in full, all grants made under subparagraphs 4(b) or (c) on such date shall be prorated.

               (d) None of the options will be exercisable until the March 31 next following the date of grant. Each option shall become exercisable in the following four cumulative annual installments: 25% on the first March 31 following the date of grant; an additional 25% on the second March 31 following the date of grant; an additional 25% on the third March 31 following the date of grant; and the last 25% on the fourth March 31 following the date of grant. From time to time during each of such installment periods, the option may be exercised with respect to some or all of the shares allotted to that period, and/or with respect to some or all of the shares allotted to any prior period as to which the option was not fully exercised. During the remainder of the term of the option (if its term extends beyond the end of the installment periods), the option may be exercised from time to time with respect to any shares then remaining subject to the option. The provisions of this subparagraph 4(d) are subject to any option provisions governing the minimum number of shares as to which an option may be exercised.

               (e) Subject to earlier termination as provided elsewhere in the 1994 Non-Employee Director Plan, each option shall expire ten (10) years from the date the option was granted.

               (f) The exercise price of each option shall be equal to one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option is granted, which shall be the closing price for the stock of the Company on the date of such grant or if the date of such grant is not a trading day, the first immediately preceding trading day. The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such date, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange registered under the 1934 Act on which the stock of the Company is admitted to trading or listed, or if not listed or admitted to trading on any national securities exchange, the last sale price of the stock of the Company on the National Association of Securities Dealers National Market System ("NMS") or, if not quoted in the NMS, the average of the closing bid and asked prices of the stock of the Company on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or any comparable system, or if the stock of the Company is not listed on NASDAQ or any comparable system, the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose.

               (g) The purchase price of stock acquired pursuant to an option shall be paid at the time the option is exercised in cash or check payable to the order of the Company in an amount equal to the option price for the shares being purchased, in whole shares of stock of the Company owned by the optionee having a fair market value on the exercise date (determined by the Committee in accordance with any reasonable evaluation method, including the evaluation method described in Treasury Regulation Section 20.2031-2) equal to the option price for the shares being purchased, or a combination of stock and cash or check payable to the order of the Company, equal in the aggregate to the option price for the shares being purchased. Payments of stock shall be made by delivery of stock certificates properly endorsed for transfer in negotiable form. If other than the optionee, the person or persons exercising the option shall be required to furnish the Company appropriate documentation that such person or persons have the full legal right and power to exercise the option on behalf of and for the optionee.

               (h) An option by its terms may only be transferred by will or by the laws of descent and distribution upon the death of the optionee, shall not be transferable during the optionee's lifetime, and shall be exercisable during the lifetime of the person to whom the option is granted only by such person.

               (i) The Company may require any optionee, or any person to whom an option is transferred under subparagraph 4(h), as a condition of exercising any such option, to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the option for such person's own account and not with any present intention of selling or otherwise distributing the stock. The requirement of providing written assurances, and any assurances given pursuant to the requirement, shall be inoperative if (i) the shares to be issued upon the exercise of the option are then registered or qualified under the then applicable federal or state securities laws, or (ii) a determination is made by counsel for the Company that such written assurances are not required in the circumstances under the then applicable federal or state securities laws.

               (j) If a Non-Employee Director optionee ceases to serve as a director of the Company, then such optionee's option shall terminate twelve (12) months thereafter, and during such twelve (12) month period, such option shall be exercisable only as to those shares with respect to which installments, if any, had accrued as of the date on which the optionee ceased to serve as a director of the Company. If such optionee dies during his term of office as a director or during the twelve month period following such cessation of directorship, then such option may be exercised at any specified time up to one
(1) year following the death of the optionee by the person or persons to whom the optionee's rights under such option pass by will or by the laws of descent and distribution, but only to the extent that the optionee was entitled to exercise said option immediately prior to his death. In the event that the Non-Employee Director optionee is removed from the Board of Directors of the Company for cause, the option terminates immediately on the date of such removal. Removal for cause shall include removal of a director who has been declared of unsound mind by an order of court or convicted of a felony.

         This subparagraph 4(j) shall not be construed to extend the term of any option or to permit anyone to exercise the option after expiration of its term, nor shall it be construed to increase the number of shares as to which any option is exercisable from the amount exercisable on the date of termination of the optionee's service as a director.

               (k) Options may be exercised by ten (10) days written notice delivered to the Company stating the number of shares with respect to which the option is being exercised together with payment for such shares. Not less than ten (10) shares may be purchased at any one time unless the number purchased is the total number of shares which may be purchased under the option.

               (l) Any option granted hereunder shall provide as determined by the Committee for appropriate arrangements for the satisfaction by the Company and the optionee of all federal, state, local or other income, excise or employment taxes or tax withholding requirements applicable, if any, to the exercise of the option or the later disposition of the shares of stock thereby acquired. Such arrangements shall include, without limitation, the right of the Company to deduct or withhold in the form of cash or, if permitted by law, shares of stock from any transfer or payment to an optionee or, if permitted by law, to receive transfers of shares of stock or other property from the optionee, in such amount or amounts deemed required or appropriate by the Committee in its discretion. Any shares of stock issued pursuant to the exercise of an option and transferred by the optionee to the Company for purposes of satisfying any withholding obligation shall not again be available for purposes of the Plan.

         5.    COVENANTS OF THE COMPANY.

               (a) During the terms of the options granted under the 1994 Non-Employee Director Plan, the Company shall keep available at all times the number of shares of stock required to satisfy such options.

               (b) The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the 1994 Non-Employee Director Plan or the Company such authority as may be required to issue and sell shares of stock upon exercise of the options granted under the 1994 Non-Employee Director Plan; provided, however, that this undertaking shall not require the Company to register under the Securities Act of 1933, as amended, either the 1994 Non-Employee Director Plan, any option granted under the 1994 Non-Employee Director Plan or any stock issued or issuable pursuant to any such option or grant. If the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the 1994 Non-Employee Director Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon grant or upon exercise of such options unless and until such authority is obtained.

               (c) The Company shall indemnify and hold harmless the members of the Committee in any action brought against any member in connection with the administration of the 1994 Non-Employee Director Plan to the maximum extent permitted by then applicable law, except in the case of willful misconduct or gross misfeasance by such member in connection with the 1994 Non- Employee Director Plan and its administration.

         6.    USE OF PROCEEDS FROM STOCK.

         Proceeds from the sale of stock pursuant to options granted under the 1994 Non-Employee Director Plan shall constitute general funds of the Company.

         7.    MISCELLANEOUS.

         Neither an optionee nor any person to whom an option is transferred under subparagraph 4(h) shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such option unless and until such person has satisfied all requirements for exercise of the option pursuant to its terms.

         8.    ADJUSTMENTS UPON CHANGES IN STOCK.

         If the outstanding shares of the stock of the Company are increased, decreased, or changed into, or exchanged for a different number or kind of shares or securities of the Company, without receipt of consideration by the Company, through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation, or otherwise, an appropriate and proportionate adjustment shall be made in the number and kind of shares as to which options may be granted. A corresponding adjustment changing the number or kind of shares and the exercise price per share allocated to unexercised options, or portions thereof, which shall have been granted prior to any such change shall likewise be made. Any such adjustment, however, in an outstanding option shall be made without change in the total price applicable to the unexercised portion of the option but with a corresponding adjustment in the price for each share subject to the option. Adjustments under this section shall be made by the Committee whose determination as to what adjustments shall be made, and the extent thereof, shall be final and conclusive. No fractional shares of stock shall be issued under the 1994 Non-Employee Director Plan on account of any such adjustment.

         9.    TERMINATING EVENTS.

         Not less than thirty (30) days prior to the dissolution or liquidation of the Company, or a reorganization, merger, or consolidation of the Company with one or more corporations as a result of which the Company will not be the surviving or resulting corporation, or a sale of substantially all the assets of the Company to another person, or a reverse merger in which the Company is the surviving corporation but the shares of the Company's stock outstanding immediately preceding the merger are converted by virtue of the merger into other property (a "Terminating Event"), the Committee shall notify each optionee of the pendency of the Terminating Event. Upon delivery of said notice, any option granted prior to the Terminating Event shall be, notwithstanding the provisions of paragraph 4 hereof, exercisable in full, and not only as to those shares with respect to which installments, if any, have then accrued, subject, however, to earlier expiration or termination as provided elsewhere in the 1994 Non-Employee Director Plan. Upon the effective date of the Terminating Event, any option or portion thereof not exercised shall terminate, and upon the effective date of the Terminating Event, the 1994 Non-Employee Director Plan shall terminate, unless provision is made in connection with the Terminating Event for assumption of options theretofore granted, or substitution for such options of new options covering stock of a successor employer corporation, or a parent or subsidiary corporation thereof, solely at the option of such successor corporation or parent or subsidiary corporation, with appropriate adjustments as to number and kind of shares and prices.

         10.   AMENDMENT OF THE 1994 NON-EMPLOYEE DIRECTOR PLAN.

               (a) The Committee, at any time, and from time to time, except as otherwise provided in subparagraph 10(c), may amend the 1994 Non-Employee Director Plan. However, except as provided in paragraph 8 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the affirmative vote of a majority of the shares of the Company present, or represented, and entitled to vote at a duly held meeting at which a quorum is present or by the written consent of the holders of a majority of the outstanding shares of the Company entitled to vote, where the amendment will:

                       (i) Materially increase the number of shares reserved for options under the 1994 Non-Employee Director Plan;


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

                       (ii) Materially modify the requirements as to eligibility for participation in the 1994 Non-Employee Director Plan; or

                       (iii) Materially increase the benefits accruing to participants under the 1994 Non- Employee Director Plan; provided, however, that approval at a meeting or by written consent need not be obtained or may be obtained by a lesser degree of shareholder approval if the Committee determines, in its discretion after consultation with the Company's legal counsel, that such approval is not required under, or such lesser degree of shareholder approval will comply with, all applicable laws, including Rule 16b-3 promulgated pursuant to the 1934 Act.

               (b) Rights and obligations under any option granted pursuant to the 1994 Non-Employee Director Plan, while the 1994 Non-Employee Director Plan is in effect, shall not be altered or impaired by suspension or termination of the 1994 Non-Employee Director Plan, except with the consent of the person to whom the stock or option was granted.

               (c) The provisions of paragraph 4 subdivisions (a)-(f) may not be amended more than once every six (6) months other than to comply with changes in the Code, the Employee Retirement Income Securities Act, or the rules thereunder.

         11.   TERMINATION OR SUSPENSION OF THE 1994 NON-EMPLOYEE DIRECTOR PLAN.

               (a) The Committee may suspend or terminate the 1994 Non-Employee Director Plan at any time. Unless sooner terminated, the 1994 Non-Employee Director Plan shall terminate ten years from the Effective Date (as defined in paragraph 12) of the 1994 Non-Employee Director Plan. No options may be granted under the 1994 Non-Employee Director Plan while the 1994 Non-Employee Director Plan is suspended or after it is terminated.

               (b) Rights and obligations under any option granted pursuant to the 1994 Non-Employee Director Plan, while the 1994 Non-Employee Director Plan is in effect, shall not be altered or impaired by suspension or termination of the 1994 Non-Employee Director Plan, except with the consent of the person to whom the stock or option was granted.

         12.   EFFECTIVE DATE OF PLAN.

         The 1994 Non-Employee Director Plan shall become effective on April 27, 1994 (the "Effective Date") but no options granted under the 1994 Non-Employee Director Plan shall be exercised unless and until the 1994 Non-Employee Director Plan has been approved by the affirmative vote of a majority of the outstanding shares of the Company present, or represented, and entitled to vote at a duly held meeting at which a quorum is present or by the written consent of the holders of a majority of the outstanding shares of the Company entitled to vote, and, if required, an appropriate permit has been issued by the appropriate state securities authorities and approval has been obtained from the appropriate federal or state and/or federal regulatory authorities.


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

Exhibit 10.2

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, NO SHARES OF THE COMPANY'S STOCK SHALL BE ISSUED PURSUANT HERETO UNLESS THE COMPANY'S 1994 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN SHALL HAVE FIRST BEEN APPROVED BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY PRESENT, OR REPRESENTED, AND ENTITLED TO VOTE AT A DULY HELD MEETING AT WHICH A QUORUM IS PRESENT OR BY THE WRITTEN CONSENT OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY ENTITLED TO VOTE.


                                   CU BANCORP
                           NON-QUALIFIED STOCK OPTION
                            (NON-EMPLOYEE DIRECTOR)


                        , Optionee:
------------------------

CU Bancorp (the "Company"), pursuant to its 1994 Non-Employee Director Stock Option Plan (the "1994 Non-Employee Director Plan"), has this day granted to you, the optionee named above, an option to purchase shares of the common stock of the Company ("Common Stock"). This option is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").


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

The details of your option are as follows:

         1.

         THE TOTAL NUMBER OF SHARES SUBJECT TO THIS OPTION IS ___________________ (____). NONE OF THE OPTIONS WILL BE EXERCISABLE UNTIL THE MARCH 31 NEXT FOLLOWING THE DATE OF THE GRANT. EACH OPTION SHALL BECOME EXERCISABLE IN THE FOLLOWING FOUR CUMULATIVE ANNUAL
         INSTALLMENTS: 25% ON THE FIRST MARCH 31 FOLLOWING THE DATE OF THE GRANT; AN ADDITIONAL 25% ON THE SECOND MARCH 31 FOLLOWING THE DATE OF THE GRANT; AN ADDITIONAL 25% ON THE THIRD MARCH 31 FOLLOWING THE DATE OF THE GRANT; AND THE LAST 25% ON THE FOURTH MARCH 31 FOLLOWING THE DATE OF THE GRANT. FROM TIME TO TIME DURING EACH OF SUCH INSTALLMENT PERIODS, THE OPTION MAY BE EXERCISED WITH RESPECT TO SOME OR ALL OF THE SHARES ALLOTTED TO THAT PERIOD, AND/OR WITH RESPECT TO SOME OR ALL OF THE SHARES ALLOTTED TO ANY PRIOR PERIOD AS TO WHICH THE OPTION WAS NOT FULLY EXERCISED. DURING THE REMAINDER OF THE TERM OF THE OPTION (IF ITS TERM EXTENDS BEYOND THE END OF THE INSTALLMENT PERIODS), THE OPTION MAY BE EXERCISED FROM TIME TO TIME WITH RESPECT TO ANY SHARES THEN REMAINING SUBJECT TO THE OPTION.

         2.

         3.

         The exercise price of this option is ___________________________ ($____________) per share, which is equal to one hundred percent (100%) of the fair market value of the Common Stock on the date of the grant of this option.

         4.

         The exercise price per share shall be paid upon exercise of all or any part of each installment which has become exercisable by you at the time the option is exercised in cash or check payable to the order of the Company, in whole shares of stock of the Company owned by the Optionee having a fair market value on the exercise date equal to the option price for the shares being purchased, or a


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

         combination of stock and cash or check payable to the order of the Company, equal in the aggregate to the option price for the shares being purchased.

         5.

         THE MINIMUM NUMBER OF SHARES WITH RESPECT TO WHICH THIS OPTION MAY BE EXERCISED AT ANY ONE TIME IS TEN (10) EXCEPT AS TO AN INSTALLMENT SUBJECT TO EXERCISE, AS SET FORTH IN PARAGRAPH 1, WHICH AMOUNTS TO FEWER THAN TEN (10) SHARES, IN WHICH CASE, AS TO THE EXERCISE OF THAT INSTALLMENT, THE NUMBER OF SHARES IN SUCH INSTALLMENT SHALL BE THE MINIMUM NUMBER OF SHARES.

         6.

         THE COMPANY MAY REQUIRE ANY OPTIONEE, OR ANY PERSON TO WHOM AN OPTION IS TRANSFERRED UNDER PARAGRAPH 7, AS A CONDITION OF EXERCISING THE OPTION, TO GIVE WRITTEN ASSURANCES SATISFACTORY TO THE COMPANY STATING THAT SUCH PERSON IS ACQUIRING THE STOCK SUBJECT TO THE OPTION FOR SUCH PERSON'S OWN ACCOUNT AND NOT WITH ANY PRESENT INTENTION OF SELLING OR OTHERWISE DISTRIBUTING THE STOCK; PROVIDED, HOWEVER, THAT THE REQUIREMENT OF PROVIDING SUCH WRITTEN ASSURANCES, AND ANY ASSURANCES GIVEN PURSUANT TO THE REQUIREMENT, SHALL BE INOPERATIVE IF (I) THE SHARES ISSUABLE UPON EXERCISE OF THIS OPTION ARE THEN REGISTERED OR QUALIFIED UNDER THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR
         (II) A DETERMINATION IS MADE BY COUNSEL FOR THE COMPANY THAT SUCH ASSURANCES ARE NOT REQUIRED IN THE CIRCUMSTANCES UNDER THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAW.

         7.
         THE TERM OF THIS OPTION COMMENCES ON THE DATE HEREOF AND, UNLESS SOONER TERMINATED AS SET FORTH BELOW OR IN THE 1994 NON-EMPLOYEE DIRECTOR PLAN, TERMINATES ON THE DATE WHICH IS TEN (10) YEARS FROM THE DATE OF THE GRANT AS DEFINED IN THE 1994 NON-EMPLOYEE DIRECTOR PLAN. THIS OPTION SHALL TERMINATE PRIOR TO THE EXPIRATION OF ITS TERM AS FOLLOWS:
         TWELVE (12) MONTHS AFTER THE CESSATION OF YOUR DIRECTORSHIP WITH THE COMPANY FOR ANY REASON, UNLESS (A) IN THE EVENT


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

         YOU DIE DURING THE PERIOD OF YOUR SERVICE AS A DIRECTOR OR DURING THE TWELVE MONTH PERIOD SPECIFIED ABOVE, ONE (1) YEAR FOLLOWING THE DATE OF YOUR DEATH.; OR (C) SUCH CESSATION OF DIRECTORSHIP IS FOR CAUSE (AS DEFINED IN THE 1994 NON-EMPLOYEE DIRECTOR PLAN) WHEREUPON THIS OPTION TERMINATES IMMEDIATELY ON THE DATE OF YOUR REMOVAL FROM THE BOARD OF DIRECTORS OF THE COMPANY. HOWEVER, IN ANY AND ALL CIRCUMSTANCES, THIS OPTION MAY BE EXERCISED FOLLOWING CESSATION OF DIRECTORSHIP ONLY AS TO THAT NUMBER OF SHARES AS TO WHICH IT WAS EXERCISABLE ON THE DATE OF CESSATION OF DIRECTORSHIP UNDER THE PROVISIONS OF PARAGRAPH 1 OF THIS OPTION.

         8.

         THIS OPTION MAY BE EXERCISED, TO THE EXTENT SPECIFIED ABOVE, BY DELIVERING TEN (10) DAYS' WRITTEN NOTICE OF EXERCISE TOGETHER WITH THE EXERCISE PRICE TO THE SECRETARY OF THE COMPANY, OR TO SUCH OTHER PERSON AS THE COMPANY MAY DESIGNATE, DURING REGULAR BUSINESS HOURS, TOGETHER WITH SUCH ADDITIONAL DOCUMENTS AS THE COMPANY MAY THEN REQUIRE PURSUANT TO PARAGRAPH 4.

         9.

         THIS OPTION IS NOT TRANSFERABLE, EXCEPT BY WILL OR BY THE LAWS OF DESCENT AND DISTRIBUTION, AND IS EXERCISABLE DURING YOUR LIFE ONLY BY YOU.

         10.

         ANY NOTICES PROVIDED FOR IN THIS OPTION OR THE 1994 NON-EMPLOYEE DIRECTOR PLAN SHALL BE GIVEN IN WRITING AND SHALL BE DEEMED EFFECTIVELY GIVEN UPON RECEIPT OR, IN THE CASE OF NOTICES DELIVERED BY THE COMPANY TO YOU, FIVE (5) DAYS AFTER DEPOSIT IN THE UNITED STATES MAIL, POSTAGE PREPAID, ADDRESSED TO YOU AT THE ADDRESS SPECIFIED BELOW OR AT SUCH OTHER ADDRESS AS YOU HEREAFTER DESIGNATE BY WRITTEN NOTICE TO THE COMPANY.

         11.

         THIS OPTION IS SUBJECT TO ALL THE PROVISIONS OF THE 1994 NON-EMPLOYEE DIRECTOR PLAN, A COPY OF


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

         WHICH IS ATTACHED HERETO, AND ITS PROVISIONS ARE HEREBY MADE A PART OF THIS OPTION, INCLUDING WITHOUT LIMITATION, THE PROVISIONS OF PARAGRAPHS 4 OF THE 1994 NON-EMPLOYEE DIRECTOR PLAN RELATING TO OPTION PROVISIONS, AND IS FURTHER SUBJECT TO ALL INTERPRETATIONS, AMENDMENTS, RULES AND REGULATIONS WHICH MAY FROM TIME TO TIME BE PROMULGATED AND ADOPTED PURSUANT TO THE 1994 NON-EMPLOYEE DIRECTOR PLAN. IN THE EVENT OF ANY CONFLICT BETWEEN THE PROVISIONS OF THIS OPTION AND THOSE OF THE 1994 NON- EMPLOYEE DIRECTOR PLAN, THE PROVISIONS OF THE 1994 NON-EMPLOYEE DIRECTOR PLAN SHALL CONTROL.

         12.

         THE COMPANY IS NOT PROVIDING YOU WITH ADVICE, WARRANTIES, OR REPRESENTATIONS REGARDING ANY OF THE LEGAL OR TAX EFFECTS TO YOU WITH RESPECT TO THIS GRANT. YOU ARE ENCOURAGED TO SEEK LEGAL AND TAX ADVICE FROM YOUR OWN LEGAL AND TAX ADVISERS AS SOON AS POSSIBLE.

         13.

         BY ACCEPTING THIS GRANT AND THE SHARES OF COMMON STOCK COVERED THEREBY, AND BY SIGNING THIS INSTRUMENT, YOU ACKNOWLEDGE THAT YOU ARE FAMILIAR WITH THE TERMS OF THE GRANT AND THE 1994 NON-EMPLOYEE DIRECTOR PLAN, THAT YOU HAVE BEEN ENCOURAGED BY THE COMPANY TO DISCUSS THE GRANT AND THE 1994 NON-EMPLOYEE DIRECTOR PLAN WITH YOUR OWN LEGAL AND TAX ADVISERS, AND THAT YOU AGREE TO BE BOUND BY THE TERMS OF THE GRANT AND THE 1994 NON-EMPLOYEE DIRECTOR PLAN.


Dated this       day of                   , 19  .
           -----        ------------------    --

Very truly yours,

CU Bancorp



By
  ----------------------------
  Duly authorized on behalf of
  the Board of Directors


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

The undersigned:

         14.

         Acknowledges receipt of the foregoing option and understands that all rights and liabilities with respect to this option are set forth in the option and the 1994 Non-Employee Director Plan; and

         15.

         Acknowledges that as of the date of grant of this option, it sets forth the entire understanding between the undersigned optionee and the Company regarding the acquisition of stock in the Company and supersedes all prior oral and written agreements on that subject.




-------------------------
Optionee


Address:

-------------------------

-------------------------


Attachments:

         CU Bancorp 1994 Non-Employee Directors Stock Option Plan


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Exhibit 10.3

                     MORTGAGE SERVICING PURCHASE AGREEMENT

THIS MORTGAGE SERVICING PURCHASE AGREEMENT (this "Agreement") is entered into this ______ day of ________, 1994, by and between Douglas County Bank & Trust Co., with its principal office being located in Omaha, Nebraska (hereinafter called "Buyer"), and California United Bank, its principal office being located in Encino, California (hereinafter called "Seller");

                                  WITNESSETH:

WHEREAS, Seller is the servicer of certain residential mortgage loans identified on Exhibit A attached hereto and incorporated herein by reference; and

WHEREAS, Seller desires to sell, assign, transfer and set over to Buyer, and Buyer desires to purchase all of the Seller's rights and obligation to service the mortgages listed on Exhibit A.

NOW, THEREFORE, in consideration of the purchase price to be paid by the Buyer as hereinafter set forth, and in consideration of the mutual promises contained herein, Buyer and Seller agree as follows:

         1. DEFINITIONS. The following terms shall have the following meanings:

               1.1. The term "Mortgage Note" shall mean a valid and enforceable note or other evidence of indebtedness secured by a Mortgage listed in Exhibit "A" attached hereto.

               1.2. The term "Mortgage" shall mean each valid and enforceable mortgage or deed of trust listed on Exhibit A. Each Mortgage secures a Mortgage Note and creates a valid lien upon the described real property improved by a single family (1-4 families) dwelling, subject to no other liens or encumbrances except those which may be subordinate to our first lien position or specifically provided therein. The term "Mortgages" shall refer to all Mortgages listed on Exhibit A.

               1.3. The term "Mortgage Portfolio" shall mean all documents, agreements, instruments or correspondence relating to a Mortgage Note and the Mortgage securing it, including the related title insurance policy, fire and casualty insurance policy or a currant declaration page, flood hazard insurance policy (if any), mortgage insurance or guaranty certificate and any other documents, agreements, or instruments under which any related legal rights or obligations are created or exist, and shall include copies of the original Mortgage Note and Mortgage.

               1.4. The term "Closing" shall mean the closing of the purchase and sale contemplated by this Agreement, and the term "Closing Date" shall mean August 31, 1994, or such other time as may be mutually agreed upon in writing by Buyer and Seller. The term "Transfer Date" shall also mean August 31, 1994, unless another date is mutually agreed upon in writing by Buyer and Seller. The term "Settlement Date" shall mean the date which is ten business days after Transfer Date.

               1.5. The term "Seller's Cut-off Date" shall mean August 31, 1994, which shall be the day on which Seller closes the books of account (after application of all funds received on or before August 31, 1994, with respect to the Mortgages in order to determine the outstanding balances of the Mortgage Notes for the purpose of determining the purchase price and to consummate the transfer of servicing to Buyer.

               1.6. The term "Contract Date" shall mean ___________, 1994, which shall be the day on or by which both parties shall have executed this agreement.


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

               1.7. The term "Property" shall mean all of the following rights, properties, interests, documents, agreements and funds:

                     1.7.1. All of the Seller's rights and obligations to service the Mortgages and to receive all payments due or to become due under such Mortgages, in accordance with the terms and conditions of any and all servicing agreements governing the Mortgages, including but not limited to, the right to receive and retain all servicing fees, late fees, assumption fees, insurance proceeds and other amounts.

                     1.7.2. Seller's servicing and insurance files relating to the Mortgages and the closing and servicing thereof.

                     1.7.3. All Mortgage Portfolios pertaining to Mortgages.

               1.8. The term "Ninety Day Mortgage" shall mean any Mortgage which, at the close of business on Seller's Cut-off Date, is in default as a result of payments for the months of June, July and August 1994 (for principal and interest) not having been made.

               1.9. The term "In Foreclosure" shall mean that the notice of default has been filed to commence proceedings in foreclosure or a sale under power of sale under the law of the State wherein a Mortgage is to be enforced has been taken and such proceedings are continuing.

               1.10. The term"In Litigation" shall mean that a legal action in foreclosure of a Mortgage, or for a deficiency thereunder, in which the sale of the property in foreclosure (whether by action, power of sale, or otherwise) has been delayed by reason of the defense of such action by the mortgagor, or any other legal action or proceeding relating to such mortgage is pending.

               1.11. The term "In Bankruptcy" shall mean as to a Mortgage, that any mortgagor thereof has sought relief under or has otherwise been subjected to the federal bankruptcy laws or other similar laws of general application for the relief of debtors, through the institution of appropriate proceedings, and such proceedings are continuing; such proceedings shall be deemed to continue until the real property covered by such Mortgage is released from jurisdiction of the Bankruptcy or other court in which the matter is pending, whether because such proceeding is dismissed, finally concluded or otherwise.

               1.12. The term "Investor" shall mean the owner and holder of the note.

               1.13. The term "T&I Account" means the custodial account established as described in Section 7.7 herein into which all monies designated for the payment of taxes, assessments and insurance are placed.

               1.14. The term "P&I Account" means the custodial account established as described in Section 7.7 herein, into which all monies designated for the payment of principal and interest are placed.

               1.15. The term "Custodial Account" includes the P&I Account and T&I Account, and any other custodial account established by Seller and in effect at the time of the execution of this Agreement.

         2. PURCHASE AND SALE. Subject to the terms and provisions set forth in this Agreement, on the Closing Date Seller shall sell, assign, transfer and set over to Buyer all of Seller's rights and obligations to service the Mortgages, and sell and convey the Property to Buyer, and Buyer shall purchase the Property from Seller and shall assume the obligation to service the Mortgages.

         3. DEPOSIT. Buyer has paid directly to seller a deposit of $19,100.00, which shall be applied to the Purchase Price (See 4.2 below). Should Buyer or Seller breach in any material respect one of its material obligations under this Agreement, and should such breach result in damage to the other party, then party so damaged may pursue the following remedy: The damaged party shall give written notice to the other party of its breach and provide the breaching party ten (10) days to correct such breach. If the breach cannot be cured in this ten (10) day period, then the damaged party may terminate this Agreement by written notice to the other party. Should this Agreement be terminated in accord with this Paragraph, then each party shall return to the other all monies paid to the other under this Agreement, including the deposit of $19,100.00. Upon a breach of this Agreement by the Buyer, Seller may retain the deposit as liquidated damages.


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

               3.1.  Buyer acknowledges receipt of the above deposit.

         4.    PURCHASE PRICE.

               4.1. The Purchase Price to be paid by Buyer to Seller of the Property shall be the sum of:

                     4.1.1. One Hundred and Ten one hundredths percent (1.10%) of an amount equal to (i) the aggregate unpaid principal amount of all of the applicable Mortgage Notes at the close of business on Seller's Cut-off Date, minus (ii) the aggregate unpaid principal amount of all Ninety Day Mortgages, Mortgages in Foreclosure, In Litigation or In Bankruptcy and for which a pay off request has been received; plus

                     4.1.2. the amount of all unreimbursed advances made by Seller on or prior to the Transfer Date to any escrow accounts maintained in connection with any of the applicable Mortgages.

               4.2. The Purchase Price, minus the deposit previously paid, will be paid to Seller on the Settlement Date.

         5. DELIVERY. The Seller shall deliver to Buyer, within 5 business days of Transfer Date, the following:

               5.1. Instruments of transfer and conveyance, in form reasonably satisfactory to Buyer, evidencing the sale, assignment and transfer of the Property by Seller to Buyer, including copies of assignments of each Mortgage from Seller to Buyer. As of the Transfer Date, Seller shall certify in writing that it has sent such assignments (and corresponding filing fees) for recording at the proper governmental office;

               5.2. Cash payable by bank wire in immediately available funds for the balance required to be in the related custodial accounts within 3 business days of Seller's Transfer Date;

               5.3. The Mortgage Portfolio for each Mortgage and the files described in 1.7.2;

               5.4. Such other documents as Buyer may reasonably require in order to complete the transactions contemplated hereunder and to evidence compliance by Seller with the covenants, agreements, representations and warranties made by it hereunder;

               5.5. A cut-off trial balance for each Mortgage will be listed on Exhibit A. A copy of all outstanding payoff letters or other documents relating to such request for pay off shall be provided to Buyer by Seller at the Closing Date.

         6. REPRESENTATIONS AND WARRANTIES OF BUYER AND SELLER. As an inducement to enter into this Agreement, Buyer and Seller each represent and warrant to the other as follows (it being acknowledged that each such representation and warranty relates to material matters upon which the other has relied and it being understood that each such representations and warranties shall survive the transfer of servicing contemplated hereby):

               6.1. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization; has all the requisite power and authority to own its properties and carry on its business as and where now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the character and location of the properties owned or leased by it or the nature of the business transacted makes such qualifications necessary; and has all requisite corporate power and authority to enter into this Agreement, and the agreements to which it is or will become a party contemplated by this Agreement, and to carry out the transactions contemplated hereby;

               6.2. The execution and delivery of this Agreement, and of the agreements to be entered into pursuant hereto, and the consummation of the transactions contemplated hereby have each been duly and validly authorized by all necessary corporate action, and this Agreement and each such other agreement constitute valid and legally binding agreements enforceable in accordance with their respective terms;


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

               6.3. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate, conflict with, result in a beach of, constitute a default under, be prohibited by, or require any additional approval under its charter, certificate of incorporation, bylaws, or any instrument or agreement to which it is a party or by which it is bound or which affects the Property, or any federal or state law, rule or regulation or any judicial or administrative decree, order, ruling or regulation applicable to it or to the Property; and

               6.4. There is no litigation or action at law or in equity pending, or, to its knowledge, threatened against it and no proceeding of any kind is pending, or to its knowledge, threatened, by any federal, state or local governmental or administrative body, which will or might materially affect any of the Property or its ability to consummate the transactions contemplated hereby.

               6.5. Buyer and Seller represent that they know of no reason why the transfer of this servicing would not be approved by the Investors.

         7. ADDITIONAL REPRESENTATIONS AND WARRANTIES OF SELLER. As an inducement to Buyer to consummate the transactions contemplated hereby, Seller additionally represents and warrants as follows (it being acknowledged that each such representation and warranty relates to material matters upon which Buyer has relied and it being agreed that all such representations and warranties shall survive the Closing contemplated hereby):

               7.1. All Mortgage Notes and Mortgages and all documents, agreements and instruments pertaining to each such Mortgage Note and Mortgage (each such Mortgage Note, Mortgage and documents, agreements and instruments related thereto and hereinafter referred to as "Mortgage Loan") are valid and enforceable in accordance with their respective terms subject to applicable bankruptcy, moratorium and other laws of general application affecting creditors' rights and meet all requirements of each applicable Investor. Seller is in material compliance with all requirements of each Investor and all other applicable laws and regulations with respect to any obligation by Seller to be performed pertaining to the Mortgage Portfolios.

               7.2.  (Intentionally Blank)

               7.3. With respect to each Mortgage loan, the Investor or the Custodian for the Investor, who has possession of the Original Mortgage Note, the Original Mortgage, and the original title insurance policy, which Seller has received, is in possession of, and will at the closing deliver to the Buyer any remaining items in the Mortgage Portfolios. If Seller does not have the above items in is possession, it will inform Buyer of the location of these items.

               7.4. A valid and enforceable policy of title insurance prepared in compliance with applicable Investor Guidelines which has been issued in connection with each Mortgage in an amount not less than the original principal amount of the Mortgage Note secured by each such Mortgage, and each such policy is presently in full force and effect and all premiums with respect thereto have been paid in full; copies of all such policies of title insurance shall have been delivered to the Buyer not later than the Transfer Date.

               7.5. Each building or other improvement located on the premises covered by any Mortgage is insured in the manner required by the Mortgage Portfolio documents and by the Investor. The insurance policies contain standard mortgagee clauses against (i) loss or damage by fire and from such other insurable risks and hazards as are set forth in the standard extended coverage form of endorsement; and (ii) such other insurable risks and hazards against which insurance may be required by the FNMA/FHLMC where applicable. Such insurance is in amounts which are not less than the amount necessary to comply with any co-insurance provision of the policies, and in any event, in amounts not less than replacement cost of the property which is secured by the related Mortgage. To the knowledge of Seller, some of the said buildings and other improvements have been affected in some substantial manner or suffered any material loss as a result of any fire, explosion, accident, strike, riot, war, or act of God or the public enemy.

               7.6. The full original principal amount of each Mortgage Note (net of any discounts) has been advanced to the mortgagor named therein. Each Mortgage has been duly recorded in accordance with applicable laws and regulations and each Mortgage is a valid and enforceable first lien on the premises described therein, in each case subject to no other lien or encumbrance except customarily accepted by lenders in Califorinia. All subordinated liens excepted.


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
               7.7. Custodial accounts have been established and continuously maintained in material accordance with the requirement of the Investors and other applicable laws and regulations, and all payments which have been received in connection with the Mortgages have been duly and regularly deposited to custodial accounts and all disbursements therefrom have been made, in material accordance with all applicable requirements, laws and regulations. With respect to each Mortgage all payments for taxes, assessments, ground rents, hazard insurance, mortgage insurance and flood hazard insurance or comparable items constituting permissible expenditures from the T&I Account applicable thereto have been made before the same became delinquent, and all such hazard and mortgage and flood hazard insurance is in full force and effect; and, with respect to any such Mortgage, adequate flood hazard insurance is in full force and effect if required under applicable laws and regulations.

               7.8.  (Intentionally Blank)

               7.9. All of the information set forth on Exhibit A is correct, and the aggregate unpaid principal amount on the Mortgage Notes on such Exhibit was materially true and correct as of the date set forth on such Exhibit.


               7.10. The unexpected amounts paid to Seller by the obligor or the Mortgage Notes and Mortgages for taxes, assessments, general rents, hazard insurance, Mortgage Insurance, flood hazard insurance and comparable items as shown on Exhibit "A" is correct. All such amounts expended by Seller prior to the Transfer Date to pay for such items has been and shall be properly expended in accordance with the requirements of the Mortgage Notes, the Mortgages and the requirements of applicable law and regulations.

               7.11. The Mortgages do not secure any project loans mobile home loans, construction loans, or mortgage-backed serial notes.

               7.12. Each of the representations and warranties of the Seller contained in any servicing agreements covering the Mortgages are true and correct in all respects at the time those representations and warranties were made.

               7.13. Seller has not received any prepaid fees for services rendered in conjunction with the Mortgages covered under the Service Agreements, and that as of the Transfer Date, Seller will have received payment for all amounts due to it for such services by Seller furnished prior to the Transfer Date, subject to any post-closing adjustments necessary to provide Lender/Servicer with any fees actually earned but not received by Lender/Servicer.

         8. CERTAIN COVENANTS OF SELLER. Seller covenants and agrees with Buyer as follows, it being understood and agreed that each of the following covenants and agreements shall survive the Closing:

               8.1. Seller shall warrant and defend title of Buyer in and to the Property, and at any time, upon request of Buyer, Seller shall at its expense, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered such acts deeds, assignments, releases, transfers, conveyances, powers of attorney, other instruments and guarantees as may be reasonably necessary or proper for the purpose of fully effectuating the assignment, transfer and conveyance of the Property to Buyer.

               8.2. Seller will indemnify, defend and hold Buyer harmless from and against any and all claims, loss, cost or damage, including, without limitation, reasonable attorneys' fees and expenses, (i) arising out of any act or omission, or alleged act or omission, of Seller or any employee, agent or representative authorized to act and acting on Seller's behalf with respect to the Mortgage Notes, the Mortgages or any document, agreement, or instrument contained therein or relating thereto, occurring on or prior to the Transfer Date; or (ii) arising in connection with any foreclosure of or effort to collect sums due under a Mortgage undertaken by Seller or any employee, agent or representative (other than Buyer) authorized by Seller to act in this regard on Seller's behalf; or (iii) arising out of Seller's failure to perform any of its obligations hereunder; or (iv) arising out of the falsity, incorrectness or incompleteness in any material respect of any representation or warranty made by Seller herein, or otherwise heretofore or hereafter made by Seller, or of any books, records, documents, agreements, instruments or other papers or information transferred to Buyer pursuant to this Agreement; or (v) arising out of Seller's failure on or prior to the Transfer Date to place or maintain in force of flood, casualty or hazard insurance policy on any real property and improvements thereon securing a Mortgage note which was adequate in coverage and amount under accepted practice in the mortgage banking industry. Buyer shall only be entitled to indemnification hereunder if Seller shall have received from Buyer thirty (30) days' written notice of a claim for such indemnification, specifying the nature and amount of the claim, and the facts and circumstances giving rise to it. Seller shall be entitled to undertake and control the defense and settlement of any such claim.

               8.3. From and after the date of its execution of this Agreement, Seller shall make available during normal business hours to Buyer or cause to be made available to Buyer for its inspection, copying and reproduction, the Property and all books and records maintained by, through or for Seller relative thereto and, until the Transfer Date, Buyer and its authorized officers, employees and agents shall be given unrestricted access thereto, provided only that its and their activities shall not unreasonably interfere with the normal business operations of Seller. In addition, Seller shall hereafter and following the Transfer make available to Buyer such of Seller's personnel from time to time during regular business hours and for such time as may be reasonable or the purpose of assisting Buyer in an orderly and efficient transfer as herein contemplated, and to enable Buyer to carry out its responsibilities as servicer.

               8.4. With respect to any and all payments received by Seller on or after the close of business on Seller's Transfer Date on account of any Mortgage, Seller shall hold the same as agent for Buyer and keep the same separate from its other funds and, commencing on the Transfer Date, shall immediately deliver the same to Buyer, properly endorsed. In addition, on and after the Transfer Date, Seller shall within 48 hours, forward and remit by express mail or other expeditious means to Buyer any and all bills, invoices, insurance policies, letters, documents and other correspondence or communications relating to the Property or to any Mortgages.

               8.5. Not less than fifteen (15) days prior to the Transfer Date, Seller shall, at its sole cost and expense, prepare, or cause the Investors to prepare, as appropriate, and mail to each hazard and casualty insurer for each Mortgage, and to the writing of agent for each flood hazard insurer for each Mortgage, a request for an endorsement of its policy of insurance effective on the Transfer Date adding Buyer as servicer for the Investor in form reasonably satisfactory to the Buyer and naming Buyer as loss payee (with proper loan number, if available) together with instructions that such endorsement be forwarded directly to the Buyer at the following address:

                        Douglas County Bank & Trust Co.
                        P.O. Box 4340
                        Omaha, NE  68104

Prior to the Transfer Date, Seller shall file a copy of each such request in the appropriate servicing file for each Mortgage to be transferred to Buyer under this Agreement.

               8.6. Seller shall notify each mortgagor which has executed a Mortgage of the sale of its servicing to Buyer and shall direct such mortgagors to make all future payments to Buyer. Such notice shall be given in the time frames prescribed by applicable rules, laws and regulations, and shall also be given upon Buyer's request.

               8.7. On or before August 31, 1994, Seller shall furnish to Buyer a trial balance, certified to be correct by an officer of Seller, identifying by loan number each Mortgage, as of Seller's Cut-off Date, and setting forth for each such Mortgage as of such date:

                     8.7.1. the current principal balance;

                     8.7.2. the P&I Account and T&I Account balances maintained by the Seller;


                     8.7.3. the current monthly payment (stating separately the portion for principal and interest and the portion for taxes, insurance and similar items) and the due date of the next installment payment of principal and interest;

                     8.7.4. delinquent payments by date due and amount, if any; and

                     8.7.5. the amount of all of Seller's unreimbursed advances, including but not limited to, such advances to the T&I Account. In addition, Seller shall identify by loan number all Ninety Day Mortgages, if any.

                     8.7.6 the loans for which a payoff statement has been received.


         All information required under paragraphs 8.7.1 through 8.7.6 shall be accurate as of the Transfer Date and shall be furnished by Seller to Buyer within five (5) days after the Transfer Date.

         On the Transfer Date, Seller using its reasonable best efforts shall furnish to Buyer a written statement, certified to be correct by an officer of Seller, identifying any Mortgage loan number with respect to which Seller has received a threat of litigation or action against it and whether the problem giving rise to such threat still exists. In such statement Seller shall also identify by loan number and property description of the type of payment due or pending action necessary, as the case may be, (i) any and all Mortgages with respect to which any payment for taxes assessments, ground rents, hazard insurance premiums, mortgage insurance premiums, flood insurance premiums or comparable items constituting permissible expenditures are delinquent or will become delinquent if not paid within the thirty (30) day period immediately following the Transfer Date; and (ii) any and all Mortgages with respect to which, to the best of Seller's knowledge, Buyer will need to take any other action (including, but not limited to, action with respect to pending insurance claims, loan assumptions, requests for transfer or payoffs, requests for partial release, payment plans, pending inquiries or claims of the respective mortgagors or others, and other similar matters) within said thirty (30) day period other than the normal collection of monthly payments and accounting thereof.

               8.8. On or before the Transfer Date, with respect to each Mortgage, Seller will deliver to Buyer:

                     8.8.1. tax receipts for, or other official evidence of, payment of the taxes required to be made from the T&I Account relating thereto for the fiscal tax period most recently ended;

                     8.8.2. copies containing Seller's most recent analysis of its T&I Accounts; and

                     8.8.3. with respect to each Mortgage, a schedule of the history of the transactions for the life of the Mortgage and all codes applicable to such history transactions used on the records maintained by Seller with respect to each such Mortgage.

               8.9. Seller will indemnify Buyer against payoff, from transfer date until January 10, 1995.

         9. REPURCHASE OF DEFECTIVE PROPERTY. Upon the written request of Buyer at any time, subject to investor approval and from time to time after Closing for a period of 120 days after the Transfer Date, Seller shall attempt to cure and if unsuccessful in its attempt to cure promptly purchase, for the prices hereinafter set forth, the servicing rights for any Mortgage as to which, in the opinion of Buyer, the documents included in the related Mortgage Portfolio are so defective as to possibly prevent or interfere with Buyer's collection of the payments under, or realization of the other benefits of, such Mortgage. The Purchase Price for each such portion of the Property shall equal the sum of (i) an amount equal to one hundred and ten one hundredths percent (1.10%) of the unpaid principal amount of the related Mortgage Note at the close of business on the Seller's repurchase date, plus (ii) all sums paid by Buyer hereunder for Seller's unreimbursed advances to its T&I Account with respect to such Mortgage, to the extent Buyer has not been reimbursed for such advances by the respective mortgagor; and (iii) all other unreimbursed costs, expenses and advances (including, but not limited to, advances to any T&I Account maintained by the Buyer) incurred by Buyer in connection with the Mortgage after the Closing Date.

         10. CERTAIN AGREEMENTS WITH RESPECT TO NINETY-DAY MORTGAGES. Seller and Buyer further agree with reference to the Ninety Day Mortgages that in the event that (i) a check or checks in payment of any amount due or to become due under any such mortgage shall have been received by Seller prior to the close of business on Seller's Cut-off Date and shall be returned uncollected for any reason; and (ii) such Mortgage would have been a Ninety-Day Mortgage as of the close of business on Seller's Cut-off Date except for the receipt on or prior to such date of such check or checks, then Seller shall immediately pay to Buyer the portion of the Purchase Price attributable to the servicing rights for such Mortgage received by Seller at the Closing in accordance with the computation of the portion of the Purchase Price attributable to the servicing rights for any particular Mortgage as set forth in Section 8 above, and thereafter such Mortgage shall be treated as a Ninety-Day Mortgage.

         11. OTHER POST CLOSING ADJUSTMENTS. Seller shall promptly reimburse and remit to Buyer upon demand the portion of the Purchase Price paid by Buyer under Section 4.1.1 hereof with respect to any Mortgage which is prepaid or otherwise paid in full on or prior to the Closing Date, whether or not Seller shall have received and credited such payment on or before the Closing Date. If Buyer is not reimbursed in full within 12 months for the unreimbursed advances of Seller to the escrow accounts for which Buyer paid a portion of the Purchase Price under Section 4.1.2 hereof, the Seller will promptly reimburse and remit to Buyer upon demand the amount of any actual cash loss or losses (including, but not limited to, the portion of the Purchase Price paid under 4.1.2 hereof) incurred by Buyer in connection with such reimbursed advances to any such escrow account with respect to any Mortgage. Thereafter, if unreimbursed advances are paid to Buyer, Buyer will reimburse the same amount to Seller.

         Seller shall not use, and shall prohibit its affiliates, correspondents, wholesale sources, successors or assigns from using, the mortgagor list of the Mortgages or other data or information related to the Mortgages for purposes of soliciting a refinancing of the Mortgages or conducting marketing programs of any type, such list, data and information after the Closing Date being the sole property of Buyer. Seller shall not take any action which would permit use of such list, information or data by a third party. Should the Seller, its affiliate, correspondent, wholesale sources, successors or assigns solicit any of the mortgagors who have executed the Mortgages, the servicing of which is sold hereby, and such mortgagors pay off amounts owing to Buyer, Seller shall reimburse the fees Buyer has previously paid for such Mortgages.

         12. CLOSING CONDITIONS. The respective obligations of Buyer and Seller to complete the purchase and sale of the Property pursuant to this Agreement are subject to the fulfillment on or prior to Closing Date of each of the following conditions to be fulfilled by the other, unless the same is specifically waived in writing by the party for whose benefit the same is to be fulfilled:

               12.1. Seller and Buyer shall each have materially performed all of its covenants and agreements contained herein which are required to be performed by each of them on or prior to the Closing and Transfer Date.

               12.2. All representations and warranties of Seller and Buyer respectively set forth in this Agreement shall be true in all material respects at and as if made on the Closing and Transfer Date.

               12.3. All requisite federal, state and local governmental and regulatory approvals relating to the transactions contemplated hereby shall have been obtained.

               12.4. (Intentionally Blank)

               12.5. Buyer shall have received from the Seller a copy of the monthly accounting report prepared by Seller, certified to be true and correct in all material respects by an authorized officer of Seller, with respect to each Mortgage as of Seller's Cut-off Date, together with a reconciliation for each such report.

               12.6. Buyer shall have received from Seller a copy of the Schedule of Mortgages for each of the Mortgages identified on Exhibit A, updated as of the close of business on Seller's Cut-off Date so that all Mortgages which have been satisfied as of said date can be deleted, together with a certificate signed by Seller's authorized officer, dated as of Closing Date, that all information set forth therein is true and correct. This Exhibit shall be delivered no later than the Closing Date.

               12.7. Buyer shall have received from Seller a certificate signed by Seller's authorized officer dated as of the Transfer Date, setting forth separately the amount of all unreimbursed advances made by Seller on or prior to Seller's Transfer Date to all escrow accounts maintained in connection with the Mortgages, identifying by loan number each Mortgage as to which such unreimbursed advances shall have been made, together with a statement that as of the Transfer Date all information set forth in such certificate is true and correct in all material respects.


               12.8. Buyer shall have received from Seller an assignment of each service agreement with the Investors, and/or any consent required from the Investors to such assignment.

               12.9. Seller will deliver to Buyer written approval of transfer of servicer rights and responsibilities from each Investor, effective on the Transfer Date.

         13. NOTICES. Any notice or demand which is required or permitted to be given by any provision of the Agreement shall be deemed to have been sufficiently given if either serviced personally or sent by prepaid or registered or certified mail, addressed at its address set for below:


                    SELLER
         California United Bank
         16030 Ventura Blvd.
         Encino, CA  91436

                    BUYER
         Douglas County Bank & Trust Co.
         6015 N.W. Radial Highway
         Omaha, NE  68104

         Either party may change its address by written notice to the other.

         14. ENTIRE AGREEMENT. This Agreement, together with the agreements and instruments referred to herein, contains the entire agreement of the parties and there are no representations, inducements or other provisions other than those expressed in writing herein. All changes, additions or deletions hereto must be made in writing and signed by each of the parties.

         15. SURVIVAL OF PROVISIONS. All of the covenants, agreements, representations and warranties made herein by the parties hereto shall survive and continue in effect after the consummation of the transactions contemplated hereby. The parties hereto shall, from time to time after the Closing Date, at the request of each of the other and without further consideration, execute and deliver such instruments and take such action as may be reasonably necessary, proper and convenient to consummate the transactions contemplated hereby.

         16. WAIVERS. A waiver of any term, condition or obligation under this Agreement by any party shall not be construed as a waiver by such party of any other term, condition or obligation nor shall any such waiver constitute a waiver of subsequent breach of the same term, condition or obligation or of any right consequent thereon.

         17. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of Nebraska.

         18. BROKERAGE FEES. Buyer and Seller represent that no brokerage fees or commissions were incurred by either of them in connection with this transaction, with the exception of those due Hamilton, Carter, Smith & Co., which are Seller's responsibility.

         19. LITIGATION. In the event of litigation concerning provisions of this Agreement, the prevailing party shall be entitled to attorney's fees and costs, including appellate attorney's fees and costs, if any.

         20. ASSIGNMENTS. Seller, at its own expense, will prepare assignments to Buyer and have recorded such assignments immediately after Transfer.

         21. TRANSFER FEES. All investor and tax service transfer fees will have been paid by the Seller.

         22. TAPE TO TAPE TRANSFER. Prior to the Transfer Date, Seller will have prepared at its expense a diskette containing master file information in the Buyer's prescribed format and file specifications.

         23. RIGHT TO CURE. Buyer and Seller acknowledge that technical deficiencies, in documentation or otherwise, may be present in the Mortgage Portfolio and administration thereof which are susceptible of cure. Accordingly, prior to exercising any right which it may have under this Agreement with regard to any such technical deficiency in the Mortgage Portfolio, Buyer will give Seller not less than thirty (30) days' notice, during which period Seller may attempt to cure any such deficiency. So long as Seller is diligently attempting to affect a cure, Buyer shall not enforce any right which may be occasioned by such deficiencies for which a cure is being pursued. However, if said deficiencies are not cured within a reasonable period of time, notwithstanding Seller's efforts to do so, Buyer may exercise its right under this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and sealed as of the day and year first above written.

                                            California United Bank
                                            ("Seller")

                                            By:
                                               ---------------------------------
                                               Pat Hartman
ATTEST:                                        Chief Financial Officer


-----------------------------------
                                            Douglas County Bank & Trust Co.
                                            ("Buyer")

                                            By:
                                               ---------------------------------
                                               John W. King
ATTEST:                                        Senior Vice President


-----------------------------------

Exhibit 21.  Subsidiaries of the Registrant

100% Owned:

California United Bank, National Association a national banking association

                                                                   APPENDIX D-2

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             AMENDMENT NUMBER ONE
                                  Form 10-K

/X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act
                                   of 1934

                 For the fiscal year ended December 31, 1994.
                                      OR
/ / Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange
                                 Act of 1934

        For the transition period from ______________ to ____________

                        Commission file number 0-11008


                                  CU BANCORP
            (Exact name of registrant as specified in its charter)

                        California                      95-3657044
                (State or other jurisdiction         (I.R.S. Employer
              of incorporation or organization)    Identification Number)

                           16030 Ventura Boulevard
                           Encino, California 91436
             (Address of principal executive offices)  (Zip Code)

       Registrant's telephone number, including area code (818) 907-9122


       Securities registered pursuant to Section 12(b) of the Act: None


         Securities registered pursuant to Section 12(g) of the Act:

                          Common Stock, no par value
                              (title of class)

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 month (or for shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X   No


Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 220.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. /X/

The aggregate market value of the voting stock held by non-affiliates of the registrant as of February 28, 1995: $29,139,633.

                         Common Stock, no par value-
The number of shares outstanding of the issuer's classes of common stock as of February 28, 1995 Common Stock, no par value 4,527,324 shares

                     DOCUMENTS INCORPORATED BY REFERENCE
                                     NONE

                       This document contains 20 pages.

  THE UNDERSIGNED REGISTRANT HEREBY AMENDS THE FOLLOWING ITEMS, FINANCIAL STATEMENTS, EXHIBITS OR OTHER PORTIONS OF ITS ANNUAL REPORT ON FORM 10 -K AS SET FORTH IN THE PAGES ATTACHED HERETO:

  FORM 10 -K FOR THE YEAR ENDED DECEMBER 31, 1994 IS HEREBY AMENDED TO INCLUDE
PART III, ITEMS 10, 11, 12 AND 13.


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



         CU BANCORP
         (REGISTRANT)



         BY:          /s/ STEPHEN G. CARPENTER
             ________________________________________________
             STEPHEN G. CARPENTER, CHIEF EXECUTIVE OFFICER

         BY:          /s/ PATRICK HARTMAN
             ________________________________________________
                PATRICK HARTMAN, CHIEF FINANCIAL OFFICER


DATE: APRIL 29, 1995

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

BOARD OF DIRECTORS

   The Bylaws of the Company provide that the number of directors of the Company may be no less than seven and no more than thirteen, with the exact number to be fixed by resolution of the Board of Directors or the shareholders. The number of directors is presently fixed at seven.

   The following table provides information as of the December 31, 1994 with respect to each person who was a member of the Board of Directors of the Company. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" for information pertaining to stock ownership of the nominees.



                                              POSITION AND OFFICE   POSITION AND OFFICE   DIRECTOR OF COMPANY
                                              -------------------   -------------------   -------------------
 NAME                                 AGE     WITH THE COMPANY      WITH THE BANK         AND BANK SINCE:
 ----                                 ---     ----------------      -------------         ---------------
 Kenneth L. Bernstein                 51      Director              Director              1994

 Stephen G. Carpenter                 54      Director,             Chairman, Chief       1992
                                              President, Chief      Executive Officer
                                              Executive Officer

 Richard H. Close                     49      Director, Secretary   Director, Secretary   1981

 Paul W. Glass                        48      Chairman              Director              1984

 M. David Nathanson                   64      Director              Director              1981

 Ronald S. Parker                     49      Director              Director              1993

 David I. Rainer                      37      Director, Chief       Director,             1992
                                              Operating Officer     President, Chief
                                                                    Operating Officer



         None of the directors or officers of the Company or the Bank were selected pursuant to any arrangement or understanding other than with the directors and officers of the Company and the Bank acting in their capacities as such. There are no family relationships between any two or more of the directors, officers, or persons nominated or chosen by the Board of Directors to become a director or officer and none serve as directors of any company required to report under the Securities Exchange Act of 1934, as amended, or any investment company registered under the Investment Company Act of 1940, as amended.

         Set forth below are brief summaries of the background and business experience, including principal occupation, of the director nominees.

         KENNETH L. BERNSTEIN, was elected to the Board of the Company and the Bank in December 1993, and assumed the positions in February 1994. He is the President of BFC Financial Corporation and has served in such capacity since 1965. BFC Financial Corporation performs a variety of service for both the finance industry and clients of that industry.

         STEPHEN G. CARPENTER, joined the Bank in 1992 from Security Pacific National Bank where he was Vice Chairman in charge of middle market lending from July 1989 to June 1992. Mr. Carpenter was previously employed at Wells Fargo Bank from July 1980 to July 1989, where he was an Executive Vice President. He assumed the role of Chairman of the Bank in February, 1994.

         RICHARD H. CLOSE has been a principal in the law firm of Shapiro, Posell, Rosenfeld & Close, a Professional Corporation, in Los Angeles, California, since 1977.

         PAUL W. GLASS is a certified public accountant and has been a principal in the accountancy firm of Glass & Rosen, in Encino, California, since 1980.

         M. DAVID NATHANSON was formerly President of Nathanson, Lewis & Harris Advertising until 1989. He is currently retired.

         RONALD S. PARKER has been the Chairman of Parker, Mulcahy & Associates, a regional merchant banking firm, since May 1992. Prior to that he was the Executive Vice President and Group Head of the Corporate Banking Group of Security Pacific National Bank from March of 1991 to May of 1992. He held a similar position at Wells Fargo National Bank from 1984 to 1991. *Mr. Parker resigned from the Board in December 1993. He was reappointed in 1994.

         DAVID I. RAINER was appointed Executive Vice President of the Bank in June 1992 and assumed the position of Chief Operating Officer in late 1992. He assumed the title of President of the Bank in February, 1994. From July 1989 to June 1992, Mr. Rainer was employed by Bank of America (Security Pacific National Bank) where he held the position of Senior Vice President. From March 1989 to July 1989, Mr. Rainer was a Senior vice President at Faucet & Company, where he co-managed a stock and bond portfolio. From July 1982 to March 1989, Mr. Rainer was employed by Wells Fargo Bank, where he held the positions of Vice President and Manager.

         No director, officer or affiliate of the Company or of the Bank, no owner of record or beneficially of more than five percent of any class of voting securities of the Company or no associate of any such director, officer or affiliate is a party adverse to the Company or the Bank in any material pending legal proceedings to which the Company or the Bank is a party.

EXECUTIVE OFFICERS

         Set forth below is certain information as of December 31, 1994 with respect to each of the executive officers of the Company.

                                                 POSITION AND            POSITION AND
                                                 OFFICES WITH THE        OFFICES WITH            OFFICER
 NAME                                  AGE       COMPANY                 THE  BANK               SINCE
 ----                                  ---       -------                 ---------               -----
 STEPHEN G. CARPENTER                  55        Director, Chief         Chairman, Chief         1992
                                                 Executive Officer       Executive Officer

 DAVID I. RAINER                       38        Director, Chief         Director, President,    1992
                                                 Operating Officer       Chief Operating
                                                                         Officer

 ANNE WILLIAMS                         37        Chief Credit Officer    Chief Credit Officer    1992

 PATRICK HARTMAN                       45        Chief Financial         Chief Financial         1992
                                                 Officer                 Officer

Set forth below are brief summaries of the background and business experience, including principal occupation, of the executive officers of the Company who have not previously been discussed herein.

         PATRICK HARTMAN has been employed by the Bank since November, 1992. Prior to assuming his present positions he was Senior Vice President/Chief Financial Officer for Cenfed Bank for a period during 1992. Mr. Hartman held the post of Senior Vice President/Chief Financial Officer of Community Bank, Pasadena, California, for thirteen years.

         ANNE WILLIAMS joined the Bank in 1992 as Senior Loan Officer.   She
was named to the position of Chief Credit Officer in July 1993. Prior to that time she spent five years at Bank of America / Security Pacific National Bank, where she was a credit administrator in asset based lending, for middle market in the Los Angeles Area. Ms. Williams was trained at Chase Manhattan Bank in New York, and was a commercial lender at Societe Generale in Los Angeles and Boston Five Cents Savings Bank where she managed the corporate lending group.

ITEM 11.         EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following information is furnished with respect to (i) the chief executive officer of the Corporation and (ii) each of the other executive officers of the Corporation (including officers of the Bank who may be deemed to be executive officers of the Corporation), who were serving as executive officers at December 31, 1994 (the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                              Annual Compensation                                    Long Term Compensation Awards

 Name and Principal Position      Year     Salary      Bonus         Other Annual    Options   LTIP       All Other
 ---------------------------      ----     ------      -----         ------------    -------   ----       ---------
                                                                     Compensation    / Sar's   Payouts    Compensation
                                                                     ------------    -------   -------    ------------
 Stephen G. Carpenter             1992     $144,872    $ 50,000(3)   $ 7,000(2)       74,000   0          0
 Chief Executive Officer /        1993     $250,000    $ 50,000(3)   $12,000(2)       25,000              $1,882(5)
 Chief Executive Officer -        1994     $256,250    $ 50,000      $13,440(2)      100,000              $2,250(5)
 California United Bank

 David I. Rainer                  1992     $108,333    $ 50,000      $ 5,000(2)       55,000   0          0
 Chief Operating Officer /        1993     $200,000    $100,000      $12,000(2)       25,000              $3,000(5)
 President and Chief Operating    1994     $205,000    $ 50,000      $12,330(2)       75,000              $2,250(5)
 Officer - California United
 Bank

 Patrick Hartman                  1993     $138,000    $  0          $ 8,450(2)       20,000   0          0
 Senior Vice President            1994     $140,021    $ 13,000      $ 8,653(2)       10,000              0
 Chief Financial Officer /
 Chief Financial Officer -
 California United Bank

 Anne Williams                    1993     $103,400    $ 25,000      $ 7,800(2)       5,000    0          $1,439(5)
 Executive Vice President         1994     $124,000    $ 15,000      $ 8,092(2)      10,000               $2,085(5)
 Chief Credit  Officer / Chief
 Credit Officer - California
 United Bank

(1) The Company provides memberships in certain clubs for certain executives, the use of which primarily relates to Company business. The value of the personal use, if any, of all such benefits cannot be specifically determined and is not reported in the table.

(2) Consists of amounts paid for automobile allowances and term life insurance.

(3)      These amounts were signing bonuses.

(4) One half of this amount was a signing bonus. The remainder was a merit bonus.

(5) Consists of the Company's matching portion of 401-K Plan contributions.

STOCK OPTIONS

The table on the following page contains information concerning the grant of stock options during the fiscal year ended December 31, 1994 to the Named
Executives:

                  OPTION / SAR GRANTS IN THE LAST FISCAL YEAR


 INDIVIDUAL GRANTS                                                                                             POTENTIAL
                                                                                                               REALIZABLE VALUE AT
                                                                                                               ASSUMED ANNUAL
                                                                                                               RATES
                                                                                                               OF STOCK PRICE
                                                                                                               APPRECIATION FOR
                                                                                                               THE OPTION TERM


 Name                     OPTIONS/SARS     % OF TOTAL               EXERCISE OR     EXPIRATION     5%($)           10%($)
                          GRANTED          OPTIONS/SARS GRANTED     BASE PRICE      DATE
                          # (1)(2)(3)(4)   TO EMPLOYEES IN FISCAL   ($ / SH)
                                           YEAR
 Stephen Carpenter        100,000          36.45%                   $6.625          3/29/04        $416,642.69     $1,055,854.38

 David Rainer              75,000          28.09%                   $6.625          3/29/04        $312,482.02     $  791,890.78

 Patrick Hartman           10,000           3.75%                   $6.625          3/29/04        $ 41,664.27     $  105,585.44

 Anne Williams             10,000           3.75%                   $6.625          3/29/04        $ 41,664.27     $  105,585.44

(1) The options are exercisable in 20% increments commencing one year subsequent to grant and are exercisable over a six year period, provided however, that the options shall vest fully upon the occurrence of certain significant events that include a merger or dissolution of the Company or sale of substantially all the Company's assets. As of December 31, 1994 options equal to the amounts set forth in the section herein entitled "Security Ownership of Certain Beneficial Owners and Management", above were vested.
The vested portion of each option may be exercised at any time prior to its expiration by tendering the exercise price in cash, check or in Shares of Common Stock, valued at fair market value on the date of exercise. Each option will terminate three months after termination of employment for any reason other than death or disability. In the event of termination due to death or disability, the option will terminate no later than one year after such termination. Each option is not transferable other than by will or the laws of distribution and is not exercisable by anyone other than the optionee during his lifetime. If the outstanding shares of stock of the Company are increased, decreased or changed into or exchanged for, a different number or kind of shares or securities of the Company, without receipt of consideration by the Company, a corresponding adjustment changing the number or kind of shares and the exercise price per share allocated to unexercised options shall be made. Subject to certain limitations in the Plan, each option may be amended by mutual agreement of the optionee and the Company.

(2) The exercise price of all options is adjustable in connection with stock dividends, stock splits and similar events.

(3)  The Potential Realizable Value is the product of (a) the difference
between (i) and   the product of the closing market price per share at the
grant date and the sum of (A) 1 plus (B) the assumed rate of appreciation of the Common Stock compounded annually over the term of the option and (ii) the per share exercise price of the option and (b) the number of shares of Common Stock underlying the option at December 31, 1994. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on a variety of factors, including market conditions and the price performance of the Common Stock. There can be no assurance that the rate of appreciation presented in this table will be achieved.

(4) Reflects the number of shares of Common Stock underlying the options granted to the Named Executives during the year. Each of the options was granted pursuant to the Company's 1983, 1985, or 1993 Stock Option Plans.

No options were exercised during 1994 by any of the named parties in the Compensation Table. No exercise price of any option previously granted to any executive officer was adjusted or amended ("repriced") during 1994.

                       AGGREGATED FISCAL YEAR END OPTION
                                     VALUES


                                         Number of Unexercised                   Value of Unexercised
                                         Options at 12/31/94                     In-the-money Options
                                         -------------------                     at 12/31/94
                                                                                 -----------

 Name                                    Exercisable / Unexercisable             Exercisable / Unexercisable
 ----                                    ---------------------------             ---------------------------
 S. Carpenter                             39,600 / 159,400                       $66,850 / $112,775

 D. Rainer                                31,429 / 123,571                       $55,111 / $ 92,044

 Patrick Hartman                           3,999 /  26,001                       $   750 / $  5,000

 Anne Williams                             7,000 /  23,000                       $12,375 / $ 20,750

DEFERRED COMPENSATION PLAN

         In December of 1992, the Bank terminated its deferred compensation plan whereby eligible senior officers and directors of the Bank were entitled to defer certain amounts of compensation and received limited matching amounts from the Bank. All participants were paid in full. No compensation was received by the parties named in the Summary Compensation Table.


OTHER MATTERS RELATED TO COMPENSATION


OTHER COMPENSATION / GOLDEN PARACHUTES

         Mr. Carpenter and Mr. Rainer do not have employment contracts, However, in the event that there is a change in control ("Change of Control) of the Bank or its parent company (including a change of more than 50% of the current shareholders of the Company), Mr. Carpenter and Mr. Rainer will each be entitled to any accrued but unpaid bonus at that time. Additionally, in the event of a Change of Control, if a position commensurate with either of their current positions with the Bank is not offered and either elects to resign, the Bank will pay the resigning party, subject to non-disapproval by the regulators, 12 months' compensation.

         During 1993, the Bank sold its mortgage origination network and certain related loan production offices. In connection with that transaction, compensation was required by prior agreement to be paid to the two officers who had founded the mortgage banking division and who managed that business with regard to the value of the mortgage servicing portfolio (which was retained by the Bank) and related to the profitability of the division. As a result, each of Messrs. Douglas Jones and Daniel LuVisi received total compensation of $900,507 for the period January 1, 1993 through the sale date of November 10, 1993, including $714,126 related to bonuses and other payments based on profitability and value of the mortgage servicing portfolio. Messrs. Jones and LuVisi resigned from their positions with the Bank concurrently with the sale of the mortgage origination network, to be employed by the purchaser of the network.

COMPENSATION OF DIRECTORS

         Directors of the Company receive no compensation for attending meetings of the Board of Directors. However, the directors of the Company also serve as directors of the Bank. The Bank paid the sum of between $3,800 and $1,600 per month during 1993 to each director of the Bank, depending on the number and type of meetings attended by the director. The Director Compensation Plan ties director compensation to board and committee meeting attendance and is also designed to be substantially similar in total compensation to similar banking institutions. Directors who are also salaried employees of the Bank do not receive any additional compensation for activities as directors. Eligible directors receive: (i) $1,000 per board meeting; and (ii) $200 per committee meeting (for committees for which they are members). During 1994, director compensation ranged from $22,600 at the highest to $15,600 at the least, for the entire year, and totalled $130,200 in the aggregate for the year 1994.

SPECIAL STOCK OPTION PLAN

         On October 20, 1987, the shareholders of the Company approved the 1987 Special Stock Option Plan ("Special Plan") for the Company's directors, to encourage them to continue as directors, give them additional incentive as directors and reward them for past services. This Special Plan is limited to directors of the Company and the Bank and provides for the issuance of 120,960 authorized but previously unissued shares of Common Stock. Only options which do not qualify as "incentive stock options" ("Nonstatutory Stock Options") under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), may be issued. Pursuant to the shareholders' approval of the Special Plan, each then current director received options to purchase 15,120 shares. THERE ARE NO ADDITIONAL OPTIONS CURRENTLY AVAILABLE FOR GRANT UNDER THE SPECIAL PLAN. The majority of the current directors do not have any special options, although Messrs. Carpenter and Rainer have employee stock options. Options terminate 90 days after a director ceases being a director.

         The Special Plan provides that the exercise price shall not be less than 100% of the fair market value of the shares on the day the options are granted. On October 20, 1987, when the shareholders approved the Special Plan, the directors received such options with an exercise price of $5.791 per share. The options have an exercise period of ten years and are currently fully vested.

         Options granted under the Special Plan are nontransferable (other than by the laws of descent and distribution) and may not be exercised more than three months after termination of directorship, except in the case of the death or disability of an optionee. In such event, the option remains exercisable for one year to the extent it was exercisable at the date of death or disability.

         Pursuant to the Special Plan, payment for the exercise of options must be received in full prior to the issuance of shares. Payment may be made (a) in cash, (b) by delivery of shares of Common Stock previously owned by the optionee (to the extent legally permissible), or (c) in a combination of common Stock and cash. The Special Plan also enables an optionee the possibility to satisfy tax withholding amounts due upon exercise with shares of Common Stock rather than cash, by either delivering already owned shares of Common Stock or withholding from the shares of Common Stock to be issued upon exercise that number of shares which, based on the value of the Common Stock, would satisfy the tax withholding amounts due. Since the Common Stock is listed on NASDAQ, the value of the Common Stock delivered as payment or withheld is deemed to be the closing price of the stock on the date of exercise or, if no sale occurred on such date, the nearest preceding day on which a sale of Common Stock occurred.

DIRECTOR WARRANTS

         In May 1985, the shareholders ratified the grant to certain directors at that time, of warrants to purchase 30,006 shares each, a total of 330,066 shares of Common Stock, over a ten-year period as compensation for the personal guarantees of a capital note of the Company in the amount of $1,250,000 from First Interstate Bank of California. Director Glass received an identical warrant to purchase 30,006 shares, at a later date. To comply with regulatory capital requirements by supporting the Company's additional asset growth, the Company issued the capital note, for which the lender required the guarantees by the directors in connection with the purchase of such capital note. The exercise price of such warrants of $4.17 per share was the weighted average price of the Common Stock for the 60 days prior to April 2, 1984, the date on which First Interstate Bank of California approved the purchase of the capital note. The purchase price of each warrant to purchase 30,006 shares was $750. As of March 31, 1995, all of the warrants had been exercised and there are no warrants outstanding.

         In January 1994, the board of directors awarded former chairman of the board Dr. Jon P. Goodman warrants to purchase 7,500 shares of stock at fair market value on date of grant which was $7.00, in recognition of her services to the Company, in view of the fact that she was the only long term director without such incentive, and in connection with her resignation. Dr. Goodman also received special compensation of $30,000 at the same time.

EMPLOYEE STOCK OPTION PLAN (1983)

         In April 1983, the Company adopted the Employee Stock Option Plan
(1983) ("1983 Plan") which the shareholders approved in May 1983. The 1983 Plan provided for the issuance of both "incentive stock options" within the meaning of Section 422A of the Code ("Incentive Stock Options") and Nonstatutory Stock Options. The number of shares of Common Stock reserved for issuance under the 1983 Plan was 400,075. As of December 31, 1994, there were 49,030 shares subject to outstanding options. NO SHARES REMAIN AVAILABLE FOR FUTURE GRANTS. THE 1983 PLAN HAS EXPIRED BY ITS TERMS, ALTHOUGH OUTSTANDING OPTIONS REMAIN AND ARE EXERCISABLE OVER THE PERIOD DESIGNATED IN THE 1983 PLAN.

         Only full time employees of the Company or the Bank were eligible to participate in the 1983 Plan. No director of the Company who is not an officer was eligible for a grant of options under the 1983 Plan. Options are exercisable in installments as provided in individual stock option agreements.

         The exercise price of options under the 1983 Plan was equal to at least 100% of the fair market value of the Common Stock as of the date of grant. The exercise price is due in full upon exercise and may be paid (a) in cash, (b) by delivering shares of Common Stock equal in value to the exercise price, subject to certain limitations for shares of stock previously acquired upon exercise of an incentive stock option, or (c) by a combination of cash and Common Stock. Since the Common Stock is listed on NASDAQ, the value of the Common Stock delivered as payment is deemed to be the closing price of such stock as the date of exercise or, if no sale occurred on such date, the nearest preceding day on which a sale of Common Stock occurred.

         No option granted under the 1983 Plan is transferable by the optionee other than by will or the laws of descent and distribution. Each option is exercisable only while the optionee is employed by the Company, except that if the optionee's employment is terminated for any reason, the option is exercisable for a period of three months thereafter. Upon the disability or death of an optionee, such option is exercisable within one year from the date of disability or death. Information as to grants of options under the 1983 Plan during 1992 is set forth in the section entitled "Compensation of Executive Officers and Directors".

FIRST AMENDED AND RESTATED 1985 EMPLOYEE STOCK OPTION PLAN

         In October 1985 the shareholders approved the adoption of, and in October 1987 the shareholders approved the amendment to, the First Amended and Restated 1985 Employee Stock Option Plan ("1985 Plan") which provides for the issuance of incentive or nonstatutory stock options. The 1985 Plan provides for the issuance of options to purchase 350,000 shares of Common Stock. As of December 31, 1994, there were 248,440 shares subject to outstanding options, 62,828 shares had been issued upon exercise of options, and 38,732 shares were available for future grants.

         As the 1985 Plan is presently drafted, the Board of Directors, or a Stock Option Committee appointed by the Board of Directors, may administer the plan.

         Only full time employees and directors are eligible to participate in the 1985 Plan. However, no options have been issued to any director who is not a full-time employee under the 1985 Plan and there is no intention to do so. Options are exercisable in installments as provided in individual stock option agreements. The 1985 Plan terminates in 1995.

         The Board of Directors has the authority to determine the exercise price for all stock options granted under the 1985 Plan; provided, however, such exercise price must be equal to at least 100% of the fair market value of the Common Stock as of the date of grant, and provided further, the exercise price for an incentive stock option granted to a Ten Percent Shareholder may not be less than 110% of the fair market value of the Common Stock on the date of grant. The exercise price is due in full upon exercise and may be paid (a) in cash, (b) by delivering shares of Common Stock equal in value to the exercise price, subject to certain limitations for shares of stock previously acquired upon exercise of an incentive stock option, or (c) a combination of cash and Common Stock.
Since the Common Stock is listed on NASDAQ, the value of the Common Stock delivered as payment is deemed to be the closing price of such stock as the date of exercise or, if no sale occurred on such date, the nearest preceding day on which a sale of Common Stock occurred.

         The term during which an option granted under the 1985 Plan is exercisable may not exceed ten years from the date of grant; provided, however, an option granted to a Ten Percent Shareholder may not have a term in excess of five years. The aggregate fair market value of the Common Stock (determined at the date of grant) for which any employee may be granted incentive stock options to be first exercisable in any fiscal year may not exceed $100,000. No option granted under the 1985 Plan is transferable by the optionee other than by will or the laws of descent and distribution. Each option is exercisable only while the optionee is employed by the Company, except that if the optionee's employment is terminated for any reason, the option is exercisable for a period of three months thereafter. Upon the disability or death of an optionee, such option is exercisable within one year from the date of disability or death.

         Information as to options granted pursuant to the 1985 Plan to executive officers is contained in the section "Compensation of Executive Officers and Directors".

1993 EMPLOYEE STOCK OPTION PLAN

         In November, 1993, the Board of Directors adopted and approved, subject to shareholder approval, the CU Bancorp 1993 Employee Stock Option Plan (the " 1993 Plan"). The 1993 Plan was approved by requisite vote of the shareholders on December 17, 1993. There were 400,000 shares reserves for option issuances under the 1993 Plan. At December 31, 1995 options for 262,000 shares had been granted under the 1993 Plan, there were 258,000 shares outstanding under the 1993 Plan and there were 142,000 shares available for grant under the 1993 Plan. All full time employees of the Company and its subsidiary are eligible to participate.

         The 1993 Plan supplements the Company's other stock option plans and provides an additional vehicle through which the Company can continue to grant options to key employees. The Board of Directors believes that the Company's long-standing policy of encouraging stock ownership by its key employees in part through the granting of stock options has enhanced the Company's ability to retain and attract such persons.

         Options issued under the 1993 Employee Plan shall, in the discretion of a committee appointed by the Board of Directors (as described below), be either incentive stock options ("Incentive Stock Options") as that term is used in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor thereto, or options which do not qualify as incentive stock options ("Non-Qualified Stock Options").

         ADMINISTRATION

         The 1993 Plan is administered by a committee (the "Committee") appointed by the Board of Directors, which shall consist of not less than two members of the Board of Directors. Each member of the Committee shall be a disinterested person as provided in Rule 16b-3(c)(2) promulgated pursuant to the Securities Exchange Act of 1934, as amended. The Committee shall have full power and authority in its discretion to take any and all action required or permitted to be taken under the 1993 Plan. At the present time the Compensation Committee serves as the Stock Option Committee.

      GRANTS, VESTING AND EXERCISE PRICE OF OPTIONS UNDER THE 1993 EMPLOYEE PLAN

         Under the 1993 Employee Plan, the Committee shall select the eligible participants to whom options will be granted, the type of option to be granted, the exercise price of each option, the number of shares covered by such option and the other terms and conditions of each option. The eligible employees are able to receive Incentive and Non-Qualified Stock Options; provided, however, that the aggregate fair market value (determined at the time the Incentive Stock Option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by the optionee during any calendar year (under all Incentive Stock Option plans of the Company) shall not exceed One Hundred Thousand Dollars ($100,000). Should it be determined that any Incentive Stock Option granted exceeds such maximum, such Incentive Stock Option shall be considered to be a Non-Qualified Stock Option to the extent, but only to the extent, of such excess.

         None of the options will be exercisable within the first 12 months from the date of the grant. Each option shall become exercisable in the following four cumulative annual installments: 25% on the first anniversary date of the grant; an additional 25% on the second anniversary date of the grant; an additional 25% on the third anniversary date of the grant; and the last 25% on the fourth anniversary date of the grant. From time to time during each of such installment periods, the option may be exercised with respect to some or all of the shares allotted to that period and/or with respect to some or all of the shares allotted to any prior period as to which the option was not fully exercised. During the remainder of the term of the option (if its term extends beyond the end of the installment periods), the option may be exercised from time to time with respect to any shares then remaining subject to the option.

         The exercise price of Common Stock acquired pursuant to an option granted under the 1993 Employee Plan shall be paid in cash or check payable at the time the option is exercised, in whole shares of stock of the Company owned by the optionee having a fair market value on the exercise date (determined by the Committee in accordance with any reasonable evaluation method including the evaluation method) equal to the option price of the shares being purchased, or a combination of stock and cash or check, equal in the aggregate to the option price of the shares being purchased.

         ADJUSTMENTS UPON CHANGES IN STOCK

         If the outstanding shares of the stock of the Company are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities of the Company, without receipt of consideration by the Company, through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation, or otherwise, an appropriate and proportionate adjustment shall be made in the number and kind of shares as to which options may be granted. A corresponding adjustment changing the number or kind of shares and the exercise price per share allocated to unexercised options, or portions thereof, which shall have been granted prior to any such change shall likewise be made. Any such adjustment, however, in an outstanding option shall be made without change in the total price application to the unexercised portion of the option but with a corresponding adjustment in the price for each share subject to the option. Adjustments under this section shall be made by the Committee whose determination as to what adjustments shall be made, and the extent thereof, shall be final and conclusive. No fractional shares of stock shall be issued under the 1993 Plan on account of any such adjustment.

         EXPIRATION, TERMINATION AND TRANSFER OF OPTIONS

         Under the 1993 Employee Plan, no option may extend more than ten (10)
years from the date of grant.    For purposes of the 1993 Plan, the date of
grant of an option shall be the date on which the Committee takes final action approving the award of the option, notwithstanding the date the optionee accepts the option, the date of execution of the option agreement, or any other date with respect to such option. Except in the event of termination of employment due to death, disability or termination for cause, options will terminate three (3) months after an employee optionee ceases to be employed by the Company or its subsidiaries, unless the options by their terms were scheduled to terminate earlier. During that three (3) month period after the employee optionee ceases to be employed by the Company or its subsidiaries, such options shall be exercisable only as to those shares with respect to which installments, if any, had accrued as of the date of which the optionee ceased to be employed by the Company or its subsidiaries. If such termination was due to such optionee's permanent and total disability, or such optionee's death, the option, by its terms, may be exercisable for one year after such termination of employment. If the employee optionee's employment is terminated for cause, the option terminates immediately, unless such termination is waived by the Committee. An option by its terms may only be transferred by will or by laws of descent and distribution upon the death of the optionee, shall not be transferable during the optionee's lifetime and shall be exercisable during the lifetime of the person to whom the option is granted only by such person.

         TERMINATION AND AMENDMENT OF THE 1993 PLAN

         The 1993 Plan will terminate upon the occurrence of a terminating event, including, but not limited to, liquidation, reorganization, merger or consolidation of the Company with another corporation in which the Company is not the surviving corporation or resulting corporation, or a sale of substantially all the assets of the Company to another person, or a reverse merger in which the Company is the surviving corporation but the shares of the Company's stock outstanding immediately preceding the merger are converted by virtue of the merger into other property (a "Terminating Event"). The Committee shall notify each optionee not less than thirty (30) days prior thereto of the pendency of a Terminating Event. Upon delivery of such notice, any option outstanding shall be exercisable in full and not only as to those shares with respect to which installments, if any, have then accrued, subject, however, to earlier expiration or termination as provided elsewhere in each of the 1993 Plan. The Committee may also suspend or terminate the 1993 Plan at any time. Unless sooner terminated, the 1993 Plan shall terminate ten (10) years from the effective date, October 27, 1993, of the 1993 Plan. No options may be granted under the 1993 Plan while the 1993 Plan is suspended or after the 1993 Plan is terminated. Rights and obligations under any option granted pursuant to the 1993 Plan, while in effect, shall not be altered or impaired by suspension or termination of the 1993 Plan, except with the consent of the person to whom the stock option was granted.

         The 1993 Plan may be amended by the Committee at any time. However, except as otherwise provided in the 1993 Plan relating to adjustments upon changes in stock (e.g., stock splits or stock dividends), no amendment shall be effective unless approved by the affirmative vote of a majority of the shares of the Company present, or represented, and entitled to vote at a duly held meeting at which a quorum is present or by the unanimous written consent of the holders of all outstanding shares of the Company entitled to vote, if the amendment will: (a) increase the number of shares reserved for options under the 1993 Plan; (b) materially modify the requirements as to eligibility for participation in the 1993 Plan; or (c) materially increase the benefits accruing to participants under the 1993 Plan. Notwithstanding the foregoing, shareholder approval need not be obtained to effect any such amendment if the Committee determines that such approval is not otherwise required under applicable law and that the failure to obtain such approval will not adversely affect the 1993 Plan under the Code.

1994 NON EMPLOYEE DIRECTOR STOCK OPTION PLAN

         On April 27, 1994, the Board of Directors adopted and approved, subject to shareholder approval, the CU Bancorp 1994 Non-Employee Director Stock Option Plan (the "1994 Non-Employee Director Plan"), which was approved by the shareholders of the Company at the 1994 Annual Meeting of Shareholders. 200,000 shares were reserved for options under the 1994 Non-Employee Director Plan. All non-employee directors of the Company are eligible to participate in the 1994 Non-Employee Director Plan.

         The Plan is intended to provide a vehicle through which the Company can reward directors for the risks of directorship, encourage their continued service and encourage their stock ownership in the Company. The following discussion summarizes the principal features of the Plan. This description is qualified in its entirety by reference to the full text of the Plan, copies of which are available for review at the Company's principal office.

         The Company intends that options issued under the 1994 Non-Employee Directors plan shall be Non-Qualified Stock Options.

         The 1994 Non-Employee Director Plan is administered by a Committee, to the extent possible under applicable law. The Committee will not have any discretion in the amount of options to be granted to any party, the price of any option or the term and exercisability of any option. Option grants shall be automatic as described herein and shall not be variable by the Committee. Each member of a Committee shall be a disinterested person as provided in Rule 16b-3(c)(2) promulgated pursuant to the Securities Exchange Act of

1934, as amended. The Board of Directors or the Committee (as the case shall be) shall have full power and authority in its discretion to take any and all action required or permitted to be taken under the Plan.

        GRANTS, VESTING AND EXERCISE PRICE OF OPTIONS UNDER THE 1994 NON-EMPLOYEE DIRECTOR PLAN

        Under the 1994 Non-Employee Director Plan, the non-employee directors of the Company are eligible to receive Non-Qualified Stock Options. The 1994 Non-Employee Director Plan provides for the grant of options to non-employee directors, without any action on the part of the Committee, only upon the following terms and conditions:

        a. Each such person who was a director of the Company on July 1, 1994 (the "Effective Date") received Non-Qualified Stock Options to acquire 5,000 shares of stock of the Company, subject to adjustment, on the Effective Date, and such options shall be deemed to have been granted on the Effective Date.
                The Chairman of the Board on the Effective Date received options to purchase an additional 2,500 shares of the Company's Common Stock.

        b. Each such person who is a director of the Company on the day following an Annual Meeting of Shareholders in years commencing in 1995, shall receive non-qualified options to acquire 5,000 shares of stock of the Company, subject to adjustment, provided that the person who is then the Chairman of the Board shall receive additional nonqualified options to acquire 2,500 shares of stock of the Company, subject to adjustment; provided, however, that in the event the shares available under the 1994 Non-Employee Director Plan are insufficient to make any such grant, all grants made thereunder on such date shall be prorated.

        c. None of the options will be exercisable until the March 31 next following the date of grant. Each option shall become exercisable in the following four cumulative annual installments: 25% on the first March 31 following the date of the grant; an additional 25% on the second March 31 following the date of the grant; an additional 25% on the third March 31 following the date of the grant; and the last 25% on the fourth March 31 following the date of the grant. From time to time during each of such installment periods, the option may be exercised with respect to some or all of the shares allotted to that period, and/or with respect to some or all of the shares allotted to any prior period as to which the option was not fully exercised. During the remainder of the term of the option (if its term extends beyond the end of the installment periods), the option may be exercised from time to time with respect to any shares then remaining subject to the option.

        d. Subject to earlier termination as provided elsewhere in the 1994 Non-Employee Director Plan, each option shall expire ten (10) years from the date the option was granted.

        e. The exercise price of each option shall be equal to one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option is granted, which shall be the closing price for the stock of the Company on the date of such grant or if the date of such grant is not a trading day, the first immediately preceding trading day. The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such date, the average of the last reported bid and asked prices regular way, in either case on the principal national securities exchange registered under the 1934 Act on which the stock of the Company is admitted to trading or listed, or if not listed or admitted to trading on any national securities exchange, the last sale price of the stock of the Company on the National Association of Securities Dealers National Market System ("NMS") or, if not quoted in the NMS, the average of the closing bid and asked prices of the stock of the Company on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or any comparable system, or if the stock of the Company is not listed on NASDAQ or any comparable system, the closing bid and asked prices as furnished by any member of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose.

         The exercise price of Common Stock acquired pursuant to an option shall be paid in cash or check payable to the order of the Company at the time the option is exercised, in whole shares of stock of the Company owned by the optionee having a fair market value on the exercise date (determined by the Committee in accordance with any reasonable evaluation method) equal to the option price of the shares being purchased, or a combination of stock and cash or check payable to the order to the Company, equal in the aggregate to the option price of the shares being purchased.

         ADJUSTMENTS UPON CHANGES IN STOCK

         If the outstanding shares of the stock of the Company are increased, decreased or changed into, or exchanged for a different number or kind of shares or securities of the Company, without receipt of consideration by the Company, through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation, or otherwise, an appropriate and proportionate adjustment shall be made in the number and kind of shares as to which options may be granted. A corresponding adjustment changing the number or kind of shares and the exercise price per share allocated to unexercised options, or portions thereof, which shall have been granted prior to any such change shall likewise be made. Any such adjustment, however, in an outstanding option shall be made without change in the total price application to the unexercised portion of the option but with a corresponding adjustment in the price for each share subject to the option. Adjustments under this section shall be made by the Committee whose determination as to what adjustments shall be made, and the extent thereof, shall be final and conclusive. No fractional shares of stock shall be issued under the Plan on account of any such adjustment.

         EXPIRATION, TERMINATION AND TRANSFER OF OPTIONS

         Each option granted under the 1994 Non-Employee Director Plan shall, except as discussed below, expire ten (10) years from the date of the grant. Except in the event of termination of directorship due to death, or termination for cause, options will terminate twelve (12) months after an optionee ceases to be a director of the Company, unless the options by their terms were scheduled to terminate earlier. During that twelve (12) month period after the non-employee director optionee ceases to serve as a director of the Company, such options shall be exercisable only as to those shares with respect to which installments, if any, had accrued as of the date of which the optionee ceased to be a director of the Company or its subsidiaries. If such termination was due to such optionee's death while a director or in the twelve month period following termination of the directorship, the option, by its
terms, may be exercisable for one year after death.   If the non-employee
director optionee is removed from the Board of Directors of the Company for cause, the option terminates immediately on the date of such removal. Removal for cause shall include removal of a director who has been declared of unsound mind by an order of court or convicted of a felony. An option by its terms may only be transferred by will or by laws of descent and distribution upon the death of the optionee, shall not be transferable during the optionee's lifetime, and shall be exercisable during the lifetime of the person to whom the option is granted only by such person.

         TERMINATION AND AMENDMENT OF THE PLAN

         The Plan will terminate upon the occurrence of a terminating event, including, but not limited to, liquidation, reorganization, merger or consolidation of the Company with another corporation in which the Company is not the surviving corporation or resulting corporation, or a sale of substantially all the assets of the Company to another person, or a reverse merger in which the Company is the surviving corporation but the shares of the Company's stock outstanding immediately preceding the merger are converted by virtue of the merger into other property (a "Terminating Event"). The Board of Directors or the Committee (as the case may be) shall notify each optionee not less than thirty (30) days prior thereto of the pendency of a Terminating Event. Upon delivery of such notice, any option outstanding shall be exercisable in full and not only as to those shares with respect to which installments, if any, have then accrued, subject, however, to earlier expiration or termination as provided elsewhere in the Plan. The Board of Directors or the Committee (as the case may be) may also suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate ten
(10) years from the effective date, of the Plan. No options may be granted under the Plan while the Plan is suspended or after the Plan is terminated. Rights and obligations under any option granted pursuant to the Plan, while in effect, shall not be altered or impaired by suspension or termination of the Plan, except with the consent of the person to whom the stock option was granted.

ITEM 12.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                 The following table sets forth information as of December 31, 1994 pertaining to beneficial ownership of Common Stock by persons known to the Company to own five percent or more of such stock, current directors of the Company, all nominees to be directors of the Company and all directors and officers of the Company as a group. The information contained herein has been obtained from the Company's records, from information furnished directly by the individual or entity to the Company, or from various filings made by the named individuals with the Securities and Exchange Commission.

                 The Company is of the opinion that there is no person who possesses, directly or indirectly, the power to direct or cause to direct the management and policies of the Company, nor is it aware of the existence of a group of persons formed for such purpose, whether through the ownership of voting securities, by contract, or otherwise.

                                                                      AMOUNT AND NATURE OF
                                                                      BENEFICIAL                  PERCENT OF
 NAME OF BENEFICIAL OWNER           RELATIONSHIP WITH COMPANY         OWNERSHIP(2)(3)(4)          CLASS(1)
 ------------------------           -------------------------         ------------------          --------
 Kenneth L. Bernstein               Director, Nominee                       27,864                   .62

 Stephen G. Carpenter               Director, Nominee, President,           45,100                  1.20
                                    Chief Executive Officer

 Richard H. Close                   Director, Nominee                      116,486                  1.89

 Paul W. Glass                      Chairman, Director Nominee             100,028                  1.52

 M. David Nathanson                 Director                                97,145                  1.46

 Ronald S. Parker                   Director, Nominee                        6,000                   .13

 David I. Rainer                    Director, Nominee, Chief                33,429                   .74
                                    Operating Officer

 Dimensional Fund Advisors Inc.     Beneficial Owner of More Than          240,396(10)              5.38
                                    5%

 ALL CURRENT EXECUTIVE OFFICERS                                            437,551                  9.33
 AND DIRECTORS AS A GROUP (9  IN
 NUMBER)(6)(9)
------------------------------------------------------------------------------------

(1)      Only Common Stock is outstanding.

(2) Includes shares beneficially owned, directly and indirectly, together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted.

(3) Includes as if currently outstanding the following shares subject to options or warrants which are exercisable within 60 days.

 Director                                Options Exercisable                     Warrants Exercisable
 --------                                -------------------                     ---------------------
 Bernstein                                 0                                     0

 Carpenter                                39,600                                 0

 Close                                    15,120                                 30,006

 Glass                                    15,120                                 30,006

 Parker                                   0                                      0

 Nathanson                                15,120                                 30,006

 Rainer                                   31,429                                 0



(4) Shares issuable pursuant to options and warrants which may be exercised within 60 days of December 31, 1994 are deemed to be issued and outstanding in calculating the percentage ownership of those individuals possessing such interest, but not for any other individuals.

(5) Includes 27,461 shares held by the Glass, and Rosen Profit Sharing Plan of which Mr. Glass is a trustee.

(6) The listing of individuals as executive officers in this table or elsewhere in this Proxy Statement should not be interpreted as an indication that such individuals are considered to be executive officers of the Company or the Bank for any other purposes.

(7) Includes as if currently outstanding 127,388 shares subject to options and 90,018 shares subject to warrants held by directors and officers which are exercisable within 60 days from December 31, 1994.

(8)      Information is based on filing with Securities and Exchange Commission

(9) The address of all listed individuals, with the exception of Dimensional Fund Advisers, Inc. is c/o CU Bancorp, 16030 Ventura Boulevard, Encino, California 91436. The address of Dimensional Fund Advisers, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(10) Dimensional Fund Advisors, Inc. ("Dimensional"), a registered investment advisor is deemed to have beneficial ownership of 240,396 shares of CU Bancorp stock as of December 31, 1994, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc.,a registered open-end investment company or in a series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, of which Dimensional Fund Advisors Inc. serves as an investment manager. Dimensional Disclaims beneficial ownership of all such shares.

--------------------------------------------------------------------------------

ITEM 13.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


INDEBTEDNESS OF MANAGEMENT

         Some of the Company's directors and executive officers, as well as their immediate family and associates, are customers of, and have had banking transactions with, the Bank in the ordinary course of the Bank's business, and the Bank expects to have limited such ordinary banking transactions with such persons in the future. The Bank has adopted a policy that it generally will not make new loans to Directors, with the exception of loans fully secured by cash. In the opinion of the management of the Bank and except as provided below, all loans and commitments to lend included in such transactions were made in compliance with applicable laws, and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar credit worthiness, and did not involve more than a normal risk of collectibility or present other unfavorable features. Although the Bank does not have any limits on the aggregate amount it would be willing to lend to directors and officers as a group, loans to individual directors and officers must comply with the Bank's respective lending policies and statutory lending limits, and prior approval of the Board of Directors is required for these loans.

         There were no related party loans as of December 31, 1994.

         During 1992, the Bank charged off loans, and a letter of credit totalling $1,300,000 and $650,000 respectively, to a former director and another party. As a result of Bank initiated legal actions against the obligors and certain former officers and directors of the Bank settlements were entered into which resulted in recovery of approximately $1.1 Million. In addition, the settlement included potential long term payments of additional amounts. The Collateral for this long term obligation which was not given specific value by the Bank, has been substantially diminished or extinguished by the exercise of foreclosure powers under a deed of trust by an unaffiliated financial institution. The Bank has charged off all amounts related to these transactions and there is no assurance of further recovery.

OTHER MATERIAL TRANSACTIONS

         Except as set forth below, there are no other existing or proposed material transactions between the Company and the Bank and any of the Company's directors, executive officers, or beneficial owners of five percent or more of the Common Stock, or the immediate family or associates of any of the foregoing persons.

         In 1993, prior to his election as a director of the Company, Kenneth Bernstein entered into an agreement with the Bank to assist in collection of a large charged off credit. In exchange for Mr. Bernstein's assistance, the Bank agreed to pay him 50% of amounts recovered on such credit (after deduction of legal fees). Although the Bank, with Mr. Bernstein's assistance, located the debtor, the debtor subsequently filed bankruptcy and no amounts have been recovered.

REGULATORY AGREEMENT

         In November 1993, the Bank was informed by the Office of the Comptroller of the Currency ("OCC"), that the OCC had terminated the formal written agreement (the "Agreement") with the OCC entered into in June 1992, based upon the Bank's compliance with the provisions of the Agreement.

         In November 1993, the Federal Reserve Bank of San Francisco terminated a Memorandum of Understanding with the Company, originally entered into In August, 1992. The termination of the MOU was taken in recognition of the Company's compliance with these requirements.

                                                                  APPENDIX D-3


                                FORM 10-Q

                        SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


          /X/ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
              SECURITIES EXCHANGE ACT OF 1934.

          /X/ For the Quarterly Period Ended June 30, 1995, or

        Transition Pursuant to Section 13 or 15 (d) of the Securities
          Exchange Act of 1934


              For the transition period from _________ to _________.



                        Commission File Number  0-11008



                                CU BANCORP
                  (Exact name of registrant as specified in its charter)

            California                              95-3657044
      (State or other Jurisdiction of             (I.R.S. Employer
      incorporation or organization)            Identification Number)

                                818-907-9122
                  (Registrant's telephone number, including area code)

                              NOT APPLICABLE
(Former name, former address, and former fiscal year if changes since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes /X/   No / /


As of June 30, 1995, the Registrant has 4,587,330 outstanding shares of its Common stock, no par value.

                                CU Bancorp
                          Quarter Ended June 30, 1995
                          Table of Contents - Form 10-Q

                                                                          Page
Part I. Financial Information

    Item 1.  Financial Statements

        Management's Discussion and Analysis of Financial
        Condition and Results of Operation.                                  3

        Consolidated Statements of Financial Condition:
        -June 30, 1995, and December 31, 1994.                              13

        Consolidated Statements of Income:
        -Three and Six Month Periods Ended June 30, 1995, and
         June 30, 1994.                                                     14

        Consolidated Statements of Cash Flows:
        -Six Month Periods Ended June 30, 1995, and
         June 30, 1994.                                                     15

        Notes to Consolidated Financial Statements                          16

        Signatures                                                          20


Part II.  Other Information

    Item 1.  Legal Proceedings                                              21

    Item 2.  Changes in Securities                                          21

    Item 3.  Defaults Upon Senior Securities                                21

    Item 4.  Submission of Matters to a Vote of Security Holders            21

    Item 5.  Other Information                                              21

    Item 6.  Exhibits and Filings on Form 8-K                               21


Management Discussion and Analysis

Overview


The Company earned $699 thousand, or $.15 per share, during the second quarter of 1995, compared to $608 thousand, or $0.13 per share, during the same period in 1994. Over 66% of the earnings in the second quarter of 1994 were attributable to a gain on the sale of mortgage servicing rights. Since then, the earnings of the core commercial bank have grown steadily as the reliance on mortgage related income has declined. For the quarter ended June 30, 1995, only about 15% of pretax earnings related to sales of mortgage servicing.

The Bank's asset quality ratios continue to be exceptionally strong. At June 30, 1995, nonperforming assets were $285 thousand, compared with $66 thousand in the first quarter of 1995. The Bank did not have any real estate acquired through foreclosure at June 30, 1995, December 31, 1994 or June 30, 1994. The
Bank's allowance for loan losses as a percent of both nonperforming loans and nonperforming assets at the end of the second quarter of 1995 was 2648%, compared to first quarter 1995 levels of 11503%. Total nonperforming assets for the Bank have remained below $300 thousand for the past four consecutive quarters, reflecting the Bank's ongoing emphasis on credit quality. The Bank has enjoyed net recoveries, as recoveries exceeded chargeoffs for the first six months of 1995 and for all of 1994.

Capital ratios are strong, substantially exceeding levels required to be in the "well capitalized" category established by bank regulators. The Total Risk-Based Capital Ratio was 15.85%, the Tier 1 Risk-Based Capital Ratio was 14.57%, and the Leverage Ratio was 10.31% at June 30, 1995, compared to 15.4%, 14.12%, and 10.44%, respectively, at year-end 1994. Regulatory requirements for Total Risk-Based, Tier 1 Risk-Based, and Leverage capital ratios are a minimum of 8%, 4%, and 3%, respectively, and for classification as well capitalized, 10%, 6%, and 5%, respectively.

The Bank's strong capital and asset quality position have positioned the Bank for continued growth of its core business of providing relationship based services to middle market customers and are resources for its acquisition strategy. During the six months ended June 30, 1995, the Bank generated approximately $64 million in new loan commitments, compared with about $52 million for the comparable period of 1994.


Balance Sheet Analysis

Loan Portfolio Composition and Credit Risk

The Bank's loan portfolio at June 30, 1995 has maintained the high standards of credit quality that have been established as the commercial loan portfolio has been built over the past three years. Non performing assets have been virtually eliminated and exposures to real estate have been greatly reduced to consist primarily of loans secured by real estate made to the Bank's core middle market customers.

Total loans at June 30, 1995 increased by $9 million during the quarter, offsetting the decline of $6 million in the first quarter of 1995. Loan paydowns for the first quarter were unusually high, as a number of project related loans in the Entertainment division combined with normal payoffs and seasonality in the commercial portfolio. Loan levels at June 30, 1995 were $34 million above the June 30, 1994 level, reflected the ongoing success in producing new commercial relationships.

Table 1  Loan Portfolio Composition


Amounts in thousands of             June 30,         December 31,          June 30,
dollars
                                      1995               1994               1994

Commercial & Industrial             $147,721   83%     $142,885   82%   $  112,673    79%
Loans
Real Estate Loans:
    Commercial                        24,870    14       26,528    15       24,856     17
    Mortgages                          4,777     3        4,773     3        4,875      3
    Construction                           0     0          416     0          846      1
Total loans net of unearned fees    $177,368  100%     $174,602  100%     $143,250   100%



At June 30, 1995, the Bank had loans totaling $108 million maturing within one year, $58 million maturing after one but within five years, and $7 million maturing after five years. Loans due after one year totaling $5 million had predetermined interest rates.

Table 1a Loan Portfolio Maturities
(in Millions)                          Remaining Maturity

                                      Within     After One      After
                                        One      but Within     Five
                                       Year      Five Years     Years       Total
Commercial & Industrial Loans        $104,928     $39,556      $3,237    $147,721
Real Estate - Commercial & Mortgage     7,196      18,275       4,176      29,647
Total loans                          $112,124      57,831       7,413    $177,368
Loans due after one year with
predetermined interest rates                        2,955       1,697
Loans due after one year with
floating or adjustable rates                       54,876       5,716
                                                  $57,831      $7,413

Table 1a above summarizes the maturities of the loan portfolio based upon the contractual terms of the loans. The Bank does not automatically rollover any loans at maturity. Maturing loans must go through the Bank's normal credit approval process in order to roll a loan over to a new maturity date.

The Bank lending effort is focused on business lending to middle market customers. Current credit policy now permits commercial real estate lending generally only as part of a complete commercial banking relationship with a middle market customer. Commercial real estate loans are secured by first or second liens on office buildings and other structures. The loans are secured by real estate that had appraisals in excess of loan amounts at origination.

Monitoring and controlling the Bank's allowance for loan losses is a continuous process. All loans are assigned a risk grade, as defined by credit policies, at origination and are monitored to identify changing circumstances that could modify their inherent risks. These classifications are one of the criteria considered in determining the adequacy of the allowance for loan losses.

The amount and composition of the allowance for loan losses is as follows:

Table 2  Allocation of Allowance for Loan Losses

Amounts in thousands of dollars                   June 30,    December 31,    June 30,
                                                   1995          1994          1994
Commercial & Industrial Loans(1)                   $7,046        $7,096        $5,971
Real estate loans - Mortgages                           0             0           643
Real estate loans - Construction                        0             0           102
Loans                                               7,046         7,096         6,716
Unfunded commitments and letters of credit            502           331           563
Total Allowance for loan losses                    $7,548        $7,427        $7,279
(1) Including Commercial loans secured by
real estate


Adequacy of the allowance is determined using management's estimates of the risk of loss for the portfolio and individual loans. Included in the criteria used to evaluate credit risk are, wherever appropriate, the borrower's cash flow, financial condition, management capabilities, and collateral valuations, as well as industry conditions. A portion of the allowance is established to address the risk inherent in general loan categories, historic loss experience, portfolio trends, economic conditions, and other factors. Based on this assessment a provision for loan losses may be charged against earnings to maintain the adequacy of the allowance. The allocation of the allowance based upon the risks by type of loan, as shown in Table 2, implies a degree of precision that is not possible when using judgments. While the systematic approach used does consider a variety of segmentations of the portfolio, management considers the allowance a general reserve available to address risks throughout the entire loan portfolio.


Activity in the allowance, classified by type of loan, is as follows:

Table 3   Analysis of the Changes in the Allowance for Loan Loss

Amounts in thousands of dollars             For the Periods Ended
                                    June 30,    December 31,   June 30,

                                         1995        1994        1994
Balance at January 1                     $7,427      $6,513      $6,513
Loans charged off:
Real estate secured loans                     0         486         361
Commercial loans secured and unsecured      196         820         501
Loans to individuals, installment
and other loans                              11         107           0
     Total charge-offs                      207       1,413         862
Recoveries of loans previously
charged off:
  Real estate secured loans                  31         586         519
  Commercial loans secured and              286       1,735       1,106
unsecured
  Loans to individuals, installment          11           6           3
and other loans
     Total recoveries of loans              328       2,327       1,628
previously charged off
Net charge-off (recovery)                 (121)       (914)       (766)
Provision for loan losses                     0           0           0
Balance at end of period                 $7,548      $7,427      $7,279
Net loan charge-offs (recoveries) as
a percentage of average gross loans
outstanding during the period ended
                                         (.069)%     (0.61)%     (0.56)%


The Bank's policy concerning nonperforming loans is more conservative than is generally required. It defines nonperforming assets as all loans ninety days or more delinquent, loans classified nonaccrual, and foreclosed, or in substance foreclosed real estate. Nonaccrual loans are those whose interest accrual has been discontinued because the loan has become ninety days or more past due or there exists reasonable doubt as to the full and timely collection of principal or interest. When a loan is placed on nonaccrual status, all interest previously accrued but uncollected is reversed against operating results. Subsequent payments on nonaccrual loans are treated as principal reductions. At June 30, 1995, nonperforming loans amounted to $285 thousand compared with $36 thousand at December 31, 1994.

Potential problem loans are defined as loans as to which there are serious doubts about the ability of the borrowers to comply with present loan repayment terms. It is the policy of the Bank to place all potential problem loans on nonaccrual status. At June 30, 1995, therefore, the Bank had no potential problem loans other than those disclosed in Table 4 as nonperforming loans.

Table 4:  Nonperforming Assets

Amounts in thousands of dollars   June 30,   December 31,   June 30,
                                    1995         1994        1994
Loans not performing (1)            $285          $36         $342
Insubstance foreclosures               0            0          700
Total nonperforming loans            285           36        1,042
Other real estate owned                0            0            0
     Total nonperforming assets     $285          $36       $1,042

Allowance for loan losses as a
              percent of:
Nonperforming loans               2,648%      20,631%         699%
Nonperforming assets              2,648%      20,631%         699%
Nonperforming assets as a
percent of total  assets             .1%           0%         0.4%
Nonperforming loans as a
percent of total loans               .2%           0%         0.7%

Note 1:
Loans not performing
Performing as agreed                $285          $36         $118
Partial performance                    0            0           99
Not performing                         0            0          125
                                    $285          $36         $342
Nonaccrual:
Loans                               $285          $36         $342
Troubled debt restructuring            0            0            0




Securities
The securities portfolio at June 30, 1995, totaled $65 million, compared to $74 million at year-end 1994. The securities are all held in a Held for Investment portfolio. There was no held for sale portfolio at June 30, 1995 or year-end 1994. This portfolio is recorded at amortized cost. It is the Bank's intention to hold these securities to their individual maturity dates.

There  have been no realized gains or losses on securities in the second quarter
of  1995  or  1994.    At  June 30, 1995, there were unrealized  gains  of  $396
thousand and losses of $606 thousand in the securities portfolio.

Additional information concerning securities is provided in the footnotes to the accompanying financial statements.


Other Real Estate Owned
There was no Other Real Estate Owned on the Bank's balance sheet at June 30, 1995, December 31, 1994, and June 30, 1994. The Bank's policy is to carry properties acquired in foreclosure at fair value less estimated selling costs, which is determined using recent appraisal values adjusted, if necessary, for other market conditions. Loan balances in excess of fair value are charged to the allowance for loan losses when the loan is reclassified to other real estate. Subsequent declines in fair value are charged against a valuation allowance for real estate owned, created by charging a provision to other operating expenses. The Bank has not had any significant expenses related to Other Real Estate Owned in 1995 or 1994.

Deposit Concentration
Due to its historic focus on real estate-related activities, the Bank developed a concentration of deposit accounts from title insurance and escrow companies. These deposits are generally noninterest bearing transaction accounts that contribute to the Bank's interest margin. Noninterest expense related to these deposits is included in other operating expense. The Bank monitors the profitability of these accounts through an account analysis procedure.

The Bank offers products and services allowing customers to operate with increased efficiency. A substantial portion of the services, provided through third party vendors, are automated data processing and accounting for trust balances maintained on deposit at the Bank. These and other banking related services, such as messenger and deposit courier services, will be limited or charged back to the customer if the deposit relationship profitability does not meet the Bank's expectations.

Noninterest bearing deposits represent nearly the entire title and escrow relationship. These balances have been reduced substantially as the Bank focused on middle market business loans. The balance at June 30, 1995, was $34 million compared to $44 million at December 31, 1994. Costs relative to servicing the above relationships are the significant portion of the Bank's customer data processing and messenger and courier costs. These were no significant changes to the costs in 1995.

The Bank had $37 million in certificates of deposit larger than $100 thousand dollars at June 30, 1995. The maturity distribution of these deposits is relatively short term, with $34 million maturing within 3 months and the $36 million maturing within 12 months.

Liquidity and Interest Rate Sensitivity
The objective of liquidity management is to ensure the Bank's ability to meet cash requirements. The liquidity position is managed giving consideration to both on and off-balance sheet sources and demands for funds.

Sources of liquidity include cash and cash equivalents (net of Federal Reserve requirements to maintain reserves against deposit liabilities), securities eligible for pledging to secure borrowings from dealers pursuant to repurchase agreements, loan repayments, deposits, and borrowings from a $25 million overnight federal funds line available from a correspondent bank. Potential significant liquidity requirements are withdrawals from noninterest bearing demand deposits and funding of commitments to loan customers.


From time to time the Bank may experience liquidity shortfalls ranging from one to several days. In these instances, the Bank will either purchase federal funds, and/or sell securities under repurchase agreements. These actions are intended to bridge mismatches between funding sources and requirements, and are designed to maintain the minimum required balances. The Bank has had no Fed Funds purchased or borrowings under repurchase agreements during 1994 or 1995.

The Bank's historical portfolio of large certificates of deposit (those of $100 thousand or more) has not been significant relative to the total deposit base. At June 30, 1995 this funding source was 14% of average deposits, compared to 14% at December 31, 1994. This funding source has traditionally been used to manage liquidity needs within the deposit portfolio.

During 1994 and 1995, loan growth for the bank outpaced growth of deposits from the banks commercial customers. The Bank funded this growth, combined with the Bank's reduced concentration in title and escrow deposits, in part with certificates of deposit from customers from outside the Bank's normal service area. These out of area deposits are certificates of deposit of $90,000 or greater, that are priced competitively with similar certificates from other financial institutions throughout the country. At June 30,1995, the Bank had approximately $83 million of these out of area deposits, up from $55 million at December 31, 1994.

Table 5   Interest Rate Maturities of Earning Assets and Funding Liabilities at
June 30, 1995

Amounts in thousands of dollars                   Amounts Maturing or Repricing in

                                                  More Than  More Than  More Than
                                                   3 Months   6 Months   9 Months
                                                     But        But        But
                                       Less Than  Less Than  Less Than  Less than  12 Months
                                        3 Months   6 Months   9 Months  12 Months    & Over
Earning Assets
 Gross Loans                             $17,0174       $202     $2,192       $147     $4,653
 Securities                                 4,994      4,990      7,061      2,497     45,266

Federal funds sold & other                 37,000        ---        ---        ---          0
     Total earning assets                 212,168      5,192      9,253      2,644     49,919

Interest-bearing deposits:
  Now and money market                     53,646        ---        ---        ---        ---
  Savings                                   9,310        ---        ---        ---        ---
  Time certificates of deposit:
    Under $100                             36,167     15,984      7,188      5,768      5,940
    $100 or more                           23,393      6,930      2,120      3,755      1,000
Non interest-bearing demand deposits       24,077          0          0          0          0

Total interest-bearing liabilities        146,593     22,914      9,308      9,523      6,940
Interest rate sensitivity gap              65,575   (17,722)       (55)    (6,879)     42,979
Cumulative interest rate sensitivity gap   65,575     47,853     47,798     40,919     83,898

Off balance sheet financial instruments         0          0          0          0          0

Net cumulative gap                        $65,575    $47,853    $47,798    $40,919    $83,898

Adjusted cumulative ratio of rate
sensitive assets to rate sensitive           1.45       1.28       1.27       1.22       1.43
liabilities (1)



 (1) Ratios greater than 1.0 indicate a net asset sensitive position. Ratios less than 1.0 indicate a liability sensitive position. A ratio of 1.0 indicates a risk neutral position.

Assets and liabilities shown on Table 5 are categorized based on contractual maturity dates. Maturities for those accounts without contractual maturities are estimated based on the Bank's experience with these customers. Noninterest bearing deposits of title and escrow companies, having no contractual maturity dates, are considered subject to more volatility than similar deposits from commercial customers. The net cumulative gap position shown in the table above indicates that the Bank does not have a significant exposure to interest rate fluctuations during the next twelve months.


Capital
Total shareholders' equity was $32 million at June 30, 1995, compared to $30 million at year-end 1994. This increase was due to earnings, plus the exercise of stock options. The Bank is guided by statutory capital requirements, which are measured with three ratios, two of which are sensitive to the risk inherent in various assets and which consider off-balance sheet activities in assessing capital adequacy. During 1995 and 1994, the Bank's capital levels exceeded the "well capitalized" standards, the highest classification established by bank regulators.


Table 7  Capital Ratios

                                                              Regulatory Standards
                            June 30,      December 31,        Well
                              1995            1994        Capitalized       Minimum

Total Risk Based  Capital    15.85%          15.40%           10.0%           8.00%
Tier 1 Risk Based Capital    14.57           14.12             6.0            4.00
Equity to Average Assets     10.31           10.44             5.0            3.00


  In February of 1995, the Bank declared a dividend of $.02 per share payable March 13, 1995 to shareholders of record February 20, 1995. The Company also declared a dividend of $.02 per share for the quarter ended June 30, 1995, payable September 4, 1995 to shareholders of record August 15, 1995. The dividend payout ratio was 13% for both the three and six month periods ending June 30, 1995. No dividends were paid in 1994 .

The common stock of the Company is listed on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market Systems where it trades under the symbol CUBN.

Market Expansion
The Bank operates as a single business segment, providing commercial banking services in the southern California area. The Bank is committed to expanding the market penetration of the commercial bank, including the creation of new branches, and pursuing acquisition opportunities.

In June, 1995, the loan production office in Camarillo was converted to a full service Ventura County Regional Office. Additionally, the Bank has relocated its City of Industry Regional Office to new and larger quarters in the Crossroads Business Park to better serve the business banking needs of its customers in the greater San Gabriel Valley.

On March 27, 1995, the Company entered into an agreement to acquire Santa Ana - based Corporate Bank in a stock transaction . Completion of this transaction is subject to Corporate Bank shareholder approval and regulatory approvals, which is expected late in the fourth quarter of 1995 or early in the first quarter of 1996.

Net Interest Income and Interest Rate Risk
Net interest income is the difference between interest and fees earned on earning assets and interest paid on funding liabilities. Net interest income for the second quarter of 1995 was $3.9 million, compared to $3.3 million for the same period in 1994. The change is attributable to changes in volume and deposit mix. The Bank's net interest income has improved with the growth of the commercial loan portfolio from 1994 to 1995. This improvement was offset in part by the change in deposit mix away from non interest bearing title and escrow deposits.


Table 8  Analysis of Changes in Net Interest Income (1)

Amounts in thousands of             Six months ended June 30,           Six months ended June 30,
dollars                               1995 compared to 1994               1994 compared to 1993
Increases(Decreases)                 Volume       Rate       Total       Volume       Rate       Total
Interest Income
   Loans, net                        $1,559      $1,180     $2,739    $(2,795)         $52    $(2,743)
   Investments                           49         420        469         460        (24)         436
   Federal Funds Sold                   215         261        476         203          31         234
    Total interest income             1,823       1,861      3,684     (2,132)          59     (2,073)
Interest Expense
   Interest-bearing deposits:
   Demand and Savings                 (127)         217         90        (14)        (71)        (85)
  Time Certificates of Deposits:
        Under $100                      848         256      1,104        (85)           0        (85)
       $100 or more                     333         255        588       (204)          12       (192)
Federal funds purchased /Repos            0           0          0        (43)        (43)        (86)
Other borrowings                       (58)        (38)       (96)        (58)           6        (52)
    Total interest expense              996         690      1,686       (404)        (96)       (500)
    Net interest income                $827      $1,171     $1,998    $(1,728)        $155    $(1,573)

(1) The change in interest income or interest expense that is attributable to both change in average balance and average rate has been allocated to the changes due to (i) average balance and (ii) average rate in proportion to the relationship of the absolute amounts of the changes in each.

Yields on earning assets were approximately 8.9% in the first six months of 1995, compared to a 7.05% yield for the same period in 1994. The higher average yield on earning assets in 1995 is the primarily the result of an increase in the prime rate from an average of 6.5% in the first half of 1994 to an average of 8.9% in the first half of 1995.


Rates on interest bearing liabilities resulted in an average cost of funds of 5.0% in 1995, compared with 2.7% for the comparable period of 1994. In addition to the generally higher level of interest rates in 1995, certificates of deposit represent a higher proportion of the funding liabilities, rather than lower cost money market or savings accounts.



Expressing net interest income as a percent of average earning assets is referred to as margin. Margin for 1995 was 5.7%, compared to 5.5% for the same period in 1994. The Bank's margin is strong because it has funded itself with a significant amount of noninterest bearing deposits. The higher margin in 1995 is largely due to the higher general level of interest rates.



Table 9  Average Balance Sheets and Analysis of Net Interest Income

                                     Six months ended                    Six months ended
Amounts in thousands of               June 30, 1995                       June 30, 1994
dollars
                                          Interest      Annual                Interest      Annual
                                         Income or    Yield or               Income or    Yield or
                               Balance     Expense        Rate     Balance     Expense        Rate
Interest Earning Assets
 Loans, Net                   $164,298      $9,087      11.06%    $130,601      $6,043       9.25%
 Investments                    69,500       1,804        5.19      65,755       1,290        3.92
 Certificates of Deposit
  in other banks                    96           2        4.17       1,377          32        4.65
 Federal Funds Sold             34,796       1,016        5.84      22,594         399        3.53
 Total Earning Assets          268,690      11,909        8.86     220,327       7,764        7.05
Non Earning Assets
  Cash & Due From Banks         24,151                              28,762
  Other Assets                   8,141                               8,009
Total Assets                  $300,982                            $257,098
Interest-bearing Liabilities
Demand and savings              64,278         939        2.92     $75,228         879        2.34
Time Certificates of Deposits
  Less Than $100                66,071       2,076        6.28      19,260         349        3.62
  More Than $100                38,197       1,172        6.14      17,318         276        3.19

Total interest-bearing         168,546       4,187        4.97     111,806       1,504        2.69

Noninterest-bearing Deposits    92,499                             109,787
Total Deposits                 261,045       4,187        3.21     221,593       1,504        1.36
Other Borrowings                 3,801         104        5.47       5,476         188        6.87
Total Funding Liabilities      264,846       4,291        3.24     227,069       1,692        1.49
Other Liabilities                5,915                               2,812
Shareholders' Equity            30,221                              27,217
Total Liabilities and
Shareholders' Equity          $300,982                            $257,098
Net Interest Income                         $7,618       5.67%                  $6,072       5.51%
Shareholders' Equity to
Total Assets                    10.04%                              10.59%

Other Operating Income

A significant portion of other operating income in 1994 was earned as mortgage servicing rights were sold. The Bank reported a gain of $186 thousand on the sale of mortgage servicing in the quarter ended June 30, 1995, representing final settlement payments received related to open issues on servicing sales from prior quarters. The trends and composition of other operating income are shown in the following table.


Table 10A Other operating income

Amounts in thousands of dollars
                                      For three months ended
                                  June 30, 1995    June 30, 1994

Gain on sale of SBA Loans                 $51
Fees on loans sold                          0            $15
Premium on sales of mortgage loans          0             15
Service income                              0            249
Documentation fees                         10             22
Other service fees and charges            294            291
Gain on sale of mortgage
servicing portfolio                       186            720
Total                                    $541         $1,312



Table 10B Other operating income

Amounts in thousands of dollars
                                        For six months ended
                                June 30, 1995           June 30, 1994

Gain on sale of SBA Loans                $151
Fees on loans sold                          0            $15
Premium on sales of mortgage loans          0             83
Service income                              0            714
Documentation fees                         46             44
Other service fees and charges            581            639
Gain on sale of mortgage
servicing portfolio                       383          1,558
Total                                  $1,161         $3,053


Operating Expense
Total operating expenses for the bank were $3.2 million and $6.3 million for the three and six months ended June 30, 1995 , compared to $3.6 million and $7.0 million for the same period in 1994. Refocusing productive resources toward commercial banking activities and eliminating historic inefficiencies allowed this reduction. The current level of operating expense is deemed to be adequate and will be leveraged further as the core middle market business is expanded.


Provision for Loan Losses
The Bank has made no provision for loan losses in 1995 or 1994. No loan loss provision has been deemed necessary for 1995 and 1994, due to the declining levels of nonperforming assets, net recoveries received, and the strong reserve position.


Legal and Regulatory Matters
In June 1992, the Bank entered into an agreement with the Office of the Comptroller of the Currency (OCC), the Bank's primary federal regulator, which required the implementation of certain policies and procedures for the operation of the bank to improve lending operations and management of the loan portfolio. In November 1993, after completion of its annual examination, the OCC released the Bank from the Formal Agreement. Following this, the Federal Reserve Bank of San Francisco ("Fed") notified the Company on November 29, 1993, that the
Memorandum of Understanding, which it had signed, was terminated because the requirements of the agreement were satisfied.




Consolidated Statements of Financial Condition      CU Bancorp and Subsidiary

Amounts in thousands of dollars                              June 30,  December 31,
                                                               1995          1994
Assets
Cash and due from banks                                       $29,617       $35,397
Federal funds sold                                             37,000        20,000
  Total cash and cash equivalents                              66,617        55,397

Investment securities (Market value of $64,598 and
$71,423 at June 30, 1995 and December 31, 1994,                64,808        74,153
respectively)
Loans, (Net of allowance for loan losses of $7,548 and
$7,427 at June 30, 1995, and December 31, 1994,               169,820       167,175
respectively)
Premises and equipment, net                                     1,170           996
Other real estate owned, net                                        0             0
Accrued interest receivable and other assets                    7,372         6,433
Total Assets                                                 $309,787      $304,154

Liabilities and Shareholders' equity
Deposits:
  Demand deposits                                             $97,559      $112,034
  Savings deposits                                             62,842        67,896
  Time deposits under $100                                     71,047        47,836
  Time deposits of $100 or more                                37,198        36,415
      Total deposits                                          268,646       264,181

Accrued interest payable and other liabilities                  9,608        10,229
  Total liabilities                                           278,254       274,410
Shareholders' equity:
  Preferred stock, no par value:
    Authorized -- 10,000,000 shares
    No shares issued or outstanding in 1995 or 1994               ---           ---
  Common stock, no par value:
    Authorized - 20,000,000 shares
     Issued and outstanding - 4,587,330  in 1995, and
     4,437,312 in 1994.                                        26,992        26,430
Retained earnings                                               4,541         3,314
Total Shareholders' equity                                     31,533        29,744
Total Liabilities and Shareholders' equity                   $309,787      $304,154
The accompanying notes are an integral part of these
consolidated financial statements.



Consolidated Statements of Income                             CU Bancorp and
  Subsidiary

Amounts in thousands of dollars, except per    For the three months         For the six months
share data                                      ended June 30,               ended June 30,
                                               1995          1994          1995          1994
Revenue from earning assets:
 Interest and fees on loans                      $4,674        $3,211        $9,087        $6,043
 Interest on taxable investment securities          879           647         1,779         1,288
 Interest on tax exempt investment securities        10             1            25             2
 Interest on time deposits with other
    financial institutions                            0            16             2            32
 Interest on federal funds sold                     514           252         1,016           399
   Total revenue from earning assets              6,077         4,127        11,909         7,764
Cost of funds:
 Interest on interest-bearing demand deposits       404           417           803           778
 Interest on savings deposits                        66            56           136           101
 Interest on time deposits under $100             1,103           135         2,076           349
 Interest on time deposits of $100 or more          590           133         1,172           276
 Interest on other borrowings                        46            66           104           188
   Total cost of funds                            2,209           807         4,291         1,692
   Net revenue from earning assets before
   provision for loan losses                      3,868         3,320         7,618         6,072
 Provision for loan losses                            0             0             0             0
   Net revenue from earning assets                3,868         3,320         7,618         6,072
Other operating revenue:
   Servicing Income - mortgage loans sold             0           249             0           714
 Other fees & charges - commercial                  355           301           838           530
Premium on sales of mortgage loans                    0            30             0            98
Other fees and charges - mortgage                     0            12             0           153
Gain on sale of mortgage servicing portfolio        186           720           323         1,558
Total other operating revenue                       541         1,312         1,161         3,053
Other operating expenses:
 Salaries and related benefits                    1,673         1,536         3,325         3,079
 Selling expenses - mortgage loans                    0           120             0           246
 Other operating expenses                         1,490         1,896         2,948         3,712
   Total operating expenses                       3,163         3,552         6,273         7,037
Income before provision for income taxes          1,246         1,080         2,506         2,088
Provision for income taxes                          547           472         1,097           902
Net income                                         $699          $608        $1,409        $1,186
Earnings per share                                $0.15         $0.13         $0.30         $0.26

The accompanying notes are an integral
part of these consolidated financial
statements.

               CU BANCORP AND SUBSIDIARY
         CONSOLIDATED STATEMENTS OF CASH FLOWS
           (AMOUNTS IN THOUSANDS OF DOLLARS)


                                                                   For the six
                                                                     months
                                                                  ended June 30,
                                                                  1995           1994
Increase(decrease) in cash and  cash equivalents:
Cash flows from operating activities
Net income/(loss)                                                $1,409         $1,186
Adjustments to reconcile net income to net cash provided
by operating activities:
        Provision for depreciation and amortization                 250            251
        Amortization of real estate mortgage servicing  rights        0             15
        Benefit of deferred taxes                                   137            139
        Increase/(decrease) in other assets                       (723)          1,547
        Increase/(decrease) in other liabilities                (1,028)        (5,759)
        (Increase)/decrease in accrued interest receivable        (353)          (172)
        Increase/(decrease) in deferred loan fees                  (67)             84
        Increase/(decrease) in accrued interest payable             407           (52)
        Net amortization of (discount)/premium on
                 investment securities                              288            592
                  Total Adjustments                             (1,089)        (3,355)
                  Net cash provided by operating activities         320        (2,169)
Cash flows from investing activities
Proceeds from investment securities sold or matured               9,057         49,851
Purchase  of investment securities                                    0       (20,414)
Net decrease in time deposits with other financial institutions       0              0
Net (Increase/(decrease) in loans                               (2,578)        (1,907)
Purchases of premises and equipment, net                          (424)          (117)
                  Net cash provided by investing  activites       6,055         27,413
Cash Flows from financing activities
Net increase/(decrease) in demand and savings deposits         (19,429)         21,157
Net increase/(decrease/ in time certificates of deposits         23,894       (17,395)
Proceeds from exercise of stock options and director warrants       562             54
Cash dividend paid                                                (182)              0
         Net cash provided by financing  activities               4,845          3,816
Net increase (decrease) in cash and cash equivalents             11,220         29,060
Cash and cash equivalents at beginning of year                   55,397         46,440
Cash and cash equivalents at end of year                        $66,617        $75,500

Supplemental disclosure of cash flow information
Cash paid during the year:
        Interest                                                 $1,860           $850
        Taxes                                                       900          1,002
Supplemental disclosure of noncash investing activities:
        Loans transferred to OREO                                     0              0
  The accompanying notes are an integral part of these
           consolidated financial statements.

Notes to Consolidated Financial Statements
                                  June 30, 1995
                                    UNAUDITED



Note A.  BASIS OF PRESENTATION

The accounting and reporting policies of CU Bancorp ("the Company") and its wholly owned subsidiary, California United Bank, N.A. ("the Bank"), are prepared in accordance with generally accepted accounting principles used in the banking industry. All material inter company balances have been eliminated and all material interim period adjustments which, in the opinion of management, are necessary for a fair presentation of financial condition, results of operations, and cash flow have been made. All interim period adjustments that have been made have been of a normal and recurring nature.


Note B.  EARNINGS PER SHARE

Net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented, except when the effect of the latter would be anti-dilutive.


NOTE C.  SECURITIES

The Bank has the intent and ability to hold its investment securities until maturity. Accordingly, investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts on a straight-line basis, which approximates the effective interest method. Gains and losses recognized on the sale of investment securities are based upon the adjusted cost and determined using the specific identification method.

The Bank has no securities classified as "held for sale", indicating the willingness to sell these securities under certain conditions. These securities would be carried at current market value with unrealized gains or losses not recognized as current income but reported as an increase or decrease to capital in the statements of financial condition and in the statements of shareholders' equity.



The following tables set forth the book value and market value, of investment securities at June 30, 1995.


                                               Gross        Gross
                                      Book      Unrealized   Unrealized     Market
  (Thousands of dollars)             Value        Gains       Losses        Value

  U.S. Treasury Securities           $57,851         $242       $(606)      $57,487
  Mortgage-backed securities              49                                     49
  U.S. Government Agency Securities    5,726          150                     5,876
  State and Municipal Securities         750            4                       754
  Federal Reserve Bank                   432            0            0          432
  Total                              $64,808        $ 396       $(606)       64,598          246



Note D.  AVERAGE FEDERAL RESERVE BALANCES

The average cash reserve required to be maintained at the Federal Reserve Bank was approximately $3.1 million, $6 million, and $5.8 million for the periods ending June 30, 1995 and December 31 and June 30, 1994, respectively.

Note E.  PREMISES AND EQUIPMENT

Premises and equipment are carried at cost less accumulated depreciation and the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is also computed using the straight-line method over the shorter of the useful life of the improvement or the term of the lease.


Note F.  OTHER REAL ESTATE OWNED

Real estate owned, acquired either through foreclosure or deed in lieu of foreclosure, is recorded at the lower of the loan balance or estimated fair market value. When acquired, any excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. Subsequent write-downs, if any, are charged to operation expenses in the periods that they become known. There was no other real estate owned as of June 30, 1995, December 31 or June 30, 1994.


Note G.  INCOME TAXES

Effective January 1, 1993, the Bank implemented the provisions of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The implementation had no significant impact on the financial condition or operations of the Bank. SFAS No. 109 utilizes the liability method and deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.


Note H.  LOANS

Loans are carried at face amount, less payments collected, allowance for loan losses, and unamortized deferred fees. Interest on loans is accrued monthly on a simple interest basis. The general policy of the Bank is to discontinue the accrual of interest and transfer loans to nonaccrual (cash basis) status where reasonable doubt exists with respect to the timely collectibility of such interest. Payments on nonaccrual loans are accounted for using a cost recovery method.

Loan origination fees and commitment fees, offset by certain direct loan origination costs, are deferred and recognized over the contractual life of the loan as a yield adjustment.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can reasonably be anticipated. Management considers current economic conditions, historical loan loss experience, and other factors in determining the adequacy of the allowance. The allowance is based on estimates and ultimate losses may differ from current estimates. These estimates are reviewed periodically and as adjustments become necessary, they are charged to earnings in the period in which they become known. The allowance is increased by provisions charged to operating expenses, increased for recoveries of loans previously charged-off, and reduced by charge-offs.

The Bank adopted Statement of Financial Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan-Income

Recognition and Disclosures," as of January 1, 1995. SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. When the measure of the impaired loan is less than the recorded balance of the loan, the impairment is recorded through a valuation allowance included in the allowance for loan losses. The Bank had previously measured the allowance for loan losses using methods similar to the prescribed in SFAS 114. As a result, no additional provision was required by the adoption of this pronouncement.

The Bank considers all loans where reasonable doubt exists as to the payment of interest or principal to be impaired loans. All loans that are ninety days or more past due are automatically included in this category. An impaired loan will be charged off when the Bank determines that repayment of principal has become unlikely or subject to a lengthy collection process. All loans that are six months or more past due and not well secured or in the process of collection are charged off.

At June 30, 1995, the Bank had $285 thousand in impaired loans, against which a loss allowance of $119 thousand has been provided. The recorded investment in all impaired loans has been calculated based on the present value of expected cash flows discounted at the loan's effective interest rate. All impaired loans are included in nonaccrual status, and as such no interest income is recognized. For the second quarter of 1995, the Bank had an average investment in impaired loans of approximately $129 thousand. The average investment in impaired loans for the six months ended June 30, 1995 was approximately $80 thousand.


Note I.  RECLASSIFICATIONS

Certain items have been reclassified in the prior period financial statements presented herein, in order to conform to classifications followed for June 30, 1995.

Note J.  LEGAL MATTERS

In the normal course of business the Bank occasionally becomes a party to litigation. In the opinion of management, based upon consultation with legal counsel, the Bank believes that pending or threatened litigation involving the Bank will have no adverse material effect upon its financial condition, or results of operations. The Bank is a defendant in multiple lawsuits related to the failure of two real estate investment companies, Property Mortgage Company, Inc., ("PMC") and S.L.G.H., Inc. ("SLGH"). The lawsuits, consist of a federal action by investors in PMC and SLGH (the "Federal Investor Action"), at least three state court actions by groups of Investors (the "State Investor Actions"), and an action filed by the Resolution Agent for the combined and reorganized bankruptcy estate of PMC and SLGH (the "Neilson" Action). An additional action was filed by an individual investor and his related pension and profit sharing plans (the "Individual Investor Action"). Other defendants in these multiple actions and in related actions include financial institutions, title companies, professionals, business entities and individuals, including the principals of PMC and SLGH. The Bank was a depository bank for PMC, SLGH and related companies and was a lender to certain principals of PMC and SLGH ("Individual Loans"). Plaintiffs allege that PMC/SLGH was or purported to be engaged in the business of raising money from investors by the sale and issuance of interests in loans evidenced by promissory notes secured by real property. Plaintiffs allege that false representations were made, and the investment merely constituted a "Ponzi" scheme. Other charges relate to the Bank's conduct with regard to the depository accounts, the lending relationship with the principals and certain collateral taken , pledged by PMC and SLGH in conjunction with the Individual Loans. The lawsuits allege inter alia violations of federal and state securities laws, fraud, negligence, breach of fiduciary duty, and conversion as well as conspiracy and aiding and abetting counts with regard to these violations. The Bank denies the allegations of wrongdoing. Damages in excess of $100 million have been alleged, and compensatory and punitive damages have been sought generally against all defendants, although no specific damages have been prayed for with regard to the Bank, nor has there been any apportioning of liability among defendants or attributable to the various claims asserted. A former officer and director of the Bank has also been named as a defendant. The Bank and the named officer/director have notified the Bank's insurance carriers of the various lawsuits. During 1994, the Court granted the Bank's motion for summary judgment in the Individual
Investor Action.   An appeal of that Order was filed by the plaintiffs.  The
plaintiff in the Individual Investor Action will be a member of the settling class and in connection with the settlement discussed below, that appeal will be dismissed. The Bank has entered into a settlement agreement with the representatives of the various plaintiffs, which has now been consummated, with the dismissal of all of the above referenced cases, with prejudice, against the Bank, its officers and directors, with the exception of the officer/director previously named pending. Court approval of these settlements was been received. In connection with the settlement, the Bank released its security interest in certain disputed collateral and cash proceeds thereof, which the Bank received from PMC, SLGH, or the principals, in connection with the Individual Loans. This collateral has been a subject of dispute in the Neilson Action, with both the Bank and the representatives of PMC/SLGH asserting the right to such collateral. All the Individual Loans have been charged off, previously. The Bank also made a cash payment to the Plaintiffs in connection with the settlement. The effect on the financial statements of this settlement was immaterial. In connection with the settlement the Bank assigned its rights, if any, under various insurance policies, to the Plaintiffs. The settlement does not resolve the claims asserted against the officer/director. The Bank is still providing a defense to its former director/officer who continues as a defendant and who retains his rights of indemnity, if any, against the Bank arising out of his status as a former employee. At this time the only viable claims which remain against the former director/employee are claims of negligence in connection with certain depository relationships with PMC/SLGH. While the Bank's Director and Officer Liability Insurer has not acknowledged coverage of any potential judgment or cost of defense, the Insurer is on notice of the action and has participated in various aspects of the case.


Note K.  REGULATORY MATTERS

On November 2, 1993, the Office of the Comptroller of the Currency ("OCC"), after completion of their annual examination of the Bank, terminated the Formal Agreement entered into in June, 1992. In December 1993, the Fed terminated the Memo of Understanding entered into in August, 1992.

The Formal Agreement had been entered into in June 1992 and required the implementation of certain policies and procedures for the operation of the Bank to improve lending operations and management of the loan portfolio. The Formal Agreement required the Bank to maintain a Tier 1 Risk Weighted Capital ratio of 10.5% and a 6.0% Tier 1 Leverage Ratio. The Formal Agreement mandated the adoption of a written program to essentially reduce criticized assets, maintain adequate loan loss reserves and improve bank administration, real estate appraisal, asset review management and liquidity policies, and restricted the payment of dividends.

The agreement specifically required the Bank to: 1) create a compliance committee; 2) have a competent chief executive officer and senior loan officer, satisfactory to the OCC, at all times; 3) develop a plan for supervision of management; 4) create and implement policies and procedures for loan administration; 5) create a written loan policy; 6) develop and implement an asset review program; 7) develop and implement a written program for the maintenance of an adequate Allowance for Loan and Lease Losses, and review the adequacy of the Allowance; 8) eliminate criticized assets; 9) develop and implement a written real estate appraisal policy; 10) obtain and improve procedures regarding credit and collateral documentation; 11) develop a strategic plan; 12) develop a capital program to maintain adequate capital (this provision also restricts the payment of dividends by the Bank unless (a) the Bank is in compliance with its capital program; (b) the Bank is in compliance with 12 U.S.C. 55 and 60 and (c) the Bank receives the prior written approval of the OCC District Administrator); 13) develop and implement a written liquidity, asset and liability management policy; 14) document and support the reasonableness of any management and other fees to any director or other party;
15) correct
violations of law; and 16) provide reports to the OCC regarding compliance.

The Memorandum of Understanding was executed in August 1992 and required 1) a plan to improve the financial condition of CU Bancorp and the Bank; 2) development of a formal policy regarding the relationship of CU Bancorp and the Bank, with regard to dividends, inter-company transactions, tax allocation and management or service fees; 3) a plan to assure that CU Bancorp has sufficient cash to pay its expenses; 4) ensure that regulatory reporting is accurate and submitted on a timely basis; 5) prior approval of the Federal Reserve Bank prior to the payment of dividends; 6) prior approval of the Federal Reserve Bank prior to CU Bancorp incurring any debt and 7) quarterly reporting regarding the condition of the Company and steps taken regarding the Memorandum of Understanding.

                        SIGNATURES




    Pursuant to the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                                          CU BANCORP
                                          September  15, 1995




                                        By:___________________
                                            Patrick Hartman
                                            Chief Financial Officer

Part II - Other Information



Item 1.  Legal Proceedings

     Please refer to Note J , on page 21 above, for a complete discussion of legal and matters.

Item 2.  Changes in Securities

    None.

Item 3.  Defaults Upon Senior Securities

    None.

Item 4.  Submission of Matters to a Vote of Security Holders

    None.

Item 5.  Other Matters


On March 27, 1995, the Company entered into an agreement to acquire Corporate Bank, through a merger of Corporate Bank into the Company's subsidiary California United Bank, National Association. The consideration for the transaction was the Company's common stock. On May 10, 1995, Corporate Bank announced that the schedule for completion of the transaction had been delayed, as a result of a change of outside auditors by Corporate Bank, and also announced changes in management at Corporate Bank.



Item 6.  Exhibits and Filings on Form 8-K

  (a) Exhibits:
    (10)    Material Contracts (NONE)


   (b) Reports on Form 8-K: In a report filed on Form 8-K dated April 7, 1995, the Company reported the signing of a definitive agreement to acquire Corporate Bank.

[ARTICLE] 9
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   6-MOS
[FISCAL-YEAR-END]                          DEC-31-1995
[PERIOD-END]                               JUN-30-1995
[CASH]                                           29617
[INT-BEARING-DEPOSITS]                               0
[FED-FUNDS-SOLD]                                 37000
[TRADING-ASSETS]                                     0
[INVESTMENTS-HELD-FOR-SALE]                          0
[INVESTMENTS-CARRYING]                           64808
[INVESTMENTS-MARKET]                             64598
[LOANS]                                         177368
[ALLOWANCE]                                       7548
[TOTAL-ASSETS]                                  309787
[DEPOSITS]                                      268646
[SHORT-TERM]                                         0
[LIABILITIES-OTHER]                               9608
[LONG-TERM]                                          0
[COMMON]                                         26992
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[OTHER-SE]                                        4541
[TOTAL-LIABILITIES-AND-EQUITY]                  309787
[INTEREST-LOAN]                                   9087
[INTEREST-INVEST]                                 2822
[INTEREST-OTHER]                                     0
[INTEREST-TOTAL]                                 11909
[INTEREST-DEPOSIT]                                4187
[INTEREST-EXPENSE]                                4291
[INTEREST-INCOME-NET]                             7618
[LOAN-LOSSES]                                        0
[SECURITIES-GAINS]                                   0
[EXPENSE-OTHER]                                   6273
[INCOME-PRETAX]                                   2506
[INCOME-PRE-EXTRAORDINARY]                        1409
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                      1409
[EPS-PRIMARY]                                      .30
[EPS-DILUTED]                                      .30
[YIELD-ACTUAL]                                    5.67
[LOANS-NON]                                        285
[LOANS-PAST]                                         0
[LOANS-TROUBLED]                                     0
[LOANS-PROBLEM]                                   2048
[ALLOWANCE-OPEN]                                  7427
[CHARGE-OFFS]                                      207
[RECOVERIES]                                       328
[ALLOWANCE-CLOSE]                                 7548
[ALLOWANCE-DOMESTIC]                              7548
[ALLOWANCE-FOREIGN]                                  0
[ALLOWANCE-UNALLOCATED]                              0

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant's Articles of Incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law and that the corporation is authorized to provide for the indemnification of agents (as defined in Section 317 of the California General Corporation Law) of the corporation in excess of that expressly permitted by such Section 317 for breach of duty to the corporation and its shareholders to the fullest extent permissible under California law.

         Section 317 sets forth the provisions pertaining to indemnification of corporate "agents." For purposes of this law, an agent is any person who is or was a director, officer, employee or other agent of a corporation, or is or was serving at the request of the corporation in such capacity with respect to any other corporation, partnership, joint venture, trust or other enterprise. Indemnification for expenses, including amounts paid on settling or otherwise disposing of a threatened or pending action or defending against same can be made in certain circumstances by action of the Company through: 1) a majority vote of a quorum of the Board of Directors consisting of directors who are not party to the proceedings; or 2) approval of the shareholders, with the shares owned by the person to be indemnified not being entitled to vote thereon; or 3) such court in which the proceeding is or was pending upon application by designated parties. Under certain circumstances, an agent can be indemnified, even when found liable. Indemnification is mandatory where the agent's defense is successful on the merits. The law allows the Company to make advances of expenses for certain actions upon the receipt of an undertaking that he will reimburse the corporation if he is found liable.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers or persons controlling the Company, pursuant to the foregoing provisions or otherwise, the Company understand that in the opinion of the Securities and Exchange Commission such indemnification is against the public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 21.         EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)     EXHIBITS.

2.       PLAN OF ACQUISITION OR REORGANIZATION

         2.1 Amended and Restated Agreement and Plan of Reorganization and Exhibits thereto; contained herein at Appendix A.

3.       ARTICLES OF INCORPORATION AND BYLAWS OF THE REGISTRANT

         (A)     Articles of Incorporation

         3.1     Articles of Incorporation dated September 3, 1981: Filed as
         Exhibit 3(a) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.2 Certificate of Amendment of Articles Dated September 3, 1984; Filed as Exhibit 3(b) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.3 Certificate of Amendment of Articles dated January 28, 1985; Filed as Exhibit 3(c) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.4 Certificate of Amendment of Articles dated March 13, 1985; Filed as Exhibit 3(d) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.5 Certificate of Amendment of Articles of Incorporation dated June 22, 1988.

         3.6 Certificate of Amendment of Articles of Incorporation dated May 14, 1990.

         3.7 Certificate of Amendment of Articles of Incorporation dated June 19, 1990.

         B.      Bylaws

         3.8 Bylaws of the Registrant: Bylaws of Lincoln Bancorp (previous name) Dated September 14, 1984; Filed as Exhibit 3(e) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

4.       SPECIMEN CERTIFICATE

         4.1     Specimen Certificate evidencing shares of Registrant's Common
         Stock

5.       OPINION RE LEGALITY

         5.1     Opinion of Knecht & Hansen*

         5.2     Opinion of Anita Y. Wolman, Esq.*

8.       OPINION RE TAX MATTERS

         8.1 Opinion of Arthur Andersen LLP, re tax matters dated October 11, 1995.

10.      MATERIAL CONTRACTS:

         10.1 CU Bancorp 1993 Employee Stock Option Plan and Agreements; filed as Exhibit 10.1, 10.2 and 10.3 to the Registrants Annual Report on Form 10-K for the year ended

                 December 31, 1993, and incorporated by reference herein.

         10.2 CU Bancorp 1994 Non-Employee Director Stock Option Plan and Agreements; filed as Exhibits 10.1 and 10.2 to the Registrant's Annual Report of Form 10-K for the year ended December 31, 1995.

         10.3    CU Bancorp 1995 Restricted Stock Plan.*

         10.4 Lease for headquarters branch and executive offices at 16030 Ventura Boulevard, Encino, California 91436; filed as Exhibit 10(a) to Form S-1 dated March 21, 1985; Registration Number 2-96568 and incorporated herein by reference.

11.      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS - not applicable

12.      STATEMENTS RE COMPUTATION OF RATIOS - not applicable

21.      SUBSIDIARIES OF REGISTRANT

23.      CONSENTS OF EXPERTS AND COUNSEL

         23.1    Consent of Arthur Andersen, LLP

         23.2    Consent of Arthur Andersen LLP

         23.3    Consent of Grant Thornton LLP

         23.4    Consent of Knecht & Hansen (included in Exhibit 5.1)*

         23.5    Consent of Anita Y. Wolman

         23.6 Consent of The Findley Group, Incorporated (included in fairness opinion attached as Appendix B to Proxy Statement / Prospectus filed herewith.

24.      POWER OF ATTORNEY -- included with signature herein

-------------
* To be filed by amendment.

(b)      FINANCIAL STATEMENTS:

         Consolidated Statements of Financial Condition

         Consolidated Statement of Income

         Consolidated Statement of Changes in Shareholders' Equity

         Consolidated Statements of Changes in Financial Position

         Notes to Consolidated Financial Statements

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 25TH day of October, 1995.

                                       CU BANCORP


                                       By:      STEPHEN G. CARPENTER
                                          --------------------------------
                                                  Stephen G. Carpenter
                                                  Chief Executive Officer


                                       By:      PATRICK HARTMAN
                                          --------------------------------
                                                  Patrick Hartman
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen G. Carpenter and Patrick Hartman, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           Signature                     Title                    Date
           ---------                     -----                    ----
STEPHEN G. CARPENTER
________________________________  Chairman of the Board,          10/25/95
         Stephen G. Carpenter     Chief Executive Officer

DAVID A. RAINER
________________________________  President and Director          10/25/95
         David I. Rainer

RICHARD H. CLOSE
_______________________________   Director, Secretary             10/25/95
         Richard H. Close

KENNETH BERNSTEIN
_______________________________   Director                        10/25/95
         Kenneth Bernstein

RON PARKER
_______________________________   Director                        10/25/95
         Ron Parker

PAUL W. GLASS
_______________________________   Director                        10/25/95
         Paul W. Glass

EXHIBIT INDEX


EXHIBIT                                                             PAGE NUMBER


         (a)     EXHIBITS.

2.       PLAN OF ACQUISITION OR REORGANIZATION

         2.1 Amended and Restated Agreement and Plan of Reorganization and Exhibits thereto; contained herein at Appendix A.

3.       ARTICLES OF INCORPORATION AND BYLAWS OF THE REGISTRANT

         (A)     Articles of Incorporation

         3.1     Articles of Incorporation dated September 3, 1981: Filed as
         Exhibit 3(a) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.2 Certificate of Amendment of Articles Dated September 3, 1984; Filed as Exhibit 3(b) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.3 Certificate of Amendment of Articles dated January 28, 1985; Filed as Exhibit 3(c) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.4 Certificate of Amendment of Articles dated March 13, 1985; Filed as Exhibit 3(d) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

         3.5 Certificate of Amendment of Articles of Incorporation dated June 22, 1988.

         3.6 Certificate of Amendment of Articles of Incorporation dated May 14, 1990.

         3.7 Certificate of Amendment of Articles of Incorporation dated June 19, 1990.

         B.      Bylaws

         3.8 Bylaws of the Registrant: Bylaws of Lincoln Bancorp (previous name) Dated September 14, 1984; Filed as Exhibit 3(e) to Form S-1 dated March 21, 1985; Registration Number 2-96568, and incorporated herein by reference.

4.       SPECIMEN CERTIFICATE

         4.1     Specimen Certificate evidencing shares of Registrant's Common
         Stock

5.       OPINION RE LEGALITY

         5.1     Opinion of Knecht & Hansen*

         5.2     Opinion of Anita Y. Wolman, Esq.*

8.       OPINION RE TAX MATTERS

         8.1 Opinion of Arthur Andersen LLP, re tax matters dated October 11, 1995.

10.      MATERIAL CONTRACTS:

         10.1 CU Bancorp 1993 Employee Stock Option Plan and Agreements; filed as Exhibit 10.1, 10.2 and 10.3 to the Registrants Annual Report on Form 10-K for the year ended December 31, 1993, and incorporated by reference herein.

         10.2 CU Bancorp 1994 Non-Employee Director Stock Option Plan and Agreements; filed as Exhibits 10.1 and 10.2 to the Registrant's Annual Report of Form 10-K for the year ended December 31, 1995.

         10.3    CU Bancorp 1995 Restricted Stock Plan.*

         10.4 Lease for headquarters branch and executive offices at 16030 Ventura Boulevard, Encino, California 91436; filed as Exhibit 10(a) to Form S-1 dated March 21, 1985; Registration Number 2-96568 and incorporated herein by reference.

11.      STATEMENT RE COMPUTATION OF PER SHARE EARNINGS - not applicable

12.      STATEMENTS RE COMPUTATION OF RATIOS - not applicable

21.      SUBSIDIARIES OF REGISTRANT

23.      CONSENTS OF EXPERTS AND COUNSEL

         23.1    Consent of Arthur Andersen, LLP

         23.2    Consent of Arthur Andersen LLP

         23.3    Consent of Grant Thornton LLP

         23.4    Consent of Knecht & Hansen (included in Exhibit 5.1)*

         23.5    Consent of Anita Y. Wolman

         23.6 Consent of The Findley Group, Incorporated (included in fairness opinion attached as Appendix B to Proxy Statement / Prospectus filed herewith.

24.      POWER OF ATTORNEY -- included with signature herein